     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1997

                                                      REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                            ARGYLE TELEVISION, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4833                    74-2717523
     (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)
                         200 CONCORD PLAZA, SUITE 700
                           SAN ANTONIO, TEXAS 78216
                                (210) 828-1700
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                DEAN H. BLYTHE
                      VICE PRESIDENT AND GENERAL COUNSEL
                            ARGYLE TELEVISION, INC.
                         200 CONCORD PLAZA, SUITE 700
                           SAN ANTONIO, TEXAS 78216
                                (210) 828-1700
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                               ----------------
                                WITH COPIES TO:
            GUY KERR                                   STEVEN A. HOBBS
   LOCKE PURNELL RAIN HARRELL                          ROGERS & WELLS
  (A PROFESSIONAL CORPORATION)                         200 PARK AVENUE
  2200 ROSS AVENUE, SUITE 2200                  NEW YORK, NEW YORK 10166-0153
    DALLAS, TEXAS 75201-6776                           (212) 878-8000
         (214) 740-8000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Merger") of a wholly-owned subsidiary of The Hearst Corporation, with and into the Registrant as provided in the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, described in the enclosed Proxy Statement/Prospectus, have been satisfied or waived.
  If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
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
                                          PROPOSED MAXIMUM PROPOSED MAXIMUM   AMOUNT OF
  TITLE OF EACH CLASS OF     AMOUNT TO BE  OFFERING PRICE      AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED   REGISTERED    PER SHARE(1)   OFFERING PRICE(1)     FEE
-----------------------------------------------------------------------------------------
 Series A Common Stock,
  $.01 par value per
  share..................     8,277,054        $26.00        $134,443,764        (2)

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(1) These figures are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The registration fee has been calculated in accordance with Sections (f)(1), (f)(2) and (f)(3) of Rule 457 based upon the market value of the securities which are publicly traded and the book value of the securities which are not publicly traded to be cancelled in the Merger, less $ 160,000,000, the approximate aggregate amount of cash to be paid by the Registrant in the Merger. On July 25 , 1997, there were 11,310,914 shares of Series A Common Stock of the Registrant outstanding (including shares issuable upon conversion of outstanding securities and exercise of outstanding options) and the average of the high and low prices of such stock on the Nasdaq National Market was $ 26.00, and there were 36,000 shares of Series B Common Stock outstanding with a book value of $10.00 per share, resulting in an aggregate value of $ 294,443,764.
(2) Pursuant to Rule 457(b), the registration fee has been reduced by the $72,395.31 previously paid to the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary proxy material relating to the Merger.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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

                            ARGYLE TELEVISION, INC.
                         200 Concord Plaza, Suite 700
                           San Antonio, Texas 78216

                                                                  July 31, 1997

Dear Stockholder,

  You are cordially invited to attend the Annual Meeting of Stockholders (the "Stockholders Meeting") of Argyle Television, Inc., a Delaware corporation ("Argyle"), to be held on Thursday, August 28, 1997, at 200 Concord Plaza, San Antonio, Texas 78216, starting at 9:00 a.m. (local time). The Stockholders Meeting is being held to vote on the Hearst Transaction described below in addition to matters to be submitted to the vote of stockholders at an annual meeting.

  At the Stockholders Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (the "Merger Agreement"), among Argyle, The Hearst Corporation, a Delaware corporation ("Hearst"), and certain wholly-owned subsidiaries of Hearst, and related transactions (the "Hearst Transaction"), including, among other things, (i) approval of the Amended and Restated Certificate of Incorporation of Argyle; (ii) the issuance by Argyle of 38,611,000 shares of its Series B Common Stock, par value $.01 per share, to Hearst in exchange for Hearst's contribution of certain assets and liabilities of the Hearst Broadcast Group; and, (iii) the merger of a Hearst subsidiary with and into Argyle (the "Merger"), with Argyle as the surviving corporation to be renamed "Hearst-Argyle Television, Inc." Upon consummation of the Hearst Transaction, Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle.

  In the Hearst Transaction, you will have the opportunity to choose among several options for each of your Argyle shares. You will have the right to choose to receive, subject to limits described below, in respect of each share of your Argyle Series A Common Stock, (i) one share of Series A Common Stock of Hearst-Argyle Television, Inc., which will be quoted on the Nasdaq National Market under the symbol of "HATV"; (ii) $26.50 in cash, without interest; or,
(iii) a combination of 0.5 share of Series A Common Stock of Hearst-Argyle Television, Inc. and $13.25 in cash, without interest. A Form of Election and Letter of Transmittal for that purpose is enclosed.

  The total number of shares of Hearst-Argyle Television, Inc. Series A Common Stock to be issued to Argyle stockholders and optionholders in the Merger will not exceed 8,277,054 shares and will not be less than 6,025,319 shares, and the total amount of cash to be paid to Argyle stockholders and optionholders in the Merger will not be less than $100 million or greater than approximately $160 million. If elections to receive cash or Hearst-Argyle Series A Common Stock exceed these limits, the amounts that otherwise would have been allocated to stockholders electing to receive the form of consideration that is oversubscribed will be reduced. The method for determining the precise amount of cash and/or Series A Common Stock of Hearst-Argyle Television, Inc. into which shares of Argyle Series A Common Stock are to be converted in the Merger is described in the accompanying Proxy Statement/Prospectus.

  The Board of Directors believes that the Hearst Transaction offers significant benefits for Argyle and its stockholders and is an important step toward Argyle's strategic goal of becoming a larger, more significant player in the television broadcasting business and thereby a more profitable and valuable company. As part of the Hearst Transaction, Hearst will contribute six television stations to Argyle. The combination of these stations (five ABC affiliates and one NBC affiliate) with Argyle's existing six-station television group (four ABC affiliates, one NBC affiliate and one Fox affiliate), along with additional Hearst stations to be managed by Hearst-Argyle Television, Inc., will create a television broadcast company that initially will own and manage 15 television stations reaching approximately 11.6% of U.S. television households, and will be the third-largest, non-network owned television group in the U.S. in terms of audience delivered.

  THE BOARD OF DIRECTORS HAS DETERMINED THAT THE HEARST TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, ARGYLE AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HEARST TRANSACTION AND THE OTHER PROPOSALS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS RELATING TO THE AMENDMENT OF ARGYLE'S EXISTING STOCK OPTION PLAN AND THE ELECTION OF DIRECTORS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE HEARST TRANSACTION AND THE OTHER PROPOSALS.

  Certain Argyle stockholders, representing an aggregate of approximately 67% of the outstanding shares of Argyle common stock, have agreed to vote in favor of the Hearst Transaction.

  A detailed description of the proposed Hearst Transaction and the other proposals is set forth in the enclosed Proxy Statement/Prospectus, which you should read carefully. Also, a copy of the Merger Agreement is included as Appendix A to the Proxy Statement/Prospectus. A Notice of Annual Meeting of Stockholders and the Annual Report to Stockholders of Argyle are also enclosed. Holders of record of shares of Argyle common stock at the close of business on July 14, 1997, the record date for the Stockholders Meeting, are entitled to notice of, and to vote at, the Stockholders Meeting and at any adjournments or postponements of the Stockholders Meeting.

  It is important that your shares be represented at the Stockholders Meeting, whether or not you plan to attend. Accordingly, you are requested to complete, date and sign the enclosed proxy card and return it in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the Stockholders Meeting, you may revoke your proxy at any time before it is voted and vote in person if you wish, even if you have previously returned your proxy card.

  Please also complete and return the enclosed Form of Election and Letter of Transmittal by August 28, 1997 (the "Election Deadline") in accordance with its instructions. If you do not properly complete and return the Form of Election and Letter of Transmittal by the Election Deadline, the form of consideration you will be entitled to receive in the Merger will be determined by the terms of the Merger Agreement.

  I strongly support the Hearst Transaction and join with the other members of the Board in enthusiastically recommending this transaction to you.

                                          Very truly yours,

                                          Bob Marbut
                                          Chairman of the Board
                                          and Chief Executive Officer

                            ARGYLE TELEVISION, INC.
                         200 Concord Plaza, Suite 700
                           San Antonio, Texas 78216

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

  An Annual Meeting of Stockholders (the "Stockholders Meeting") of Argyle Television, Inc., a Delaware corporation ("Argyle"), will be held starting at 9:00 a.m., local time, on Thursday, August 28, 1997, at 200 Concord Plaza, San Antonio, Texas 78216. Attendance at the Stockholders Meeting and any adjournments or postponements thereof will be limited to stockholders of record on July 14, 1997 (the "Record Date") or their proxies, beneficial owners having evidence of ownership on that date and invited guests of Argyle. A form of Proxy Statement/Prospectus containing detailed information about the matters to be considered at the Stockholders Meeting accompanies this notice.

  The purposes of the Stockholders Meeting are:

    1. To consider and vote upon a proposal (the "Hearst Transaction Proposal") to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (the "Merger Agreement"), among The Hearst Corporation, a Delaware corporation ("Hearst"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Cash Sub"), and Argyle, and the transactions contemplated thereby (collectively, the "Hearst Transaction"), including among other things, (i) the amendment and restatement of the Amended and Restated Certificate of Incorporation of Argyle pursuant to which, among other things, (w) Argyle's authorized common stock will be increased from 50 million to 200 million shares; (x) Argyle's existing Series B Common Stock, par value $.01 per share ("Series B Common Stock"), and Series C Common Stock, par value $.01 per share ("Series C Common Stock"), will be reclassified as and changed into Series A Common Stock, par value $.01 per share ("Series A Common Stock"); (y) a Series B Common Stock will be authorized, which will be issued to Hearst in connection with the Contribution described below; and, (z) Argyle's existing Series A Preferred Stock and Series B Preferred Stock will receive voting rights, as set forth in and pursuant to the Merger Agreement (the "Restated Charter");
  (ii) the issuance by Argyle of 38,611,000 shares of Series B Common Stock to Hearst and one share of Series B Common Stock to Cash Sub, in exchange for their contribution of certain assets and liabilities to Argyle (the "Contribution"); and, (iii) the merger of Merger Sub with and into Argyle, with Argyle as the surviving corporation to be renamed "Hearst-Argyle Television, Inc." ("Hearst-Argyle"). Upon consummation of the Hearst Transaction, Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle. At the effective time of the Merger, each outstanding share of Series A Common Stock will be converted into the right to receive, at the holder's election and subject to certain limitations and allocation prorations, one of the following (the "Merger Consideration"): (i) one share of Series A Common Stock, par value $.01 per share, of Hearst-Argyle ("Hearst-Argyle Series A Common Stock"); (ii) $26.50 in cash, without interest; or, (iii) a combination of 0.5 share of Hearst-Argyle Series A Common Stock and $13.25 in cash, without interest; provided, however, the aggregate number of shares of Hearst-Argyle Series A Common Stock issued in the Merger will not exceed 8,277,054 and will not be less than 6,025,319 shares, and the aggregate amount of cash paid by Hearst-Argyle as part of the Merger Consideration will not be less than $100 million and will not exceed approximately $160 million. In the Merger, each issued and outstanding share of Argyle Series A Preferred Stock will be converted into one share of Hearst-Argyle Series A Voting Preferred Stock, and each issued and outstanding share of Argyle Series B Preferred Stock will be converted into one share of Hearst-Argyle Series B Voting Preferred Stock. A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus, and the Restated Charter is attached as Appendix C.

    2. To consider and vote upon a proposal (the "Plan Proposal") to amend and restate Argyle's Second Amended and Restated 1994 Stock Option Plan and adopt such amendment and restatement as the resulting 1997 Stock Option Plan.

    3. To consider and vote upon a proposal (the "Director Election Proposal") to elect two Class II directors to hold office for a term of two years or, if the Hearst Transaction is approved and consummated, to hold office as described in the Proxy Statement/Prospectus and in either case until their respective successors are elected and qualified.

    4. To transact such other business as may properly come before the Stockholders Meeting and any adjournments or postponements thereof.

  Only holders of record of shares of Series A Common Stock and Series B Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Stockholders Meeting and at any postponements or adjournments thereof. A list of holders of record of shares of Series A Common Stock and Series B Common Stock at the close of business on the Record Date will be available for inspection at Argyle's headquarters during ordinary business hours for the 10-day period prior to the Stockholders Meeting. Argyle's transfer books will not be closed.

  Whether or not you plan to attend the Stockholders Meeting in person, you are requested to complete, date and sign the enclosed proxy card and return it in the enclosed envelope, which requires no postage if mailed in the United States. If you attend the Stockholders Meeting, you may revoke your proxy at any time before it is voted and vote in person if you wish, even if you have previously returned your proxy card.

  Please also complete and return (along with your certificates representing shares of Series A Common Stock) the enclosed Form of Election and Letter of Transmittal by August 28, 1997 (the "Election Deadline") in accordance with its instructions. If you do not properly complete and return the Form of Election and Letter of Transmittal by the Election Deadline, the form of Merger Consideration you will be entitled to receive in the Merger will be determined by the terms of the Merger Agreement.

  THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE HEARST TRANSACTION PROPOSAL; "FOR" THE PLAN PROPOSAL; AND, "FOR" THE DIRECTOR ELECTION PROPOSAL.

                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY
         AND THE ENCLOSED FORM OF ELECTION AND LETTER OF TRANSMITTAL.

                                          By Order of the Board of Directors,

                                          Dean H. Blythe
                                          Secretary

July 31, 1997
San Antonio, Texas

                            ARGYLE TELEVISION, INC.

                        PROXY STATEMENT FOR THE ANNUAL
                     MEETING OF STOCKHOLDERS TO BE HELD ON

                                August 28, 1997

                               ---------------

                            ARGYLE TELEVISION, INC.

                                  PROSPECTUS

                               ---------------

  This Proxy Statement/Prospectus is being furnished to stockholders of Argyle Television, Inc., a Delaware corporation ("Argyle"), in connection with the solicitation by its Board of Directors of proxies for use at the annual meeting of stockholders (the "Stockholders Meeting") and any adjournments or postponements thereof. The Stockholders Meeting will be held on Thursday, August 28, 1997, at 9:00 a.m., local time, at 200 Concord Plaza, San Antonio, Texas 78216.

  At the Stockholders Meeting, stockholders of Argyle will consider and vote upon (i) a proposal (the "Hearst Transaction Proposal") to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (the "Merger Agreement"), among The Hearst Corporation, a Delaware corporation ("Hearst"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Cash Sub"), and Argyle, pursuant to which, in addition to the transactions described below, Merger Sub will merge with and into Argyle (the "Merger"), with Argyle as the surviving corporation in the Merger to be renamed "Hearst-Argyle Television, Inc." ("Hearst-Argyle"); (ii) a proposal (the "Plan Proposal") to amend and restate Argyle's Second Amended and Restated 1994 Stock Option Plan and adopt such amendment and restatement as the resulting 1997 Stock Option Plan; (iii) a proposal (the "Director Election Proposal") to elect two Class II directors to hold office for a term of two years or, if the Merger is approved and consummated, to hold office as described in this Proxy Statement/Prospectus and in either case until their respective successors are elected and qualified; and, (iv) such other business as may properly come before the Stockholders Meeting and any adjournments or postponements thereof. Approval and adoption of the Merger Agreement will also constitute the approval and adoption of the transactions in addition to the Merger contemplated thereby (collectively, the "Hearst Transaction"), including, among other things, (i) the amendment and restatement of the Amended and Restated Certificate of Incorporation of Argyle pursuant to which, among other things (w) Argyle's authorized common stock will be increased from 50 million to 200 million shares, (x) Argyle's existing Series B Common Stock, par value $.01 per share ("Series B Common Stock"), and Series C Common Stock, par value $.01 per share ("Series C Common Stock"), will be reclassified as and changed into Series A Common Stock, par value $.01 per share ("Series A Common Stock"), (y) a Series B Common Stock will be authorized, which will be issued to Hearst in connection with the Contribution described below, and (z) Argyle's existing Series A Preferred Stock and Series B Preferred Stock will receive voting rights, as set forth in, and pursuant to, the Merger Agreement (the "Restated Charter") and (ii) the issuance by Argyle of 38,611,000 shares of Series B Common Stock to Hearst and one share of Series B Common Stock to Cash Sub, in exchange for their contribution of certain assets and liabilities to Argyle (the "Contribution"). Depending on the working capital balance of the Hearst Broadcast Group (as defined herein), additional shares of Series B Common Stock may be issued to Hearst as part of the Hearst Transaction. See "The Hearst Transaction Proposal--Overview" and "The Merger Agreement--Certain Adjustments." Upon consummation of the Hearst Transaction, Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

  Pursuant to the Merger Agreement, Argyle stockholders will be entitled to make an election to receive, subject to the limitations and allocation prorations described in this Proxy Statement/Prospectus and as set forth in the Merger Agreement, in exchange for each outstanding share of Series A Common Stock, (i) $26.50 in cash, without interest; (ii) one share of Series A Common Stock, par value $.01 per share, of Hearst-Argyle (the "Hearst-Argyle Series A Common Stock"); or, (iii) a combination of 0.5 share of Hearst-Argyle Series A Common Stock and $13.25 in cash, without interest. Each issued and outstanding share of Argyle Series A Preferred Stock will be converted into one share of Hearst-Argyle Series A Voting Preferred Stock, and each issued and outstanding share of Argyle Series B Preferred Stock will be converted into one share of Hearst-Argyle Series B Voting Preferred Stock. A Form of Election and Letter of Transmittal (a "Form of Election") for making your election accompanies the Proxy Statement/Prospectus. Assuming the Merger had been consummated on July 14, 1997, which is the record date for the Stockholders Meeting (the "Record Date"), and Argyle stockholders had elected to receive the maximum amount of cash available in the Merger, the stockholders of Argyle would hold in the aggregate approximately 13.5% of the outstanding shares of Hearst-Argyle Common Stock. See "The Merger Agreement-- Merger Consideration and Conversion of Shares" and "Security Ownership Before and After the Hearst Transaction."

  Concurrently with the execution and delivery by Argyle and Hearst of the Merger Agreement, certain Argyle stockholders, including limited partnerships and foundations through which certain officers and directors of Argyle indirectly own shares of Series A Common Stock and Series B Common Stock, entered into voting agreements with Hearst (the "Voting Agreements"). Pursuant to such Voting Agreements, these stockholders have agreed to vote all of their shares of Argyle Common Stock subject to the Voting Agreements in favor of the Hearst Transaction. The Voting Agreements cover approximately 66.6% of the issued and outstanding shares of Series A Common Stock and 100% of the issued and outstanding shares of Series B Common Stock (or approximately 66.7% of the total voting power of the issued and outstanding shares of Argyle Common Stock as of the Record Date). Accordingly, approval of the Hearst Transaction is virtually assured regardless of the vote of any other stockholder of Argyle. See "The Merger Agreement--Voting Agreements" and "Security Ownership Before and After the Hearst Transaction."

  On July 25, 1997, the closing sales price of Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal), was $ 26.25 per share.

  This Proxy Statement/Prospectus also serves as the prospectus of Argyle filed as part of the Registration Statement (as defined herein) relating to up to 8,277,054 shares of Hearst-Argyle Series A Common Stock expected to be issued to Argyle stockholders in the Merger.

  SEE "RISK FACTORS" COMMENCING ON PAGE 23 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED CAREFULLY BEFORE VOTING ON THE MATTERS DESCRIBED HEREIN.

  This Proxy Statement/Prospectus and accompanying proxy and Form of Election are first being mailed to the stockholders of Argyle on or about July 31, 1997.

THE SHARES OF HEARST-ARGYLE SERIES A COMMON STOCK TO BE ISSUED IN THE HEARST TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is July 31, 1997.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................   1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................   2
SUMMARY...................................................................   3
RISK FACTORS..............................................................  23
THE ANNUAL MEETING........................................................  28
 Time, Date and Place; Purposes...........................................  28
 Record Date; Quorum......................................................  28
 Voting Rights; Vote Required for Approval................................  28
 Proxies..................................................................  29
THE HEARST TRANSACTION PROPOSAL...........................................  31
 Overview.................................................................  31
 Background...............................................................  32
 Recommendation of Argyle Board; Argyle's Reasons for the Hearst
  Transaction.............................................................  35
 Fairness Opinion.........................................................  36
 Hearst's Reasons for the Hearst Transaction..............................  40
 Interests of Certain Persons in the Hearst Transaction; Affiliate
  Transactions............................................................  41
 Accounting Treatment.....................................................  44
 Certain Federal Income Tax Consequences..................................  44
 Regulatory Approvals.....................................................  48
 Listing of Hearst-Argyle Series A Common Stock...........................  49
 Certain Federal Securities Laws Consequences.............................  49
 Dissenters' Rights.......................................................  50
 Financing the Hearst Transaction.........................................  52
 Management and Directors of Hearst-Argyle................................  56
THE MERGER AGREEMENT......................................................  57
 Pre-Merger Transactions..................................................  57
 The Merger...............................................................  58
 Certain Adjustments......................................................  58
 Merger Consideration and Conversion of Shares............................  58
 Additional Election Procedures...........................................  62
 Certain Representations and Warranties...................................  63
 Certain Covenants........................................................  64
 Conditions to the Merger.................................................  66
 Termination of the Merger Agreement......................................  68
 Termination Fee..........................................................  68
 Voting Agreements........................................................  69
 Registration Rights Agreement............................................  70
PER SHARE MARKET PRICE AND DIVIDEND INFORMATION...........................  71
BUSINESS OF HEARST-ARGYLE.................................................  72
BUSINESS OF ARGYLE........................................................  73
BUSINESS OF HEARST BROADCAST GROUP........................................  74
 General..................................................................  74
 The Hearst Stations......................................................  75
 Hearst Broadcast Productions.............................................  77
 Network Affiliation Agreements and Relationships.........................  77
 Employees................................................................  78
 Properties...............................................................  78
 Legal Proceedings........................................................  78
SELECTED FINANCIAL DATA OF ARGYLE.........................................  79
SELECTED HISTORICAL FINANCIAL DATA OF THE HEARST BROADCAST GROUP..........  81
SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE..............  83
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............  86
 Unaudited Pro Forma Combined Condensed Balance Sheet--Maximum............  87
 Unaudited Pro Forma Combined Condensed Statement of Operations--Maximum..  88
 Unaudited Pro Forma Combined Condensed Balance Sheet--Minimum              91
 Unaudited Pro Forma Combined Condensed Statement of Operations--Minimum    92

                                                                          PAGE
                                                                          ----
 Notes to Unaudited Pro Forma Combined Condensed Financial Statements....  95
HEARST BROADCAST GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS..................................... 102
 Quarter Ended March 31, 1997 Compared With Quarter Ended March 31,
  1996................................................................... 102
 Year Ended December 31, 1996 Compared With Year Ended December 31,
  1995................................................................... 102
 Year Ended December 31, 1995 Compared With Year Ended December 31,
  1994................................................................... 103
 Liquidity and Capital Resources......................................... 104
 Impact of Inflation..................................................... 104
CAPITALIZATION........................................................... 105
MANAGEMENT OF HEARST-ARGYLE AFTER THE MERGER............................. 107
 Board of Directors...................................................... 107
 Executive Officers...................................................... 109
 Summary Compensation Table.............................................. 111
 Long-Term Incentive Plans--Awards in Last Fiscal Year................... 112
 Pension Plan Table...................................................... 113
 Option Grants in Last Fiscal Year....................................... 114
 Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End
  Option Values.......................................................... 115
 Employment and Other Agreements......................................... 115
 Additional Information.................................................. 116
PLAN PROPOSAL............................................................ 117
 General................................................................. 117
 Administration of the Option Plan....................................... 118
 Awards under the Option Plan............................................ 119
 Limitations on Awards................................................... 119
 Transferability; Amendments; Termination................................ 120
 Outstanding Grants...................................................... 120
 Federal Income Tax Consequences......................................... 121
DESCRIPTION OF HEARST-ARGYLE CAPITAL STOCK............................... 123
 Foreign Ownership....................................................... 124
 Certain Anti-Takeover Matters........................................... 125
 Transfer Agent and Registrar............................................ 126
SECURITY OWNERSHIP BEFORE AND AFTER THE HEARST TRANSACTION............... 127
COMPARISON OF STOCKHOLDERS' RIGHTS....................................... 130
THE COMMERCIAL TELEVISION BROADCAST INDUSTRY............................. 132
 Industry Background..................................................... 132
 Competition............................................................. 133
 Technology.............................................................. 135
FEDERAL REGULATION OF TELEVISION BROADCASTING............................ 137
DIRECTOR ELECTION PROPOSAL............................................... 139
 Meetings and Committees of the Board of Directors....................... 139
 Compensation Committee Report on Executive Compensation................. 140
 Stock Performance Graph................................................. 142
LEGAL MATTERS............................................................ 143
EXPERTS.................................................................. 143
FUTURE STOCKHOLDER PROPOSALS............................................. 143
INDEX TO SELECTED TERMS.................................................. 144
INDEX TO HISTORICAL FINANCIAL STATEMENTS................................. F-1
APPENDICES............................................................... A-1

 Appendix A--Amended and
             Restated Agreement
             and Plan of Merger
 Appendix B--Fairness Opinion of
             Merrill Lynch & Co.
 Appendix C--Argyle's Amended
             and Restated
             Certificate of
             Incorporation
 Appendix D--Section 262 of the
             Delaware General
             Corporation Law
             (Appraisal Rights)
 Appendix E--Hearst-Argyle
             Television, Inc.
             1997 Stock Option
             Plan

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ARGYLE OR THE HEARST BROADCAST GROUP (AS DEFINED HEREIN) SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE THEREOF. IF ANY MATERIAL CHANGE OCCURS DURING THE PERIOD IN WHICH THIS PROXY STATEMENT/PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROXY STATEMENT/PROSPECTUS WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY.

                             AVAILABLE INFORMATION

  Argyle is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, where copies may be obtained at prescribed rates, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov. In addition, this material may also be inspected at the offices of the Nasdaq Stock Market, Inc. Listing Section, 1735 K Street, N.W., Washington, DC 20006, where copies may be obtained at prescribed rates.

  Argyle has filed a Registration Statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Hearst-Argyle Series A Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes the Prospectus of Argyle filed as part of the Registration Statement. This Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement filed with the Commission by Argyle in connection with the issuance of the shares of Hearst-Argyle Series A Common Stock in the Merger, certain parts of which are omitted in accordance with the Commission's rules and regulations. All information in this Proxy Statement/Prospectus concerning Argyle has been furnished by Argyle and all information in this Proxy Statement/Prospectus concerning Hearst has been furnished by Hearst. Neither Argyle nor Hearst makes any representation as to the accuracy or completeness of information relating to the other.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by Argyle (collectively, the "Argyle Reports") are incorporated in this Proxy Statement/Prospectus by reference:

  1. Annual Report on Form 10-K for the year ended December 31, 1996 (the "Argyle 1996 Form 10-K").

  2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

  3. Current Report on Form 8-K dated January 31, 1997, filed on February 14, 1997, as amended by Current Report on Form 8-K/A dated January 31, 1997, filed on April 15, 1997.

  All reports and other documents filed by Argyle pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Election Deadline (as defined herein) shall be deemed to be incorporated by reference herein and to be a part hereof.

  In each case, the material terms of all contracts or other documents filed as exhibits to this Proxy Statement/Prospectus are described herein or in the filings incorporated by reference. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or document, however, are not necessarily complete and in each instance such statements are qualified in their entireties by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated by reference therein. Any statement contained in a document incorporated or deemed to be incorporated in this Proxy Statement/Prospectus by reference shall be deemed to be modified or superseded for the purpose of this Proxy Statement/Prospectus to the extent that a statement contained in this Proxy Statement/Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated in this Proxy Statement/Prospectus by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as such statement is so modified or superseded.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE ARGYLE REPORTS (OTHER THAN EXHIBITS TO ARGYLE REPORTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST FROM ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, TO ARGYLE TELEVISION, INC., 200 CONCORD PLAZA, SUITE 700, SAN ANTONIO, TEXAS 78216, ATTENTION: CORPORATE SECRETARY (TEL. (210) 828-1700). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE STOCKHOLDERS MEETING OR THE ELECTION DEADLINE AS THE CASE MAY BE. THE COMMISSION FILE NUMBER FOR ARGYLE IS 0-27000.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Argyle, the Hearst Broadcast Group or Hearst-Argyle set forth under "Risk Factors;" "The Hearst Transaction Proposal--Recommendation of Argyle Board; Argyle's Reasons for the Hearst Transaction;" "--Hearst's Reasons for the Hearst Transaction;" "--Fairness Opinion;" "--Regulatory Approvals;" "Business of Argyle;" "Business of Hearst Broadcast Group;" and, "Hearst Broadcast Group Management's Discussion and Analysis of Financial Condition and Results of Operations," and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. For those statements, Argyle claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Stockholders should understand that the following important factors, in addition to those discussed elsewhere in this Proxy Statement/Prospectus and in the documents that are incorporated by reference, could affect the future results of Argyle and/or Hearst-Argyle and could cause those results to differ materially from those expressed in each forward-looking statement: material adverse changes in economic conditions in the markets served by Argyle and the Hearst Broadcast Group; a significant delay in the expected closing of the Hearst Transaction; future regulatory actions and conditions in the television stations operating areas; the possibility that currently unanticipated difficulties may arise in integrating the operations of two major businesses; and, competition from others in the broadcast television markets served by the businesses.

                                    SUMMARY

  The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein. Unless the context otherwise requires, (i) all references to "Argyle" are to Argyle Television, Inc. and its consolidated subsidiaries; (ii) all references to "Hearst" are to The Hearst Corporation; (iii) all references to "Hearst-Argyle" are to Hearst-Argyle Television, Inc., the surviving corporation in the Merger; and, (iv) all references to the "Hearst Broadcast Group" are to the Hearst assets and liabilities to be contributed to Argyle in the Contribution (see "The Merger Agreement--Pre-Merger Transactions"). This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated by reference or otherwise referred to herein. Stockholders of Argyle are urged to review this entire Proxy Statement/Prospectus carefully, including the Appendices hereto and such other documents incorporated by reference or otherwise referred to herein.

                        THE HEARST TRANSACTION PROPOSAL


OVERVIEW OF THE HEARST TRANSACTION PROPOSAL

  General. The Hearst Transaction combines six Hearst television stations and related Hearst broadcast operations with Argyle through a contribution and merger transaction, with Argyle as the surviving corporation to be renamed "Hearst-Argyle Television, Inc." This combination with Argyle's existing six-station group, along with three additional Hearst television stations to be managed by Hearst-Argyle, will create a television broadcast company that initially will own or manage 15 television stations reaching approximately 11.6% of U.S. television households, and will be the third-largest, non-network owned television group in the U.S. in terms of audience delivered. Upon consummation of the Hearst Transaction, Hearst will become the majority stockholder of Hearst-Argyle, owning in excess of 80% of Hearst-Argyle's outstanding common stock with the remainder of Hearst-Argyle to continue to be publicly-held by the holders of Series A Common Stock. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

  In addition to the 12 television stations to be owned by Hearst-Argyle, Hearst-Argyle also will manage certain television stations and radio stations that will continue to be owned or operated by Hearst. Hearst-Argyle will have an option to acquire at a later date certain of the managed television stations. Under Federal Communications Commission ("FCC") regulations, Hearst-Argyle will be required to divest two of its television stations. A letter of intent has been signed to divest one of those stations, and Argyle and Hearst currently are in negotiations with a third party for the divestiture of the other station. See "The Hearst Transaction Proposal--Overview", "The Merger Agreement--Conditions to the Merger--Management Agreement," "--Television Station Option Agreement," "Business of Hearst Broadcast Group," "Risk Factors--Regulatory Matters" and "Federal Regulation of Television Broadcasting."

  The Contribution. One of the first steps in the Hearst Transaction is the contribution by Hearst to Argyle of the assets and properties of Hearst's six network-affiliated television broadcast stations (WCVB-TV, Boston, Massachusetts; WTAE-TV, Pittsburgh, Pennsylvania; WBAL-TV, Baltimore, Maryland; WISN-TV, Milwaukee, Wisconsin; KMBC-TV, Kansas City, Missouri; and, WDTN-TV, Dayton, Ohio) and Hearst Broadcasting Productions, a unit of WCVB engaged in the programming production business (collectively, the "Hearst Broadcast Group"). The Hearst Broadcast Group will be subject to approximately $275 million of long-term debt, which Argyle will assume along with liabilities related to operations of the Hearst Broadcast Group. In addition, Cash Sub (a wholly-owned subsidiary of Hearst) will contribute to Argyle approximately $200 million in cash and Argyle will assume the $200 million of short-term debt incurred by Cash Sub in respect thereof. In exchange for the Contribution to Argyle, Hearst will receive 38,611,000 shares of Series B Common Stock of Argyle and Cash Sub will receive one share. Depending on the working capital balance of the Hearst Broadcast Group, additional shares of Series B Common Stock may be issued to Hearst in the Hearst Transaction. See "The Hearst Transaction Proposal--Overview," "The Merger Agreement--Pre-Merger Transactions," "--Certain Adjustments" and "Business of Hearst Broadcast Group."

  The Merger. Immediately following the Contribution, Merger Sub (a wholly-owned subsidiary of Hearst) will merge with and into Argyle, and the holders of Series A Common Stock will receive in the Merger either cash, stock in Hearst-Argyle or a combination thereof.

  In the Merger, each Argyle stockholder will be entitled to make an election as to the consideration such stockholder would like to receive in exchange for each share of Series A Common Stock. The election alternatives available to an Argyle stockholder in exchange for each share of Series A Common Stock, subject to the limits described below, are as follows:

  .  $26.50 in cash, without interest (the "Cash Election");

  . one new share of Hearst-Argyle Series A Common Stock (the "Stock Election"); or,

  . a "Mixed Consideration," consisting of a combination of $13.25 in cash, without interest, and 0.5 share of Hearst-Argyle Series A Common Stock (the "Mixed Election").

  In the Merger, optionholders also will be entitled to convert their options into Hearst-Argyle options or make certain similar elections with respect to their options. See "Summary--The Merger Agreement--Merger Consideration and Conversion of Shares" and "The Merger Agreement--Merger Consideration and Conversion of Shares."

  The aggregate number of shares of Hearst-Argyle Series A Common Stock to be issued to Argyle stockholders and optionholders in the Merger will be between 6,025,319 and 8,277,054 shares, and the aggregate amount of cash to be received by Argyle stockholders and optionholders in the Merger will be between $100 million and approximately $160 million. The specific amounts of stock and cash that will be received will depend on the individual elections by the Argyle stockholders and optionholders.

  If elections to receive cash or Hearst-Argyle Series A Common Stock exceed their limits, the amounts that otherwise would have been allocated to stockholders electing to receive the form of consideration that is oversubscribed will be reduced. In all cases, however, stockholders making the Mixed Election will receive the Mixed Consideration. In the event that cash elections (including the cash portion of all elections) exceed approximately $160 million, those stockholders making the Cash Election will receive some shares of Hearst-Argyle Series A Common Stock (but in any event will receive not less than $13.25 in cash, without interest, or not more than 0.5 share of Hearst-Argyle Series A Common Stock for each share of Series A Common Stock they currently hold). In the event that cash elections (including the cash portion of all elections) are less than $100 million, those stockholders making the Stock Election will receive some cash (but in any event will receive not more than $8.30 in cash, without interest, or not less than approximately 0.69 share of Hearst-Argyle Series A Common Stock for each share of Series A Common Stock they currently hold). See "The Hearst Transaction Proposal--Overview" and "The Merger Agreement--Merger Consideration and Conversion of Shares."

  The following two examples will illustrate the operation of the proration provisions of the Merger Agreement:

  Example 1:
  ----------
  Holders of the following percentages of Argyle stock and Argyle options make the following elections--35% Cash Election and Option Cash Election; 50% Mixed Election and Option Mixed Elections; and, 15% Stock Election and Option Stock Election. Under these assumptions, a total of $191.5 million in cash would have been elected by all stockholders and optionholders. Since this amount exceeds the $160 million cap on total cash elections, the cash to be received by stockholders and optionholders making Cash Elections and Option Cash Elections would be reduced by the amount of aggregate elections of cash exceeding the cap ($31.5 million).

  Under this example, an equivalent of 4.2 million shares are making the Cash Election and Option Cash Election. Dividing the $31.5 million excess cash elections by the 4.2 million shares, the amount of the proration would be $7.57 for each share and "net" option share making a Cash Election or Option Cash Election. The cash to be received for each share and "net" option share for which a Cash Election or Option Cash Election was made, therefore, would be $18.93, with the remainder of the consideration ($26.50 minus $18.93, or $7.57) to be in Hearst-Argyle Series A Common Stock valued at $26.50 per share, or 0.29 share ($7.57 divided by $26.50).

  Under this example, the proration provisions would result in the following consideration per share (and with respect to options, per $26.50 in "net" option value; i.e., the difference of the Cash Consideration of $26.50 less the exercise price for each option):

      ELECTION                                                  CASH    STOCK
      --------                                                 ------ ----------
      Cash.................................................... $18.93 0.29 share
      Mixed................................................... $13.25  0.5 share
      Stock...................................................    -0-    1 share

  Example 2:

  Holders of the following percentages of Argyle stock and Argyle options make the following elections--5% Cash Election and Option Cash Election; 25% Mixed Election and Option Mixed Election; and, 70% Stock Election and Option Stock Election. Under these assumptions, a total of $55.9 million in cash would have been elected by all stockholders and optionholders. Since this amount is less than the $100 million minimum on total cash elections, the stockholders and optionholders making the Stock Election and Option Stock Election would receive cash equal to the shortfall of the aggregate cash elections from the $100 million minimum ($44.1 million).

  Under this example, an equivalent of 8.4 million shares are making the Stock Election and Option Stock Election. Dividing the $44.1 million cash elections shortfall by the 8.4 million shares, the amount of the proration would be $5.23 for each share and "net" option share making a Stock Election or Option Stock Election, with each such share receiving this amount of cash. The remainder of the consideration ($26.50 minus $5.23, or $21.27) would be in Hearst-Argyle Series A Common Stock valued at $26.50 per share, or 0.80 share ($21.27 divided by $26.50).

  Under this example, the proration provisions would result in the following consideration per share (and with respect to options, per $26.50 in "net" option value; i.e., the difference of the Cash Consideration of $26.50 less the exercise price for each option):

      ELECTION                                                  CASH    STOCK
      --------                                                 ------ ----------
      Cash.................................................... $26.50    0 share
      Mixed................................................... $13.25  0.5 share
      Stock................................................... $ 5.23 0.80 share

  The following table shows the consideration to be received per share under the Cash, Mixed and Stock Elections assuming various aggregate election scenarios:

                PERCENTAGE
                 OF SHARES
                AND OPTIONS                       CONSIDERATION PER SHARE(1)
   SCENARIO   MAKING ELECTION ELECTION TO BE RECEIVED BY STOCKHOLDERS AND OPTIONHOLDERS
   --------   --------------- -------- ------------------------------------------------

--------------------------------------------------------------------------------

   A.              100%         Cash             $13.25 in cash and 0.5 share
                     0%        Mixed                          --
                     0%        Stock                          --

--------------------------------------------------------------------------------

   B.               15%         Cash            $22.08 in cash and 0.17 share
                    75%        Mixed             $13.25 in cash and 0.5 share
                    10%        Stock                0 in cash and 1 share

--------------------------------------------------------------------------------

   C.               10%         Cash              $26.50 in cash and 0 share
                    75%        Mixed             $13.25 in cash and 0.5 share
                    15%        Stock                0 in cash and 1 share

--------------------------------------------------------------------------------

   D.               35%         Cash            $18.93 in cash and 0.29 share
                    50%        Mixed             $13.25 in cash and 0.5 share
                    15%        Stock                0 in cash and 1 share

--------------------------------------------------------------------------------

   E.               15%         Cash              $26.50 in cash and 0 share
                    50%        Mixed             $13.25 in cash and 0.5 share
                    35%        Stock                0 in cash and 1 share

--------------------------------------------------------------------------------

   F.               50%         Cash            $19.66 in cash and 0.25 share
                    25%        Mixed             $13.25 in cash and 0.5 share
                    25%        Stock                $0 in cash and 1 share

--------------------------------------------------------------------------------

   G.                5%         Cash              $26.50 in cash and 0 share
                    25%        Mixed             $13.25 in cash and 0.5 share
                    70%        Stock             $5.23 in cash and 0.80 share

--------------------------------------------------------------------------------

   H.                0%         Cash                          --
                     0%        Mixed                          --
                   100%        Stock             $8.30 in cash and 0.69 share

--------------------------------------------------------------------------------
--------
(1) For optionholders, per $26.50 in "net" option value (i.e., the difference of the Cash Consideration of $26.50 less the exercise price for each option).

  Restated Charter. In order to effect the transactions described above, it will be necessary for Argyle to amend and restate its existing Certificate of Incorporation (the "Argyle Certificate of Incorporation") prior to the Contribution and the Merger. This Restated Charter, among other things, will
(i) increase the number of authorized shares of Argyle common stock from 50 million to 200 million shares; (ii) reclassify and change Argyle's existing Series B Common Stock and Series C Common Stock into Series A Common Stock;
(iii) authorize a Series B Common Stock, which will be issued to Hearst and Cash Sub in connection with the Contribution; and, (iv) provide Argyle's Series A Preferred Stock and Series B Preferred Stock with voting rights. See "The Hearst Transaction Proposal--Overview," "The Merger Agreement--Pre-Merger Transactions," "Description of Hearst-Argyle Capital Stock" and "Comparison of Stockholders' Rights."

THE COMBINED COMPANY

  Upon consummation of the Merger, Argyle (which will be the surviving corporation in the Merger) will be renamed "Hearst-Argyle Television, Inc." and Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle. As a result of the Contribution, the business of Hearst-Argyle will consist of the current separate businesses of the Hearst Broadcast Group and Argyle. The principal executive offices of Argyle will be relocated from San Antonio, Texas to New York, New York after the Merger. See "Business of Hearst-Argyle," "Business of Hearst Broadcast Group" and "Business of Argyle."

  The following table sets forth information for each of the television stations to be owned or managed by Hearst-Argyle (the "Hearst-Argyle Stations") as a result of the Hearst Transaction:

                          MARKET              YEAR     NETWORK              PERCENTAGE OF U.S.
         MARKET           RANK(1)  STATION  ACQUIRED AFFILIATION CHANNEL TELEVISION HOUSEHOLDS(2)
         ------           ------- --------- -------- ----------- ------- ------------------------
Boston, MA..............      6     WCVB      1986       ABC        5              2.22%
Tampa, FL(3)............     15     WWWB      1996       WB        32              1.46%
Pittsburgh, PA..........     19     WTAE      1958       ABC        4              1.19%
Baltimore, MD...........     23     WBAL      1948       NBC       11              1.02%
Cincinnati, OH..........     30     WLWT      1997       NBC        5              0.83%
Milwaukee, WI...........     31     WISN      1954       ABC       12              0.81%
Kansas City, MO.........     32     KMBC      1982       ABC        9              0.81%
Kansas City, MO(3)(4)...     32     KCWB      1996       WB        29                ***
Oklahoma City, OK.......     43     KOCO      1997       ABC        5              0.61%
West Palm Beach, FL(3)..     44     WPBF      1997       ABC       25              0.61%
Providence, RI(5)(6)....     47     WNAC      1995       FOX       64              0.58%
Dayton, OH(5)...........     53     WDTN      1981       ABC        2              0.52%
Honolulu, HI............     69     KITV      1995       ABC        4              0.40%
Jackson, MS.............     90     WAPT      1995       ABC       16              0.31%
Fort Smith/Fayetteville,
 AR.....................    118   KHBS/KHOG   1996     ABC/ABC    40/29            0.22%
                                                                                  ------
  Total.................                                                          11.59%
                                                                                  ======

--------
(1) Market rank is based on the relative size of the Designated Market Area (defined by A.C. Nielsen Co. ("Nielsen") as geographic markets for the sale of national "spot" and local advertising time) ("DMA") among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1996-97 season.
(2) Based on Nielsen estimates for the 1996-97 season.
(3) WWWB-TV (Tampa, FL) and WPBF-TV (West Palm Beach, FL) (if the pending acquisition by Hearst of WPBF is completed) will be managed by Hearst-Argyle under a management agreement with Hearst and will continue to be owned by Hearst. In addition, Hearst-Argyle will provide certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA (as defined below) with KCWB. For terms of the Management Agreement and the Option Agreement, see "The Merger Agreement-- Conditions to the Merger--Management Agreement" and "--Television Station Option Agreement." For a description of WPBF, see "Business of Hearst Broadcast Group--The Hearst Stations."
(4) Hearst has a Program Services and Time Brokerage Agreement (or the "Missouri LMA") with KCWB-TV, Inc., the permittee of KCWB. KCWB holds a construction permit authorizing it to operate on Channel 32. Due to a lack of available tower sites within the useable area for Channel 32, however, KCWB is presently operating on Channel 29 pursuant to a Special Temporary Authorization ("STA") granted by the FCC. KCWB is awaiting an FCC decision on its proposal to permanently change the operating channel of the station from Channel 32 to Channel 29. KCWB has pending an application to authorize its permanent operation on Channel 29. KCWB's STA expires on September 29, 1997 and may be renewed at the FCC's discretion for periods of six months. The STA has already been renewed once. Hearst anticipates that the FCC will ultimately license KCWB to operate on Channel 29. However, there can be no assurance that this will occur.
(5) WNAC-TV's (Providence, RI) broadcast signal overlaps with WCVB-TV's (Boston, MA) broadcast signal, and WDTN-TV's (Dayton, OH) broadcast signal overlaps with WLWT-TV's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. Hearst-Argyle will divest WNAC and WDTN. See "Risk Factors--Regulatory Matters" and "Federal Regulation of Television Broadcasting."
(6) Subject to a Joint Marketing and Programming Agreement with Clear Channel Communications, Inc. ("Clear Channel"), licensee of WPRI-TV, the CBS affiliate in Providence, RI. Argyle has entered into a letter of intent to divest WNAC. See "Business of Argyle."

THE ANNUAL MEETING

  The Stockholders Meeting will be held at 200 Concord Plaza, San Antonio, Texas 78216, on Thursday, August 28, 1997, starting at 9:00 a.m., local time. At the Stockholders Meeting, the stockholders of Argyle will be asked to consider and vote upon (i) the Hearst Transaction Proposal; (ii) the Plan Proposal; (iii) the Director Election Proposal; and, (iv) such other matters as may properly come before the Stockholders Meeting. See "The Annual Meeting."

  Holders of record of Series A Common Stock and Series B Common Stock (collectively, "Argyle Common Stock") at the close of business on the Record Date have the right to receive notice of and to vote at the Stockholders Meeting and any adjournments or postponements thereof. As of the Record Date, there were 11,310,914 shares of Series A Common Stock and 36,000 shares of Series B Common Stock issued and outstanding and entitled to vote. Each share of Series A Common Stock and each share of Series B Common Stock outstanding as of the Record Date will be entitled to one vote per share. Each share of Series A Common Stock is entitled to one vote and to vote separately as a class in order to approve and adopt the Hearst Transaction Proposal and elect the Series A Director, and each share of Series B Common Stock is entitled to one vote and to vote separately as a class in order to approve and adopt the Hearst Transaction Proposal and elect the Series B Director. The holders of shares of Series A Common Stock and Series B Common Stock will vote together as a single class on the Plan Proposal. Cumulative voting is not permitted in the election of directors.

  Pursuant to the Merger Agreement and Argyle's Certificate of Incorporation and bylaws, (i) the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Common Stock and Series B Common Stock, voting together as a class; (ii) the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Common Stock, voting together as a class; and, (iii) the affirmative vote of the holders of two-thirds of the outstanding shares of Series B Common Stock, voting together as a class, is required to approve the Hearst Transaction Proposal. The Plan Proposal requires the affirmative vote of a majority of the shares of Series A Common Stock and Series B Common Stock, voting together as a class, represented at the Stockholders Meeting. The Director Election Proposal requires the affirmative vote of a plurality of the voting power of the shares of Series A Common Stock represented at the Stockholders Meeting to elect the Series A Director and the affirmative vote of a plurality of the voting power of the shares of Series B Common Stock represented at the Stockholders Meeting to elect the Series B Director. See "The Annual Meeting" and "Director Election Proposal."

  The Voting Agreements delivered by certain Argyle stockholders, including limited partnerships and foundations through which certain officers and directors of Argyle indirectly own shares of Argyle Common Stock, cover approximately 66.6% of the issued and outstanding shares of Series A Common Stock and 100% of the issued and outstanding shares of Series B Common Stock (or approximately 66.7% of the total voting power of the outstanding shares of Argyle Common Stock as of the Record Date). Accordingly, approval of the Hearst Transaction is virtually assured regardless of the vote of any other stockholder of Argyle. See "The Merger Agreement--Voting Agreements" and "Security Ownership Before and After the Hearst Transaction."

  As of the Record Date, directors and executive officers of Argyle, its subsidiaries and their respective affiliates as a group beneficially owned 7,687,000 shares of Series A Common Stock, or approximately 65.8% of the issued and outstanding shares of Series A Common Stock, and 36,000 shares of Series B Common Stock, or 100% of the issued and outstanding shares of Series B Common Stock, which represented, in the aggregate, 65.9% of the total voting power of the issued and outstanding shares of Argyle Common Stock as of the Record Date. See "Security Ownership Before and After the Hearst Transaction."

RISK FACTORS

  In determining whether to vote for the Hearst Transaction Proposal and in making an election for Merger Consideration (as defined below), stockholders should carefully read and evaluate certain risks associated with

Hearst-Argyle and the Hearst Transaction, which risks include, without limitation, reliance upon ABC television network; dependence on advertising revenues; effect of economic conditions; control by majority stockholder; competitive and operations impact; conflicts of interest; television industry competition and technology; regulatory matters; uncertainty as to market price and liquidity of Hearst-Argyle Series A Common Stock; risks associated with expansion and integration of the combined operations; significant uncertainties; uncertainty of composition of Merger Consideration; and, tax risks. See "Risk Factors."

THE HEARST TRANSACTION PROPOSAL

  The Merger Agreement provides for the contribution by Hearst of six network television stations in six major cities in the U.S., as well as Hearst Broadcasting Productions, to Argyle in exchange for 38,611,001 shares of Series B Common Stock. Depending on the working capital balance of the Hearst Broadcast Group, additional shares of Series B Common Stock may be issued to Hearst as part of the Hearst Transaction. Upon consummation of the Merger, Argyle will be the surviving corporation and renamed "Hearst-Argyle Television, Inc." Upon consummation of the Hearst Transaction, Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle. Additional shares, if any, that may be issued to Hearst based on the working capital balance of the Hearst Broadcast Group will be based on such balance at Closing. If the Merger had occurred on December 31, 1996, Hearst would have been entitled to receive an additional approximately 800,000 shares, resulting in ownership of between 82.6% and 86.7% of the outstanding shares of common stock of Hearst-Argyle. See "The Hearst Transaction Proposal."

THE MERGER AGREEMENT

  The Merger. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into Argyle, with Argyle being the surviving corporation in the Merger. The closing of the Merger (the "Closing") will take place on a date specified by Argyle and Hearst (the "Closing Date"), which in no event will be later than the third business day after the conditions set forth in the Merger Agreement have been satisfied or waived. If the Closing has not occurred by December 31, 1997, Hearst or Argyle may terminate the Merger Agreement. See "The Merger Agreement--Conditions to the Merger."

  The name of the surviving corporation will be "Hearst-Argyle Television, Inc.," and the Restated Charter, as amended to reflect the name change, will be the Certificate of Incorporation of the surviving corporation. The bylaws of Argyle as in effect immediately prior to the effective time of the Merger (the "Effective Time") will be the bylaws of Hearst-Argyle, except as amended to provide that the number of directors of Hearst-Argyle will be 11 effective upon the Merger and thereafter will be no less than seven and no more than 15.

  Merger Consideration and Conversion of Shares. Each share of Series A Common Stock (other than treasury shares or shares in respect of which statutory appraisal rights have been perfected ("Dissenting Shares")) will be converted into the right to receive (subject to the limitations and allocation prorations set forth in this Proxy Statement/Prospectus (the "Limitations and Allocation Prorations")) one of the following in the Merger: (i) $26.50 in cash, without interest (the "Cash Consideration"); (ii) one share of Hearst-Argyle Series A Common Stock (the "Stock Consideration"); or, (iii) a combination of 0.5 share of Hearst-Argyle Series A Common Stock and $13.25 in cash, without interest (the "Mixed Consideration"). The consideration to be provided in exchange for each share of Series A Common Stock is referred to as the "Merger Consideration."

  Each holder of Series A Common Stock will have the right to choose to receive, subject to the Limitations and Allocation Prorations set forth in this Proxy Statement/Prospectus, one of the following in exchange for each share of such holder's Series A Common Stock in the Merger (an "Election"):

    (i) the Cash Consideration;

    (ii) the Stock Consideration; or,

    (iii) the Mixed Consideration.

  Each issued and outstanding share of Series B Common Stock immediately prior to the Effective Time (other than treasury shares) will be converted into and become one share of Hearst-Argyle Series B Common Stock, par value $.01 per share ("Hearst-Argyle Series B Common Stock"). Since the only shares of Series B Common Stock issued and outstanding immediately prior to the Effective Time will be the shares of Series B Common Stock issued to Hearst and Cash Sub in the Contribution, at the Effective Time all outstanding shares of Hearst-Argyle Series B Common Stock will be owned by Hearst. See "The Merger Agreement--Pre-Merger Transactions."

  Each issued and outstanding share of Argyle's Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock") (other than treasury shares and Dissenting Shares) will be converted into one share of Hearst-Argyle Series A Voting Preferred Stock, par value $.01 per share ("Hearst-Argyle Series A Preferred Stock"), and each issued and outstanding share of Argyle's Series B Preferred Stock, par value $.01 per share ("Series B Preferred Stock") (other than treasury shares and Dissenting Shares) will be converted into and become one share of Hearst-Argyle Series B Voting Preferred Stock, par value $.01 per share ("Hearst-Argyle Series B Preferred Stock").

  Each option or similar right to purchase shares of Series A Common Stock that is outstanding at the Effective Time (each such option, as it relates to each such share, being referred to herein as an "Argyle Option") will be cancelled, by virtue of the Merger and without further action by Argyle or the holder of an Argyle Option, without consideration except as provided below. Each person shown on the books of Argyle to be a holder of an Argyle Option whether or not immediately exercisable, will be entitled to receive, subject to the Limitations and Allocation Prorations set forth in this Proxy Statement/Prospectus, at such holder's election, one of the following (an "Option Election"):

    (i) an option to purchase shares of Hearst-Argyle Series A Common Stock ("Hearst-Argyle Options"), into which the Argyle Options will be converted and assumed by Hearst-Argyle (a "Rollover Election"), with each such Hearst-Argyle Option to be fully vested and otherwise to be exercisable upon the same terms and conditions as set forth in the option agreement respecting the Argyle Option converted into such Hearst-Argyle Option;

    (ii) a number of shares of Hearst-Argyle Series A Common Stock ("Option Stock") equal to (a) the number of shares of Series A Common Stock underlying such Argyle Option multiplied by (b) a fraction, of which the numerator is the amount by which the Cash Consideration exceeds the per share exercise or purchase price provided under such Argyle Option and the denominator is an amount equal to the Cash Consideration (an "Option Stock Election");

    (iii) cash ("Option Cash") in an amount equal to (a) the Cash
  Consideration multiplied by (b) the number of shares of Option Stock that such holder would be entitled to receive pursuant to paragraph (ii) above (an "Option Cash Election"); or,

    (iv) the sum of (a) a number of shares of Hearst-Argyle Series A Common Stock equal to (1) the number of shares of Option Stock that such holder would be entitled to receive pursuant to paragraph (ii) above multiplied by
  (2) 50%, plus (b) cash in an amount equal to (1) the Cash Consideration multiplied by (2) the number of shares by which the Option Stock that such holder would be entitled to receive pursuant to paragraph (ii) above exceeds the number of shares of Hearst-Argyle Series A Common Stock that such holder is entitled to receive pursuant to this paragraph (iv) (the consideration being the "Option Mixed Consideration" and the election being the "Option Mixed Election").

  As of June 30, 1997, there were outstanding options to purchase 1,404,520 shares of Series A Common Stock. Messrs. Bob Marbut, Blake Byrne, Ibra Morales and Harry T. Hawks have agreed, among other things, that they will not make a Rollover Election with respect to their Argyle Options and instead only will make an Option Cash Election, Option Stock Election or Option Mixed Election.

  For additional information regarding the Merger Consideration and the conversion of shares of Argyle Common Stock and Argyle Options in the Merger, see "The Merger Agreement--Merger Consideration and Conversion of Shares."

  Limitations and Allocation Prorations. Although each holder of Series A Common Stock and Argyle Options will have the right to elect how their shares and/or options are converted, certain limitations and allocation prorations apply. Generally, each share of Series A Common Stock covered by a Mixed Election and each Argyle Option covered by an Option Mixed Election will be converted into the right to receive the Mixed Consideration and the Option Mixed Consideration, respectively. The total number of shares of Hearst-Argyle Series A Common Stock to be issued to Argyle stockholders and optionholders in the Merger will not exceed 8,277,054 shares and will not be less than 6,025,319 shares, and the total amount of cash to be paid to Argyle stockholders and optionholders in the Merger will not be less than $100 million or greater than approximately $160 million. The specific manner in which shares covered by Cash Elections, Option Cash Elections, Stock Elections and Option Stock Elections will be converted at the time of the Merger into cash or Hearst-Argyle Series A Common Stock will be subject to the Limitations and Allocation Prorations described in "The Hearst Transaction Proposal--Overview" and "The Merger Agreement--Merger Consideration and Conversion of Shares."

  Because the aggregate number of shares of Hearst-Argyle Series A Common Stock to be issued in the Merger and the aggregate amount of cash (other than cash paid in lieu of fractional shares) to be paid in the Merger is fixed, an Argyle stockholder may not receive exactly the consideration elected on the Form of Election. Argyle stockholders will know the exact composition of the Merger Consideration paid for their shares of Series A Common Stock only upon receipt of the Merger Consideration payable to them, which payment will be accompanied by a brief explanation of the application of the Limitations and Allocation Prorations.

  Election Procedures. Hearst and Argyle have prepared a Form of Election pursuant to which each holder of Series A Common Stock may make an Election with respect to each share of Series A Common Stock. To make an effective Election, an Argyle stockholder must submit a properly completed Form of Election, accompanied by such holder's certificates representing shares of Series A Common Stock, so that it is received by the Exchange Agent (defined below) prior to the deadline for making an Election (the "Election Deadline") in accordance with the instructions on the Form of Election. Upon request to the Exchange Agent, a Form of Election will be mailed to each person who becomes a holder or beneficial owner of Series A Common Stock between the Record Date and the business day prior to the Election Deadline. If a Form of Election is not properly completed and received by the Exchange Agent prior to the Election Deadline, the form of Merger Consideration to be received will be determined pursuant to the provisions of the Merger Agreement. Hearst and Argyle have authorized Harris Trust and Savings Bank to receive Elections and to act as Exchange Agent (the "Exchange Agent"). See "The Merger Agreement-- Additional Election Procedures."

  Certain Covenants. The Merger Agreement contains various covenants typical for transactions similar to the Hearst Transaction, including, among others, covenants relating to the conduct of business by Argyle and the Hearst Broadcast Group pending the Merger, the solicitation of competing acquisition proposals, indemnification and the payment of expenses. The Merger Agreement also contains covenants relating to certain corporate governance and cross-ownership situations attributable to Hearst's controlling interest in Hearst-Argyle. See "The Merger Agreement--Certain Covenants."

  Certain Conditions to the Merger. The obligations of the parties to effect the Hearst Transaction are subject to the fulfillment of various conditions, including, among others, conditions relating to Argyle stockholder approval, continued effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part, FCC and other regulatory approvals, Nasdaq National Market approval of the Hearst-Argyle Series A Common Stock, the number of Dissenting Shares, the absence of certain governmental orders or judgments prohibiting the Merger, continued accuracy of representations and warranties, receipt of certain third party consents and legal opinions, and delivery of conveyancing and other closing documents.

  In addition, the parties' obligations under the Merger Agreement are subject to (i) receipt by Argyle of financing necessary to enable Hearst-Argyle to refinance after the Effective Time (a) the $275 million of Hearst private placement debt (the "Private Placement Debt"); (b) the $200 million of bridge financing indebtedness to be incurred by Cash Sub in connection with the Contribution (the "Bridge Debt"); and, (c) outstanding balances under Argyle's $65 million revolving credit facility (the "Existing Credit Facility"), and to enable Hearst-Argyle to redeem, if required, its 9 3/4% Senior Subordinated Notes due 2005 (the "Senior Subordinated Notes"); and, (ii) execution and delivery of the Management Agreement and the Television Station Option Agreement described below and certain other agreements between Hearst and Hearst-Argyle. See "The Merger Agreement--Conditions to the Merger."

  Management Agreement. As a condition to each party's obligation to effect the Hearst Transaction, Hearst and Argyle are required to execute a Management Agreement (the "Management Agreement") pursuant to which Hearst-Argyle will provide certain management services (i.e., sales, news, programming and financial and accounting management services) with respect to WWWB, KCWB (the Missouri LMA), Hearst's Baltimore AM/FM radio stations, the WPBF television station under contract to be acquired by Hearst from Paxson Communications Corporation, and all other television stations that may be acquired by Hearst or any of its subsidiaries or affiliates prior to the Effective Time. For a discussion of the material terms of the Management Agreement, see "The Merger Agreement--Conditions to the Merger--Management Agreement."

  Television Station Option Agreement. As a condition to each party's obligation to effect the Hearst Transaction, Hearst and Argyle are required to execute a Television Station Option Agreement (the "Option Agreement") pursuant to which Hearst will grant to Hearst-Argyle an option to acquire WWWB and Hearst's interests and option with respect to KCWB, as well as a right of first refusal for a period of 36 months following the closing of the Hearst Transaction with respect to WPBF (if such station is acquired by Hearst and thereafter proposed to be sold to a third party). If Hearst elects to sell a station prior to the commencement of, or during the option period, Hearst-Argyle will have a right of first refusal to acquire the station. Hearst may elect to receive the purchase price in either cash or shares of stock of Hearst-Argyle. For a discussion of the material terms of the Option Agreement, see "The Merger Agreement--Conditions to the Merger--Television Station Option Agreement."

  Termination of the Merger Agreement. The Merger Agreement may be terminated prior to the Effective Time, whether before or after the approval by the stockholders of Argyle (i) by mutual written consent of Hearst and Argyle or
(ii) by the Board of Directors of either Hearst or Argyle under the following circumstances: (x) if the Merger shall not have been consummated by December 31, 1997; (y) the approval of Argyle's stockholders has not been obtained; or,
(z) a governmental or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, which action shall have become final and non-appealable. Argyle may further terminate the Merger Agreement by action of its Board of Directors if (i) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law, on the basis of written advice given by outside counsel, the Board of Directors approves an acquisition proposal or recommends an acquisition proposal (either an "Acquisition Proposal") to Argyle's stockholders; (ii) there has been a breach by Hearst of any representation or warranty contained in the Merger Agreement that would have or would be reasonably likely to have a material adverse effect on the Hearst Broadcast Group; or, (iii) there has been a material breach by Hearst, Merger Sub or Cash Sub of any of the covenants contained in the Merger Agreement that is not cured within 30 days after written notice of such breach. Hearst may further terminate the Merger Agreement prior to the Effective Time by action of its Board of Directors if (i) the Board of Directors of Argyle withdraws or modifies in a manner materially adverse to Hearst its approval or recommendation of the Merger Agreement or the Merger or approves an Acquisition Proposal or recommends an Acquisition Proposal to Argyle's stockholders; (ii) there has been a breach by Argyle of any representation or warranty contained in the Merger Agreement that would have or would be reasonably likely to have a material adverse effect on Argyle; or, (iii) there has been a material breach by Argyle of any of the covenants contained in the Merger Agreement that is not cured within 30 days after written notice of such breach. See "The Merger Agreement--Termination of the Merger Agreement."

  Termination Fee. In the event that an Acquisition Proposal is made and thereafter the Merger Agreement is terminated (i)(a) by action of Hearst's Board of Directors or by action of Argyle's Board of Directors if the Argyle Board of Directors has approved an Acquisition Proposal or has recommended an Acquisition Proposal to Argyle's stockholders, in the exercise of the Argyle Board's fiduciary duties, or (b) by action of the Hearst Board of Directors if the Argyle Board has withdrawn or modified in a manner materially adverse to Hearst its approval or recommendation of the Merger Agreement or the Merger, or
(ii) (a) because the Merger has not occurred by December 31, 1997 and the proximate cause for such failure is (x) Argyle did not obtain financing; (y) the Management Agreement, the Option Agreement, the Tax Sharing Agreement (the "Tax Sharing Agreement"), the Name License Agreement (the "Name License Agreement") and the Radio Facilities Lease (the "Radio Facilities Lease") by and between Hearst-Argyle and Hearst were not executed and delivered; or, (z) third-party consents to certain of Hearst's material contracts were not obtained, or (b) because Argyle stockholder approval was not obtained, or (c) because a governmental or regulatory authority (other than the FCC, the Federal Trade Commission (the "FTC"), or the Antitrust Division of the Department of Justice (the "Antitrust Division")) issued a final and non-appealable order restraining or enjoining the Hearst Transactions, or (d) by action of Hearst's Board of Directors if (y) there has been a breach by Argyle of any representation or warranty in the Merger Agreement that would have, or that would reasonably be likely to have, a material adverse effect on Argyle, or (z) there has been a material breach of any of the covenants or agreements in the Merger Agreement on the part of Argyle, which breach is not curable or not cured within 30 days after written notice of such breach is given by Hearst to Argyle, and in the case of clause (ii) a definitive agreement with respect to such Acquisition Proposal is executed, or the transaction contemplated by the Acquisition Proposal is consummated, within 18 months after such termination, then Argyle is required to pay Hearst a fee of $15,850,000 by wire transfer in same day funds. If Argyle fails to pay the termination fee when due, and in order to obtain such payment, Hearst commences a suit resulting in a judgment against Argyle for the fee, Argyle is required to pay Hearst its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the fee at the rate of 12% per annum. Moreover, neither party is precluded from seeking damages for willful breach of the Merger Agreement or pursuing any other remedy at law or in equity. See "The Merger Agreement-- Termination of the Merger Agreement."

  Voting Agreements. Simultaneously with the execution and delivery of the Merger Agreement, Hearst entered into Voting Agreements with stockholders, including limited partnerships and foundations through which certain officers and directors indirectly own shares of Series A Common Stock and Series B Common Stock, that own, in the aggregate, over two-thirds of the outstanding shares of Argyle Common Stock. Each of these stockholders agreed to vote all shares of Argyle Common Stock subject to the Voting Agreements in favor of the Restated Charter and the Merger and against any Acquisition Proposals. In addition, each of these stockholders has agreed not to initiate, solicit, encourage, accept or take any action knowingly to facilitate any inquiries or the making of, or participate in any discussions or negotiations regarding, any Acquisition Proposal. The Voting Agreements cover approximately 66.6% of the issued and outstanding shares of Series A Common Stock and 100% of the issued and outstanding shares of Series B Common Stock (or approximately 66.7% of the total voting power of the issued and outstanding shares of Argyle Common Stock) as of the Record Date. For additional information regarding the Voting Agreements, see "The Merger Agreement--Voting Agreements."

RECOMMENDATION OF ARGYLE BOARD; REASONS FOR THE HEARST TRANSACTION

  THE ARGYLE BOARD HAS UNANIMOUSLY APPROVED THE HEARST TRANSACTION AND HAS DETERMINED THAT THE HEARST TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, ARGYLE AND ITS STOCKHOLDERS. THE ARGYLE BOARD ALSO HAS UNANIMOUSLY APPROVED THE PLAN PROPOSAL AND THE DIRECTOR ELECTION PROPOSAL. THE ARGYLE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE HEARST TRANSACTION PROPOSAL, "FOR" THE PLAN PROPOSAL AND "FOR" THE DIRECTOR ELECTION PROPOSAL.

  In reaching its decision to approve the Hearst Transaction and to recommend approval and adoption of the Hearst Transaction, the Argyle Board considered and believed relevant a number of factors including, among others, (i) Argyle's business operations, financial condition and operating results; (ii) Argyle's future prospects, which indicated to the Board the difficulty for a company the size of Argyle to remain competitive in a consolidating industry and the desirability of expanding television operations;
(iii) the substantial benefits to Argyle associated with the resulting increase in size of its television broadcasting business from the Hearst Transaction;
(iv) the future prospects for Hearst-Argyle; (v) the current and prospective environment in which Argyle and the Hearst Broadcast Group operate (all of which the Board believes favor larger corporations with greater financial resources than Argyle); (vi) the oral opinion (subsequently confirmed in a written opinion dated as of March 26, 1997 and as of the date of this Proxy Statement/Prospectus) of Merrill Lynch & Co. ("Merrill Lynch"), Argyle's financial advisor in connection with the Hearst Transaction, that based upon and subject to the matters set forth in its written opinion, as of such date, the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view; and, (vii) other strategic alternatives available to Argyle. See "The Hearst Transaction Proposal-- Recommendation of Argyle Board; Argyle's Reasons for the Hearst Transaction."

FAIRNESS OPINION

  Merrill Lynch delivered written opinions, dated March 26, 1997 and the date of this Proxy Statement/Prospectus, to the Board of Directors of Argyle to the effect that, as of such dates, and based upon the assumptions made, matters considered and limits of review as set forth therein, the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view. A copy of the Merrill Lynch opinion, dated the date of this Proxy Statement/Prospectus (the "Merrill Lynch Opinion"), which sets forth the assumptions made, matters considered and limitations on the scope of review being undertaken by Merrill Lynch, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated by reference in this Proxy Statement/Prospectus. Holders of Series A Common Stock are urged to read such opinion in its entirety. See "The Hearst Transaction Proposal--Fairness Opinion."

ACCOUNTING TREATMENT

  The Hearst Transaction will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. See "The Hearst Transaction Proposal--Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  No ruling has been (or will be) requested from the Internal Revenue Service ("IRS") as to the anticipated federal income tax consequences of the Hearst Transaction. A holder of Argyle Common Stock who receives solely Hearst-Argyle Series A Common Stock as a result of the Merger generally will not recognize gain or loss on the transaction. A holder of Argyle Common Stock who receives solely cash as a result of the Merger generally will recognize gain or loss equal to the difference between the tax basis of such holder's Argyle Common Stock and the amount of cash received therefor. A holder of Argyle Common Stock who makes a Mixed Election, or who makes a Cash Election but receives some Hearst-Argyle Series A Common Stock because of the Limitations and Allocation Prorations, or who makes a Stock Election and receives some cash because of the Limitations and Allocation Prorations, or who makes different elections with respect to different blocks of Argyle Common Stock, generally will recognize gain or loss only with respect to those shares of Argyle Common Stock considered exchanged for cash. See "Risk Factors--Tax Risks" and "The Hearst Transaction Proposal--Certain Federal Income Tax Consequences" for a more detailed description of the above matters. The actual federal income tax consequences to a holder of Argyle Common Stock of making the Stock Election or the Cash Election will not be ascertainable at the time the Election is made because holders of Argyle Common Stock will not know at such time if, or to what extent, the Limitations and Allocation Prorations will apply.

  BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES WILL DIFFER DEPENDING UPON THE FORM OF CONSIDERATION TO BE RECEIVED IN THE MERGER, EACH HOLDER OF ARGYLE COMMON STOCK IS URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS--TAX RISKS" AND "THE HEARST TRANSACTION PROPOSAL--CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

REGULATORY APPROVALS

  The Hearst Transaction is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provide that certain transactions may not be consummated until required information and materials are furnished to the Antitrust Division and the FTC and the requisite waiting period has expired or is terminated. Argyle and Hearst each filed with the Antitrust Division and the FTC a Notification and Report Form for certain Mergers and Acquisitions (the "Notification and Report Form") with respect to the Hearst Transaction on April 29, 1997. Early termination of the initial waiting period for each of these filings was granted on May 9, 1997. See "The Hearst Transaction Proposal--Regulatory Approvals."

  The Hearst Transaction is also subject to the requirements of the Communications Act of 1934, as amended, and the rules and regulations thereunder (the "Communications Act"), which provide that the transfer of control of an entity that directly or indirectly holds television broadcast licenses requires the prior approval of the FCC. Argyle and Hearst filed the required applications for transfer of control with the FCC in early April 1997, and the FCC granted its approval to the Hearst Transaction on July 15, 1997. The order containing the FCC approval also grants a six-month temporary waiver of the FCC's duopoly rules, permitting Hearst-Argyle during the waiver period to own television stations with overlapping signals (WCVB (Boston) and WNAC (Providence), and WLWT (Cincinnati) and WDTN (Dayton)). To comply with the FCC duopoly rules, Hearst-Argyle will divest WNAC and WDTN. A letter of intent has been signed to divest WNAC for $47.5 million, and Argyle and Hearst currently are negotiating with a third party to divest WDTN. See "Risk Factors-- Regulatory Matters" and "The Hearst Transaction Proposal--Regulatory Approvals."

FINANCING THE MERGER

  To complete the Hearst Transaction, Argyle is required to obtain approximately $704.5 million of financing to refinance certain existing indebtedness of Argyle, to refinance the Bridge Debt and the Private Placement Debt and to pay the estimated fees and expenses associated with the Hearst Transaction. On June 17, 1997, Argyle entered into a commitment letter with The Chase Manhattan Bank ("Chase") under which Chase has committed to provide a $1 billion credit facility to Hearst-Argyle for these purposes, with the excess available for future acquisitions and general corporate purposes. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

  It is contemplated that shares of Hearst-Argyle Series A Common Stock or debt securities may be offered for sale in the future. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

MANAGEMENT OF HEARST-ARGYLE AFTER THE MERGER

  The Merger Agreement provides that the Board of Directors of Hearst-Argyle initially will consist of 11 directors, nine of which will be elected by Hearst. The Merger Agreement also provides that Mr. Bob Marbut will become Chairman of the Board and Co-Chief Executive Officer, Mr. John G. Conomikes will become President and Co-Chief Executive Officer, Mr. David J. Barrett will become Executive Vice President and Chief Operating Officer and Mr. Anthony J. Vinciquerra will become Executive Vice President. The other individuals to become executive officers of Hearst-Argyle are set forth in "Management of Hearst-Argyle After The Merger."

INTERESTS OF CERTAIN PERSONS IN THE HEARST TRANSACTION; AFFILIATE TRANSACTIONS

  Certain members of the management of Argyle and other persons have certain interests in the Hearst Transaction that are different from, or in addition to, the interests of stockholders of Argyle generally.

  Directors and Officers of Hearst-Argyle. Upon the Effective Time, the Board of Directors of Hearst-Argyle will be increased in size from five to 11 members. Ms. Caroline Williams and Messrs. Bob Marbut and David Pulver, each a current director of Argyle, will be directors of Hearst-Argyle. Mr. Blake Byrne, currently a director of Argyle, has announced his retirement from the Argyle Board effective as of the Closing. As a result of its ownership of Hearst-Argyle Series B Common Stock, Hearst will have the right to elect in the future nine of the 11 board members of Hearst-Argyle. Also, certain executive officers of Argyle, including Messrs. Marbut, Blythe, Hawks and Morales, will remain as executive officers of Hearst-Argyle. See "Management of Hearst-Argyle After the Merger" and "The Merger Agreement-- Certain Covenants."

  Chase is the lead agent bank under Argyle's Existing Credit Facility, and an affiliate of Chase beneficially owns 12.1% of the Series A Common Stock. Mr. Frank A. Bennack, Jr., Hearst's President and Chief Executive Officer, is a director of Chase and is expected to be a director of Hearst-Argyle. See "Security Ownership Before and After the Hearst Transaction" and "Management of Hearst-Argyle After the Merger."

  In addition, all directors and executive officers of Argyle who continue to serve as a director or executive officer of Hearst-Argyle will be entitled to participate in benefit plans of Hearst-Argyle applicable to them. If the Plan Proposal to amend and restate Argyle's existing stock option plan is approved by Argyle's stockholders, the executive officers of Hearst-Argyle (who will include the executive officers of Argyle) and the outside directors of Hearst-Argyle will receive option awards under such plan. Executive officers of Hearst who are Hearst-Argyle Board members and are not otherwise executive officers of Hearst-Argyle will not receive option awards. See "Plan Proposal" for a discussion of the terms of the amended and restated stock option plan.

  Employment Agreements and Other Benefit Plans. It is anticipated that the executive officers of Hearst-Argyle (who will include certain of the executive officers of Argyle) will enter into employment agreements with Hearst-Argyle upon the closing of the Hearst Transaction, which will supersede their existing employment agreements. The complete terms of the employment agreements have not been finalized. It is currently anticipated that as of the Effective Time, Hearst-Argyle will establish a defined benefit plan for its employees. See "Management of Hearst-Argyle After the Merger."

  Indemnification; Directors and Officers Insurance. The Merger Agreement provides that until the sixth anniversary of the Effective Time, Hearst-Argyle will maintain in effect provisions in its charter and bylaws regarding indemnification of officers and directors that are no less favorable than Argyle's current provisions. The Merger Agreement further provides that Hearst-Argyle will cause to be maintained for a period of six years following the Effective Time Argyle's current directors' and officers' liability insurance (or policies of at least equal coverages and amounts) to the extent that it provides coverage for events occurring prior to or at the Effective Time, provided that Hearst-Argyle will not be required to spend an amount per year in excess of 200% of the aggregate premiums to be paid by Argyle and its subsidiaries in 1997 to procure such insurance. See "The Merger Agreement-- Certain Covenants."

  Registration Rights Agreement. Upon consummation of the Hearst Transaction, Hearst-Argyle will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with certain holders of Hearst-Argyle Series A Common Stock that are former partners of Argyle Television Investors, L.P. ("ATILP"). These partners (collectively, the "ATI Holders") include Mr. Marbut and certain other persons, as well as Chase and Credit Suisse First Boston. The Registration Rights Agreement provides that such ATI Holders will have the right, subject to certain limitations and conditions, to require Hearst-Argyle to register for distribution through a firm commitment underwriting all or any portion of Hearst-Argyle Series A Common Stock issued to them in the Merger. In addition, the ATI Holders also will have piggyback registration rights with respect to any proposed offering of Hearst-Argyle Series A Common Stock for cash through a firm commitment underwriting sought by Hearst-Argyle. See "The Merger Agreement--Registration Rights Agreement."

  Related Agreements. As conditions under the Merger Agreement, Hearst and Hearst-Argyle will enter into a series of agreements with each other, including the Management Agreement, the Television Station Option Agreement, the Radio Facilities Lease (whereby Hearst will lease from Hearst-Argyle certain premises for Hearst's radio broadcast stations), the Tax Sharing Agreement (whereby Hearst and Hearst-Argyle establish the sharing of federal, state and local taxes after Hearst-Argyle becomes part of the consolidated tax return of Hearst) and the Name License Agreement (whereby Hearst permits Hearst-Argyle to use the Hearst name in connection with the Hearst-Argyle name and operation of its business). In addition, it is expected that Hearst and Hearst-Argyle will enter into a Services Agreement (whereby Hearst will provide Hearst-Argyle certain administrative services such as accounting, financial, legal, tax, insurance, data processing and employee benefits) (the "Services Agreement"). The complete terms of certain of these agreements have not yet been finalized. See "Risk Factors--Control by Majority Stockholder; Competitive and Operations Impact; Conflicts of Interest," "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions" and "The Merger Agreement--Conditions to the Merger."

  Hearst Retransmission Consent Agreements. Hearst is as party to certain retransmission agreements with cable operators who have agreed to carry ESPN 2 or ESPN News. ESPN, Inc. is owned 20% by Hearst and 80% by ABC. These agreements will be applicable to the Hearst-Argyle Stations following the Merger (subject to any conflicting retransmission consent agreements or must-carry elections that have been entered into or made by Argyle). See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions."

  Certain Transactions Between Hearst and The Hearst Broadcast Group. Hearst currently provides certain management services to the Hearst Broadcast Group, including accounting, data processing, legal, tax, treasury, internal audit, risk management and other support services. In connection with these services, the Hearst Broadcast Group is allocated expenses related to these services based on Hearst's estimate of expenses. Although these allocations are believed by Hearst to be made on a reasonable basis, such allocations are not necessarily indicative of the level of expenses that might have been incurred for these services directly with third parties. Following the Merger, it is expected that Hearst will provide Hearst-Argyle with certain administrative services such as accounting, financial, tax, legal, insurance, data processing and employee benefits pursuant to the Services Agreement, the terms of which have not yet been finalized. See "The Hearst Transaction Proposal--Interests of Persons in the Hearst Transaction; Affiliate Transactions."

  For additional information regarding the interests of certain persons in the Hearst Transaction, see "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions."

DISSENTERS' RIGHTS

  Holders of record of Series A Common Stock who comply with the requirements of Section 262 ("Section 262") of the Delaware General Corporation Law ("DGCL") will be entitled to appraisal rights in connection with the Hearst Transaction. A copy of Section 262 is attached to this Proxy Statement/Prospectus as Appendix D. It is a condition to the closing of the Hearst Transaction that the period for execution and perfection of stockholders' appraisal rights shall have expired and that such appraisal rights shall have been exercised and perfected by not more than 5% of the outstanding shares of Argyle Common Stock (including Argyle's Preferred Stock on an as converted basis). See "The Merger Agreement--Conditions to the Merger" and "The Hearst Transaction Proposal-- Dissenters' Rights."

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE

  The summary unaudited pro forma financial data of Hearst-Argyle gives effect to the Hearst Transaction as if it occurred at the beginning of the periods presented (except for balance sheet data which gives effect to the Hearst Transaction as of the balance sheet date) and assumes elections by Argyle stockholders of the maximum cash consideration payable in the Merger of approximately $160 million (maximum) or the minimum cash consideration payable in the Merger of $100 million (minimum). The data also assumes the refinancing of the Existing Credit Facility and the Bridge Debt. The pro forma financial data should be read in conjunction with Hearst-Argyle's unaudited pro forma combined condensed financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The pro forma financial data for the year ended December 31, 1996 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the audited combined historical financial statements of the Hearst Broadcast Group. The pro forma financial data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the unaudited combined historical financial statements of the Hearst Broadcast Group.

                                                HEARST-ARGYLE PRO FORMA(A)
                                               ------------------------------
                                                YEAR ENDED    THREE MONTHS
                                               DECEMBER 31, ENDED MARCH 31,
                                               ------------ -----------------
                                                 1996(A)    1996(A)  1997(A)
                                               ------------ -------  --------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
MAXIMUM:
STATEMENT OF OPERATIONS DATA:
Total revenues................................   $370,249   $80,597  $ 81,321
Station operating expenses....................    163,273    40,569    41,134
Amortization of program rights................     45,522    11,513    10,592
Depreciation and amortization.................     32,050     8,062     8,287
                                                 --------   -------  --------
Station operating income......................    129,404    20,453    21,308
Corporate expenses............................     11,000     2,750     2,750
                                                 --------   -------  --------
Operating income..............................    118,404    17,703    18,558
Interest expense, net.........................     48,062    12,016    12,016
                                                 --------   -------  --------
Income from continuing operations before
 income taxes.................................     70,342     5,687     6,542
Income taxes..................................     30,847     2,799     3,130
                                                 --------   -------  --------
Income from continuing operations.............     39,495     2,888     3,412
Less preferred stock dividends................     (1,422)     (356)     (356)
                                                 --------   -------  --------
Earnings applicable to common stock...........   $ 38,073   $ 2,532  $  3,056
                                                 ========   =======  ========
Earnings per common share.....................   $   0.85   $  0.06  $   0.07
                                                 ========   =======  ========
Number of shares used in per share
 calculation(b)...............................     44,636    44,636    44,636
OTHER DATA:
Broadcast cash flow, as defined(c)............   $157,782   $27,575  $ 29,437
Broadcast cash flow margin(d).................      42.6%     34.2%     36.2%
Operating cash flow, as defined(e)............   $146,782   $24,825  $ 26,687
Operating cash flow margin(f).................      39.6%     30.8%     32.8%
Program payments(g) ..........................   $ 49,194   $12,453  $ 10,750
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  6,999
Total assets.......................................................   879,428
Total debt.........................................................   656,500
Stockholders' equity...............................................    81,017

                                                HEARST-ARGYLE PRO FORMA(A)
                                               ------------------------------
                                                YEAR ENDED    THREE MONTHS
                                               DECEMBER 31, ENDED MARCH 31,
                                               ------------ -----------------
                                                 1996(A)    1996(A)  1997(A)
                                               ------------ -------  --------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
MINIMUM:
STATEMENT OF OPERATIONS DATA:
Total revenues................................   $370,249   $80,597  $ 81,321
Station operating expenses....................    163,273    40,569    41,134
Amortization of program rights................     45,522    11,513    10,592
Depreciation and amortization.................     31,848     8,011     7,807
                                                 --------   -------  --------
Station operating income......................    129,606    20,504    21,788
Corporate expenses............................     11,000     2,750     2,750
                                                 --------   -------  --------
Operating income..............................    118,606    17,754    19,038
Interest expense, net.........................     44,162    11,041    11,041
                                                 --------   -------  --------
Income from continuing operations before
 income taxes.................................     74,444     6,713     7,997
Income taxes..................................     32,542     3,199     3,702
                                                 --------   -------  --------
Income from continuing operations.............     41,902     3,514     4,295
Less preferred stock dividends................     (1,422)     (356)     (356)
                                                 --------   -------  --------
Earnings applicable to common stock...........   $ 40,480   $ 3,158  $  3,939
                                                 ========   =======  ========
Earnings per common share.....................   $    .86   $   .07  $    .08
                                                 ========   =======  ========
Number of shares used in per share
 calculation(b)...............................     46,888    46,888    46,888
OTHER DATA:
Broadcast cash flow, as defined(c)............   $157,782   $27,575  $ 29,437
Broadcast cash flow margin(d).................      42.6%     34.2%     36.2%
Operating cash flow, as defined(e)............   $146,782   $24,825  $ 26,687
Operating cash flow margin(f).................      39.6%     30.8%     32.8%
Program payments(g) ..........................   $ 49,194   $12,453  $ 10,750
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  6,999
Total assets.......................................................   871,342
Total debt.........................................................   596,500
Stockholders' equity...............................................   132,931

See notes on the following page.

NOTES TO THE SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE

(a) Includes the unaudited pro forma combined results of operations of Argyle and the historical results of operations of the Hearst Broadcast Group on a combined pro forma basis as if the Hearst Transaction had occurred at the beginning of the periods presented. The unaudited pro forma balance sheet data assumes the Hearst Transaction occurred as of the Balance Sheet Date. The data does not give effect to the required divestiture of WNAC and WDTN. See "Unaudited Pro Forma Combined Condensed Financial Statements".
(b) Represents shares issued assuming the maximum cash payment (approximately $160 million) or the minimum cash payment ($100 million), as the case may be, and excludes any effect of preferred stock conversion and the effect of any Hearst-Argyle stock options.
(c) Broadcast cash flow is defined as station operating income, plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments. Pro forma broadcast cash flow would be $160,330 for the year ended December 31, 1996 and $28,334 for the three months ended March 31, 1996 using normalized program payments for each respective period. (See note (g) below.) Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(d) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.
(e) Operating cash flow is defined as operating income, plus depreciation and amortization, and amortization of program rights, minus program payments and adjusted for any non-cash compensation expense. Pro forma operating cash flow would be $149,330 for the year ended December 31, 1996 and $25,584 for the three months ended March 31, 1996 using normalized program payments for each respective period. (See note (g) below.) Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(f) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.
(g) Program payments for the year ended December 31, 1996 and the quarter ended March 31, 1996 include $2.5 million and $0.8 million, respectively, of the last year of Hearst Broadcast Group scheduled payments for a program which was replaced during the end of 1995. Without these amounts, program payments are normalized period to period.

COMPARATIVE PER SHARE DATA

  Set forth below are historical loss per share and book value per share data of Argyle, unaudited pro forma earnings per share and book value per share data of Argyle and unaudited pro forma earnings per share and book value per share data of Hearst-Argyle. The unaudited pro forma earnings per share and book value per share of Hearst-Argyle have been prepared assuming the maximum amount of cash consideration, or approximately $160 million (maximum), and the minimum amount of cash consideration, $100 million (minimum). The data below should be read in conjunction with the Argyle audited consolidated financial statements and unaudited interim condensed consolidated financial statements, including notes thereto, which are included elsewhere in this Proxy Statement/Prospectus. The data should also be read in conjunction with the Hearst-Argyle unaudited pro forma combined condensed financial statements, included elsewhere in this Proxy Statement/Prospectus.

                                                              THREE     THREE
                                                             MONTHS    MONTHS
                                                YEAR ENDED    ENDED     ENDED
                                               DECEMBER 31, MARCH 31, MARCH 31,
                                                   1996       1996      1997
                                               ------------ --------- ---------
ARGYLE HISTORICAL:
  Loss from continuing operations applicable
   to common stock, per share.................    $(1.37)    $(0.39)   $(0.58)
  Book value per share........................    $ 9.45        N/A    $ 8.90
ARGYLE PRO FORMA:
  Loss from continuing operations applicable
   to common stock, per share.................    $(1.17)    $(0.48)   $(0.53)
  Book value per share........................    $10.77        N/A    $ 8.90
HEARST-ARGYLE PRO FORMA:
 MAXIMUM
  Earnings from continuing operations
   applicable to common stock, per share......    $ 0.85     $ 0.06    $ 0.07
  Book value per share........................       N/A        N/A    $ 1.32
 MINIMUM
  Earnings from continuing operations
   applicable to common stock, per share......    $ 0.86     $ 0.07    $ 0.08
  Book value per share........................       N/A        N/A    $ 2.37

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

  The Series A Common Stock is currently quoted on the Nasdaq National Market under the symbol "ARGL." On August 9, 1996, the last full trading day prior to the public announcement of Argyle's exploration of strategic alternatives, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $23.00 per share. See "The Hearst Transaction Proposal--Background." On March 26, 1997, the last full trading day prior to the public announcement of the Hearst Transaction, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $27.50 per share. On July 25, 1997, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $26.25 per share. Holders of Argyle Common Stock are urged to obtain current market quotations for the Series A Common Stock prior to making any decision with respect to the Hearst Transaction.

  Argyle has not paid any dividends on its Common Stock since inception and does not expect to pay any dividends on its Common Stock in the foreseeable future.

LISTING OF HEARST-ARGYLE SERIES A COMMON STOCK

  An application has been made for quotation of the Hearst-Argyle Series A Common Stock on the Nasdaq National Market upon consummation of the Hearst Transaction under the symbol "HATV." See "The Hearst Transaction Proposal-- Listing of Hearst-Argyle Series A Common Stock."

                               THE PLAN PROPOSAL

  The Plan Proposal relates to the proposed amendment and restatement of Argyle's Second Amended and Restated 1994 Stock Option Plan effective as of the Stockholders Meeting (the option plan as amended and restated being referred to as the "Option Plan"). Following the Effective Time, Hearst-Argyle will continue in effect the Option Plan.

  The amendment amends and restates Argyle's existing option plan to, among other things, (i) increase the number of shares reserved for issuance under the plan from 1,022,727 to 3 million; (ii) reduce the antidilution adjustment provision from 12% to 6.25% of the fully-diluted shares reserved for issuance under the plan; (iii) provide for the administration of the plan by the board of directors; (iv) reduce the limit on the maximum number of shares of common stock for which options may be granted under the Option Plan to any participant during any year from 1,022,727 to 500,000 shares; (v) permit the board of directors to approve the termination of a participant's employment or service and accelerate the exercisability of any then unexercisable options, extend the exercise period following termination of employment during which any outstanding options may be exercised (but not beyond the original exercise period thereof) or modify the vesting terms and extend the exercise period of the grant; (vi) permit a participant to transfer exercise rights to any outstanding non-qualified stock options to immediate family members for bona fide estate planning purposes; (vii) amend the definition of "change of control" to include any transaction or series of transactions such as a going-private transaction contemplated by Rule 13e-3 of the Exchange Act; and, (viii) provide for the annual award of options covering a fixed number of shares to certain non-employee directors for each year that he or she continues to serve as a director.

  All non-employee directors, executive officers and other key employees of Hearst-Argyle and its subsidiaries are eligible to participate in the Option Plan. The Option Plan will permit the issuance of both incentive stock options and non-qualified stock options. Incentive stock options may be awarded only to employees.

                           DIRECTOR ELECTION PROPOSAL

  At the Stockholder's Meeting, the Argyle stockholders will elect two Class II directors. Argyle's Certificate of Incorporation currently provides for classified directors and staggered director terms. Of Argyle's five current directors, Ms. Williams and Mr. Pulver have been designated to serve as the Series A Directors (the "Series A Directors"), and Messrs. Marbut, Byrne and Morales have been designated to serve as the Series B Directors (the "Series B Directors"). Ms. Williams and Messrs. Marbut and Morales have been designated to serve as Class I directors and Messrs. Pulver and Byrne have been designated to serve as Class II directors. Mr. Pulver has been nominated for election at the Stockholders Meeting by the holders of Series A Common Stock voting as a class to serve as a Class II, Series A Director. Mr. Byrne has been nominated for election at the Stockholders Meeting by the holders of Series B Common Stock voting as a class to serve as a Class II, Series B Director. If elected, the Class II directors shall hold office until the earlier of (i) the annual meeting of stockholders in 1999, or until their respective successors are elected and qualified or (ii) if the Merger is consummated, the Effective Time. Each current director in Class I shall hold office until the earlier of (i) the annual meeting of stockholders in 1998, or until their respective successors are elected and qualified or (ii) if the Merger is consummated, the Effective Time. Notwithstanding the foregoing, pursuant to the Merger Agreement, at the Effective Time the Board of Directors of Hearst-Argyle will consist of 11 members, divided into two classes of directors with staggered terms. Ms. Williams and Mr. Pulver have been designated to serve as the two directors of Hearst-Argyle elected by the holders of Hearst-Argyle Series A Common Stock. Mr. Marbut has been designated to serve as one of the nine directors that Hearst, as a result of its ownership of Hearst-Argyle Series B Common Stock, will have the right to elect. Mr. Byrne has announced his retirement from the Argyle Board effective as of the Closing. See "Director Election Proposal" and "Management of Hearst-Argyle After the Merger."

                                 THE COMPANIES

  Argyle. Argyle was incorporated in the State of Delaware in 1994, and owns six network-affiliated television stations. The principal executive offices of Argyle are located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216; its telephone number is (210) 828-1700.

  The Hearst Broadcast Group. The Hearst Broadcast Group consists of six network-affiliated television stations in six major cities in the U.S., as well as Hearst Broadcasting Productions, which is engaged in the production of programming. The principal executive offices of the Hearst Broadcast Group are located at the offices of The Hearst Corporation at 959 Eighth Avenue, New York, New York 10019; its telephone number is (212) 649-2000.

                                 RISK FACTORS

  The following risk factors should be considered by stockholders in evaluating whether or not to approve and adopt the Hearst Transaction and in making an election for Merger Consideration. These factors should be considered in conjunction with the other information included and incorporated by reference in this Proxy Statement/Prospectus.

RELIANCE ON ABC TELEVISION NETWORK

  Upon consummation of the Hearst Transaction, nine of the twelve television stations owned by Hearst-Argyle will be ABC affiliates. On a pro forma basis, these nine stations would have accounted for approximately 73% of the combined revenues and approximately 76% of the combined broadcast cash flow of Argyle and the Hearst Broadcast Group for 1996. The television viewership levels for each of the Hearst-Argyle Stations are materially dependent upon network programming. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Each of the Hearst-Argyle Stations is a party to a network affiliation agreement giving such station the right to rebroadcast programs transmitted by the network. Five of the six television stations to be contributed to Argyle by Hearst are affiliated with the ABC network. The term of each of the Hearst Broadcast Group's affiliation agreements with ABC is two years, renewable for successive two-year periods, and each affiliation agreement is subject to cancellation by either party upon six months notice to the other party, except with respect to WTAE. In WTAE's case, the affiliation agreement is not subject to cancellation on six months notice, and the term of the affiliation agreement will be successively renewed unless either party gives the other notice of non-renewal six months prior to the end of the then current term. Regarding WBAL, the NBC affiliate, the term of the affiliation agreement is a period of seven years and is subject to successive three-year renewals unless either party gives the other notice of non-renewal 12 months prior to the end of the then current term. Each network, including ABC, has the right to terminate its affiliation agreement in the event of a material breach of such agreement by a station and in certain other circumstances. In 1994 negotiations commenced to revise Hearst's ABC affiliation agreements to provide, among other things, for 10-year terms and increased compensation. Such agreements are still in the process of negotiation and documentation has not been finalized, although the Hearst Broadcast Group is receiving its increased compensation. Although Argyle and the Hearst Broadcast Group expect to continue to be able to renew their respective network affiliation agreements, no assurance can be given that such renewals will be obtained on as favorable terms or at all. As a result, a material decline in ABC's ratings or the termination or non-renewal of the network affiliation agreements with ABC could have a material adverse effect on Hearst-Argyle. See "Business of Hearst Broadcast Group--Network Affiliation Agreements and Relationships," and "The Commercial Television Broadcast Industry--Industry Background."

DEPENDENCE ON ADVERTISING REVENUES; EFFECT OF ECONOMIC CONDITIONS

  Since Argyle and the Hearst Broadcast Group are significantly dependent upon sales of advertising for their revenues (approximately 92% of Argyle's and approximately 92% of the Hearst Broadcast Group's revenues during 1996), operating results of Argyle, the Hearst Broadcast Group and, after the Merger, Hearst-Argyle are and will be affected by the relative popularity of their programming, the activities of competitors, the availability of alternative advertising media and by cyclical changes in the national economy as well as by regional economic conditions in each of the markets in which their stations operate, particularly as such conditions may affect advertising expenditures. In addition, the advertising revenues of the stations generally are highest in the second and fourth quarter of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years benefit from advertising placed by candidates for political offices, and demand for advertising time in Olympic broadcasts. Proposals have been advanced in Congress to require television broadcast stations to provide advertising time to political candidates at no charge, which would eliminate in whole or in part advertising revenues from political candidates. Such political advertising revenues comprised 5.1% of Hearst-Argyle's 1996 pro forma total revenues. See "The Commercial Television Broadcast Industry--Industry Background--Revenues" and "--Industry Background--Competition."

CONTROL BY MAJORITY STOCKHOLDER; COMPETITIVE AND OPERATIONS IMPACT; CONFLICTS OF INTEREST

  Upon consummation of the Hearst Transaction, Hearst will own between 82.3% and 86.5% of the outstanding shares of common stock of Hearst-Argyle and, by virtue of its ownership of 100% of Hearst-Argyle Series B Common Stock, will be entitled to elect as a class all but two members of the Board of Directors of Hearst-Argyle. As a result, Hearst will be able to control substantially all actions to be taken by the stockholders, and also will be able to maintain control over the operations and business of Hearst-Argyle. This control, as well as certain provisions of Hearst-Argyle's Certificate of Incorporation and Delaware law, may make Hearst-Argyle a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, tender offer or other transaction involving an actual or potential change of control of Hearst-Argyle. See "Management of Hearst-Argyle After the Merger," "Description of Hearst-Argyle Capital Stock," "Security Ownership Before and After the Hearst Transaction" and "Comparison of Stockholders' Rights."

  In addition, the interests of Hearst, which owns or has significant investments in other businesses, including cable television networks, newspapers, magazines and electronic media, may from time to time be competitive with, or otherwise diverge from, the interests of Hearst-Argyle, particularly with respect to new business opportunities and future acquisitions. Under the Merger Agreement, Hearst and Argyle have agreed that, without the prior written consent of the other, neither Argyle (and Hearst-Argyle following the Merger), on the one hand, nor Hearst, on the other hand, will make any acquisition or purchase any assets if such an acquisition or purchase by one party would require the other party to divest or otherwise dispose of any of its assets because of regulatory or other legal prohibitions. As a result, under current law and given newspaper properties Hearst currently owns, Hearst-Argyle would be precluded, without Hearst's consent (and even with Hearst's consent, only if Hearst were to agree to sell newspapers in the corresponding markets), from acquiring television broadcast stations in Albany, NY; Flint--Saginaw--Bay City, MI; Beaumont, TX; Houston, TX; Laredo, TX; Lubbock, TX; Odessa-Midland, TX; San Antonio, TX; San Francisco, CA; Seattle, WA; and St. Louis, MO. A proposal to eliminate the rule banning newspaper-television cross-ownership in the same market has been introduced in Congress. The FCC separately has been asked to consider altering the cross-ownership rule. Whether these proposals will be enacted into law is unknown at this time. Additionally, Hearst is not precluded from purchasing newspapers or other assets in other markets, the ownership of which assets by Hearst could preclude, under FCC rules, Hearst-Argyle from owning television stations in such markets in the future. See "The Merger Agreement--Certain Covenants--Cross-Ownership," "Business of Hearst Broadcast Group" and "Federal Regulation of Television Broadcasting."

  Hearst and Hearst-Argyle also will have ongoing relationships that may create situations where the interests of the two parties could conflict. As conditions under the Merger Agreement, Hearst and Hearst-Argyle will enter into a series of agreements with each other, including the Management Agreement (whereby Hearst-Argyle will provide certain management services, such as sales, news, programming and financial and accounting management services, with respect to certain Hearst owned or operated television and radio stations), the Television Station Option Agreement (whereby Hearst will grant Hearst-Argyle an option to acquire certain Hearst owned or operated television stations as well as a right of first refusal with respect to another television station if Hearst proposes to sell such station within 36 months of its acquisition), the Radio Facilities Lease (whereby Hearst will lease from Hearst-Argyle certain premises for Hearst's radio broadcast stations), the Tax Sharing Agreement (whereby Hearst and Hearst-Argyle establish the sharing of federal, state and local taxes after Hearst-Argyle becomes part of the consolidated tax return of Hearst) and the Name License Agreement (whereby Hearst permits Hearst-Argyle to use the Hearst name in connection with the Hearst-Argyle name and operation of its business). In addition, it is expected that Hearst and Hearst-Argyle will enter into a Services Agreement (whereby Hearst will provide Hearst-Argyle certain administrative services such as accounting, financial, legal, tax, insurance, data processing and employee benefits). The complete terms of certain of these agreements have not yet been finalized. Argyle and Hearst believe that the terms of all these agreements, once finalized, will be reasonable to both sides; there can be no assurance, however, that more favorable terms would not be available from third parties where applicable. See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions" and "The Merger Agreement--Conditions to the Merger."

TELEVISION INDUSTRY COMPETITION AND TECHNOLOGY

  The television broadcast industry is highly competitive. Some of the stations that compete with the Hearst-Argyle Stations are owned and operated by large national or regional companies that have greater resources, including financial resources, than Argyle or Hearst-Argyle. Technological innovation, and the resulting proliferation of programming alternatives such as cable, direct satellite-to-home services and home video rentals have fractionalized television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, cable television has captured an increasing market share, while the aggregate viewership of the major networks has declined. In addition, the expansion of cable television and other industry changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase Hearst-Argyle's programming costs or impair its ability to acquire programming. In addition, new television networks such as United Paramount Network ("UPN") and the WB Network have created additional competition. The FCC has adopted rules for implementing digital (including high-definition) television ("DTV") service in the United States. Implementation of DTV is expected to improve the technical quality of television. Under certain circumstances, however, conversion to DTV operations may reduce a station's geographical coverage area. Implementation of DTV is expected to impose additional costs that are higher than normal on television stations providing the new service, due to increased equipment costs and possible spectrum-related fees. Some leaders in Congress continue to propose various plans that might require broadcasters to bid at auction for DTV channels, or that might require that the current conventional channels be returned to the government on an expedited schedule. While Argyle cannot predict the implementation costs of DTV, these costs are expected to be significant. Argyle cannot predict the effect the authorization of DTV service will have on the business of the combined company. See "Business of Argyle," "Business of Hearst Broadcast Group," "The Commercial Television Broadcast Industry--Competition" and "Federal Regulation of Television Broadcasting."

  In addition to competing with other media outlets for audience share, the Hearst-Argyle Stations also compete for advertising revenues, their primary source of revenues. The stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, the Internet and local cable systems. The Hearst-Argyle Stations are located in highly competitive markets. Accordingly, Hearst-Argyle's results of operations will be dependent upon the ability of each of its stations to compete successfully for advertising revenues in its market and there can be no assurance that any one of these stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of Hearst-Argyle's competitors have, or may in the future obtain, greater resources than the combined company, Hearst's-Argyle's ability to compete successfully in its broadcasting markets after the Merger may be impeded.

REGULATORY MATTERS

  FCC Licenses. The television operations of Argyle and the Hearst Broadcast Group are subject to significant regulation by the FCC under the Communications Act, most recently amended further by the Telecommunications Act of 1996 (the "Telecommunications Act"). Approval of the FCC is required for the issuance, renewal and transfer or assignment of television station operating licenses, including the transfers, assignments and dispositions contemplated by the Merger. In particular, Argyle and the Hearst Broadcast Group are dependent upon their continuing ability to maintain broadcasting licenses from the FCC. License renewals filed after 1996 customarily will be granted for terms of eight years. While broadcast licenses are typically renewed by the FCC, there can be no assurance that the licenses for the Hearst-Argyle Stations will be renewed at their expiration dates or, if renewed, that the renewal terms will be for eight-year periods. The non-renewal or revocation of one or more of the FCC licenses to be held by Hearst-Argyle could have a material adverse effect on the operations of Hearst-Argyle following the Merger. Further, the Communications Act and FCC rules will restrict alien ownership and voting of the capital stock of, and participation in the affairs of, Hearst-Argyle. See "Federal Regulation of Television Broadcasting."

  Common Ownership. The rules of the FCC include restrictions on the common ownership or control of interests in television and radio broadcast stations, as well as cable television systems and English language daily newspapers. If an acquisition results in an acquiror having holdings that conflict with the common ownership rules, divestiture of one of the common interests is generally required. The FCC may, in certain cases, grant permanent waivers of such common ownership. The FCC, however, generally only grants temporary waivers of common ownership in order to afford the acquiror a reasonable period of time following the consummation of the acquisition to comply with the applicable law and regulations through disposition of one of the common interests. The Hearst Transaction will result in the following combinations prohibited by the FCC's "television duopoly rule" (which generally proscribes the common ownership of two or more stations with overlapping signal contours): (i) Argyle's WNAC and Hearst's WCVB and (ii) Argyle's WLWT and Hearst's WDTN. On July 15, 1997, the FCC approved the Hearst Transaction and granted a six-month temporary waiver of its television duopoly rule, permitting Hearst-Argyle during the waiver period to own television stations with overlapping signals. Under this waiver, Hearst-Argyle is required to file applications with the FCC for consent to divest WNAC and WDTN within six months of the consummation of the Hearst Transaction. A letter of intent has been signed to divest WNAC, and Argyle and Hearst currently are negotiating with a third party to divest WDTN. There can be no assurance that the WNAC divestiture will be completed, or that the current WDTN negotiations will result in an agreement to divest WDTN. If such divestitures do not occur, subsequently obtaining a buyer for each of the stations to be divested within the six-month waiver period granted by the FCC could result in the receipt of a price that is less than could be obtained for such stations if Hearst-Argyle were not forced to sell the stations within that time frame. See "The Hearst Transaction Proposal--Regulatory Approvals--Television Duopoly Rule" and "Federal Regulation of Television Broadcasting."

  Restrictions on Broadcast Advertising. Advertising of cigarettes and certain other tobacco products on broadcast stations has been banned for many years. Various states restrict the advertising of alcoholic beverages. Congress and the FCC are currently examining proposals that, if adopted, would eliminate or severely restrict the advertising of hard-liquor, as well as beer and wine. The adoption of such proposals could have an adverse impact on the revenues of Hearst-Argyle. No prediction can be made as to whether any or all of the present proposals will be enacted into law.

  Proposed Regulations. Among the proposed regulations under consideration by the FCC in determining whether impermissible cross-ownership exists under its television duopoly rule (described above), is a proposal to deem as attributable certain television local marketing agreements (the "LMAs") and, if deemed attributable, the extent to which currently effective agreements of this type should be exempted from any new FCC rules. Such attribution under the local television ownership rules that currently prohibit an entity from having an attributable interest in two stations serving the same market could have a material adverse effect on the Joint Marketing and Programming Agreement between Argyle and Clear Channel relating to WNAC and the Programming Services and Time Brokerage Agreement between Hearst and the licensee of KCWB. If the FCC's ultimate regulatory decision were to disfavor the continued validity of such joint operating agreements or LMA's, then these agreements, in the worst case scenario, might be required to be terminated. See "Federal Regulation of Television Broadcasting."

  The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, materially adversely affect the operation and ownership of Hearst-Argyle. The FCC has not yet fully implemented the Telecommunications Act. Argyle is unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on Hearst-Argyle's operations. See "Federal Regulation of Television Broadcasting."

UNCERTAINTY AS TO MARKET PRICE AND LIQUIDITY OF HEARST-ARGYLE SERIES A COMMON STOCK

  Because the number of shares of Hearst-Argyle Series A Common Stock to be issued in the Merger is limited and because the market price of Hearst-Argyle Series A Common Stock is subject to fluctuation, the market value of the shares of Hearst-Argyle Series A Common Stock that stockholders may receive in the Merger may increase or decrease prior to and following the Merger. In addition, the liquidity of the Hearst-Argyle Series

A Common Stock after the Merger may be limited. The Hearst-Argyle Series A Common Stock will represent only a small portion of the total equity of Hearst-Argyle and, as a result of the relatively small public float, the prices or trading range of the Hearst-Argyle Series A Common Stock may be adversely affected by its relative lack of liquidity. There can be no assurance that at or after the Effective Time the shares of Hearst-Argyle Series A Common Stock will trade at or near the price at which shares of Argyle's Series A Common Stock have traded in the past. The prices at which shares of Hearst-Argyle Series A Common Stock trade may be influenced by many factors, including the liquidity of Hearst-Argyle Series A Common Stock, investor perceptions of Hearst-Argyle and the television broadcasting industry, Hearst-Argyle's operating results, possible future changes in regulation of the television broadcasting industry and general economic and market conditions. See "The Hearst Transaction Proposal--Fairness Opinion."

RISKS ASSOCIATED WITH EXPANSION, INTEGRATION OF THE COMBINED OPERATIONS; SIGNIFICANT UNCERTAINTIES

  Upon consummation of the Merger, both Argyle and the Hearst Broadcast Group will experience significant expansion, including expansion into new markets in which neither presently operates. As a result, Hearst-Argyle's management will be required to manage a substantially larger number of television stations than historically has been the case. There can be no assurance that Hearst-Argyle will be able to implement effectively the organizational and operational systems necessary for optimal management and integration of its newly expanded group of television stations or any television stations to be acquired in the future, or that Hearst-Argyle will be able to manage its growth successfully. In addition, the managements of Argyle and the Hearst Broadcast Group are evaluating, and will continue to evaluate, the nature and scope of their operations and various short-term and long-term strategic considerations, and will assess to what extent, integration, consolidation or other modification of the two separate businesses is appropriate following the Merger. Many operational and strategic decisions with respect to the combined company have not yet been made. Significant uncertainties and risks relating to the Merger and the integration of the combined operations may exist and, therefore, it is difficult to predict or quantify the impact of such decisions on the results of operations and financial condition of Hearst-Argyle.

UNCERTAINTY OF COMPOSITION OF MERGER CONSIDERATION

  Because the aggregate number of shares of Hearst-Argyle Series A Common Stock to be issued in the Merger and the aggregate amount of cash to be paid in the Merger are fixed, and the Merger Agreement contains certain limitations and allocation, prorations to be applied in the event aggregate Cash Elections or Stock Elections exceed certain limits, Argyle stockholders making Cash Elections or Stock Elections may not receive all cash or all stock as elected. See "The Merger Agreement--Merger Consideration and Conversion of Shares-- Limitations and Allocation Prorations."

TAX RISKS

  The Merger Agreement requires Hearst-Argyle to report the Merger for federal income tax purposes as a redemption of shares under the provisions of Section 302 of the Code with respect to those stockholders of Argyle who receive cash pursuant to the Merger. Such action is not binding on the IRS and accordingly there can be no assurance that the IRS will not assert that the Merger instead should be treated as a reorganization. If the IRS were successful in such an assertion, those shareholders receiving some cash and some Hearst-Argyle Series A Common Stock pursuant to the Merger generally would recognize more gain than in the case of a holder who would otherwise recognize gain on the redemption. In addition, a holder who would otherwise recognize a loss on the receipt of some cash and some Hearst-Argyle Series A Common Stock would be precluded from recognizing such loss for federal income tax purposes. No opinion will be rendered or ruling requested from the IRS that the Merger will be treated as a redemption instead of as a reorganization. There also can be no assurance in the case of those shares of Argyle Common Stock currently held by certain investment partnerships that have adopted plans of liquidation that the gain or loss attributable to the Merger will be determined at the partner level instead of at the partnership level. If the IRS were successful in asserting that gain should be reported at the partnership level, certain partners could be required to report greater gain than if the transaction were reported at the partner level and, in some cases, the gain could exceed the amount of cash received. See "The Hearst Transaction Proposal--Certain Federal Income Tax Consequences."

                              THE ANNUAL MEETING

  This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies from the holders of Series A Common Stock by the Argyle Board for use at the Stockholders Meeting.

TIME, DATE AND PLACE; PURPOSES

  The Stockholders Meeting will be held at 200 Concord Plaza, San Antonio, Texas 78216, on Thursday, August 28, 1997, starting at 9:00 a.m., local time. At the Stockholders Meeting, the stockholders of Argyle will be asked to consider and vote upon (i) the Hearst Transaction Proposal; (ii) the Plan Proposal; (iii) the Director Election Proposal; and, (iv) such other matters as may properly come before the Stockholders Meeting.

  THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE HEARST TRANSACTION PROPOSAL, THE PLAN PROPOSAL AND THE DIRECTOR ELECTION PROPOSAL, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH PROPOSAL.

RECORD DATE; QUORUM

  The Argyle Board has fixed the close of business on July 14, 1997, as the Record Date. Only holders of record of shares of Argyle Common Stock on the Record Date are entitled to notice of and to vote at the Stockholders Meeting and any adjournments or postponements thereof. As of the Record Date, there were 11,346,914 shares of Argyle Common Stock (consisting of 11,310,914 shares of Series A Common Stock and 36,000 shares of Series B Common Stock) issued and outstanding and entitled to vote at the Stockholders Meeting, which are held by approximately 158 stockholders of record.

  The presence, in person or by proxy, of a majority of the voting power of the outstanding Series A Common Stock and of a majority of the voting power of the outstanding Series B Common Stock is necessary to constitute a quorum for the approval and adoption of the Hearst Transaction Proposal, the Plan Proposal and the Director Election Proposal. See "Description of Hearst-Argyle Capital Stock."

VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

  Each holder of record as of the Record Date of Argyle Common Stock is entitled to vote in accordance with the terms of Argyle's Certificate of Incorporation, which provides that holders of Series A Common Stock will be entitled to one vote per share of Series A Common Stock and holders of Series B Common Stock will be entitled to one vote per share of Series B Common Stock. Each share of Series A Common Stock is entitled to one vote and to vote separately as a class in order to approve and adopt the Hearst Transaction Proposal and elect the Series A Director, and each share of Series B Common Stock is entitled to one vote and to vote separately as a class in order to approve and adopt the Hearst Transaction Proposal and elect the Series B Director. The holders of Series A Common Stock and Series B Common Stock vote together as a single class on all matters, including the Plan Proposal, except with respect to (i) the election of directors; (ii) any amendments to Argyle's Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective series so as to affect them adversely; and,
(iii) such other matters as require class votes under the DGCL or Argyle's Certificate of Incorporation. Cumulative voting is not permitted in the election of directors.

  Pursuant to the Merger Agreement and Argyle's Certificate of Incorporation and bylaws, (i) the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Common Stock and Series B Common Stock, voting together as a class; (ii) the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Common Stock, voting separately as a class; and, (iii) the affirmative vote of the holders of two-thirds of the outstanding shares of Series B Common Stock, voting separately as a class, is required to approve the Hearst Transaction Proposal. Stockholder approval of the Hearst Transaction also will constitute (i) approval and adoption of the Merger Agreement, which requires the affirmative vote of a majority of the holders of shares of Series A Common Stock and Series B Common Stock, voting together as a class; (ii) approval of the Restated Charter, which requires (x) the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Common Stock and Series B Common Stock, voting together as a class;
(y) the affirmative vote of the holders
of two-thirds of the outstanding shares of Series A Common Stock, voting separately as a class; and, (z) the affirmative vote of the holders of two-thirds of the outstanding shares of Series B Common Stock, voting separately as a class; and, (iii) approval of the issuance of the 38,611,001 shares of Series B Common Stock, in the aggregate, to Hearst and Cash Sub in exchange for the Contribution, which by the rules of the Nasdaq National Market requires the affirmative vote of a majority of the holders of shares of Series A Common Stock and Series B Common Stock, represented at the Stockholders Meeting, voting together as a class.

  The Plan Proposal requires the affirmative vote of a majority of the shares of Series A Common Stock and Series B Common Stock, voting together as a class, represented at the Stockholders Meeting.

  With respect to the Director Election Proposal, the affirmative vote of a plurality of the voting power of the shares of Series A Common Stock represented at the Stockholders Meeting is required for the election of the Series A Director. The affirmative vote of a plurality of the voting power of the shares of Series B Common Stock represented at the Stockholders Meeting is required for the election of the Series B Director.

  As of the Record Date, directors and executive officers of Argyle and their respective affiliates as a group beneficially owned 7,687,000 shares of Series A Common Stock, or approximately 65.8% of the issued and outstanding shares of Series A Common Stock, and 36,000 shares of Series B Common Stock, or 100% of the issued and outstanding shares of Series B Common Stock, which represented, in the aggregate, 65.9% of the total voting power of the issued and outstanding shares of Argyle Common Stock as of the Record Date. See "Security Ownership Before and After the Hearst Transaction."

  Concurrently with the execution and delivery by Argyle and Hearst of the Merger Agreement, certain stockholders, including limited partnerships and foundations through which certain officers and directors indirectly own shares of Series A Common Stock and Series B Common Stock, entered into the Voting Agreements. Pursuant to such Voting Agreements, these stockholders have agreed to vote all of their shares of Argyle Common Stock subject to the Voting Agreements in favor of the Hearst Transaction Proposal. The Voting Agreements cover approximately 66.6% of the issued and outstanding shares of Series A Common Stock and 100% of the issued and outstanding shares of Series B Common Stock (or approximately 66.7% of the total voting power of the issued and outstanding shares of Argyle Common Stock as of the Record Date). Accordingly, approval of the Hearst Transaction is virtually assured regardless of the vote of any other stockholder of Argyle. See "The Hearst Transaction Proposal-- Voting Agreements," "Security Ownership Before and After the Hearst Transaction" and "The Merger Agreement--Voting Agreements."

PROXIES

  All shares of Argyle Common Stock represented by properly executed proxies received prior to or at the Stockholders Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed and returned proxy, such proxy will be voted "FOR" the Hearst Transaction Proposal, "FOR" the Plan Proposal and "FOR" the Director Election Proposal.

  Abstentions and broker non-votes are each included in the determination of the number of shares present at the meeting for purposes of determining a quorum. Abstentions and broker non-votes have no effect on determinations of plurality, except to the extent that they affect the total votes received by any particular candidate. With respect to the approval of the Hearst Transaction Proposal, abstentions and broker non-votes have the effect of a vote "AGAINST" the proposal. With respect to the approval of the Plan Proposal, abstentions have the effect of a vote "AGAINST" the proposal, and broker non-votes will be treated as shares which have the right to vote but which have elected not to vote on such matter.

  It is not expected that any matter not referred to herein will be presented for action at the Stockholders Meeting. If any other matters are properly brought before the Stockholders Meeting and any adjournments or postponements thereof, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the Stockholders Meeting, including postponement or adjournment for the purpose of soliciting additional votes.

  A stockholder may revoke a proxy at any time prior to its use by delivering to the Secretary of Argyle a signed notice of revocation or a later dated signed proxy or by attending the Stockholders Meeting and voting in person. Attendance at the Stockholders Meeting will not in itself constitute the revocation of a proxy.

  The cost of solicitation of proxies will be paid by Argyle. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Argyle without additional compensation, and by telephone, telegram, facsimile or similar method. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners; and Argyle will, upon request, reimburse them for their reasonable expenses in so doing.

  THE FORM OF ELECTION ACCOMPANYING THIS PROXY STATEMENT/PROSPECTUS SHOULD BE PROPERLY COMPLETED IN ACCORDANCE WITH ITS INSTRUCTIONS AND RETURNED TO THE EXCHANGE AGENT PRIOR TO THE ELECTION DEADLINE. UPON REQUEST TO THE EXCHANGE AGENT, A FORM OF ELECTION WILL BE MAILED TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF SERIES A COMMON STOCK BETWEEN THE RECORD DATE AND THE BUSINESS DAY PRIOR TO THE ELECTION DEADLINE. IF A FORM OF ELECTION IS NOT PROPERLY COMPLETED AND RETURNED TO THE EXCHANGE AGENT PRIOR TO THE ELECTION DEADLINE, THE FORM OF CONSIDERATION SUCH STOCKHOLDER IS ENTITLED TO RECEIVE WILL BE DETERMINED PURSUANT TO THE PROVISIONS OF THE MERGER AGREEMENT. SEE "THE MERGER AGREEMENT--MERGER CONSIDERATION AND CONVERSION OF SHARES."

  STOCKHOLDERS SHOULD SEND THEIR CERTIFICATES REPRESENTING ARGYLE COMMON STOCK WITH THE ENCLOSED FORM OF ELECTION.

                        THE HEARST TRANSACTION PROPOSAL

OVERVIEW

  General. The Hearst Transaction combines six Hearst television stations and related Hearst broadcast operations with Argyle through a contribution and merger transaction, with Argyle as the surviving corporation to be renamed "Hearst-Argyle Television, Inc." This combination with Argyle's existing six-station group, along with three additional Hearst television stations to be managed by Hearst-Argyle, will create a television broadcast company that initially will own or manage 15 television stations reaching approximately 11.6% of U.S. television households, and will be the third-largest, non-network owned television group in the U.S. in terms of audience delivered. Upon consummation of the Hearst Transaction, Hearst will become the majority stockholder of Hearst-Argyle, owning in excess of 80% of Hearst-Argyle's outstanding common stock with the remainder of Hearst-Argyle to continue to be publicly-held by the holders of Series A Common Stock.

  In addition to the 12 television stations to be owned by Hearst-Argyle, Hearst-Argyle also will manage certain television stations and radio stations that will continue to be owned or operated by Hearst. Hearst-Argyle will have an option to acquire at a later date certain of the managed television stations. Under FCC regulations, Hearst-Argyle will be required to divest two of its television stations. A letter of intent has been signed to divest one of these stations, and Argyle and Hearst currently are negotiating with a third party for the divestiture of the other station. See "The Merger Agreement--Conditions to the Merger--Management Agreement," "--Television Station Option Agreement," "Business of Hearst Broadcast Group," "Risk Factors--Regulatory Matters" and "Federal Regulation of Television Broadcasting."

  The Contribution. One of the first steps in the Hearst Transaction is the contribution by Hearst to Argyle of the assets and properties of Hearst's six network-affiliated television broadcast stations (WCVB-TV, Boston, Massachusetts; WTAE-TV, Pittsburgh, Pennsylvania; WBAL-TV, Baltimore, Maryland; WISN-TV, Milwaukee, Wisconsin; KMBC-TV, Kansas City, Missouri; and, WDTN-TV, Dayton, Ohio) and Hearst Broadcasting Productions, a unit of WCVB engaged in the programming production business. The Hearst Broadcast Group will be subject to approximately $275 million of long-term debt, which Argyle will assume along with liabilities related to operations of the Hearst Broadcast Group. In addition, Cash Sub (a wholly-owned subsidiary of Hearst) will contribute to Argyle approximately $200 million in cash and Argyle will assume the $200 million of short-term debt incurred by Cash Sub in respect thereof. In exchange for the Contribution to Argyle, Hearst will receive 38,611,000 shares of Series B Common Stock of Argyle and Cash Sub will receive one share. Depending on the working capital balance of the Hearst Broadcast Group, additional shares of Series B Common Stock may be issued to Hearst in the Hearst Transaction. Additional shares, if any, that may be issued to Hearst based on the working capital balance of the Hearst Broadcast Group will be based on such balance at closing. If the Merger had occurred on December 31, 1996, Hearst would have been entitled to receive an additional approximately 800,000 shares. See "The Merger Agreement--Pre-Merger Transactions," "--Certain Adjustments" and "Business of Hearst Broadcast Group."

  The Merger. Immediately following the Contribution, Merger Sub (a wholly-owned subsidiary of Hearst) will merge with and into Argyle, and the holders of Series A Common Stock will receive in the Merger either cash, stock in Hearst-Argyle or a combination thereof.

  In the Merger, each Argyle stockholder will be entitled to make an election as to the consideration such stockholder would like to receive in exchange for each share of Series A Common Stock. The election alternatives available to an Argyle stockholder in exchange for each share of Series A Common Stock, subject to the limits described below, are as follows:

  .  $26.50 in cash, without interest;

  .  one new share of Hearst-Argyle Series A Common Stock; or,

  . a "Mixed Consideration," consisting of a combination of $13.25 in cash, without interest, and 0.5 share of Hearst-Argyle Series A Common Stock.

  In the Merger, optionholders also will be entitled to convert their options into Hearst-Argyle options or make certain similar elections with respect to their options. See "Summary--the Merger Agreement--Merger Consideration and Conversion of Shares" and "The Merger Agreement--Merger Consideration and Conversion of Shares."

  The aggregate number of shares of Hearst-Argyle Series A Common Stock to be issued to Argyle stockholders and optionholders in the Merger will be between 6,025,319 and 8,277,054 shares, and the aggregate amount of cash to be received by Argyle stockholders and optionholders in the Merger will be between $100 million and approximately $160 million. The specific amounts of stock and cash that will be received will depend on the individual elections by the Argyle stockholders and optionholders.

  If elections to receive cash or Hearst-Argyle Series A Common Stock exceed their limits, the amounts that otherwise would have been allocated to stockholders electing to receive the form of consideration that is oversubscribed will be reduced. In all cases, however, stockholders making the Mixed Election will receive the Mixed Consideration. In the event that cash elections (including the cash portion of all elections) exceed approximately $160 million, those stockholders making the Cash Election will receive some shares of Hearst-Argyle Series A Common Stock (but in any event will receive not less than $13.25 in cash, without interest, or not more than 0.5 share of Hearst-Argyle Series A Common Stock for each share of Series A Common Stock they currently hold). In the event that cash elections (including the cash portion of all elections) are less than $100 million, those stockholders making the Stock Election will receive some cash (but in any event will receive not more than $8.30 in cash, without interest, or not less than approximately 0.69 share of Hearst-Argyle Series A Common Stock for each share of Series A Common Stock they currently hold). See "The Merger Agreement-- Merger Consideration and Conversion of Shares."

  Restated Charter. In order to effect the transactions described above, it will be necessary for Argyle to amend and restate its existing Certificate of Incorporation prior to the Contribution and the Merger. This amendment and restatement, among other things, will (i) increase the number of authorized shares of Argyle Common Stock from 50 million to 200 million shares; (ii) reclassify and change Argyle's existing Series B Common Stock and Series C Common Stock into Series A Common Stock; (iii) authorize a Series B Common Stock, which will be issued to Hearst and Cash Sub in connection with the Contribution; and, (iv) provide Argyle's Series A Preferred Stock and Series B Preferred Stock with voting rights. See "The Merger Agreement--Pre-Merger Transactions," "Description of Hearst-Argyle Capital Stock" and "Comparison of Stockholders' Rights."

BACKGROUND

  In early 1996, the Telecommunications Act was enacted and significantly changed the country's telecommunications laws. The Telecommunications Act included a change in the permitted ownership of television stations, removing the prior 12-station ownership limitation and increasing the permitted percentage coverage of U.S. television households by stations owned by any one entity from 25% to 35%. These changes accelerated a movement toward the consolidation of the television broadcast industry.

  With the growing size of individual group owners, Argyle's management and Board determined in the spring of 1996 that it would be in the best interests of Argyle and its stockholders for Argyle to increase in size in order to remain competitive with other group owners generally, and specifically in areas such as purchasing programming, establishing good relationships with networks and national advertising sales representatives, attracting and retaining talent, and receiving timely delivery of broadcast equipment. Toward this end, Argyle aggressively pursued several opportunities to acquire additional television stations during the first half of 1996. In each instance, a competing bidder completed the acquisition and paid a significantly greater amount for the acquisition than Argyle's management and Board believed would be prudent for Argyle to pay from an Argyle stockholder's perspective.

  Continuing with the goal of increasing Argyle's size for the attendant competitive benefits, but faced with escalating prices for television stations, in the late spring and summer of 1996, Argyle's management focused its efforts on finding a strategic partner to provide the benefits of size without the potential financially dilutive impact of an acquisition. As part of this re-focusing of Argyle's efforts, at meetings on July 25, 1996 and July 31, 1996, Argyle's Board considered that discussions with potential strategic partners could lead to proposals by third parties to acquire Argyle.

  During this time frame, Argyle held discussions with several parties, including Hearst. On August 7, 1996, Bob Marbut, Argyle's Chairman and Chief Executive Officer, met with Frank A. Bennack, Jr., Hearst's President and Chief Executive Officer, to discuss possible transactions involving Argyle and Hearst's television broadcast group. Additional meetings were held on August 8, 1996 and August 9, 1996, involving Mr. Marbut, Mr. Bennack and other members of Argyle's and Hearst's management. These discussions focused primarily on potential structures for a combination that would result in the survival of a public company vehicle in which Hearst would be the majority stockholder.

  Based on the status of various discussions that were being held, and in advance of Argyle's public release of 1996 second quarter earnings and the filing of its Form 10-Q for the quarter, Argyle's Board and management determined it would be appropriate to make a public announcement regarding its strategic efforts. On August 12, 1996, Argyle issued a press release stating that in order to achieve the benefits of the consolidation of the television broadcast industry for Argyle and its station group, it was exploring strategic alternatives, including a possible sale of Argyle.

  Following the August 12, 1996 announcement, Argyle began to receive inquiries from numerous parties regarding possible transactions. On August 19, 1996, Argyle retained Merrill Lynch to assist in responding to these inquiries, as well as to assist with other possible alternatives and to provide a fairness opinion in the event the various discussions resulted in a transaction proposal that would be submitted to Argyle's stockholders. On August 20, 1996, Argyle, on behalf of ATILP, Argyle's largest stockholder, retained Credit Suisse First Boston to provide financial advisory services to ATILP and its general partner in connection with Argyle's strategic alternatives exploration. As of the Record Date, Credit Suisse First Boston and certain of its affiliates and employees held of record 468,813 shares of Series A Common Stock, or approximately 4.1% of the outstanding shares of Series A Common Stock.

  Argyle, both directly and through Merrill Lynch and Credit Suisse First Boston, responded to a number of inquiries and initiated contact with various entities within the television broadcast industry. Contact was made--or discussions were held--with 30 different entities.

  Following the August 12, 1996 announcement, and through October 3, 1996, discussions continued from time to time with Hearst. Again, the primary focus of the discussions was on the possible structure of a transaction. On August 22, 1996, Hearst presented a draft proposal to Argyle. This proposal provided for different amounts and forms of consideration for the holders of each of the Series A Common Stock, Series B Common Stock and Series C Common Stock of Argyle, and Argyle management and its advisors estimated the weighted average per share value of the proposal at less than $22.00 per share. After several days of discussions relating to this proposal, Hearst and Argyle agreed that they were at an impasse over the structure and valuation of Argyle contained in the proposal. However, discussions between Argyle and Hearst regarding alternative structures and valuation continued. In early October 1996 Mr. Bennack informed Mr. Marbut that Hearst would like to postpone further discussions pending Hearst's exploration of another transaction that would preclude a transaction with Argyle.

  In October 1996, Argyle continued contacts and discussions with other parties regarding possible transactions. At the end of October, discussions with one party, Gannett, Inc. ("Gannett"), led to discussions of a possible transaction involving the exchange of two stations owned by Gannett for two stations owned by

Argyle, plus an additional $20 million cash consideration (the "Gannett Swap"). These discussions resulted in a transaction that was announced November 20, 1996. See "Business of Argyle."

  In early November 1996, Mr. Marbut contacted Mr. Bennack to discuss the potential Gannett Swap. At Mr. Bennack's request, Mr. Marbut also spoke with other members of Hearst's broadcast management. Mr. Bennack and the other members of Hearst's management indicated that they viewed the Gannett Swap favorably.

  Discussions with Hearst resumed in earnest in early December, were again put on hold in mid-December 1996 at Hearst's request, and resumed again in mid-January 1997.

  On January 31, 1997, the Gannett Swap closed.

  On February 19, 1997, Argyle's Board met and discussed, among other things, the status of the discussions with Hearst and other developments. Representatives of Merrill Lynch were present by telephone for a portion of this meeting, and the Board addressed questions to them regarding, among other items, public and private market valuations of television broadcasting properties. The Board authorized Argyle's management to continue discussions with Hearst.

  During the four-week period after Argyle's February 19 Board meeting, representatives of Argyle and Hearst continued discussions and conducted due diligence. During this period, the structure of the Hearst Transaction was agreed upon and finalized. The parties also continued to discuss the per share consideration to be received by Argyle's stockholders and the number of shares to be issued to Hearst in the transaction, but no definitive proposals were advanced and no agreement had been reached with respect to these valuation items by the middle of March.

  During the week of March 17, 1997, Mr. Marbut and Mr. Bennack agreed that the terms of the Hearst Transaction were, in principle, acceptable, subject to, among other things, successful completion of the definitive agreements and a full presentation to and approval by each company's Board of Directors in consultation with financial and legal advisors. During this week, Hearst also presented a proposal as to the per share consideration to be received by Argyle's stockholders and the number of shares to be received by Hearst in the transaction.

  On March 24, 1997, the Hearst Board met to consider the Hearst Transaction, and approved the Hearst Transaction and authorized execution of the Merger Agreement. See "--Hearst's Reasons for the Hearst Transaction."

  On March 25, 1997, the Argyle Board held a special meeting to consider the Hearst Transaction. Argyle management reviewed in detail with the Argyle Board the status of the Hearst Transaction Proposal, including, among other things, a review with representatives of Merrill Lynch (Argyle's financial advisor) of the financial and valuation analyses of the proposal and a review with Locke Purnell Rain Harrell (A Professional Corporation) (Argyle's legal advisor) of a summary of the principal terms of the latest drafts of the definitive agreement. Merrill Lynch delivered its oral opinion (which was subsequently confirmed in writing on March 26, 1997) to the Argyle Board to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth therein, the Merger Consideration, taken as a whole, is fair to the holders of Series A Common Stock from a financial point of view. See "--Fairness Opinion." After discussion, the Argyle Board adjourned on March 25, 1997.

  The Argyle Board reconvened its special meeting on March 26, 1997 and, after further discussion and consideration, unanimously approved the Hearst Transaction and the execution of the Merger Agreement and the Voting Agreements.

  The Merger Agreement and the Voting Agreements were signed and announced on March 26, 1997.

RECOMMENDATION OF ARGYLE BOARD; ARGYLE'S REASONS FOR THE HEARST TRANSACTION

  THE ARGYLE BOARD BELIEVES THAT THE HEARST TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, ARGYLE AND ITS STOCKHOLDERS. THE ARGYLE BOARD HAS UNANIMOUSLY APPROVED THE HEARST TRANSACTION AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE HEARST TRANSACTION.

  In reaching its decision to approve the Hearst Transaction and to recommend approval and adoption of the Hearst Transaction, the Argyle Board consulted with its legal counsel regarding the legal terms of the Hearst Transaction and the Board's obligations under the DGCL and otherwise in its consideration of this transaction. Further, the Argyle Board consulted with its financial advisor regarding the financial terms and fairness, from a financial point of view, of the Hearst Transaction to Argyle and its stockholders. Set forth below are the material factors that the Argyle Board considered and believed relevant in making its determination:

    (i) the Board's familiarity with and review of Argyle's business operations, financial condition and operating results;

    (ii) the Board's familiarity with and review, based in part on the advice of Merrill Lynch and Argyle management, of Argyle's future prospects, which indicated to the Board the difficulty for a company the size of Argyle to remain competitive in a consolidating industry and the desirability of expanding television operations (see "--Fairness Opinion");

    (iii) the substantial benefits to Argyle associated with the resulting increase in size of its television broadcasting business from the Hearst Transaction, including improved ability to compete with other group owners in purchasing programming, establishing good relationships with networks and national advertising sales representatives, attracting and retaining talent, and receiving timely delivery of broadcast equipment;

    (iv) the Board's review, based in part on the advice of Argyle management, of the future prospects for Hearst-Argyle;

    (v) the current and prospective environment in which Argyle and the Hearst Broadcast Group operate, including recent regulatory matters affecting the broadcasting industry, national and local economic conditions, the competitive environment for media generally and the trend toward consolidation in the media industry (all of which the Board believes favor larger corporations with greater financial resources than Argyle);

    (vi) the Board's review, based on the report of Argyle management and Merrill Lynch, of discussions with third parties both before and after Argyle's August 12, 1996 public announcement that it was exploring strategic alternatives, including a possible sale of the company, and prospects for alternative transactions (see "--Background);"

    (vii) the Board's review, based in part on the advice of Merrill Lynch and Argyle management, of other strategic alternatives available to Argyle (including the possibility of (a) remaining independent (and continuing with no acquisitions, acquisitions of smaller media properties or a "merger-of-equals") or (b) selling certain assets), and the Board's determination that the Hearst Transaction proposal offered greater long-term value to Argyle's stockholders because of both the valuation implicit in the Hearst Transaction and the desirability of increasing in size to remain competitive in the consolidating television broadcast industry (see "--Background");

    (viii) the various financial presentations by Merrill Lynch and the written opinion of Merrill Lynch dated March 26, 1997 that, as of the date of such opinion, the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view (see "--Fairness Opinion");

    (ix) the anticipated operating efficiencies available to the larger combined company;

    (x) the Board's belief that the terms of the Merger Agreement are attractive in that the agreement allows holders of Argyle Common Stock to elect the form of consideration to be received in the Merger (subject to proration--see "--Overview" and "The Merger Agreement--Merger Consideration and Conversion of Shares"), thereby allowing stockholders desiring liquidity to receive cash at a fixed price per share and allowing stockholders desiring continued ownership in a television broadcast company to receive stock in the larger combined company;

    (xi) the structure of the Hearst Transaction, under which the Hearst-Argyle Series A Common Stock will be received by Argyle stockholders in a tax-advantageous transaction (see "--Certain Federal Income Tax
  Consequences"); and,

    (xii) the provisions of the Merger Agreement that (a) prohibit Argyle from soliciting or encouraging alternative Acquisition Proposals or, subject to the fiduciary duties of the Argyle Board, from negotiating with any third parties with respect to alternative proposals, which the Board found reasonable based on the active pursuit of alternative transactions with third parties prior to authorizing the Merger Agreement, and (b) permit the Argyle Board, in the exercise of its fiduciary duties, to terminate under certain circumstances the Merger Agreement upon the payment to Hearst of a fee of $15,850,000 (approximately 3% of the transaction value), which the Board found reasonable based on the views of its legal advisors that such a fee was within the range of fees payable in comparable transactions and that the fee--at less than $1.35 per share--would not in and of itself preclude an Acquisition Proposal.

  Argyle management also discussed with the Argyle Board, and the Argyle Board considered in evaluating the Hearst Transaction, the following risks that Argyle management believed may impact the desirability of the Hearst Transaction to Argyle and its stockholders: (i) the risk that the combined company would perform significantly below expectations; (ii) the risk that the positive market trends, including favorable valuations of television stations, in the television industry in general would turn adverse; and, (iii) the risk that the market value of the Hearst-Argyle Series A Common Stock could be impacted adversely by the relatively limited public float of such stock. The Argyle Board also considered that the Hearst Transaction, which will result in a transfer of control of Argyle to Hearst and control by Hearst initially of over 80% of the outstanding common stock of Hearst-Argyle, will diminish the likelihood of an unsolicited acquisition in the future, but determined that the value to be received by the Argyle stockholders in the Hearst Transaction reflects a control premium.

  For the reasons outlined above and taking into account the alternatives available to Argyle, the Argyle Board concluded that the Hearst Transaction represents the best alternative to Argyle to enhance stockholder value, and that the potential benefits of the Hearst Transaction substantially outweigh the risks associated with this transaction.

  The Board was aware that members of Argyle management and the Board may be deemed to have certain interests in the Hearst Transaction that are in addition to their interests as stockholders generally, and the Argyle Board considered these interests in approving the Hearst Transaction. Such interests did not weigh either in favor of or against approving the Hearst Transaction. See "--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions."

  In view of the variety of factors considered in connection with its evaluation of the Hearst Transaction, the Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

FAIRNESS OPINION

  Merrill Lynch delivered its written opinion dated March 26, 1997, which was confirmed in a written opinion dated the date of this Proxy Statement/Prospectus, to the Board of Directors of Argyle to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review as set forth therein, the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view.

  A COPY OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW BEING UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. THE MERRILL LYNCH OPINION IS ADDRESSED SOLELY TO THE FAIRNESS, FROM A

FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TAKEN AS A WHOLE AND MERRILL LYNCH DID NOT EXPRESS ANY OPINION AS TO (I) THE EQUIVALENCY OR DESIRABILITY OF THE DIFFERENT ELECTIONS THAT HOLDERS OF SERIES A COMMON STOCK CAN MAKE PURSUANT TO THE MERGER AGREEMENT OR (II) THE PRICE OR TRADING RANGE AT WHICH SHARES OF HEARST-ARGYLE SERIES A COMMON STOCK WILL TRADE FOLLOWING THE MERGER. IN ADDITION, MERRILL LYNCH NOTED THAT THE HEARST-ARGYLE SERIES A COMMON STOCK REPRESENTS ONLY A SMALL PORTION OF THE TOTAL EQUITY OF HEARST-ARGYLE AND THAT, AS A RESULT OF ITS RELATIVELY SMALL PUBLIC FLOAT, THE PRICES OR TRADING RANGE OF THE HEARST-ARGYLE SERIES A COMMON STOCK MAY BE ADVERSELY AFFECTED BY ITS RELATIVE LACK OF LIQUIDITY. THE MERRILL LYNCH OPINION IS FOR THE INFORMATION OF THE BOARD OF DIRECTORS OF ARGYLE IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR EXERCISE SUCH STOCKHOLDER'S ELECTION RIGHTS IN CONNECTION THEREWITH. THE MERRILL LYNCH OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY ARGYLE TO ENGAGE IN THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION ATTACHED AS APPENDIX B HERETO.

  In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things:
(i) reviewed Argyle's Registration Statement on Form S-1 No. 33-96026; (ii) reviewed Argyle's Annual Reports, Forms 10-K and related financial information for the fiscal years ended December 31, 1995 and December 31, 1996 and the Company's Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1997; (iii) reviewed the consolidated financial statements for the Hearst Broadcast Group; (iv) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of Argyle, the Hearst Broadcast Group and Hearst-Argyle furnished to Merrill Lynch by Argyle and Hearst; (v) conducted discussions with members of senior management of Argyle concerning the respective businesses and prospects of Argyle, the Hearst Broadcast Group and Hearst-Argyle; (vi) conducted discussions with members of senior management of Argyle and the Hearst Broadcast Group concerning the respective businesses and prospects of the Hearst Broadcast Group and Hearst-Argyle; (vii) reviewed the historical market prices and trading activity for the Series A Common Stock and compared such information with that of certain publicly traded companies that Merrill Lynch deemed to be reasonably similar to Argyle; (viii) compared the results of operations of Argyle, the Hearst Broadcast Group and, on a pro forma basis, Hearst-Argyle with that of certain companies that Merrill Lynch deemed to be relevant; (ix) compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions that Merrill Lynch deemed to be relevant; (x) reviewed the Merger Agreement and the Voting Agreement; and, (xi) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

  In preparing the Merrill Lynch Opinion, Merrill Lynch relied on the accuracy and the completeness of all information supplied or otherwise made available to Merrill Lynch by Argyle and Hearst, and Merrill Lynch did not independently verify such information or undertake an independent appraisal of the assets or liabilities, contingent or otherwise, of Argyle or the Hearst Broadcast Group. With respect to the financial forecasts furnished by Argyle, Merrill Lynch assumed that they have been prepared reasonably and reflect the best currently available estimates and judgments of Argyle's management as to the expected future performance of Argyle, the Hearst Broadcast Group and Hearst-Argyle. Merrill Lynch also assumed, with Argyle's consent, that, for federal income tax purposes, the contribution by Cash Sub to Argyle of approximately $200 million in cash and the contribution by Hearst to Argyle of certain assets of the Hearst Broadcast Group and the assumption by Argyle of certain liabilities of the Hearst Broadcast Group will qualify as a transaction described in
Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Merger will qualify as a redemption described in Section 302 of the Code with respect to those stockholders of Argyle who will receive cash pursuant to the Merger. The Merrill Lynch Opinion was necessarily based upon market, economic and other conditions as they existed on, and were evaluated as of, the date of the opinion.

  The Merrill Lynch Opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures that may be imposed in the course of obtaining regulatory approval for the transactions contemplated by the Merger Agreement. In rendering the Merrill Lynch Opinion, Merrill Lynch also assumed, with Argyle's consent, that any acquisition or disposition of assets by Hearst, Argyle or their respective subsidiaries, as the case may be, as contemplated by Section 8.15 of the Merger Agreement will not affect the value of Argyle or the Hearst Broadcast Group, as the case may be, or otherwise affect the fairness, from a financial point of view, of the Merger Consideration, taken as a whole.

  The following summarizes financial and comparative analyses presented by Merrill Lynch to the Argyle Board of Directors at its meeting on March 25, 1997, which analyses were also among those considered by Merrill Lynch in rendering the Merrill Lynch Opinion.

  Transaction Value and Multiple Analysis. Merrill Lynch estimated the transaction value being paid for Argyle at $517.7 million. This amount was based on the sum of (i) approximately $160 million of cash to be received by the stockholders of Argyle (assuming a maximum Cash Election); (ii) $186.8 million of net debt to be assumed by Hearst-Argyle (including $150.0 million of Senior Subordinated Notes plus $37.5 million of bank debt less $0.7 million of cash); (iii) $21.9 million of preferred stock to be assumed by Hearst-Argyle; and, (iv) $149.3 million, the assumed aggregate market value of 13.5% of Hearst-Argyle Series A Common Stock (based on the assumption that following the Merger the Hearst-Argyle Series A Common Stock would trade in the open market on a fully-diluted and fully-distributed basis at 11x projected 1997 pro forma combined operating cash flow (defined below) of Hearst-Argyle).

  Based on financial projections supplied by Argyle's management (financial data for 1996 reflected the Gannett Swap as if effected on January 1, 1996), Merrill Lynch calculated that the transaction value represented a multiple of:
(i) 6.6x Argyle's 1996 net revenues; (ii) 6.2x Argyle's projected 1997 net revenues; (iii) 13.9x Argyle's 1996 broadcast cash flow ("BCF") (defined as earnings before interest, tax, depreciation and amortization ("EBITDA") before corporate overhead expenses and film amortization less film payments); (iv) 12.4x Argyle's projected 1997 BCF; (v) 15.6x Argyle's 1996 operating cash flow ("OCF") (EBITDA before film amortization less film payments); and, (vi) 14.5x Argyle's projected 1997 OCF.

  Merrill Lynch analyzed an assumed enterprise value (market value of equity plus preferred stock plus total debt less cash and equivalents) range of $1.65 billion to $1.85 billion for Hearst-Argyle in order to compare the resulting range of per share equity values to be received by Series A Common stockholders from the Hearst Transaction. Assuming pro forma net debt of $653.4 million, the assumed enterprise value range resulted in an implied equity value range for Hearst-Argyle of $996.6 million to $1.2 billion and a per share equity value range of $24.41 to $26.66 on a fully-diluted and fully-distributed basis, assuming the maximum Cash Election. Moreover, the assumed enterprise range implied the following valuation multiples: (i) 10.3x to 11.6x projected combined Hearst-Argyle 1997 OCF; (ii) 9.6x to 10.7x projected pro forma combined Hearst-Argyle 1997 OCF (representing projected combined 1998 operating margin on a station-by-station basis applied to projected combined 1997 revenues plus anticipated management fees plus projected 1997 cash flow of the Hearst Broadcast Group); and, (iii) 8.7x to 9.8x projected 1998 combined Hearst-Argyle OCF.

  Selected Company Analysis. Merrill Lynch analyzed and compared certain projected financial and operating information of Hearst-Argyle with five broadcast companies that Merrill Lynch considered appropriate for the purpose of comparison with Hearst-Argyle. The five companies were: LIN Television Corporation, A.H. Belo Corporation, Young Broadcasting Inc., Sinclair Broadcasting Group, Inc. and Granite Broadcasting Corporation (collectively the "Peer Companies"). Merrill Lynch's analysis indicated that: (i) projected 1997 OCF to interest expense ratio for the Peer Companies ranged from 1.5x to 6.1x, compared to 3.4x for Hearst-Argyle; (ii) projected 1997 total debt to OCF ratio for the Peer Companies ranged from 2.9x to 6.7x, compared to 4.0x for Hearst-Argyle; (iii) projected 1997 BCF margin for the Peer Companies ranged from 41.1% to 50.3%, compared to 45.9% for Hearst-Argyle; (iv) projected 1997 OCF margin for the Peer Companies ranged from 41.1% to 47.7%, compared to 43.0% for Hearst-Argyle; (v) projected five-year OCF compounded annual growth rate for the Peer Companies ranged from 5.6% to 12.0%, compared to 9.0% for Hearst-Argyle; and,

(vi) projected 1997 OCF trading multiple for the Peer Companies ranged from 8.8x to 11.7x, compared to 11.0x for Hearst-Argyle. Based on the foregoing analysis, Merrill Lynch concluded that the Hearst-Argyle Series A Common Stock would trade in a range of 10.5x to 11.5x projected 1997 OCF on a fully-diluted and fully-distributed basis (assuming that holders of Series A Common Stock would make a maximum Cash Election).

  Contribution Analysis. Merrill Lynch compared the respective BCF and OCF contributions of Argyle and Hearst to the combined BCF and OCF of Hearst-Argyle. The analysis indicated that Argyle would contribute: (i) 24.4%, 24.1%, 23.5%, 24.3%, 24.9% and 25.7%, respectively, to projected 1997, 1998, 1999,
2000, 2001 and 2002 BCF of Hearst-Argyle, and (ii) 22.3%, 22.7%, 22.5%, 23.2%,
23.9% and 24.8%, respectively, to projected 1997, 1998, 1999, 2000, 2001 and
2002 OCF of Hearst-Argyle. Merrill Lynch also calculated that 30% of the total estimated enterprise value of Hearst-Argyle would be attributable to Argyle.

  Analysis of Value to Argyle Stockholders. Because holders of Argyle Series A Common Stock could elect to receive different forms of consideration in the transaction and those elections potentially would be subject to proration as described under "The Merger Agreement--Merger Consideration and Conversion of Shares," Merrill Lynch computed a hypothetical blended value per share to be received by holders of Series A Common Stock ranging from $24.75 to $26.55 (the "Blended Value Range"). This analysis assumed that the Hearst-Argyle Series A Common Stock would trade in a range of 10.5x to 11.5x projected 1997 OCF on a fully-diluted and fully-distributed basis and that holders of Series A Common Stock would make a maximum Cash Election.

  Merrill Lynch compared the Blended Value Range with a range of equity values for Hearst-Argyle produced by a discounted cash flow analysis of Hearst-Argyle. The discounted cash flow analysis utilized a discount rate ranging from 11.0% to 12.0% and year 2002 EBITDA terminal multiples ranging from 10.0x to 11.0x. The discounted cash flow analysis indicated that the equity value of Hearst-Argyle exceeded the Blended Value Range by $295.3 million to $360.4 million, 13.5% of which would be attributable to holders of Series A Common Stock (assuming a maximum Cash Election), amounting to approximately $3.30 to $4.05 per share of Argyle Series A Common Stock.

  Merrill Lynch also analyzed the implied equity value of a share of Series A Common Stock on a stand-alone basis. In this analysis, Merrill Lynch assumed that Argyle had net debt of $212.7 million as of January 1, 1997 and that there were 12.05 million fully-diluted shares of Series A Common Stock outstanding. Utilizing a multiple of 9.0x to 10.0x projected 1998 OCF derived from the trading value of the Peer Companies, Merrill Lynch determined that an implied equity trading value per share of Series A Common Stock would range from $14.40 to $17.95. Similarly, applying a multiple (which was derived from a review of certain television broadcast acquisitions since 1993) of 11.0x to 13.0x projected 1997 BCF, Merrill Lynch determined that an implied equity value per share on a private market basis of Series A Common Stock would range from $20.40 to $27.35. Finally, using a discounted cash flow analysis (utilizing discount rates ranging from 11.0% to 12.0% and projected terminal values for Argyle ranging from 10.0x to 11.0x year 2001 EBITDA), Merrill Lynch determined that an implied equity value per share of Series A Common Stock would range from $20.50 per share to $24.75 per share.

  Stock Price and Trading History. Merrill Lynch charted the closing price of Series A Common Stock from October 24, 1995 to March 21, 1997 and compared such prices with a broadcasting index composed of Granite Broadcasting Corporation, LIN Television Corporation, Sinclair Broadcast Group, Inc. and Young Broadcasting Inc. In addition, Merrill Lynch calculated that, for the period from October 24, 1995 to March 21, 1997, 44.48% of the trading volume of the Series A Common Stock was between $16 to $18 per share, 1.28% was between $18 to $20 per share, 6.56% was between $20 to $22 per share, 11.43% was between $22 to $24 per share, 11.06% was between $24 to $26 per share, 5.76% was between $26 to $28 per share and 19.44% was between $28 to $30 per share.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete or misleading view of the process underlying the analyses set forth in its opinion. In addition, Merrill Lynch considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Merrill Lynch's view of the actual value of Argyle.

  In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Argyle. The analyses performed by Merrill Lynch are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. No public company utilized as a comparison is identical to Argyle and none of the comparable acquisition transactions or other business combinations utilized as a comparison is identical to the Hearst Transaction. Accordingly, an analysis of the Peer Companies and comparable acquisition transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies or the company or transaction to which they are being compared. In connection with its analyses, Merrill Lynch made estimates (based on forecasts provided by the management of Argyle) and assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Argyle and Merrill Lynch. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Argyle or Merrill Lynch, neither Argyle nor Merrill Lynch assume responsibility if future results or actual values are materially different from these forecasts or assumptions. Such analyses were prepared solely as part of Merrill Lynch's analyses of the Merger Consideration and were provided to the Argyle Board of Directors. The analyses do not purport to be appraisals or to reflect the prices at which Argyle might be sold. In addition, as described above, the Merrill Lynch Opinion was one of many factors taken into consideration by the Argyle Board of Directors in making its determination to approve the Hearst Transaction. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Argyle Board of Directors or Argyle management with respect to the value of Argyle. The Argyle Board of Directors placed no limits on the scope of the analysis performed, or opinions expressed, by Merrill Lynch.

  The Argyle Board of Directors selected Merrill Lynch to render its fairness opinion because Merrill Lynch is an internationally recognized investment banking firm with substantial expertise in transactions similar to the Hearst Transaction and because it is familiar with Argyle and its business. As part of its investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. In the ordinary course of Merrill Lynch's business, Merrill Lynch may actively trade the securities of Argyle for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Pursuant to an engagement letter dated August 19, 1996, Argyle (i) paid Merrill Lynch, upon execution of the Merger Agreement, a fee of $250,000 and
(ii) has agreed to pay Merrill Lynch, a fee of $1.9 million upon the consummation of the Merger (including the $250,000 previously paid). In addition, Argyle has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

HEARST'S REASONS FOR THE HEARST TRANSACTION

  The Hearst Transaction is part of Hearst's plan to become a more significant player in the television broadcast business. As major consolidation becomes the trend in the television industry, Hearst believes that it is prudent and advantageous to broaden its options for growth of its television operations. Although Hearst has been a private company for decades and intends to remain so, Hearst believes that having a public security through its majority ownership of Hearst-Argyle will better help it achieve this growth objective. Hearst also believes that the combination of the Hearst Broadcast Group with Argyle permits the intrinsic value of the Hearst

Broadcast Group assets to be recognized while providing the Hearst Broadcast Group with the flexibility and access to capital markets to support an expansion strategy for Hearst-Argyle. See "Risk Factors--Control by Majority Stockholder; Competitive and Operations Impact; Conflicts of Interest" and "-- Risks Associated with Expansion, Integration of the Combined Operations; Significant Uncertainties."

INTERESTS OF CERTAIN PERSONS IN THE HEARST TRANSACTION; AFFILIATE TRANSACTIONS

  In considering the recommendations of the Board with respect to the Hearst Transaction, stockholders of Argyle should be aware that certain members of the management of Argyle have certain interests in the Hearst Transaction that are different from, or in addition to, the interests of stockholders of Argyle generally.

  Directors and Officers of Hearst-Argyle. At the Effective Time, the Board of Directors of Hearst-Argyle will be increased in size from five to 11 members. Ms. Williams and Messrs. Marbut and Pulver, each a current director of Argyle, will be directors of Hearst-Argyle. Initially, Ms. Williams and Mr. Pulver will be the designated directors for the holders of Series A Common Stock after the Effective Time and Mr. Marbut will be designated as one of the nine directors that Hearst, as the holder of newly issued Series B Common Stock, will be entitled to designate and elect. Mr. Byrne, currently a director of Argyle, has announced his retirement from the Argyle Board effective as of the Closing. The Merger Agreement provides that, after the Effective Time, Hearst will vote its Series B Common Stock and otherwise use its best efforts to cause Mr. Marbut to continue to be elected as a director of Hearst-Argyle for so long as Mr. Marbut is employed by Hearst-Argyle or any of its subsidiaries. See "The Merger Agreement--Certain Covenants," "Management of Hearst-Argyle After the Merger" and "Director Election Proposal."

  Chase is the lead agent bank under Argyle's Existing Credit Facility, and an affiliate of Chase holds a partnership interest in ATILP and in the general partner of ATILP, making Chase the beneficial owner of 12.1% of the Series A Common Stock. Mr. Bennack, Hearst's President and Chief Executive Officer, is a director of Chase and is expected to be a director of Hearst-Argyle. On June 17, 1997, Chase and Argyle entered into a commitment letter under which Chase committed to provide a $1 billion credit facility to Hearst-Argyle, a portion of which will be used in connection with the Hearst Transaction. See "-- Financing the Hearst Transaction," "Security Ownership Before and After the Hearst Transaction" and "Management of Hearst-Argyle After the Merger."

  In addition, certain executive officers of Argyle, including Messrs. Marbut, Blythe, Hawks and Morales, will remain as executive officers of Hearst-Argyle. See "Management of Hearst-Argyle After the Merger."

  Employee/Non-Employee Director Stock Option Plans. At the Effective Time, each Argyle Option shall be cancelled by virtue of the Merger and holders of Argyle Options, whether or not immediately exercisable, shall be entitled to receive, at their election, either (i) options to purchase shares of Series A Common Stock of Hearst-Argyle on the same terms and conditions as are then applicable to their Argyle Options ("Rollover Options") or (ii) the consideration as more fully described under "The Merger Agreement--Merger Consideration and Conversion of Shares." To induce Hearst to enter into the Merger Agreement, Messrs. Marbut, Byrne, Morales and Hawks (the "Electing Optionholders") have agreed not to elect to receive any Rollover Options. All other holders of Argyle Options, including Ms. Williams and Mr. Pulver and other executive officers of Argyle, are entitled to make an election to receive Rollover Options. In return for their agreement not to receive Rollover Options, the Electing Optionholders are entitled to make a supplemental election with respect to the consideration to be received as a result of the cancellation of their Argyle Options. The supplemental election by the Electing Optionholders could result in the reallocation of the cash portion of any prorations between the consideration to be received by these optionholders with respect to their Argyle Options and the consideration to be received by these optionholders with respect to their Argyle Series A Common Stock. This reallocation could result in more cash being received for Series A Common Stock relating to Argyle Options and less cash being received for directly held Series A Common Stock. The supplemental election would not, however, result in the individual receiving any more or less cash in the aggregate than if the supplemental election were not available. See "The Merger Agreement--Merger Consideration and Conversion of Shares."

  Pursuant to the terms of Argyle's 1994 Stock Option Plan (the "1994 Plan"), the Hearst Transaction constitutes a "Change of Control" resulting in all Argyle Options under the 1994 Plan becoming exercisable in full. As of June 30, 1997, directors and executive officers of Argyle held outstanding options to purchase 1,123,595 shares of Series A Common Stock under the 1994 Plan at exercise prices ranging from $10.00 to $28.00 per share. Certain of the Argyle Options outstanding under the 1994 Plan were fully exercisable prior to the execution of the Merger Agreement. The following table sets forth information with respect to the number of vested Argyle Options, and the acceleration of exercisability of Argyle Options, held by the persons set forth below.

                                           NUMBER OF UNVESTED     WEIGHTED     NET PROCEEDS
                                             ARGYLE OPTIONS   AVERAGE EXERCISE FROM ARGYLE
                                           AT MARCH 25, 1997  PRICE PER SHARE   OPTIONS IF
                         NUMBER OF VESTED      TO BECOME       OF VESTED AND   HOLDER MAKES
                          ARGYLE OPTIONS    EXERCISABLE UPON  UNVESTED ARGYLE  OPTION CASH
   NAME AND TITLE        AT MARCH 25, 1997 CHANGE OF CONTROL      OPTIONS      ELECTION(1)
   --------------        ----------------- ------------------ ---------------- ------------
Bob Marbut..............      107,750           226,088            $12.57       $4,650,363
 Chairman of the Board
 and Chief Executive
 Officer
Blake Byrne.............      107,750           226,088            $12.57       $4,650,363
 President, Chief
 Operating Officer
 and Director
Ibra Morales............      107,750           226,088            $12.57       $4,650,363
 Executive Vice
 President, Chief
 Revenue Officer and
 Director
Harry Hawks.............       26,938            56,523            $12.57       $1,162,612
 Chief Financial Officer
 and Treasurer
Dean Blythe.............        9,300             7,800            $11.07       $  263,925
 Vice President--
 Corporate Development,
 Secretary and General
 Counsel
Caroline Williams.......        5,000            10,000            $17.21       $  139,350
 Director
David Pulver............        5,000            10,000            $17.21       $  139,350
 Director

---------------------
(1) Based upon the Option Cash Election of $26.50 with no proration or adjustment. As described above, Argyle Options may, as to persons other than Messrs. Marbut, Byrne, Morales and Hawks, be converted into options to purchase Hearst-Argyle Series A Common Stock. See "The Merger Agreement--Merger Consideration and Conversion of Shares."

  In addition, all directors and executive officers of Argyle who continue to serve as a director or executive officer of Hearst-Argyle will be entitled to participate in benefit plans of Hearst-Argyle applicable to them. If the Plan Proposal to amend the 1994 Plan is approved by Argyle's stockholders, the executive officers of Hearst-Argyle (who will include the executive officers of Argyle) and the outside directors of Hearst-Argyle will receive option awards under such plan. Executive officers of Hearst who are Hearst-Argyle Board members and are not otherwise executive officers of Hearst-Argyle will not receive option awards. See "Plan Proposal" for a discussion of the terms of the amended and restated stock option plan.

  Employment Agreements and Other Benefit Plans. It is anticipated that the executive officers of Hearst-Argyle (who will include certain of the executive officers of Argyle) will enter into employment agreements with Hearst-Argyle upon the closing of the Hearst Transaction, which will supersede their existing employment agreements. The complete terms of the employment agreements have not been finalized at this time. See "Management of Hearst-Argyle After the Merger."

  It is currently anticipated that as of the Effective Time, Hearst-Argyle will establish defined benefit plans substantially similar to The Hearst Corporation Retirement Plan and The Hearst Corporation Supplemental

Retirement Plan (collectively, the "Hearst Pension Plan") and the other defined benefit plans currently in place in which employees of the Hearst Broadcast Group currently participate. At the Effective Time, all employees of Hearst-Argyle who previously were employees of the Hearst Broadcast Group and participating in Hearst's defined benefit plans, including Mr. Barrett, will participate in these new defined benefit plans. It is also currently anticipated that effective January 1, 1998, all remaining employees of Hearst-Argyle (in essence, certain executive officers of Argyle, including Messrs. Marbut, Morales, Hawks and Blythe, and the other employees of Argyle prior to the Effective Time) will be eligible to participate in these new defined benefit plans. Argyle and Hearst currently are discussing the possibility of a transfer from Hearst to Hearst-Argyle of a certain amount of pension plan assets in excess of the obligations that will exist at the time of establishment of the new Hearst-Argyle defined benefit plans. If such a transaction were agreed upon and completed, Hearst-Argyle would issue Hearst additional shares of Hearst-Argyle Series B Common Stock, and the transfer of the surplus pension assets would reduce future expense associated with the new Hearst-Argyle defined benefit plans. See "Management of Hearst-Argyle After the Merger."

  Indemnification; Directors and Officers Insurance. The Merger Agreement provides that until the sixth anniversary of the Effective Time, Hearst-Argyle will maintain in effect provisions in its charter and bylaws regarding indemnification of officers and directors that are no less favorable than Argyle's current provisions. The Merger Agreement further provides that Hearst-Argyle will cause to be maintained for a period of six years following the Effective Time Argyle's current directors' and officers' liability insurance (or policies of at least equal coverages and amounts) to the extent that it provides coverage for events occurring prior to or at the Effective Time, provided that Hearst-Argyle will not be required to expend more than 200% of the aggregate premiums paid by Argyle and its subsidiaries in 1997 to procure such insurance. See "The Merger Agreement--Certain Covenants."

  Registration Rights Agreement. Upon consummation of the Hearst Transaction, Hearst-Argyle will enter into a Registration Rights Agreement with the ATI Holders. The Registration Rights Agreement provides that such ATI Holders will have the right, subject to certain limitations and conditions, to require Hearst-Argyle to register for distribution through a firm commitment underwriting all or any portion of Hearst-Argyle Series A Common Stock issued to them in the Merger. In addition, the ATI Holders also will have piggyback registration right with respect to any proposed offering of Hearst-Argyle Series A Common Stock for cash through a firm commitment underwriting sought by Hearst-Argyle. See "The Merger Agreement--Registration Rights Agreement."

  Hearst Retransmission Consent Agreements. Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), broadcast television stations have the right to elect whether or not to mandate carriage of their respective signals by local cable television systems on a "must carry" basis or to authorize the retransmission of their respective signals on a license or contractual basis. Under the 1992 Cable Act, initial elections were required to be made by October 1993. In general, the Hearst Broadcast Group stations elected to authorize carriage of their respective signals on a "retransmission consent" basis. In 1993, ESPN, Inc., an entity owned 20% by Hearst and 80% by ABC, was authorized by Hearst to negotiate retransmission consent agreements for the Hearst Broadcast Group stations with cable television system operators who had committed to carry the ESPN 2 program service. In general, the term of the retransmission consent agreements was a period of six years (expiring in 1999). In most instances, the Hearst Broadcast Group reaffirmed its retransmission consent elections (and these agreements) in 1996, as it was required to do under the 1992 Cable Act. Additionally, and in part because of industry concerns with respect to a possible decision of the Supreme Court on the constitutionality of the 1992 Cable Act's must carry rules, in 1996 the Hearst Broadcast Group also authorized ESPN, Inc. to negotiate three-year extensions (through 2002) to the retransmission consent agreements with cable operators in connection with ESPN 2 and a new ESPN News program service. Those extension efforts remain underway but have not been completed as of the date of this Proxy Statement/Prospectus.

  The Hearst Broadcast Group's retransmission consent agreements also contain provisions that make the agreements applicable to stations acquired by Hearst subsequent to the effective date of those agreements.

Therefore, those provisions will make the Hearst Broadcast Group's retransmission consent agreements applicable to all of Hearst-Argyle's Stations subsequent to the Merger (subject to any conflicting retransmission consent agreements or must-carry elections that have been entered into or made by Argyle in accordance with the 1992 Cable Act with respect to its broadcast stations).

  Related Agreements. As conditions under the Merger Agreement, Hearst and Hearst-Argyle will enter into a series of agreements with each other, including the Management Agreement (whereby Hearst-Argyle will provide certain management services, such as sales, news, programming and financial and accounting management services, with respect to certain Hearst owned or operated television and radio stations), the Television Station Option Agreement (whereby Hearst will grant Hearst-Argyle an option to acquire certain Hearst owned or operated television stations as well as a right of first refusal with respect to another television station if Hearst proposes to sell such station within 36 months of its acquisition), the Radio Facilities Lease (whereby Hearst will lease from Hearst-Argyle certain premises for Hearst's radio broadcast stations), the Tax Sharing Agreement (whereby Hearst and Hearst-Argyle establish the sharing of federal, state and local taxes after Hearst-Argyle becomes part of the consolidated tax return of Hearst) and the Name License Agreement (whereby Hearst permits Hearst-Argyle to use the Hearst name in connection with the Hearst-Argyle name and operation of its business). In addition, it is expected that Hearst and Hearst-Argyle will enter into a Services Agreement (whereby Hearst will provide Hearst-Argyle certain administrative services such as accounting, financial, legal, tax, insurance, data processing and employee benefits). The complete terms of certain of these agreements have not yet been finalized. See "Risk Factors-- Control by Majority Stockholder; Competitive and Operations Impact; Conflicts of Interest," "Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction: Affiliate Transactions" and "The Merger Agreement-- Conditions to the Merger."

  Certain Transactions Between Hearst and The Hearst Broadcast Group. Hearst currently provides certain management services to the Hearst Broadcast Group, including data processing, legal, tax, treasury, internal audit, risk management and other support services. In connection with these services, the Hearst Broadcast Group is allocated expenses related to these services based on Hearst's estimate of expenses. Although these allocations are believed by Hearst to be made on a reasonable basis, such allocations are not necessarily indicative of the level of expenses that might have been incurred for these services directly with third parties. In 1996, these allocated expenses totaled $1,875,073. In addition, approximately $6,203,320 of compensation costs, although paid by Hearst, were charged to the Hearst Broadcast Group for 1996. Also, Hearst allocated interest expense to the Hearst Broadcast Group in the amount of $21,234,985 in 1996, which was based on the average balance due to Hearst and its affiliates' account at an interest rate of 8% per annum. Following the Merger, it is expected that Hearst will provide Hearst-Argyle with certain administrative services such as accounting, financial, tax, legal insurance, data processing and employee benefits pursuant to the Services Agreement, the terms of which have not yet been finalized. Although Argyle and Hearst believe that the terms, once finalized, will be reasonable to both sides, there can be no assurance that more favorable terms would not be available from third parties as applicable. On a pro forma basis, corporate general and administrative expenses for Hearst-Argyle would have been $11 million for the year ended December 31, 1996. See "Unaudited Pro Forma Combined Condensed Financial Statements."

ACCOUNTING TREATMENT

  For accounting purposes, the Hearst Transaction is viewed as an acquisition of Argyle by Hearst with a simultaneous transfer of the Hearst Broadcast Group to Argyle. Accordingly, for accounting purposes, the net assets of Argyle will be adjusted to the extent acquired by Hearst to their estimated fair values; the capital structure of Hearst-Argyle will be adjusted to reflect its anticipated capital structure; and additional paid-in capital of Hearst-Argyle will be adjusted for the difference. The net assets of the Hearst Broadcast Group will be reflected at their historical cost basis.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  General. The following discussion summarizes certain federal income tax consequences of the Hearst Transaction. The discussion herein is based upon the Code, applicable Treasury Regulations promulgated thereunder, reported judicial decisions and IRS rulings and pronouncements, all as of the date hereof, all of which are subject to change with retroactive effect. There can be no assurance that the legal authorities on which this discussion is based will not change, perhaps retroactively, in a manner that would affect this discussion. Accordingly, there can be no assurance that the IRS will not challenge the conclusions drawn in this discussion, and no assurance as to the resolution of any such challenge.

  Locke Purnell Rain Harrell (A Professional Corporation), counsel for Argyle, has delivered an opinion that the description of the federal income tax consequences of the Hearst Transaction to holders of Argyle Common Stock contained under this heading "Certain Federal Income Tax Consequences" of this Proxy Statement/Prospectus correctly sets forth the material federal income tax consequences of the Hearst Transaction for such holders. This opinion is based upon, among other things, representation letters provided to counsel containing customary representations.

  No rulings have been or will be requested from the IRS with respect to any of the matters discussed herein, and the description below and the opinion of Locke Purnell Rain Harrell (A Professional Corporation) described above is not binding on the IRS.

  It is not possible to discuss all aspects of federal income tax law that may have relevance with respect to the Hearst Transaction based on the individual circumstances of the holders of Argyle Common Stock. The following discussion does not address, and no representations are made as to, foreign, state or local tax consequences, special classes of taxpayers (including, but not limited to, S corporations, mutual funds, insurance companies, financial institutions, small business investment companies, foreign companies, nonresident alien individuals, regulated investment companies, broker-dealers, tax-exempt organizations and holders who acquired their Argyle Common Stock pursuant to the exercise of employee stock options or otherwise as compensation), or estate and gift tax issues. The following discussion does not address, and no representations are made or opinions given as to, the consequences to the holders of the Argyle Options of the Rollover Election, the Option Cash Election, the Option Stock Election or the Option Mixed Election (as described in "The Merger Agreement--Merger Consideration and Conversion of Shares"). THIS FEDERAL INCOME TAX DISCUSSION MAY NOT APPLY TO ALL HOLDERS OF ARGYLE COMMON STOCK. ACCORDINGLY, THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND THE HOLDERS OF ARGYLE COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION REGARDING THE TAX CONSEQUENCES OF THE HEARST TRANSACTION, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS, AND OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

  Certain Federal Income Tax Consequences to Hearst-Argyle. Hearst-Argyle will not recognize gain or loss as a result of the Hearst Transaction. The Hearst Transaction will, however, cause Argyle to experience an "ownership change" within the meaning of Section 382 of the Code. Accordingly, the ability of Hearst-Argyle after the Effective Time to offset the net operating loss carryforwards of Argyle against income generated in the future by Hearst-Argyle will be subject to limitations described in Section 382 of the Code. Hearst-Argyle believes that such limitations will not have a material adverse impact on Hearst-Argyle. Pursuant to the Hearst Transaction, each Argyle Option will be cancelled and each holder of an Argyle Option (other than certain management holders) will be entitled to make a Rollover Election, an Option Cash Election, an Option Stock Election or an Option-Mixed Election. Hearst-Argyle generally will be entitled to a deduction for federal income tax purposes with respect to those holders of a compensatory Argyle Option who do not make a Rollover Election but who instead receive cash or stock for such compensatory Argyle Option.

  The Merger--Argyle Common Stock. The Merger Agreement requires Hearst-Argyle to report the Merger for federal income tax purposes as a redemption of shares under the provisions of Section 302 of the Code with respect to those stockholders of Argyle who receive cash pursuant to the Merger. Such action, however, is not binding on the IRS or any court and accordingly there can be no assurance that the IRS will not assert that the Hearst Transaction instead should be treated as a reorganization for federal income tax purposes. See "Certain

Federal Income Tax Consequences--Possible Alternative Treatment" for a summary of certain tax consequences of treatment of the Hearst Transaction as a reorganization for federal income tax purposes. The following discussion in this "Certain Federal Income Tax Consequence--The Merger--Argyle Common Stock" describes certain tax consequences to those holders of Argyle Common Stock who receive cash treated as a redemption as a result of the Merger. Locke Purnell Rain Harrell (A Professional Corporation), counsel to Argyle, is not rendering an opinion that holders of Argyle Common Stock who receive cash will be treated as receiving such cash as a redemption instead of as a reorganization because of the factual nature of the issue.

  Stock Election. A holder of Argyle Common Stock who makes the Stock Election
  --------------
and receives solely Hearst-Argyle Series A Common Stock as a result of the Merger will not recognize gain or loss on the transaction. Such holder's tax basis in the Hearst-Argyle Series A Common Stock will equal such holder's tax basis in the Argyle Common Stock surrendered. A holder of Argyle Common Stock who is considering making a Stock Election should note that there can be no assurance that such holder will receive only Hearst-Argyle Series A Common Stock because of the possibility of the application of the Limitations and Allocation Prorations described under "The Merger Agreement--Merger Consideration and Conversion of Shares." In the event that a holder of Argyle Common Stock making a Stock Election with respect to all shares of Argyle Common Stock owned by such holder receives some cash, the receipt of the cash in exchange for a portion of such holder's shares of Argyle Common Stock should be treated as a redemption for federal income tax purposes. Under
Section 302 of the Code, if such redemption is (i) "not essentially equivalent to a dividend" with respect to such holder or (ii) results in a substantially disproportionate redemption of such holder's equity interest in Hearst-Argyle, then the cash received by such holder will be treated as having been received in exchange for a portion of such holder's shares of Argyle Common Stock redeemed. Such a holder would recognize gain or loss in an amount equal to the difference between the tax basis of the shares of Argyle Common Stock redeemed and the amount of cash received therefor. Such gain or loss will constitute capital gain or loss, provided the shares were held as capital assets. Such capital gain or loss will constitute long-term capital gain or loss if the Argyle Common Stock has been held by the holder for more than one year at the Effective Time. A holder who receives both cash and Hearst-Argyle Series A Common Stock will have a tax basis in such Hearst-Argyle Series A Common Stock equal to its tax basis in such holder's Argyle Common Stock reduced by such holder's tax basis in such holder's Argyle Common Stock redeemed.

  In applying these redemption tests to a holder of shares of Argyle Common Stock who receives a combination of shares of Hearst-Argyle Series A Common Stock and cash in the Merger, certain constructive ownership rules of the Code apply to determine stock ownership. The redemption will be "substantially disproportionate" with respect to a holder if the percentage of outstanding shares of Hearst-Argyle Series A Common Stock owned by such holder immediately after the redemption is less than 80% of the percentage of the outstanding shares of Series A Common Stock owned by such holder immediately before the redemption. If the redemption from a holder fails to satisfy the "substantially disproportionate" test, such holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A distribution to a holder will not be "essentially equivalent to a dividend" if it results in a "meaningful reduction" in such holder's stock interest in Hearst-Argyle. The IRS has ruled that if a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control over the corporation's affairs suffers a minimal reduction in the percentage of stock owned by such stockholder, such stockholder will avoid dividend treatment. For purposes of determining such percentage, the constructive ownership rules apply. If a holder of Argyle Common Stock owns (actually or constructively) an insubstantial percentage of the stock of Argyle, then such stockholder is likely to qualify for exchange treatment because the redemption would not be "essentially equivalent to a dividend."

  If none of the tests under Section 302 of the Code giving rise to exchange treatment is satisfied in respect of the redemption with respect to a holder of Argyle Common Stock, such holder of Argyle Common Stock who receives Hearst-Argyle Series A Common Stock and cash will be treated with respect to the receipt of the cash as receiving a distribution, the tax consequences of which are determined under Section 301(c) of the Code. Section 301(c) provides that a distribution of cash by a corporation to a shareholder with respect to its stock shall be treated as (i) a taxable dividend to the extent of the corporation's current and accumulated earnings and profits; (ii) a return of the shareholder's tax basis in the shares, to the extent the distribution exceeds Hearst-Argyle's current and accumulated earnings and profits; and, (iii) capital gain, to the extent of the remainder, if any, of the distribution.

  Mixed Election. A holder of Argyle Common Stock who makes the Mixed Election
  --------------
with respect to all shares of Argyle Common Stock owned by such holder is certain to receive consideration consisting of at least 50% cash in exchange for its Argyle Common Stock. Consequently, such holder will have the same federal income tax consequences as described above with respect to a holder who makes the Stock Election, but receives a combination of Hearst-Argyle Series A Common Stock and cash due to the Limitations and Allocation Prorations.

  Cash Election. Subject to application of the constructive ownership rules of
  -------------
the Code, a holder of Argyle Common Stock who makes the Cash Election with respect to all shares of Argyle Common Stock owned by such holder and receives solely cash and a holder who exercises dissenters' rights under Section 262 of the DGCL will completely terminate such holder's interest in Hearst-Argyle. Consequently, the redemption will qualify for sale or exchange treatment under
Section 302(b)(3) of the Code, and such holder will recognize gain or loss equal to the difference between the tax basis of such holder's Argyle Common Stock and the amount of cash received therefor. Such gain or loss will constitute capital gain or loss, provided the shares were held as capital assets. Such capital gain or loss will constitute long-term capital gain or loss if the Argyle Common Stock has been held by the holders for more than one year at the Effective Time.

  A holder of Argyle Common Stock who is considering making the Cash Election with respect to all shares of Argyle Common Stock owned by such holder should note that there can be no assurance that such holder will receive solely cash because of the possibility of the application of the Limitations and Allocation Prorations described under "The Merger Agreement--Merger Consideration and Conversion of Shares." In the event that a holder of Argyle Common Stock making a Cash Election receives some Hearst-Argyle Series A Common Stock, then such holder will have the same federal income tax consequences as described above with respect to a holder who makes the Stock Election, but receives a combination of Hearst-Argyle Series A Common Stock and cash due to the Limitations and Allocation Prorations.

  Multiple Elections. A holder of Argyle Common Stock who makes different
  ------------------
elections with respect to different blocks of Argyle Common Stock will receive some cash and some Hearst-Argyle Series A Common Stock in exchange for its Argyle Common Stock. Such holder will have the same tax consequences described above with respect to a holder who makes the Stock Election, but receives a combination of Hearst-Argyle Series A Common Stock and cash due to the Limitations and Allocation Prorations.

  Cash in Lieu of Fractional Shares. A holder of Argyle Common Stock who
  ---------------------------------
receives cash in lieu of fractional shares of Hearst-Argyle Series A Common Stock will be treated as having such fractional shares redeemed for cash by Argyle. Any gain or loss attributable to fractional shares generally will constitute capital gain or loss, provided the shares are held as capital assets. The amount of such gain or loss will be equal to the difference between the ratable portion of the tax basis of the Argyle Common Stock surrendered in the Merger that is allocated to such fractional shares and the cash received in lieu thereof. Any such capital gain or loss will constitute long-term capital gain or loss if the Argyle Common Stock has been held by the holder for more than one year at the Effective Time.

  Possible Alternative Treatment. There can be no assurance that the IRS will not assert that the Hearst Transaction should be treated as the holders of Argyle Common Stock receiving cash and Hearst-Argyle Series A Common Stock pursuant to a reorganization. If the IRS were successful in such an assertion, those shareholders receiving some cash and some Hearst-Argyle Series A Common Stock pursuant to the Merger generally would recognize more gain in the case of a holder who would otherwise recognize gain on the redemption. In addition, a holder who would otherwise recognize loss on the receipt of some cash and some Hearst-Argyle Series A Common Stock would be precluded from recognizing such loss for federal income tax purposes. The following paragraphs summarize the federal income tax consequences to a holder of Argyle Common Stock if the Hearst Transaction was treated as a reorganization.

  A holder of Argyle Common Stock who receives solely Hearst-Argyle Series A Common Stock and a holder of Argyle Common Stock who receives solely cash in exchange for its Argyle Common Stock would have the same tax treatment as described above in "Certain Federal Income Tax Consequences--The Merger-- Argyle Common Stock." A holder of Argyle Common Stock who receives a combination of Hearst-Argyle Series A Common Stock and cash in exchange for the Argyle Common Stock would recognize all or a portion of the gain realized in the transaction but would not recognize any loss realized in the transaction. The amount of gain recognized by such a holder would equal the lesser of (i) the amount of gain realized in respect to such exchange (i.e., the excess of (a) the sum of the amount of cash and the fair market value of Hearst-Argyle Series A Common Stock received by such holder over (b) the tax basis of such holder in the Argyle Common Stock) and (ii) the amount of cash received by such holder. Such gain would constitute capital gain, provided that the shares were held as capital assets and the receipt of such cash is not "essesntially equivalent to a dividend" as described above. Such capital gain would constitute long-term capital gain if the Argyle Common Stock has been held by the holder for more than one year at the Effective Time. A holder's tax basis in the Hearst-Argyle Series A Common Stock received in exchange for Argyle Common Stock would equal such holder's tax basis in the Argyle Common Stock, decreased by the amount of cash received with respect to such stock and increased by the amount of gain recognized in respect of such stock.

  The discussion above concerning the receipt of cash in lieu of fractional shares is also applicable to cash received in a reorganization in lieu of fractional shares. If the transaction is viewed as a reorganization, each holder of Argyle Common Stock that receives Hearst-Argyle Series A Common Stock in the Merger would be required to retain records and file a statement setting forth certain facts relating to the Merger with the holder's federal income tax return.

  Treatment of Partners of Certain Partnerships. Argyle has been advised that ATILP (on its behalf and on the behalf of Argyle Television Investors (Foreign), L.P. ("ATI (Foreign)")), Television Investment Partners, L.P. ("TIP"), ATI General Partner, L.P. ("ATIGP") and, Argyle Television Partners, L.P. ("ATP") (collectively, the "Partnerships") adopted plans of liquidation on March 25, 1997. Argyle has been advised that the Partnerships will liquidate as soon as possible and the Argyle Common Stock each Partnership holds will be distributed to its partners at that time. Each partner will be entitled to make its own Election with respect to the Argyle Common Stock it receives pursuant to the liquidation of the Partnerships. The Partnerships have advised Argyle that they will not make an Election on behalf of their partners.

  The tax consequences of the Merger described above in "Certain Federal Income Tax Considerations--The Merger--Argyle Common Stock" should be applied at the partner level as opposed to the level of the Partnerships. There can be no assurance, however, that the IRS will not assert that the consequences of the Merger are determined at the level of the Partnerships. If the IRS successfully asserted this position, certain Partnerships would be treated as if they received cash and Hearst-Argyle Series A Common Stock based on the aggregate elections of their partners. The taxable gain at the level of the Partnerships would be allocated to all partners pursuant to the terms of the partnership agreements, including those partners who made the Stock Election and received only stock and no cash. Under this position, certain partners would be allocated gain in excess of their gain if the tax consequences were applied at the partner level, while other partners would be allocated less gain than their gain if the tax consequences were applied at the partner level. This position may result in certain partners being allocated gain in excess of the cash received.

  Possible Legislation. President Clinton and Congress have announced a balanced budget plan that includes proposals for certain tax cuts. The plan lists a reduction in capital gains taxes as one of the tax cuts expected to be in a final bill. Both the House of Representatives and the Senate have passed bills that would reduce the maximum tax rate applicable to capital gains recognized by individuals for transactions occurring on or after May 7, 1997.

REGULATORY APPROVALS

  FCC Regulation of Broadcast Stations; FCC Approval Process. Television broadcast stations are subject to the jurisdiction of the FCC under the Communications Act. The Communications Act prohibits the operation of television broadcast stations except under licenses issued by the FCC. The Communications Act further prohibits the assignment of a television broadcast station license or the transfer of control of a television broadcast station licensee without the prior approval of the FCC. Hearst holds licenses for, among other things, the six television broadcast stations included in the Hearst Broadcast Group, which licenses will be assigned to Argyle as part of the Contribution. In addition, the Hearst Transaction will result in a transfer of control of the licenses held by Argyle (through its subsidiaries) for its television stations. As a result, the prior approval of the FCC is necessary before the Hearst Transaction may be consummated. On July 15, 1997, the FCC granted its approval of the Hearst Transaction.

  Following the grant of FCC approval with respect to such a transfer, the transaction may be consummated by the parties. Any "person who is aggrieved or whose interests are adversely affected" (as such terms are defined in Section 402(b) of the Communications Act) may appeal the FCC's approval of the transfer to the United States Court of Appeals for the District of Columbia Circuit. In addition, under certain circumstances, the FCC may reconsider such approval at the request of a third party or on its own motion. In the event the parties to the proposed transfer determine to consummate the transaction prior to the deadline for the filing of an appeal, or for reconsideration by the FCC on its own motion or prior to the completion of any FCC or judicial review proceedings, they assume the risk that the FCC's approval could be reversed or modified by the FCC or a reviewing court.

  Television Duopoly Rule. The FCC's rules include "multiple ownership rules" that impose a variety of restrictions on the common ownership or control of interests in television and radio broadcast stations, cable television systems and English language daily newspapers. If an acquisition will result in an acquiror having television broadcast holdings that conflict with applicable ownership limits, the FCC may, in certain cases, grant permanent waivers of the relevant rule or, alternatively, grant temporary waivers in order to afford the acquiror a reasonable period of time following the consummation of the acquisition to come into compliance with applicable laws and regulations through the disposition of properties or otherwise. Because of the broadcast signal contour overlap of (i) Argyle's WNAC and Hearst's WCVB and (ii) Argyle's WLWT and Hearst's WDTN, the FCC's "television duopoly rule" (which generally proscribes the common ownership of two or more television stations with overlapping signal contours) would prohibit common ownership of these stations. A six-month temporary waiver of the rule was requested to permit the orderly divesture of WDTN and WNAC, and the FCC granted a six-month temporary waiver in connection with its July 15, 1997 approval of the Hearst Transaction. A letter of intent has been signed for the divestiture of WNAC, and Argyle and Hearst currently are in negotiations with a third party for the divestiture of WDTN.

  Antitrust. Under the HSR Act and the rules promulgated thereunder by the FTC, the Hearst Transaction may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division and the FTC and specified waiting period requirements have been satisfied. Argyle and Hearst each filed with the Antitrust Division and the FTC a Notification and Report Form with respect to the Hearst Transaction on April 29, 1997. Early termination of the initial waiting period for each of these filings was granted on May 9, 1997.

  If, based upon the Elections and prorations, an Argyle stockholder receives more than $15 million of shares of Hearst-Argyle Series A Common Stock in the Merger, it may be necessary for that Argyle stockholder to file a Notification and Report Form with the Antitrust Division and the FTC.

LISTING OF HEARST-ARGYLE SERIES A COMMON STOCK

  An application has been made for quotation of the Hearst-Argyle Series A Common Stock on the Nasdaq National Market under the symbol "HATV" upon consummation of the Hearst Transaction.

CERTAIN FEDERAL SECURITIES LAWS CONSEQUENCES

  All shares of Hearst-Argyle Series A Common Stock issued to Argyle stockholders in the Merger will be freely transferable, except that shares of Hearst-Argyle Series A Common Stock issued to persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Argyle at the time of the Stockholders Meeting may be resold by them only pursuant to an effective registration statement covering such securities, in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 promulgated under the Securities Act) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Argyle generally include individuals or entities that control, are controlled by, or are under common control with, such person and may include certain officers and directors of such person as well as principal stockholders of such person. The Merger Agreement requires Argyle to use reasonable efforts to deliver or cause to be delivered to Hearst, prior to the Closing Date, from each person identified by Argyle as an affiliate, a letter agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of Hearst-Argyle Series A Common Stock issued to such person in the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder. See "The Merger Agreement--Certain Covenants" and "The Merger Agreement--Registration Rights Agreement."

DISSENTERS' RIGHTS

  If the Merger is consummated, a holder of record of Argyle Common Stock, Series A Preferred Stock or Series B Preferred Stock (such Series A Preferred Stock and Series B Preferred Stock collectively, the "Preferred Stock") on the date of making a demand for appraisal, as described below, who (i) continues to hold such shares through the Effective Time; (ii) strictly complies with the procedures set forth under Section 262 of the DGCL; and, (iii) has not voted in favor of the Merger, will be entitled to have such shares appraised by the Delaware Court of Chancery under Section 262 and to receive payment for the "fair value" of such shares in lieu of the consideration provided for in the Merger Agreement. This Proxy Statement/Prospectus is being sent to all holders of record of Argyle Common Stock on the Record Date and constitutes notice of the appraisal rights available to such holders under Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. The following is a summary of certain of the provisions of
Section 262 and is qualified in its entirety by reference to the full text of
Section 262, a copy of which is attached to this Proxy Statement/Prospectus as Appendix D.

  A holder of Argyle Common Stock or Preferred Stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of such stockholder's shares to Argyle prior to the vote on the Hearst Transaction. Such a written demand must identify the stockholder of record and state such stockholder's intention to demand appraisal of his shares. All such demands should be delivered to Argyle Television, Inc., Attention: Dean H. Blythe, Vice President-Corporate Development, Secretary and General Counsel, 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

  Only a holder of shares of Argyle Common Stock or Preferred Stock on the date of making such written demand for appraisal who continuously holds such shares through the Effective Time is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's stock certificates representing shares of Argyle Common Stock or Preferred Stock. If Argyle Common Stock or Preferred Stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if Argyle Common Stock or Preferred Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; such agent, however, must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares.

  A record holder such as a broker who holds shares of Argyle Common Stock or Preferred Stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares of Argyle Common Stock or Preferred Stock held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares of

Argyle Common Stock or Preferred Stock covered by it. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares of Argyle Common Stock or Preferred Stock held in the name of such record owner.

  BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE STOCKHOLDERS MEETING.

  Within 10 days after the Effective Time, Argyle is required to send notice of the effectiveness of the Merger to each stockholder who prior to the Effective Time complied with the requirements of Section 262.

  Within 120 days after the Effective Time, Argyle or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Argyle Common Stock or Preferred Stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of such petition on Argyle. If no petition is filed by either Argyle or any dissenting stockholders within such 120-day period, the rights of all dissenting stockholders to appraisal shall cease. Stockholders seeking to exercise appraisal rights should not assume that Argyle will file a petition with respect to the appraisal of the fair value of their shares or that Argyle will initiate any negotiations with respect to the fair value of such shares. Argyle is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

  Within 120 days after the Effective Time, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from Argyle a statement setting forth the aggregate number of shares of Argyle Common Stock not voted in favor of the Merger with respect to which demands for appraisal have been received by Argyle and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by Argyle or within 10 days after expiration of the time for delivery of demands for appraisal under subsection
(d) of Section 262, whichever is later.

  If a petition for an appraisal is filed in a timely manner, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Argyle Common Stock or Preferred Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Hearst Transaction, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Delaware Supreme Court also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

  Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more, the same or less than the value of the Merger Consideration without the exercise of appraisal rights, and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value as determined under Section 262. The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding

(including, without limitation, reasonable attorneys' fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Argyle Common Stock or Preferred Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

  Any stockholder who has fully demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to receive payment of dividends or other distributions on the Argyle Common Stock or Preferred Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time. Argyle has no intention of declaring or paying any dividends on the Argyle Common Stock prior to the consummation of the Hearst Transaction.

  A stockholder may withdraw a demand for appraisal and accept the Merger Consideration at any time within 60 days after the Effective Time, or thereafter may withdraw such demand with the written approval of Argyle. In the event an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the terms the Court of Chancery deems just. If, after the Effective Time, a holder of Argyle Common Stock or Preferred Stock who had demanded appraisal for such shares fails to perfect or loses his right to appraisal, such shares will be treated under the Merger Agreement as if they had been converted as of the Effective Time into the applicable Merger Consideration. The expiration of the period for execution and perfection of a stockholder's appraisal rights is a condition to the closing of the Hearst Transaction. It is a condition to the closing of the Hearst Transaction that the period for execution and perfection of stockholders' appraisal rights shall have expired and that such appraisal rights shall have been exercised and perfected by not more than 5% of the outstanding shares of Argyle Common Stock (including Argyle's Preferred Stock on an as converted basis). See "The Merger Agreement--Conditions to the Merger."

  IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

FINANCING THE HEARST TRANSACTION

  Overview. To complete the Hearst Transaction, Argyle is required to obtain approximately $704.5 million of financing for the following purposes:

  . Approximately $46 million to refinance outstanding balances under Argyle's Existing Credit Facility with Chase (see "Argyle's Existing Indebtedness" below);

  . $151.5 million to refinance Argyle's Senior Subordinated Notes, at a 1% premium, in the event that the holders of such notes exercise their right to put the Senior Subordinated Notes to Argyle under the change of control provisions of the indenture governing such Senior Subordinated Notes;

  . $200 million to refinance the Bridge Debt to be assumed by Hearst-Argyle in the Contribution;

  . $275 million, plus the make-whole premium, in the event the Private Placement Debt to be assumed by Hearst-Argyle in the Contribution is refinanced; and,

  . Approximately $16 million to pay estimated fees and expenses associated with the Hearst Transaction.

  Argyle has received a financing commitment from Chase to provide a $1 billion credit facility (the "New Credit Facility") for these purposes, with the excess available for future acquisitions and general corporate purposes.

  The following table sets forth the available sources and an estimate of the uses of the financing for the Hearst Transaction as of the closing of the Hearst Transaction:

                                                         (IN THOUSANDS)
                                                       -------------------
   Available Sources of Funds:
     New Credit Facility..............................          $1,000,000
                                                                ----------
   Estimated Use of Funds:
     Refinance Existing Credit Facility............... $ 46,000
     Refinance Private Placement Debt.................  275,000
     Refinance Bridge Debt............................  200,000
     Transaction Fees, Expenses and Make-Whole
      Premium.........................................   32,000
                                                       --------
                                                        553,000
                                                       --------
   Additional Potential Use of Funds(1):
     Refinance Senior Subordinated Notes..............  150,000
     Senior Subordinated Notes
      1% Premium......................................    1,500
                                                       --------
                                                        151,500
                                                       --------
   Total Uses of Funds................................             704,500
   Cash...............................................             (40,000)(2)
                                                                ----------
     Total (Less Repayment of Excess Cash)............             664,500
                                                                ----------
   Remaining Availability for Future Acquisitions and
    General Corporate Purposes........................          $  335,500
                                                                ==========

--------
(1) This table assumes that the holders of Argyle's Senior Subordinated Notes accept the offer to repurchase the notes comprising this debt, which offer Argyle will be required to make as a result of the Hearst Transaction. The Unaudited Pro Forma Combined Condensed Financial Statements and the Capitalization Table contained elsewhere in this Proxy Statement/Prospectus do not assume the refinancing of the Senior Subordinated Notes.
(2) As part of the Contribution, Argyle will receive approximately $200 million in cash from Cash Sub. Assuming the maximum Cash Elections by Argyle stockholders in the Merger of approximately $160 million, the remaining cash available to Hearst-Argyle will be approximately $40 million. It currently is anticipated that Hearst-Argyle would reduce borrowings by any cash remaining following payment of the Cash Consideration.

  Argyle's Existing Indebtedness. Argyle has an Existing Credit Facility with Chase. As of March 31, 1997, $41.5 million of indebtedness was outstanding under this credit facility. Argyle estimates that the outstanding balance at closing will be approximately $46 million. The Existing Credit Facility will be terminated at the closing of the Hearst Transaction, with the then outstanding balance to be repaid from borrowings under the New Credit Facility.

  Argyle also currently has outstanding $150 million of Senior Subordinated Notes. Under the indenture governing the Senior Subordinated Notes, the closing of the Hearst Transaction will constitute a "change of control" of Argyle, which will require Argyle to offer to repurchase the Senior Subordinated Notes for cash at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. Argyle must make this offer within 30 days after the closing of the Hearst Transaction. Argyle is unable to predict whether or not all or any holders of the Senior Subordinated Notes will accept this repurchase offer.

  Bridge Debt. As part of the Contribution, Cash Sub will contribute approximately $200 million in cash to Argyle, and Argyle will assume the $200 million Bridge Debt incurred by Cash Sub. A condition to the obligations of Hearst, Merger Sub and Cash Sub under the Merger Agreement is receipt by Cash Sub of acceptable refinancing of the Bridge Debt and receipt of the proceeds thereof. The Bridge Debt will be terminated and repaid from (i) cash remaining from the Contribution after payment of the cash portion of the Merger Consideration and (ii) borrowings under the New Credit Facility. Assuming maximum Cash Elections of approximately $160 million by Argyle stockholders in the Merger, the cash remaining from the Contribution that would be used to repay the Bridge Debt would be approximately $40 million, with the remaining approximately $160 million of the Bridge Debt to be repaid from borrowings under the New Credit Facility. Assuming minimum Cash Elections of $100 million by Argyle stockholders in the Merger, the cash remaining from the Contribution that would be used to repay the Bridge Debt would be $100 million, with the remaining $100 million of the Bridge Debt to be repaid from borrowings under the New Credit Facility.

  Hearst Private Placement Debt. As part of the Contribution, Argyle is required to assume $275 million of Hearst Private Placement Debt. Assumption of the Private Placement Debt is subject to the approval of the holders of such debt. The holders of the Private Placement Debt are Metropolitan Life Insurance Company and The Prudential Insurance Company of America. The Private Placement Debt consists of three series of notes having the following terms:

   SERIES                                      AMOUNT     INTEREST RATE DUE DATE
   ------                                   ------------- ------------- --------
   A....................................... $  47,500,000     7.87%     12/22/01
   B....................................... $ 180,000,000     8.01%     12/22/02
   C....................................... $  47,500,000     8.04%     12/22/03

  At the closing of the Hearst Transaction, Hearst-Argyle would not satisfy certain of the financial covenants and conditions of the agreements governing the Private Placement Debt, including the debt to operating cash flow covenant and the net worth covenant. In addition, Hearst and Argyle have determined that certain other covenants contained in these agreements would unduly restrict the future operations of Hearst-Argyle.

  Hearst and Argyle are discussing with the holders of the Private Placement Debt various alternatives, including the terms of an assumption of the Private Placement Debt by Hearst-Argyle (which assumption would include amending the covenants and conditions mentioned above) or the repayment of the Private Placement Debt immediately after the closing of the Hearst Transaction. Under the terms of the Private Placement Debt, if Hearst-Argyle were to repay this debt at or after Closing, Hearst-Argyle would also have to pay the holders thereof a "make-whole" premium. The amount of the make-whole premium is determined by a formula based on the yield for U.S. Treasury securities having a maturity equal to the then-remaining maturity of the notes comprising the Private Placement Debt plus 50 basis points. Generally, the make-whole premium decreases with the passage of time and an increase in market interest rates, and increases with a decrease in market interest rates. Based on the yield for such U.S. Treasury securities as of July 14, 1997, and assuming repayment of the Private Placement Debt on September 1, 1997, the make-whole premium would be approximately $16 million.

  Neither Hearst nor Argyle is presently able to predict whether or not the Private Placement Debt will be amended and remain as an outstanding obligation of Hearst-Argyle (and, if amended, what the terms of the amendment would be) or whether or not the Private Placement Debt will be repaid at the closing of the Hearst Transaction. If repaid, funds for repayment of the principal amount of the Private Placement Debt plus payment of any make-whole premium would be provided by borrowings under the New Credit Facility.

  The Chase Financing Commitment. On June 17, 1997, Argyle and Chase entered into a commitment letter under which Chase has committed to provide a $1 billion credit facility to Hearst-Argyle. Hearst-Argyle may use proceeds of borrowings under the New Credit Facility to complete the Hearst Transaction as described in "--Overview" above, to finance future acquisitions and for general corporate purposes.

  The New Credit Facility will mature on December 31, 2004 (the "Maturity Date"). On December 31, 1999 (the "Conversion Date"), outstanding principal indebtedness under the New Credit Facility up to $750 million will be converted into a five-year term loan (the "Term Loan"). The outstanding principal balance of the Term Loan on the Conversion Date (the "Initial Term Loan Balance") is to be repaid in quarterly installments on the following schedule for the years indicated: 2000--2.5% of the Initial Term Loan Balance per quarter; 2001--3.75% of the Initial Term Loan Balance per quarter; 2002-- 5% of the Initial Term Loan Balance per quarter;

2003--6.25% of the Initial Term Loan Balance per quarter; and, 2004--7.5% of the Initial Term Loan Balance per quarter. On the Conversion Date and through the Maturity Date, Chase will also provide a $250 million revolving credit facility (the "Revolving Facility") to Hearst-Argyle.

  The New Credit Facility will be unsecured, but Hearst-Argyle will provide a negative pledge on (or, in other words, will not grant to any third party a security interest in) its assets and the stock of its subsidiaries. Each of Hearst-Argyle's subsidiaries will also guarantee Hearst-Argyle's obligations under the New Credit Facility.

  Outstanding principal balances under the New Credit Facility (including, after the Conversion Date, borrowings under the Term Loan and the Revolving Facility) will bear interest at the "applicable margin" plus either, at Hearst-Argyle's option, LIBOR or the "alternate base rate." The "applicable margin" will vary depending on the ratio of Hearst-Argyle's total debt to operating cash flow ("leverage ratio"). The "alternate base rate" is the higher of (i) Chase's prime rate, (ii) 1% plus the secondary market rate for three month certificates of deposit, or (iii) 0.5% plus the rates on overnight federal funds transactions with members of the Federal Reserve System. Hearst-Argyle will also be required to pay an annual commitment fee based on the unused portion of the New Credit Facility (but after the Conversion Date, only on the unused portion of the Revolving Facility). These terms are summarized in the following table:

             LEVERAGE RATIO (X)                      APPLICABLE MARGIN               COMMITMENT FEE
             ------------------                      -----------------               --------------
            X (greater than) 5.00x                        0.625%                         0.1875%
            4.50x (less than) X (more than
              or less than) 5.00x                         0.500%                         0.1500%
            4.00x (less than) X (more than
              or less than) 4.50x                         0.400%                         0.1250%
            X (more than or less than) 4.00x              0.325%                         0.1250%

  The New Credit Facility will contain certain financial and other covenants and restrictions that will, among other things, (i) limit Hearst-Argyle's ratio of total debt to operating cash flow to not greater than 5.5 through December 30, 1999; 5.0 from December 31, 1999 through December 30, 2000; 4.5 from December 31, 2000 through December 30, 2001; and 4.0 from December 31, 2001 through the Maturity Date; (ii) require Hearst-Argyle to maintain a ratio of operating cash flow to interest expense of not less than 2.0 through December 31, 1999, and not less than 2.5 thereafter; (iii) require Hearst-Argyle to maintain a ratio of operating cash flow to "fixed charges" (generally, interest expense, scheduled repayments of principal, taxes and capital expenditures) of not less than 1.15; (iv) restrict the amount of operating cash flow from businesses other than the broadcast business to 25% or less of Hearst-Argyle's total operating cash flow; and, (v) at such times when the ratio of total debt to operating cash flow is greater than or equal to 4.0, restrict the payment of dividends and the repurchase of stock to the sum of (x) $100 million; (y) proceeds from future stock issuances; and, (z) one-third of cash provided by operations in excess of fixed charges.

  The New Credit Facility will also provide that all outstanding balances will become due and payable at such time as Hearst's (and certain of its affiliates') equity ownership in Hearst-Argyle becomes less than 35% of the total equity of Hearst-Argyle and Hearst and such affiliates no longer have the right to elect a majority of the members of Hearst-Argyle's Board.

  Argyle and Chase currently are in the process of negotiating the terms of the definitive agreements for the New Credit Facility. See "Capitalization."

  Proposed Public Offering. After the date of this Proxy Statement/Prospectus, Argyle intends to register approximately 10,000,000 shares of Hearst-Argyle Series A Common Stock (without giving effect to any underwriter over-allotment option) for future public sale under the Securities Act. While there can be no assurance as to the terms or timing of any future offering or that any offering will be undertaken or completed, it is currently proposed that Hearst-Argyle will undertake a public offering of such shares as soon as practicable after consummation of the Merger, subject to obtaining the approval of the new Board of Directors of Hearst-Argyle. Any such offering will be made only by means of a prospectus. Hearst has indicated that if such an offering is undertaken and completed, Hearst expects to purchase from Hearst-Argyle (either privately or as part of the offering) additional shares of Hearst-Argyle Common Stock.

  In addition, Argyle intends to register a yet to be determined amount of debt securities for future public sale under the Securities Act, which (depending on market conditions, the amount, if any, to be received by Hearst-Argyle in any future equity offering and other factors) could be sold before or after consummation of the Merger as part of the financing or to refinance the financing incurred in connection with the Merger. There can be no assurance as to the terms or timing of any such debt offering or that any such debt offering will be undertaken or completed, and is subject to obtaining the approval of Hearst in the case of a pre-Merger offering and subject to obtaining the approval of the new Board of Directors of Hearst-Argyle in the case of a post-Merger offering. Any such offering will be made only by means of a prospectus.

MANAGEMENT AND DIRECTORS OF HEARST-ARGYLE

  See "Management of Hearst-Argyle After the Merger" for information regarding the management and Board of Directors of Hearst-Argyle after the Merger.

                             THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full and complete text of the Merger Agreement.

PRE-MERGER TRANSACTIONS

  Pursuant to the Merger Agreement and subject to the terms and conditions thereof, the transactions described below will be completed immediately prior to the consummation of the Merger.

  Amendment to Argyle's Certificate of Incorporation. Immediately before the Merger, the Argyle Certificate of Incorporation will be amended and restated so that (i) Argyle's authorized common stock will be increased from 50 million to 200 million shares; (ii) Argyle's existing Series B Common Stock and Series C Common Stock will be reclassified and changed into Series A Common Stock;
(iii) a Series B Common Stock will be authorized, which will be issued to Hearst in connection with the Contribution described below: and, (iv) Argyle's existing Series A Preferred Stock and Series B Preferred Stock will receive voting rights. The Hearst-Argyle Series B Common Stock authorized by the Restated Charter will be convertible at any time at the option of the holder into Hearst-Argyle Series A Common Stock on a share-for-share basis. If Hearst's ownership of all shares of Hearst-Argyle's Common Stock falls below 20%, all issued shares of Hearst-Argyle Series B Common Stock automatically will be converted into Hearst-Argyle Series A Common Stock. The Hearst-Argyle Series A Common Stock will have the right to elect two directors on Hearst-Argyle's Board of Directors, and the Hearst-Argyle Series B Common Stock will have the right to elect the remainder of Hearst-Argyle's directors, which will be not less than a majority. The Merger Agreement provides that the Board of Directors of Hearst-Argyle initially will consist of 11 directors, nine of which Hearst as the holder of the Hearst-Argyle Series B Common Stock, will be entitled to elect. The Merger Agreement provides that the Restated Charter, which will be in effect immediately prior to the consummation of the Merger, and as amended to reflect the name change, will become the Certificate of Incorporation of Hearst-Argyle upon the Merger. The form of the Restated Charter is attached to the Merger Agreement as Exhibit A. See "Description of Hearst-Argyle Capital Stock."

  The Contribution. Immediately before the Merger, Hearst and Cash Sub will effect the Contribution in exchange for which Hearst will receive 38,611,000 shares (subject to an increase in such number of shares as described under "Certain Adjustments" below) of Series B Common Stock authorized under the Restated Charter described above, and Cash Sub will receive one share of Series B Common Stock authorized under the Restated Charter described above.

  As part of the Contribution,

  (i) Cash Sub will contribute, transfer and convey to Argyle approximately $200 million in cash and Argyle will assume the $200 million Bridge Debt incurred by Cash Sub in exchange for one share of Series B Common Stock of Argyle.

  (ii) Hearst will contribute, transfer and convey to Argyle (which in turn will contribute, transfer and convey to certain of its subsidiaries) all of Hearst's right, title and interest in and to all of the assets, properties and rights of Hearst owned or used by Hearst solely in the conduct of the business and operations of six of Hearst's television broadcast stations (WCVB, WTAE, WBAL, WISN, KMBC and WDTN) and Hearst Broadcasting Productions, except for certain specifically excluded assets, and Argyle will assume the $275 million Private Placement Debt of Hearst as well as other liabilities related to the Hearst Broadcast Group in exchange for 38,611,000 shares of Series B Common Stock.

  Assets excluded from the Contribution that are not part of the Hearst Broadcast Group and that will not be transferred to Argyle include Hearst's radio broadcast station assets, cash (except the proceeds of the Bridge Debt described above), all rights to the Hearst name (subject to a non-exclusive license to be granted by Hearst to Hearst-Argyle pursuant to the Name License Agreement), the assets of Hearst's WWWB, Hearst's local marketing agreement with respect to KCWB (Missouri LMA) and, if acquired by Hearst, the assets of WPBF, which Hearst is under contract to acquire. See "Business of Hearst Broadcast Group--The Hearst Stations."

  Argyle (and its subsidiaries) will assume the Bridge Debt, the Private Placement Debt and any and all obligations and liabilities of Hearst (whether fixed, contingent or otherwise), to the extent related to the Hearst Broadcast Group, except for certain tax liabilities and employee benefit liabilities.

  In connection with the Contribution, substantially all employees of the Hearst Broadcast Group will become employees of Hearst-Argyle or its subsidiaries.

THE MERGER

  Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into Argyle, with Argyle being the surviving corporation in the Merger. The Closing of the Merger will take place on a date specified by Hearst and Argyle, which in no event will be later than the third business day after the conditions set forth therein have been satisfied or waived. Argyle will deliver a Certificate of Merger to the Secretary of State of the State of Delaware for filing on, or as soon as practicable after, the Closing. The Merger will become effective at the Effective Time. See "The Merger Agreement--Conditions to the Merger" and "Description of Hearst-Argyle Capital Stock."

  The name of the surviving corporation will be "Hearst-Argyle Television, Inc.," and the Restated Charter, as amended to reflect the name change, will be the Certificate of Incorporation of the surviving corporation. The bylaws of Argyle as in effect immediately prior to the Effective Time will be the bylaws of Hearst-Argyle, except as amended to provide that the number of directors of Hearst-Argyle will be 11 effective upon the Merger and thereafter will be no less than seven and no more than 15. The Merger Agreement provides that certain persons described in this Proxy Statement/Prospectus under "Management of Hearst-Argyle After the Merger" will be the directors and certain executive officers of Hearst-Argyle. See "Management of Hearst-Argyle After the Merger."

CERTAIN ADJUSTMENTS

  The Merger Agreement provides that within 60 days after the Effective Time, Hearst will prepare and deliver to Hearst-Argyle a balance sheet as of the Closing Date for the Hearst Broadcast Group accompanied by a statement setting forth the "Net Assets" of the Hearst Broadcast Group. The term "Net Assets" is defined in the Merger Agreement as an amount equal to the total current assets of the Hearst Broadcast Group (to the extent included in the Contribution), less the total current liabilities of the Hearst Broadcast Group (to the extent included in the Contribution).

  Within 30 days after delivery of the foregoing, as applicable, Hearst will pay to Hearst-Argyle the amount, if any, by which Net Assets are less than $30 million, or Hearst-Argyle will pay to Hearst the amount, if any, by which Net Assets exceed $30 million. To the extent payment is owed to Hearst, Hearst may elect to receive additional shares of Hearst-Argyle Series B Common Stock in lieu of cash. Such number of additional shares will be determined based on a price of $26.50 per share for the Hearst-Argyle Series A Common Stock. Additional shares, if any, that may be issued to Hearst based on the working capital balance of the Hearst Broadcast Group will be based on such balance at closing. If the Merger had occurred on December 31, 1996, Hearst would have been entitled to receive an additional approximately 800,000 shares.

MERGER CONSIDERATION AND CONVERSION OF SHARES

  As described under "The Merger Agreement--Pre-Merger Transactions," Argyle's Certificate of Incorporation will be amended and restated immediately before the Effective Time. Therefore, the conversions described below give effect to the Restated Charter. Under the Merger Agreement, the following conversions will occur at the Effective Time:

  Capital Stock of Merger Sub. Merger Sub will have one share of its common stock outstanding immediately prior to the Merger, which will be converted into and become one share of Hearst-Argyle Series B Common Stock.

  Treasury Stock. Each share of Series A Common Stock, Series B Common Stock, Series A Preferred Stock and Series B Preferred Stock that is owned by Argyle as treasury stock will be cancelled and retired and will cease to exist and no stock of Hearst-Argyle or other consideration will be delivered in exchange therefor.

  Series A Common Stock. Each share of Series A Common Stock (other than treasury shares or Dissenting Shares) will be converted into the right to receive (subject to the "Limitations and Allocation Prorations" below) one of the following in the Merger: (i) the Cash Consideration; (ii) the Stock Consideration; or, (iii) the Mixed Consideration.

  Each holder of Series A Common Stock will have the right to choose to make, subject to the Limitations and Allocation Prorations set forth below, one of the following Elections in exchange for each share of such holder's Series A Common Stock in the Merger:

  (i) a Cash Election;
  (ii) a Stock Election; or,
  (iii) a Mixed Election.

  If Hearst and Argyle determine for any reason that any Election was not properly made with respect to shares of Series A Common Stock or an Election is never made, shares of Series A Common Stock covered by such Election, and shares with respect to which no Election is made, will be deemed to be Non-Electing Common Shares and converted pursuant to the provisions set forth in the Limitations and Allocation Prorations below ("Non-Electing Common Shares").

  Series B Common Stock. Each issued and outstanding share of Series B Common Stock immediately prior to the Effective Time (other than treasury shares) will be converted into and become one share of Hearst-Argyle Series B Common Stock. Since the only shares of Series B Common Stock issued and outstanding immediately prior to the Effective Time will be the shares of Series B Common Stock issued to Hearst and Cash Sub in the Contribution, at the Effective Time all such shares of Hearst-Argyle Series B Common Stock will be owned by Hearst. See "--Pre-Merger Transactions."

  Preferred Stock. Each issued and outstanding share of Series A Preferred Stock (other than treasury shares and Dissenting Shares) will be converted into one share of Hearst-Argyle Series A Preferred Stock, and each issued and outstanding share of Series B Preferred Stock (other than treasury shares and Dissenting Shares) will be converted into and become one share of Hearst-Argyle Series B Preferred Stock. Each certificate representing outstanding shares of Series A Preferred Stock or shares of Series B Preferred Stock prior to the Merger will represent an equal number of shares of Hearst-Argyle Series A Preferred Stock or Hearst-Argyle Series B Preferred Stock, as the case may be, after the Merger.

  Argyle Options. Each Argyle Option or similar right to purchase shares of Series A Common Stock that is outstanding at the Effective Time will be cancelled, by virtue of the Merger and without further action by Argyle or the holder of an Argyle Option, without consideration except as provided below. Each person shown on the books of Argyle to be a holder of an Argyle Option whether or not immediately exercisable, will be entitled to receive, subject to the Limitations and Allocation Prorations below, as soon as practicable after the Effective Time, at such holder's election one of the following Option Elections:

  (i) the Hearst-Argyle Options;
  (ii) the Option Stock;
  (iii) the Option Cash; or,
  (iv) the Option Mixed Consideration.

  Each holder of an Argyle Option will have the right to choose to make, subject to the Limitations and Allocation Prorations set forth below, one of the following Elections in exchange for cancellation of such holders Argyle Option in the Merger:

  (i) an Option Rollover;
  (ii) an Option Stock Election;

  (iii) an Option Cash Election; or,
  (iv) an Option Mixed Election.

  To induce Hearst to enter into the Merger Agreement, the Electing Optionholders have agreed that they will not make a Rollover Election with respect to their Argyle Options and instead will only make an Option Cash Election, Option Stock Election or Option Mixed Election. All other holders of Argyle Options, including Ms. Williams and Mr. Pulver and other executive officers of Argyle, are entitled to make an election to receive Rollover Options. In return for their agreement not to receive Rollover Options, the Electing Optionholders are entitled to make a supplemental election with respect to the consideration to be received as a result of the cancellation of their Argyle Options. The supplemental election could result in the reallocation of the cash portion of any prorations between the consideration to be received with respect to Argyle Options and the consideration to be received with respect to Argyle Series A Common Stock. This reallocation could result in more cash being received for Series A Common Stock relating to Argyle Options and less cash being received for directly held Series A Common Stock. The supplemental election would not, however, result in the individual receiving any more or less cash in the aggregate than if the supplemental election were not available.

  If Hearst and Argyle determine for any reason that any Option Election was not properly made with respect to Argyle Options, such Option Election will be deemed not to be in effect and instead a Rollover Election will be deemed to have been made with respect to such Argyle Option.

  Limitations and Allocation Prorations. Although each holder of Series A Common Stock and Argyle Options will have the right to elect how their shares and/or options are converted, certain limitations and allocation prorations apply. Generally, each share of Series A Common Stock covered by a Mixed Election and each Argyle Option covered by an Option Mixed Election will be converted into the right to receive the Mixed Consideration and the Option Mixed Consideration, respectively.

  The specific manner in which shares covered by Cash Elections, Option Cash Elections, Stock Elections and Option Stock Elections will be converted at the time of the Merger into cash or Hearst-Argyle Series A Common Stock will be subject to the following limitations and prorations:

  Cash Limitations. The number of shares of Series A Common Stock and Argyle Options to be converted into the right to receive cash in the Merger (the "Cash Conversion Number") will not exceed the amount that is equal as nearly as practicable to 6,025,319 shares. If the sum of (i) the aggregate number of shares of Series A Common Stock that are to be converted solely into cash (the "Cash Election Shares"); (ii) the aggregate number of such shares covered by Mixed Elections (the "Mixed Election Shares") that are to be converted into 50% cash in connection with a Mixed Election (the "Mixed Election Cash Shares"); (iii) the aggregate number of shares of Option Stock relating to Argyle Options that are to be converted solely into cash (the "Option Cash Shares"); and, (iv) the aggregate number of shares of Option Stock relating to Argyle Options that are to be converted into 50% cash in connection with an Option Mixed Election (the "Mixed Option Cash Shares"), exceeds the Cash Conversion Number, then (x) each share of Series A Common Stock for which a Stock Election has been made, each Argyle Option for which an Option Stock Election has been made and each Non-Electing Common Share will be converted into a right to receive Hearst-Argyle Series A Common Stock in the Merger; (y) each share of Series A Common Stock for which a Mixed Election has been made and each Argyle Option for which an Option Mixed Election has been made will be converted into the right to receive the Mixed Consideration or the Option Mixed Consideration, respectively, in the Merger; and, (z) each share of Series A Common Stock for which a Cash Election has been made and each Argyle Option for which an Option Cash Election has been made will be converted into a right to receive cash or Hearst-Argyle Series A Common Stock in the following manner:

  (a) A cash proration factor (the "Cash Proration Factor") will be determined by dividing (i) the Cash Conversion Number minus the sum of
      (A) the number of Mixed Election Cash Shares and (B) the number of Mixed Option Cash Shares, by (ii) the sum of (A) the total number of Cash Election Shares and (B) the total number of Option Cash Shares;

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

  (b) The number of shares of Series A Common Stock covered by each Cash Election to be converted into the right to receive cash will be determined by multiplying the Cash Proration Factor by the total number of shares of Series A Common Stock covered by such Cash Election, rounded to the next higher integer;

  (c) The number of Argyle Options covered by each Option Cash Election to be converted into the right to receive cash will be determined by multiplying the Cash Proration Factor by the total number of Argyle Options covered by such Option Cash Election, rounded to the next higher integer; and,

  (d) Each share of Series A Common Stock covered by a Cash Election and each Argyle Option covered by an Option Cash Election that in each case are not converted into a right to receive cash as set forth above will be converted into the right to receive shares of Hearst-Argyle Series A Common Stock in the Merger.

  If Cash Elections and Option Cash Elections are received for a number of shares of Series A Common Stock that is in the aggregate equal to or less than the Cash Conversion Number, each share of Series A Common Stock covered by a Cash Election and each Argyle Option covered by an Option Cash Election will be converted into a right to receive the Cash Consideration and the Option Cash, respectively.

  Stock Limitations. The number of shares of Series A Common Stock and Argyle
  -----------------
Options to be converted into Hearst-Argyle Series A Common Stock in the Merger (the "Stock Conversion Number") will not exceed the amount that is equal as nearly as practicable to 8,277,054 shares. If the sum of (i) the aggregate number of shares of Series A Common Stock that are to be converted solely into stock (the "Stock Election Shares"); (ii) the aggregate number of Mixed Election Shares that are to be converted into 50% stock in connection with a Mixed Election (the "Mixed Election Stock Shares"); (iii) the aggregate number of shares of Option Stock relating to Argyle Options that are to be converted solely into stock (the "Option Stock Shares"); and, (iv) the aggregate number of shares of Option Stock relating to Argyle Options that are to be converted into 50% stock in connection with an Option Mixed Election (the "Mixed Option Stock Shares"), exceeds the Stock Conversion Number, then (x) each share of Series A Common Stock for which a Cash Election has been made, each Argyle Option for which an Option Cash Election has been made and each Non-Electing Common Share will be converted into the right to receive cash in the Merger;
(y) each share of Series A Common Stock for which a Mixed Election has been made and each Argyle Option for which an Option Mixed Election has been made will be converted into the right to receive the Mixed Consideration or the Option Mixed Consideration, respectively, in the Merger; and, (z) the shares of Series A Common Stock for which a Stock Election has been made and each Argyle Option for which an Option Stock Election has been made will be converted into Hearst-Argyle Series A Common Stock or the right to receive cash in the following manner:

  (a) A stock proration factor (the "Stock Proration Factor") will be determined by dividing (i) the Stock Conversion Number minus the sum of
      (A) the number of Mixed Election Stock Shares and (B) the number of Mixed Option Stock Shares, by (ii) the sum of (A) the total number of Stock Election Shares and (B) the total number of Option Stock Shares;

  (b) The number of shares of Series A Common Stock covered by each Stock Election to be converted into Hearst-Argyle Series A Common Stock will be determined by multiplying the Stock Proration Factor by the total number of shares of Series A Common Stock covered by such Stock Election, rounded to the next lower integer;

  (c) The number of Argyle Options covered by each Option Stock Election to be converted into Hearst-Argyle Series A Common Stock will be determined by multiplying the Stock Proration Factor by the total number of shares of Series A Common Stock covered by such Option Stock Election, rounded to the next higher integer; and,

  (d) Each share of Series A Common Stock covered by a Stock Election and each Argyle Option covered by an Option Stock Election that in each case are not converted into a right to receive Hearst-Argyle Series A Common Stock as set forth above will be converted into the right to receive the cash in the Merger.

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

  If Stock Elections and Option Stock Elections are received for a number of shares of Series A Common Stock that is in the aggregate equal to or less than the Stock Conversion Number, each share of Series A Common Stock covered by a Stock Election and each Argyle Option covered by an Option Stock Election will be converted into the right to receive the Stock Consideration and the Option Stock, respectively.

  Non-Electing Common Shares. If Non-Electing Common Shares are not converted
  --------------------------
under the provisions described above, the Exchange Agent will determine by lot (or by such other method as is deemed reasonable by Hearst and Argyle) which of the holders of Non-Electing Common Shares will receive cash for each Non-Electing Common Share held of record by such holder, provided that such selection by lot (or by such other method) will cease when the sum of shares converted in such manner, plus the total number of Cash Election Shares and Mixed Election Cash Shares of which Cash Election and Mixed Elections have been received, is as close as practicable to the Cash Conversion Number. Each Non-Electing Common Share not so converted into the right to receive cash will be converted into Hearst-Argyle Series A Common Stock in the Merger.

ADDITIONAL ELECTION PROCEDURES

  Hearst and Argyle have prepared a Form of Election pursuant to which each holder of Series A Common Stock may make an Election with respect to each share of Series A Common Stock. THE FORM OF ELECTION ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS AND SHOULD BE PROPERLY COMPLETED IN ACCORDANCE WITH ITS INSTRUCTIONS AND RETURNED TO THE EXCHANGE AGENT PRIOR TO THE ELECTION DEADLINE. YOU SHOULD SEND YOUR CERTIFICATES REPRESENTING SERIES A COMMON STOCK, TOGETHER WITH THE PROPERLY COMPLETED FORM OF ELECTION IN ACCORDANCE WITH ITS INSTRUCTIONS, TO THE EXCHANGE AGENT. IF A FORM OF ELECTION IS NOT PROPERLY COMPLETED AND RETURNED TO THE EXCHANGE AGENT PRIOR TO THE ELECTION DEADLINE, YOUR SHARES WILL BE DEEMED TO BE NON-ELECTING COMMON SHARES, AND THE FORM OF MERGER CONSIDERATION YOU WILL BE ENTITLED TO RECEIVE WILL BE DETERMINED BY THE PROVISIONS OF THE MERGER AGREEMENT. HEARST AND ARGYLE WILL PREPARE A FORM PURSUANT TO WHICH EACH HOLDER OF AN ARGYLE OPTION MAY MAKE AN OPTION ELECTION, AND WHICH WILL BE PROVIDED TO EACH PERSON SHOWN ON THE BOOKS OF ARGYLE TO BE A HOLDER OF AN ARGYLE OPTION. HEARST AND ARGYLE HAVE AUTHORIZED HARRIS TRUST AND SAVINGS BANK TO RECEIVE ELECTIONS AND TO ACT AS EXCHANGE AGENT.

  Argyle has agreed to use its best efforts to make the Form of Election (accompanied by this Proxy Statement/Prospectus) available to all persons who become Argyle stockholders of record during the period between the Record Date and the business day immediately prior to the Election Date (including the partners of ATILP, TIP and ATIGP). The Merger Agreement provides that the Election Date will be a date mutually agreed upon by Hearst and Argyle and announced by Argyle in a news release delivered to the Dow Jones News Service or otherwise publicly announced, as the last day on which Forms of Election will be accepted; provided, however, that such day will be a business day no earlier than 20 business days prior to the Effective Time and no later than the date of the Stockholders Meeting. Hearst and Argyle have determined that the Election Deadline is August 28, 1997.

  An Election will be deemed to have been properly made only if the Exchange Agent has received a properly completed and signed Form of Election by the Election Deadline. Any Election made by a holder properly exercising "dissenter's rights" under Section 262 of the DGCL (see "The Hearst Transaction Proposal--Dissenters' Rights") will be deemed to have been revoked. Holders of record of shares of Series A Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Holder Representative") may submit multiple Forms of Election, provided that such Holder Representative certifies that each Form of Election covers all the shares of Series A Common Stock held by such Holder Representative for a particular beneficial owner. The Partnerships have advised Argyle that they will not make an Election on behalf of any of their partners.

  Any holder of Series A Common Stock at any time prior to the Election Deadline may revoke or change an Election by written notice received by the Exchange Agent at or prior to the Election Deadline. To effect a change of Election, the notice must be accompanied by a properly completed, revised Form of Election.

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

  Any shares of Argyle Common Stock (excluding any treasury shares and Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) has not submitted to the Exchange Agent an effective properly completed Form of Election on or before 5:00 p.m. (New York time) on the Election Deadline will be deemed to be Non-Electing Common Shares and will be converted in accordance with the provisions of the Merger Agreement.

  Argyle and Hearst will have the right to make rules not inconsistent with the terms of the Merger Agreement governing the validity of the Forms of Election, the manner and extent to which Elections and Option Elections are to be taken into account in making the determinations, the issuance and delivery of certificates for Hearst-Argyle Series A Common Stock into which Series A Common Stock and Argyle Options are converted in the Merger and the payment for shares of Series A Common Stock and Argyle Options converted into the right to receive cash in the Merger. All such rules and determinations thereunder will be final and binding on all holders of shares of Series A Common Stock and all holders of Argyle Options.

  Dividends. No dividends or other distributions, if any, declared after the Effective Time on Hearst-Argyle Series A Common Stock will be paid to an Argyle stockholder entitled to receive certificates representing Hearst-Argyle Series A Common Stock until such stockholder surrenders the certificate(s) representing Series A Common Stock for exchange in accordance with the procedures described above. All such dividends and distributions that are payable to the holders of certificates that were not surrendered and exchanged will be paid and delivered to the Exchange Agent in trust for the benefit of such holders. Any such dividends and distributions held by the Exchange Agent and unclaimed at the end of one year from the Effective Time, however, will be returned to Hearst-Argyle and such holders of certificates that have not been surrendered or exchanged may only look as a general creditor to Hearst-Argyle for payment therefor.

  Fractional Shares. No fractional shares of Hearst-Argyle Series A Common Stock will be issued in the Merger. Cash in lieu of the issuance of fractional shares of Hearst-Argyle Series A Common Stock based on the Cash Consideration will be paid to holders to whom such fractional shares would otherwise be issuable.

  If, based upon the Elections and prorations, an Argyle stockholder receives more than $15 million of shares of Hearst-Argyle Series A Common Stock in the Merger, it may be necessary for that Argyle stockholder to file a Notification and Report Form with the Antitrust Division and the FTC. See "The Hearst Transaction Proposal--Regulatory Approvals--Antitrust."

CERTAIN REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains customary representations and warranties by both Argyle and Hearst as to, among other things, (i) due organization, good standing and corporate power; (ii) capitalization, and in the case of Argyle, ownership of significant subsidiaries; (iii) the authorization and enforceability of the Merger Agreement and the transactions contemplated thereby, and in the case of Argyle, stockholder vote required; (iv) noncontravention with organizational documents, applicable law, contracts, orders and judgments; (v) financial statements and, in the case of Argyle, SEC reports; (vi) the absence of certain changes or events; (vii) the absence of undisclosed liabilities; (viii) litigation matters; (ix) compliance with applicable laws and orders; (x) FCC licenses; (xi) employee benefit plans;
(xii) labor relations; (xiii) environmental matters; (xiv) intellectual property; (xv) title to and condition of assets; and, (xvi) required consents and approvals. The Merger Agreement also contains representations and warranties (i) of Argyle as to certain tax matters and the fairness opinion of Argyle's financial advisor and (ii) of Hearst as to material contracts and as to the sufficiency of the contributed assets to operate the business of the Hearst Broadcast Group.

  Certain of the representations and warranties of Argyle are made with respect to subsidiaries of Argyle, as well as with respect to Argyle. Certain of the representations and warranties of Hearst are made with respect to Merger Sub and Cash Sub, as well as with respect to Hearst, or are made solely with respect to the Hearst Broadcast Group, as applicable. None of the representations and warranties contained in the Merger Agreement will survive the Merger, except for Hearst's representations and warranties as to good title to the assets being contributed to Argyle and as to the sufficiency of such assets to operate the business of the Hearst Broadcast Group, which representations and warranties will survive for 18 months after the Merger.

CERTAIN COVENANTS

  Conduct of Business Pending the Merger. The Merger Agreement provides that prior to the Effective Time, Argyle, Hearst and their respective subsidiaries each will conduct their respective businesses (in the case of Hearst and its subsidiaries, only with respect to the business of the Hearst Broadcast Group) in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve materially intact their present business organizations, to keep available the services of key officers and employees, to maintain assets in good working order and condition, to maintain insurance on such assets, to preserve relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all applicable laws and orders of all governmental or regulatory authorities.

  Without limiting the foregoing, the Merger Agreement places restrictions on the ability of each of Argyle and its subsidiaries and Hearst (but only with respect to the business of the Hearst Broadcast Group) and Merger Sub, among other things, to (i) amend their charters or bylaws, in the case of Argyle and its subsidiaries; (ii) declare or pay any dividends or make distributions, in the case of Argyle and its subsidiaries; (iii) effect a stock split, combination or reclassification, liquidation, dissolution, merger or restructuring, in the case of Argyle and its subsidiaries; (iv) repurchase or redeem its capital stock or options, in the case of Argyle and its subsidiaries; (v) issue or sell capital stock or options; (vi) make acquisitions of other entities or assets in excess of a specified amount;
(vii) make material dispositions of or encumber assets; (viii) incur indebtedness in excess of specified amounts; (ix) enter into, adopt, amend or terminate employee benefit plans, or materially increase employee compensation; (x) enter into or amend any affiliate contracts; (xi) make capital expenditures in excess of a specified amount; (xii) make material changes in any accounting or financial reporting practice or policy or any material pricing, marketing, investment, credit or tax policy or practice or in any method of calculating bad debt, or settling any material tax liability or making any material tax election; or, (xiii) make any change in their lines of business. In the case of Hearst, the foregoing restrictions principally are placed only on or relate to Merger Sub or the Hearst Broadcast Group.

  No Solicitations. The Merger Agreement provides that neither Argyle nor any of its subsidiaries or their respective officers, directors, employees, agents, counsel, accountants, financial advisors, investment bankers, consultants or other representatives (collectively, "Representatives"), directly or indirectly, will initiate, solicit, encourage, accept or take any other action knowingly to facilitate any inquiries or the making of, or participate in any discussions or negotiations, any proposal or offer (an "Acquisition Proposal") with respect to any direct or indirect (i) acquisition or purchase of 15% or more of Argyle's outstanding common stock; (ii) acquisition or purchase of any equity securities of any significant subsidiary of Argyle; (iii) acquisition or purchase of all or any significant portion of the assets of Argyle or any material subsidiary; or, (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Argyle or any of its material subsidiaries. In response to an unsolicited Acquisition Proposal, (x) Argyle or its Representatives may furnish information concerning Argyle and its subsidiaries and their business, properties or assets to a third party; (y) Argyle or its Representatives may engage in discussions or negotiations with a third party regarding such Acquisition Proposal; and, (z) Argyle may take and disclose to its stockholders a position with respect to a tender offer as required under the Exchange Act or otherwise make public disclosures to its stockholders that are required by law, but in the cases referred to in the foregoing clauses (x) and (y), only to the extent that the Board of Directors of Argyle determines in good faith on the basis of written advice from outside counsel that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary obligations to stockholders under applicable law. Upon receipt of an Acquisition Proposal, Argyle is required to notify such person of the terms of the Merger Agreement, subject to the Board's fiduciary duties described above, and to notify Hearst promptly of the receipt of such Acquisition Proposal.

  Governance. The Merger Agreement provides that after the Effective Time (i) Hearst will vote its shares of Hearst-Argyle Series B Common Stock and use its best efforts to take such actions to cause Mr. Marbut to continue to be elected as a director of the Board of Directors of Hearst-Argyle for as long as Mr. Marbut is employed by Hearst-Argyle or any of its subsidiaries and (ii) for as long as Hearst holds any shares of Hearst-Argyle Series B Common Stock and to the extent that Hearst during such time holds any shares of Hearst-Argyle Series A Common Stock, Hearst will vote shares of Hearst-Argyle Series A Common Stock it owns (with respect to the election of directors only) in the same proportion as the shares of Hearst-Argyle Series A Common Stock not held by Hearst are so voted.

  Directors' and Officers' Indemnification and Insurance;
Indemnification. Until the sixth anniversary of the Effective Time (i) Hearst-Argyle will maintain in effect provisions in its charter and bylaws regarding indemnification of officers and directors no less favorable than such provisions contained in Argyle's charter and bylaws in effect on the date of the Merger Agreement and (ii) Hearst-Argyle will maintain in effect Argyle's current policies (or policies of at least equal coverages and amounts) of directors' and officers' liability insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that Hearst-Argyle will not be obligated to spend an amount per year in excess of 200% of the aggregate premiums to be paid by Argyle and its subsidiaries in 1997 (approximately $292,200).

  The Merger Agreement also provides for indemnification by Hearst and Hearst-Argyle of each other if the Merger is consummated. Hearst will indemnify Hearst-Argyle, its subsidiaries and their affiliates and respective directors, officers and employees from and against all losses that directly or indirectly arise out of (i) liabilities of the Hearst Broadcast Group that are not being assumed by Argyle in the Contribution; (ii) certain employee benefit plan liabilities of Hearst for which Hearst-Argyle would be liable after the Merger by operation of law; or, (iii) breaches of representations and warranties made by Hearst with respect to good title to the assets being contributed to Argyle and the sufficiency of such assets to operate the Hearst Broadcast Group. Hearst will not be liable for any losses or liabilities recovered pursuant to any insurance policy. Hearst-Argyle similarly will indemnify Hearst, Hearst's other subsidiaries and their affiliates and respective directors, officers and employees from and against all losses that directly or indirectly arise out of
(i) liabilities being assumed by Argyle in the Contribution (including the Bridge Debt and the Private Placement Debt) and (ii) certain employee benefit plan liabilities of Argyle for which Hearst-Argyle would be liable after the Merger by operation of law.

  Meeting of Stockholders. Pursuant to the Merger Agreement, Argyle is required to hold a meeting of its stockholders as soon as practicable after the date of the Merger Agreement to vote on the Restated Charter and the Merger. Argyle was not to establish, without Hearst's consent, a record date for its stockholders meeting prior to the date that ATILP and TIP converted their shares of Series C Common Stock into Series A Common Stock in order that ATILP and TIP would be eligible to vote on the Restated Charter and the Merger. See "The Merger Agreement--Voting Agreements." Such conversion has occurred prior to the Record Date. Argyle is required under the Merger Agreement to use its reasonable efforts to secure the vote of its stockholders, and to take all lawful action to solicit such approvals. The Argyle Board of Directors was to recommend, and has recommended, such approval. The Argyle Board, however, may change this recommendation or withdraw its solicitation after its receipt of an Acquisition Proposal to the extent that the Board of Directors of Argyle determines in good faith upon written advice from outside counsel that such action is necessary in order for the Board to act in a manner which is consistent with its fiduciary obligations to stockholders under applicable law. See "--Certain Covenants" and "--No Solicitations."

  Cross-Ownership. The Merger Agreement provides that, without the prior written consent of the other, neither Argyle (and Hearst-Argyle following the Merger), on the one hand, nor Hearst or any of its other subsidiaries, on the other hand, will make any acquisitions or purchases of any assets if such an acquisition or purchase by one party would require the other party to divest or otherwise dispose of any of its assets pursuant to any law, judgment, decree, order or regulatory requirements.

  Issuance of Additional Shares of Hearst-Argyle Common Stock. From and after the Effective Time, if at any time Hearst-Argyle desires to issue to Hearst, or sell to Hearst and Hearst desires to purchase from Hearst-Argyle, any additional shares of Hearst-Argyle Common Stock, then Hearst shall have the right to elect, at its sole option, to receive or purchase such shares of common stock in the form of either Hearst-Argyle Series A Common Stock or Hearst-Argyle Series B Common Stock.

  Expenses. The Merger Agreement provides that, except as described under "Termination Fee" below, if the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs, except that (i) the HSR Act filing fee; (ii) the filing fee in connection with this Proxy Statement/Prospectus; (iii) FCC filing fees; and, (iv) printing and mailing costs of this Proxy Statement/Prospectus, will be shared equally by Hearst and Argyle. If the Merger is consummated, Hearst-Argyle will bear or reimburse Hearst for all costs and expenses of Hearst incurred in connection with the Merger Agreement and the transactions contemplated thereby, including but not limited to transfer taxes, fees and disbursements of Hearst's legal counsel, fees and disbursements for special accounting services provided by Hearst's accountants, fees and expenses of Hearst's financial advisor and the costs and expenses described in clauses (i) through (iv) above.

  Certain Other Covenants. The Merger Agreement contains certain other covenants and agreements, including covenants and agreements relating to (i) the preparation, filing and distribution of this Proxy Statement/Prospectus;
(ii) tax reporting of the Contribution and the Merger; (iii) preparation and delivery of audited financial statements; (iv) access to and confidentiality of information, and notification of certain matters; (v) public announcements regarding the transactions contemplated by the Merger Agreement; (vi) delivery to Hearst of an affiliate letter from each Argyle affiliate prior to the Closing; (vii) filings with, and obtaining consents and approvals of governmental and regulatory authorities and agencies, including under the HSR Act and the Communications Act; and, (viii) commercially reasonable efforts to effect the transactions contemplated by the Merger Agreement.

  Also, in connection with the covenants regarding governmental and regulatory approvals, both Hearst and Argyle acknowledge in the Merger Agreement that, under applicable rules and regulations of the FCC, certain assets currently held or attributable to Hearst or Argyle cannot be held or attributed to Hearst-Argyle or Hearst after the Effective Time without an appropriate waiver being obtained. In order to obtain the FCC's approval of the transactions contemplated by the Merger Agreement, Hearst-Argyle will divest of or take other appropriate action with respect to WNAC and WDTN. See "Risk Factors" and "The Hearst Transaction Proposal--Regulatory Approvals."

  In addition, in connection with the covenants regarding delivery of affiliate letters, Hearst and Argyle agree in the Merger Agreement to submit jointly to the SEC a request for a "no-action" letter to the effect that certain provisions of the Securities Act will not apply immediately after the Effective Time to those persons who will receive shares of Argyle's Common Stock pursuant to the liquidation plans of the Partnerships who are not otherwise Argyle affiliates at the time of the Stockholders Meeting. If the SEC does not provide a favorable no-action letter, then Hearst-Argyle after the Effective Time will prepare and file a registration statement covering the resale of shares received by such persons in the Merger.

CONDITIONS TO THE MERGER

  Conditions to Each Party's Obligations to Effect the Contribution and the Merger. The obligations of Argyle and Hearst to effect the Contribution and the Merger are subject to the fulfillment of each of the following conditions:
(i) receipt of requisite Argyle stockholder approval; (ii) effectiveness of the Registration Statement and the absence of any stop order or proceeding suspending effectiveness, and receipt of all necessary approvals under state securities laws relating to the issuance or trading of Hearst-Argyle Series A Common Stock; (iii) the expiration or termination of the waiting period under the HSR Act (which has occurred); (iv) receipt of FCC approval (whether or not such approval is subject to administrative or judicial review or reconsideration, except that if any pre-grant objections have been filed with respect to FCC approval of the Merger, then receipt of final approval) without the imposition of any conditions or restrictions requiring divestiture of assets (other than WNAC and WDTN) or having a material adverse effect on Hearst, the Hearst Broadcast Group, Argyle or Hearst-Argyle; (v) the absence of any law, order or judgment that has the effect of making illegal or restricting or prohibiting consummation of the Merger or the other transactions contemplated by the Merger Agreement; (vi) receipt of all consents, approvals and actions of, filings with and notices to any governmental or regulatory authority required to consummate the transactions contemplated by the Merger Agreement; (vii) receipt of approval for quotation on the Nasdaq National Market of the Hearst-Argyle Series A Common Stock to be issued in the Merger; (viii) receipt by Argyle of financing necessary to enable Hearst-Argyle to refinance after the Effective Time the Private Placement Debt, the Bridge Debt and outstanding balances under Argyle's Existing Credit Facility, and to redeem the Senior Subordinated Notes, if required; and, (ix) execution and delivery of the Management Agreement and Television Station Option Agreement described below.

  Conditions to the Obligations of Hearst, Merger Sub and Cash Sub. The obligations of Hearst, Merger Sub and Cash Sub to effect the Contribution and the Merger is further subject to the fulfillment or waiver of each of the following additional conditions: (i) the representations and warranties made by Argyle being true and correct in all material respects as of the Closing Date and the receipt of an officer's certificate to such effect; (ii) Argyle's performance in all material respects of its agreements and obligations required by the Merger Agreement on or prior to the Closing Date and the receipt of an officer's certificate to such effect; (iii) the expiration of the period for perfection of statutory appraisal rights available in connection with the Merger and the exercise of such rights by no more than 5% of the outstanding Argyle Common Stock (including Argyle Preferred Stock on an as converted basis); (iv) receipt by Hearst of certain legal opinions to the effect that the Contribution will be treated as a transaction governed by
Section 351 of the Code; (v) receipt of third-party consents and approvals to certain material contracts; (vi) the execution and delivery of all affiliate letters required by the Merger Agreement, and the execution and delivery of a transfer restriction agreement by Mr. Marbut regarding restrictions on transfer of Hearst-Argyle Series A Common Stock; (vii) the execution and delivery by Argyle of conveyancing documents necessary to effect the Contribution; (viii) receipt by Cash Sub of acceptable financing for the Bridge Debt and the receipt of the proceeds thereof; (ix) execution and delivery of a tax sharing agreement in the form attached to the Merger Agreement between Hearst-Argyle and Hearst, which, among other things, establishes the sharing of federal, state and local taxes after Hearst-Argyle becomes part of the consolidated federal income tax return of Hearst (the "Tax Sharing Agreement"); (x) the execution and delivery of the Name License Agreement; and, (xi) execution and delivery of the Radio Facilities Lease described below.

  Conditions to the Obligations of Argyle. The obligation of Argyle to effect the Merger is further subject to the fulfillment or waiver of each of the following additional conditions: (i) the representations and warranties made by Hearst being true and correct in all material respects as of the Closing Date and the receipt of an officer's certificate to such effect; (ii) the performance in all material respects by Hearst, Merger Sub and Cash Sub of their agreements and obligations required by the Merger Agreement on or prior to the Closing Date and the receipt of an officer's certificate to such effect; (iii) the execution and delivery by Hearst of conveyancing documents necessary to effect the Contribution; and, (iv) receipt of third-party consents and approvals to certain material contracts.

  Management Agreement. As a condition to each party's obligation to effect the Contribution and the Merger, Hearst and Argyle are required to execute the Management Agreement pursuant to which Hearst-Argyle will provide certain management services (i.e., sales, news, programming and financial and accounting management services) with respect to WWWB, Hearst's Baltimore AM/FM radio stations, the WPBF television station under contract to be acquired by Hearst from Paxson Communications Corporation, and all other television stations that may be acquired by Hearst or any of its subsidiaries or affiliates prior to the Effective Time. In addition, Hearst-Argyle will provide certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA with the permittee of KCWB. The management fee for the services provided to these stations will be an amount equal to the greater of (i) (x) $50,000 for Hearst's radio stations (counted as a single property) and $50,000 for KCWB, or (y) for all others, $100,000 per station, and (ii) a specified percentage of the positive broadcast cash flow from each such property (ranging from 20% for the first year to 50% for the fourth year and thereafter). Hearst also will reimburse Hearst-Argyle for Hearst-Argyle's costs and expenses incurred in performing services under the Management Agreement on an allocated basis to be determined. The term of the Management Agreement will commence at the Effective Time and will continue for each station, respectively, until the earlier of (i) Hearst's divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to Hearst-Argyle to acquire the station pursuant to the Option Agreement described below; or, (iii) five years following the closing of the Hearst Transaction; provided, however, that Hearst will have the right to terminate the Management Agreement at any time upon 90 days prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised.

  Television Station Option Agreement. As a condition to each party's obligation to effect the Contribution and the Merger, Hearst and Argyle are required to execute the Option Agreement pursuant to which Hearst will grant to Hearst-Argyle an option to acquire WWWB and Hearst's interests and option with respect to KCWB, as well as a right of first refusal for a period of 36 months following the closing of the Hearst Transaction with respect to WPBF (if such station is acquired by Hearst and thereafter proposed to be sold to a third party). The option period for each property will be 18 to 36 months following the Effective Time, and the purchase price will be the fair market value of such station based upon an independent third-party appraisal, subject to certain specified parameters. If Hearst elects to sell a station prior to the commencement of, or during, the option period, Hearst-Argyle will have a right of first refusal to acquire the station. Hearst may elect to receive the purchase price in either cash or shares of stock of Hearst-Argyle. The exercise of the option and the right of first refusal will be by action of the independent directors of Hearst-Argyle, and any option exercise may be withdrawn by Hearst-Argyle after receipt of the appraisal described above.

  Radio Facilities Lease. As a condition to the obligation of Hearst, Merger Sub and Cash Sub to effect the Contribution and the Merger, Argyle is required to execute and deliver the Radio Facilities Lease pursuant to which Hearst will lease from Hearst-Argyle premises for Hearst's radio broadcast stations. The term of each lease will commence at the Effective Time and continue for each radio station, respectively, until the earlier of (i) Hearst's divestiture of a radio station to a third party, in which case either party (i.e., Hearst-Argyle or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice or (ii) 36 months following the Effective Time. The leased premises will be the premises occupied by each radio station as of the Effective Time and all other terms and conditions under which the stations occupy their respective premises will remain in effect.

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated prior to the Effective Time, whether before or after the approval by the stockholders of Argyle (i) by mutual written consent of Hearst and Argyle or (ii) by the Board of Directors of either Hearst or Argyle under the following circumstances: (x) if the Merger shall not have been consummated by December 31, 1997; (y) the approval of Argyle's stockholders has not been obtained; or, (z) a governmental or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, which action shall have become final and non-appealable. Argyle may further terminate the Merger Agreement by action of its Board of Directors if (i) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law, on the basis of written advice given by outside counsel, the Board of Directors approves an Acquisition Proposal or recommends an Acquisition Proposal to Argyle's stockholders; (ii) there has been a breach by Hearst of any representation or warranty contained in the Merger Agreement that would have or would be reasonably likely to have a material adverse effect on the Hearst Broadcast Group; or, (iii) there has been a material breach by Hearst, Merger Sub or Cash Sub of any of the covenants contained in the Merger Agreement that is not cured within 30 days after written notice of such breach. Hearst may further terminate the Merger Agreement prior to the Effective Time by action of its Board of Directors if (i) the Board of Directors of Argyle withdraws or modifies in a manner materially adverse to Hearst its approval or recommendation of the Merger Agreement or the Merger or approves an Acquisition Proposal or recommends an Acquisition Proposal to Argyle's stockholders; (ii) there has been a breach by Argyle of any representation or warranty contained in the Merger Agreement that would have or would be reasonably likely to have a material adverse effect on Argyle; or,
(iii) there has been a material breach by Argyle of any of the covenants contained in the Merger Agreement that is not cured within 30 days after written notice of such breach.

TERMINATION FEE

  In the event that an Acquisition Proposal is made and thereafter the Merger Agreement is terminated (i)(a) by action of Hearst's Board of Directors or by action of Argyle's Board of Directors if the Argyle Board of Directors has approved an Acquisition Proposal or has recommended an Acquisition Proposal to Argyle's stockholders, in the exercise of the Argyle Board's fiduciary duties, or (b) by action of the Hearst Board of

Directors if the Argyle Board has withdrawn or modified in a manner materially adverse to Hearst its approval or recommendation of the Merger Agreement or the Merger, or (ii) (a) because the Merger has not occurred by December 31, 1997 and the proximate cause for such failure is (x) Argyle did not obtain financing; (y) the Management Agreement, the Option Agreement, the Tax Sharing Agreement, the Name License Agreement and the Radio Facilities Lease were not executed and delivered; or, (z) third-party consents to certain of Hearst's material contracts were not obtained, or (b) because Argyle stockholder approval was not obtained, or (c) because a governmental or regulatory authority (other than the FCC, the FTC or the Antitrust Division) issued a final and non-appealable order restraining or enjoining the Hearst Transaction, or (d) by action of Hearst's Board of Directors if (y) there has been a breach by Argyle of any representation or warranty in the Merger Agreement that would have, or that would reasonably be likely to have, a material adverse effect on Argyle, or (z) there has been a material breach of any of the covenants or agreements in the Merger Agreement on the part of Argyle, which breach is not curable or not cured within 30 days after written notice of such breach is given by Hearst to Argyle, and in the case of clause
(ii) a definitive agreement with respect to such Acquisition Proposal is executed, or the transaction contemplated by the Acquisition Proposal is consummated, within 18 months after such termination, then Argyle is required to pay Hearst a fee of $15,850,000 by wire transfer in same day funds. If Argyle fails to pay the termination fee when due, and in order to obtain such payment, Hearst commences a suit resulting in a judgment against Argyle for the fee, Argyle is required to pay Hearst its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the fee at the rate of 12% per annum. Moreover, neither party is precluded from seeking damages for willful breach of the Merger Agreement or pursuing any other remedy at law or in equity.

VOTING AGREEMENTS

  Simultaneously with the execution and delivery of the Merger Agreement, Hearst entered into Voting Agreements with stockholders, including limited partnerships and foundations through which certain officers and directors indirectly own shares of Series A Common Stock and Series B Common Stock, that own, in the aggregate, over two-thirds of Argyle's outstanding Common Stock. These stockholders (or their successors) and their respective holdings of Argyle subject to the Voting Agreements are as follows: (i) ATILP, together with ATI (Foreign)--6,600,000 shares of Series A Common Stock; (ii) TIP-- 700,000 shares of Series A Common Stock; (iii) ATP--36,000 shares of Series B Common Stock; (iv) Robin (a/k/a Robert) Hernreich ("Hernreich")--65,000 shares of Series A Common Stock; (v) Argyle Foundation--99,000 shares of Series A Common Stock; and, (vi) Skylark Foundation--65,000 shares of Series A Common Stock.

  Hearst was unwilling to enter into the Merger Agreement unless each of ATILP, TIP, ATP, Hernreich, Argyle Foundation and Skylark Foundation entered into the Voting Agreements concurrently with the execution and delivery of the Merger Agreement pursuant to which and subject to the terms thereof, (i) each of ATILP and TIP agreed to convert all of the shares of Series C Common Stock held by it into shares of Series A Common Stock into which such shares of Series C Common Stock were convertible (which conversion occurred on July 8 and July 11, 1997) and (ii) each of ATILP, ATI (Foreign) (as successor to ATILP) and TIP agreed to vote such shares of Series A Common Stock held by it, ATP agreed to vote all shares of Series B Common Stock held by it, each of Argyle Foundation and Skylark Foundation agreed to vote all shares of Argyle Series A Common Stock held by them, and Hernreich agreed to vote all shares of Series A Common Stock subject to his Voting Agreement, in favor of the Restated Charter and the Merger and against any Acquisition Proposals, changes in the majority of Argyle's Board of Directors or certain recapitalizations or other competing transactions. In addition, each of ATILP, ATI (Foreign), TIP, ATP, Hernreich, Argyle Foundation and Skylark Foundation have agreed not to initiate, solicit, encourage, accept or take any action knowingly to facilitate any inquiries or the making of, or participate in any discussions or negotiations regarding, any Acquisition Proposal. Except for ATILP's transfer of shares to ATI (Foreign) and, following Argyle stockholder approval of the Merger Agreement, certain specified permitted pledges or transfers, each such stockholder has agreed not to pledge, transfer, grant any proxy or enter into any voting arrangement with respect to their shares of Argyle Common Stock. The Voting Agreements terminate upon termination of the Merger Agreement or consummation of the Merger. The Board of Directors of Argyle has approved the execution and delivery of these Voting Agreements. See "The Hearst Transaction Proposal."

REGISTRATION RIGHTS AGREEMENT

  Upon consummation of the Merger, Hearst-Argyle intends to enter into a Registration Rights Agreement with the ATI Holders pursuant to which the ATI Holders will have the right to require Hearst-Argyle to register all or any portion of Hearst-Argyle Series A Common Stock issued to such Holders in the Merger (except shares that were registered and sold pursuant to an effective registration statement or transferred pursuant to Rule 144 under the Securities Act) (collectively, the "Registrable Shares") for distribution by means of a firm commitment underwritten public offering (a "Demand Registration"). A request for a Demand Registration must be made by ATI Holders owning in the aggregate at least 330,000 of the Registrable Shares and may only be made during the period beginning 180 days after the Effective Time and ending 540 days after the Effective Time. The right of the Holders to request a Demand Registration, however, terminates in the event that at least 90% of the Registrable Shares requested by Holders to be included in any Piggyback Registration (as defined below) are sold. The Registration Rights Agreement provides that Hearst-Argyle will not be required to effect a Demand Registration unless (i) the gross proceeds from the sale of the Registrable Shares included in any Demand Registration are expected to be at least $45 million and (ii) the average daily trading volume of Hearst-Argyle Common Stock for the 60 trading days prior to the date of a demand notice is less than 150,000 shares.

  The ATI Holders as a group will be entitled to only one Demand Registration, except that they will be entitled to request an additional Demand Registration under certain circumstances. The Demand Registration is subject to postponement by Hearst-Argyle for a limited period if Hearst-Argyle determines that such registration would interfere with any pending material transaction or other material corporate development involving Hearst-Argyle, and to constraints of marketability of the proposed offering, as determined by the managing underwriter or underwriters participating in the offering.

  If Hearst-Argyle seeks to register any Hearst-Argyle Series A Common Stock in a proposed offering for cash through a firm commitment underwriting beginning at the Effective Time and ending 540 days after the Effective Time, the ATI Holders have the right to request that Hearst-Argyle include any or all of their Registrable Shares in the proposed offering (a "Piggyback Registration"), subject to constraints of marketability of the proposed offering, as determined by the managing underwriter or underwriters participating in the offering.

  In the event marketing constraints prevent the registration of all Registrable Shares requested to be registered in either a Demand Registration or a Piggyback Registration, such Registrable Shares shall be registered, to the extent marketable, on a pro rata basis relative to the respective ATI Holder's holding of Registrable Shares. In addition, if Hearst-Argyle files a registration statement with respect to any Hearst-Argyle Series A Common Stock (except in connection with an employee stock option plan or pursuant to a Rule 145 transaction) and Hearst-Argyle or the underwriters, if any, determines that a public sale or distribution of Registrable Shares, at that time, would materially adversely affect Hearst-Argyle's offering, then each ATI Holder will refrain from effecting any public sale or distribution of Registrable Shares during a specified time period. Also, Hearst-Argyle can include in any Demand Registration any securities that are not Registrable Shares.

  Hearst-Argyle has the right to select the institution or institutions that will manage or lead any offering made pursuant to the Registration Rights Agreement. Regardless of whether or not a registration statement is filed or becomes effective, Hearst-Argyle will pay all costs, fees and expenses incident to its performance of or compliance with the Registration Rights Agreement (including the fees and disbursements of the counsel selected by a majority of the Holders). Any discounts, commissions or brokers' fees and any transfer taxes relating to the disposition of the Registrable Shares by an ATI Holder will be payable by such ATI Holder.

  The Registration Rights Agreement also provides for indemnification, without limitation as to time, by Hearst-Argyle of each ATI Holder of Registrable Shares whose Registrable Shares are covered by a registration statement (and such ATI Holder's officers, directors, employees and controlling persons), on the one hand, and by each ATI Holder of Hearst-Argyle, (and Hearst-Argyle's officers, directors, employees and controlling persons), on the other hand, from liabilities and expenses arising out of material misstatements and omissions of information made by the other in the registration statement. Contribution also will be available to any of the above parties in relation to relative fault to the extent that indemnification from an indemnifying party to an indemnified party is unavailable.

                PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

  The Series A Common Stock is currently quoted on the Nasdaq National Market under the symbol "ARGL." An application has been made for quotation of Hearst-Argyle Series A Common Stock on the Nasdaq National Market upon consummation of the Hearst Transaction under the symbol "HATV." Neither the Argyle Series B Common Stock nor Hearst's common stock is publicly traded. The table below sets forth, for the calendar quarters indicated, the high and low sales prices of the Series A Common Stock as reported by Nasdaq.

                                                                           PRICE RANGE
                                                                            OF COMMON
                                                                              STOCK
                                                                        -----------------
                                                                         HIGH        LOW
                                                                        ------      -----
   1995
     Fourth Quarter (beginning October 24, 1995)..................      18 1/4      15 1/2
   1996
     First Quarter................................................      23          17
     Second Quarter...............................................      27          19 1/2
     Third Quarter................................................      29 1/4      22
     Fourth Quarter...............................................      28 3/4      23 3/4
   1997
     First Quarter................................................      29 1/8      23 7/8
     Second Quarter...............................................      25 1/2      22 1/2
     Third Quarter (through July 25, 1997)........................      26 5/8      24 7/8

  On August 9, 1996, the last full trading day prior to the public announcement of Argyle's exploration of strategic alternatives, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $23.00 per share. See "The Hearst Transaction Proposal--Background." On March 26, 1997, the last full trading day prior to the public announcement of the Hearst Transaction, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $27.50 per share. On July 25, 1997, the most recent practicable date prior to the mailing of this Proxy Statement/Prospectus, the closing price of the Series A Common Stock on the Nasdaq National Market (as reported in The Wall Street Journal) was $26.25 per share. Holders of Argyle Common Stock are urged to obtain current market quotations for the Series A Common Stock prior to making any decision with respect to the Hearst Transaction.

  Argyle has not paid any dividends on its Common Stock since inception and does not expect to pay any dividends on its Common Stock in the immediate future.

                           BUSINESS OF HEARST-ARGYLE

  Upon consummation of the Merger, Argyle (which will be the surviving corporation in the Merger) will be renamed "Hearst-Argyle Television, Inc." and Hearst will own between 82.3% and 86.5% of the outstanding shares of Hearst-Argyle common stock. As a result of the Contribution, the business of Hearst-Argyle will consist of the current separate businesses of the Hearst Broadcast Group and Argyle. The principal executive offices of Argyle will be relocated from San Antonio, Texas to New York, New York after the Merger. See "Business of Hearst-Argyle," "Business of Hearst Broadcast Group" and "Business of Argyle."

  The following table sets forth information for each of the Hearst-Argyle
Stations:

                          MARKET              YEAR     NETWORK              PERCENTAGE OF U.S.
         MARKET           RANK(1)  STATION  ACQUIRED AFFILIATION CHANNEL TELEVISION HOUSEHOLDS(2)
         ------           ------- --------- -------- ----------- ------- ------------------------
Boston, MA..............      6     WCVB      1986       ABC        5              2.22%
Tampa, FL(3)............     15     WWWB      1996       WB        32              1.46%
Pittsburgh, PA..........     19     WTAE      1958       ABC        4              1.19%
Baltimore, MD...........     23     WBAL      1948       NBC       11              1.02%
Cincinnati, OH..........     30     WLWT      1997       NBC        5              0.83%
Milwaukee, WI...........     31     WISN      1954       ABC       12              0.81%
Kansas City, MO.........     32     KMBC      1982       ABC        9              0.81%
Kansas City, MO(3)(4)...     32     KCWB      1996       WB        29                ***
Oklahoma City, OK.......     43     KOCO      1997       ABC        5              0.61%
West Palm Beach, FL(3)..     44     WPBF      1997       ABC       25              0.61%
Providence, RI(5)(6)....     47     WNAC      1995       FOX       64              0.58%
Dayton, OH(5)...........     53     WDTN      1981       ABC        2              0.52%
Honolulu, HI............     69     KITV      1995       ABC        4              0.40%
Jackson, MS.............     90     WAPT      1995       ABC       16              0.31%
Fort Smith/Fayetteville,
 AR.....................    118   KHBS/KHOG   1996     ABC/ABC    40/29            0.22%
                                                                                  ------
  Total.................                                                          11.59%
                                                                                  ======

--------
(1) Market rank is based on the relative size of the DMA among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1996-97 season.
(2) Based on Nielsen estimates for the 1996-97 season.
(3) WWWB and WPBF (if the pending acquisition by Hearst of WPBF is completed) will be managed by Hearst-Argyle under the Management Agreement with Hearst and will continue to be owned by Hearst. In addition, Hearst-Argyle will provide certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA with KCWB. For terms of the Management Agreement and the Option Agreement, see "The Merger Agreement--Conditions to the Merger--Management Agreement" and "-- Television Station Option Agreement." For a description of WPBF, see "Business of Hearst Broadcast Group--The Hearst Stations."
(4) Hearst has a Program Services and Time Brokerage Agreement (the Missouri
    LMA) with KCWB-TV, Inc., the permittee of KCWB. KCWB holds a construction permit authorizing it to operate on Channel 32. Due to a lack of available tower sites within the useable area for Channel 32, however, KCWB is presently operating on Channel 29 pursuant to a Special Temporary Authorization ("STA") granted by the FCC. KCWB is awaiting an FCC decision on its proposal to permanently change the operating channel of the station from Channel 32 to Channel 29. KCWB has pending an application to authorize its permanent operation on Channel 29. KCWB's STA expires on September 29, 1997, and may be renewed at the FCC's discretion for periods of six months. The STA has already been renewed once. Hearst anticipates that the FCC will ultimately license KCWB to operate on Channel 29. However, there can be no assurance that this will occur.
(5) WNAC's (Providence, RI) broadcast signal overlaps with WCVB's (Boston, MA) broadcast signal, and WDTN's (Dayton, OH) broadcast signal overlaps with WLWT's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. Hearst-Argyle will divest WNAC and WDTN. See "Risk Factors--Regulatory Matters" and "Federal Regulation of Television Broadcasting."
(6) Subject to a Joint Marketing and Programming Agreement with Clear Channel, licensee of WPRI, the CBS affiliate in Providence, RI. Argyle has entered into a letter of intent to divest WNAC. See "Business of Argyle."

                              BUSINESS OF ARGYLE

  Argyle, founded in 1994 and incorporated in the State of Delaware, owns six network-affiliated television stations. The principal executive offices of Argyle are located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216; its telephone number is (210) 828-1700.

  Argyle's television broadcast operations began in January 1995 with the acquisition of three television stations (the "Northstar Stations"). Argyle acquired two additional television stations during 1995 and another television station in 1996. Also in 1996, Argyle entered into a Joint Marketing and Programming Agreement relating to one of its television stations (WNAC) with the owner of another television station in the same market (the "Clear Channel Venture"). Under this agreement, the other party programs certain of the airtime on WNAC, and Argyle receives certain payments based on the cash flow from both stations. A letter of intent has been signed to divest WNAC for $47.5 million. In January 1997, Argyle completed the Gannett Swap, whereby Argyle exchanged two of its television stations in Buffalo, New York and Grand Rapids, Michigan and cash for two television stations in Cincinnati, Ohio and Oklahoma City, Oklahoma owned by Gannett.

  The following table sets forth information for each of the Argyle television stations:

                          MARKET              YEAR     NETWORK             PERCENTAGE OF U. S.
         MARKET           RANK(1)  STATION  ACQUIRED AFFILIATION CHANNEL TELEVISION HOUSEHOLDS(2)
         ------           ------- --------- -------- ----------- ------- ------------------------
Cincinnati, OH..........     30     WLWT      1997       NBC        5             0.83%
Oklahoma City, OK.......     43     KOCO      1997       ABC        5             0.61%
Providence, RI (3)......     47     WNAC      1995       FOX       64             0.58%
Honolulu, HI............     69     KITV      1995       ABC        4             0.40%
Jackson, MS.............     90     WAPT      1995       ABC       16             0.31%
Fort Smith/Fayetteville,
 AK.....................    118   KHBS/KHOG   1996     ABC/ABC    40/29           0.22%

--------
(1) Market rank is based on the relative size of the DMA among the 211 generally recognized DMAs in the U.S. , based on Nielsen estimates for the 1996-97 season.
(2) Based on Nielsen estimates for the 1996-97 season.
(3) Subject to a Joint Marketing and Programming Agreement with Clear Channel, license of WPRI, the CBS affiliate in Providence, RI. Argyle has entered into a letter of intent to divest WNAC.

  Additional information concerning Argyle's business, assets, management, results of operations and other matters is included in the Argyle Reports filed under the Exchange Act that are incorporated by reference in this Proxy Statement/Prospectus, including the Argyle 1996 Form 10-K . See "Incorporation of Certain Information by Reference." A copy of Argyle's Annual Report to Stockholders for the fiscal year ended December 31, 1996 (which includes the Argyle 1996 Form 10-K) accompanies this Proxy Statement/Prospectus.

                      BUSINESS OF HEARST BROADCAST GROUP

GENERAL

  The Hearst Corporation, one of the nation's largest privately-held companies, is a diversified communications company engaged in a broad range of publishing, broadcasting, cable networks and other communications activities. Hearst commenced its television broadcast operations in 1948 when its WBAL station in Baltimore, Maryland was started as one of the first commercial television stations in the United States. In connection with the Merger, Hearst will contribute the Hearst Broadcast Group to Argyle as set forth in the Merger Agreement. See "The Hearst Transaction Proposal" and "The Merger Agreement--Pre-Merger Transactions--The Contribution."

  The Hearst Broadcast Group to be contributed to Argyle consists of six network-affiliated television stations in six major cities in the United States (as more fully described below, the "Hearst Stations"), as well as Hearst Broadcasting Productions, which is engaged in the production of programming. Hearst's television group is one of the largest ABC network-affiliated television broadcast groups in the United States, based on VHF household coverage, with five of the six stations to be contributed to Argyle affiliated with the ABC network. Five of the Hearst Stations are in the top 50 markets by DMA market rank. In addition to network programming, station programming for the Hearst Stations consists primarily of news, talk and magazine-style programs. Among these programs is the highly successful Oprah Winfrey Show. Each Hearst Station also produces some programming, consisting of mainly news and news-related, local programs.

  Revenues from operation of the Hearst Stations are substantially derived from the sale to advertisers of advertising time in programs. The ability to sell advertising time and the rates received for that time are dependent on the qualitative and quantitative audiences that are delivered to advertisers, as well as overall advertiser demand for time in the marketplace and the rates advertisers are willing to pay.

  For a description of the television broadcast industry generally, competition and federal regulation of television broadcasting, see "The Commercial Television Broadcast Industry" and "Federal Regulation of Television Broadcasting." The principal executive offices of the Hearst Broadcast Group are located at the offices of The Hearst Corporation at 959 Eighth Avenue, New York, New York 10019; its telephone number is (212) 649-2000.

THE HEARST STATIONS

  The Hearst Broadcast Group consists of the following VHF television stations: WCVB; WTAE; WBAL; WISN; KMBC; and, WDTN. WBAL is an NBC affiliate and the five other television stations are ABC affiliates. In addition to the Hearst Stations to be owned by Hearst-Argyle, Hearst-Argyle will provide, pursuant to the Management Agreement with Hearst, management services to certain television stations and radio stations that Hearst will continue to own or with which Hearst will otherwise maintain a contractual relationship. The stations to be managed are WWWB, Tampa, Florida (which is owned by a subsidiary of Hearst); KCWB, Kansas City, Missouri (for which Hearst provides programming, the sale of time and other services pursuant to a Programming Services and Time Brokerage Agreement with the station's owner KCWB-TV, Inc. and for which Hearst has an option to acquire); if acquired, WPBF, West Palm Beach, Florida (which Hearst is under contract to acquire from Paxson Communications Corporation) (WWWB, KCWB and WPBF being, collectively, the "Managed Stations"), and WBAL-AM and WIYY-FM, Baltimore, Maryland. Hearst-Argyle will have an option to acquire WWWB and Hearst's interest and option with respect to KCWB. Hearst-Argyle will also have a right of first refusal with respect to WPBF. See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions" and "Business of Hearst-Argyle." The table below sets forth information for each of the Hearst Stations and the Managed Stations:

                          MARKET            YEAR     NETWORK              PERCENTAGE OF U.S.
         MARKET           RANK(1) STATION ACQUIRED AFFILIATION CHANNEL TELEVISION HOUSEHOLDS(2)
         ------           ------- ------- -------- ----------- ------- ------------------------
Boston, MA..............      6    WCVB     1986       ABC         5            2.22%
Tampa, FL(3)............     15    WWWB     1996        WB        32            1.46%
Pittsburgh, PA..........     19    WTAE     1958       ABC         4            1.19%
Baltimore, MD...........     23    WBAL     1948       NBC        11            1.02%
Milwaukee, WI...........     31    WISN     1954       ABC        12            0.81%
Kansas City, MO.........     32    KMBC     1982       ABC         9            0.81%
Kansas City, MO(3)(4)...     32    KCWB     1996        WB        29              ***
West Palm Beach, FL(3)..     44    WPBF     1997       ABC        25            0.61%
Dayton, OH..............     53    WDTN     1981       ABC         2            0.52%

--------
(1) Market rank is based on the relative size of the DMA among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1996-97 season.
(2) Based on Nielsen estimates for the 1996-97 season.
(3) WWWB and WPBF (if the pending acquisition by Hearst of WPBF is completed) will be managed by Hearst-Argyle under the Management Agreement with Hearst and will continue to be owned by Hearst. In addition, Hearst-Argyle will provide certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA with KCWB. For terms of the Management Agreement and the Option Agreement, see "The Merger Agreement--Conditions to the Merger--Management Agreement" and "-- Television Station Option Agreement."
(4) Hearst has a Program Services and Time Brokerage Agreement ( the Missouri
    LMA) with KCWB-TV, Inc., the permittee of KCWB. KCWB holds a construction permit authorizing it to operate on Channel 32. Due to a lack of available tower sites within the useable area for Channel 32, however, KCWB is presently operating on Channel 29 pursuant to a Special Temporary Authorization ("STA") granted by the FCC. KCWB is awaiting an FCC decision on its proposal to permanently change the operating channel of the station from Channel 32 to Channel 29. KCWB has pending an application to authorize its permanent operation on Channel 29. KCWB's STA expires on September 29, 1997 and may be renewed at the FCC's discretion for periods of six months. The STA has already been renewed once. Hearst anticipates that the FCC will ultimately license KCWB to operate on Channel 29. However, there can be no assurance that this will occur.

  WCVB-TV--Boston, MA. WCVB operates in the Boston, Massachusetts market, the sixth largest television market in the U.S., with approximately 2,150,000 television households and a population of approximately 5,824,000. In 1996, the Boston market totaled approximately $457 million in television advertising revenues. There are eight licensed commercial television stations and two public stations in Boston. WCVB is its market leader in news. Its local magazine show, Chronicle, airs in prime access and recently celebrated its 15th anniversary. The station recently won its ninth Peabody award. WCVB has been an ABC affiliate since 1972, and the current term of its affiliation agreement expires in 1998.

  WWWB-TV--Tampa-St. Petersburg, FL. WWWB operates in the Tampa-St. Petersburg market, the 15th largest market in the U.S., with approximately 1,411,000 television households and a population of approximately 3,422,000. In 1996, the Tampa-St. Petersburg market totaled approximately $221 million in television advertising revenues. There are seven licensed commercial television stations and two public stations in Tampa-St. Petersburg. WWWB is affiliated with the WB network and will air major league baseball next spring under a new agreement with the Tampa Bay Devil Rays expansion team. WWWB has been a WB affiliate since 1996, and the current term of its affiliation agreement expires in 1998. The station will be managed by Hearst-Argyle under the Management Agreement with Hearst for a period of five years following the closing of the Hearst Transaction, subject to earlier termination by Hearst (unless the station is sold to a third party or to Hearst-Argyle). Hearst-Argyle also will have an option to acquire WWWB for a period of time following the closing of the Hearst Transaction. See "The Merger Agreement--Conditions to the Merger."

  WTAE-TV--Pittsburgh, PA. WTAE operates in the Pittsburgh, Pennsylvania market, the 19th largest television market in the U.S., with approximately 1,149,000 television households and a population of approximately 2,931,000. In 1996, the Pittsburgh market totaled approximately $193 million in television advertising revenues. There are five licensed commercial television stations and two public stations in Pittsburgh. WTAE has been a news leader in the market, ranking first or second demographically over the past two decades. WTAE has been an ABC affiliate since 1958. The current term of its affiliation agreement expires in 1997, and its immediately following renewal term will expire in 1999.

  WBAL-TV--Baltimore, MD. WBAL operates in the Baltimore, Maryland market, the 23rd largest television market in the U.S., with approximately 989,000 television households and a population of approximately 2,688,000. In 1996, the Baltimore market totaled approximately $176 million in television advertising revenues. There are five licensed commercial television stations and one public station in Baltimore. WBAL was the first Hearst broadcast television station and is one of the oldest commercial broadcast stations in the country. WBAL has been an NBC affiliate since 1995, and the current term of its affiliation agreement expires in 2001.

  WISN-TV--Milwaukee, WI. WISN operates in the Milwaukee, Wisconsin market, the 31st largest television market in the U.S., with approximately 787,000 television households and a population of approximately 2,133,000. In 1996, the Milwaukee market totaled approximately $140 million in television advertising revenues. There are six licensed commercial television stations and two public stations in Milwaukee. WISN ranks second in local news. It has recently acquired pre-season football game rights for the Super Bowl Champion Green Bay Packers. WISN has been an ABC affiliate since 1976, and the current term of its affiliation agreement expires in 1999.

  KMBC-TV--Kansas City, MO. KMBC operates in the Kansas City, Missouri market, the 32nd largest television market in the U.S., with approximately 787,000 television households and a population of approximately 2,074,000. In 1996, the Kansas City market totaled approximately $146 million in television advertising revenues. There are seven licensed commercial television stations and one public station in Kansas City. KMBC is the leader in news in the Kansas City market. KMBC has been an ABC affiliate since 1955, and the current term of its affiliation agreement expires in 1998.

  KCWB-TV--Kansas City, MO. Hearst provides programming, the sale of time and other services to KCWB pursuant to a Programming Services and Time Brokerage Agreement (the "Missouri LMA"), and has an option to acquire the station. KCWB currently is operating in the Kansas City market pursuant to a Special Temporary Authorization granted by the FCC. KCWB went on the air last fall as an affiliate of the WB network. It began airing Kansas City Royals baseball games this spring under a new six-year agreement. KCWB has been a WB affiliate since 1996, and the current term of its affiliation agreement expires in 1998. Hearst-Argyle will provide certain management services to Hearst in order to enable it to fulfill its obligation under the KCWB Missouri LMA. The station will be managed by Hearst-Argyle under the Management Agreement with Hearst. Hearst-Argyle also will have an option to acquire Hearst's interest in this station.

  WPBF-TV--West Palm Beach, FL. Hearst has entered into a definitive agreement to acquire WPBF from Paxson Communications Corporation. The purchase of WPBF is subject to the satisfaction of certain conditions, including receipt of necessary regulatory approvals. Accordingly, there can be no assurance that the acquisition of WPBF will be consummated. WPBF operates in the West Palm Beach-Ft. Pierce, Florida market, the 44th largest television market in the U.S., with approximately 585,000 households and a population of approximately 1,434,000. In 1996, the West Palm Beach market totaled $99 million in television advertising revenues. There are five licensed commercial stations and one public station in West Palm Beach. WPBF has been an ABC affiliate since it signed on the air in 1989, and the current term of its affiliation agreement expires in 2003 and is subject to early termination by ABC on January 1, 1999 if the station has failed to achieve certain local news ratings. There can be no assurance that such ratings will be achieved. If acquired by Hearst, the station will be managed by Hearst-Argyle under the Management Agreement with Hearst for a period of five years following the closing of the Hearst Transaction, subject to earlier termination by Hearst (unless the station is sold to a third party or to Hearst-Argyle). Hearst-Argyle will also have a right of first refusal for a period of 36 months following the closing of the Hearst Transaction with respect to a future disposition of this station by Hearst. See "The Merger Agreement--Conditions to the Merger."

  WDTN-TV--Dayton, OH. WDTN operates in the Dayton, Ohio market, the 53rd largest television market in the U.S., with approximately 503,000 television households and a population of approximately 1,343,000. In 1996, the Dayton market totaled approximately $74 million in television advertising revenues. There are four licensed commercial television stations and one public station in Dayton. WDTN ranks second in local news in the Dayton market. WDTN has been an ABC affiliate since 1980, and the current term of its affiliation agreement expires in 1998. Hearst has agreed in the Merger Agreement that, if necessary to obtain FCC approval for the Hearst Transaction, this station will be divested. Argyle and Hearst currently are in negotiations with a third party to divest WDTN.

  The number of commercial stations listed above as part of each Hearst Station's market excludes stations not reaching a 2% weekly cumulative audience, as measured by Nielsen, and national cable channels. The number of reportable stations may change for each reporting period. All market information is based on February 1997 Nielsen estimates.

HEARST BROADCAST PRODUCTIONS

  Hearst Broadcast Productions is a business unit of WCVB and is engaged in the production of programming for cable networks and broadcast stations. It provides original programming to the Hearst Broadcast Group as well as to outside purchasers. Examples of programs produced by Hearst Broadcasting Productions are the Popular Mechanics series produced for the Discovery Channel, and Old Ironsides Returns to Sea, a program produced for the History Channel. Hearst Broadcasting Productions contributed less than 1% to each of Hearst-Argyle's 1996 pro forma total revenues and broadcast cash flow.

NETWORK AFFILIATION AGREEMENTS AND RELATIONSHIPS

  Each of the Hearst Stations is affiliated with a major network pursuant to a network affiliation agreement. Each affiliation agreement provides the affiliated Hearst Station with the right to broadcast all programs transmitted by the network with which the Hearst Station is affiliated. In return, the network has the right to sell a substantial majority of the advertising time during such broadcasts. In exchange for every hour that a Hearst Station broadcasts network programming, the network pays the Hearst Station a specified network compensation payment, which varies with the time of day. Typically, prime-time programming generates the highest hourly network compensation payments. Five of the Hearst Stations have network affiliation agreements with ABC, and one of the Hearst Stations, WBAL, has a network affiliation agreement with NBC. The term of each affiliation agreement with ABC is two years, renewable for successive two-year periods, and each affiliation agreement is subject to cancellation by either party upon six months notice to the other party, except with respect to WTAE. In WTAE's case, the affiliation agreement is not subject to cancellation on six months notice, and the term of the affiliation agreement will be successively renewed unless either party gives the other notice of non-renewal six months prior to the end of the then current term. Regarding WBAL, the NBC affiliate, the term of the affiliation agreement is a period of seven years and is subject to successive three-year renewals unless either party gives the other notice of non-renewal 12 months prior to the end of the then current term. WWWB and KCWB, are both WB network affiliates. Their respective affiliation agreements are subject to successive two-year renewal periods based upon renewal notice issued by WB, and are not subject to early cancellation unless the network ceases operations or is substantially restructured. Unlike affiliates of ABC or NBC, WB affiliates may be required to pay the network compensation based upon ratings generated by the station in return for the broadcast rights to the network's programming. WPBF is an ABC affiliate. WPBF's affiliation agreement with ABC is not subject to successive renewal periods. In 1994 negotiations commenced to revise Hearst's ABC affiliation agreements to provide, among other things, for 10-year terms and increased compensation. Such agreements are still in the process of negotiation and documentation has not been finalized, although the Hearst Broadcast Group is receiving its increased compensation. Although the Hearst Broadcast Group does not expect that its network affiliation agreements will be terminated and expects to continue to be able to renew its network affiliation agreements, no assurance can be given that such agreements will not be terminated or that renewals will be obtained on as favorable terms or at all. The non-renewal or termination of one or more of the Hearst network affiliation agreements could have a material adverse effect on the Hearst Broadcast Group's results of operations. See "Risk Factors--Reliance on Network Programming; Dependence on Network Affiliation."

EMPLOYEES

  As of March 31, 1997, the Hearst Broadcast Group had 919 full-time employees and 101 part-time employees. Of the total number of employees, WCVB accounted for 250 employees; WTAE for 162 employees; WBAL for 177 employees; WISN for 159 employees; KMBC for 138 employees; and, WDTN for 134 employees. A total of 493 employees are represented by four unions (which are the American Federation of Television and Radio Artists, the International Brotherhood of Electrical Workers, the International Alliance of Theatrical Stage Employees and the Directors Guild of America). The Hearst Broadcast Group has not experienced any significant labor problems, and it believes that its relations with its employees are satisfactory.

PROPERTIES

  The Hearst Broadcast Group's real properties generally include owned or leased offices, studios, transmitter sites and antenna sites. Typically, offices and main studios are located together, while transmitters and antenna sites are in a separate location that is more suitable for optimizing signal strength and coverage. Set forth below are the Hearst Stations' principal facilities as of March 31, 1997. In addition to the properties listed below, the Hearst Stations also lease communications equipment, parking and storage space.

                                                                    APPROXIMATE SIZE
STATION/PROPERTY LOCATION            USE            OWNED OR LEASED    (SQ. FT.)     EXPIRATION OF LEASE
-------------------------  ------------------------ --------------- ---------------- -------------------
WCVB                       Office and studio         Leased              91,602        2003
                           Office and studio         Leased               5,337        1997
                           Office and studio         Leased               8,628        month-to-month
                           Antenna site tower lease  Leased                            1999
WTAE                       Office and studio         Owned               68,033
                           Transmission tower site   Owned
WBAL                       Office and studio         Owned               65,000
                           Transmission tower site   Partnership-
                                                     owned
WISN                       Office and studio         Owned               88,000
                           Transmission tower site   Owned
KMBC                       Office and Studio         Leased              53,749        2011
                           Office and Studio         Leased               4,765        2009
                           Transmission tower site   Owned
WDTN                       Office and studio         Owned               43,500
                           Transmission tower site   Owned

LEGAL PROCEEDINGS

  From time to time, the Hearst Broadcast Group becomes involved in various claims and lawsuits that are incidental to the conduct of its business. There are no legal proceedings pending against the Hearst Broadcast Group that, in the opinion of the Hearst Broadcast Group's management, are likely to have a material adverse effect on the Hearst Stations or the Hearst Broadcast Group's consolidated financial condition or results of operations.

                       SELECTED FINANCIAL DATA OF ARGYLE

  The selected financial data of Argyle should be read in conjunction with Argyle's historical and pro forma financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The historical financial data for the years ended December 31, 1992, 1993 and 1994 have been derived from the audited combined financial statements of the Northstar Stations, the accounting predecessor to Argyle. The historical financial data for the years ended December 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Argyle. The historical financial data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited condensed consolidated financial statements of Argyle. The pro forma consolidated financial data for the year ended December 31, 1996 and for the three months ended March 31, 1996 and 1997 have been prepared as if the acquisition of KHBS and KHOG (the "Arkansas Stations"), acquired effective June 1, 1996; the Clear Channel Venture, which occurred effective July 1, 1996; and the Gannett Swap, which occurred effective January 31, 1997, had been completed at the beginning of the periods presented. Such pro forma data is not necessarily indicative of the actual results that would have occurred or of results that may occur.

  The historical financial data for the three months ended March 31, 1996 and 1997 are unaudited but, in the opinion of Argyle management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. Results for the three months ended March 31, 1997 are not necessarily indicative of the results for a full year.

                                    YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED MARCH 31,
                     -----------------------------------------------------------  ------------------------------------
                                                                        ARGYLE                            ARGYLE
                      PREDECESSOR HISTORICAL      ARGYLE HISTORICAL    PRO FORMA  ARGYLE HISTORICAL      PRO FORMA
                     ---------------------------  -------------------  ---------  ------------------  ----------------
                       1992     1993      1994     1995(A)   1996(B)    1996(C)   1996(B)   1997(D)   1996(C)  1997(C)
                     --------  -------  --------  ---------  --------  ---------  --------  --------  -------  -------
   STATEMENT OF           (IN THOUSANDS)                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
 OPERATIONS DATA:
 ----------------
Total revenues.....  $ 27,103  $28,440  $ 34,538  $  46,944  $ 73,294  $ 84,243   $ 15,495  $ 17,879  $18,326  $18,854
Station operating
 expenses..........    13,209   14,295    16,430     23,603    37,639    41,772      8,898    10,781   10,661   11,055
Write-down of
 intangible assets
 ..................    25,500       --        --         --        --        --         --        --       --       --
Amortization of
 program rights....     4,670    3,876     3,600      3,961     4,725     5,225      1,289     1,057    1,147    1,073
Depreciation and
 amortization......     3,511    2,884     3,126     12,294    23,965    26,075      4,986     6,558    6,267    6,696
                     --------  -------  --------  ---------  --------  --------   --------  --------  -------  -------
Station operating
 income (loss).....   (19,787)   7,385    11,382      7,086     6,965    11,171        322      (517)     251       30
Corporate
 expenses..........       786    1,174     1,103      2,324     4,285     4,285        983     1,008      983    1,008
Non-cash
 compensation
 expense...........        --       --        --        675       675       675        169       260      169      260
                     --------  -------  --------  ---------  --------  --------   --------  --------  -------  -------
Operating income
 (loss)............   (20,573)   6,211    10,279      4,087     2,005     6,211       (830)   (1,785)    (901)  (1,238)
Interest expense,
 net...............     7,849    5,885     4,745     12,052    16,566    18,119      3,500     4,418    4,179    4,418
                     --------  -------  --------  ---------  --------  --------   --------  --------  -------  -------
Income (loss) from
 continuing
 operations before
 income taxes......   (28,422)     326     5,534     (7,965)  (14,561)  (11,908)    (4,330)   (6,203)  (5,080)  (5,656)
Income taxes.......        --      301       170         --        --        --         --        --       --       --
                     --------  -------  --------  ---------  --------  --------   --------  --------  -------  -------
Income (loss) from
 continuing
 operations........   (28,422)      25     5,364     (7,965)  (14,561) ($11,908)    (4,330)   (6,203) ($5,080) ($5,656)
Cumulative effect
 of a change in
 accounting
 principle (e).....        --     (213)       --         --        --        --         --        --       --       --
Extraordinary
 item(f)...........        --       --      (774)    (7,842)       --        --         --        --       --       --
                     --------  -------  --------  ---------  --------  --------   --------  --------  -------  -------
Net income (loss)
 ..................  $(28,422) $  (188) $  4,590  $ (15,807) $(14,561) $(11,908)  $ (4,330) $ (6,203) $(5,080) $(5,656)
                     ========  =======  ========
Less preferred
 stock dividends
 (g)...............                                      --      (829)   (1,422)        --      (356)    (356)    (356)
                                                  ---------  --------  --------   --------  --------  -------  -------
Loss applicable to
 common stock......                               $ (15,807) $(15,390) $(13,330)  $ (4,330) $ (6,559) $(5,436) $(6,012)
                                                  =========  ========  ========   ========  ========  =======  =======
Loss per common
 share.............                               $   (1.25) $  (1.37) $  (1.17)  $  (0.39) $  (0.58) $ (0.48) $ (0.53)
Number of shares
 used in per share
 calculation.......                                   6,388    11,246    11,347     11,119    11,347   11,347   11,347
OTHER DATA:
Broadcast cash
 flow, as
 defined(h)........  $  9,577  $ 9,868  $ 14,223  $  20,440  $ 31,889  $ 37,800   $  5,800  $  5,869  $ 6,616  $ 6,693
Broadcast cash flow
 margin(i).........      35.3%    34.7%     41.2%      43.5%     43.5%     44.8%      37.4%     32.8%    36.1%    35.5%
Operating cash
 flow, as
 defined(j)........  $  8,791  $ 8,694  $ 13,120  $  18,116  $ 27,604  $ 33,515   $  4,817  $  4,861  $ 5,633  $ 5,685
Operating cash flow
 margin(k).........      32.4%    30.6%     38.0%      38.6%     37.7%     39.7%      31.1%     27.2%    30.7%    30.2%
Cash flow from
 operating
 activities........  $  9,681  $ 9,734  $ 12,774  $   6,859  $  6,943       N/A   $  3,640  $  5,003      N/A      N/A
Cash flow used in
 investing
 activities........  $   (666) $(1,103) $   (668) $(237,501) $(28,745)      N/A   $ (3,437) $(22,357)     N/A      N/A
Cash flow from
 (used in)
 financing
 activities........  $ (9,727) $(8,734) $(10,887) $ 232,846  $ 20,545       N/A   $    (40) $ 19,644      N/A      N/A
Capital
 expenditures......  $    669  $ 1,136  $    701  $   3,767  $  6,633             $  2,449  $  1,436
Program payments ..  $  4,317  $ 4,277  $  3,885  $   2,901  $  3,766  $  4,671   $    797  $  1,229  $ 1,049  $ 1,106
BALANCE SHEET DATA
 (AT PERIOD END):
Cash and cash
 equivalents.......  $    196  $    93  $  1,313  $   2,206  $    949  $    736   $  2,369  $  3,239
Total assets.......    79,079   76,015    78,575    291,141   328,608   356,974    287,937   360,619
Total debt
 (including current
 portion)..........    66,635   63,235    42,670    150,000   171,500   191,500    150,000   191,500
Stockholders'
 equity
 (deficit)(l)......    (3,078)  (3,440)   24,513    116,293   129,152   144,082    112,108   139,256

                       See notes on the following page.

NOTES TO SELECTED FINANCIAL DATA OF ARGYLE:

(a) Includes the results of operations of Argyle, the results of operations of the acquired WZZM (Grand Rapids, MI), WAPT (Jackson, MS) and WNAC (Providence, RI) for the full period, the results of operations of the acquired KITV (Honolulu, HI) from June 13, 1995 and the results of operations of the acquired WGRZ (Buffalo, NY) from December 5, 1995.
(b) Includes the results of operations of Argyle, the results of operations of the acquired Arkansas Stations from June 1, 1996 and the Clear Channel Venture from July 1, 1996.
(c) As to 1996, gives effect to the acquisition of the Arkansas Stations, the Clear Channel Venture and the Gannett Swap as if all such transactions had occurred at the beginning of 1996. As to 1997, gives effect to the Gannett Swap as if such had occurred at the beginning of 1997. The acquisitions have been accounted for using the purchase method of accounting.
(d) Includes the results of operations of Argyle and the effect on the Gannett Swap, which occurred effective January 31, 1997.
(e) Represents the cumulative effect of the adoption of SFAS No. 109, "Accounting for Income Taxes."
(f) Represents the write-offs of unamortized financing costs due to early extinguishment of bank debt.
(g) Dividends associated with preferred stock related to the acquisition of the Arkansas Stations.
(h) Broadcast cash flow is defined as station operating income (loss), plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments. Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(i) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.
(j) Operating cash flow is defined as operating income (loss), plus depreciation and amortization, write down of intangible assets and amortization of program rights, minus program payments, plus non-cash compensation expense. Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(k) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.
(l) Argyle has not paid any dividends on its common stock since inception. (See footnote (g) above.)

       SELECTED HISTORICAL FINANCIAL DATA OF THE HEARST BROADCAST GROUP

  The selected combined financial data of the Hearst Broadcast Group should be read in conjunction with the Hearst Broadcast Group's historical financial statements and notes thereto included elsewhere herein and "Hearst Broadcast Group's Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical financial data for the three months periods ended March 31, 1996 and 1997 and for the years ended December 31, 1992 and 1993 have been derived from the unaudited combined financial statements of the Hearst Broadcast Group. The historical financial data for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited combined financial statements of the Hearst Broadcast Group.

  The historical financial data for the years ended December 31, 1992 and 1993 and for the three months ended March 31, 1996 and 1997 are unaudited but, in the opinion of management of the Hearst Broadcast Group, have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. Results for the three months ended March 31, 1997 are not necessarily indicative of the results for a full year.

                                                                             THREE MONTHS
                                   YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                         ------------------------------------------------  ------------------
                           1992      1993      1994      1995      1996      1996      1997
                         --------  --------  --------  --------  --------  --------  --------
                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues.......... $221,159  $224,067  $259,459  $279,340  $283,971  $ 61,945    62,053
Station operating
 expenses...............  106,430   103,880   106,281   117,535   121,501    29,908    30,079
Amortization of program
 rights.................   36,768    37,087    40,266    38,619    40,297    10,366     9,519
Depreciation and
 amortization...........   26,107    26,008    23,071    22,134    16,971     4,292     4,088
                         --------  --------  --------  --------  --------  --------  --------
Station operating
 income.................   51,854    57,092    89,841   101,052   105,202    17,379    18,367
Corporate expenses......    5,657     5,924     8,007     7,857     7,658     1,914     2,129
                         --------  --------  --------  --------  --------  --------  --------
Operating income........   46,197    51,168    81,834    93,195    97,544    15,465    16,238
Interest expense, net...   22,510    22,773    22,678    22,218    21,235     5,335     5,101
                         --------  --------  --------  --------  --------  --------  --------
Income from continuing
 operations before
 income taxes...........   23,687    28,395    59,156    70,977    76,309    10,130    11,137
Income taxes............   10,658    17,123    25,265    30,182    31,907     4,349     4,741
                         --------  --------  --------  --------  --------  --------  --------
Net income.............. $ 13,029  $ 11,272  $ 33,891  $ 40,795  $ 44,402  $  5,781  $  6,396
                         ========  ========  ========  ========  ========  ========  ========
OTHER DATA:
Broadcast cash flow, as
 defined(a)............. $ 82,077  $ 82,626  $113,999  $123,038  $117,947  $ 20,381  $ 22,330
Broadcast cash flow
 margin(b)..............     37.1%     36.9%     43.9%     44.0%     41.5%     32.9%     36.0%
Operating cash flow, as
 defined(c)............. $ 77,891  $ 79,147  $108,749  $117,087  $109,457  $ 15,119  $ 16,007
Operating cash flow
 margin(d)..............     35.2%     35.3%     41.9%     41.9%     38.5%     24.4%     25.8%
Cash Flows from
 Operating Activities...      N/A       N/A  $ 44,460  $ 61,185  $ 65,802  $ 18,302  $ 14,338
Cash Flows used in
 Investing Activities...      N/A       N/A  $ (8,430) $ (8,621) $ (7,764) $ (1,793) $ (1,419)
Cash Flows used in
 Financing Activities...      N/A       N/A  $(33,584) $(52,020) $(58,145) $(15,154) $(12,041)
Capital expenditures.... $  6,398  $  4,879  $  8,430  $  8,621  $  7,764  $  1,793  $  1,419
Program payments ....... $ 32,652  $ 37,561  $ 39,179  $ 38,767  $ 44,523  $ 11,656  $  9,644
BALANCE SHEET DATA:
Cash and cash
 equivalents............      N/A       N/A  $  2,446  $  2,990  $  2,882  $  4,345  $  3,760
Total assets............      N/A       N/A  $387,984  $385,406  $366,956  $358,389  $345,426
Due to Parent Company
 and Affiliates.........      N/A       N/A  $283,988  $272,762  $259,020  $263,391  $253,375

                       See notes on the following page.

NOTES TO THE SELECTED HISTORICAL FINANCIAL DATA OF THE HEARST BROADCAST GROUP:

(a) Broadcast cash flow is defined as station operating income, plus depreciation and amortization, plus amortization of program rights, and minus program payments. Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.
(b) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.
(c) Operating cash flow is defined as operating income, plus depreciation and amortization, plus amortization of program rights, minus program payments, and adjusted for non-cash compensation expense. Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principals. This measure may not be comparable to similarly titled measures used by other companies.
(d) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.

         SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE

  The selected unaudited pro forma financial data of Hearst-Argyle should be read in conjunction with Hearst-Argyle's unaudited pro forma combined condensed financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The pro forma financial data for the year ended December 31, 1996 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the audited historical financial statements of the Hearst Broadcast Group. The pro forma financial data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited pro forma combined condensed financial statements of Argyle and the unaudited historical financial statements of the Hearst Broadcast Group. The pro forma combined condensed financial statements have been prepared assuming the maximum amount of cash consideration, or approximately $160 million (maximum), and the minimum amount of cash consideration, $100 million (minimum).

                                                HEARST-ARGYLE PRO FORMA(A)
                                               ------------------------------
                                                YEAR ENDED    THREE MONTHS
                                               DECEMBER 31, ENDED MARCH 31,
                                               ------------ -----------------
                                                 1996(A)    1996(A)  1997(A)
                                               ------------ -------  --------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
MAXIMUM:
STATEMENT OF OPERATIONS DATA:
Total revenues................................   $370,249   $80,597  $ 81,321
Station operating expenses....................    163,273    40,569    41,134
Amortization of program rights................     45,522    11,513    10,592
Depreciation and amortization.................     32,050     8,062     8,287
                                                 --------   -------  --------
Station operating income......................    129,404    20,453    21,308
Corporate expenses............................     11,000     2,750     2,750
                                                 --------   -------  --------
Operating income..............................    118,404    17,703    18,558
Interest expense, net.........................     48,062    12,016    12,016
                                                 --------   -------  --------
Income from continuing operations before
 income taxes.................................     70,342     5,687     6,542
Income taxes..................................     30,847     2,799     3,130
                                                 --------   -------  --------
Income from continuing operations.............     39,495     2,888     3,412
Less preferred stock dividends................     (1,422)     (356)     (356)
                                                 --------   -------  --------
Earnings applicable to common stock...........   $ 38,073   $ 2,532  $  3,056
                                                 ========   =======  ========
Earnings per common share.....................   $   0.85   $  0.06  $   0.07
                                                 ========   =======  ========
Number of shares used in per share
 calculation(b)...............................     44,636    44,636    44,636
OTHER DATA:
Broadcast cash flow, as defined(c)............   $157,782   $27,575  $ 29,437
Broadcast cash flow margin(d).................      42.6%     34.2%     36.2%
Operating cash flow, as defined(e)............   $146,782   $24,825  $ 26,687
Operating cash flow margin(f).................      39.6%     30.8%     32.8%
Program payments(g)...........................   $ 49,194   $12,453  $ 10,750
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  6,999
Total assets.......................................................   879,428
Total debt.........................................................   656,500
Stockholders' equity...............................................    81,017

                       See notes on the following pages.

                                                HEARST-ARGYLE PRO FORMA(A)
                                               ------------------------------
                                                YEAR ENDED    THREE MONTHS
                                               DECEMBER 31, ENDED MARCH 31,
                                               ------------ -----------------
                                                 1996(A)    1996(A)  1997(A)
                                               ------------ -------  --------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
MINIMUM:
STATEMENT OF OPERATIONS DATA:
Total revenues................................   $370,249   $80,597  $ 81,321
Station operating expenses....................    163,273    40,565    41,134
Amortization of program rights................     45,522    11,513    10,592
Depreciation and amortization.................     31,848     8,011     7,807
                                                 --------   -------  --------
Station operating income......................    129,606    20,504    21,788
Corporate expenses............................     11,000     2,750     2,750
                                                 --------   -------  --------
Operating income..............................    118,606    17,754    19,038
Interest expense, net.........................     44,162    11,041    11,041
                                                 --------   -------  --------
Income from continuing operations before
 income taxes.................................     74,444     6,713     7,997
Income taxes..................................     32,542     3,199     3,702
                                                 --------   -------  --------
Income from continuing operations.............     41,902     3,514     4,295
Less preferred stock dividends................     (1,422)     (356)     (356)
                                                 --------   -------  --------
Earnings applicable to common stock...........   $ 40,480   $ 3,158  $  3,939
                                                 ========   =======  ========
Earnings per common share.....................   $   0.86   $  0.07  $   0.08
                                                 ========   =======  ========
Number of shares used in per share
 calculation(b)...............................     46,888    46,888    46,888
OTHER DATA:
Broadcast cash flow, as defined(c)............   $157,782   $27,575  $ 29,437
Broadcast cash flow margin(d).................       42.6%     34.2%     36.2%
Operating cash flow, as defined(e)............   $146,782   $24,825   $26,687
Operating cash flow margin(f).................       39.6%     30.8%     32.8%
Program payment(g)............................   $ 49,194   $12,453  $ 10,750
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  6,999
Total assets.......................................................   871,342
Total debt.........................................................   596,500
Stockholders' equity...............................................   132,931


                        See notes on the following page.

NOTES TO THE SELECTED UNAUDITED PRO FORMA FINANCIAL DATA OF HEARST-ARGYLE:

(a) Includes the unaudited pro forma combined results of operations of Argyle and the historical results of operations of the Hearst Broadcast Group on a combined pro forma basis as if the Hearst Transaction had occurred at the beginning of the periods presented. The data does not include the required divestiture of WNAC and WDTN. See "Unaudited Pro Forma Combined Condensed Financial Statements."

(b) Represents shares issued assuming the maximum cash payment or the minimum cash payment, as the case may be, and excludes any effect of preferred stock conversion and the effect of any Hearst-Argyle stock options.

(c) Broadcast cash flow is defined as station operating income, plus depreciation and amortization and write down of intangible assets, plus amortization of program rights, minus program payments. Pro forma broadcast cash flow would be $160,330 for the year ended December 31, 1996 and $28,334 for the three months ended March 31, 1996 using normalized program payments for each respective period. (See note (g) below.) Broadcast cash flow does not present a measure of operating results and does not purport to represent cash provided by operating activities. Broadcast cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(d) Broadcast cash flow margin is broadcast cash flow divided by total revenues, expressed as a percentage.

(e) Operating cash flow is defined as operating income, plus depreciation and amortization, and amortization of program rights, minus program payments and adjusted for any non-cash compensation expense. Pro forma operating cash flow would be $149,330 for the year ended December 31, 1996 and $25,584 for the three months ended March 31, 1996 using normalized program payments for each respective period. (See note (g) below.) Operating cash flow is presented here not as a measure of operating results, but rather as a measure of debt service ability. Operating cash flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. This measure may not be comparable to similarly titled measures used by other companies.

(f) Operating cash flow margin is operating cash flow divided by total revenues, expressed as a percentage.

(g) Program payments for the year ended December 31, 1996 and the quarter ended March 31, 1996 include $2.5 million and $0.8 million, respectively, of the last year of Hearst Broadcast Group scheduled program payments for a program which was replaced during the end of 1995. Without these amounts, program payments are normalized period to period.

                    UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements (the "Pro Forma Statements") give effect to the Hearst Transaction. Upon consummation of the Hearst Transaction, at the election of each Argyle stockholder and subject to the Limitations and Allocation Prorations, Argyle stockholders will receive (i) the Cash Consideration; (ii) the Stock Consideration; or, (iii) the Mixed Consideration. The Cash Election and the Stock Elections are subject to the Limitations and Allocation Prorations. The following Pro Forma Statements assume that the Argyle stockholders in the aggregate make elections to receive the maximum amount of cash consideration, or approximately $160 million (maximum) or the minimum amount of cash consideration, $100 million (minimum).

  For accounting purposes, Hearst has been deemed to be the acquiror of Argyle. Accordingly, the assets and liabilities of Argyle have been adjusted to the extent acquired by Hearst to their estimated fair values based upon preliminary purchase price allocation. The net assets of the Hearst Broadcast Group have been reflected at their historical cost basis.

  The unaudited pro forma combined condensed statements of operations for the three months ended March 31, 1996 and 1997 and for the year ended December 31, 1996 give effect to the Hearst Transaction as if it had occurred at the beginning of each period presented on both a maximum and minimum basis. The unaudited pro forma combined condensed statements of operations were prepared based upon the historical combined statements of operations of the Hearst Broadcast Group and the unaudited pro forma combined condensed statements of operations of Argyle. The unaudited pro forma combined condensed statements of operations of Argyle for 1996 give effect to the acquisition of the Arkansas Stations, the Clear Channel Venture and the Gannett Swap as if all such transactions had occurred at the beginning of 1996; and for 1997 give effect to the Gannett Swap as if such transaction had occurred at the beginning of 1997.

  The unaudited pro forma combined condensed balance sheets at March 31, 1997 give effect to the Hearst Transaction as if it had occurred on March 31, 1997 on both a maximum and minimum basis and is based upon the historical balance sheets of the Hearst Broadcast Group and Argyle.

  The Pro Forma Statements should be read in conjunction with the Hearst Broadcast Group and Argyle historical and pro forma financial statements included in this Proxy Statement/Prospectus.

  Economies of scale or synergies which may be available to the Hearst-Argyle stations as a result of the Merger were not considered in the Pro Forma Statements. The Pro Forma Statements are not necessarily indicative of the actual results of operations or financial position of Hearst-Argyle that would have occurred had the Hearst Transaction occurred on the dates indicated nor are they necessarily indicative of future operating results or financial position.

                                 HEARST-ARGYLE

         UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--MAXIMUM

                              AS OF MARCH 31, 1997

                                 (IN THOUSANDS)

                                         HEARST        HEARST        HEARST-
                            ARGYLE   BROADCAST GROUP TRANSACTION     ARGYLE    DIVESTITURE   PRO FORMA
                          HISTORICAL   HISTORICAL    ADJUSTMENTS    PRO FORMA  WNAC/WDTN(C) DIVESTITURE
                          ---------- --------------- -----------    ---------  ------------ -----------
ASSETS
Current assets:
 Cash and cash
  equivalents...........   $  3,239     $  3,760      $  40,000 (a) $  6,999     $   (171)   $  6,828
                                                        (40,000)(b)
 Accounts receivable,
  net...................     14,165       52,913                      67,078       (4,187)     62,891
 Program rights.........      8,428       16,277                      24,705       (2,465)     22,240
 Deferred tax asset.....                   2,985          5,600 (b)    8,585                    8,585
 Other..................      1,832        4,788                       6,620         (352)      6,268
                           --------     --------      ---------     --------     --------    --------
Total current assets....     27,664       80,723                     113,987       (7,175)    106,812
Property, plant and
 equipment, net.........     50,174       31,723                      81,897       (8,048)     73,849
Intangible assets, net..    236,782      231,112        183,842 (a)  651,736      (40,821)    610,915
Other:
 Deferred acquisition
  and financing costs,
  net...................      5,653                       6,000 (a)    6,000                    6,000
                                                         (5,653)(b)
 Program rights,
  noncurrent............      9,202          521                       9,723       (1,411)      8,312
 Other assets...........     14,738        1,347                      16,085         (195)     15,890
                           --------     --------      ---------     --------     --------    --------
Total assets............   $344,213     $345,426      $ 189,789     $879,428     $(57,650)   $821,778
                           ========     ========      =========     ========     ========    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and
  accrued liabilities...   $ 11,276     $ 13,308      $  20,000(a)  $ 44,584     $ (1,626)   $ 42,958
 Program rights
  payable...............      8,604       16,406                      25,010       (2,011)     22,999
 Other current
  liabilities...........        233        2,575                       2,808         (270)      2,538
                           --------     --------      ---------     --------     --------    --------
Total current
 liabilities............     20,113       32,289         20,000       72,402       (3,907)     68,495
Deferred tax liability..                  54,445                      54,445        9,103      63,548
Program rights payable,
 noncurrent.............      9,643        1,413                      11,056       (1,821)      9,235
Other liabilities.......        104        3,904                       4,008         (248)      3,760
Due to parent company...                 253,375       (253,375)(a)       --                       --
New credit facility                                     506,500 (b)  506,500      (60,777)    445,723
Existing credit
 facility...............     41,500                     (41,500)(b)       --                       --
Bridge debt.............                                200,000 (a)       --                       --
                                                       (200,000)(b)
Private placement debt..                                275,000 (a)       --                       --
                                                       (275,000)(b)
Senior subordinated
 notes..................    150,000                                  150,000                  150,000 (d)
Stockholders' equity:
 Preferred stock........          2                                        2                        2
 Series A common stock..         39                          21 (a)       60                       60
 Series B common stock..          1                         385 (a)      386                      386
 Series C common stock..         73                         (73)(a)       --                       --
 Additional paid-in
  capital...............    159,358                     (61,981)(a)   97,377                   97,377
 Retained earnings
  (deficit).............    (36,620)                     (5,653)(b)  (16,808)                 (16,808)
                                                         (3,500)(a)
                                                        (10,400)(b)
                                                         39,365 (a)
                           --------     --------      ---------     --------     --------    --------
Total stockholders'
 equity.................    122,853           --        (41,836)      81,017           --      81,017
                           --------     --------      ---------     --------     --------    --------
Total liabilities and
 stockholders' equity...   $344,213     $345,426      $ 189,789     $879,428     $(57,650)   $821,778
                           ========     ========      =========     ========     ========    ========

                       See notes on the following pages.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MAXIMUM
                          YEAR ENDED DECEMBER 31, 1996

                                                          HEARST
                                                        TRANSACTION   PRO FORMA
                          PRO FORMA  HISTORICAL HEARST AND FINANCING   HEARST-   DIVESTITURE   PRO FORMA
                           ARGYLE     BROADCAST GROUP   ADJUSTMENTS    ARGYLE    WNAC/WDTN(F) DIVESTITURE
                          ---------  ----------------- -------------  ---------  ------------ -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........  $ 84,243       $283,971         $ 2,035 (a) $370,249     $(24,488)   $345,761
Station operating
 expenses...............    41,772        121,501                      163,273      (14,708)    148,565
Amortization of program
 rights.................     5,225         40,297                       45,522                   45,522
Depreciation and
 amortization...........    26,075         16,971         (10,996)(b)   32,050       (2,960)     29,090
                          --------       --------         -------     --------     --------    --------
Station operating
 income.................    11,171        105,202          13,031      129,404       (6,820)    122,584
Corporate general and
 administrative
 expenses...............     4,285          7,658            (943)(c)   11,000                   11,000
Non-cash compensation
 expense................       675                           (675)(b)
                          --------       --------         -------     --------     --------    --------
Operating income
 (loss).................     6,211         97,544          14,649      118,404       (6,820)    111,584
Interest expense, net...    18,119         21,235           8,708 (d)   48,062       (3,951)     44,111
                          --------       --------         -------     --------     --------    --------
Income (loss) before
 income taxes...........   (11,908)        76,309           5,491       70,342       (2,869)     67,473
Income taxes............                   31,907          (1,060)(e)   30,847       (1,181)     29,666
                          --------       --------         -------     --------     --------    --------
Income (loss) from
 continuing operations..   (11,908)      $ 44,402         $ 7,001       39,495     $ (1,688)     37,807
                                         ========         =======                  ========
Less preferred stock
 dividends..............   (1,422)                                      (1,422)                  (1,422)
                          --------                                    --------                 --------
Earnings (loss)
 applicable to common
 stock..................  $(13,330)                                   $ 38,073                 $ 36,385
                          ========                                    ========                 ========
Earnings (loss) per
 common share...........  $  (1.17)                                   $   0.85                 $   0.82
                          ========                                    ========                 ========
Number of shares used in
 per share calculation..    11,347                                      44,636                   44,636


                       See notes on the following pages.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MAXIMUM
                       THREE MONTHS ENDED MARCH 31, 1996

                                                         HEARST
                                                       TRANSACTION   PRO FORMA
                          PRO FORMA HISTORICAL HEARST AND FINANCING   HEARST-  DIVESTITURE   PRO FORMA
                           ARGYLE    BROADCAST GROUP   ADJUSTMENTS    ARGYLE   WNAC/WDTN(F) DIVESTITURE
                          --------- ----------------- -------------  --------- ------------ -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........   $18,326       $61,945         $  326 (a)   $80,597    $(5,804)     $74,793
Station operating
 expenses...............    10,661        29,908                       40,569     (3,990)      36,579
Amortization of program
 rights.................     1,147        10,366                       11,513                  11,513
Depreciation and
 amortization...........     6,267         4,292         (2,497)(b)     8,062       (711)       7,351
                           -------       -------         ------       -------    -------      -------
Station operating
 income.................       251        17,379          2,823        20,453     (1,103)      19,350
Corporate general and
 administrative
 expenses...............       983         1,914           (147)(c)     2,750                   2,750
Non-cash compensation
 expense................       169                         (169)(b)
                           -------       -------         ------       -------    -------      -------
Operating income
 (loss).................      (901)       15,465          3,139        17,703     (1,103)      16,600
Interest expense, net...     4,179         5,335          2,502 (d)    12,016       (988)      11,028
                           -------       -------         ------       -------    -------      -------
Income (loss) before
 income taxes...........    (5,080)       10,130            637         5,687       (115)       5,572
Income taxes............        --         4,349         (1,550)(e)     2,799        (47)       2,752
                           -------       -------         ------       -------    -------      -------
Income (loss) from
 continuing operations..    (5,080)      $ 5,781         $2,187         2,888    $   (68)       2,820
                                         =======         ======                  =======
Less preferred stock
 dividends..............      (356)                                      (356)                   (356)
                           -------                                    -------                 -------
Earnings (loss)
 applicable to common
 stock..................   $(5,436)                                   $ 2,532                 $ 2,464
                           =======                                    =======                 =======
Earnings (loss) per
 common share...........   $ (0.48)                                   $  0.06                 $  0.06
                           =======                                    =======                 =======
Number of shares used in
 per share calculation..    11,347                                     44,636                  44,636


                       See notes on the following pages.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MAXIMUM
                       THREE MONTHS ENDED MARCH 31, 1997

                                                         HEARST
                                                       TRANSACTION   PRO FORMA
                          PRO FORMA HISTORICAL HEARST AND FINANCING   HEARST-  DIVESTITURE   PRO FORMA
                           ARGYLE    BROADCAST GROUP   ADJUSTMENTS    ARGYLE   WNAC/WDTN(F) DIVESTITURE
                          --------- ----------------- -------------  --------- ------------ -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........   $18,854       $62,053         $   414 (a)  $81,321    $(5,164)     $76,157
Station operating
 expenses...............    11,055        30,079                       41,134     (3,734)      37,400
Amortization of program
 rights.................     1,073         9,519                       10,592         22       10,614
Depreciation and
 amortization...........     6,696         4,088          (2,497)(b)    8,287       (714)       7,573
                           -------       -------         -------      -------    -------      -------
Station operating
 income.................        30        18,367           2,911       21,308       (738)      20,570
Corporate general and
 administrative
 expenses...............     1,008         2,129            (387)(c)    2,750                   2,750
Non-cash compensation
 expense................       260                          (260)(b)
                           -------       -------         -------      -------    -------      -------
Operating income
 (loss).................    (1,238)       16,238           3,558       18,558       (738)      17,820
Interest expense, net...     4,418         5,101           2,497 (d)   12,016       (988)      11,028
                           -------       -------         -------      -------    -------      -------
Income (loss) before
 income taxes...........    (5,656)       11,137           1,061        6,542        250        6,792
Income taxes............                   4,741          (1,611)(e)    3,130        102        3,232
                           -------       -------         -------      -------    -------      -------
Income (loss) from
 continuing operations..    (5,656)      $ 6,396         $ 2,672        3,412    $   148        3,560
                                         =======         =======                 =======
Less preferred stock
 dividends..............      (356)                                      (356)                   (356)
                           -------                                    -------                 -------
Earnings (loss)
 applicable to common
 stock..................   $(6,012)                                   $ 3,056                 $ 3,204
                           =======                                    =======                 =======
Earnings (loss) per
 common share...........   $ (0.53)                                   $  0.07                 $  0.07
                           =======                                    =======                 =======
Number of shares used in
 per share calculation..    11,347                                     44,636                  44,636


                       See notes on the following pages.

                                 HEARST-ARGYLE

         UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--MINIMUM

                              AS OF MARCH 31, 1997

                                 (IN THOUSANDS)

                                         HEARST        HEARST        HEARST
                            ARGYLE   BROADCAST GROUP TRANSACTION     ARGYLE    DIVESTITURE   PRO FORMA
                          HISTORICAL   HISTORICAL    ADJUSTMENTS    PRO FORMA  WNAC/WDTN(C) DIVESTITURE
                          ---------- --------------- -----------    ---------  ------------ -----------
ASSETS
Current assets:
 Cash and cash             $  3,239     $  3,760      $  40,000 (a) $  6,999     $   (171)   $  6,828
  equivalents...........                                (40,000)(b)
 Accounts receivable,
  net...................     14,165       52,913                      67,008       (4,187)     62,891
 Program rights.........      8,428       16,277                      24,705       (2,465)     22,240
 Deferred tax asset.....                   2,985          5,600 (b)    8,585                    8,585
 Other..................      1,832        4,788                       6,620         (352)      6,268
                           --------     --------      ---------     --------     --------    --------
Total current assets....     27,664       80,723          5,600      113,987       (7,175)    106,812
Property, plant and
 equipment, net.........     50,174       31,723                      81,987       (8,048)     73,849
Intangible assets, net..    236,782      231,112        175,756 (a)  643,650      (40,821)    602,829
Other:
 Deferral acquisition
  and financing costs,
  net...................      5,653                       6,000 (a)    6,000                    6,000
                                                         (5,653)(b)
 Program rights,
  noncurrent............      9,202          521                       9,723       (1,411)      8,312
 Other assets...........     14,738        1,347                      16,085         (195)     15,890
                           --------     --------      ---------     --------     --------    --------
Total assets............   $344,213     $345,426      $ 181,703     $871,342     $(57,650)   $813,692
                           ========     ========      =========     ========     ========    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and
  accrued liabilities...   $ 11,276     $ 13,308      $  20,000 (a) $ 44,584     $ (1,626)   $ 42,958
 Program rights
  payable...............      8,604       16,406                      25,010       (2,011)     22,999
 Other current
  liabilities...........        233        2,575                       2,908         (270)      2,538
                           --------     --------      ---------     --------     --------    --------
Total current
 liabilities............     20,113       32,289         20,000       72,402       (3,907)     68,495
Deferred tax liability..                  54,445                      54,445        9,103      63,548
Program rights payable,
 noncurrent.............      9,643        1,413                      11,056       (1,821)      9,235
Other liabilities.......        104        3,904                       4,008         (248)      3,760
Due to parent company...                 253,375       (253,375)(a)       --                       --
New credit facility.....                                446,500 (b)  446,500      (50,777)    385,723
Existing credit
 facility...............     41,500                     (41,500)(c)       --                       --
                                                        200,000 (a)
Bridge debt.............                               (200,000)(b)       --                       --
                                                        275,000 (a)
Private placement debt..                               (275,000)(b)       --                       --
Senior subordinated
 notes..................    130,000                                  150,000                  150,000 (d)
Stockholders' equity:
 Preferred stock........          2                                        2                        2
 Series A common stock..         39                          43 (a)       82                       82
 Series B common stock..          1                         385 (a)      386                      386
 Series C common stock..         73                         (73)(a)       --                       --
 Additional paid-in         159,358                      (8,259)(a)  151,100                  151,100
  capital...............
 Retained earnings          (36,620)                     (5,653)(b)  (18,639)                  18,639
  (deficit).............
                                                         (3,500)(a)
                                                        (10,400)(b)
                                                         37,535 (a)
                           --------     --------      ---------     --------     --------    --------
Total stockholders'
 equity.................    122,853           --         10,078      132,931           --     132,931
                           --------     --------      ---------     --------     --------    --------
Total liabilities and
 stockholders' equity...   $344,213     $345,426      $ 181,703     $871,342     $(57,650)   $813,692
                           ========     ========      =========     ========     ========    ========

                       See notes on the following pages.

  UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MINIMUM YEAR
                            ENDED DECEMBER 31, 1996

                                                          HEARST
                                                        TRANSACTION    PRO FORMA
                          PRO FORMA  HISTORICAL HEARST AND FINANCING    HEARST-   DIVESTITURE   PRO FORMA
                           ARGYLE     BROADCAST GROUP   ADJUSTMENTS     ARGYLE    WNAC/WDTN(F) DIVESTITURE
                          ---------  ----------------- -------------   ---------  ------------ -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........  $ 84,243       $283,971        $  2,035 (a)  $370,249     $(24,488)   $345,761
Station operating
 expenses...............    41,772        121,501             --        163,273      (14,708)    148,565
Amortization of program
 rights.................     5,225         40,297             --         45,522          --       45,522
Depreciation and
 amortization...........    26,075         16,971         (11,198)(b)    31,848       (2,960)     28,888
                          --------       --------        --------      --------     --------    --------
Station operating
 income.................    11,171        105,202          13,233       129,606       (6,820)    122,786
Corporate general and
 administrative
 expenses...............     4,285          7,658            (943)(e)    11,000          --       11,000
Non-cash compensation
 expense................       675            --             (675)(b)       --           --          --
                          --------       --------        --------      --------     --------    --------
Operating income
 (loss).................     6,211         97,544          14,851       118,606       (6,820)    111,786
Interest expense, net...    18,119         21,235           4,808 (d)    44,162       (3,951)     40,211
                          --------       --------        --------      --------     --------    --------
Income (loss) before
 income taxes...........   (11,908)        76,309          10,043        74,444       (2,869)     71,575
Income taxes............       --          31,907             635 (e)    32,542       (1,181)     31,361
                          --------       --------        --------      --------     --------    --------
Income (loss) from
 continuing operations..   (11,908)      $ 44,402        $  9,408        41,902       (1,688)     40,214
                                         ========        ========                   ========
Less preferred stock
 dividends..............    (1,422)                                      (1,422)                  (1,422)
                          --------                                     --------                 --------
Earnings (loss)
 applicable to common
 stock..................  $(13,330)                                    $ 40,480                 $ 38,792
                          ========                                     ========                 ========
Earnings (loss per
 common share...........  $  (1.17)                                    $   0.86                 $   0.83
                          ========                                     ========                 ========
Number of shares used in
 per share calculation..    11,347                                       46,888                   46,888


                       See notes on the following pages.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MINIMUM
                       THREE MONTHS ENDED MARCH 31, 1996

                                                         HEARST
                                                       TRANSACTION   PRO FORMA
                          PRO FORMA HISTORICAL HEARST AND FINANCING   HEARST   DIVESTITURE   PRO FORMA
                           ARGYLE    BROADCAST GROUP   ADJUSTMENTS    ARGYLE   WNAC/WDTN(F) DIVESTITURE
                          --------- ----------------- -------------  --------- ------------ -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........   $18,326       $61,945         $   326(a)   $80,597    $(5,804)     $74,793
Station operating
 expenses...............    10,661        29,908                       40,569     (3,990)      36,579
Amortization of program
 rights.................     1,147        10,366                       11,513                  11,513
Depreciation and
 amortization...........     6,267         4,292          (2,548)       8,011       (711)       7,300
                           -------       -------         -------      -------    -------      -------
Station operating
 income.................       251        17,379           2,874       20,504     (1,103)      19,401
Corporate general and
 administrative
 expenses...............       983         1,914            (147)(c)    2,750                   2,750
Non-cash compensation
 expense................       169                          (169)(b)
                           -------       -------         -------      -------    -------      -------
Operating income
 (loss).................      (901)       15,465           3,190       17,754     (1,103)      16,651
Interest expense, net...     4,179         5,335           1,527(d)    11,041       (988)      10,053
                           -------       -------         -------      -------    -------      -------
Income (loss) before
 income taxes...........    (5,080)       10,130           1,663        6,713       (115)       6,598
Income taxes............        --         4,349          (1,150)(c)    3,199        (47)       3,152
                           -------       -------         -------      -------    -------      -------
Income (loss) from
 continuing operations..    (5,080)      $ 5,781         $ 2,813        3,514    $   (68)       3,446
                                         =======         =======                 =======
Less preferred stock
 dividends..............      (356)                                      (356)                   (356)
                           -------                                    -------                 -------
Earnings (loss)
 applicable to common
 stock..................   $(5,436)                                   $ 3,158                 $ 3,090
                           =======                                    =======                 =======
Earnings (loss) per
 common share...........   $ (0.48)                                   $  0.07                 $  0.07
                           =======                                    =======                 =======
Number of shares used in
 per share calculation..    11,347                                     46,888                  46,888


                       See notes on the following pages.

    UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--MINIMUM
                       THREE MONTHS ENDED MARCH 31, 1997

                                                 HEARST
                                    HISTORICAL TRANSACTION
                                      HEARST       AND
                          PRO FORMA BROADCAST   FINANCING      PRO FORMA   DIVESTITURE   PRO FORMA
                           ARGYLE     GROUP    ADJUSTMENTS   HEARST-ARGYLE WNAC/WDTN(F) DIVESTITURE
                          --------- ---------- -----------   ------------- ------------ -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........   $18,854   $62,053     $   414 (a)    $81,321      $(5,164)     $76,157
Station operating
 expenses...............    11,055    30,079                     41,134       (3,734)      37,400
Amortization of program
 rights.................     1,073     9,519                     10,592           22       10,614
Depreciation and
 amortization...........     6,696     4,088      (2,977)(b)      7,807         (714)       7,093
                           -------   -------     -------        -------      -------      -------
Station operating
 income.................        30    18,367       3,391         21,788         (738)      21,050
Corporate general and
 administrative
 expenses...............     1,008     2,129        (387)(c)      2,750                     2,750
Non-cash compensation
 expense................       260                  (260)(b)
                           -------   -------     -------        -------      -------      -------
Operating income
 (loss).................    (1,238)   16,238       4,038         19,038         (738)      18,300
Interest expense, net...     4,418     5,101       1,522 (d)     11,041         (988)      10,053
                           -------   -------     -------        -------      -------      -------
Income (loss) before
 income taxes...........    (5,656)   11,137       2,516          7,997          250        8,247
Income taxes............               4,741      (1,039)(e)      3,702          102        3,804
                           -------   -------     -------        -------      -------      -------
Income (loss) from
 continuing operations..    (5,656)  $ 6,396     $ 3,555          4,295      $   148        4,443
                                     =======     =======                     =======
Less preferred stock
 dividends..............      (356)                                (356)                     (356)
                           -------                              -------                   -------
Earnings (loss)
 applicable to common
 stock..................   $(6,012)                             $ 3,939                   $ 4,087
                           =======                              =======                   =======
Earnings (loss) per
 common share...........   $ (0.53)                             $   .08                   $   .09
                           =======                              =======                   =======
Number of shares used in
 per share calculation..    11,347                               46,888                    46,888


                       See notes on the following pages.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The pro forma combined condensed financial statements reflect the following:

    (i) The issuance of 38,611,002 shares of Series B Common Stock in exchange for the Contribution and the Merger.

    (ii) The exchange of 6,025,319 shares of Hearst-Argyle Series A Common Stock and approximately $160 million cash (maximum cash payment) or $100 million cash (minimum cash payment) for all of the outstanding Series A Common Stock and outstanding options. Holders of in excess of 75% of the outstanding options have agreed to make an Election with respect to such options other than a Rollover Election, and therefore such options will not be outstanding after the Merger. The remaining 25% of the outstanding options have an average exercise price of $16.07 per share, and given that
  (i) the Cash Consideration is $26.50; (ii) a majority of these options were granted more than two years ago; and, (iii) these optionholders have not previously had an opportunity to access the value of the stock options because a Form S-8 Registration Statement has not been filed for Argyle's current option plan, the pro forma combined condensed financial statements assume that the holders of these options also will make an Election other than a Rollover Election.

    (iii) Refinancing of certain existing indebtedness with borrowings under the New Credit Facility. The four pieces of existing indebtedness are the Bridge Debt, the Existing Credit Facility, the Private Placement Debt and the Senior Subordinated Notes. The New Credit Facility specifically provides that borrowings under such facility may be used to refinance each piece of the existing indebtedness. See "The Hearst Transaction Proposal-- Financing the Hearst Transaction--The Chase Financing Commitment." The pro forma combined condensed financial statements assume that (i) the Bridge Debt is refinanced with borrowings under the New Credit Facility--this assumption was made because Chase is the lender under the Bridge Debt, and such refinancing has been discussed specifically with Chase; (ii) the Existing Credit Facility is refinanced with borrowings under the New Credit Facility--this assumption was made because Chase is the agent for the lenders under the Existing Credit Facility, and such refinancing has been discussed specifically with Chase and such lenders; (iii) the Private Placement Debt and applicable make-whole premium is refinanced and paid with borrowings under the New Credit Facility--this assumption was made because (x) the assumption of the Private Placement Debt is subject to the consent of the lenders of such indebtedness, and as of July 31, 1997, such lenders had not provided this consent, and (y) at the closing of the Hearst Transaction, Hearst-Argyle would not satisfy certain of the covenants and conditions of the agreements governing the Private Placement Debt (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--Hearst Private Placement Debt."); and, (iv) the Senior Subordinated Notes remain outstanding and are not refinanced--this assumption was made because the current trading price of such notes is above the amount that Argyle is required to offer to repurchase such notes (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--Argyle's Existing Indebtedness").

    (iv) Argyle's outstanding convertible preferred stock is not converted into common stock at or before the time of the Merger. Argyle believes that the preferred stock will not be converted because (i) only one of the two series of preferred stock outstanding is convertible by its terms at this time and (ii) the series of preferred stock that is currently convertible has a conversion price of $35 (or, in other words, can be converted into one share of Series A Common Stock for each $35 of liquidation preference carried by the preferred stock), which is significantly less than the $26.50 Cash Consideration.

    (v) The divestiture of WNAC for $47.5 million and WDTN at its net book value with the proceeds used to retire indebtedness under the New Credit Facility.

  For accounting purposes, the Hearst Transaction is viewed as an acquisition of Argyle by Hearst with a simultaneous transfer of the Hearst Broadcast Group to Argyle. Accordingly, for accounting purposes, the net assets of Argyle will be adjusted to the extent acquired by Hearst to their estimated fair values; the capital structure of Hearst-Argyle will be adjusted to reflect its anticipated capital structure; and paid-in capital of Hearst-Argyle will be adjusted for the difference. The net assets of the Hearst Broadcast Group will be reflected at their historical cost basis.

  For purposes of the Pro Forma Statements, the estimated purchase price of Argyle was determined as follows assuming the Maximum Cash Payment ($160 million) and the Minimum Cash Payment ($100 million):

                                                   MAXIMUM CASH   MINIMUM CASH
                                                      PAYMENT       PAYMENT
                                                   -------------  ------------
Series A Common Stock outstanding at March 31,
 1997 adjusted to reflect the conversion of
 Series B Common Stock and Series C Common Stock
 and the effect of all outstanding Argyle
 Options.........................................     12,050,639    12,050,639
Value per share..................................  $       26.50  $      26.50
                                                   -------------  ------------
                                                   $ 319,342,000   319,342,000
Percentage acquired by Hearst assuming the
 maximum cash payment is elected.................             86%           82%
                                                   -------------  ------------
                                                   $ 274,634,000  $261,860,000
Estimated transaction costs......................     16,000,000    16,000,000
                                                   -------------  ------------
Total estimated purchase price...................  $ 290,634,000  $277,860,000
                                                   =============  ============

  For purposes of these Pro Forma Statements, the total estimated purchase price is allocated as follows:

Total estimated purchase price...................   $290,634,000  $277,860,000
86% (maximum) and 82% (minimum) of Argyle's net
 assets at March 31, 1997 adjusted for the
 charge-off of $5,653,000 in deferred financing
 costs and non-cash compensation expense related
 to the settlement of the Argyle Options of
 $3,500,000......................................   (100,792,000)  (96,104,000)
                                                   -------------  ------------
Estimated excess purchase price to be allocated..  $ 189,842,000  $181,756,000
                                                   =============  ============
Allocations:
Intangibles (principally goodwill)...............  $ 183,842,000  $175,756,000
Deferred financing costs.........................      6,000,000     6,000,000
                                                   -------------  ------------
                                                   $ 189,842,000  $181,756,000
                                                   =============  ============

  The estimated purchase price and the resulting allocations are based on management's preliminary estimations and have been made solely for purposes of developing the unaudited pro forma combined condensed financial statements. Any subsequent adjustments and any uncertainties affecting the pro forma presentation based upon such allocations are not expected to be significant.

  The pro forma combined condensed financial statements do not reflect the impact of the transfer of the surplus pension assets which would be utilized to reduce future expense associated with the new Hearst-Argyle defined benefit plans. See "Management of Hearst-Argyle After the Merger-Pension Plan Table."

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS ADJUSTMENTS:

(a) To reflect the Hearst Transaction and the adjustment to the extent acquired by Hearst of the net assets of Argyle to their estimated fair values including:
    Merger with Cash Sub.
    Issuance of 38,611,002 shares of Hearst-Argyle Series B Common Stock to Hearst and Cash Sub for the net assets of the Hearst Broadcast Group and in the Merger, substitution of Hearst's $275 million Private Placement Debt and Net Asset adjustment of approximately $18 million. Hearst may elect to take the value of the Net Asset adjustment in the form of Hearst-Argyle Series B Common Stock, which would have equaled, assuming a March 31, 1997 closing, approximately 680,000 shares.

         Conversion of Series B Common Stock and Series C Common Stock into Series A Common Stock and the effect of the existing Argyle Options. Redemption of Series A Common Stock for approximately $160 million cash (maximum cash payment) or $100 million cash (minimum cash payment). Adjustment of Argyle intangible assets to estimated fair value. Write-off of deferred stock option compensation expense in connection with the exercise of all existing Argyle Options.

(b) To reflect the refinancing of the Bridge Debt, Existing Credit Facility and the Private Placement Debt with borrowings under the New Credit Facility and available cash and the write-off of unamortized financing fees related to the Existing Credit Facility and the payment of make-whole premium related to the Private Placement Debt. The four pieces of existing indebtedness are the Bridge Debt, the Existing Credit Facility, the Private Placement Debt and the Senior Subordinated Notes. The New Credit Facility specifically provides that borrowings under such facility may be used to refinance each piece of the existing indebtedness. See "The Hearst Transaction Proposal--Financing the Hearst Transaction--The Chase Financing Commitment." The pro forma combined condensed financial statements assume that (i) the Bridge Debt is refinanced with borrowings under the New Credit Facility--this assumption was made because Chase is the lender under the Bridge Debt, and such refinancing has been discussed specifically with Chase; (ii) the Existing Credit Facility is refinanced with borrowings under the New Credit Facility--this assumption was made because Chase is the agent for the lenders under the Existing Credit Facility, and such refinancing has been discussed specifically with Chase and such lenders; (iii) the Private Placement Debt and applicable make-whole premium is refinanced and paid with borrowings under the New Credit Facility--this assumption was made because (x) the assumption of the Private Placement Debt is subject to the consent of the lenders of such indebtedness, and as of July 31, 1997, such lenders had not provided this consent, and (y) at the closing of the Hearst Transaction, Hearst-Argyle would not satisfy certain of the covenants and conditions of the agreements governing the Private Placement Debt (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--Hearst Private Placement Debt."); and, (iv) the Senior Subordinated Notes remain outstanding and are not refinanced--this assumption was made because the current trading price of such notes is above the amount that Argyle is required to offer to repurchase such notes (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--Argyle's Existing Indebtedness").

(c) Upon consummation of the Hearst Transaction, Hearst-Argyle will own televisions stations in two areas (Boston and Providence, and Dayton and Cincinnati) with overlapping service contours in violation of the FCC's local ownership rules. The FCC's rules prohibit the ownership of two stations in the same geographic area whose service contours overlap. Accordingly, Hearst-Argyle will be required to divest one station in each of the aforementioned areas. A letter of intent has been signed to divest WNAC for $47.5 million, and Argyle and Hearst currently are in negotiations with a third party to divest WDTN. If either or both of these stations are sold for cash, the proceeds of such sale will be used to reduce indebtedness under the New Credit Facility (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--The Chase Financing Commitment"), and therefore the pro forma balance sheets reflect a reduction in the New Credit Facility by an amount equal to the sum of $47.5 million for WNAC and WDTN's net book value of $13.3 million. While net book value has been used in the unaudited combined condensed financial statements for the divestiture of WDTN because no other valuation currently can be based on an independent, third party offer, divestiture of WDTN at net book value would be equivalent to selling WDTN at a price equal to less than three times WDTN's 1996 broadcast cash flow. Given the valuations of broadcasting properties in recent transactions, including the valuation of Argyle implicit in the Hearst Transaction (see "The Hearst Transaction Proposal--Fairness Opinion--Transaction Value and Multiple Analysis" and "--Analysis of Value to Argyle Stockholders"), Argyle management believes that the divestiture of WDTN will occur at a valuation significantly higher than its net book value. See "The Hearst Transaction Proposal--Regulatory Approvals."

(d) Assumes that upon consummation of the Hearst Transaction, all of the Senior Subordinated Notes will remain outstanding and will not be refinanced. If the Senior Subordinated Notes are required to be refinanced, it is anticipated that Hearst-Argyle will do so with borrowings under the New Credit Facility. Fees associated with this possible refinancings would approximate $1.5 million and would be funded by the New Credit Facility.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS ADJUSTMENTS:

(a) The fees associated with Hearst-Argyle's provision of certain management services to Hearst with respect to KCWB, WWWB, WPBF and WBAL/WIYY from the beginning of the periods presented.
(b) The conforming of accounting policies related to stock based compensation and the amortization of intangible assets resulting from purchase accounting adjustments, net of amortization already recorded in the historical financial statements. The estimated useful lives used for these intangible assets were as follows: Goodwill--40 years; FCC licenses--40 years; network affiliation agreements--40 years and other intangibles assets--2 to 5 years.
(c) The change in corporate expenses associated with Hearst-Argyle's new organizational structure, including the Services Agreement (which includes certain administrative services such as accounting, financial, legal, tax, insurance, data processing and employee benefits) and other applicable agreements expected to be entered into upon consummation of the Merger.
(d) Interest expense on the pro forma debt and the amortization of deferred financing costs over the period of the related financings as follows:

                                             MAXIMUM CASH       MINIMUM CASH
                                                PAYMENT           PAYMENT
                                          ------------------- ----------------
                                                                         PRO
                                                                        FORMA
                                                    PRO FORMA   PRO    3/31/96
                                          PRO FORMA 3/31/96 &  FORMA      &
                                          12/31/96   3/31/97  12/31/96 3/31/97
                                          --------- --------- -------- -------
New Credit Facility at an assumed
 interest rate of 6.5%, net..............  $32,837   $ 8,210   28,937   7,235
Senior Subordinated Notes at an interest
 rate of 9.75%...........................   14,625     3,656   14,625   3,656
Amortization of deferred financing
 costs...................................      600       150      600     150
                                           -------   -------   ------  ------
                                           $48,062   $12,016   44,162  11,041
                                           =======   =======   ======  ======

    The pro forma statements of operations exclude the extraordinary charge related to the Private Placement Debt make-whole premium of $16 million and related tax benefit of $5.6 million.
(e) Estimated income tax effect of the above adjustments, after giving consideration to the tax sharing agreement that is expected to be entered into upon consummation of the Merger.
(f) Upon completion of the Hearst Transaction, Hearst-Argyle will own television stations in two areas (Boston and Providence, and Dayton and Cincinnati) with overlapping service contours in violation of the FCC's local ownership rules. The FCC's rules prohibit the ownership of two stations in the same geographic area whose service contours overlap. Accordingly, Hearst-Argyle will be required to divest one station in each of the aforementioned areas. A letter of intent has been signed to divest WNAC for $47.5 million, and Argyle and Hearst currently are in negotiations with a third party to divest WDTN. If either or both of these stations are sold for cash, the proceeds of such sale will be used to reduce indebtedness under the New Credit Facility (see "The Hearst Transaction Proposal--Financing the Hearst Transaction--The Chase
    Financing Commitment"), and therefore the pro forma statements of operations reflect the effects of a reduction in the New Credit Facility by an amount equal to the sum of $47.5 million for WNAC and WDTN's net book value of $13.3 million. While net book value has been used in the unaudited combined condensed financial statements for the divestiture of WDTN because no other valuation currently can be based on an independent, third-party offer, a divestiture of WDTN at net book value would be equivalent to selling WDTN at a price equal to less than three times
    WDTN's 1996 broadcast cash flow. Given the valuations of broadcasting properties in recent transactions, including the valuation of Argyle implicit in the Hearst Transaction (see "The Hearst Transaction Proposal-- Fairness Opinion--Transaction Value and Multiple Analysis" and "--Analysis of Value to Argyle Stockholders"), Argyle management believes that the divestiture of WDTN will occur at a valuation significantly higher than its net book value. See "The Hearst Transaction Proposal--Regulatory Approvals."

PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS OF ARGYLE TELEVISION,
INC.

  The Unaudited Pro Forma Combined Condensed Statements of Operations of Argyle for the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997 have been prepared as if the acquisition of the Arkansas Stations and the Clear Channel Venture and the Gannett Swap transactions had been completed as of the beginning of the periods presented. The acquisitions of the Arkansas Stations and the Clear Channel Venture and the Gannett Swap transactions are accounted for using the purchase method of accounting. Any subsequent adjustments and any uncertainties affecting the pro forma presentation are not expected to be significant. The pro forma statements of operations presented herein are not necessarily indicative of Argyle's results of operations that might have occurred had such transactions been completed at the beginning of the periods indicated and do not purport to represent Argyle's consolidated results of operations for any future period.
        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1996

                                       ARKANSAS                    CLEAR CHANNEL
                          HISTORICAL JANUARY 1 TO ACQUISITION         VENTURE        GANNETT SWAP      PRO FORMA
                          ARGYLE(A)  MAY 31, 1996 ADJUSTMENTS       ADJUSTMENTS      ADJUSTMENTS        ARGYLE
                          ---------- ------------ -----------      -------------     ------------      ---------
                                                       (IN THOUSANDS)
Total revenues..........   $ 73,294     $3,462                        $(1,843)(g)      $ 8,597 (h)     $ 84,243
                                                                          733 (c)
Station operating
 expenses...............     37,639      2,677        (459)(c)         (1,973)(c)(g)     5,475 (h)       41,772
                                                                                        (1,587)(c)
Amortization of program
 rights.................      4,725         88                                             412 (h)        5,225
Depreciation and
 amortization...........     23,965                  1,198 (d)(e)                          912 (d)(e)    26,075
                           --------     ------      ------            -------          -------         --------
Station operating income
 (loss).................      6,965        697        (739)               863            3,385           11,171
Corporate general and
 administrative
 expenses...............      4,285                                                                       4,285
Non-cash compensation
 expense................        675                                                                         675
                           --------     ------      ------            -------          -------         --------
Operating income
 (loss).................      2,005        697        (739)               863            3,385            6,211
Interest expense, net...     16,566                                                      1,553 (f)       18,119
                           --------     ------      ------            -------          -------         --------
Income (loss) from
 continuing operations..   $(14,561)    $  697      $ (739)           $   863          $ 1,832         $(11,908)
                           ========     ======      ======            =======          =======         ========

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1996

                                        ARKANSAS    CLEAR CHANNEL
                          HISTORICAL  JANUARY 1 TO     VENTURE       GANNETT SWAP     PRO FORMA
                          ARGYLE(A)  MARCH 31, 1996  ADJUSTMENTS     ADJUSTMENTS       ARGYLE
                          ---------- -------------- -------------    ------------     ---------
                                                  (IN THOUSANDS)
Total revenues..........   $15,495       $1,895         $(914)(g)       $1,556 (h)     $18,326
                                                          294 (c)
Station operating
 expenses...............     8,898        1,404          (710)(g)(c)     1,494 (h)      10,661
                                            (82)                          (343)(c)
Amortization of program
 rights.................     1,289           52          (305)             111 (h)       1,147
Depreciation and
 amortization...........     4,986          719                            562 (d)(e)    6,267
                           -------       ------         -----           ------         -------
Station operating income
 (loss).................       322         (198)          395             (268)            251
Corporate general and
 administrative
 expenses...............       983                                                         983
Non-cash compensation
 expense................       169                                                         169
                           -------       ------         -----           ------         -------
Operating income
 (loss).................      (830)        (198)          395             (268)           (901)
Interest expense, net...     3,500                        287 (f)          392 (f)       4,179
                           -------       ------         -----           ------         -------
Income (loss) from
 continuing operations..   $(4,330)      $ (198)        $ 108           $ (660)        $(5,080)
                           =======       ======         =====           ======         =======

                       See notes on the following pages.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1997

                                         HISTORICAL GANNETT SWAP     PRO FORMA
                                         ARGYLE(B)  ADJUSTMENTS       ARGYLE
                                         ---------- ------------     ---------
                                                  (IN THOUSANDS)
Total revenues..........................  $17,879      $ 975 (h)      $18,854
Station operating expenses..............   10,781        779 (h)       11,055
                                                        (505)(c)
Amortization of program rights..........    1,057         16 (h)        1,073
Depreciation and amortization...........    6,558        138 (d)(e)     6,696
                                          -------      -----          -------
Station operating income (loss).........     (517)       547               30
Corporate general and administrative
 expenses...............................    1,008                       1,008
Non-cash compensation expense...........      260                         260
                                          -------      -----          -------
Operating income (loss).................   (1,785)       547           (1,238)
Interest expense, net...................    4,418                       4,418
                                          -------      -----          -------
Income (loss) from continuing
 operations.............................  $(6,203)     $ 547          $(5,656)
                                          =======      =====          =======



                       See notes on the following pages.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS ADJUSTMENTS:

(a) Includes the results of operations of Argyle, the results of WZZM, WAPT, KITV, WGRZ; the Arkansas Stations from June 1, 1996; WNAC from January 1, to June 30, 1996; and Argyle's share of broadcast cash flows from the Clear Channel Venture from July 1, 1996.
(b) Includes the results of operations of Argyle, the results of WAPT, KITV, the Arkansas Stations, Argyle's share of broadcast cash flows from the Clear Channel Venture; WZZM and WGRZ for January only; and WLWT and KOCO for February and March.
(c) Reflects the elimination of certain expenses relating to employees who have either been terminated or will be terminated and not replaced and certain other expenses which would have been eliminated under Argyle's management and transition plan.
(d) Reflects change in depreciation expense due to purchase accounting adjustments to equipment and buildings, net of depreciation already recorded in the historical financial statements. The estimated useful lives used for equipment range from 5 to 25 years and the estimated useful life used for buildings range from 25 to 39 years.
(e) Reflects amortization of intangible assets resulting from purchase accounting adjustments, net of amortization already recorded in the historical financial statements. The estimated useful lives used for these intangible assets were as follows: FCC licenses and network affiliation agreements--15 years; other intangibles--2 to 5 years.
(f) Reflects interest expense recorded in conjunction with FASB Statement No. 119 relating to interest rate protection agreements, interest expense on the pro forma debt and the amortization of deferred financing costs over the period of the related financings.

                                                               THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                    YEAR ENDED --------------
                                                       1996     1996    1997
                                                    ---------- ------  ------
      The Notes at an interest rate of 9.75%.......  $14,625   $3,656  $3,656
      Fair value adjustments of interest rate
       protection agreements--non-cash.............   (1,151)    (580)   (328)
      Amortization of deferred financing costs.....      988      148     155
      Bank Credit Agreement at an assumed interest
       rate of 8.5%, net of interest income........    3,657      955     935
                                                     -------   ------  ------
                                                     $18,119   $4,179  $4,418
                                                     =======   ======  ======

(g) Reflects the inclusion of Argyle's share of WNAC/WPRI broadcast cash flow in miscellaneous revenues.
(h) Reflects the inclusion of WLWT and KOCO and the exclusion of WZZM and WGRZ results of operations from the beginning of the period.

        HEARST BROADCAST GROUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The financial results discussed below pertain only to the six television stations and Hearst Broadcasting Productions that are being contributed by Hearst to Argyle as part of the Contribution. Financial results from WWWB in Tampa-St. Petersburg, Florida, KCWB in Kansas City, Missouri and Hearst's radio stations are not included. These results also do not include financial results from WPBF in West Palm Beach-Ft. Pierce, Florida, which is in the process of being acquired by Hearst. These three television stations and two radio stations will be managed by Hearst-Argyle under the Management Agreement.

QUARTER ENDED MARCH 31, 1997 COMPARED WITH QUARTER ENDED MARCH 31, 1996

  Total Revenues. Total revenues for the quarter ended March 31, 1997 totaled $62.1 million, which was virtually flat with the first quarter of 1996 when revenues totaled $61.9 million. Advertising revenues in January and February were below last year's level due to decreased demand for advertising time, but improved in March (+3.7%).

  Station Operating Expenses. Station operating expenses totaled $30.1 million for the quarter ended March 31, 1997, up marginally from the first quarter of 1996 when station operating expenses totaled $29.9 million, an increase of $0.2 million or 0.7%.

  Amortization of Program Rights. Amortization of program rights in the quarter ended March 31, 1997 were $9.5 million compared to $10.4 million in the first quarter of 1996. This is due, in part, to the expiration of the Phil Donahue Show in Boston, Kansas City and Baltimore in 1996. This show was replaced by less expensive syndicated programming and network programming. Also, several sitcoms, which are written off on an accelerated basis, neared the end of their cycles or became fully amortized. Some of these shows were also replaced by less expensive syndicated shows or with network programming.

  Depreciation and Amortization. Depreciation and amortization of intangible assets totaled $4.1 million in the period ending March 31, 1997, compared to $4.3 million in the first quarter of 1996, a decrease of $0.2 million or 4.7%. This decrease is primarily a result of certain intangible assets becoming fully amortized at WCVB in the year ended December 31, 1996.

  Station Operating Income. Station operating income for the period ending March 31, 1997 was $18.4 million, compared to $17.4 million in the first quarter of 1996, an increase of $1.0 million or 5.8% for the reasons cited above.

  Corporate and General Administrative Expenses. Corporate and general administrative expenses were $2.1 million for the quarter ended March 31, 1997, compared to $1.9 million in the first quarter of 1996.

  Net Income. Net income totaled $6.4 million for the period ending March 31, 1997, compared to $5.8 million in the first quarter of 1996, an improvement of $0.6 million or 10.3% for the reasons discussed above.

  Broadcast Cash Flow. Broadcast cash flow totaled $22.3 million in the period ending March 31, 1997 compared to $20.4 million in the quarter ending March 31, 1996, an increase of $1.9 million or 9.3%. This increase in broadcast cash flow resulted principally from a reduction in film payments from period to period, which payments in the 1996 period included payments for programming that had been written down in 1994. Film payment obligations for this programming ended in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

  Total Revenues. Total revenues for the year ended December 31, 1996 were $284.0 million, an increase of $4.7 million or 1.7% over total revenues for the year ended December 31, 1995. WTAE, WBAL, KMBC and

WISN all enjoyed record revenue years in 1996. Their performance was offset by WCVB and WDTN. Both stations experienced difficult market conditions and some loss of market revenue share. WTAE and WBAL were both boosted by their first full year of the Oprah Winfrey Show. WBAL in Baltimore also benefitted from NBC's prime time performance and the Summer Olympics on NBC. All stations also benefitted from advertising revenues from candidates for office in the various federal, state and local elections that occurred in 1996. Revenues attributable to political advertising in 1996 were $13.8 million, compared to $2.2 million in 1995.

  Station Operating Expenses. Station operating expenses in the year ended December 31, 1996 were $121.5 million, up $4.0 million or 3.4% over station operating expenses in the year ending December 31, 1995. The increase in other operating expenses was offset by a $1.9 million decrease in expenses at Hearst Broadcasting Productions due in large part to the completion of the Popular Mechanics production for The Discovery Channel in 1995. News expenses at the stations were up in part due to convention and election coverage in the presidential election year.

  Amortization of Program Rights. Amortization of program rights in the year ended December 31, 1996 was $40.3 million, as compared to $38.6 million in the year ended December 31, 1995, an increase of $1.7 million or 4.3%. The increase is due primarily to the acquisition of the Oprah Winfrey Show in Baltimore and Pittsburgh. This show began airing on WBAL and WTAE in the fall of 1995. The full impact of amortization of program rights for these shows did not occur until the 1996 calendar year.

  Depreciation and Amortization. Depreciation and amortization of intangible assets was $17.0 million in the year ended December 31, 1996, as compared to $22.1 million in the year ended December 31, 1995, a decrease of approximately $5.2 million or 23.3%. This is due to a portion of the intangible assets becoming fully amortized at WCVB in the year ended December 31, 1995.

  Station Operating Income. Station operating income in the year ended December 31, 1996 was $105.2 million, compared to $101.1 million in the same period in 1995, an increase of $4.1 million or 4.1% for the reasons discussed above.

  Corporate General and Administrative Expense. Corporate and general administrative expenses were $7.7 million in the year ended December 31, 1996, compared to $7.9 million in the year ended December 31, 1995, a decrease of $.2 million or 2.5%.

  Net Income. Net income totaled $44.4 million in the year ending December 31, 1996, compared to $40.8 million in the year ended December 31, 1995, an increase of $3.6 million or 8.8% due to the reasons discussed above.

  Broadcast Cash Flow. Broadcast cash flow totalled $117.9 million in the year ended December 31, 1996 compared to $123.0 million in the year ended December 31, 1995. While total revenues in 1996 increased over 1995 by $0.7 million more than station operating expenses in 1996 increased over 1995, broadcast cash flow in 1996 declined from 1995 principally as the result of a higher level of film payments. This higher level of film payments was caused by the acquisition of programming at higher rates and primarily by the making of certain film payments in 1996 relating to programming that was written down in 1994.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

  Total Revenues. Total revenues for the year ended December 31, 1995 were $279.3 million, an increase of $19.9 million or 7.7% over total revenues for the year ended December 31, 1994. WBAL switched from CBS to NBC in January 1995 and received an increase in network compensation. In addition, the ABC affiliates received a significant increase in compensation effective with the beginning of the 1994/95 broadcast season. WTAE and WBAL also benefitted from the acquisition of the Oprah Winfrey Show in the fall of 1995. WBAL also benefitted from the switch to NBC and its prime time performance.

  Station Operating Expenses. Station operating expenses for the year ended December 31, 1995 were $117.5 million, up $11.2 million or 10.5% from the year ended December 31, 1994. This was, in part, caused by an increase in music license fees of $4.5 million due to a non-recurring credit received in 1994. The group also experienced an increase in expense at Hearst Broadcasting Productions due to increased activity levels and the production of the Popular Mechanics series for The Discovery Channel.

  Amortization of Program Rights. Amortization of program rights in the year ended December 31, 1995 totaled approximately $38.6 million, a decrease of $1.6 million or 4.1% from the year ended December 31, 1994. This was in large part due to a one time write off of the Phil Donahue Show in Boston and Kansas City and sitcoms in Pittsburgh and Baltimore in 1994. These shows were moved to lower revenue generating time periods.

  Depreciation and Amortization. Depreciation and amortization of intangible assets totaled $22.1 million for the year ended December 31, 1995, compared to $23.1 million for the year ended December 31, 1994. This decrease was due to a portion of the intangible assets becoming fully amortized by WCVB in the year ended December 31, 1994.

  Station Operating Income. Station operating income in the year ended December 31, 1995 was $101.1 million, compared to $89.8 million for the year ended December 31, 1994, an increase of $11.3 million or 12.6% for the reasons discussed above.

  Corporate General and Administrative Expenses. Corporate general and administrative expenses were virtually flat at approximately $7.9 million for the year ended December 31, 1995, compared to $8.0 million for the year ended December 31, 1994.

  Net Income. Net income totaled $40.8 million for the year ended December 31, 1995, compared to $33.9 million for the year ended December 31, 1994, an increase of $6.9 million or 20.4% for the reasons discussed above.

  Broadcast Cash Flow. Broadcast cash flow was $123.0 million in the year ended December 31, 1995, compared to $114.0 million in the year ended December 31, 1994, an increase of $9.0 million or 7.9%.

LIQUIDITY AND CAPITAL RESOURCES

  The Hearst Broadcast Group's primary source of liquidity is cash provided by operations. Cash requirements have been funded by the Hearst Broadcast Group's operating activities and historically, as needed, through intercompany advances from Hearst. Hearst continues to perform day-to-day cash management services for the Hearst Broadcast Group.

  Future cash requirements for investing activities are expected to include expenditures for plant and equipment (including DTV expenditures) and program rights. Because of capital expenditures associated with the implementation of DTV, Hearst Broadcast Group's management anticipates that expenditures for plant and equipment beginning in 1998 through the implementation period for DTV will be at significantly higher levels than both historical expenditures for plant and equipment, and what such future expenditures would be in the absence of DTV implementation. The specific amounts required for DTV implementation, and the specific timing of such expenditures, cannot be determined at this time. See "The Commercial Television Broadcast Industry-- Technology." The Hearst Broadcast Group expects to generate sufficient funds through operations to fund these activities.

  Net cash provided by operating activities for the quarter ended March 31, 1997 was $14.3 million, compared to $18.3 million in the first quarter of 1996. Net cash provided by operating activities for the year ended December 31, 1996 was $65.8 million, compared to $61.2 million for the year ended December 31, 1995.

  Net cash provided by operating activities for the year ended December 31, 1995 totaled $61.2 million compared to $44.5 million for the year ended December 31, 1994, an increase of $16.7 million or 37.5%. The improvement was, in part, due to the improvement in net income, a retroactive payment of approximately $2.0 million received in 1995 from the ABC network, which was attributable to a compensation rate increase in the fall of 1994, and a less dramatic increase in the year-end accounts receivable balance.

  The investing activities of the Hearst Broadcast Group represent purchases of plant and equipment and has remained fairly consistent for the periods presented. Net cash used in financing activities represent intercompany transactions with Hearst.

IMPACT OF INFLATION

  The impact of inflation on the Hearst Broadcast Group's operations has not been significant to date. There can be no assurance, however, that a high rate of inflation in the future would not have an adverse impact on the Hearst Broadcast Group's operating results.

                                CAPITALIZATION

  The following table sets forth the capitalization of Argyle as of March 31, 1997, and the pro forma capitalization of Hearst-Argyle after giving effect to the Hearst Transaction. The table presents a comparison of the pro forma capitalization of Hearst-Argyle after giving effect to the Hearst Transaction applying the minimum and maximum cash payments to Argyle stockholders in accordance with the Limitations and Allocation Prorations contained in the Merger Agreement. The pro forma capitalization presented is based on the assumption that the applicable number of shares of Series A Common Stock and Argyle Options are acquired for the Cash Consideration and the Option Cash, respectively. Such pro forma capitalization reflects certain expenses relating to the Hearst Transaction. See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions" and "The Merger Agreement--Merger Consideration and Conversion of Shares." The pro forma capitalization does not give effect to any future offering of shares of Hearst-Argyle Series A Common Stock or debt securities. See "The Hearst Transaction Proposal--Financing the Hearst Transaction." This table should be read in conjunction with the "Unaudited Pro Forma Combined Condensed Financial Statements" included elsewhere in this Proxy Statement/Prospectus and the Argyle and the Hearst Broadcast Group historical consolidated financial statements, including the notes thereto, which are included elsewhere in the Proxy Statement/Prospectus. See "Index to Historical Financial Statements."

                                                   ELIMINATION OF NET
                                   HEARST-ARGYLE BOOK VALUE OF WDTN AND  PRO FORMA
MINIMUM(A)                ARGYLE     PRO FORMA   SALES PRICE OF WNAC(B) DIVESTITURE
----------               --------  ------------- ---------------------- -----------
                                              (IN THOUSANDS)
Borrowings:
 Existing credit
  facility.............. $ 41,500    $     --           $     --         $     --
 New credit facility....       --     446,500            (60,777)         385,723
 Senior subordinated
  notes(c)..............  150,000     150,000                 --          150,000
                         --------    --------           --------         --------
  Total.................  191,500     596,500            (60,777)         535,723
Stockholders' Equity:
 Preferred stock........        2           2                 --                2
 Series A Common Stock..      112          82                 --               82
 Series B Common Stock..        1         386                 --              386
 Additional paid-in
  capital...............  159,358     151,100                 --          151,100
 Retained deficit.......  (36,620)    (18,639)                --          (18,639)
                         --------    --------           --------         --------
  Total.................  122,853     132,931                 --          132,931
                         --------    --------           --------         --------
  Total Capitalization.. $314,353    $729,431           $(60,777)        $668,654
                         ========    ========           ========         ========
                                                   ELIMINATION OF NET
                                   HEARST-ARGYLE BOOK VALUE OF WDTN AND  PRO FORMA
MAXIMUM(A)                ARGYLE     PRO FORMA   SALES PRICE OF WNAC(B) DIVESTITURE
----------               --------  ------------- ---------------------- -----------
                                              (IN THOUSANDS)
Borrowings:
 Existing credit
  facility.............. $ 41,500    $     --           $     --         $     --
 New credit facility....       --     506,500            (60,777)         445,723
 Senior subordinated
  notes(c)..............  150,000     150,000                 --          150,000
                         --------    --------           --------         --------
  Total.................  191,500     656,500            (60,777)         595,723
Stockholders' Equity:
 Preferred stock........        2           2                 --                2
 Series A common stock..      112          60                 --               60
 Series B common stock..        1         386                 --              386
 Additional paid-in
  capital...............  159,358      97,377                 --           97,377
 Retained deficit.......  (36,620)    (16,808)                --          (16,808)
                         --------    --------           --------         --------
  Total.................  122,853      81,017                 --           81,017
                         --------    --------           --------         --------
  Total Capitalization.. $314,353    $737,517           $(60,777)        $676,740
                         ========    ========           ========         ========

--------

                       See notes on the following page.

NOTES TO CAPITALIZATION:

(a) Assumes the issuance of 8,277,054 shares of Hearst-Argyle Series A Common Stock at an assumed price of $26.50 per share and payment of $100 million--"Minimum," or the issuance of 6,025,319 shares of Hearst-Argyle Series A Common Stock at an assumed price of $26.50 per share and payment of approximately $160.0 million--"Maximum," in cash to (i) acquire all of the issued and outstanding shares of Argyle Common Stock; (ii) retire all outstanding Argyle Options; and, (iii) satisfy miscellaneous expenses in connection with the Hearst Transaction. See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions," "--Financing the Hearst Transaction" and "The Merger Agreement--Merger Consideration and Conversion of Shares."
(b) Upon consummation of the Hearst Transaction, Hearst-Argyle will own televisions stations in two areas (Boston and Providence, and Dayton and Cincinnati) with overlapping service contours in violation of the FCC's local ownership rules. The FCC's rules prohibit the ownership of two stations in the same geographic area whose service contours overlap. Accordingly, Hearst-Argyle will be required to divest one station in each of the aforementioned areas. A letter of intent has been signed to divest WNAC for $47.5 million, and Argyle and Hearst currently are in negotiations with a third party to divest WDTN. If either or both of these stations are sold for cash, the proceeds of such sale will be used to reduce indebtedness under the New Credit Facility (see "The Hearst Transaction Proposal -- Financing the Hearst Transaction -- The Chase Financing Commitment"), and therefore pro forma capitalization reflects a reduction in the New Credit Facility by an amount equal to the sum of $47.5 million for WNAC and WDTN's net book value of $13.3 million. While net book value has been used in the capitalization table for the divestiture of WDTN because no other valuation currently can be based on an independent, third-party offer, divestiture of WDTN at net book value would be equivalent to selling WDTN at a price equal to less than three times WDTN's 1996 broadcast cash flow. Given the valuations of broadcasting properties in recent transactions, including the valuation of Argyle implicit in the Hearst Transaction (see "The Hearst Transaction Proposal--Fairness Opinion--Transaction Value and Multiple Analysis" and "--Analysis of Value to Argyle Stockholders"), Argyle management believes that the divestiture of WDTN will occur at a valuation significantly higher than its net book value. See "The Hearst Transaction Proposal-- Regulatory Approvals."
(c) Assumes that upon consummation of the Hearst Transaction, all of the Senior Subordinated Notes will remain outstanding and will not be refinanced. If the Senior Subordinated Notes are required to be refinanced, Hearst-Argyle will do so with borrowings under the New Credit Facility. Fees associated with this possible refinancing would approximate $1.5 million and would be funded by the New Credit Facility. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

                 MANAGEMENT OF HEARST-ARGYLE AFTER THE MERGER

BOARD OF DIRECTORS

  Pursuant to the Merger Agreement, at the Effective Time the Board of Directors of Hearst-Argyle will consist of 11 members, divided into two classes of directors with staggered terms. The Class I directors will hold office until the 1998 annual meeting of stockholders, and the Class II directors will hold office until the 1999 annual meeting of stockholders. Ms. Caroline Williams and Mr. David Pulver, current outside directors of Argyle, have been designated to serve as the two directors of Hearst-Argyle elected by the holders of Hearst-Argyle Series A Common Stock. Mr. Marbut, a current Argyle management director, has been designated to serve as one of the nine directors that Hearst, as the holder of Hearst-Argyle Series B Common Stock, will be entitled to elect under the Restated Charter. See "The Merger Agreement" and "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions." With respect to each person who will become a director of Hearst-Argyle at the Effective Time, the following table lists his or her name, age and director class designation:

                                                                  DIRECTOR
   NAME                                                   AGE CLASS DESIGNATION
   ----                                                   --- -----------------
   David J. Barrett......................................  49         II
   Frank A. Bennack, Jr. ................................  64          I
   John G. Conomikes.....................................  65          I
   Victor F. Ganzi.......................................  50         II
   George R. Hearst, Jr. ................................  70          I
   William R. Hearst III.................................  48         II
   Bob Marbut............................................  62          I
   Gilbert C. Maurer.....................................  69          I
   David Pulver..........................................  55         II
   Virginia H. Randt.....................................  47         II
   Caroline Williams.....................................  51          I

  DAVID J. BARRETT has served in the broadcasting industry for 27 years and has served as a Vice President of Hearst and Deputy General Manager of Hearst's broadcast group since January 1991. Mr. Barrett served as General Manager of WBAL in Baltimore, Maryland from November 1989 to January 1991. He joined Hearst in 1984 as General Manager of Hearst's radio properties and continued in that position until 1989. Prior to joining Hearst, Mr. Barrett was Executive Vice President of Doubleday Broadcasting, based in Washington, D.C. Mr. Barrett is a member of Hearst's Board of Directors.

  FRANK A. BENNACK, JR. has served in the communications industry for over 40 years and has served as the President and Chief Executive Officer of Hearst since January 1979. From September 1974 to January 1979, Mr. Bennack served in a number of executive positions at Hearst, including Executive Vice President, Chief Operating Officer, and as Vice President and General Manager of The Hearst Newspaper Group. He also served as Publisher of Hearst's San Antonio Light newspaper from December 1967 to September 1974. Mr. Bennack first joined the San Antonio Light in 1950 and after exploring other career options outside of Hearst, returned in 1961 and has since been employed continuously by Hearst. Mr. Bennack is a member of Hearst's Board of Directors, a Trustee of the Trusts established under the Will of William Randolph Hearst and a Director of both The William Randolph Hearst Foundation of California and The Hearst Foundation of New York. Mr. Bennack is also a director of The Chase Manhattan Corporation, The Chase Manhattan Bank and American Home Products Corporation.

  JOHN G. CONOMIKES has served in the broadcasting industry for 38 years and has served as a Vice President of Hearst and the General Manager of Hearst's broadcast group since March 1983. From January 1981 to March 1983, Mr. Conomikes served as Hearst's General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Mr. Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and

General Manager positions at the station. Mr. Conomikes is also a member of Hearst's Board of Directors, a Trustee of the Trusts established under the Will of William Randolph Hearst and a Director of both The William Randolph Hearst Foundation of California and The Hearst Foundation of New York.

  VICTOR F. GANZI has been Executive Vice President, Chief Financial and Legal Officer of Hearst since March 1997. Prior to that time, Mr. Ganzi was Senior Vice President, Chief Financial and Legal Officer of Hearst since December 1992. In March 1995 he added and still has the duties of Group Head of Hearst's Books/Business Publishing Group. Mr. Ganzi joined Hearst in May 1990 as General Counsel and Vice President. Prior to joining Hearst, Mr. Ganzi was the Supervising Partner at Rogers & Wells, a New York based international law firm and a Partner in its Tax Department. Before joining Rogers & Wells in 1973, Mr. Ganzi practiced as a Certified Public Accountant in taxation at the accounting firm of Touche Ross & Co. in Denver, Colorado. He is also a member of Hearst's Board of Directors, a Trustee of the Trusts established under the Will of William Randolph Hearst and a Director of both The William Randolph Hearst Foundation of California and The Hearst Foundation of New York.

  GEORGE R. HEARST, JR. has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, Mr. Hearst served as a Vice President of Hearst and headed its real estate activities. He served as Publisher of Hearst's Los Angeles Herald-Examiner newspaper from January 1962 to April 1977, and as Publisher of Hearst's Los Angeles Evening Herald Express newspaper from May 1957 to January 1962. He is also a Trustee of the Trusts established under the Will of William Randolph Hearst, a Director of The William Randolph Hearst Foundation of California and the President and a Director of The Hearst Foundation of New York. Mr. Hearst is a cousin of William Randolph Hearst III and Virginia Hearst Randt.

  WILLIAM RANDOLPH HEARST III is a partner at the Menlo Park, California venture capital firm of Kleiner, Perkins, Caufield and Byers which he joined in January 1995. From October 1984 to December 1995, Mr. Hearst served as Publisher of Hearst's San Francisco Examiner newspaper. He held positions at Hearst's cable operations in California and at Hearst's Los Angeles Herald-Examiner newspaper, from June 1978 to October 1984. Mr. Hearst is a member of Hearst's Board of Directors, a Trustee of the Trusts established under the Will of William Randolph Hearst and a Director of both The William Randolph Hearst Foundation of California and The Hearst Foundation of New York. Mr. Hearst is a cousin of George R. Hearst, Jr. and Virginia Hearst Randt.

  BOB MARBUT has served in the communications industry for 34 years and has served as Chairman of the Board of Directors, Chief Executive Officer and a Director of Argyle since August 1994. He has served in the same positions with each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. From March 1993 to April 1995, Mr. Marbut served as Chief Executive Officer and a Director of Argyle Television Holding, Inc. ("Argyle I"). Mr. Marbut also served as Vice President and a Director of each of the subsidiaries of Argyle I from such subsidiary's inception in 1993 to April 1995. Mr. Marbut is currently Chairman of the Board of Directors, President and Chief Executive Officer of, and has been associated since 1991 with, Argyle Communications, Inc. and its predecessor, both of which he founded to invest in and operate communications companies. Mr. Marbut is also a Director of Tupperware Corporation, Ultramar Diamond Shamrock Corporation, Tracor, Inc. and Katz Media Group, Inc.

  GILBERT C. MAURER has served in the communications industry for 45 years and has served as Chief Operating Officer of Hearst since March 1990 and as Executive Vice President of Hearst since June 1985. Mr. Maurer served as President of Hearst Magazines' Division from December 1976 to March 1990. Prior to that he served as Executive Vice President of Hearst Magazines' Division from September 1974 to December 1976. Mr. Maurer joined Hearst in March 1973 as Vice President of Hearst Magazines' Division. Prior to joining Hearst, Mr. Maurer spent 19 years with Cowles Communications, Inc., where he held various positions. Mr. Maurer is a member of Hearst's Board of Directors, a Trustee of the Trusts established under the Will of William Randolph Hearst and a Director of both The William Randolph Hearst Foundation of California and The Hearst Foundation of New York.

  DAVID PULVER has been a Director of Argyle since December 1994. He also has served as a Director of each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. From June 1993 to April 1995, he served as a Director of Argyle I. Mr. Pulver also served as a Director of each of the Argyle I subsidiaries from such subsidiary's inception in 1993 to April 1995. Mr. Pulver is President of Cornerstone Capital, Inc., a private investment company. Mr. Pulver serves as a Director of Costco Wholesale Corporation, a wholly-owned subsidiary of PriceCostco Corporation, County Seat Stores, Inc. and J. Baker, Inc. Mr. Pulver is also a trustee of Colby College.

  VIRGINIA H. RANDT was elected a Director of The Hearst Corporation in September 1990 and has served on the Audit Committee of the Hearst Board of Directors since March 1991. Ms. Randt worked on the advertising staff of Hearst's Country Living magazine from January 1982 to October 1983 and on the editorial staff of Hearst's House Beautiful magazine from October 1980 to November 1981. Prior to that she worked at Hearst's Los Angeles Herald-Examiner newspaper from January 1978 to September 1980. From 1976 to 1977, Ms. Randt worked at The National Magazine Company Limited of Great Britain, a wholly-owned subsidiary of Hearst. She is a cousin of George R. Hearst, Jr. and William Randolph Hearst III.

  CAROLINE WILLIAMS has been a Director of Argyle since December 1994. She also has served in the same position with each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. From June 1993 to April 1995, she served as a director of Argyle I. Ms. Williams also served as a Director of each of the subsidiaries of Argyle I from such subsidiary's inception in 1993 to April 1995. Ms. Williams is currently Acting Chair, nonprofit management program of the Milano School of Management and Urban Policy at the New School for Social Research. From July 1992 through September 1993, Ms. Williams served as the Vice President, Program Support of TechnoServe, a non-profit organization providing business, management and technical assistance to community-based enterprises in Latin America and Africa. From August 1988 to January 1992, Ms. Williams was a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation. Ms. Williams also serves as a Director of Swing-N-Slide Corp., DevCap Shared Return and Burton Design Consultants, Inc.

EXECUTIVE OFFICERS

  The following table sets forth the names of the individuals who will become the principal executive officers of Hearst-Argyle at the Effective Time:

                NAME                  AGE                POSITION
                ----                  ---                --------
Bob Marbut...........................  62 Chairman of the Board of Directors,
                                           Co-Chief Executive Officer and
                                           Director
John G. Conomikes....................  65 President, Co-Chief Executive Officer
                                           and Director
David J. Barrett.....................  49 Executive Vice President, Chief
                                           Operating Officer and Director
Anthony J. Vinciquerra...............  43 Executive Vice President
Dean H. Blythe.......................  39 Senior Vice President--Corporate
                                           Development, Secretary and General
                                           Counsel
Harry T. Hawks.......................  44 Senior Vice President and Chief
                                           Financial Officer
Ibra Morales.........................  51 Senior Vice President--Sales

  DEAN H. BLYTHE has served as Vice President-Corporate Development, Secretary and General Counsel of Argyle since October 1994. He has served in the same positions with each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. Mr. Blythe has also served as a Vice President and Assistant Secretary of Argyle Communications, Inc. since October 1994. From February 1987 to October 1994, Mr. Blythe served at A. H. Belo Corporation, where he served The Dallas Morning News, Inc., a subsidiary of A. H. Belo Corporation, as Vice President of Business Development from September 1993 to October 1994 and as Vice President of Special Projects from January 1992 to September 1993. From February 1987 to January 1992, Mr. Blythe served as Assistant General Counsel for A. H. Belo Corporation.

  HARRY T. HAWKS has served as Chief Financial Officer, Assistant Secretary and Treasurer of Argyle since August 1994. He has served in the same positions with each of Argyle's subsidiaries since each subsidiary's inception or acquisition by Argyle. Mr. Hawks joined Argyle Communications, Inc. in January 1993, has served as its Vice President, Chief Financial Officer and Secretary since October 1993 and is currently a Director. Mr. Hawks served as Vice President-Finance of Argyle I from March 1993 until June 1993 and from June 1993 to April 1995 he served as its Chief Financial Officer. Mr. Hawks also served as Secretary and Treasurer of each of the subsidiaries of Argyle I from each subsidiary's inception to April 1995. Prior to joining Argyle, Mr. Hawks co-founded Cumberland Capital Corporation, a merchant banking firm, where he served as President and a Director from 1989 until 1992.

  IBRA MORALES has served in the broadcasting industry for 26 years and has served as Executive Vice President, Chief Revenue Officer and a Director of Argyle since August 1994. He has served in the same positions with each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. Mr. Morales also has served as a Vice President or Senior Vice President of Argyle Communications, Inc. since October 1993, and is currently a Director. From March 1993 to April 1995, Mr. Morales served as Chairman of the Board of Directors and President of Argyle I. Mr. Morales also served as Chairman of the Board of Directors, Chief Executive Officer and Vice President-Sales of the subsidiary holding company of Argyle I and as Chairman of the Board of Directors and Chief Executive Officer of each of the other subsidiaries of Argyle I from such subsidiary's inception in 1993 to April 1995. From 1978 until March 1993, Mr. Morales was with Katz Communications, Inc., a national television advertising sales representative firm, where he served as Vice President-National Sales Manager/General Sales Manager from 1987 until 1993.

  ANTHONY J. VINCIQUERRA has served in the broadcasting industry for 21 years and joined Hearst as Group Executive of Hearst's broadcast group in June 1997. Prior to his appointment at Hearst, Mr. Vinciquerra served as Executive Vice President of the television station group of CBS from November 1995 to June 1997. From January 1993 to November 1995, he served as Vice President and General Manager of KYW-TV in Philadelphia, Pennsylvania and from July 1986 to January 1993 he served as General Sales Manager and, subsequently, Vice President and Station Manager of WBZ-TV in Boston, Massachusetts. Earlier in his career, Mr. Vinciquerra worked at Hearst's Times Union newspaper and as a Sales Manager at WTAE.

  See "Management of Hearst-Argyle After the Merger--Board of Directors" for descriptions of the other individuals who will become executive officers of Hearst-Argyle.

SUMMARY COMPENSATION TABLE

  The following table summarizes the compensation for the fiscal year ended December 31, 1996 for (i) the Chief Executive Officer and the other four most highly compensated executive officers of Argyle and (ii) the persons expected to become executive officers of Hearst-Argyle following the consummation of the Hearst Transaction. The table reflects each named officer's current position at Argyle or Hearst, as applicable, and the compensation received from the respective entities.

                                                              LONG TERM
                            1996 ANNUAL COMPENSATION        COMPENSATION
                         ------------------------------ ---------------------
                                                        SECURITIES
                                           OTHER ANNUAL UNDERLYING             ALL OTHER
   NAME AND PRINCIPAL     ANNUAL   ANNUAL  COMPENSATION  OPTIONS      LTIP    COMPENSATION
      POSITION(1)         SALARY   BONUS      (2)(3)     GRANTED    PAYOUTS       (4)
   ------------------    -------- -------- ------------ ---------- ---------- ------------
Bob Marbut.............. $200,000 $225,680   $45,756      6,671                  $2,375
  Chairman of the Board
   of Directors of
   Argyle, Chief
   Executive Officer of
   Argyle
John G. Conomikes(5).... $485,445 $213,750   $32,801               $1,018,267    $3,375
  General Manager of
   Hearst Broadcast
   Group, Vice President
   of Hearst
David J. Barrett........ $423,356 $175,000   $35,811               $  767,390    $4,500
  Deputy General Manager
   of Hearst Broadcast
   Group, Vice President
   of Hearst
Blake Byrne............. $200,000 $218,900   $48,285      6,671                  $2,375
  President, Chief
   Operating Officer of
   Argyle
Ibra Morales............ $200,000 $217,273   $30,271      6,671                  $2,375
  Executive Vice
   President, Chief
   Revenue Officer of
   Argyle
Dean H. Blythe.......... $150,000 $ 69,230   $ 6,000                             $2,112
  Vice President-
   Corporate
   Development,
   Secretary and General
   Counsel of Argyle
Harry T. Hawks.......... $135,000 $ 17,208   $10,672      1,668                  $2,025
  Chief Financial
   Officer, Assistant
   Secretary and
   Treasurer of Argyle

--------
(1) Anthony J. Vinciquerra joined the Hearst Broadcast Group in June 1997 and therefore received no compensation from Hearst for 1996.

(2) Amounts in this column for the 1996 fiscal year consist of the following dollar values of premiums for life insurance reimbursed by Argyle to the following individuals, their automobile allowances and tax preparation expenses reimbursement:

                                                   LIFE                  TAX
                                                 INSURANCE   AUTO    PREPARATION
                                                 PREMIUMS  ALLOWANCE    FEES
                                                 --------- --------- -----------
Bob Marbut......................................  $27,156   $9,600     $9,000
Blake Byrne.....................................  $29,685   $9,600     $9,000
Ibra Morales....................................  $11,671   $9,600     $9,000
Dean H. Blythe..................................      -0-   $6,000        -0-
Harry T. Hawks..................................  $ 1,672   $6,000     $3,000

                                                 (Notes continued on next page)

(3) Amounts in this column for Messrs. Conomikes and Barrett consist of the following dollar values of (i) premiums for excess life insurance reimbursed by Hearst, (ii) amounts reimbursed by Hearst for the payment of taxes on certain perquisites received by such individuals, and (iii) perquisites for club membership dues and automobile allowance, respectively: $7,638, $13,479 and $11,684 for Mr. Conomikes; $1,569,
    $15,558 and $18,684 for Mr. Barrett.
(4) Amounts in this column (except for Messrs. Conomikes and Barrett) represent the amounts contributed by Argyle to Argyle's 401(k) Savings Plan (a non-discriminatory retirement plan established pursuant to Section 401(k) of the Internal Revenue Code). Amounts for Messrs. Conomikes and Barrett represent the amounts contributed by Hearst to Hearst's 401(K) Savings Plan.
(5) All amounts shown for Mr. Conomikes were in respect of services provided to the Hearst Broadcast Group. Mr. Conomikes also received compensation from Hearst for services in other capacities.

LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

  The table below sets forth information with respect to The Hearst Corporation Long Term Incentive Compensation Plan (the "Hearst LTIP"). Messrs. Conomikes and Barrett are participants in the Hearst LTIP.


                                                     ESTIMATED FUTURE PAYOUTS
                                                               UNDER
                             NUMBER OF PERFORMANCE     NON-STOCK PRICE-BASED
                              SHARES,   OR OTHER             PLANS(1)
                             UNITS OR    PERIOD    -----------------------------
                               OTHER      UNTIL
                              RIGHTS   MATURATION  THRESHOLD  TARGET   MAXIMUM
            NAME                (#)     OR PAYOUT  ($ OR #)  ($ OR #)  ($ OR #)
            ----             --------- ----------- --------- -------- ----------
John G. Conomikes(2)........  17,250     3 years      -0-    $508,875 $1,725,000
David J. Barrett............  13,000     3 years      -0-    $383,500 $1,300,000

--------
(1) The Hearst LTIP is designed to award cash compensation to participants for group and corporate performance (based on cash flow) over a three-year period (the "Award Period"). Awards are determined by an independent compensation consultant on a competitive basis with reference to comparable media companies. Payouts of awards are based on an increase in three-year average cash flow of the Award Period over the three-year average cash flow of the base period (the three years preceding the Award Period). Targeted awards are paid when the increase equals 129.5%, and each 1% increase equals $1.00 per share payout. Maximum awards are equal to $100 per share. Payouts are made in the first quarter following the close of the performance cycle.

(2) All amounts shown for Mr. Conomikes were in respect of services provided to the Hearst Broadcast Group. Mr. Conomikes also received awards under the Hearst LTIP for services in other capacities.

PENSION PLAN TABLE

  The table below sets forth information with respect to the Hearst Pension Plan. The Hearst Pension Plan covers Messrs. Conomikes and Barrett and is designed to provide a benefit of 1 1/2% for each year of credited service (which excludes the first year of employment) multiplied by the average annual salary (as defined in the Hearst Pension Plan) for the participant's five highest consecutive full calendar years, and has a 40 year maximum.

                                              YEARS OF SERVICE
                             ---------------------------------------------------
        REMUNERATION           15      20      25      30       35        40
        ------------         ------- ------- ------- ------- --------- ---------
500,000..................... 112,500 150,000 187,500 225,000   262,500   300,000
600,000..................... 135,000 180,000 225,000 270,000   315,000   360,000
700,000..................... 157,500 210,000 262,500 315,000   367,500   420,000
800,000..................... 180,000 240,000 300,000 360,000   420,000   480,000
900,000..................... 202,500 270,000 337,500 405,000   472,500   540,000
1,100,000................... 247,500 330,000 412,500 495,000   577,500   660,000
1,200,000................... 270,000 360,000 450,000 540,000   630,000   720,000
1,300,000................... 292,500 390,000 487,500 585,000   682,500   780,000
1,400,000................... 315,000 420,000 525,000 630,000   735,000   840,000
1,500,000................... 337,500 450,000 562,500 675,000   787,500   900,000
1,600,000................... 360,000 480,000 600,000 720,000   840,000   960,000
1,700,000................... 382,500 510,000 637,500 765,000   892,500 1,020,000
1,800,000................... 405,000 540,000 675,000 810,000   945,000 1,080,000
1,900,000................... 427,500 570,000 712,500 855,000   997,500 1,140,000
2,000,000................... 450,000 600,000 750,000 900,000 1,050,000 1,200,000

  At December 31, 1996, Mr. Conomikes had 36 years and six months of credited service, and Mr. Barrett had 11 years and eight months of credited service, under the Hearst Pension Plan. The Hearst Pension Plan covers salary and bonus for Messrs. Conomikes and Barrett, and benefits under the plan are computed on the basis of straight-line annuity amounts. The benefits described above are not subject to any deduction for Social Security or other offset amounts, and reflect service to Hearst in all capacities.

  It is currently anticipated that as of the Effective Time, Hearst-Argyle will establish defined benefit plans substantially similar to the Hearst Pension Plan and the other defined benefit plans currently in place in which employees of the Hearst Broadcast Group currently participate. At the Effective Time, all employees of Hearst-Argyle who previously were employees of the Hearst Broadcast Group and participating in Hearst's defined benefit plans, including Mr. Barrett, will participate in these new defined benefit plans. It is also currently anticipated that effective January 1, 1998, all remaining employees of Hearst-Argyle (in essence, certain executive officers of Argyle, including Messrs. Marbut, Morales, Hawks and Blythe, and the other employees of Argyle prior to the Effective Time) will be eligible to participate in these new defined benefit plans. The incremental cost of participation in the new defined benefit plans by the employees of Argyle prior to the Effective Time is estimated to be approximately $800,000. Argyle and Hearst currently are discussing the possibility of a transfer from Hearst to Hearst-Argyle of a certain amount of pension plan assets in excess of the obligations that will exist at the time of establishment of the new Hearst-Argyle defined benefit plans. While no definitive agreement has been reached, the proposal under consideration contemplates the transfer by Hearst of approximately $36 million of surplus pension assets to Hearst-Argyle in exchange for the issuance to Hearst of one million shares of Hearst-Argyle Series B Common Stock. Such a transfer would result in an approximately $3.8 million per year reduction in future expense associated with the new Hearst-Argyle defined benefit plans. Other benefit plan changes may be made in the future, some of which changes may have the impact of reducing the cost of certain health and welfare benefits from their historical levels.

OPTION GRANTS IN LAST FISCAL YEAR

  The following two tables provide information relating to stock options granted to those persons named in the Summary Compensation Table who are executive officers of Argyle under Argyle's Option Plan.


                                                                  POTENTIAL
                                                               REALIZABLE VALUE
                                                                  AT ASSUMED
                                                               ANNUAL RATES OF
                NUMBER OF                                        STOCK PRICE
                SECURITIES  % OF TOTAL                         APPRECIATION FOR
                UNDERLYING   OPTIONS                           OPTION TERMS (2)
                 OPTIONS    GRANTED TO  EXERCISE OR            ----------------
                 GRANTED   EMPLOYEES IN BASE PRICE  EXPIRATION
     NAME        (#) (1)   FISCAL YEAR  ($/SH) (1)     DATE      5%      10%
     ----       ---------- ------------ ----------- ---------- ------- --------
Bob Marbut.....     140        0.2%       $16.75      1/4/05   $ 2,723 $  5,008
                     13          *        $17.00      1/4/05   $   250 $    462
                     11          *        $21.50      1/4/05   $   162 $    341
                  6,507        8.7%       $21.96      1/4/05   $68,225 $163,412
Blake Byrne....     140        0.2%       $16.75      1/4/05   $ 2,723 $  5,008
                     13          *        $17.00      1/4/05   $   250 $    462
                     11          *        $21.50      1/4/05   $   162 $    341
                  6,507        8.7%       $21.96      1/4/05   $68,225 $163,412
Ibra Morales...     140        0.2%       $16.75      1/4/05   $ 2,723 $  5,008
                     13          *        $17.00      1/4/05   $   250 $    462
                     11          *        $21.50      1/4/05   $   162 $    341
                  6,507        8.7%       $21.96      1/4/05   $68,225 $163,412
Harry T.
 Hawks.........      35          *        $16.75      1/4/05   $   681 $  1,252
                      3          *        $17.00      1/4/05   $    58 $    107
                      3          *        $21.50      1/4/05   $    44 $     93
                  1,627        2.2%       $21.96      1/4/05   $17,059  $40,859
Dean H.
 Blythe........      --         --            --          --        --       --

--------
 *  Less than 0.1%
(1) Stock options to purchase shares of Series C Common Stock representing a total of 8.5% of fully-diluted Argyle Common Stock have been granted under the Option Plan to these executive officers (other than for Mr. Blythe) with 5% being granted in the form of performance-vesting options and 3.5% being granted in the form of time-vesting options. Since these stock options are for a percentage of Argyle's fully-diluted shares and not for a specific number of shares, these stock options result in automatic anti-dilution "grants" upon Argyle's issuance of additional shares or the vesting of other options so that the options maintain the same percentage of fully-diluted shares as they represented prior to such issuance or vesting. All grants in 1996 to these individuals were anti-dilution "grants." The exercise prices for the anti-dilution "grants" were, with respect to anti-dilution grants resulting from the issuance of additional shares, the per share issuance price, and with respect to anti-dilution grants resulting from the vesting of other options, the exercise price of the options that vested.
(2) Calculated based on the fair market value of shares of Series C Common Stock on the date of grant. The amounts represent only certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and Argyle Common Stock holdings cannot be predicted, and there can be no assurance that the gains set forth in the table will be achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

                                                    NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                  UNDERLYING OPTIONS AT FY-          OPTIONS
                         SHARES ACQUIRED  VALUE              END                    AT FY-END
                           ON EXERCISE   REALIZED            (#)                     ($) (1)
          NAME                 (#)         ($)    EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           --------------- -------- ------------------------- -------------------------
Bob Marbut..............         0           0         107,750/220,002        $1,429,888/$2,518,828
Blake Byrne.............         0           0         107,750/220,002        $1,429,888/$2,518,828
Ibra Morales............         0           0         107,750/220,002        $1,429,888/$2,518,828
Harry T. Hawks..........         0           0          26,938/55,001           $357,488/$629,701
Dean H. Blythe..........         0           0           9,300/7,800(2)         $132,825/$96,900

--------
(1) Based on the closing price of $24.50 per share of the Series A Common Stock on the Nasdaq National Market on December 31, 1996, the last trading day of the fiscal year.
(2) Reflects the forfeiture of 3,900 options under the terms of the option agreement.

EMPLOYMENT AND OTHER AGREEMENTS

  As of January 1995, Argyle entered into employment agreements with each of Messrs. Marbut, Byrne, Morales and Hawks (collectively, the "Management Stockholders"). Each of the employment agreements provides for a five-year term. Pursuant to the employment agreements, each of these executive officers is entitled to a base salary plus a bonus based upon the achievement of certain personal and corporate performance goals, as established and determined by the Compensation Committee, as well as certain perquisites and fringe benefits. The base salary and bonus potential as a percentage of base salary for each of the executive officers will increase as Argyle's broadcast cash flow increases. The minimum base salary for each of such executive officers is as follows: Mr. Marbut: $175,000, Mr. Byrne: $175,000, Mr.
Morales: $175,000 and Mr. Hawks: $120,000. For 1997, the base salary of each of such executive officers is: Mr. Marbut $250,000, Mr. Byrne: $250,000, Mr.
Morales: $250,000 and Mr. Hawks: $145,000.

  The employment agreements provide that the executive officers may serve in any capacity with Argyle, any of its direct and indirect subsidiaries and any other businesses that may or may not be affiliated with Argyle. If an executive officer serves as an employee of any such entity other than Argyle, such executive officer's base salary will be allocated between Argyle and such other entity based upon the relative amounts of time devoted by the executive officer to performing his duties to Argyle and such other entity.

  The employment agreements terminate upon the death of the executive officer and may be terminated by Argyle upon the "disability" of the executive officer or for "cause" (in each case, as defined in the employment agreements). The employment agreements also provide that if employment is terminated by the executive officer with cause or by Argyle without cause (including upon a change of control), then the executive officer will be entitled to his base salary (and, in the case of Mr. Hawks, under certain circumstances, a cash bonus based on performance) with respect to the period ending on the earlier of (i) two years from the date of termination and (ii) the balance of the five-year term of the employment agreement. The employment agreements will terminate and the executive officers will not be entitled to such post-termination payments, however, if Argyle is sold without providing certain of the stockholders of Argyle with a minimum return on investment. Upon Mr. Byrne's retirement, he will be entitled under his employment agreement to a lump sum payment of $500,000.

  Under the employment agreements, the Management Stockholders must bring to an independent committee of Argyle's Board of Directors any potential transaction or other corporate opportunity involving any business which derives a substantial portion of its revenues from broadcasting or the provision of services to another person in the broadcasting industry (except for cable television related ventures). The Management Stockholders may pursue such an opportunity outside of Argyle only if the independent committee of the Board of Directors decides that Argyle will not pursue such opportunity.

  In July 1996, Argyle entered into a Change of Control Agreement with Mr. Blythe, which provides that if Mr. Blythe's employment is terminated or adversely impacted in certain other ways following a change of control of Argyle, then Mr. Blythe will be entitled to a payment in an amount equal to two times the sum of his then base salary and target bonus.

  Messrs. Conomikes and Barrett (collectively the "Hearst Broadcast Group Officers") are parties to employment agreements with Hearst. Mr. Conomikes' employment agreement has a one year term and Mr. Barrett's employment has a two year term. Pursuant to the employment agreements, Mr. Conomikes has agreed to render services to Hearst's broadcast group in his capacity as General Manager, and Mr. Barrett has agreed to render services to Hearst's broadcast group as Deputy General Manager. In addition, the employment agreements allow Hearst to transfer the employment agreements and the Officers' services related thereto, to any property owned or controlled, directly or indirectly, by Hearst, or to any division of Hearst or to any successor, subsidiary or affiliate (should such property or division be operated by a successor to, or a subsidiary or an affiliate of Hearst). The employment agreements and the Hearst Broadcast Group Officers' employment and compensation thereunder terminate upon the death of the Hearst Broadcast Group Officer, and may be terminated by Hearst for cause under certain circumstances. The employment agreements further provide for the specified terms to continue on a month to month basis after the expiration of the original period of employment, at the specified salary, until notice is given by either party.

  It is anticipated that the executive officers of Hearst-Argyle (other than Mr. Conomikes) will enter into employment agreements with Hearst-Argyle upon the closing of the Hearst Transaction, which will supersede their existing employment agreements. Mr. Conomikes will remain as an employee of Hearst and will provide services to Hearst-Argyle as contemplated by the Services Agreement. The complete terms of the new employment agreements have not been determined at this time. It is anticipated that each of the agreements will be for a term of two years (with the exception of the agreement for Mr. Marbut, which will be for a term of three years), and that the annual compensation for the first year and the target bonus as a percentage of annual salary will be as follows: Mr. Marbut--$650,000, 40%; Mr. Conomikes--$650,000, 40% (such amounts to be charged to Hearst-Argyle by Hearst pursuant to the Services Agreement); Mr. Barrett--$550,000, 40%; Mr. Vinciquerra--$450,000, 40%; Mr.
Blythe--$260,000, 40%; Mr. Hawks--$260,000, 40%; and, Mr. Morales--$260,000,
40%. See "The Hearst Transaction Proposal--Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions."

ADDITIONAL INFORMATION

  Additional information regarding the current executive officers of Argyle, including executive compensation and certain relationships and related transactions, is incorporated by reference to items 10, 11, 12 and 13 of the Argyle 1996 Form 10-K. See "Incorporation of Certain Information by Reference." A copy of the Argyle 1996 Form 10-K is included in Argyle's Annual Report accompanying this Proxy Statement/Prospectus.

                                 PLAN PROPOSAL

  Since January 1995, Argyle has provided incentive compensation to executives and key employees. Argyle believes that such incentives permit it to attract and retain high quality talent and to motivate directors, executives and key employees to achieve business and financial goals that create value for stockholders.

  Subject to the approval and adoption of the Hearst Transaction Proposal, the Argyle Board of Directors approved the amendment and restatement of Argyle's Second Amended and Restated 1994 Stock Option Plan and adopt such amendment and restatement as the resulting 1997 Stock Option Plan effective as of the Stockholders Meeting. Following the Effective Time, Hearst-Argyle will continue in effect the Option Plan.

  The amendment amends and restates Argyle's existing option plan to, among other things, (i) increase the number of shares reserved for issuance under the plan from 1,022,727 to 3 million; (ii) reduce the antidilution adjustment provision from 12% to 6.25% of the fully-diluted shares reserved for issuance under the plan; (iii) provide for the administration of the plan by the board of directors; (iv) reduce the limit on the maximum number of shares of common stock for which options may be granted under the Option Plan to any participant during any year from 1,022,727 to 500,000 shares; (v) permit the board of directors to approve the termination of a participant's employment or service and accelerate the exercisability of any then unexercisable options, extend the exercise period following termination of employment during which any outstanding options may be exercised (but not beyond the original exercise period thereof) or modify the vesting terms and extend the exercise period of the grant; (vi) permit a participant to transfer exercise rights to any outstanding non-qualified stock options to immediate family members for bona fide estate planning purposes; (vii) amend the definition of "change of control" to include any transaction or series of transactions such as a going-private transaction contemplated by Rule 13e-3 of the Exchange Act; and,
(viii) provide for the annual award of options covering a fixed number of shares to each non-employee director for each year that he or she continues to serve as a director.

  The following summary of certain material features of the Option Plan is qualified in its entirety by reference to the full text of the Option Plan, which is set forth in the attached Appendix E.

GENERAL

  The purposes of the Option Plan are (i) to attract and retain the best available talent for Hearst-Argyle and (ii) by providing appropriate incentives, to encourage the directors and executives to put forth their maximum efforts for the success of Hearst-Argyle's business, thereby serving the best interests of Hearst-Argyle and its stockholders.

  All non-employee directors, executive officers and other key employees of Hearst-Argyle and its subsidiaries (collectively, the "Participants") are eligible to participate in the Option Plan. To date, options have been awarded under the Option Plan to 87 employees of Argyle in addition to the five named executive officers of Argyle. Both of Argyle's current non-employee directors also are eligible to receive non-qualified stock options under the Option Plan.

  The Option Plan will permit the issuance of both "incentive stock options" (as defined in Section 422(b) of the Code) and non-qualified stock options (collectively, "Stock Options"). Incentive stock options may be awarded only to employees.

  The Option Plan provides for the grant of a maximum of 3 million shares, subject to increase from time to time (except with respect to "incentive stock options") to make available for awards under the Option Plan of 6.25% of the fully-diluted Hearst-Argyle Series A Common Stock. If additional shares of Hearst-Argyle Series A Common Stock are issued in the future, the Option Plan provides that additional shares up to the 6.25% limit would be available for the issuance of non-qualified stock options thereunder.

  Upon the termination or forfeiture of any Stock Option granted under the Option Plan, any shares of Common Stock covered by such Stock Option shall be available for grant as further Stock Options under the

Option Plan. In the event of a stock dividend, stock split, recapitalization, merger, reorganization or similar event, the Hearst-Argyle Board of Directors may equitably adjust the aggregate number of shares subject to the Option Plan and the number, class and price of shares subject to awards outstanding.

ADMINISTRATION OF THE OPTION PLAN

  The Option Plan will be administered by the Hearst-Argyle Board of Directors. The Hearst-Argyle Board of Directors may delegate any or all of its authority under the Option Plan to a Compensation Committee appointed by the Board. The Compensation Committee, if appointed for the purpose of administering the Option Plan, will at all times consist solely of "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. As to any award under the Option Plan intended to qualify as "performance based compensation" for purposes of Section 162(m) of the Code, such award will be administered by persons who qualify as "outside directors" within the meaning of Section 162(m) of the Code. Except as described herein, the Hearst-Argyle Board of Directors has the full authority and discretion to administer the Option Plan and to take any action that is necessary or advisable in connection with the administration of the Option Plan, including without limitation, the authority and discretion to interpret and construe any provision of the Option Plan or of any agreement, notification or document evidencing the grant of an award, and the actions of the Hearst-Argyle Board of Directors (or, as applicable, the Compensation Committee) regarding these matters shall be afforded the maximum deference permitted by law.

  Under the Option Plan, unless the Hearst-Argyle Board of Directors provides otherwise in any Stock Option agreement, the Participant's Stock Options shall be subject to the following termination provisions upon the termination of a Participant's employment or service as a non-employee director by Hearst-Argyle and each of its subsidiaries (the "Participant's Employment or Service"). If the Participant's Employment or Service was terminated by Hearst-Argyle for Cause (as defined in the Option Plan) or was voluntary by the Participant (other than voluntary termination in connection with retirement upon or after reaching age 65), any Stock Option of the Participant will automatically be forfeited and unexercisable. If the Participant's Employment or Service was terminated because of his death, disability or retirement upon or after reaching age 65, or the Participant is terminated by Hearst-Argyle without Cause, the Participant or his representative, devisees or heirs, as applicable, may exercise a Stock Option that is exercisable on the date the Participant's Employment or Service so terminates at any time prior to one year from the date of such termination.

  If a Participant's Employment or Service is terminated with the approval of the Hearst-Argyle Board of Directors, the Board may, in its discretion, accelerate or otherwise modify the vesting conditions applicable to any options that are not exercisable on the date the Participant's Employment or Service terminates, extend the period following termination of employment during which any outstanding options may be exercised (but in no event beyond the original exercise term of the grant) or modify the vesting terms and extend the exercise term of the grant.

  Notwithstanding the foregoing, no incentive stock option may be exercisable after a Participant's employment terminates for a period of more than three months (except in the event of a Participant's death or disability).

  Notwithstanding the foregoing, if the Participant's Employment or Service is terminated because the Participant has become an employee of another company that is affiliated with Hearst-Argyle, through common ownership, common management or otherwise, then the Stock Options granted to such Participant under the Option Plan will not be terminated, but rather will continue in full force and effect as if the Participant's Employment or Service had not been terminated.

  Notwithstanding the foregoing provisions, the Hearst-Argyle Board of Directors has the full authority and discretion to administer the provisions of the Option Plan relating to stock options for non-employee directors and to take any action that is necessary or advisable in connection with the administration of those provisions, provided any such action taken by the Hearst-Argyle Board of Directors will not cause the provisions thereof to fail to satisfy the requirements of Rule 16b-3 of the Exchange Act.

AWARDS UNDER THE OPTION PLAN

  The Hearst-Argyle Board of Directors in its discretion shall determine the number of shares of Hearst-Argyle Common Stock subject to Stock Options to be granted to each Participant. The Hearst-Argyle Board of Directors may grant non-qualified stock options, incentive stock options or a combination thereof to executive officers and key employees, and may grant non-qualified stock options to non-employee directors. Stock Options granted under the Option Plan will provide generally for the purchase of Hearst-Argyle Series A Common Stock at prices not less than 100% of the fair market value thereof on the date the Stock Option is granted. Each option is exercisable after the period or periods specified in the applicable option agreement, but no option can be exercised after the expiration of 10 years from the date of grant.

  Stock Options granted under the Option Plan shall be exercisable at such times and subject to such restrictions and conditions as the Hearst-Argyle Board of Directors shall approve. Each grant shall specify that the exercise price is payable (i) in cash or (ii) shares of Hearst-Argyle Series A Common Stock.

  Each grant shall also specify the required periods of continuous service by the Participant with Hearst-Argyle or any subsidiary and/or the performance criteria to be achieved before the Stock Options or installments thereof will become exercisable, and any grant may provide for the earlier exercise of the Stock Option in the event of a Change of Control or other similar transaction or event. "Change of Control" includes (i) certain mergers or consolidations in which Hearst-Argyle is a constituent corporation; (ii) a sale or transfer by Hearst-Argyle or any of its subsidiaries, of all or substantially all of Hearst-Argyle's consolidated assets to an entity that is not a subsidiary of Hearst-Argyle; (iii) any "Person" (as such term is used in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than The Hearst Corporation, any "permitted transferee" as defined in Article Four of the Hearst-Argyle Restated Charter, and a trustee or other fiduciary holding securities under any employee benefit plan of Hearst-Argyle (collectively, the "Excluded Persons"), is or becomes the beneficial owner of securities of Hearst-Argyle representing more than 50% of the combined voting power of Hearst-Argyle; (iv) any Person other than an Excluded Person, is or becomes the beneficial owner, directly or indirectly, of securities of Hearst-Argyle representing more than 50% of the then outstanding Hearst-Argyle Common Stock; (v) certain changes in the composition of Hearst-Argyle's Board of Directors; (vi) the dissolution or liquidation of Hearst-Argyle; or, (vii) any transaction or series of transactions such as a going-private transaction contemplated by Rule 13e-3 of the Exchange Act.

  The Option Plan provides for the annual award of options covering a fixed number of shares of Hearst-Argyle Series A Common Stock to each non-employee director of Hearst-Argyle for each year that he or she continues to serve as a director. The number of options comprising the annual award is 4,000 for board membership, and an additional 1,000 if the non-employee director serves as a chairperson of a board committee. Options granted to non-employee directors will provide for the purchase of Hearst-Argyle Series A Common Stock at prices equal to the fair market value thereof on the date the option is granted. Such grant will specify that the option may not be exercised until the second anniversary of the date of grant and will be fully exercisable thereafter subject to the conditions described above relating to termination of a Participant's Employment or Service.

LIMITATION ON AWARDS

  Awards under the Option Plan will be subject to the following limitations:

    (a) No more than 6.25% of Hearst-Argyle's fully-diluted shares reserved for issuance under the Option Plan will be issued under non-qualified stock options;

    (b) No more than 3 million shares will be issued under "incentive stock options" as defined in Section 422(b) of the Code; and

    (c) The maximum aggregate number of shares that may be subject to Stock Options granted to a Participant during any calendar year will not exceed 500,000 shares.

TRANSFERABILITY; AMENDMENTS; TERMINATION

  No Stock Option will be transferable by the Participant other than by will or the laws of descent and distribution. No stock option granted to a Participant will be exercisable during the Participant's lifetime by any person other than the Participant or the Participant's guardian or legal representative. Notwithstanding the foregoing, the Hearst-Argyle Board of Directors may permit a Participant to transfer the exercise rights to any outstanding non-qualified stock options, provided such transfers are made to permitted transferees, without consideration, for bona fide estate planning purposes. Permitted transferees are a member of a Participant's immediate family, trusts for the benefit of such immediate family members and partnerships in which the Participant and/or such immediate family members are the only partners.

  Hearst-Argyle's Board of Directors has the authority to amend or terminate the Option Plan at any time, provided that no such action may adversely affect the rights of the holder of any outstanding option without the written consent of such holder and provided further, that an amendment shall be subject to stockholder approval if such approval is required by Rule 16b-3, the Code or the rules of any securities exchange or market system on which securities of Hearst-Argyle are listed or admitted to trading at the time such amendment is adopted. The Option Plan is intended to qualify under Rule 16b-3 promulgated pursuant to the Exchange Act. Thus, notwithstanding the foregoing, the Option Plan may from time to time be amended to satisfy or otherwise conform to the conditions, requirements and provisions set forth in Rule 16b-3 or in any successor rule. Unless earlier terminated, the Option Plan will automatically terminate on the date that is 10 years following the date the Option Plan was adopted by the Hearst-Argyle Board of Directors.

OUTSTANDING GRANTS

  The following table provides information as of June 30, 1997 regarding stock option grants under the Option Plan to (i) the chief executive officer and the other four most highly compensated executive officers of Argyle; (ii) all current Argyle executive officers, as a group; (iii) all current Argyle directors who are not executive officers, as a group; (iv) all persons expected to become directors of Hearst-Argyle; and, (v) all Argyle employees, including officers who are not executive officers, as a group:

                          NUMBER OF  PERCENTAGE                                     MARKET VALUE OF
                            SHARES       OF                                      UNDERLYING SECURITIES
                          UNDERLYING OUTSTANDING   EXERCISE                               (B)
                            STOCK       STOCK        PRICE       EXPIRATION    -------------------------
   NAME AND POSITION       OPTIONS     OPTIONS     ($/SHARE)        DATE       EXERCISABLE UNEXERCISABLE
   -----------------      ---------- ----------- ------------- --------------- ----------- -------------
Bob Marbut (a)
Chairman of the Board
and
Chief Executive
Officer.................    327,752     23.3%    $10.00-$21.96     1/3/05      $1,537,638   $2,738,830
Blake Byrne (a)
President and Chief
Operating
Officer.................    327,752     23.3%    $10.00-$21.96     1/03/05     $1,537,638   $2,738,830
Ibra Morales
Executive Vice President
and
Chief Revenue Officer...    327,752     23.3%    $10.00-$21.96     1/03/05     $1,537,638   $2,738,830
Harry T. Hawks
Chief Financial Officer,
Assistant Secretary and
Treasurer...............     81,939      5.8%    $10.00-$21.96     1/03/05     $  384,426   $  684,702
Dean H. Blythe
Vice President-Corporate
Development, Secretary
and
General Counsel.........     17,100      1.2%    $10.00-$16.75 6/6/05-12/12/05 $  142,125   $  104,700
All executive officers
as a
group (6 persons).......  1,093,595     77.9%    $10.00-$21.96 1/3/05-12/12/05 $5,241,090   $9,073,342
All directors who are
not
executive officers as a
group
(2 persons).............     30,000      2.1%    $10.00-$24.00  1/3/05-1/3/07  $  155,000   $   93,700

                          NUMBER OF  PERCENTAGE                                   MARKET VALUE OF
                            SHARES       OF                                    UNDERLYING SECURITIES
                          UNDERLYING OUTSTANDING   EXERCISE                             (B)
                            STOCK       STOCK        PRICE      EXPIRATION   -------------------------
   NAME AND POSITION       OPTIONS     OPTIONS     ($/SHARE)       DATE      EXERCISABLE UNEXERCISABLE
   -----------------      ---------- ----------- ------------- ------------- ----------- -------------
David J. Barrett (a)....       --         --          --            --              --           --
Frank A. Bennack, Jr.
(a).....................       --         --          --            --              --           --
John G. Conomikes (a)...       --         --          --            --              --           --
Victor F. Ganzi (a).....       --         --          --            --              --           --
George R. Hearst, Jr.
(a).....................       --         --          --            --              --           --
William R. Hearst III
(a).....................       --         --          --            --              --           --
Gilbert C. Maurer (a)...       --         --          --            --              --           --
David Pulver (a)........    15,000       1.1%    $10.00-$24.00 1/3/05-1/3/07 $   77,500   $   46,850
Virginia H. Randt (a)...       --         --          --            --              --           --
Caroline Williams (a)...    15,000       1.1%    $10.00-$24.00 1/3/05-1/3/07 $   77,500   $   46,850
All employees, including
officers who are not
executive
officers, as a group (86
persons)................   280,925      20.0%    $10.00-$28.00 6/6/05-6/4/07 $1,396,738   $1,173,333

--------
 *Less than 1%.
(a) Indicates that such person is expected to become a director of Hearst-Argyle at the Effective Time. Except for those persons who are currently directors of Argyle, none of such persons is a Participant in the Option Plan.
(b) Based on the closing price of $25.50 per share of the Series A Common Stock on the Nasdaq National Market on June 30, 1997.

FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the federal income tax consequences of the Option Plan is not comprehensive and is based on current income tax laws, regulations and rulings.

  Incentive Stock Options. Subject to the effect of the alternative minimum tax, discussed below, an optionee does not recognize income on the grant of an incentive stock option. If an optionee exercises an incentive stock option in accordance with the terms of the option and does not dispose of the shares acquired within two years from the date of the grant of the option nor within one year from the date of exercise, the optionee will not realize any income by reason of the exercise and Hearst-Argyle will be allowed no deduction by reason of the grant or exercise. The optionee's basis in the shares acquired upon exercise will be the amount paid upon exercise. Provided the optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, his gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of his gain or loss will be the difference between the amount realized on the disposition of the shares and his basis in the shares.

  If an optionee disposes of the shares within two years from the date of grant of the option or within one year from the date of exercise (an "Early Disposition"), the optionee will realize ordinary income at the time of such Early Disposition which will equal the excess, if any, of the lesser of (i) the amount realized on the Early Disposition or (ii) the fair market value of the shares on the date of exercise, over the optionee's basis in the shares. Hearst-Argyle will be entitled to a deduction in an amount equal to such income. The excess, if any, of the amount realized on the Early Disposition of such shares over the fair market value of the shares on the date of exercise will be long-term or short-term capital gain, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of Early Disposition. If an optionee disposes of such shares for less than his basis in the shares, the difference between the amount realized and his basis will be a long-term or short-term capital loss, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of disposition.

  The excess of the fair market value of the shares at the time the incentive stock option is exercised over the exercise price for the shares is included in the optionee's alternative minimum taxable income for purposes of determining alternative minimum tax.

  Non-Qualified Stock Options. Non-qualified stock options do not qualify for the special tax treatment accorded to incentive stock options under the Code. Although an optionee does not recognize income at the time of the grant of the option, he recognizes ordinary income upon the exercise of a non-qualified option in an amount equal to the difference between the fair market value of the stock on the date of exercise of the option and the amount of cash paid for the stock.

  As a result of the optionee's exercise of a non-qualified stock option, Hearst-Argyle generally will be entitled to deduct as compensation an amount equal to the amount included in the optionee's gross income. Hearst-Argyle's deduction will be taken in Hearst-Argyle's taxable year in which the option is exercised.

  All stock options granted under the Option Plan to date are non-qualified stock options.

  Change of Control. If there is an acceleration of the vesting of benefits and/or an acceleration of the exercisability of stock options upon a Change of Control, all or a portion of the accelerated benefits may constitute "Excess Parachute Payments" under Section 280G of the Code. The employee receiving an Excess Parachute Payment incurs an excise tax of 20% of the amount of the payment in excess of the employee's average annual compensation over the five calendar years preceding the year of the Change of Control, and Hearst-Argyle is not entitled to a deduction for such payment.

  Limitation on Deduction. Section 162(m) of the Code provides that no deduction will be allowed for certain remuneration with respect to a covered employee to the extent such remuneration exceeds $1 million. Under regulations issued by the IRS, an employee is a covered employee if his compensation is required to be reported under the Commission's disclosure rules and he is employed as of the last day of the taxable year. Compensation arising from stock options awarded by a committee comprised of non-employee directors is considered "qualified performance-based compensation" and exempt from the $1 million limit if the option exercise price is no less than the fair market value on the date of grant, and the stockholders approve the terms of a stock option plan specifying the maximum number of shares that may be awarded to any Participant over a specific time period. The $1 million limitation is reduced by any remuneration subject to such limitation for which a deduction is disallowed under the "Change of Control" provisions set forth above.

  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PLAN PROPOSAL.

                  DESCRIPTION OF HEARST-ARGYLE CAPITAL STOCK

  In connection with the Hearst Transaction, Argyle's Certificate of Incorporation will be amended and restated prior to the Effective Time, pursuant to which, among other things, (i) Argyle's authorized common stock will be increased from 50 million to 200 million shares; (ii) Argyle's existing Series B Common Stock and Series C Common Stock will be reclassified as and changed into an equal number of shares of Series A Common Stock; (iii) a Series B Common Stock will be authorized and thereafter issued to Hearst in connection with the Contribution; and, (iv) Argyle's existing Series A Preferred Stock and Series B Preferred Stock will receive voting rights. Upon consummation of the Merger, the Restated Charter, as amended to reflect the name change to "Hearst-Argyle Television, Inc.," will become the Certificate of Incorporation of Hearst-Argyle. Set forth below is a description of the capital stock of Hearst-Argyle after the Merger pursuant to the Hearst-Argyle Certificate of Incorporation. See "Comparison of Stockholders' Rights."

  Common Stock. Hearst-Argyle will have 200 million shares of authorized common stock, par value $.01 per share, with 100 million shares designated as Hearst-Argyle Series A Common Stock and 100 million shares designated as Hearst-Argyle Series B Common Stock. Except as otherwise described below, the issued and outstanding shares of Hearst-Argyle Series A Common Stock and Hearst-Argyle Series B Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Hearst-Argyle Series A Common Stock and Hearst-Argyle Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Hearst-Argyle Series A Common Stock will be entitled to vote separately as a class to elect two members of Hearst-Argyle's Board of Directors (the Series A Directors) and (ii) the holders of the shares of Hearst-Argyle Series B Common Stock will be entitled to vote separately as a class to elect the balance of Hearst-Argyle's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of Hearst-Argyle's Board of Directors. Any director may resign at any time upon giving written notice to Hearst-Argyle. The directors may only be removed for cause by a vote of the holders of a majority of Hearst-Argyle Common Stock voting together as a class. Any Series A Director who resigns or is removed may be replaced only by the remaining Series A Director or, if there are no remaining Series A Directors, by a vote of the holders of a majority of the Hearst-Argyle Series A Common Stock voting separately as a class. Similarly, any Series B Director who resigns or is removed may be replaced only by the remaining Series B Directors or, if there are no remaining Hearst-Argyle Series B Directors, by a vote of the holders of a majority of the Hearst-Argyle Series B Common Stock voting separately as a class. If no shares of Hearst-Argyle Series A Common Stock are issued and outstanding at any given time, then the holders of shares of Hearst-Argyle Series B Common Stock will elect all of Hearst-Argyle's directors. Conversely, if no shares of Hearst-Argyle Series B Common Stock are issued and outstanding, then the holders of the shares of Hearst-Argyle Series A Common Stock will elect all of Hearst-Argyle's directors.

  All of the outstanding shares of Hearst-Argyle Series B Common Stock will initially be held by Hearst or a Permitted Transferee (as defined below). No holder of shares of Hearst-Argyle Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iii) any entity controlled by Hearst (each a "Permitted Transferee"). Hearst-Argyle Series B Common Stock, however, may be converted at any time into Hearst-Argyle Series A Common Stock and freely transferred, subject to the terms and conditions of Hearst-Argyle's Certificate of Incorporation and to applicable securities laws limitations. If at any time the Permitted Transferees first hold in the aggregate less than 20% of all shares of Hearst-Argyle Common Stock that are then issued and outstanding, then each issued and outstanding share of Hearst-Argyle Series B Common Stock automatically will be converted into one fully-paid and nonassessable share of Hearst-Argyle Series A Common Stock, and Hearst-Argyle will not be entitled to issue any additional shares of Series B Common Stock. Notwithstanding any other provision to the contrary, no holder of Hearst-Argyle Series B Common Stock shall (i) transfer any shares of Hearst-Argyle Series B Common Stock; (ii) convert Hearst-Argyle Series B Common Stock; or,
(iii) be entitled to receive any cash, stock, other securities or other property with respect to or in exchange for any shares of Hearst-Argyle Series B Common Stock in connection with any merger or consolidation of Hearst-Argyle or sale or conveyance of all or substantially all of the property or business of Hearst-Argyle as an entity, unless all necessary approvals of the FCC as required by the Communications Act and the rules and regulations thereunder have been obtained or waived.

  Preferred Stock. Hearst-Argyle will have one million shares of authorized preferred stock, par value $.01 per share. Under the Hearst-Argyle Certificate of Incorporation, Hearst-Argyle will have two issued and outstanding series of preferred stock, Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock (collectively, the "Hearst-Argyle Preferred Stock") upon consummation of the Merger. Each series of Hearst-Argyle Preferred Stock will have 10,938 shares issued and outstanding at the Effective Time. The Hearst-Argyle Preferred Stock will have a cash dividend feature whereby each share will accrue $65 per share annually, to be paid quarterly. The Hearst-Argyle Series A Preferred Stock will be convertible at the option of the holders, at any time, into Hearst-Argyle Series A Common Stock at a conversion price of (i) on or before December 31, 2000, $35; (ii) during the calendar year December 31, 2001, the product of 1.1 times $35; and, (iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's conversion price. Hearst-Argyle will have the option to redeem all or a portion of the Hearst-Argyle Series A Preferred Stock at any time after June 11, 2001 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

  The holders of Hearst-Argyle Series B Preferred Stock will have the option to convert such Hearst-Argyle Series B Preferred Stock into shares of Hearst-Argyle Series A Common Stock at any time after June 11, 2001 at the average of the closing prices for the Hearst-Argyle Series A Common Stock for each of the 10 trading days prior to such conversion date. Hearst-Argyle will have the option to redeem all or a portion of the Hearst-Argyle Series B Preferred Stock at any time on or after June 11, 2001, at a price equal to $1,000 per share plus any accrued and unpaid dividends.

  The issued and outstanding shares of Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock will be entitled to vote on all matters submitted to a vote of holders of Hearst-Argyle Series A Common Stock, with such shares of Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock voting together as a single class with the shares of Hearst-Argyle Series A Common Stock. Each share of Hearst-Argyle Series A Preferred Stock is entitled to the number of votes (rounded up to the next whole number) equal to the number of shares of Hearst-Argyle Series A Common Stock into which such share is convertible. Each share of Hearst-Argyle Series B Preferred Stock is entitled to (i) 29 votes, if the record date for the stockholder meeting at which such votes are to be cast is before July 11, 2001 or (ii) thereafter, the number of votes (rounded up to the next whole number) equal to the number of shares of Hearst-Argyle Series A Common Stock into which such share is convertible. Except with respect to any proposal to amend Hearst-Argyle's Certificate of Incorporation that may adversely affect the rights of the respective series of Hearst-Argyle Preferred Stock, neither the Hearst-Argyle Series A Preferred Stock nor the Hearst-Argyle Series B Preferred Stock is entitled to vote separately as a class.

FOREIGN OWNERSHIP

  Pursuant to the Hearst-Argyle Certificate of Incorporation and in order to comply with FCC rules and regulations, Hearst-Argyle will not be permitted to issue to (i) a person who is a citizen of a country other than the U.S.; (ii) any entity organized under the laws of a government other than the government of the U.S. or any state, territory or possession of the U.S.; (iii) a government other than the government of the U.S. or of any state, territory or possession of the U.S. ; (iv) a representative of, or an individual or entity controlled by, any of the foregoing; or, (v) any other person or entity whose alien status would be cognizable under the Communications Act (individually, an "Alien;" collectively, "Aliens"), any shares of capital stock of Hearst-Argyle if such issuance would result in the total number of shares of such capital stock held or voted by Aliens exceeding 25% of (x) the capital stock outstanding at any time and from time to time or (y) the total voting power of all shares of such capital stock outstanding and entitled to vote at any time and from time to time. In addition, Hearst-Argyle will not be permitted to transfer on the books of Hearst-Argyle any capital stock to any Alien that would result in the total number of shares of such capital stock held or voted by Aliens exceeding such 25% limits. The Hearst-Argyle Certificate of Incorporation also will provide that no Alien or Aliens, individually or collectively, will be entitled to vote or direct or control the vote of more than 25% of (i) the total number of all shares of capital stock of Hearst-Argyle outstanding at any time and from time to time or (ii) the total voting power of all shares of capital stock of Hearst-Argyle outstanding and entitled to vote at any time and from time to time (or such limits greater or lesser than 25% as may be subsequently imposed by statute or regulation). Hearst-Argyle's Board of Directors will have the right to redeem any shares determined to be owned by an Alien or Aliens, at the fair market value of the shares to be redeemed, if the Board of Directors determines such redemption is necessary to comply with these Alien ownership restrictions of the Communications Act and rules of the FCC. See "Federal Regulation of Television Broadcasting."

CERTAIN ANTI-TAKEOVER MATTERS

  General. Certain provisions of the Hearst-Argyle Certificate of Incorporation and the DGCL may have the effect of impeding the acquisition of control of Hearst-Argyle by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the Hearst-Argyle Board of Directors.

  The provisions of the Hearst-Argyle Certificate of Incorporation and the DGCL described below are designed to reduce, or have the effect of reducing, the vulnerability of Hearst-Argyle to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of Hearst-Argyle or an unsolicited takeover attempt that is unfair to Hearst-Argyle stockholders. The summary of such provisions set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Hearst-Argyle Certificate of Incorporation, the Hearst-Argyle bylaws and the DGCL. See "The Merger Agreement" and "Security Ownership Before and After the Hearst Transaction."

  The Hearst-Argyle Board of Directors has no present intention to introduce additional measures that might have an anti-takeover effect. The Hearst-Argyle Board of Directors, however, expressly reserves the right to introduce such measures in the future.

  Classified Board; Removal of Directors. The Hearst-Argyle Certificate of Incorporation provides that the Hearst-Argyle Board of Directors shall consist of not less than seven directors, with the exact number of directors to be determined from time to time by the Hearst-Argyle Board of Directors and designated in the bylaws. At the Effective Time of the Merger, the Hearst-Argyle bylaws will be amended to provide that at the Effective Time the number of directors will be 11 and thereafter the minimum number of directors will be seven and the maximum number of directors will be 15. The Hearst-Argyle Certificate of Incorporation further provides that the Hearst-Argyle Board of Directors be divided into two classes, as long as there are no more than two Series A Directors, and that, after an initial term, each director will be elected for a two-year term. The Hearst-Argyle Certificate of Incorporation also provides that, in the event there are three or more Series A directors, the Hearst-Argyle Board of Directors will be divided into three classes, and that, after an initial term, each director will be elected for a three-year term. Whether there are two or three classes of directors, the Series A Directors are to be divided among the classes as equally as possible. A classified Hearst-Argyle Board of Directors is intended to assure the continuity and stability of the Hearst-Argyle Board of Directors and Hearst-Argyle's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of Hearst-Argyle, incumbent directors will retain their positions. In addition, the classified board provision helps ensure that the Hearst-Argyle Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of Hearst-Argyle, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. The directors may only be removed for cause by a vote of the holders of a majority of Hearst-Argyle Common Stock voting together as a class. For further information regarding the voting rights of Hearst-Argyle Common Stock and the removal of directors, see "Management of Hearst-Argyle After the Merger."

  Business Combinations. Hearst-Argyle, as a Delaware corporation, will be subject to Section 203 ("Section 203") of the DGCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the

Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether or not shares held subject to the plan will be tendered in a tender or exchange offer); or, (iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Hearst-Argyle Series A Common Stock will be Harris Trust and Savings Bank.

          SECURITY OWNERSHIP BEFORE AND AFTER THE HEARST TRANSACTION

  The following table sets forth, based on information as of July 14, 1997, the beneficial ownership of Argyle Common Stock and the anticipated beneficial ownership, after giving effect to the Hearst Transaction, of Hearst-Argyle Common Stock, as to (i) each Argyle director and each person expected to be a Hearst-Argyle director or executive officer upon consummation of the Merger;
(ii) all current Argyle directors and executive officers, as a group, and all persons expected to be Hearst-Argyle directors and executive officers, as a group; and, (iii) each person known to Argyle to be the beneficial owner of 5% or more of any class or series of Argyle's voting securities and each person expected to be the beneficial owner of 5% or more of any class or series of Hearst-Argyle's voting securities. The table below assumes that all shares of Series A Common Stock held by certain Argyle investment partnerships had been fully distributed to their respective partners as of July 14, 1997 at an assumed price of $26.50 per share. The number of shares of Hearst-Argyle Common Stock and the percentage beneficially owned (after giving effect to the Hearst Transaction) are based on the following assumptions: (i) the persons named below (the "Named Stockholders") elect to make the Mixed Election in respect of each of their shares of Series A Common Stock and receive the Mixed Consideration consisting of a combination of $13.25 in cash, without interest, and 0.5 share of Hearst-Argyle Series A Common Stock for each share of Series A Common Stock held; (ii) the maximum amount of Cash Consideration (approximately $160 million) will be paid in the Merger; and, (iii) each Named Stockholder elects to receive, and does receive, all cash for their options. See footnotes (c) and (d) below for information about beneficial ownership after the Hearst Transaction based on alternative assumptions. The information presented in the table does not give effect to any future offering of shares of Hearst-Argyle Series A Common Stock or debt securities. See "The Hearst Transaction Proposal--Financing the Hearst Transaction."

                              BEFORE THE HEARST TRANSACTION                     AFTER THE HEARST TRANSACTION
                          ----------------------------------------------  ----------------------------------------
                            SERIES A COMMON       SERIES B COMMON           SERIES A COMMON     SERIES B COMMON
                          STOCK BENEFICIALLY     STOCK BENEFICIALLY       STOCK BENEFICIALLY   STOCK BENEFICIALLY
                               OWNED(A)               OWNED(B)             OWNED(A),(C),(D)         OWNED(B)
                          ---------------------- -----------------------  ------------------- --------------------
                                        PERCENT                PERCENT               PERCENT              PERCENT
          NAME             SHARES      OF SERIES SHARES       OF SERIES    SHARES   OF SERIES   SHARES   OF SERIES
          ----            ---------    --------- ---------    ----------  --------- --------- ---------- ---------
Bob Marbut(b)...........  7,511,750(b)   65.8%      36,000(b)        100%   624,376   10.4%          --     --
Blake Byrne(f)..........    878,375(e)    7.7%         789           2.2%   385,708    6.4%          --     --
Ibra Morales............    293,676(e)    2.6%      15,789          43.9%   100,858    1.7%          --     --
Harry T. Hawks..........    144,152(e)    1.3%      10,526          29.2%    63,870    1.1%          --     --
Dean H. Blythe..........     11,698(g)      *          --            --       1,199      *           --     --
David Pulver............    106,155(h)      *          --            --      50,578      *           --     --
Caroline L. Williams....     50,376(h)      *          --            --      22,688      *           --     --
John G. Conomikes.......         25         *          --            --          12      *           --     --
Anthony J. Vinciquerra..     13,431(i)      *          --            --       6,715      *           --     --
David J. Barrett........        --        --           --            --         --     --            --     --
George R. Hearst, Jr....        --        --           --            --         --     --            --     --
Frank A. Bennack, Jr....        --        --           --            --         --     --            --     --
Gilbert C. Maurer.......        --        --           --            --         --     --            --     --
Victor F. Ganzi.........        --        --           --            --         --     --            --     --
William R. Hearst III...        --        --           --            --         --     --            --     --
Virginia H. Randt.......        --        --           --            --         --     --            --     --
All current Argyle
 directors and executive
 officers as a group
 (8 persons)(b) ........  2,841,750      24.4%      33,367          92.7% 1,249,517   20.7%          --     --
All Hearst-Argyle
 directors and executive
 officers as a group
 (15 persons)(b)........  2,855,206      24.4%      33,367          92.7%   870,296   14.4%          --     --
Argyle Television
 Partners, L.P.(b),
 (n)....................  7,300,000(j)   64.5%      36,000         100.0%       --     --            --     --
Argyle Television
 Investors, L.P.(b),
 (n)....................  4,853,718      42.9%         --            --         --     --            --     --
Argyle Television
 Investors (Foreign),
 L.P.(b), (n)...........  1,746,282      15.4%         --            --         --     --            --     --
Television Investment
 Partners, L.P.(b),
 (n)....................    700,000       6.2%         --            --         --     --            --     --
Chase Manhattan
 Investment Holdings,
 L.P. ..................  1,363,391(k)   12.1%         --            --     681,695   11.3%          --     --
Textron Collective
 Investment Trust Fund
 B......................    829,757(l)    7.3%         --            --     414,878    6.9%          --     --
The Hearst
 Corporation(m).........  7,529,000      66.6%      36,000           100%       --     --     38,611,001    100%

-------
* Represents beneficial ownership of less than 1% of the applicable series of issued and outstanding Argyle Common Stock or Hearst-Argyle Common Stock, as the case may be.

(a) Each person has sole voting and investment power, except as otherwise noted.
(b) ATP currently holds 100% of the Series B Common Stock. The information in the table with respect to the individual partners of ATP assumes ATP has fully distributed all of the Series B Common Stock to such partners. ATP's general partner is Argyle Communications, Inc. ("ACI"), a corporation owned principally by certain members of management of Argyle and controlled by Mr. Marbut. Under applicable SEC regulations, Mr. Marbut may be considered the beneficial owner of all shares held by ATP, ATILP, ATI (Foreign) and TIP, or a total of 7,300,000 shares of Series A Common Stock and 36,000 shares of Series B Common Stock. Mr. Marbut disclaims beneficial ownership of these shares held by ATP, ATILP, ATI (Foreign) and TIP. Mr. Marbut's ownership and percentage of Series A Common Stock would be 1,350,237 and 11.8%, and of Series B Common Stock would be 6,263 and 17.4% based on (i) shares held directly; (ii) his pro rata interest in shares held indirectly by ATP through ATP's interest in ATILP, ATILP (Foreign) and TIP; (iii) his interest in shares held by TIP; (iv) 99,000 shares held by Argyle Foundation, a charitable foundation established by Mr. Marbut; and, (v) shares subject to options exercisable within 60 days. The number of shares and percentages for all current Argyle directors and executive officers as a group, and all Hearst-Argyle directors and executive officers as a group, do not include shares in respect of which Mr. Marbut disclaims beneficial ownership as described above. The address for Mr. Marbut, ATP, ATILP, ATI (Foreign) and TIP is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
(c) The percentage of Hearst-Argyle Series A Common Stock beneficially owned by such persons after giving effect to the Hearst Transaction, based on the following assumptions: (i) the Named Stockholders make the Mixed Election and receive the Mixed Consideration consisting of a combination of $13.25 in cash, without interest, and 0.5 share of Hearst-Argyle Series A Common Stock; (ii) the minimum amount of Cash Consideration ($100 million) will be paid in the Merger; and, (iii) each Named Stockholder elects to receive, and does receive, all cash for their options, is as follows: Bob Marbut, 7.5%; Blake Byrne, 4.7%; Ibra Morales, 1.2%; all current Argyle directors and executive officers as a group, 15.1%; Chase Venture Partners, 8.2%; and, Textron Collective Investment Trust Fund B, 5.0%. Under the foregoing assumptions, all other persons identified in the table would hold less than 1% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock after giving effect to the Hearst Transaction under the assumptions contained in this footnote.
(d) The number of shares of Hearst-Argyle Series A Common Stock owned by such persons after giving effect to the Hearst Transaction, based on the following assumptions: (i) the Named Stockholders elect to make the Stock Election and receive solely Hearst-Argyle Series A Common Stock; (ii) either the maximum amount of Cash Consideration (approximately $160 million) or the minimum amount of Cash Consideration ($100 million) will be paid in the Merger; and, (iii) each Named Stockholder elects to receive, and does receive, all cash for their options, is as follows: Bob Marbut, 1,248,751; Blake Byrne, 771,415; Ibra Morales, 201,716; Harry T. Hawks, 127,740; Dean H. Blythe, 2,398; David Pulver, 101,155; Caroline Williams, 45,376; all current Argyle directors and executive officers as a group, 2,499,032; Chase Venture Partners, 1,363,391; and, Textron Collective Investment Trust Fund B, 829,757. Under the foregoing assumptions, the percentage of Hearst-Argyle Series A Common Stock beneficially owned by such persons after giving effect to the Hearst Transaction and assuming either the maximum amount of Cash Consideration (approximately $160 million) or the minimum amount of Cash Consideration ($100 million) will be paid in the Merger; respectively, is as follows:
    Bob Marbut, 20.7% and 15.1%; Blake Byrne, 12.8% and 9.3%; Ibra Morales, 3.3% and 2.4%; Harry Hawks, 2.1% and 1.5%; David Pulver, 1.7% and 1.2%; all current Argyle directors and executive officers as a group, 41.5% and 30.2%; Chase Venture Partners, 22.6% and 16.5%; and, Textron Collective Investment Trust Fund B, 13.8% and 10.0%. All other persons identified in the table would hold less than 1% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock after giving effect to the Hearst Transaction under the assumptions contained in this footnote.
(e) Represents (i) any shares held by the individual directly; (ii) the individual's pro rata interest in shares held indirectly by ATP through ATP's interest in ATILP, ATI (Foreign) and TIP; (iii) for Mr. Byrne, such individual's interest in shares held by TIP, and for Mr. Morales, such individual's interest in shares held by ATILP; (iv) for Mr. Byrne, 65,000 shares held by Skylark Foundation, a charitable foundation established by Mr. Byrne; and, (v) shares subject to options exercisable within 60 days.

(f) The address for Mr. Byrne is 9220 Sunset Boulevard, Suite 210, Los Angeles, California 90069.
(g) Represents Mr. Blythe's interest in shares held by TIP and shares subject to options exercisable within 60 days.
(h) Represents (i) the individual's interest in shares held by ATILP and TIP and (ii) shares subject to options exercisable within 60 days.
(i) Represents Mr. Vinciquerra's interest in shares held by TIP.
(j) As the general partner of the general partner of ATILP and ATI (Foreign), and as the general partner of TIP, ATP may be considered the beneficial owner of all shares held by ATILP, ATI (Foreign) and TIP, and therefore ATP is shown for purposes of this chart as owning these shares.
(k) Represents such entity's interest in shares held by ATILP and ATI (Foreign). The address of Chase Manhattan Investment Holdings, L.P. is 380 Madison Avenue, New York, New York 10017.
(l) Represents such entity's interest in shares held by ATILP. The address of Textron Collective Investment Trust Fund B is c/o RI Hospital Trust National Bank, Trustee, 150 Royall Street, Canton, Massachusetts 02021.
(m) The Hearst Corporation beneficially owns (shared voting and dispositive power) such shares pursuant to the Voting Agreements. See "The Merger Agreement--Voting Agreements." As of July 14, 1997, The Hearst Family Trust is the sole common stockholder of Hearst. The address of The Hearst Family Trust is 888 Seventh Avenue, New York, New York 10106. The address of Hearst is 959 Eighth Avenue, New York, New York 10019.
(n) Shares held are subject to terms of a Voting Agreement. See "The Merger Agreement--Voting Agreements." Argyle has been advised that each of ATP, ATILP, ATI (Foreign) and TIP have adopted plans of liquidation which contemplate that each partner thereof will be responsible for making an election with respect to the Merger Consideration to be received for the Argyle shares beneficially owned and that all Argyle shares held by these partnerships will be distributed by such partnerships to their respective partners prior to the Effective Time of the Merger. See "The Hearst Transaction Proposal--Background."

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  At the Effective Time, the stockholders of Argyle will become stockholders of Hearst-Argyle. As stockholders of Hearst-Argyle, their rights will be governed by the DGCL and Hearst-Argyle's Certificate of Incorporation and bylaws. Because Argyle will be the surviving corporation in the Merger, the rights of holders of Argyle capital stock and Hearst-Argyle capital stock will arise solely from differences in the respective Certificates of Incorporation and bylaws of Argyle and Hearst-Argyle prior to and after the Effective Time. As part of the Hearst Transaction, Argyle's Certificate of Incorporation will be further amended and restated prior to the Effective Time, pursuant to which, among other things, (i) Argyle's authorized common stock will be increased from 50 million to 200 million shares; (ii) Argyle's existing Series B Common Stock and Series C Common Stock will be reclassified as and changed into an equal number of shares of Series A Common Stock; (iii) a Series B Common Stock will be authorized and thereafter issued to Hearst in connection with the Contribution; and, (iv) the terms of Argyle's Series A Preferred Stock and Series B Preferred Stock will be amended to receive certain voting rights. Upon consummation of the Merger, the Restated Charter, as amended to reflect the name change of Argyle to "Hearst-Argyle Television, Inc.," will become the Hearst-Argyle Certificate of Incorporation. A copy of the Restated Charter is attached as Appendix C to this Proxy Statement/Prospectus. The following is a summary of the principal differences between the rights of the holders of Argyle capital stock (prior to the Restated Charter) and holders of the Hearst-Argyle capital stock. See "Description of Hearst-Argyle Capital Stock."

  Bylaws. The bylaws of Argyle in effect immediately prior to the Effective Time will be the bylaws of Hearst-Argyle, except as amended pursuant to the Merger Agreement to provide that the number of directors of Hearst-Argyle will be 11 effective upon the Merger and thereafter will be no less than seven and no more than 15. Except for such amendment, the bylaws of Argyle will remain in their present form until subsequently amended.

  Authorized Capital Stock. The Argyle Certificate of Incorporation provides for 51 million authorized shares of capital stock, consisting of 50 million shares of common stock, par value $.01 per share, and 1 million shares of preferred stock, par value $.01 per share ("Argyle Preferred Stock"). The Hearst-Argyle Certificate of Incorporation will provide for 201 million authorized shares of capital stock, consisting of 200 million shares of common stock, par value $.01 per share ("Hearst-Argyle Common Stock"), and 1 million shares of Hearst-Argyle Preferred Stock.

  Common Stock. Under the Argyle Certificate of Incorporation, 35 million shares of the authorized Argyle Common Stock are designated as Series A Common Stock, 200,000 shares are designated as Series B Common Stock and 14.8 million shares are designated as Series C Common Stock. Under the Hearst-Argyle Certificate of Incorporation, 100 million shares of the authorized Hearst-Argyle Common Stock will be designated as Series A Common Stock and 100 million shares will be designated as Series B Common Stock. All of Argyle's Series B Common Stock currently is held by a partnership affiliated with Messrs. Marbut, Byrne, Morales and Hawks, while all of Hearst-Argyle's Series B Common Stock initially will be held by Hearst or a Permitted Transferee. The Hearst-Argyle Certificate of Incorporation will provide that if at any time Hearst first owns less than 20% of all shares of Hearst-Argyle Common Stock then issued and outstanding, the issued and outstanding shares of Hearst-Argyle Series B Common Stock automatically will be converted into shares of Hearst-Argyle Series A Common Stock and Hearst-Argyle will not be entitled to issue any additional shares of Hearst-Argyle Series B Common Stock.

  Preferred Stock. Under the Argyle Certificate of Incorporation, 12,500 shares of the authorized Argyle Preferred Stock are designated as Series A Preferred Stock and 12,500 shares are designated as Series B Preferred Stock. Under the Hearst-Argyle Certificate of Incorporation, 12,500 shares of the authorized Hearst-Argyle Preferred Stock will be designated as Hearst-Argyle Series A Preferred Stock and 12,500 shares will be designated as Hearst-Argyle Series B Preferred Stock. Unlike the Argyle Preferred Stock, the Hearst-Argyle Preferred Stock will have certain voting rights as described below.

  Voting. Under Argyle's Certificate of Incorporation, holders of Series A Common Stock or Series B Common Stock are entitled to vote on all matters submitted to a vote of stockholders. Argyle's Series C Common Stock is entitled to vote only with respect to (i) amendments to the Argyle Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective series so as to affect them adversely, and (ii) such other matters as require class votes under the DGCL and Argyle's Certificate of Incorporation. Likewise, holders of Argyle Preferred Stock are entitled to vote only with respect to amendments to the Argyle Certificate of Incorporation that adversely alter or change the rights, preferences, privileges or powers of their respective preferred series. Under the Hearst-Argyle Certificate of Incorporation, holders of Hearst-Argyle Common Stock will be entitled to vote on all matters submitted to a vote of the stockholders and holders of Hearst-Argyle Preferred Stock are entitled to vote on all matters on which the holders of Series A Common Stock are entitled to vote.

  With respect to any election of directors by the Argyle stockholders, the holders of Series B Common Stock are entitled to elect a majority of the Argyle Board and the holders of Series A Common Stock are entitled to elect the balance of the Argyle Board. Under the Hearst-Argyle Certificate of Incorporation, however, the holders of Hearst-Argyle Series A Common Stock will elect only two directors of the Hearst-Argyle Board and the holders of Hearst-Argyle Series B Common Stock will elect the balance of the Hearst-Argyle Board. Under the Argyle Certificate of Incorporation, only the holders of Series A Common Stock can remove a Series A Director for cause and only the holders of Series B Common Stock can remove a Series B Director for cause. Under the Hearst-Argyle Certificate of Incorporation, a Series A Director and a Series B Director can only be removed for cause by the vote of a majority of the holders of Hearst-Argyle Common Stock voting together as a class.

  Controlling Stockholder. At the Effective Time, Hearst will own 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock, constituting between 82.3% and 86.5% of the outstanding shares of Common Stock of Hearst-Argyle. As a result, Hearst will be able to control substantially all actions to be taken by the Hearst-Argyle stockholders. See "Risk Factors-- Control by Majority Stockholder; Competitive and Operations Impact; Conflicts of Interest."

                 THE COMMERCIAL TELEVISION BROADCAST INDUSTRY

INDUSTRY BACKGROUND

  General. Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently, a limited number of channels are available for broadcasting in any one geographic area, and a license to operate a television station must be granted by the FCC. Television stations that broadcast over the VHF band (channels 2-13) of the spectrum generally have some competitive advantage over television stations that broadcast over the UHF band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. The improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems, however, have reduced to some extent the VHF signal advantage.

  All television stations in the country are grouped by Nielsen, a national audience measuring service, into 211 generally recognized television markets that are ranked in size according to various formulae based upon actual or potential audience. Each market is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. These specific geographic markets are referred to by Nielsen as "designated market areas"
(DMAs). Nielsen periodically publishes data on estimated audiences for the television stations in the various markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of households using television actually viewing the station (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. Nielsen uses two methods of determining a station's ability to attract viewers. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are utilized.

  Networks; Programming. Historically, three major broadcast networks--ABC, NBC and CBS--dominated broadcast television. In recent years, however, Fox effectively has evolved into the fourth major network, even though it produces seven hours less of prime time programming than the other major networks. In addition, UPN and WB Network have been launched as television networks. Stations that operate without network affiliations are referred to as "independent" stations. All of the Hearst-Argyle Stations are network-affiliated stations.

  The affiliation by a station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliate of a major network receives the majority of each day's programming from the network. This programming, along with cash payments ("Network Compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then sells this advertising time for its own account. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the affiliate or purchased from non-network sources. In acquiring programming to supplement programming supplied by the affiliated network, network affiliates compete primarily with other affiliates and independent stations in their markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that otherwise would have been offered to local television stations. In addition, a television station may acquire programming through barter arrangements. Under barter arrangements, a national program distributor may receive advertising time in exchange for the programming it supplies, with the station paying either a reduced fee or no fee for such programming.

  A fully independent station, unlike a network-affiliated station, purchases or produces all of the programming that it broadcasts, resulting in generally higher programming costs. The independent station, however, may retain its entire inventory of advertising time and all of the revenues obtained therefrom.

  Revenues. Television station revenues are derived primarily from local, regional and national advertising and, to a much lesser extent, from network compensation and revenues from studio or tower rental and commercial production activities. Advertising rates are set based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates also are determined by a station's overall ratings and share in its market, as well as the station's ratings and share among particular demographic groups that an advertiser may be targeting. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general and the revenues of individual broadcast television stations. The advertising revenues of the stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years benefit from advertising placed by candidates for political offices, and demand for advertising time in Olympic broadcasts. Proposals have been advanced in Congress to require television broadcast stations to provide advertising time to political candidates at no charge, which would eliminate in whole or in part advertising revenues from political candidates. See "Risk Factors--Television Industry Competition and Technology."

  Cable. Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues, because network-affiliated stations competed only with each other in local markets. Beginning in the 1980s, this level of dominance began to change, as the FCC authorized more local stations and marketplace choices expanded with the growth of independent stations and cable television services.

  Cable television systems were first installed in significant numbers in the 1970s and were initially used primarily to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels equivalent to any of the major broadcast networks and, collectively, the broadcast originated signals still constitute the majority of viewing in most cable homes. The advertising share of cable networks has increased during the 1970s, 1980s and 1990s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system). Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising.

  Argyle believes that the market shares of television stations affiliated with ABC, NBC and CBS declined during the 1980s and 1990s primarily because of the emergence of Fox and certain strong independent stations and because of increased cable penetration. In addition, there has been substantial growth in the number of home satellite dish receivers and VCRs, which has further expanded the number of programming alternatives for household audiences.

COMPETITION

  Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors material to a television station's competitive position include signal coverage and assigned frequency.

  Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now in use with direct broadcast satellites and in development for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. Argyle is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Hearst-Argyle Stations.

  The television broadcasting industry continually is faced with such technological change and innovation, the possible rise in popularity of competing entertainment and communications media and governmental restrictions or actions of federal regulatory bodies, including the FCC and the FTC, any of which could have a material effect on the Hearst-Argyle Stations.

  Audience. The Hearst-Argyle Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A majority of the daily programming on the Hearst-Argyle Stations is supplied by the network with which each such station is affiliated. In time periods in which the network provides programming, the Hearst-Argyle Stations are totally dependent upon the performance of the network programs in attracting viewers. Each Hearst-Argyle Station competes in non-network time periods based on the performance of its programming during such time periods, using a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs, that such station believes will be attractive to viewers.

  The Hearst-Argyle Stations compete for television viewership share against local network-affiliated and independent stations, as well as against cable and alternate methods of television transmission. These other transmission methods can increase competition for a station by bringing into its market distant broadcasting signals not otherwise available to the station's audience and also by serving as a distribution system for non-broadcast programming originated on the cable system. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. To the extent cable operators elect to do so, the increased competition for local news audiences could have an adverse effect on Hearst-Argyle's advertising revenues.

  Other sources of competition for the Hearst-Argyle Stations include home entertainment systems (including video cassette recorder and playback systems, videodiscs and television game devices), the Internet, multipoint distribution systems, multichannel multipoint distribution systems, wireless cable, satellite master antenna television systems and some low power, in-home satellite services. The Hearst-Argyle Stations also face competition from high-powered direct broadcast satellite services, such as PrimeStar and DIRECTV, which transmit programming directly to homes equipped with special receiving antennas. The Hearst-Argyle Stations compete with these services both on the basis of service and product performance (quality of reception and number of channels that may be offered) and price (the relative cost to utilize these systems compared to television viewing).

  Programming. Programming is a significant factor in determining the overall profitability of any television broadcast station. Competition for non-network programming involves negotiating with national program distributors or syndicators that sell first-run and off-network packages of programming. The Hearst-Argyle Stations compete against in-market broadcast stations for exclusive access to off-network reruns (such as Home Improvement) and first-run product (such as the Oprah Winfrey Show) for exclusive access to those programs. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that otherwise would have been offered to local television stations.

  Advertising. Advertising rates are based upon the size of the market in which a station operates, a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, the aggressiveness and knowledgeablility of sales forces and the development of projects, features and programs that tie advertiser messages to programming. Advertising rates also are determined by a station's overall ability to attract viewers in its market, as well as the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Broadcast television stations compete for advertising revenues with other broadcast television stations and with the print media, radio stations and cable system operators serving the same market. Additional competitors for advertising revenues include a variety of other media, including direct marketing. Since greater amounts of advertising time are available for sale by independent stations, independent stations typically achieve a greater proportion of television market advertising revenues relative to their share of the market's audience. Public broadcasting outlets in most communities compete with commercial broadcasters for viewers but not for advertising dollars.

TECHNOLOGY

  On April 3, 1997, the FCC announced that it had adopted rules that will allow television broadcasters to provide DTV to consumers. The FCC also adopted a table of allotments for DTV, which will provide eligible existing broadcasters with a second channel on which to provide DTV service. The allotment plan is based on the use of channels 2-51, although the "core" DTV spectrum will be between channels 2-46 or 7-51. Ultimately, the FCC plans to recover the channels currently used for analog broadcasting and will decide at a later date the use of the spectrum recovered outside of the core DTV spectrum. Broadcasters that obtain a DTV channel outside of the core spectrum may ultimately be required to move to a new channel at the time the analog channels are recovered. Television broadcasters will be allowed to use their DTV channels according to their best business judgment. Such uses can include multiple standard definition program channels, data transfer, subscription video, interactive materials and audio signals, although broadcasters will be required to provide a free digital video programming service that is at least comparable to today's analog service. Broadcasters will not be required to air "high definition" programming or, initially, to simulcast their analog programming on the digital channel. Affiliates of ABC, CBS, NBC and FOX in the top 10 television markets will be required to be on the air with a digital signal by May 1, 1999. Affiliates of those networks in markets 11-30 will be required to be on the air with a digital signal by November 1, 1999, and remaining commercial broadcasters within five years. The FCC stated that broadcasters will remain public trustees and that it will issue a notice to determine the extent of broadcasters' future public interest obligations. On July 10, 1997, the FCC released a Notice of Proposed Rulemaking proposing to reallocate channels 60-69. The FCC proposes to reallocate four channels to the fixed and mobile services for public safety use, and the remaining six channels to the fixed, mobile and broadcasting services. Licenses are proposed to be assigned through competitive bidding. Existing analog and DTV broadcast operations on channels 60-69, such as WNAC, would be fully protected during a transistion period, which is targeted for completion in the year 2006. Hearst-Argyle will incur significant costs in the conversion to DTV. Argyle is unable to predict the extent or timing of consumer demand for any such DTV services. See "Risk Factors" and "Hearst Broadcast Group's Management's Discussion and Analysis of Financial Condition and Results of Operations."

            DIGITAL CONVERSION TIMETABLE FOR HEARST-ARGYLE STATIONS

                                                                 FCC MANDATED
                                                                TIMETABLE FOR
                                       MARKET  ANALOG    DTV   CONSTRUCTION OF
         STATION (AFFILIATION)         RANK(1) CHANNEL CHANNEL  DTV FACILITIES
         ---------------------         ------- ------- ------- ----------------
   WCVB, Boston, MA (ABC)                  6       5      20     May 1, 1999*
   WWWB, Tampa, FL (WB)(2)                15      32      19     May 1, 2002
   WTAE, Pittsburgh, PA (ABC)             19       4      51   November 1, 1999
   WBAL, Baltimore, MD (NBC)              23      11      59   November 1, 1999
   WLWT, Cincinnati, OH (NBC)             30       5      35   November 1, 1999
   WISN, Milwaukee, WI (ABC)              31      12      34     May 1, 2002
   KMBC, Kansas City, MO (ABC)            32       9      14     May 1, 2002
   KCWB, Kansas City, MO (WB)(2)(3)       32      29      31     May 1, 2002
   KOCO, Oklahoma City, OK (ABC)          43       5      16     May 1, 2002
   WPBF, West Palm Beach, FL (ABC)(2)     44      25      16     May 1, 2002
   WNAC, Providence, RI (Fox)(4)(5)       47      64      54     May 1, 2002
   WDTN, Dayton, OH (ABC)(4)              53       2      46     May 1, 2002
   KITV, Honolulu, HI (ABC)               69       4      40     May 1, 2002
   WAPT, Jackson, MS (ABC)                90      16      21     May 1, 2002
   KHBS, Fort Smith, AR (ABC)            118      40      21     May 1, 2002
   KHOG, Fayetteville, AR (ABC)          118      29      15     May 1, 2002

--------
*  Station has voluntarily committed to an 18-month construction schedule.
(1) Market rank is based on the relative size of the DMA among the 211 generally recognized DMAs in the U.S., based on Nielsen estimates for the 1996-97 season.
(2) WWWB and WPBF (if the pending acquisition by Hearst of WPBF is completed) will be managed by Hearst-Argyle under the Management Agreement with Hearst and will continue to be owned by Hearst. In addition, Hearst-Argyle will provide certain management services to Hearst in order to allow Hearst to fulfill its obligations under the Missouri LMA with KCWB. For terms of the Management Agreement and the Option Agreement, see "The Merger Agreement--Conditions to the Merger--Management Agreement" and "-- Television Station Option Agreement." For a description of WPBF, see "Business of Hearst Broadcast Group--The Hearst Stations."
(3) Hearst has a Program Services and Time Brokerage Agreement (the Missouri
    LMA) with KCWB-TV, Inc., the permittee of KCWB. KCWB holds a construction permit authorizing it to operate on Channel 32. Due to a lack of available tower sites within the useable area for Channel 32, however, KCWB is presently operating on Channel 29 pursuant to a Special Temporary Authorization ("STA") granted by the FCC. KCWB is awaiting an FCC decision on its proposal to permanently change the operating channel of the station from Channel 32 to Channel 29. KCWB has pending an application to authorize its permanent operation on Channel 29. KCWB's STA expires on September 29, 1997 and may be renewed at the FCC's discretion for periods of six months. The STA has already been renewed once. Hearst anticipates that the FCC will ultimately license KCWB to operate on Channel 29. However, there can be no assurance that this will occur.
(4) WNAC's (Providence RI) broadcast signal overlaps with WCVB's (Boston, MA) broadcast signal, and WDTN's (Dayton, OH) broadcast signal overlaps with WLWT's (Cincinnati, OH) broadcast signal. Under FCC rules, a single entity cannot own stations with overlapping signals. Hearst-Argyle will divest WNAC and WDTN. See "Risk Factors--Regulatory Matters" and "Federal Regulation of Television Broadcasting."
(5) Subject to a Joint Marketing and Programming Agreement with Clear Channel, licensee of WPRI, the CBS affiliate in Providence, RI. Argyle has entered into a letter of intent to divest WNAC. See "Business of Argyle."

                 FEDERAL REGULATION OF TELEVISION BROADCASTING

  Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act. The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other actions, to issue, renew, revoke and modify broadcasting licenses; assign frequency bands; determine stations' frequencies, locations and power; regulate the equipment used by stations; adopt other regulations to carry out the provisions of the Communications Act; impose penalties for violation of such regulations; and, impose fees for processing applications and other administrative functions. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other electronic media that compete with broadcast stations.

  The process for renewal of broadcast station licenses as set forth under the Communications Act has undergone significant change as a result of the Telecommunications Act. Prior to the passage of the Telecommunications Act, television broadcasting licenses generally were granted or renewed for a period of five years upon a finding by the FCC that the "public interest, convenience and necessity" would be served thereby. Under the Telecommunicatons Act, the statutory restriction on the length of broadcast licenses has been amended to allow the FCC to grant broadcast licenses for terms of up to eight years. The Telecommunications Act requires renewal of a broadcast license if the FCC finds that (i) the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and, (iii) there have been no other serious violations that taken together constitute a pattern of abuse. In making its determination, the FCC may consider petitions to deny but cannot consider whether the public interest would be better served by a person other than the renewal applicant. Under the Telecommunications Act, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for renewal of license.

  The main station licenses of WLWT, KOCO, WNAC, KITV (including its satellite stations KMAU and KHVO), WAPT and KHBS (including its satellite station KHOG) will expire on October 1, 1997, June 1, 1998, April 1, 1999, February 1, 1999, June 1, 2005 and June 1, 2005, respectively. The main station licenses of WCVB, WWWB, WTAE, WBAL, WISN, KMBC, WDTN, and WPBF will expire on April 1, 1999, February 1, 2005, August 1, 1999, October 1, 2004, December 1, 1997,
February 1, 1998, October 1, 1997, and February 1, 2005, respectively. KCWB operates pursuant to a Special Temporary Authorization ("STA"), which expires on September 28, 1997 and may, in the discretion of the FCC, be renewed at six months intervals. An application for renewal of the license for WDTN is pending at the FCC. Petitions to deny the WDTN renewal application will be due on or before September 2, 1997. An application for the renewal of the license of WLWT is pending at the FCC. Petitions to deny the WLWT renewal application will be due on or before September 2, 1997. Neither Argyle nor Hearst is aware of any facts or circumstances that would prevent the renewal of the licenses or authorizations for the stations at the end of their respective terms or the renewal of KCWB's STA.

  The Communications Act, FCC rules and regulations and the Telecommunications Act also regulate broadcast ownership. The FCC has promulgated rules that, among other matters, limit the ability of individuals and entities to own or have an official position or ownership interest above a certain level (an "attributable" interest) in broadcast stations as well as other specified mass media entities. On a local basis, FCC rules currently allow an individual entity to have an attributable interest in only one television station in a market. Furthermore, FCC rules, the Communications Act or both generally prohibit an individual or entity from having an attributable interest, or cross-ownership, in a television station and in a radio station, daily newspaper or cable television system that is located in the same local market area served by the television station. See "Risk Factors--Control by Majority Stockholder; Competition and Operations Impact; Conflicts of Interest." The FCC has instituted proceedings for the possible relaxation of certain of its rules regulating television station ownership, certain types of cross-ownership and the standards used to determine what types of interests are considered to be attributable under its rules. Among the proposals under consideration is whether to deem as attributable certain television local marketing agreements and, if deemed attributable, the extent to which currently effective agreements of this type should be exempted from any new FCC rules. Such attribution could implicate local television ownership rules that currently prohibit an entity from having an attributable interest in two stations serving the same market and could have a material effect on the Joint Marketing and Programming Agreement between Argyle and Clear Channel relating to WNAC, and the Programming Services and Time Brokerage Agreement between Hearst and the licensee of KCWB. If the FCC's ultimate regulatory decision were to disfavor the continued validity of such joint operating agreements or LMAs, then these agreements, in the worst case scenario, might be required to be terminated. In addition, pursuant to the Telecommunications Act, the FCC has eliminated the 12-station national limit for TV station ownership and increased the national audience reach limitation from 25% to 35%. Further, legislation recently introduced in Congress could, if enacted, repeal or modify the newspaper/television cross-ownership rule provision and a petition recently has been filed requesting that the FCC initiate a rulemaking proceeding to determine whether the FCC's newspaper/television cross-ownership rule should be eliminated. Elimination of the rule could enable Hearst-Argyle to acquire television stations in markets in which Hearst owns daily newspapers. There can be no assurances, however, that the legislation will be enacted or that the FCC will initiate the rulemaking proceeding or, if initiated, that the outcome will result in elimination of the rule.

  The Communications Act restricts the ability of foreign entities or individuals to own or hold certain interests in broadcast licenses. The Telecommunications Act, however, eliminated the restrictions on aliens serving as directors or officers of broadcast licensees or as directors or officers of entities holding interests in broadcast licensees. The FCC is considering the adoption of rules to institute closed captioning of video signals and the institution of a TV ratings system as mandated by the Telecommunications Act.

  The FCC has reduced significantly its past regulation of broadcast stations, including elimination of formal ascertainment requirements and guidelines concerning amounts of certain types of programming and commercial matter that may be broadcast. There are, however, FCC rules and policies, and rules and policies of other federal agencies, that regulate matters such as network-affiliate relations, cable systems' carriage of syndicated and network programming on distant stations, political advertising practices, obscene and indecent programming, equal employment opportunity, application procedures and other areas affecting the business or operations of broadcast stations. The FCC has also adopted rules to implement the Children's Television Act of 1990, which, among other matters, limits the permissible amount of commercial matter in children's programs and requires each television station to present "educational and informational" children's programming. The FCC also has adopted renewal processing guidelines effectively requiring television stations to broadcast an average of three hours per week of children's educational programming commencing in September 1997.

  The FCC also has adopted regulations to implement certain provisions of the 1992 Cable Act, which regulates, among other matters, signal carriage, retransmission consent and equal employment opportunity requirements. Certain provisions of the 1992 Cable Act are the subject of pending judicial review proceedings. The Telecommunications Act modified the 1992 Cable Act in several important respects. In addition to matters relating to broadcast ownership, the Telecommunications Act, among other things, repealed the cross-ownership ban between cable and telephone entities and the FCC's video dialtone rules. The Telecommunications Act also repealed the limitations on cross-ownership of broadcast network and cable entities and the statutory prohibition of TV/cable cross-ownership. These provisions, among others, allow for significant involvement in the future by telephone companies in providing video services.

  On March 31, 1997, the United States Supreme Court, in a 5-4 decision, upheld the constitutionality of the must-carry provisions of the 1992 Cable Act. As a result, the regulations promulgated by the FCC to implement the must-carry provisions will remain in effect. Under those rules, cable operators generally are required to devote up to one-third of their activated channel capacity to the carriage of local commercial television stations.

  The foregoing does not purport to be a complete summary of all of the provisions of the Communications Act, the Telecommunications Act, the 1992 Cable Act or the related regulations and policies of the FCC. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and Argyle cannot predict the outcome of any such litigation or the impact on its business or the business of Hearst-Argyle.

                          DIRECTOR ELECTION PROPOSAL

  At the Stockholders Meeting, the Argyle stockholders will elect two directors to hold office until the earlier of (i) the 1999 annual meeting of stockholders of Argyle or (ii) if the Merger is consummated, until the Effective Time.

  Argyle's Certificate of Incorporation currently provides for classified directors and staggered director terms. Of Argyle's five current directors, Ms. Williams and Mr. Pulver are designated and serve as the Series A Directors, and Messrs. Marbut, Byrne and Morales are designated and serve as the Series B Directors. For as long as there are no more than two Series A directors, the Board shall also be divided into two classes, Class I and Class II, with the directors of each class generally having two-year terms. Ms. Williams and Messrs. Marbut and Morales currently serve as Class I directors and Messrs. Pulver and Byrne currently serve as Class II directors. Mr. Pulver has been nominated for election at the Stockholders Meeting by the holders of Series A Common Stock voting as a class to serve as a Class II, Series A Director. Mr. Byrne has been nominated for election at the Stockholders Meeting by the holders of Series B Common Stock voting as a class to serve as a Class II, Series B Director. If elected, the Class II directors shall hold office until the earlier of (i) the annual meeting of stockholders in 1999, or until their respective successors are elected and qualified or (ii) if the Merger is consummated, the Effective Time. Each current director in Class I shall hold office until the earlier of (i) the annual meeting of stockholders in 1998, or until their respective successors are elected and qualified or
(ii) if the Merger is consummated, the Effective Time.

  In the event that either Class II nominee is unable to serve or for good cause will not serve, the proxies will be voted at the meeting for such other person or persons as the Board may recommend. Mr. Byrne has announced his retirement from the Argyle Board as of the Closing. Mr. Byrne's biographical information appears below. See "Management of Hearst-Argyle After the Merger" for biographical information concerning Mr. Pulver, the other director nominee, and the directors continuing in office.

  BLAKE BYRNE has served in the broadcasting industry for 35 years and has served as President, Chief Operating Officer and a Director of Argyle since August 1994. He has served in the same positions with each of Argyle's subsidiaries since such subsidiary's inception or acquisition by Argyle. From June 1993 to April 1995, Mr. Byrne served as Vice President--Television of Argyle I. Mr. Byrne also served as Chief Operating Officer, President or Vice President of each of the subsidiaries of Argyle I from each subsidiary's inception in 1993 to April 1995. Mr. Byrne is currently a Director and Senior Vice President of, and has been associated since 1991 with, Argyle Communications, Inc. and its predecessor.

  Notwithstanding the foregoing, pursuant to the Merger Agreement, at the Effective Time the Board of Directors of Hearst-Argyle will consist of 11 members, divided into two classes of directors with staggered terms. Ms. Williams and Mr. Pulver have been designated to serve as the two directors of Hearst-Argyle elected by the holders of Hearst-Argyle Series A Common Stock. Mr. Marbut has been designated to serve as one of the nine directors that Hearst, as a result of its ownership of Hearst-Argyle Series B Common Stock, will have the right to elect. See "Management of Hearst-Argyle After the Merger," "The Merger Agreement" and "The Hearst Transaction Proposal-- Interests of Certain Persons in the Hearst Transaction; Affiliate Transactions."

  THE ARGYLE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE CLASS II NOMINEES FOR DIRECTOR.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Argyle Board held a total of 11 meetings in 1996. Each director attended at least 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he or she served. The Argyle Board has an Audit Committee and a Compensation Committee, all of the members of both of which are non-employee directors. The Argyle Board does not have a standing nominating committee.

  Audit Committee. The Audit Committee currently consists of David Pulver and Caroline Williams. Mr. Pulver serves as Chair of the Audit Committee. The Audit Committee consults with Argyle's independent auditors and with personnel from the internal financial staff with respect to corporate accounting, reporting and internal control practices. The Audit Committee met two times during 1996.

  Compensation Committee. The Compensation Committee consists of David Pulver and Caroline Williams. Ms. Williams serves as Chair of the Compensation Committee. The Compensation Committee reviews and approves salary and bonus levels for executive officers and total compensation for senior executive officers, and administers the 1994 Plan. The Compensation Committee met three times during 1996.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  This report on executive compensation describes compensation decisions made by the Compensation Committee during 1996 with respect to the executive officers of Argyle.

  The Compensation Committee. The Compensation Committee is composed entirely of independent outside directors. Under the Charter of the Compensation Committee adopted by the Board, the Compensation Committee reviews and approves executive compensation packages for the Chief Executive Officer, all other officers of Argyle and the general managers of television stations owned by subsidiaries of Argyle (collectively, "Management"). Additionally, the Charter provides that the Compensation Committee shall make determinations with respect to the establishment, modification and administration of management incentive plans and arrangements, and shall direct the administration of all compensation packages, stock option plans, bonus plans and benefit plans.

  Compensation Philosophy. The goal of Argyle's compensation arrangements is to attract, retain, motivate and reward personnel critical to the long-term success of Argyle. As described below, the various components of Argyle's compensation arrangements for Management are tied to the performance of Argyle, which in turn unites the interests of Management with the interests of Argyle's stockholders.

  Components of Compensation. The components of executive compensation in 1996 were (i) a base salary and (ii) a bonus opportunity. Additionally, certain members of management received grants of stock options in 1996 arising from the anti-dilution provisions of their option agreements.

  Base Salary. The base salary of the Chief Executive Officer and three of the
  -----------
other executive officers of Argyle (Messrs. Byrne, Morales and Hawks) were established in employment agreements with each individual entered into by Argyle during 1995. Under the terms of the employment agreements, each such officer is entitled to a base salary based on the level of "broadcast cash flow" of Argyle for the prior year. The base salary changes annually with changes in broadcast cash flow. As broadcast cash flow increases, which reflects either or both of an increase in the size of Argyle's revenue base or the profitability of Argyle's operations, the base salary increases.

  The salary "grid" for the employment agreements was determined by the Compensation Committee based on their subjective evaluation of the performance and ability of each respective individual, and a review of executive compensation arrangements of other companies. In establishing the salary grid, the Compensation Committee did not establish a formula targeting compensation at any particular level for any particular group of companies, but did attempt to set the lower levels of the salary grid (in other words, the salaries at the lower end of the broadcast cash flow range) at levels less than salaries for comparable positions within the broadcast industry.

  For base salaries established by the Compensation Committee for other members of Management, the Compensation Committee set such salaries based on their subjective evaluation of the performance and ability of such members of Management, and a review of compensation arrangements of other companies in the broadcast industry.

  Bonus Opportunity. In 1996, each member of Management had an annual bonus
  -----------------
opportunity, expressed as a percentage of base salary. The bonus percentage is established in the employment agreements for the Chief Executive Officer and Messrs. Byrne, Morales and Hawks, with the percentage constituting the bonus opportunity increasing as broadcast cash flow increases. The percentage "grid" was established in a manner similar to the establishment of the salary grid in such employment agreements. The Compensation Committee also has the discretion to declare bonuses based on other factors, such as external factors impacting Argyle and the historical compensation of employees versus industry standards. The Compensation Committee did declare bonuses in 1996 based on these other factors.

  The percentage of base salary constituting the bonus opportunity for other members of Management was established by the Compensation Committee in a similar manner to the establishment of salaries for such individuals.

  Payment of the bonus is subject to the attainment of certain Argyle and individual goals. For calendar year 1995 bonuses (which were paid in 1996), 50% of the bonus was based on Argyle achieving a certain level of broadcast cash flow established by the Compensation Committee at the beginning of the year, and 50% of the bonus was based on an individual achieving certain goals established by the Compensation Committee at the beginning of the year (for calendar year 1996, 65% of the bonus was based on broadcast cash flow, and 35% on individual goals). The individual goals vary and are based on the individual's job responsibilities and focus on matters where the individual is able to influence results.

  Stock Option Grants. The Compensation Committee believes that a significant
  -------------------
portion of executive compensation should be dependent on value created for the stockholders. The 1994 Plan, through which stock options are granted to members of Management, aligns the interests of Management with the interests of stockholders in working to increase the value of Argyle's Common Stock.

  The number of stock options to be granted to each executive officer with an employment agreement is established in the employment agreement. The number of options granted to such executive officers, which is expressed as a percentage of the outstanding shares of Argyle, was determined by a subjective evaluation by the Compensation Committee based on the executive officer's position and the value of the stock at the time of grant. The majority of these options (59%) are "performance vesting," and will vest from 0% to 100% based on Argyle's stock price at the various measurement dates.

  Option grants for other members of Management were determined by the Compensation Committee based on the individual's position, the value of the stock at the time of the grant and the amount of options granted to the individual previously. Half of these options are "performance vesting," and will vest only to the extent Argyle achieves certain broadcast cash flow targets set annually by the Compensation Committee. By tying vesting to financial performance, the interests of Management are further aligned with the interests of stockholders.

  CEO Compensation. Mr. Marbut's compensation is established in his employment agreement with Argyle. The Compensation Committee established the levels of the various components of compensation under this agreement (base salary, annual bonus and stock options) in the manner described under "Compensation Committee Report on Executive Compensation--Components of Compensation" above, which was the same manner used for establishing levels of compensation for all executive officers with employment agreements.

  $1 Million Limit on Deductibility of Executive Compensation. Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to executive officers to $1 million, unless certain requirements are met. No executive received compensation in excess of this level in 1996.

  The Option Plan establishes a limit on the maximum number of shares of Argyle Common Stock for which options may be granted. This provision was approved by shareholders at the 1996 Annual Meeting, and therefore compensation attributable to options granted under the Option Plan is not subject to the Section 162(m) limitation on deductibility.

                                          Submitted by the Compensation
                                           Committee:

                                          Caroline L. Williams, Chair
                                          David Pulver

STOCK PERFORMANCE GRAPH

  The following graph compares the cumulative total stockholder return on an investment of $100 in the Series A Common Stock on October 23, 1995 (the date of Argyle's initial public offering of its Series A Common Stock), through December 31, 1996, based on the market price of the Series A Common Stock and assuming reinvestment of dividends, with the cumulative total return of a similar investment in companies on the Standard & Poor's 500 Stock Index and in a group of peer companies selected by Argyle on a line-of-business basis and weighted for market capitalization, for the period from October 23, 1995 (the date of Argyle's initial public offering of its Series A Common Stock), through December 31, 1996. Peer companies included are Granite Broadcasting Corporation, Lin Television Corporation, Renaissance Communications Corporation, Sinclair Broadcasting Group, Inc. and Young Broadcasting Inc.

                           [BAR GRAPH APPEARS HERE]

                            10/23/95     12/29/95     12/31/96
                            --------     --------     --------
                 Argyle      $100.00      $102.94      $144.12
                 Peer        $100.00      $ 88.50      $128.87
                 S&P         $100.00      $105.28      $126.61

                                 LEGAL MATTERS

  The validity of Hearst-Argyle Series A Common Stock to be issued in the Merger will be passed upon by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

  Locke Purnell Rain Harrell (A Professional Corporation), counsel for Argyle, will deliver an opinion that the description of the federal income tax consequences of the Hearst Transaction to holders of Argyle Common Stock contained under the heading "The Hearst Transaction Proposal--Certain Federal Income Tax Consequences" correctly sets forth the material federal income tax consequences of the Hearst Transaction for such holders.

                                    EXPERTS

  The consolidated financial statements of Argyle at December 31, 1995 and 1996 and for the period from inception through December 31, 1994, and for each of the two years in the period ended December 31, 1996, and the financial statement schedule appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Northstar Television of Grand Rapids, Inc., Northstar Television of Jackson, Inc. and Northstar Television of Providence, Inc. for the year ended December 31, 1994, appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of the Selected Gannett Television Stations and the financial statements of Multimedia Entertainment, Inc., d.b.a. WLWT-TV (a subsidiary of Multimedia, Inc.) included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

  The combined financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 of the Hearst Broadcast Group of The Hearst Corporation appearing in this Proxy Statement/Prospectus and the related financial statement schedule included elsewhere herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing elsewhere herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  It is expected that representatives of Ernst & Young LLP, Argyle's independent auditors, will be present at the Stockholders Meeting where they will have an opportunity to respond to appropriate questions from stockholders and to make a statement if they so desire.

   An independent accounting firm has not been selected at present to audit and report on the financial statements of Hearst-Argyle for the current fiscal year.

                         FUTURE STOCKHOLDER PROPOSALS

  If any stockholder intends to present a proposal at the next annual meeting of Argyle, such holder must submit the proposal to the Secretary of Argyle in writing so as to be received at the executive offices of Argyle by April 3, 1998. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholders' proposals.

                            INDEX TO SELECTED TERMS

                                                                    PAGE
                                                                    ----
1992 Cable Act..................................................         43
1994 Plan.......................................................         42
ACI.............................................................        128
ATI (Foreign)...................................................         48
ATI Holders.....................................................         16
ATIGP...........................................................         48
ATILP...........................................................         16
ATP.............................................................         48
Acquisition Proposal............................................         12
Alien...........................................................        124
Antitrust Division..............................................         13
Argyle 1996 Form 10-K...........................................          1
Argyle.......................................................... Cover Page
Argyle's Certificate of Incorporation...........................          6
Argyle Common Stock.............................................          8
Argyle I........................................................        108
Argyle Option...................................................         10
Argyle Preferred Stock..........................................        130
Argyle Reports..................................................          1
Arkansas Stations...............................................         79
Award Period....................................................        112
BCF.............................................................         38
Blended Value Range.............................................         39
Bridge Debt.....................................................         12
Cash Consideration..............................................          9
Cash Conversion Number..........................................         60
Cash Election...................................................          4
Cash Election Shares............................................         60
Cash Proration Factor...........................................         60
Cash Sub........................................................ Cover Page
Chase...........................................................         15
Clear Channel...................................................          7
Clear Channel Venture...........................................         73
Closing.........................................................          9
Closing Date....................................................          9
Code............................................................         37
Commission......................................................          1
Communications Act..............................................         15
Contribution.................................................... Cover Page
Conversion Date.................................................         54
DGCL............................................................         17
DMA.............................................................          7
DTV.............................................................         25
Demand Registration.............................................         70
Director Election Proposal...................................... Cover Page
Dissenting Shares...............................................          9
EBITDA..........................................................         38
Effective Time..................................................          9
Electing Optionholders..........................................         41
Election........................................................          9

                                                                    PAGE
                                                                    ----
Election Deadline...............................................         11
Exchange Act....................................................          1
Exchange Agent..................................................         11
Excluded Persons                                                        119
Existing Credit Facility........................................         12
FCC.............................................................          3
FTC.............................................................         13
Form of Election................................................ Cover Page
Gannett.........................................................         33
Gannett Swap....................................................         34
HSR Act.........................................................         15
Hearst.......................................................... Cover Page
Hearst-Argyle................................................... Cover Page
Hearst-Argyle Options...........................................         10
Hearst-Argyle Common Stock......................................        130
Hearst-Argyle Preferred Stock...................................        124
Hearst-Argyle Series A Common Stock............................. Cover Page
Hearst-Argyle Series B Common Stock.............................         10
Hearst-Argyle Series A Preferred Stock..........................         10
Hearst-Argyle Series B Preferred Stock..........................         10
Hearst-Argyle Stations..........................................          7
Hearst Broadcast Group..........................................          3
Hearst Broadcast Group-Officers.................................        116
Hearst LTIP.....................................................        112
Hearst Pension Plan.............................................         43
Hearst Stations.................................................         74
Hearst Transaction.............................................. Cover Page
Hearst Transaction Proposal..................................... Cover Page
Hernreich.......................................................         69
Holder Representative...........................................         62
Initial Term Loan Balance.......................................         54
IRS.............................................................         14
Limitations and Allocation Prorations...........................          9
Managed Stations................................................         75
Management......................................................        140
Management Agreement............................................         12
Management Stockholders.........................................        115
Maturity Date...................................................         54
Merger.......................................................... Cover Page
Merger Agreement................................................ Cover Page
Merger Consideration............................................          9
Merger Sub...................................................... Cover Page
Merrill Lynch...................................................         14
Merrill Lynch Opinion...........................................         14
Missouri LMA....................................................          7
Mixed Consideration.............................................          9
Mixed Election..................................................          4
Mixed Election Cash Shares......................................         60
Mixed Election Shares...........................................         60
Mixed Election Stock Shares.....................................         61

                                                                    PAGE
                                                                    ----
Mixed Option Cash Shares........................................         60
Mixed Option Stock Shares.......................................         61
Name License Agreement..........................................         13
Named Stockholders..............................................        127
Net Assets......................................................         58
Network Compensation............................................        132
New Credit Facility.............................................         52
Nielsen.........................................................          7
Non-Electing Common Shares......................................         59
Northstar Stations..............................................         73
Notification and Report Form....................................         15
OCF.............................................................         38
Option Agreement................................................         12
Option Cash.....................................................         10
Option Cash Election............................................         10
Option Cash Shares..............................................         60
Option Election.................................................         10
Option Mixed Consideration......................................         10
Option Mixed Election...........................................         10
Option Plan.....................................................         22
Option Stock....................................................         10
Option Stock Election...........................................         10
Option Stock Shares.............................................         61
Partnerships....................................................         48
Participants....................................................        117
Participant's Employment or Service.............................        118
Peer Companies..................................................         38
Permitted Transferee............................................        123
Piggyback Registration..........................................         70
Plan Proposal................................................... Cover Page
Preferred Stock.................................................         50
Private Placement Debt..........................................         12
Pro Forma Statements............................................         86
Radio Facilities Lease..........................................         13
Record Date..................................................... Cover Page

                                                                    PAGE
                                                                    ----
Registrable Shares..............................................         70
Registration Rights Agreement...................................         16
Registration Statement..........................................          1
Representatives.................................................         64
Restated Charter................................................ Cover Page
Revolving Facility..............................................         55
Rollover Election...............................................         10
Rollover Options................................................         41
Section 203.....................................................        125
Section 262.....................................................         17
Securities Act..................................................          1
Senior Subordinated Notes.......................................         12
Series A Common Stock........................................... Cover Page
Series B Common Stock........................................... Cover Page
Series C Common Stock........................................... Cover Page
Series A Directors..............................................         22
Series B Directors..............................................         22
Series A Preferred Stock........................................         10
Series B Preferred Stock........................................         10
Services Agreement..............................................         17
STA.............................................................          7
Stock Consideration.............................................          9
Stock Conversion Number.........................................         61
Stock Election..................................................          4
Stock Election Shares...........................................         60
Stock Options...................................................        117
Stockholders Meeting............................................ Cover Page
Stock Proration Factor..........................................         61
Tax Sharing Agreement...........................................         13
Telecommunications Act..........................................         25
Term Loan.......................................................         54
TIP.............................................................         48
UPN.............................................................         25
Voting Agreements............................................... Cover Page

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
ARGYLE TELEVISION, INC.
Annual Financial Statements
  Report of Independent Auditors..........................................  F-3
  Consolidated Balance Sheets as of December 31, 1995 and 1996............  F-4
  Consolidated Statements of Operations for the Period From Inception
   (August 5, 1994) through December 31, 1994 and for the Years Ended
   December 31, 1995 and 1996.............................................  F-6
  Consolidated Statements of Stockholders' Equity for the Period from
   Inception (August 5, 1994) through December 31, 1994 and for the Years
   Ended December 31, 1995 and 1996.......................................  F-7
  Consolidated Statements of Cash Flows for the Period from Inception
   (August 5, 1994) through December 31, 1994 and for the Years Ended
   December 31, 1995 and 1996.............................................  F-8
  Notes to Consolidated Financial Statements..............................  F-9
Interim Financial Statements
  Condensed Consolidated Balance Sheet as of March 31, 1997 (Unaudited)... F-21
  Condensed Consolidated Statements of Operations for the Three Months
   Ended March 31, 1996 and 1997 (Unaudited).............................. F-23
  Condensed Consolidated Statement of Stockholders' Equity for the Three
   Months Ended March 31, 1997 (Unaudited)................................ F-24
  Condensed Consolidated Statements of Cash Flows for the Three Months
   Ended March 31, 1996 and 1997 (Unaudited).............................. F-25
  Notes to Condensed Consolidated Financial Statements (Unaudited)........ F-26
NORTHSTAR STATIONS (PREDECESSOR)
Annual Financial Statements
  Report of Independent Auditors.......................................... F-29
  Combined Statement of Operations for the Year Ended December 31, 1994... F-30
  Combined Statement of Changes in Stockholder's Equity for the Year Ended
   December 31, 1994...................................................... F-31
  Combined Statement of Cash Flows for the Year Ended December 31, 1994... F-32
  Notes to Combined Financial Statements.................................. F-33
MULTIMEDIA ENTERTAINMENT, INC., D.B.A. WLWT-TV (A SUBSIDIARY OF
 MULTIMEDIA, INC.) (AN ACQUIRED BUSINESS OF ARGYLE TELEVISION, INC.)
Annual Financial Statements
  Report of Independent Accountants....................................... F-37
  Balance Sheets as of December 31, 1994 and December 3, 1995............. F-38
  Statements of Operations for the year ended December 31, 1994 and for the period from January 1, 1995 through December 3, 1995............... F-39
  Statements of Cash Flows for the year ended December 31, 1994 and for the period from January 1, 1995 through December 3, 1995............... F-40
  Notes to Financial Statements........................................... F-41
SELECTED GANNETT TELEVISION STATIONS (AN ACQUIRED BUSINESS OF ARGYLE
 TELEVISION, INC.)
Annual Financial Statements
  Report of Independent Accountants....................................... F-45
  Combined Balance Sheets as of December 31, 1995 and December 29, 1996... F-46
  Combined Statements of Operations for the Years Ended December 25, 1994,
   December 31, 1995 and December 29, 1996................................ F-47
  Combined Statements of Cash Flows for the Years Ended December 25, 1994,
   December 31, 1995 and December 29, 1996................................ F-48
  Notes to Combined Financial Statements.................................. F-49

                                                                           PAGE
                                                                           ----
HEARST BROADCAST GROUP
Annual Financial Statements
  Independent Auditors' Report............................................ F-54
  Combined Balance Sheets as of December 31, 1995 and 1996................ F-55
  Combined Statements of Operations for the Three Years Ended December 31,
   1994, 1995 and 1996.................................................... F-56
  Combined Statements of Cash Flows for the Three Years Ended December 31,
   1994, 1995 and 1996.................................................... F-57
  Notes to Combined Financial Statements.................................. F-58
Interim Financial Statements
  Condensed Combined Balance Sheet as of March 31, 1997 (Unaudited)....... F-64
  Condensed Combined Statements of Operations for the Three Months Ended
   March 31, 1996 and 1997 (Unaudited).................................... F-65
  Condensed Combined Statements of Cash Flows for the Three Months Ended
   March 31, 1996 and 1997 (Unaudited).................................... F-66
  Notes to Condensed Combined Financial Statements (Unaudited)............ F-67

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Argyle Television, Inc.

  We have audited the accompanying consolidated balance sheets of Argyle Television, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (August 5, 1994) through December 31, 1994 and for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argyle Television, Inc. at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the period from inception (August 5, 1994) through December 31, 1994 and for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the financial statements, in 1995, the Company changed its method of accounting for stock-based compensation.

                                          Ernst & Young LLP

February 12, 1997,
except for the second
paragraph of Note 11, as
to which the date is
March 26, 1997

San Antonio, Texas

                            ARGYLE TELEVISION, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31,  DECEMBER 31,
                      ASSETS                            1995          1996
                      ------                        ------------  ------------
Current assets:
  Cash and cash equivalents........................ $  2,205,538  $    948,942
  Accounts receivable, net of allowance for
   doubtful accounts of $133,202 and $169,302 in
   1995 and 1996, respectively.....................   11,362,007    14,936,522
  Barter program rights............................    5,102,072     5,911,936
  Program rights...................................    4,611,266     3,933,777
  Other............................................    1,139,357     1,894,607
                                                    ------------  ------------
    Total current assets...........................   24,420,240    27,625,784
Property, plant and equipment:
  Land, building and improvements..................   11,183,900    17,135,311
  Broadcasting equipment...........................   18,065,680    21,126,534
  Office furniture, equipment and other............    4,900,490     5,523,611
  Construction in progress.........................      817,426     2,357,016
                                                    ------------  ------------
                                                      34,967,496    46,142,472
  Less accumulated depreciation....................   (2,333,494)   (6,929,110)
                                                    ------------  ------------
                                                      32,634,002    39,213,362
Intangible assets:
  FCC licenses.....................................  112,634,500   126,008,807
  Network affiliation agreements...................  107,125,714   121,272,207
  Other............................................   10,494,789    12,763,936
                                                    ------------  ------------
                                                     230,255,003   260,044,950
  Less accumulated amortization....................   (9,880,092)  (28,189,527)
                                                    ------------  ------------
                                                     220,374,911   231,855,423
Other assets:
  Deferred acquisition and financing costs, net of
   accumulated amortization of $839,049 and
   $1,050,748 in 1995 and 1996, respectively.......    6,250,335     5,788,169
  Barter program rights, noncurrent................    2,249,230     5,333,383
  Program rights, noncurrent.......................    3,299,284     3,580,012
  Other............................................    1,912,576    15,212,015
                                                    ------------  ------------
                                                      13,711,425    29,913,579
                                                    ------------  ------------
    Total assets................................... $291,140,578  $328,608,148
                                                    ============  ============

                            ARGYLE TELEVISION, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31,  DECEMBER 31,
       LIABILITIES AND STOCKHOLDERS' EQUITY             1995          1996
       ------------------------------------         ------------  ------------
Current liabilities:
  Accounts payable................................. $  1,792,291  $  1,001,479
  Accrued liabilities..............................    5,226,933     5,611,662
  Barter program rights payable....................    5,270,081     6,775,940
  Program rights payable...........................    3,658,425     4,251,491
  Other............................................      646,919       867,530
                                                    ------------  ------------
    Total current liabilities......................   16,594,649    18,508,102
Barter program rights payable......................    2,249,230     5,333,383
Program rights payable.............................    3,649,559     3,609,897
Long-term debt.....................................  150,000,000   171,500,000
Other liabilities..................................    2,354,290       504,742
Stockholders' equity:
   Series A preferred stock, 10,938 shares issued
    and outstanding in 1996........................           --           109
   Series B preferred stock, 10,938 shares issued
    and outstanding in 1996........................           --           109
   Series A common stock, par value $.01 per share,
    35,000,000 shares authorized, 3,619,260 and
    3,846,914 shares issued and outstanding in 1995
    and 1996, respectively.........................       36,193        38,469
   Series B common stock, par value $.01 per share,
    200,000 shares authorized, 200,000 shares
    issued and outstanding.........................        2,000         2,000
   Series C common stock, par value $.01 per share,
    14,800,000 shares authorized, 7,300,000 shares
    issued and outstanding.........................       73,000        73,000
  Additional paid-in capital.......................  132,038,544   159,455,134
  Retained earnings (deficit)......................  (15,856,887)  (30,416,797)
                                                    ------------  ------------
    Total stockholders' equity.....................  116,292,850   129,152,024
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $291,140,578  $328,608,148
                                                    ============  ============


                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                     PERIOD FROM
                                      INCEPTION
                                  (AUGUST 5, 1994)   YEAR ENDED    YEAR ENDED
                                       THROUGH      DECEMBER 31,  DECEMBER 31,
                                  DECEMBER 31, 1994     1995          1996
                                  ----------------- ------------  ------------
Total revenues..................      $     --      $ 46,944,342  $ 73,293,966
Station operating expenses......            --        23,603,454    37,638,657
Amortization of program rights..            --         3,961,262     4,724,621
Depreciation and amortization...            --        12,294,317    23,964,988
                                      --------      ------------  ------------
Station operating income........            --         7,085,309     6,965,700
Corporate general and
 administrative expenses........        49,624         2,323,673     4,285,347
Non-cash compensation expense...            --           674,569       674,569
                                      --------      ------------  ------------
Operating income (loss).........       (49,624)        4,087,067     2,005,784
Interest expense, net...........            --        12,052,509    16,565,694
                                      --------      ------------  ------------
Loss before extraordinary item..       (49,624)       (7,965,442)  (14,559,910)
Extraordinary item, loss on
 early retirements of debt......            --        (7,841,821)           --
                                      --------      ------------  ------------
Net loss........................      $(49,624)      (15,807,263)  (14,559,910)
                                      ========
Less preferred stock dividends..                              --      (829,465)
                                                    ------------  ------------
Loss applicable to common
 stock..........................                    $(15,807,263) $(15,389,375)
                                                    ============  ============
Loss per common share:
  Loss before extraordinary
   item.........................                    $      (1.25) $      (1.37)
  Extraordinary item............                           (1.22)           --
                                                    ------------  ------------
  Loss per common share.........                    $      (2.47) $      (1.37)
                                                    ============  ============
Weighted average number of
 common shares outstanding......                       6,388,101    11,246,149
                                                    ============  ============



                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                              ADDITIONAL     RETAINED
                           COMMON  PREFERRED   PAID-IN       EARNINGS
                           STOCK     STOCK     CAPITAL      (DEFICIT)       TOTAL
                          -------- --------- ------------  ------------  ------------
BALANCES AT INCEPTION
 (AUGUST 5, 1994).......  $     --   $ --    $         --  $         --  $         --
Issuance of 100 shares
 of voting common stock
 for cash*..............         1     --             999            --         1,000
Net loss................        --     --              --       (49,624)      (49,624)
                          --------   ----    ------------  ------------  ------------
BALANCES AT DECEMBER 31,
 1994...................         1     --             999       (49,624)      (48,624)
Issuance of 199,900
 shares of voting common
 stock for cash*........     1,999     --       1,997,001            --     1,999,000
Issuance of 7,300,000
 shares of Series C
 common stock for cash..    73,000     --      72,927,000            --    73,000,000
Issuance of 3,619,260
 shares of Series A
 common stock for cash..    36,193     --      56,280,977            --    56,317,170
Capital contribution of
 equipment..............        --     --         157,998            --       157,998
Compensation element of
 stock options..........        --     --         674,569            --       674,569
Net loss................        --     --              --   (15,807,263)  (15,807,263)
                          --------   ----    ------------  ------------  ------------
BALANCES AT DECEMBER 31,
 1995...................   111,193     --     132,038,544   (15,856,887)  116,292,850
Issuance of stock in
 connection with the
 acquisition of the
 Arkansas Stations:
 Series A common stock--
 227,654 shares; Series
 A preferred stock--
 10,938 shares; Series B
 preferred
 stock--10,938 shares...     2,276    218      27,571,486            --    27,571,486
Compensation element of
 stock options..........        --     --         674,569            --       674,569
Dividends paid on
 preferred stock........        --     --        (829,465)           --      (829,465)
Net loss................        --     --              --   (14,559,910)  (14,559,910)
                          --------   ----    ------------  ------------  ------------
BALANCES AT DECEMBER 31,
 1996...................  $113,469   $218    $159,455,134  $(30,416,797) $129,152,024
                          ========   ====    ============  ============  ============

--------
* Converted into Series B Common Stock during 1995


                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     PERIOD FROM
                                      INCEPTION
                                  (AUGUST 5, 1994)   YEAR ENDED DECEMBER 31
                                       THROUGH      --------------------------
                                  DECEMBER 31, 1994     1995          1996
                                  ----------------- ------------  ------------
OPERATING ACTIVITIES
Net loss.........................     $(49,624)     $(15,807,263) $(14,559,910)
 Adjustments to reconcile net
  loss to net cash provided by
  operating activities:
  Extraordinary item, loss on
   early retirement of debt......           --         7,841,821            --
  Depreciation...................          202         2,333,292     4,672,093
  Amortization of intangible
   assets........................           --         9,961,025    19,292,895
  Amortization of deferred
   financing costs...............           --           839,049       899,241
  Amortization of program
   rights........................           --         3,961,262     4,724,621
  Program rights payments........           --        (2,901,208)   (3,765,683)
  Provision for doubtful
   accounts......................           --            69,914       234,963
  Compensation element of stock
   options.......................           --           674,569       674,569
  Fair value adjustments of
   interest rate protection
   agreements....................           --         1,038,764    (1,150,616)
  Changes in operating assets and
   liabilities:
    Accounts receivable..........           --        (3,192,612)   (1,900,070)
    Other assets.................           --           237,630        66,769
    Accounts payable and accrued
     liabilities.................           --         3,376,808    (1,179,587)
    Other liabilities............       50,072        (1,573,972)   (1,066,245)
                                      --------      ------------  ------------
Net cash provided by operating
 activities......................          650         6,859,079     6,943,040
INVESTING ACTIVITIES
Payments made on Clear Channel
 Venture Agreement...............           --                --   (13,526,887)
Acquisition of stations..........           --      (233,738,747)   (5,889,477)
Purchases of property, plant and
 equipment, net..................           --        (3,762,465)   (6,633,156)
Partial payment on relocation of
 studio..........................           --                --    (1,855,455)
Acquisition costs................           --                --      (839,539)
                                      --------      ------------  ------------
Net cash used in investing
 activities......................           --      (237,501,212)  (28,744,504)
FINANCING ACTIVITIES
Financing costs..................           --       (13,923,589)     (125,667)
Issuance of common stock.........        1,000       131,316,170            --
Proceeds from issuance of senior
 subordinated debt...............           --       150,000,000            --
Proceeds from issuance of long-
 term debt.......................           --       170,250,000    31,500,000
Payment of long-term debt........           --      (204,796,560)  (10,000,000)
Preferred dividends paid.........           --                --      (829,465)
                                      --------      ------------  ------------
Net cash provided by financing
 activities......................        1,000       232,846,021    20,544,868
                                      --------      ------------  ------------
Increase (decrease) in cash and
 cash equivalents................        1,650         2,203,888    (1,256,596)
Cash and cash equivalents at
 beginning of period.............           --             1,650     2,205,538
                                      --------      ------------  ------------
Cash and cash equivalents at end
 of period.......................     $  1,650      $  2,205,538  $    948,942
                                      ========      ============  ============
SUPPLEMENTAL CASH FLOW
 INFORMATION:
Capital contribution of
 equipment.......................     $     --      $    157,998  $         --
Businesses acquired in purchase
 transaction:
  Fair market value of assets
   acquired......................           --       282,928,893    38,259,261
  Liabilities assumed............           --       (14,643,586)   (4,772,840)
  Note payable issued to seller..           --       (34,546,560)           --
  Issuance of preferred stock....           --                --   (21,876,000)
  Issuance of common stock.......           --                --    (5,720,944)
                                      --------      ------------  ------------
Net cash paid for acquisitions...     $     --      $233,738,747  $  5,889,477
                                      ========      ============  ============

                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1996

1. NATURE OF OPERATIONS

  Argyle Television, Inc. (the Company) owns and operates six network-affiliated television stations in geographically diverse markets in the United States. Four of the stations are affiliates of the American Broadcasting Companies (ABC), one station is an affiliate of the National Broadcasting Company, Inc. (NBC), and one station is an affiliate of the Fox Broadcasting Company (Fox). The Company operates in one business segment, commercial television broadcasting. See Note 3 for information regarding an exchange of stations effected subsequent to December 31, 1996.

2. SUMMARY OF ACCOUNTING POLICIES AND USE OF ESTIMATES

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

 Cash Equivalents

  All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

 Accounts Receivable

  Concentration of credit risk with respect to accounts receivable is limited due to the large number of geographically diverse customers, individually small balances and short payment terms.

 Program Rights

  Program rights and the corresponding contractual obligations are recorded on an undiscounted basis when the license period begins and the programs are available for use. Costs are amortized using the straight-line method based on the number of showings, which approximates an accelerated method of amortization. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively.

  Program rights are reviewed periodically for impairment and, if necessary, adjusted to estimated net realizable value. No significant adjustments have been recorded in the accompanying consolidated statements of operations.

 Barter and Trade Transactions

  Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Barter program rights and payables are recorded for barter transactions based upon the availability of the programming for broadcast. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the program, merchandise or service received is utilized. Barter and trade revenues for the years ended December 31, 1995 and 1996 were $5,483,965 and $6,922,726, respectively, and are included in total revenues. Barter and trade expenses for the years ended December 31, 1995 and 1996 were $5,419,832 and $7,011,319, respectively, and are included in station operating expenses.

 Property, Plant and Equipment

  Property, plant and equipment is recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: buildings--25 to 39 years; broadcasting equipment--five to seven years; office furniture, equipment and other--five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

 Intangible Assets

  Intangible assets are recorded at cost. Amortization is calculated on the straight-line method over the estimated lives as follows: FCC licenses and network affiliation agreements--15 years; other intangible assets--two to five years.

 Income Taxes

  Income taxes are provided using the liability method in accordance with FASB Statement No. 109.

 Earnings Per Share

  Earnings per common share is computed using the weighted average number of shares of common stock outstanding. Common stock equivalents are excluded as they are anti-dilutive.

 Stock-Based Compensation

  During the fourth quarter of 1995, the Company adopted FAS Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), in accounting for its employee stock options and elected to use the fair value method in accounting for its stock-based compensation plan. Previously, the Company had followed the provisions of APB No. 25. The effect of adopting FAS 123 was to increase the 1995 net loss by $474,569.

 Interest Rate Agreements

  The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Each interest-rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. Gains and losses on terminations of interest-rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment. Any swap agreements that are not designated with outstanding debt or notional amounts of interest-rate swap agreements in excess of the principal amounts of the underlying debt obligations are recorded as an asset or liability at fair value, with changes in fair value recorded as an adjustment to interest expense.

  Written options to enter into interest rate swap agreements are recorded as an other asset or other liability with changes in fair value recorded as an adjustment to interest expense.

  The Company purchases interest-rate cap agreements that are designed to limit its exposure to increasing interest rates. The interest-rate cap of these agreements exceeds the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its borrowings. Payments to be received as a result of the specified interest rate index exceeding the cap rate are accrued in other assets and are recognized as a reduction to interest expense. The cost of these agreements is included in other assets and amortized to interest

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996
expense ratably during the life of the agreement. Upon termination of an interest-rate cap agreement, any gain is deferred in other liabilities and amortized over the remaining term of the original contractual life of the agreement as a reduction to interest expense. Any notional amounts of agreements in excess of borrowings expected to be outstanding during their terms would be marked to market, with changes in market value recorded as an adjustment to interest expense.

 Deferred Acquisition and Financing Costs

  Acquisition costs are capitalized and included in the purchase price of the acquired stations. Financing costs are deferred and are amortized using the interest method over the term of the related debt when funded.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Reclassifications

  Certain prior-year amounts have been reclassified to conform with the current-year presentation.

3. ACQUISITIONS

  In August 1994, the Company entered into an acquisition agreement with NTG, Inc. relating to the acquisition of WZZM, Grand Rapids, Michigan; WNAC, Providence, Rhode Island; and, WAPT, Jackson, Mississippi (the Northstar Stations).

  On January 4, 1995, the Company acquired the Northstar Stations for approximately $108 million in cash. In addition, the Company agreed to certain working capital adjustments and to assume certain state income tax liabilities of $1.7 million. Fees and expenses associated with the acquisition approximated $2.5 million.

  During January 1995, the Company entered into an asset purchase agreement with Tak Communications, Inc., debtor in possession, relating to the acquisition of WGRZ, Buffalo, New York (the Buffalo Station); and KITV, Honolulu; KMAU, Wailuku; KHVO, Hilo; and, TV Translator K51BB, Lihue, Hawaii (the Hawaii Stations) in two closings for an aggregate consideration of $146 million.

  On June 13, 1995, the Company acquired the Hawaii Stations for approximately $16.5 million in cash and a note issued to the seller for $34.5 million, which was paid in December 1995. Fees and expenses associated with this acquisition were approximately $800,000.

  On December 5, 1995, the Company acquired the Buffalo Station for $91 million in cash. Under the terms of the acquisition agreement, the Company also made a supplemental payment to the seller of $4 million in cash as a result of the closing of both the Hawaii Stations and the Buffalo Station. Such additional consideration has been allocated to the assets acquired in the purchases of the Hawaii Stations and the Buffalo Station. Fees and expenses associated with the Buffalo acquisition were approximately $3.0 million. During 1996, there was a change in the Buffalo Station purchase price valuation, which affected equipment and FCC license by approximately $1.3 million.

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

  On June 11, 1996, the Company acquired KHBS, Fort Smith, Arkansas, and its S-2 satellite KHOG, Fayetteville, Arkansas, (the Arkansas Stations). As consideration, the Company issued 227,654 shares of the Company's Series A Common Stock, 10,938 shares of the Company's Series A Preferred Stock and 10,938 shares of the Company's Series B Preferred Stock valued at approximately $27.6 million. The Company also paid approximately $5.9 million in cash for certain real estate, a non-competition convenant and affiliated debt associated with this acquisition. During the last part of 1996, there was a change in the Arkansas Stations purchase price valuation, which affected intangibles and other liabilities by approximately $2.3 million.

  These acquisitions have been accounted for as purchases and, accordingly, the purchase price and related acquisition costs have been allocated to the acquired assets and liabilities based upon their fair market values. The excess of the purchase price over the net fair market value of the tangible assets acquired and liabilities assumed has been allocated to identifiable intangible assets including FCC licenses and network affiliation agreements. The consolidated financial statements include the results of operations of the acquired stations since the date of the respective acquisitions.

  Effective July 1, 1996, the Company entered into a Joint Marketing and Programming Agreement (the Clear Channel Venture) with Clear Channel Communications, Inc. (Clear Channel) involving WNAC and WPRI, the CBS affiliate in Providence, Rhode Island, owned by Clear Channel. Under the agreement, Clear Channel will program certain air time, including news programming, on WNAC and will manage the sale of commercial air time on both stations for an initial period of 10 years. The Company and Clear Channel each will receive 50% of the broadcast cash flows generated by the two stations subject to certain adjustments. The Company's share of the Clear Channel Venture broadcast cash flows is included in total revenues. In connection with this agreement, the Company paid Clear Channel approximately $13 million, which is included in other non-current assets and is being amortized using the straight line method over the initial term of the contract.

  In November 1996, the Company entered into a definitive agreement (the Gannett Swap) with Gannett Co., Inc. (Gannett) to swap the Company's WZZM and WGRZ for Gannett's WLWT, the NBC affiliate in Cincinnati, Ohio, and KOCO, the ABC affiliate in Oklahoma City, Oklahoma. In connection with this transaction, the Company agreed to pay Gannett $20 million in additional consideration, funded by borrowings under the Company's credit agreement. This transaction closed on January 31, 1997.

  Unaudited pro forma results of operations, reflecting combined historical results for WZZM, WAPT, KITV, WGRZ, the Arkansas Stations and the Company's share of the combined broadcast cash flows from the Clear Channel Venture as if all transactions had occurred at the beginning of the respective periods presented are as follows:

                                                     YEAR ENDED DECEMBER 31
                                                    --------------------------
                                                        1995          1996
                                                    ------------  ------------
Total revenues....................................  $ 72,315,000  $ 75,646,000
Loss from continuing operations applicable to com-
 mon stock........................................  $(14,587,000) $(15,163,000)
Loss from continuing operations per share applica-
 ble to common stock..............................  $      (1.29) $      (1.34)
Pro forma weighted average number of shares used
 in calculations..................................    11,346,914    11,346,914

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

  Giving effect to the Gannett Swap discussed above, unaudited pro forma results of operations reflecting combined historical results for WAPT, KITV, WLWT, KOCO, the Arkansas Stations and the Company's share of the combined broadcast cash flows from the Clear Channel Venture; as if all transactions had occurred at the beginning of the respective periods presented are as follows:

                                                     YEAR ENDED DECEMBER 31
                                                    --------------------------
                                                        1995          1996
                                                    ------------  ------------
Total revenues....................................  $ 79,683,000  $ 84,243,000
Loss from continuing operations applicable to com-
 mon stock........................................  $(19,346,000) $(13,330,000)
Loss from continuing operations per share applica-
 ble to common stock..............................  $      (1.70) $      (1.17)
Pro forma weighted average number of shares used
 in calculations..................................    11,346,914    11,346,914

  The above pro forma results are presented in response to applicable accounting rules relating to business acquisitions and are not necessarily indicative of the actual results that would be achieved had each of the stations been acquired at the beginning of the periods presented, nor are they indicative of future results of operations.

4. LONG-TERM DEBT

  Long-term debt at December 31, consists of the following:

                                                          1995         1996
                                                      ------------ ------------
Bank Credit Agreement dated October 27, 1995:
  Revolving credit facility.......................... $         -- $ 21,500,000
Senior Subordinated Notes............................  150,000,000  150,000,000
Less current maturities..............................           --           --
                                                      ------------ ------------
                                                      $150,000,000 $171,500,000
                                                      ============ ============

 Bank Credit Agreement

  In June 1995, the Company amended and restated an existing credit agreement. In October 1995, the agreement was again amended. The unamortized deferred financing costs related to these agreements were written off and are reflected as an extraordinary loss in 1995. Under the terms of the October 1995 amended and restated Bank Credit Agreement (the October 1995 Credit Agreement), the Company was able to borrow up to $215.0 million under a Senior Secured Reducing Revolving Credit Facility that on December 31, 1999 converted in part to a term loan facility. Borrowings under the revolving credit facility bear interest at a floating rate. During August 1996, in accordance with provisions established by the October 1995 Credit Agreement, the Company reduced the committed amount of the facility to $50 million. (See Note 11. Subsequent Events.) The final maturity of the term loan is December 31, 2002.

  Substantially all of the assets of the Company and its subsidiaries are pledged or mortgaged as collateral under the October 1995 Credit Agreement. The October 1995 Credit Agreement imposes various conditions, restrictions and limitations on the Company and its subsidiaries, including those that substantially restrict the payment of dividends and transactions with affiliates. To the extent the Company generates free cash flow in excess of fixed charges (or "excess cash flow"), the Company is required to make an annual prepayment on its outstanding debt in an amount equal to 66.7% of such excess cash flow from the preceding fiscal year.

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

 Senior Subordinated Notes

  In October 1995, the Company issued $150,000,000 of senior subordinated notes (the Notes). The Notes are due in 2005 and bear interest at 9 3/4% payable semi-annually. The Notes are general unsecured obligations of the Company. In addition, the indenture governing the Notes imposes various conditions, restrictions and limitations on the Company and its subsidiaries. At December 31, 1996, the fair value of the Notes approximated their carrying value.

 Interest Rate Risk Management

  Under terms of the December 1994 Credit Agreement (or Old Credit Agreement) and its subsequent amendments and restatements, the Company is required to enter into interest rate protection agreements to modify the interest characteristics of a portion (approximately 50%) of its outstanding borrowings thereunder from a floating rate to a fixed rate.

  Accordingly, the Company, in compliance with its covenant obligations, entered into two interest rate swap agreements in February 1995 with two different counterparties that effectively fixed the interest rate at approximately 7.9% on $35 million of its borrowings then outstanding until January 1997.

  With a portion of the proceeds of the Company's initial public offering in October 1995, the Company paid off its borrowings under the October 1995 Credit Agreement. As a result and in anticipation of future borrowings under the October 1995 Credit Agreement, in recognition of the continuing obligation to maintain interest rate risk protection agreements, and in order to defer the benefit of existing agreements and to minimize current cash outlays, the Company modified its interest rate management strategy accordingly. During 1995, the Company terminated one of its two existing interest rate swap agreements for a fee of $439,722 and entered into an additional interest rate swap agreement with another counterparty that, in substance, offset the existing agreement.

  The fee for this additional interest rate swap agreement was $560,755. In addition, the Company wrote two options that gave the option holder the right to enter into two interest rate swap agreements with the Company during May and June 1996. Option premiums for these two options were $1,000,477. The option holder exercised these options in May and June 1996, effectively fixing the Company's interest rate at approximately 7% on $35 million of its borrowings until June 1999.

  Additional information regarding these interest rate protection agreements in effect at December 31, 1996 follows:

                                                                     ESTIMATED
                                    NOTIONAL     AVERAGE    AVERAGE    FAIR
                                     AMOUNT    RECEIVE RATE PAY RATE   VALUE
                                   ----------- ------------ -------- ---------
Interest rate swap agreements:
  Fixed rate agreement............ $20,000,000    LIBOR       7.01%  $(488,064)
  Fixed rate agreement............ $15,000,000    LIBOR       6.98%  $(361,159)

  The fair value of the non-hedged portion of these agreements, $327,800, is included in other liabilities at December 31, 1996.

  The Company is exposed to credit loss in the event the other parties on the above agreements do not perform, but the Company does not anticipate non-performance by any of these counter parties, all of which are major financial institutions.

                            ARGYLE TELEVISION, INC.

                           DECEMBER 31, 1995 AND 1996

  At the closing of the acquisition of the Hawaii Stations, the Company issued a $34.5 million note to the seller (Hawaii note) as part of the purchase price. The Company paid this note in full, plus accrued interest, on December 5, 1995, in connection with the closing of the Buffalo Station acquisition.

  Interest expense net, for the years ended December 31, 1995 and 1996 consists of the following:

                                                          1995        1996
                                                       ----------- -----------
Interest on borrowings:
  Bank credit agreements.............................. $ 6,571,398 $ 2,230,709
  Senior subordinated notes...........................   2,644,521  14,580,478
  Hawaii note.........................................   1,544,268          --
  Amortization of deferred financing costs and other..     839,049     988,311
                                                       ----------- -----------
                                                        11,599,236  17,799,498
Interest rate swap agreements:
  Changes in fair value for agreements with notional
   amounts in excess of outstanding borrowings........     452,545     436,080
  Termination fee.....................................     439,722          --
Options related to interest rate swap agreements:
  Changes in fair value...............................     586,219  (1,586,696)
                                                       ----------- -----------
    Total interest expense............................  13,077,722  16,648,882
Interest income.......................................   1,025,213      83,197
                                                       ----------- -----------
    Total interest expense, net....................... $12,052,059 $16,565,695
                                                       =========== ===========

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

5. INCOME TAXES

  As a result of the losses incurred by the Company in the period from inception (August 5, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996, no federal income tax expense has been recorded.

  Deferred tax liabilities and assets at December 31, consist of the following:

                                                         1995         1996
                                                      -----------  -----------
Deferred tax liabilities:
  Accelerated depreciation........................... $    79,321  $ 1,624,477
  Allowance for doubtful accounts....................      18,239        4,883
  Amortization of organizational and start-up costs..     454,548      604,366
  Prepaid expenses...................................      44,112      140,848
  Amortization of intangibles........................          --    8,465,586
                                                      -----------  -----------
    Total deferred tax liabilities...................     596,220   10,840,160
Deferred tax assets:
  Charitable contributions carryover.................          --        3,470
  Amortization of intangibles........................     435,410           --
  Deferred compensation..............................      65,383       65,383
  Compensation element of stock options..............     180,221      499,181
  Fair value adjustments of interest rate protection
   agreements........................................     363,567      121,316
  Net operating loss.................................   5,192,880   11,070,531
                                                      -----------  -----------
    Total deferred tax assets........................   6,237,461   11,759,881
Valuation allowance for deferred tax assets..........  (5,641,241)    (919,721)
                                                      -----------  -----------
Net deferred tax assets..............................     596,220   10,840,160
                                                      -----------  -----------
Net deferred tax assets/liabilities.................. $        --  $        --
                                                      ===========  ===========

  At December 31, 1996, the Company has available net operating loss carryforwards for federal income tax purposes of approximately $29,920,000, of which $13,351,000 expires in 2010 and $16,569,000 expires in 2011. The change in the valuation allowance in 1996 of $4,721,798 resulted primarily from the effect of recording the deferred tax liabilities resulting from the Arkansas Stations acquisition.

6. COMMON STOCK AND PREFERRED STOCK

  In October 1995, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to 50,000,000 at $.01 par value per share. Of this amount, 35,000,000 shares were designated as Series A common stock, 200,000 shares were designated as Series B common stock and 14,800,000 shares were designated as Series C common stock. Series A and Series B common stock are voting while Series C common stock is non-voting. Under certain conditions, Series C Common Stock can be converted into Series A Common Stock on a one-for-one basis. Under the amendment, each share of previously outstanding voting common stock was converted into one share of the Company's Series B common stock, and each share of previously outstanding non-voting stock was redesignated as one share of the Company's Series C common stock.

  In addition, the Company is authorized to issue 1,000,000 shares of preferred stock, designated either as Series A Preferred Stock or Series B Preferred Stock. This preferred stock has a par value of $.01 per share. In

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996
June 1996, the Company issued 227,654 shares of Company's Series A Common Stock, 10,938 shares of the Company's Series A Preferred Stock and 10,938 shares of the Company's Series B Preferred Stock in connection with the acquisition of the Arkansas Stations.

  The preferred stock pays a cash dividend at 6.5% annually. Series A Preferred Stock is convertible at the option of the holders into Series A Common Stock of the Company at a conversion price of $35 per share of Series A Common Stock. In the event the holders do not convert the Series A Preferred Stock into shares of Series A Common Stock by June 11, 2001, the Company may redeem such Series A Preferred Stock at its stated value. Series B Preferred Stock is redeemable by the Company at its stated value at any time after June 11, 2001. In the event the Company does not redeem the Series B Preferred Stock by July 11, 2001, then from and after that date, the holders may convert the Series B Preferred Stock into shares of Series A Common Stock at a conversion price equal to the then fair market value of the Series A Common Stock.

  During 1995, the Company issued in a private placement 199,900 additional shares of voting common stock and 7,300,000 shares of non-voting common stock for total consideration of $74.999 million in cash.

  During October and November 1995, the Company sold, in an underwritten offering, 3,619,260 shares of Series A Common Stock at $17 per share for total consideration, net of expenses, of $56.3 million.

7. STOCK OPTIONS

  The Company has a stock based compensation plan under which options to purchase Series C common stock up to a maximum of 12% of the Company's fully diluted, as defined, common stock may be granted to directors and key employees. Options are granted at a price not less than the fair market value of the stock at the date of grant; vest either with the passage of time or upon the attainment of performance goals; and expire 10 years from the date of grant.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividends-none; forfeitures-time vesting none, performance vesting 30%; expected volatility--33%, zero prior to the Company's initial public offering; risk free interest rate--5.25%; and expected life--5 years. The resulting fair value is charged to expense over the service period with a corresponding increase in additional paid in capital. During 1995 and 1996, the Company charged to expense $674,569 related to stock based compensation.

  A summary of the Company's stock option plan and changes during the years ended December 31, 1995 and 1996 follows:

                                                             TIME    PERFORMANCE
                                                            VESTING    VESTING
                                                            -------  -----------
      Balance at December 31, 1994.........................      --         --
      Options granted...................................... 573,432    747,583
      Options exercised Options forfeited or expired.......  (3,125)    (3,125)
                                                            -------    -------
      Balance at December 31, 1995......................... 570,307    744,458
      Options granted......................................  40,353     34,179
      Options exercised....................................      --         --
      Options forfeited or expired.........................      --    (51,125)
                                                            -------    -------
      Balance at December 31, 1996......................... 610,660    727,512
                                                            =======    =======

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

  Exercise prices range from $10 to $28 per share. The weighted average exercise price of options outstanding at December 31, 1995 and 1996 is $12.15 and $12.74 per share, respectively. The weighted average grant date fair value of options granted during 1995 and 1996 was $3.97 and $3.54, respectively. At December 31, 1996, 469,813 options are exercisable.

8. RELATED PARTY TRANSACTIONS

  The Company has entered into separate agreements with one of its shareholders, Argyle Television Investors, L.P., and the shareholder's general partner, ATI General Partner, L.P. (the Partnerships), under which the Company provides to the Partnerships personnel, office, property, services, expertise, systems and other assets and amenities. In consideration for such, the partnerships are required to reimburse the Company for expenses and costs allocated to providing these services to the Partnerships. During the year ended December 31, 1995 and 1996, the Company recognized total reimbursements of $839,695 and $893,205, respectively, under these agreements. Such reimbursements are offset against corporate general and administrative expenses in the accompanying statements of operations.

  During 1995, a related party contributed to the Company equipment with a value of $157,998. The related party did not receive any consideration for the contributed equipment.

  In connection with the acquisition of the Northstar Stations, the Hawaii Stations and the Buffalo Station, the Company incurred approximately $13.9 million in financing costs in 1995, a substantial portion of which were fees paid under the Company's credit agreements. Affiliates of certain of the banks in the credit agreement bank group are partners in a partnership that owns shares of the Company's non-voting common stock.

  In June 1995, the Company entered into an agreement (the Buffalo Management Agreement) to provide interim management services to the Buffalo Station pending closing of the acquisition of the Buffalo Station. Subject to the seller's supervision, control and approval, the Company provided to the Buffalo Station, pursuant to the Buffalo Management Agreement, a number of management services, including recruitment and training of personnel, direction of advertising sales efforts, implementation of billing and collection practices, maintenance of accounting practices, negotiation of contracts and maintenance and acquisition of equipment. In consideration for the Company's services, the seller paid the Company $450,000 per month (half of which was paid into escrow pending the closing of the acquisition of the Buffalo Station). At the closing of the acquisition of the Buffalo Station on December 5, 1995, the Buffalo Management Agreement was terminated and that portion of the management fee placed in escrow was released to the Company. The Company recognized $2.7 million in management fees in 1995, which are included in total revenues in the accompanying statement of operations (associated expenses are included in station operating expenses).

9. COMMITMENTS

  The Company has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments as of December 31, 1996 scheduled under contracts for programs available are as follows:

      1997........................................................... $4,566,421
      1998...........................................................  2,845,209
      1999...........................................................  1,227,172
      2000...........................................................    191,286
                                                                      ----------
                                                                      $8,830,088
                                                                      ==========

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

  The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options), future program rights not available for broadcast at December 31, 1996, and employment contracts for key employees. Future minimum payments under terms of these agreements as of December 31, 1996 are as follows:

                                                                      EMPLOYMENT
                                                OPERATING   PROGRAM   AND TALENT
                                                  LEASES     RIGHTS   CONTRACTS
                                                ---------- ---------- ----------
      1997..................................... $  584,847 $  883,029 $4,597,321
      1998.....................................    568,534  2,539,045  2,410,760
      1999.....................................    119,074  2,092,544  1,522,338
      2000.....................................     36,070  1,739,956    510,188
      2001 and thereafter......................     87,240     31,046    273,875
                                                ---------- ---------- ----------
                                                $1,395,765 $7,285,620 $9,314,482
                                                ========== ========== ==========

  Rent expense for operating leases was $307,628 and $532,139 for the years ended December 31, 1995 and 1996, respectively.

  During the fourth quarter of 1997, the Company will make its final payment for KITV's new all-digital studio totaling $9.3 million, which includes $1.8 million currently in escrow.

  In the normal course of business, the Company is subject to various claims and lawsuits. In the opinion of the Company's management, liabilities, if any, arising from these matters will not have a significant effect on the Company's financial statements.

  During 1996, the Company entered into a "change in control" agreement with certain members of senior management (excluding Management Stockholders). Under terms of this agreement, if a change in control of the Company occurs (as defined by the agreement) and the employee is terminated without cause or the employee's duties are materially diminished (as described in the agreement), each individual would be entitled to a lump-sum payment of twice the sum of the individual's base salary plus the individual's target bonus for the calendar year in which the change in control occurs, less cash compensation received by the individual subsequent to the change in control.

10. BENEFIT PLAN

  In April 1995, the Company adopted a 401(k) Savings Plan. Qualified employees may contribute from 1% to 12% of their compensation up to certain dollar limits. The Company matches one-quarter of the employee contribution up to 6% of the employee's compensation. The Company's contributions to this plan for the years ended December 31, 1995 and 1996 were $67,788 and $186,101, respectively. During February 1997, the Company's compensation committee approved an increase in the Company's match. The match will increase from one-quarter to one-half of employee contributions up to 6% of each employee's compensation, effective July 1, 1997.

                            ARGYLE TELEVISION, INC.

                          DECEMBER 31, 1995 AND 1996

11. SUBSEQUENT EVENTS

  Upon completion of the Gannett Swap, as described in Note 3, "Acquisitions," the Company amended and restated its October 1995 Credit Agreement in order to provide up to $65.0 million of borrowing capacity under the revolving credit facility.

  On March 26, 1997, the Company entered into an agreement with The Hearst Corporation (Hearst) to combine the broadcasting divisions of Hearst with and into the Company. The agreement has been approved by the boards of directors of both companies and is expected to be submitted to shareholders of the Company for approval in August 1997.

                            ARGYLE TELEVISION, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31, MARCH 31,
                                                            1996        1997
                                                        ------------ ----------
                                                                     (UNAUDITED)
                                                            (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................   $    949    $  3,239
  Accounts receivable, net.............................     14,936      14,165
  Barter program rights................................      5,912       4,736
  Program rights.......................................      3,934       3,692
  Other................................................      1,895       1,832
                                                          --------    --------
Total current assets...................................     27,626      27,664
Property, plant and equipment, net.....................     39,213      50,174
Intangible assets:
  FCC licenses.........................................    126,009     198,910
  Network affiliation agreements.......................    121,272      43,961
  Other................................................     12,764       8,221
                                                          --------    --------
                                                           260,045     251,092
  Less accumulated amortization........................    (28,190)    (14,310)
                                                          --------    --------
                                                           231,855     236,782
Other assets:
  Deferred acquisition and financing costs, net........      5,788       5,653
  Barter program rights, noncurrent....................      5,334       2,759
  Program rights, noncurrent...........................      3,580       6,443
  Other................................................     15,212      14,738
                                                          --------    --------
Total assets...........................................   $328,608    $344,213
                                                          ========    ========

                            ARGYLE TELEVISION, INC.

                                                       DECEMBER 31, MARCH 31,
                                                           1996        1997
                                                       ------------ ----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................   $  1,001    $  1,761
  Accrued liabilities.................................      5,612       9,515
  Barter program rights payable.......................      6,776       4,215
  Program rights payable..............................      4,251       4,389
  Other...............................................        868         233
                                                         --------    --------
Total current liabilities.............................     18,508      20,113
Barter program rights payable.........................      5,333       2,759
Program rights payable................................      3,610       6,884
Long-term debt........................................    171,500     191,500
Other liabilities.....................................        505         104
Stockholders' equity:
  Series A preferred stock, 10,938 shares issued and
   outstanding........................................          1           1
  Series B preferred stock, 10,938 shares issued and
   outstanding........................................          1           1
  Series A common stock, par value $.01 per share,
   35,000,000 shares authorized and 3,846,914 and
   4,010,914 shares issued and outstanding in 1996 and
   1997, respectively.................................         38          39
  Series B common stock, par value $.01 per share,
   200,000 shares authorized, 200,000 and 36,000
   shares issued and outstanding in 1996 and 1997,
   respectively.......................................          2           1
  Series C common stock, par value $.01 per share,
   14,800,000 shares authorized, 7,300,000 shares
   issued and outstanding.............................         73          73
  Additional paid-in capital..........................    159,454     159,358
  Retained deficit....................................    (30,417)    (36,620)
                                                         --------    --------
Total stockholders' equity............................    129,152     122,853
                                                         --------    --------
Total liabilities and stockholders' equity............   $328,608    $344,213
                                                         ========    ========


                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                               THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
Total revenues............................................... $15,495  $17,879
Station operating expenses...................................   8,898   10,781
Amortization of program rights...............................   1,289    1,057
Depreciation and amortization................................   4,986    6,558
                                                              -------  -------
Station operating income (loss)..............................     322     (517)
Corporate general and administrative expenses................     983    1,008
Non-cash compensation expense................................     169      260
                                                              -------  -------
Operating loss...............................................    (830)  (1,785)
Interest expense, net........................................   3,500    4,418
                                                              -------  -------
Net loss.....................................................  (4,330)  (6,203)
Less preferred stock dividends...............................      --     (356)
                                                              -------  -------
Loss applicable to common stock.............................. $(4,330) $(6,559)
                                                              =======  =======
Loss per common share........................................ $  (.39) $  (.58)
                                                              =======  =======
Weighted average number of common shares outstanding.........  11,119   11,347
                                                              =======  =======


                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                  (UNAUDITED)

                                    COMMON     ADDITIONAL RETAINED
                                 AND PREFERRED  PAID-IN   EARNINGS
                                     STOCK      CAPITAL   (DEFICIT)   TOTAL
                                 ------------- ---------- ---------  --------
                                               (IN THOUSANDS)
Balances at December 31, 1996...     $115       $159,454  $(30,417)  $129,152
Compensation element of stock
 options........................       --            260        --        260
Dividends paid on preferred
 stock..........................       --           (356)       --       (356)
Net loss........................       --             --    (6,203)    (6,203)
                                     ----       --------  --------   --------
Balances at March 31, 1997......     $115       $159,358  $(36,620)  $122,853
                                     ====       ========  ========   ========



                            See accompanying notes.

                            ARGYLE TELEVISION, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                               THREE MONTHS
                                                                  ENDED
                                                                 MARCH 31
                                                             -----------------
                                                              1996      1997
                                                             -------  --------
                                                              (IN THOUSANDS)
Operating Activities
Net loss...................................................  $(4,330) $ (6,203)
Adjustments to reconcile net loss to net cash provided by
 operating activities:
  Depreciation.............................................    1,020     1,353
  Amortization of intangible assets........................    3,966     5,204
  Amortization of deferred financing costs.................      177       162
  Amortization of program rights...........................    1,289     1,057
  Program payments.........................................     (797)   (1,229)
  Compensation element of stock options....................      169       260
  Fair value adjustments of interest rate protection
   agreements..............................................     (580)     (328)
  Changes in operating assets and liabilities, net.........    2,726     4,727
                                                             -------  --------
Net cash provided by operating activities..................    3,640     5,003
Investing Activities
Acquisition of stations....................................      (61)  (20,921)
Purchases of property, plant, and equipment................   (2,449)   (1,436)
Partial payment on relocation of studio....................     (927)       --
                                                             -------  --------
Net cash used in investing activities......................   (3,437)  (22,357)
Financing Activities
Financing costs............................................      (40)       --
Dividends paid on preferred stock..........................       --      (356)
Proceeds from issuance of long-term debt...................    1,000    22,000
Payment of long-term debt..................................   (1,000)   (2,000)
                                                             -------  --------
Net cash provided by (used in) financing activities........      (40)   19,644
                                                             -------  --------
Increase in cash and cash equivalents......................      163     2,290
Cash and cash equivalents at beginning of period...........    2,206       949
                                                             -------  --------
Cash and cash equivalents at end of period.................  $ 2,369  $  3,239
                                                             =======  ========
Businesses acquired in purchase transaction:
  Fair market value of assets acquired.....................  $    --  $$20,935
  Liabilities assumed......................................       --        14
                                                             -------  --------
Net cash paid for acquisitions.............................  $    --  $ 20,921
                                                             =======  ========
Supplemental Cash Flow Information:
Purchase price valuation adjustment affecting equipment and
 FCC licenses..............................................  $ 1,277  $     --

                             See accompanying notes

                            ARGYLE TELEVISION, INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1997

1. SUMMARY OF ACCOUNTING POLICIES

  The condensed consolidated financial statements include the accounts of Argyle Television, Inc. (the "Company") and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation. References herein to the Company include its subsidiaries, unless the context requires otherwise.

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

2. ACQUISITIONS

  In November 1996, the Company entered into a definitive agreement (the Gannett Swap) with Gannett Co., Inc. (Gannett) to swap the Company's WZZM and WGRZ for Gannett's WLWT, the NBC affiliate in Cincinnati, Ohio, and KOCO, the ABC affiliate in Oklahoma City, Oklahoma. In connection with this transaction, the Company agreed to pay Gannett $20 million in additional consideration, funded by borrowings under the Company's credit agreement. This transaction closed on January 31, 1997.

  This acquisition was accounted for as a purchase and, accordingly, the purchase price and related acquisition costs have been allocated to the acquired assets and liabilities based upon their fair market values. The excess of the purchase price over the net fair market value of the tangible assets acquired and the liabilities assumed was allocated to identifiable intangible assets including FCC licenses and network affiliation agreements. The condensed consolidated financial statements include the results of operations of the acquired stations since the date of the acquisition.

  Giving effect to the Gannett Swap discussed above, unaudited pro forma results of operations reflecting combined historical results for WAPT, KITV, WLWT, KOCO, the Arkansas Stations and the Company's share of the combined broadcast cash flows from the Clear Channel Venture (Six Stations) (See Item
2. Management's Discussion and Analysis, Results of Operations) as if all acquisitions occurred at the beginning of the respective periods, are as follows:

                                                        SIX STATIONS
                                                 THREE MONTHS ENDED MARCH 31,
                                                 ----------------------------
                                                   1996                1997
                                                 --------            --------
                                                        (IN THOUSANDS)
Total revenues................................   $18,326             $18,854
Loss from continuing operations attributable
 to common stock..............................   $(5,436)            $(6,012)
Loss from continuing operations per share at-
 tributable to common stock...................   $  (.48)            $  (.53)
Pro Forma weighted average number of shares
 used in calculations.........................    11,347              11,347

  The above pro forma results are presented in response to applicable accounting rules relating to business acquisitions and are not necessarily indicative of the actual results that would be achieved had each of the stations been acquired at the beginning of the periods presented, nor are they indicative of future results of operations.

                            ARGYLE TELEVISION, INC.

                                MARCH 31, 1997

  On March 26, 1997, the Company entered into an agreement with The Hearst Corporation (Hearst) to combine the television broadcast group of Hearst with and into the Company. The agreement has been approved by the boards of directors of both companies and is expected to be submitted to shareholders of the Company for approval in August 1997. Argyle Television Investors, L.P.; Television Investment Partners, L.P.; Argyle Television Partners, L.P. and certain other shareholders, which collectively own approximately two-thirds of the Common Stock outstanding of the Company, have agreed to vote the shares they hold in favor or the merger to effect this combination.

3. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                     MARCH 31,
                                                  DECEMBER 31, 1996     1997
                                                  ----------------- ------------
  Bank Credit Agreement dated October 27, 1995:
    Revolving credit facility....................   $ 21,500,000    $ 41,500,000
  Senior Subordinated Notes......................    150,000,000     150,000,000
  Less current maturities........................             --    --
                                                    ------------    ------------
                                                    $171,500,000    $191,500,000
                                                    ============    ============

  Under the terms of the Company's Bank Credit Agreement, the Company is required to enter into interest rate protection agreements to modify the interest characteristics of a portion (approximately 50%) of its outstanding borrowings thereunder from a floating rate to a fixed rate.

  The Company wrote two options that gave the option holder the right to enter into two interest rate swap agreements with the Company during May and June 1996. Option premiums for these two options were $1,000,477. The option holder exercised these options in May and June 1996, effectively fixing the Company's interest rate at approximately 7% on $35 million of its borrowings until June 1999.

  Additional information regarding these interest rate protection agreements in effect at March 31, 1997 follows:

                                 NOTIONAL     AVERAGE    AVERAGE  ESTIMATED
                                  AMOUNT    RECEIVE RATE PAY RATE FAIR VALUE
                                ----------- ------------ -------- ----------
Interest rate swap agreements:
  Fixed rate agreement          $20,000,000    LIBOR       7.01%  $ 220,716
  Fixed rate agreement          $15,000,000    LIBOR       6.98%  $(165,706)

  The Company is exposed to credit loss in the event the other parties on the above agreements do not perform, but the Company does not anticipate non-performance by any of these counter parties, all of which are major financial institutions.

4. INCOME TAXES

  As a result of the losses incurred by the Company for the periods through March 31, 1997, no federal income tax expense has been recorded.

  At March 31, 1997, the Company has available net operating loss carryforwards for federal income tax purposes of approximately $13.35 million, $16.55 million, and $5.85 million, which will expire in 2010, 2011, and 2012, respectively.

                            ARGYLE TELEVISION, INC.

                                MARCH 31, 1997

5. RELATED PARTY TRANSACTIONS

  The Company has entered into separate agreements with one of its shareholders, Argyle Television Investors, L.P., and the shareholder's general partner, ATI General Partner, L.P. (the Partnerships), under which the Company provides to the Partnerships personnel, office, property, services, expertise, systems and other assets and amenities. In consideration for such, the partnerships are required to reimburse the Company for expenses and costs allocated to providing these services to the Partnerships. During the three months ended March 31, 1996 and 1997, the Company recognized total reimbursements of $175,000 and $196,407, respectively, under these agreements. Such reimbursements are offset against corporate general and administrative expenses in the accompanying statements of operations.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Northstar Television Group, Inc.

  We have audited the accompanying combined statements of operations, cash flows and changes in stockholder's equity of Northstar Television of Grand Rapids, Inc., Northstar Television of Jackson, Inc., and Northstar Television of Providence, Inc. for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of Northstar Television of Grand Rapids, Inc., Northstar Television of Jackson, Inc., and Northstar Television of Providence, Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

March 6, 1995
New York, New York

                  NORTHSTAR TELEVISION OF GRAND RAPIDS, INC.,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                    NORTHSTAR TELEVISION OF PROVIDENCE, INC.

                        COMBINED STATEMENT OF OPERATIONS

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1994
                                                                   ------------
Gross broadcasting revenues....................................... $37,462,414
Less agency and national representative commissions...............  (6,053,910)
                                                                   -----------
Net broadcasting revenues.........................................  31,408,504
Barter revenues...................................................   3,129,750
                                                                   -----------
  Total revenues..................................................  34,538,254
                                                                   -----------
Station operating expenses........................................  16,430,444
Amortization of program rights....................................   3,599,515
Depreciation and amortization.....................................   3,125,984
                                                                   -----------
Station operating income..........................................  11,382,311
                                                                   -----------
Allocated corporate expenses......................................   1,103,529
                                                                   -----------
Operating income..................................................  10,278,782
Interest and other income.........................................      17,436
Allocated interest expense........................................   4,762,724
                                                                   -----------
Income before income taxes and extraordinary loss.................   5,533,494
Income taxes......................................................     170,106
                                                                   -----------
Income before extraordinary loss..................................   5,363,388
Extraordinary loss early extinguishment of debt...................     773,668
                                                                   -----------
Net income........................................................ $ 4,589,720
                                                                   ===========


                            See accompanying notes.

                   NORTHSTAR TELEVISION OF GRAND RAPIDS, INC,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                    NORTHSTAR TELEVISION OF PROVIDENCE, INC.

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                         COMMON STOCK
                         ------------              ADDITIONAL
                                 PAR  PREDECESSOR    PAID-IN   ACCUMULATED
                         SHARES VALUE    BASIS       CAPITAL     DEFICIT        TOTAL
                         ------ ----- -----------  ----------- ------------  -----------
Balance at December 31,
 1993...................  $300  $300  $(5,575,418) $42,145,385 $(40,009,767) $(3,439,500)
Net capital
 distribution...........    --    --           --      500,824           --      500,824
Allocated debt
 refinanced with
 preferred stock........    --    --           --   22,862,110           --   22,862,110
Net income..............    --    --           --           --    4,589,720    4,589,720
                          ----  ----  -----------  ----------- ------------  -----------
Balance at December 31,
 1994...................  $300  $300  $(5,575,418) $65,508,319 $(35,420,047) $24,513,154
                          ====  ====  ===========  =========== ============  ===========




                            See accompanying notes.

                   NORTHSTAR TELEVISION OF GRAND RAPIDS, INC,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                    NORTHSTAR TELEVISION OF PROVIDENCE, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1994
                                                                 ------------
OPERATING ACTIVITIES
Net income...................................................... $  4,589,720
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization.................................    3,125,984
  Gain on sale of assets........................................         (836)
  Allocated interest expense....................................    4,762,724
  Allocated corporate expenses..................................    1,103,529
  Extraordinary loss............................................      773,668
  Changes in operating assets and liabilities:
    Accounts receivable.........................................   (1,215,311)
    Program rights..............................................   (1,581,696)
    Other assets................................................      493,896
    Accounts payable and accrued liabilities....................     (535,772)
    Program rights payable......................................    1,296,161
    Non-cash changes in operating assets and liabilities........      (37,840)
                                                                 ------------
Net cash provided by operating activities.......................   12,774,227
INVESTING ACTIVITIES
Capital expenditures............................................     (701,291)
Proceeds from sale of assets....................................       33,769
                                                                 ------------
Net cash used in investing activities...........................     (667,522)
FINANCING ACTIVITIES
Cash transfers to Northstar.....................................  (10,800,000)
Principal payments on capital leases............................      (87,095)
                                                                 ------------
Net cash used in financing activities...........................  (10,887,095)
                                                                 ------------
Increase in cash and cash equivalents...........................    1,219,610
Cash and cash equivalents at beginning of period................       92,961
                                                                 ------------
Cash and cash equivalents at end of period...................... $  1,312,571
                                                                 ============
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes...................................... $    170,106

                            See accompanying notes.

                  NORTHSTAR TELEVISION OF GRAND RAPIDS, INC,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                   NORTHSTAR TELEVISION OF PROVIDENCE, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

1. NATURE OF BUSINESS AND ORGANIZATION

  Northstar Television of Grand Rapids, Inc. ("Grand Rapids"), Northstar Television of Jackson, Inc. ("Jackson") and Northstar Television of Providence, Inc. ("Providence") (collectively, the "Stations") are owned and operated through NTG, Inc. ("NTG"), a wholly-owned subsidiary of Northstar Television Group, Inc. ("Northstar"). Grand Rapids owns and operates television station WZZM, an ABC affiliate in Grand Rapids, Michigan; Jackson owns and operates television station WAPT, an ABC affiliate in Jackson, Mississippi; and Providence owns and operates television station WNAC, a Fox affiliate in Providence, Rhode Island.

  In 1989, Northstar, which was owned by Osborn Communications Corporation ("Osborn"), Equity-Linked Investors L.P./Equity Linked Investors-II ("Desai") and Bankers Trust (the "Bank"), purchased from certain subsidiaries of Price Communications Corporation ("Price"), for approximately $120.0 million, substantially all the assets and certain liabilities of four television stations, including the Stations. Prior to December 31, 1993, Price was also a shareholder of Northstar. On December 30, 1993, Desai purchased all of Price's interest in Northstar. On June 17, 1994, in exchange for certain consideration, the Bank and Osborn returned to Northstar all previously held shares of common stock. Upon completion of this transaction, Desai held 100% of the issued and outstanding shares of Northstar.

  The 1989 acquisition from Price was effected in a leveraged buyout. Given the common ownership interest of Price and the Stations, a 100% change in control of the assets acquired did not occur. Accordingly, $5,575,418 has been recorded as a reduction to stockholder's equity, representing a portion of the excess of the purchase price over the historical net book value of the assets acquired.

  The financial statements of the Stations reflect the acquisitions under the purchase method of accounting. Accordingly, the acquired assets and liabilities were recorded at the fair value as of the date of acquisition, adjusted for Price's continued interest in the assets of the Stations.

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentations

  The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles and assume that the Stations will continue as going concerns. All material intercompany items and transactions between the Stations have been eliminated.

 Cash Equivalents

  Cash equivalents consist of short-term, highly liquid investments with maturities of ninety days or less when purchased and are readily convertible into cash.

 Property, Plant and Equipment

  Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful fives of the assets, as follows:

      Buildings......................................................   25 years
      Broadcasting equipment......................................... 5-20 years
      Furniture and Fixtures......................................... 5-10 years
      Transportation equipment.......................................  3-5 years

                  NORTHSTAR TELEVISION OF GRAND RAPIDS, INC.,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                   NORTHSTAR TELEVISION OF PROVIDENCE, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1994

  Expenditures for maintenance and repairs are charged to operations as incurred.

 Program Rights

  Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. The capitalized cost of program rights is amortized on a straight-line basis over the period of the program rights agreements, which approximates amortization based on the estimated number of showings. Program rights and the corresponding obligation are classified as current or long-term based on the estimated usage and payment terms, respectively.

 Intangible Assets

  Intangible assets represent the excess of acquisition costs over the fair values of net assets acquired, and is being amortized on a straight-line basis over 40 years. It is management's policy to account for goodwill and other intangible assets at the lower of amortized cost or fair value. As part of an ongoing review of the valuation and amortization of intangible assets, management assesses the carrying values of the Stations' intangible assets if facts and circumstances suggest that they may be impaired.

 Deferred Financing Costs

  Financing costs are deferred and amortized over the term of the related debt. In connection with Northstar's restructuring (see Note 4), Northstar incurred an additional $2.1 million in financing costs. Additionally, as part of the restructuring, the Company wrote off all unamortized financing costs associated with the previous financing arrangements resulting in an extraordinary loss of $773,668.

 Barter and Trade Transactions

  Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or service received. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the programming, merchandise or service received is utilized.

 Allocated Corporate Expenses

  Corporate expenses of $1,103,529 for the year ended December 31, 1994 represent allocated corporate overhead charges incurred by Northstar. Management is of the opinion that the allocation rates used by Northstar are reasonable and appropriate under the circumstances and the specific identification of such costs are not practicable.


3. INCOME TAXES

  At December 31, 1994, the Stations had attributed to them on a separate return basis net operating loss carryforwards for income tax purposes of approximately $20.4 million that expire in years 2004 through 2009. For financial reporting purposes, a valuation allowance of $1,277,704 has been recognized to offset the deferred tax assets related to those carryforwards.

                  NORTHSTAR TELEVISION OF GRAND RAPIDS, INC.,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                   NORTHSTAR TELEVISION OF PROVIDENCE, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1994

  The 1994 tax provision is comprised entirely of state and local income and franchise taxes.

  The Stations file a consolidated federal income tax return with Northstar. The Stations calculate their current and deferred income taxes on a separate return basis (i.e., as if the Stations had not been included in a consolidated income tax return with Northstar).

  Northstar's federal income tax returns for 1989 through 1991 are under examination by the Internal Revenue Service. The ultimate outcome of this examination is not expected to have a material effect of the financial position of the Stations.

4. ALLOCATED BORROWINGS/RESTRUCTURING

  The Stations have been allocated a portion of certain acquisition bank debt (the "Credit Agreement") payable to the Bank and 14 1/2% senior subordinated notes (the "Senior Notes") payable to Desai for its pro rata share of the total debt incurred to acquire the assets of the Stations. These debt obligations were incurred by NTG in 1989 and are accounted for on NTG's books. Such allocated borrowings were computed based on the Stations' percentage of revenue to the total revenue of Northstar. The Stations' allocated portion of the related obligations with respect to the Credit Agreement and the Senior Notes aggregated $42,670,000 at December 31, 1994. Related interest expense was $4,762,724 for the year ended December 31, 1994.

  On June 17, 1994, Northstar completed a restructuring of its indebtedness and a recapitalization. The restructuring and recapitalization consisted of the following:

  . The restructuring and extension of the terms and maturities of the Credit
    Agreement resulting in the Amended Credit Agreement (the "Amended Credit Agreement").

  . The conversion of all of the Senior Notes and related interest, aggregating $26,896,600, into 268,966 shares of newly issued Class D Senior Preferred Stock with a liquidation value of approximately $26.9 million.

  The Bank agreed to restructure the terms and maturities of the $54.2 million obligation outstanding under the Credit Agreement at the time of the restructuring and waived any penalty interest accrued thereon. The restructuring resulted in the Amended Credit Agreement whose terms include a seven-year amortizing term loan. Principal payments are due quarterly in increasing increments, commencing on June 30, 1994 and culminating on December 31, 2000. Interest is payable at either the Prime Rate plus a margin of .75% to 2.00% or LIBOR plus a margin of 1.75% to 3.00%, such margin determined on the basis of a financial ratio of senior debt to consolidated adjusted operating cash flow, as defined under the Amended Credit Agreement. The Amended Credit Agreement contains certain restrictive covenants which require the maintenance of certain financial ratios and restricts capital expenditures, programming expenditures, management fees, distributions and acquisitions and dispositions.

  As part of the recapitalization, approximately $26.9 million of Senior Notes originally incurred in the principal amount of $17.5 million with Desai, together with all accrued and unpaid interest, was converted into 268,966 shares of a newly issued preferred equity security, Class D Senior Preferred Stock, valued at $.01 par with a liquidation value of approximately $26.9 million (see Note 8).

  The obligations of Northstar under the Amended Credit Agreement are secured by a valid, perfected, first priority lien in the capital stock of Northstar's subsidiaries and all of Northstar's and its subsidiary's assets including the Stations.

                  NORTHSTAR TELEVISION OF GRAND RAPIDS, INC.,
                   NORTHSTAR TELEVISION OF JACKSON, INC. AND
                   NORTHSTAR TELEVISION OF PROVIDENCE, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1994

5. CAPITAL CONTRIBUTIONS/DISTRIBUTIONS

  Northstar allocates to the Stations their pro rata share of acquisition debt and related interest expense. The stations also advance, on an interest-free basis, their cash surpluses to Northstar. Such transactions are recorded as contributions or distributions to stockholder's equity.

6. COMMITMENTS

  The rights and obligations for programming that had not been recorded because the programs were not available for airing aggregated $4,440,210 at December 31, 1994 including $152,700 in commitments for barter programming.

  The Stations lease office space, vehicles and office equipment. Rental expense for operating leases amounted to $40,765 for the year ended December 31, 1994.

  The minimum aggregate annual rentals under non-cancelable operating leases and capital leases are payable as follows:

                                                            OPERATING  CAPITAL
                                                             LEASES    LEASES
                                                            --------- ---------
      Year ending December 31:
        1995............................................... $ 37,054  $ 311,824
        1996...............................................   28,358     16,828
        1997...............................................   14,254     96,939
        1998...............................................   12,045         --
        1999...............................................    9,450         --
                                                            --------  ---------
      Total minimum lease payments......................... $101,161    425,591
                                                            ========
      Less amount representing interest....................             (35,091)
      Present value of minimum payments....................             390,500
      Less current portion.................................            (144,884)
      Noncurrent capital lease obligations.................           $ 245,616

7. SUBSEQUENT EVENT

  On January 4, 1995, Northstar sold all the stock of the Stations to Argyle Television, Inc. for $108 million plus working capital of approximately $6.6 million. Northstar realized a substantial gain on this transaction. On that same date, Northstar repaid $50.2 million in outstanding debt to the Bank and redeemed all of the Class D Senior Preferred Stock at its liquidation value of approximately $26.9 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gannett Co., Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Multimedia Entertainment, Inc. (d.b.a. WLWT-TV), a subsidiary of Multimedia, Inc., at December 31, 1994 and December 3, 1995, and the results of its operations and its cash flows for the year ended
December 31, 1994 and the period from January 1, 1995 through December 3, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  On December 4, 1995 Multimedia Entertainment, Inc. (d.b.a. WLWT-TV) and its parent company were acquired by Gannett Co., Inc.

PRICE WATERHOUSE LLP

Washington, D.C.
February 7, 1997

                         MULTIMEDIA ENTERTAINMENT, INC.
                                 D.B.A. WLWT-TV
                       (A SUBSIDIARY OF MULTIMEDIA, INC.)

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31, DECEMBER 3,
                                                           1994        1995
                                                       ------------ -----------
                        ASSETS
                        ------
Current assets
  Cash................................................   $    14      $    14
  Accounts receivable, net of allowance for doubtful
   accounts of $300 and $350..........................     5,159        6,904
  Program rights......................................     1,125        1,272
  Prepaid expenses and other current assets...........       256           24
                                                         -------      -------
    Total current assets..............................     6,554        8,214
  Intercompany receivable from Parent.................    19,533       19,741
  Property and equipment, net.........................     6,654        6,158
  Goodwill............................................     2,614        2,614
  Less accumulated amortization.......................    (1,227)      (1,287)
                                                         -------      -------
                                                           1,387        1,327
                                                         -------      -------
                                                         $34,128      $35,440
                                                         =======      =======
         LIABILITIES AND SHAREHOLDER'S EQUITY
         ------------------------------------
Current liabilities
  Accounts payable....................................   $   265      $   543
  Accrued expenses....................................     1,071        1,533
  Program rights payable..............................     1,206        1,381
  Income tax payable to Parent........................     1,627          852
                                                         -------      -------
    Total current liabilities.........................     4,169        4,309
Deferred tax liability to Parent......................       238          238
Commitments and contingencies
Shareholder's equity
  Common stock, $1,000 par value, 1 share authorized,
   issued and outstanding.............................         1            1
  Retained earnings...................................    29,720       30,892
                                                         -------      -------
    Total shareholder's equity........................    29,721       30,893
                                                         -------      -------
                                                         $34,128      $35,440
                                                         =======      =======

   The accompanying notes are an integral part of these financial statements.

                         MULTIMEDIA ENTERTAINMENT, INC.
                                 D.B.A. WLWT-TV
                       (A SUBSIDIARY OF MULTIMEDIA, INC.)

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                       FOR THE
                                                                     PERIOD FROM
                                                                     JANUARY 1,
                                                        FOR THE YEAR    1995
                                                           ENDED       THROUGH
                                                        DECEMBER 31, DECEMBER 3,
                                                            1994        1995
                                                        ------------ -----------
Revenues, net..........................................   $24,360      $25,546
Expenses
  Station operating expenses...........................    15,997       16,800
  Amortization of program rights.......................     1,536        1,428
  Depreciation and amortization........................     1,135        1,037
                                                          -------      -------
                                                           18,668       19,265
Station operating income...............................     5,692        6,281
  Corporate general and administrative expenses........     1,858        4,222
                                                          -------      -------
Operating income.......................................     3,834        2,059
  Other income (expense), net                                  15          (35)
                                                          -------      -------
Income before taxes....................................     3,849        2,024
  Provision for income taxes                                1,627          852
                                                          -------      -------
Net income.............................................     2,222        1,172
Retained earnings at beginning of period...............    27,498       29,720
                                                          -------      -------
Retained earnings at end of period.....................   $29,720      $30,892
                                                          =======      =======


   The accompanying notes are an integral part of these financial statements.

                         MULTIMEDIA ENTERTAINMENT, INC.
                                 D.B.A. WLWT-TV
                       (A SUBSIDIARY OF MULTIMEDIA, INC.)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      FOR THE
                                                                    PERIOD FROM
                                                                    JANUARY 1,
                                                       FOR THE YEAR    1995
                                                          ENDED       THROUGH
                                                       DECEMBER 31, DECEMBER 3,
                                                           1994        1995
                                                       ------------ -----------
Cash flows from operating activities
  Net income..........................................    $2,222      $1,172
  Adjustments to reconcile net income to net cash
   provided by operating activities
    Depreciation......................................     1,070         977
    Amortization of intangibles.......................        65          60
    Amortization of program rights....................     1,536       1,428
    Payments on program rights payable................    (1,616)     (1,403)
    Provision for bad debts...........................       105         152
    Loss on disposition of property and equipment.....        15          35
    Changes in operating assets and liabilities
      (Increase) in accounts receivable...............      (834)     (1,897)
      (Increase) decrease in other assets.............      (382)        235
      Increase in accounts payable....................        58         278
      Increase (decrease) in accrued expenses.........      (148)        462
      (Decrease) in income tax payable to Parent......        --        (775)
                                                          ------      ------
    Net cash provided by operating activities.........     2,091         724
Cash flows used in investing activities
  Purchases of property and equipment, net............      (950)       (516)
Cash flows used in financing activities
  Net funds remitted to Parent........................    (1,149)       (208)
                                                          ------      ------
  Net decrease in cash................................        (8)         --
Cash at beginning of period...........................        22          14
                                                          ------      ------
Cash at end of period.................................    $   14      $   14
                                                          ======      ======
Supplemental cash flow information
  Program rights acquired through the assumption of
   program rights payable.............................    $1,514      $1,522
                                                          ======      ======

   The accompanying notes are an integral part of these financial statements.

                        MULTIMEDIA ENTERTAINMENT, INC.
                                D.B.A. WLWT-TV
                      (A SUBSIDIARY OF MULTIMEDIA, INC.)

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  Multimedia Entertainment, Inc., a wholly-owned subsidiary of Multimedia, Inc. (Multimedia or the Parent), is the licensee of and owns and operates the NBC affiliate television broadcast station WLWT-TV in Cincinnati, Ohio (WLWT or the Station). The Station's principal business is the airing of network programming and the production of local news and entertainment programming, and the sale of advertising time during such programming to local, regional and national advertisers.

  Effective December 4, 1995, the Station and its Parent were acquired by Gannett Co., Inc. (Gannett). As a result, the accompanying financial statements have been prepared through the date of the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

  Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which the time spots are aired.

 Concentration of credit risk

  A significant portion of the Station's accounts receivable is due from local, regional and national advertising agencies.

 Program rights and program rights payable

  Program rights, primarily in the form of syndicated programs, represent amounts paid or payable to program suppliers for the limited right to broadcast the suppliers' programming and are recorded when available for use. Program rights are amortized over the lives of the underlying contracts using either the straight-line or per-play method, whichever is greater. Program rights expected to be amortized within one year are classified as current.

  Program rights payable represent the gross amounts to be paid to program suppliers over the life of the contracts. Program rights payable at December 31, 1994 and December 3, 1995 are carried at amounts which approximate fair value based on the short-term maturities. The portion of program rights payable within one year is classified as current.

 Program barter transactions

  The Station barters advertising time for certain program rights. These transactions are recorded at the estimated fair value of the program rights received or the advertising time rendered, whichever is more readily available. Revenue is recognized when advertisements are aired; expenses are recognized when the program rights are broadcast.

                        MULTIMEDIA ENTERTAINMENT, INC.
                                D.B.A. WLWT-TV
                      (A SUBSIDIARY OF MULTIMEDIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

 Property and equipment

  Property and equipment is stated on the basis of cost or estimated fair value at the date of acquisition. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

Building and improvements...........................         25-30 years
Leasehold improvements.............................. Remaining life of the lease
Broadcast equipment.................................           5 years
Furniture and fixtures..............................           7 years

 Goodwill

  Goodwill represents the excess purchase price over the net assets acquired and is being amortized on a straight-line basis over forty years.

 Income taxes

  The Station's operating results are included in the consolidated tax returns of the Parent. Income tax expense has been allocated by the Parent by applying the statutory rates to the Station's pre-tax income. Deferred tax assets and liabilities are allocated by the Parent based on the estimated future tax effects of differences between financial reporting and tax bases of the Station's assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                        DECEMBER 31, DECEMBER 3,
                                                            1994        1995
                                                        ------------ -----------
Land and improvements..................................   $    429    $    429
Building and leasehold improvements....................      3,753       3,760
Broadcast equipment....................................     13,863      13,590
Furniture and fixtures.................................      3,217       3,178
                                                          --------    --------
                                                            21,262     2 0,957
Less accumulated depreciation..........................    (14,761)    (14,882)
                                                          --------    --------
                                                             6,501       6,075
Construction in progress...............................        153          83
                                                          --------    --------
                                                          $  6,654    $  6,158
                                                          ========    ========

4. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                        DECEMBER 31, DECEMBER 3,
                                                            1994        1995
                                                        ------------ -----------
Vacation...............................................    $  369      $  366
Music license fees.....................................       204         199
Salaries and employee benefits.........................       333         624
Other..................................................       165         344
                                                           ------      ------
                                                           $1,071      $1,533
                                                           ======      ======

                        MULTIMEDIA ENTERTAINMENT, INC.
                                D.B.A. WLWT-TV
                      (A SUBSIDIARY OF MULTIMEDIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. EMPLOYEE BENEFIT PLANS

 Pension plans

  The Parent has a noncontributory pension plan which covers substantially all non-union employees of the Station who meet age and service requirements. The pension plan provides defined benefits that are based on years of credited service, average compensation and the primary social security benefits. Expenses of this plan related to WLWT have been allocated by the Parent to the Station through the intercompany account and were insignificant for 1994 and 1995.

  The Pension Plan for Hourly-Rated Employees of Multimedia Entertainment, Inc. is a defined benefit plan which provides benefits to eligible union employees of WLWT. As of the latest actuarial valuation date (January 1, 1995) the accumulated benefit obligation exceeded the fair value of plan assets by $248,478. The pension obligation has been reflected in the accompanying financial statements in accrued expenses. The following table sets forth the amounts recognized as pension expense in the Station's financial statements for the year ended December 31, 1994, and for the period from January 1, 1995 through December 3, 1995 (in thousands):

                                                                     1994  1995
                                                                     ----  ----
      Service cost.................................................. $ 14  $ 16
      Interest cost.................................................   57    67
      Actual return on plan assets..................................   26   (58)
      Other components..............................................  (74)    9
                                                                     ----  ----
      Net pension expense........................................... $ 23  $ 34
                                                                     ====  ====

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8% in 1994 and 1995. The expected long-term rate of return on assets was 8% in 1994 and 1995.

 Thrift plan

  The Parent has a salary deferral thrift plan for all eligible employees. The Parent and the Station match contributions by employees up to 2% of their salaries. Expenses allocated by the Parent were approximately $37,000 and $39,000, respectively, for the year ended December 31, 1994 and the period from January 1, 1995 through December 3, 1995.

6. RELATED PARTY TRANSACTIONS

  Corporate general and administrative expenses are allocated through the intercompany account to the Station by the Parent. Such costs consist of corporate management and administrative salaries, interest, and other costs related to corporate overhead. These costs are allocated to the Station each year based on the relative revenue at the Station compared to the Parent's consolidated revenues, which management believes is a reasonable method of allocation. Amounts allocated are not necessarily indicative of the costs which would be required to operate the Station on a stand-alone basis.

  Excess cash on hand at the Station is transferred through the intercompany account to the Parent on a daily basis. The Station does not record interest income on these amounts.

  During the year ended December 31, 1994 and the period from January 1, 1995 through December 3, 1995, the Station paid approximately $775,000 and $500,000, respectively, for program rights purchased from the Parent.

                        MULTIMEDIA ENTERTAINMENT, INC.
                                D.B.A. WLWT-TV
                      (A SUBSIDIARY OF MULTIMEDIA, INC.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. COMMITMENTS AND CONTINGENCIES

  The Station leases the building used in its operations. Future minimum annual payments due under this noncancellable operating lease as of December 3, 1995 are as follows (in thousands):

      1996.................................................................. $19
      1997..................................................................  19
      1998..................................................................  13

  Total rent expense, including the noncancellable operating leases, was $19,260 and $17,655 for the year ended December 31, 1994 and for the period from January 1, 1995 through December 3, 1995, respectively.

  The Station has several employment contracts with certain talent of the Station which expire in twelve to eighteen months. The Station has committed to pay approximately $1.3 million in 1996 on these contracts.

  At December 3, 1995, the Station has executed contracts for film broadcast rights totaling approximately $1.3 million. As the broadcast license period has not yet begun, the asset and related liability are not recorded as of December 3, 1995.

  The Station is party to various legal proceedings. In the opinion of management, all such matters are adequately covered by insurance or if not so covered involve amounts that would not have a significant effect on the financial position or results of operations of the Station if disposed of unfavorably.

8. SUBSEQUENT EVENTS

  On December 4, 1995, the Station and its Parent were acquired by Gannett Co., Inc.

  On November 20, 1996, Argyle Television, Inc. (Argyle) entered into an asset exchange agreement with Gannett to exchange WLWT and KOCO-TV, Gannett's ABC affiliate in Oklahoma City, Oklahoma, for Argyle's WZZM-TV, the ABC affiliate television station in Grand Rapids, Michigan, and WGRZ-TV, the NBC affiliate television station in Buffalo, New York, and certain other consideration. This transaction became effective on January 31, 1997.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gannett Co., Inc.

  In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of the Selected Gannett Television Stations (as defined in Note 1) at December 31, 1995 and December 29, 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Washington, D.C.
February 7, 1997

                      SELECTED GANNETT TELEVISION STATIONS

                            COMBINED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           DECEMBER 31, DECEMBER 29,
                          ASSETS                               1995         1996
                          ------                           ------------ ------------
CURRENT ASSETS:
  Cash....................................................   $    292     $    113
  Accounts receivable, net of allowance for doubtful
   accounts of $439 and $415..............................     10,100       10,457
  Program rights..........................................      2,543        2,356
  Prepaid expenses and other current assets...............         74          122
                                                             --------     --------
      Total current assets................................     13,009       13,048
Intercompany receivable from Parent.......................        855       19,194
Program rights, net of current portion....................        170          140
Property and equipment, net...............................     28,082       26,535
Intangible assets, net....................................    102,684      100,264
                                                             --------     --------
                                                             $144,800     $159,181
                                                             ========     ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
CURRENT LIABILITIES:
  Cash overdraft..........................................   $    207     $    355
  Accounts payable........................................        671          603
  Accrued expenses........................................      1,670        1,948
  Income tax payable to Parent............................      1,760        7,499
  Program rights payable..................................      2,694        2,502
                                                             --------     --------
      Total current liabilities...........................      7,002       12,907
Deferred tax liability to Parent..........................      7,643        7,553
Commitments and contingencies.............................
SHAREHOLDER'S EQUITY:
  Common stock of KOCO-TV, $10 par value, 50,000 shares
   authorized, issued and outstanding.....................        500          500
  Common stock of WLWT-TV, $1,000 par value, 1 share
   authorized, issued and outstanding.....................          1            1
  Additional paid-in capital..............................    122,360      122,360
  Retained earnings.......................................      7,294       15,860
                                                             --------     --------
      Total shareholder's equity..........................    130,155      138,721
                                                             --------     --------
                                                             $144,800     $159,181
                                                             ========     ========

    The accompanying notes are an integral part of these combined financial statements.

                      SELECTED GANNETT TELEVISION STATIONS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                  FOR THE YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
Revenues, net...........................   $18,572      $20,397      $50,088
Expenses:
  Station operating expenses............    10,143       11,330       24,933
  Amortization of program rights........     3,464        2,160        3,396
  Depreciation and amortization.........       823        1,247        4,701
                                           -------      -------      -------
                                            14,430       14,737       33,030
Station operating income................     4,142        5,660       17,058
  Corporate general and administrative
   expenses.............................       363        2,463        1,083
                                           -------      -------      -------
Operating income before taxes...........     3,779        3,197       15,975
  Provision for income taxes............     1,530        1,819        7,409
                                           -------      -------      -------
Net income..............................     2,249        1,378        8,566
Retained earnings at beginning of
 period.................................     3,667        5,916        7,294
                                           -------      -------      -------
Retained earnings at end of period......   $ 5,916      $ 7,294      $15,860
                                           =======      =======      =======


    The accompanying notes are an integral part of these combined financial statements.

                      SELECTED GANNETT TELEVISION STATIONS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   FOR THE YEARS ENDED
                                          --------------------------------------
                                          DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                              1994         1995         1996
                                          ------------ ------------ ------------
Cash flows from operating activities:
Net income..............................     $2,249       $1,378      $ 8,566
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation........................        823        1,040        2,281
    Amortization of intangible assets...         --          207        2,420
    Amortization of program rights......      3,464        2,160        3,396
    Payments on program rights payable..     (2,496)      (2,292)      (3,369)
    Provision for bad debts.............         --           --           78
    Deferred income tax expense
     (benefit)..........................         --           59          (90)
  Changes in operating assets and
   liabilities:
    (Increase) decrease in accounts
     receivable.........................       (140)         400         (435)
    (Increase) in other assets..........         --          (47)         (50)
    Increase (decrease) in accounts
     payable and cash overdraft.........        436         (607)          80
    Increase (decrease) in accrued
     expenses...........................       (266)        (394)         278
    Increase in income tax payable to
     Parent.............................        444          230        5,739
                                             ------       ------      -------
      Net cash provided by operating
       activities.......................      4,514        2,134       18,894
Cash flows used in investing activities:
  Purchases of property and equipment...     (1,543)        (992)        (734)
Cash flows used in financing activities:
  Net funds remitted to Parent..........     (2,815)      (1,020)     (18,339)
                                             ------       ------      -------
Increase (decrease) in cash.............        156          122         (179)
Cash at beginning of period.............         --          170          292
                                             ------       ------      -------
Cash at end of period...................     $  156       $  292      $   113
                                             ------       ------      -------
Supplemental cash flow information:
  Program rights acquired through
   assumption of program rights
   payable..............................     $2,324       $1,588      $ 3,228
                                             ======       ======      =======

    The accompanying notes are an integral part of these combined financial statements.

                     SELECTED GANNETT TELEVISION STATIONS

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  The combined financial statements include the operations of two of Gannett Co., Inc.'s (Gannett or the Parent) wholly-owned television stations, Multimedia Entertainment, Inc., d.b.a. WLWT-TV, an NBC affiliate in Cincinnati, Ohio and Combined Communications Corporation of Oklahoma, Inc., d.b.a. KOCO-TV, an ABC affiliate in Oklahoma City, Oklahoma (the Selected Gannett Television Stations or the Stations). WLWT-TV was acquired by Gannett on December 4, 1995 as part of the acquisition of Multimedia, Inc. The acquisition has been accounted for as a purchase combination in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations", whereby approximately $120 million of the total $2.3 billion cost to acquire Multimedia, Inc. was allocated to WLWT-TV based on relative fair value. As a result, the accompanying combined financial statements include the operations of WLWT-TV from the date of acquisition (December 4, 1995) through December 29, 1996. KOCO-TV was acquired by Gannett as part of the merger with Combined Communications Corporation in a pooling of interests transaction in 1979. The Stations' principal business is the airing of network programming and the production of local news and entertainment programming, and the sale of advertising time during such programming to local, regional and national advertisers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fiscal Year

  The Stations' fiscal year is the same as Gannett, which ends on the last Sunday of each calendar year. The Stations' 1994, 1995 and 1996 fiscal years ended on December 25, December 31, and December 29, respectively, and encompassed 52, 53 and 52 weeks, respectively.

 Revenue Recognition

  Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which the time spots are aired.

 Concentration of credit risk

  A significant portion of the Stations' accounts receivable is due from local, regional and national advertising agencies.

 Program rights and program rights payable

  Program rights, primarily in the form of syndicated programs, represent amounts paid or payable to program suppliers for the limited right to broadcast the suppliers' programming and are recorded when available for use. Program rights are amortized over the lives of the underlying contracts using either the straight-line or per-play method, whichever is greater. Program rights expected to be amortized within one year are classified as current.

  Program rights payable represent the gross amounts to be paid to program suppliers over the life of the contracts. Program rights payable at December 31, 1995 and December 29, 1996 are carried at amounts which approximate fair value based on the short term maturities. The portion of program rights payable within one year is classified as current.

                     SELECTED GANNETT TELEVISION STATIONS

 Program barter transactions

  The Stations barter advertising time for certain program rights. These transactions are recorded at the estimated fair value of the program rights received or the advertising time rendered, whichever is more readily available. Revenue is recognized when advertisements are aired; expenses are recognized when the program rights are broadcast.

 Property and equipment

  Property and equipment is stated on the basis of cost or estimated fair value at the date of acquisition. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

      Buildings and improvements....................         10-40 years
      Leasehold improvements........................ Remaining life of the lease
      Broadcast equipment...........................          4-6 years
      Furniture and fixtures........................          5-7 years

 Intangible assets

  Intangible assets consist principally of FCC license, network affiliation and the excess purchase price over the fair value of net assets acquired at acquisition date. Intangible assets acquired after October 31, 1970 are being amortized on a straight-line basis over forty years. Goodwill in the amount of $6,090,784 at KOCO-TV was acquired prior to October 31, 1970 and is not being amortized.

  The Stations periodically evaluate the realizability of intangible assets. The Stations believe that no impairment exists at December 29, 1996.

 Income taxes

  The Stations' operating results are included in the consolidated tax returns of the Parent. Income tax expense has been allocated by the Parent by applying the statutory rates to the Stations' pre-tax income. Deferred tax assets and liabilities are allocated by the Parent based on the estimated future tax effects of differences between financial reporting and tax bases of the Stations' assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Land and improvements...........................   $   754      $   754
      Buildings and improvements......................     9,150        9,255
      Broadcast equipment.............................    27,574       27,029
      Furniture and fixtures..........................     1,146        1,161
                                                         -------      -------
                                                          38,624       38,199
      Less accumulated depreciation...................   (10,855)     (11,725)
                                                         -------      -------
                                                          27,769       26,474
      Construction in progress........................       313           61
                                                         -------      -------
                                                         $28,082      $26,535
                                                         =======      =======

                     SELECTED GANNETT TELEVISION STATIONS

4. INTANGIBLE ASSETS

  Intangible assets consist of the following (in thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      WLWT-TV.........................................   $ 96,800     $ 96,800
      KOCO-TV.........................................      6,091        6,091
                                                         --------     --------
                                                          102,891      102,891
      Less accumulated amortization...................       (207)      (2,627)
                                                         --------     --------
                                                         $102,684     $100,264
                                                         ========     ========

5. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
      Salaries and employee benefits..................    $  619       $  894
      Vacation........................................       364          364
      Music license fees..............................       199          199
      Legal...........................................       128          175
      Other...........................................       360          316
                                                          ------       ------
                                                          $1,670       $1,948
                                                          ======       ======

6. EMPLOYEE BENEFIT PLANS

 Pension Plans

  Employees of WLWT-TV are eligible for a noncontributory pension plan which covers substantially all non-union employees of the Station who meet age and service requirements. The pension plan provides defined benefits that are based on years of credited service, average compensation and the primary social security benefit. Expenses of this plan related to WLWT-TV are allocated to the Station and are recorded through the intercompany account. Expenses recorded in fiscal year 1996 were approximately $469,000.

  The Pension Plan for Hourly-Rated Employees of Multimedia Entertainment, Inc. is a defined benefit plan which provides benefits to eligible union employees of WLWT-TV. As of the latest actuarial valuation date (January 1, 1996) the accumulated benefit obligation exceeded the fair value of plan assets by $173,109. The pension obligation has been reflected in the accompanying financial statements in accrued expenses.

  The following table sets forth the amounts recognized as pension expense in the Station's financial statements for fiscal years 1995 and 1996 (in thousands):

                                                                     1995  1996
                                                                     ----  ----
      Service cost.................................................. $ 16  $ 25
      Interest cost.................................................   67    69
      Actual return on plan assets..................................  (58)  (84)
      Other components..............................................    9    15
                                                                     ----  ----
      Net pension expense........................................... $ 34  $ 25
                                                                     ====  ====

                     SELECTED GANNETT TELEVISION STATIONS

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8% in 1995 and 7.125% in 1996. The expected long-term rate of return on assets was 8% in 1995 and 10% in 1996.

  Employees of KOCO-TV are eligible for various retirement and profit sharing plans, provided by Gannett, under which substantially all full-time employees are covered. Benefits under the Gannett Retirement Plan, a defined benefit pension plan, are based on years of service and final average pay. KOCO-TV's pension expense was approximately $241,600, $251,300 and $261,400 in fiscal years 1994, 1995, and 1996, respectively.

 Thrift Plans

  Eligible employees of WLWT-TV may participate in a salary deferral thrift plan. The Parent matches contributions by employees up to 2% of their salaries. Expenses allocated by the Parent to WLWT-TV were approximately $4,000 and $52,000, respectively, in the period from December 4, 1995 through December 31, 1995, and for fiscal year 1996.

  Employees (other than those covered by a collective bargaining agreement) of KOCO-TV who are scheduled to work at least 1,000 hours during each year of employment may participate in Gannett's 401(k) Savings Plan. Most employees are eligible to participate in the Plan. Expenses allocated by the Parent were approximately $31,000, $27,000 and $28,000 in fiscal years 1994, 1995 and 1996, respectively.

7. RELATED PARTY TRANSACTIONS

  Corporate general and administrative expenses are allocated through the intercompany accounts to the Stations by the Parent. Such costs consist of administrative salaries, interest and other costs related to corporate overhead. These costs are allocated to the Stations each year based on the relative revenue at the Stations compared to the Parent's consolidated revenues, which management believes is a reasonable method of allocation. Amounts allocated are not necessarily indicative of the costs which would be required to operate the Stations on a stand-alone basis.

  Excess cash on hand at the Stations is transferred through the intercompany accounts to the Parent on a daily basis. No interest income on these amounts has been recorded in the accompanying financial statements.

  During fiscal year 1996, the Stations made payments of approximately $475,000 for program rights purchased from a subsidiary of the Parent.

8. COMMITMENTS AND CONTINGENCIES

  The Stations have operating lease agreements which expire on various dates through 2000. Future minimum annual payments due under the noncancellable operating leases as of December 29, 1996 are as follows (in thousands):

      1997................................................................ $ 31
      1998................................................................   24
      1999................................................................   12
      2000................................................................    8
                                                                           ----
                                                                             75
      Less sublease income................................................  (52)
                                                                           ----
                                                                           $ 23
                                                                           ====

  Total rent expense, including cancellable and noncancellable operating leases, was $100,043, $87,805 and $111,896 for fiscal years 1994, 1995 and
1996, respectively.

                     SELECTED GANNETT TELEVISION STATIONS

  The Stations have employment contracts with certain talent at the Stations which expire in twelve to eighteen months. The Stations have committed to pay approximately $1.7 million in 1997 on these contracts.

  At December 29, 1996, the Stations have executed contracts for program rights totaling approximately $6.5 million. As the broadcast license period has not yet begun, the asset and related liability are not recorded at December 29, 1996.

  The Stations are party to various legal proceedings. In the opinion of management, all such matters are adequately covered by insurance or if not so covered would not have a significant effect on the financial position or results of operations of the Stations if disposed of unfavorably.

9. SUBSEQUENT EVENT

  On November 20, 1996, Argyle Television, Inc. (Argyle) entered into an asset exchange agreement with Gannett to exchange Argyle's WZZM-TV, the ABC affiliate television station in Grand Rapids, Michigan, and WGRZ-TV, the NBC affiliate television station in Buffalo, New York, plus certain other consideration, for WLWT-TV and KOCO-TV. This transaction became effective on January 31, 1997.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Hearst Corporation

  We have audited the accompanying combined balance sheets of the Hearst Broadcast Group of The Hearst Corporation (referred to as the "Group") as of December 31, 1995 and 1996, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Group at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, New York
May 1, 1997

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996

                     ASSETS                           1995           1996
                     ------                       -------------  -------------
CURRENT ASSETS:
  Cash and cash equivalents...................... $   2,989,553  $   2,881,884
  Accounts receivable, net of allowance for
   doubtful accounts of $1,626,120 and $1,693,744
   in 1995 and 1996, respectively................    70,126,126     64,216,484
  Program rights.................................    28,043,437     25,611,365
  Deferred income tax benefits...................     3,475,311      3,012,810
  Other..........................................     3,544,844      3,824,436
                                                  -------------  -------------
      Total current assets.......................   108,179,271     99,546,979
                                                  -------------  -------------
PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements...............    16,278,849     17,301,354
  Broadcasting equipment.........................   106,511,154    108,250,614
  Office furniture, equipment and other..........    11,265,008     12,298,439
  Construction in progress.......................     1,177,629        768,552
  Less accumulated depreciation and
   amortization..................................  (104,216,576)  (106,515,373)
                                                  -------------  -------------
                                                     31,016,064     32,103,586
                                                  -------------  -------------
GOODWILL AND OTHER INTANGIBLES, Net..............   243,704,325    233,410,571
                                                  -------------  -------------
OTHER ASSETS:
  Program rights.................................       738,368        483,173
  Other..........................................     1,767,826      1,411,353
                                                  -------------  -------------
                                                      2,506,194      1,894,526
                                                  -------------  -------------
      TOTAL...................................... $ 385,405,854  $ 366,955,662
                                                  =============  =============
                   LIABILITIES
                   -----------
CURRENT LIABILITIES:
  Accounts payable............................... $   3,775,278  $   4,096,996
  Accrued liabilities............................    14,290,552     17,165,646
  Program rights.................................    32,449,075     25,718,650
  Other..........................................       852,336      1,414,814
                                                  -------------  -------------
      Total current liabilities..................    51,367,241     48,396,106
DEFERRED INCOME TAXES............................    55,082,097     54,991,592
PROGRAM RIGHTS...................................     1,360,051      1,507,840
OTHER LIABILITIES................................     4,834,242      3,040,386
COMMITMENTS AND CONTINGENCIES....................
DUE TO PARENT COMPANY AND AFFILIATES.............   272,762,223    259,019,738
                                                  -------------  -------------
      TOTAL...................................... $ 385,405,854  $ 366,955,662
                                                  =============  =============

                  See notes to combined financial statements.

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                       COMBINED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

                                            1994         1995         1996
                                        ------------ ------------ ------------
TOTAL REVENUES......................... $259,459,248 $279,340,044 $283,970,855
STATION OPERATING EXPENSES.............  106,281,026  117,534,578  121,500,863
AMORTIZATION OF PROGRAM RIGHTS.........   40,266,120   38,619,342   40,296,566
DEPRECIATION AND AMORTIZATION..........   23,071,349   22,134,202   16,970,594
                                        ------------ ------------ ------------
STATION OPERATING INCOME...............   89,840,753  101,051,922  105,202,832
CORPORATE GENERAL AND ADMINISTRATIVE
 EXPENSES..............................    8,006,766    7,857,597    7,658,427
INTEREST EXPENSE, NET..................   22,677,737   22,217,475   21,234,985
                                        ------------ ------------ ------------
INCOME BEFORE PROVISION FOR INCOME
 TAXES.................................   59,156,250   70,976,850   76,309,420
PROVISION FOR INCOME TAXES.............   25,265,470   30,182,357   31,906,940
                                        ------------ ------------ ------------
NET INCOME............................. $ 33,890,780 $ 40,794,493 $ 44,402,480
                                        ============ ============ ============


                  See notes to combined financial statements.

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

                                          1994          1995          1996
                                          ----          ----          ----
OPERATING ACTIVITIES:
Net income..........................  $ 33,890,780  $ 40,794,493  $ 44,402,480
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization of
   property, plant and equipment....     6,291,259     6,271,016     6,676,840
  Amortization of intangible
   assets...........................    16,780,090    15,863,186    10,293,754
  Amortization of program rights....    40,266,120    38,619,342    40,296,566
  Program rights payments...........   (39,179,171)  (38,766,873)  (44,522,933)
  Other.............................        71,535       372,613       330,998
  Provision for doubtful accounts...       793,707     1,130,264       989,298
  Deferred income taxes.............    (1,586,544)     (111,451)      371,995
  Changes in operating assets and
   liabilities:
    Accounts receivable.............   (14,595,435)   (4,485,003)    4,920,344
    Other assets....................       897,602      (418,054)       76,882
    Accounts payable and accrued
     liabilities....................      (636,900)    1,985,128     3,196,812
    Other liabilities...............     1,466,766       (69,867)   (1,231,378)
                                      ------------  ------------  ------------
      Net cash provided by operating
       activities...................    44,459,809    61,184,794    65,801,658
INVESTING ACTIVITIES--Purchases of
 property, plant and equipment,
 net................................    (8,429,697)   (8,621,082)   (7,764,362)
FINANCING ACTIVITIES--Due to parent
 company and affiliates.............   (33,584,343)  (52,019,928)  (58,144,965)
                                      ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS........................     2,445,769       543,784      (107,669)
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR............................            --     2,445,769     2,989,553
                                      ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, END OF
 YEAR...............................  $  2,445,769  $  2,989,553  $  2,881,884
                                      ============  ============  ============


                  See notes to combined financial statements.

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. ORGANIZATION AND NATURE OF OPERATIONS

  The accompanying combined financial statements of the Hearst Broadcast Group (the "Group") of The Hearst Corporation (the "Corporation") include the combined operating results of the WCVB-TV Division (including Hearst Broadcasting Productions), WTAE-TV Division, WBAL-TV Division, KMBC-TV Division, WISN-TV Division and the WDTN-TV Division of the Corporation.

  The Group owns and operates six network-affiliated television stations in geographically diverse markets in the United States. Five of the stations are affiliates of the American Broadcasting Companies ("ABC") and one station is an affiliate of the National Broadcasting Company, Inc. ("NBC"). The Group operates in one business segment, commercial television broadcasting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

  Basis of Presentation--All significant interdivisional accounts and transactions have been eliminated in the combination.

  Cash Equivalents--All highly liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents.

  Accounts Receivable--Concentration of credit risk with respect to accounts receivable is limited due to the large number of geographically diverse customers, individually small balances and short payment terms.

  Program Rights--Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program by program basis and such amounts are not discounted. Any reduction in unamortized costs to net realizable value is included in amortization of program rights in the accompanying combined statements of operations. Such reductions in unamortized costs for the years ended 1994, 1995 and 1996 were not material except for a writedown of $3,600,000 in 1994. Costs of off network syndicated product, first run programming, features films and cartoons are amortized on the future number of showings on an accelerated basis contemplating the estimated revenue to be earned per showing, but generally not exceeding five years. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively.

  Barter and Trade Transactions--Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Barter program rights and payables are recorded for barter transactions based upon the availability of the programming for broadcast. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the program, merchandise or service received is utilized. Barter and trade revenues were approximately, $2,054,000, $3,871,000 and $4,185,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Barter and trade expenses were approximately $1,948,000, $3,852,000 and $4,143,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Property, Plant and Equipment--Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are generally calculated on the straight-line method over the estimated useful lives (or lease terms, if shorter) of the assets ranging from 3 to 40 years. Improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

  Goodwill and Other Intangibles--Goodwill and other intangibles are recorded at cost. In management's opinion, none of the goodwill acquired prior to November 1, 1970 (the date after which goodwill resulting from subsequent acquisitions required amortization) has declined in value. Accordingly, such assets are not being

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 amortized. Goodwill and other intangible assets acquired subsequent to October 31, 1970 are being amortized on the straight-line method over varying lives not exceeding forty years (Note 3).

  Income Taxes--The Group is included in the Corporation's consolidated Federal, state and local income tax returns. The Group's pro rata share of the Corporation's consolidated income tax liabilities is allocated to the Group on a separate return basis. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are measured based upon the difference between the financial accounting and tax bases of assets and liabilities.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates used in the preparation of the Group's combined financial statements include estimates of the allowance for uncollectible accounts and realizability of program rights. In management's opinion, actual results are not expected to vary materially from the estimates and assumptions used in preparing these combined financial statements.

3. GOODWILL AND OTHER INTANGIBLES

  Goodwill and other intangible assets at December 31, 1995 and 1996 consist of the following:

                                              RANGE
                                               OF
                                              LIVES
                                             (YEARS)     1995         1996
                                             ------- ------------ ------------
Goodwill....................................   40    $149,211,887 $149,211,887
Advertiser client base asset................   35     122,828,300  122,828,300
Favorable studio and office space lease.....   40      23,637,936   23,637,936
Accelerated market growth asset.............  17-24    20,186,300   20,186,300
Underdeveloped market competition asset.....   5-7     28,430,600   28,430,600
Premium for early delivery of physical
 plant......................................   10      63,588,300   63,588,300
ABC network affiliation agreement...........   40      18,154,333   18,154,333
Management employment contracts.............    3      26,765,600   26,765,600
Other....................................... various   43,926,306   43,926,306
                                                     ------------ ------------
                                                      496,729,562  496,729,562
Accumulated amortization....................          253,025,237  263,318,991
                                                     ------------ ------------
                                                     $243,704,325 $233,410,571
                                                     ============ ============

4. ACCRUED LIABILITIES

  Accrued liabilities at December 31, 1995 and 1996 consist of the following:

                                                           1995        1996
                                                           ----        ----
     Payroll and related costs......................... $ 9,385,112 $11,305,557
     Other.............................................   4,905,440   5,860,089
                                                        ----------- -----------
                                                        $14,290,552 $17,165,646
                                                        =========== ===========

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

5. INCOME TAXES

  The provision for income taxes for the years ended December 31, 1994, 1995, and 1996 consists of the following:

                                             1994         1995         1996
                                             ----         ----         ----
     Current:
       State and local................... $ 4,956,786  $ 5,592,128  $ 5,821,238
       Federal...........................  21,895,228   24,701,680   25,713,707
                                          -----------  -----------  -----------
                                           26,852,014   30,293,808   31,534,945
                                          -----------  -----------  -----------
     Deferred:
       State and local...................    (292,871)    (20,573)       68,669
       Federal...........................  (1,293,673)    (90,878)      303,326
                                          -----------  -----------  -----------
                                           (1,586,544)    (111,451)     371,995
                                          -----------  -----------  -----------
     Provision for income taxes.......... $25,265,470  $30,182,357  $31,906,940
                                          ===========  ===========  ===========

  The effective income tax rate for the years ended December 31, 1994, 1995 and 1996 varies from the statutory U.S. Federal income tax rate due to the following:

                                                               1994  1995  1996
                                                               ----  ----  ----
     Statutory U.S. Federal income tax rate................... 35.0% 35.0% 35.0%
     State income taxes, net of Federal tax benefit...........  5.1   5.1   5.0
     Other non-deductible business expenses...................  2.6   2.4   1.8
                                                               ----  ----  ----
     Effective income tax rate................................ 42.7% 42.5% 41.8%
                                                               ====  ====  ====

  Deferred income tax liabilities and assets at December 31, 1995 and 1996 consist of the following:

                                                            1995        1996
                                                            ----        ----
Deferred income tax liabilities:
  Accelerated depreciation.............................. $ 5,299,504 $ 5,150,583
  Amortization of intangibles...........................  50,063,903  49,982,237
                                                         ----------- -----------
Total deferred income tax liabilities...................  55,363,407  55,132,820
                                                         ----------- -----------
Deferred income tax assets:
  Allowance for doubtful accounts and others............   3,475,311   3,012,810
  Other.................................................     281,310     141,228
                                                         ----------- -----------
Total deferred income tax assets........................   3,756,621   3,154,038
                                                         ----------- -----------
Net deferred income tax assets/liabilities.............. $51,606,786 $51,978,782
                                                         =========== ===========

6. RELATED PARTY TRANSACTIONS

  Certain management services are provided to the Group by the Corporation. Such services include data processing, legal, tax, treasury, internal audit, risk management, and other support services. The Group was allocated expenses for the years ended December 31, 1994, 1995 and 1996 of $1,644,012, $1,614,464
and $1,875,073, respectively, related to these services. In addition, the Corporation allocated interest expense to the Group which was based on the average balance of the Due to Parent Company and Affiliates account at an interest rate of 8% per annum. Allocated expenses are based on the Corporation's estimate of expenses related to

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 the services provided to the Group in relation to those provided to other divisions or subsidiaries of the Corporation. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had the Group contracted directly with third parties. The fees and expenses to be paid by the Group to the Corporation are subject to change. In addition, certain costs (principally salaries, fringe benefits and incentive compensation) were incurred by the Group, paid by the Corporation and charged to the Group for the years ended December 31, 1994, 1995 and 1996 in the amounts of $6,885,629, $6,710,447 and $6,203,320, respectively (also see Note
9).

  Payment of trade payables and other disbursements are processed through a cash concentration account maintained by the Corporation. Subsequent to the collection of trade receivables by the Group, all cash is transferred to the Corporation.

  The activity in the Due to Parent Company and Affiliates account for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                         1994          1995          1996
                                         ----          ----          ----
Balance, beginning of year.......... $283,681,221  $283,987,658  $272,762,223
Net income..........................   33,890,780    40,794,493    44,402,480
Transfers to the Corporation and
 affiliated companies, net..........  (33,584,343)  (52,019,928)  (58,144,965)
                                     ------------  ------------  ------------
Balance, end of year................ $283,987,658  $272,762,223  $259,019,738
                                     ============  ============  ============

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the Group believes that it is not practicable to estimate the current fair value of the amounts due to the Corporation because of the related party nature of the transactions.

7.COMMITMENTS

  The Group has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments as of December 31, 1996 scheduled under contracts for programs available are as follows:

      1997.......................................................... $25,718,650
      1998..........................................................     555,880
      1999..........................................................     451,960
      2000..........................................................     300,000
      2001..........................................................     200,000
                                                                     -----------
                                                                     $27,226,490
                                                                     ===========

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

  The Group has various agreements relating to noncancelable operating leases with an initial term of one year or more (some of which contain renewal options), future program rights not available for broadcast at December 31, 1996, and employment contracts with key employees. Future minimum payments under terms of these agreements at December 31, 1996 are as follows:

                                                                     EMPLOYMENT
                                              OPERATING    PROGRAM   AND TALENT
                                                LEASES     RIGHTS     CONTRACTS
                                              ---------- ----------- -----------
     1997.................................... $1,216,944 $11,990,403 $16,140,697
     1998....................................  1,111,741  34,092,390  10,445,656
     1999....................................    949,463  24,000,384   4,433,464
     2000....................................    923,628  15,707,734   1,750,189
     2001 and thereafter.....................  4,501,521     310,390     563,705
                                              ---------- ----------- -----------
                                              $8,703,297 $86,101,301 $33,333,711
                                              ========== =========== ===========

  Rent expense for operating leases was $2,285,925, $2,755,425 and $2,975,308 for the years ended December 31, 1994, 1995 and 1996, respectively.

  In the normal course of business, the Group is subject to various claims and lawsuits. In the opinion of the Group's management, liabilities, if any, arising from these matters will not have a significant effect on the Group's financial statements.

8.INCENTIVE COMPENSATION PLANS

  The Corporation has a long-term incentive compensation plan that covers 13 employees of the Group who are considered by management to be making substantial contributions to the growth and profitability of the Group and the Corporation. Grants awarded under this plan cover three-year operating cycles, with cash payouts made after the close of each three-year cycle based upon growth in operating performance. The annual amount charged to expense, which amounted to $3,414,538 in 1994, $3,732,016 in 1995 and $2,965,311 in 1996, is
determined by estimating the aggregate expense for each open three-year cycle; actual cash payouts related to the 1992--1994 cycle (paid in 1995), to the 1993--1995 cycle (paid in 1996) and to the 1994--1996 cycle (paid in 1997)
resulted in disbursements (pretax) of $1,825,579, $3,796,530 and $4,621,437 respectively.

  The Corporation also has a short-term incentive compensation plan that covers the most senior key executives of the Group who have the most impact on overall corporate policy, and are therefore those executives largely responsible for the growth and profitability of the Group and the Corporation. Payouts under this plan are made annually, and are based upon the Group and the Corporation's achieving specified financial performance objectives. Annual expense for the Group amounted to $389,000 in 1994, 1995 and 1996.

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

9.PENSIONS AND EMPLOYEE SAVINGS PLANS


  The Group contributes to a multiemployer union pension plan, for which no benefit information for each contributing employer is available. The cost for the plan was approximately $477,954 in 1994, $441,309 in 1995, and $648,759 in
1996.

  In addition, the Group has certain non-union employees that are eligible for participation in the Corporation's noncontributory defined benefit plan, and the Corporation's nonqualified retirement plan. The Corporation also has a defined benefit plan for eligible employees covered by collective bargaining agreements; costs of these plans generally are accrued and paid in accordance with the related agreements. The Group's pension costs for these plans are allocated to the Group through the Due to Parent Company and Affiliates account on the accompanying combined balance sheets. The cost for such plans was approximately $1,616,938 in 1994, $1,237,888 in 1995, and $1,830,413 in
1996.

  Substantially all of the Group's employees are eligible to participate in defined contribution plans. The Group's expense recognized for all of these plans was $623,977 in 1994, $635,906 in 1995 and $647,953 in 1996.

10.SUBSEQUENT EVENTS

  On March 26, 1997, the Corporation announced that it had entered into an agreement to combine the Group with the six television stations of Argyle Television, Inc. ("Argyle"), and to rename the new venture Hearst-Argyle Television, Inc. ("Hearst-Argyle"). Argyle shareholders will receive a choice of either $26.50 per share in cash, one share of Series A common stock of Hearst-Argyle, or a mixed consideration of $13.25 in cash and one-half share of the Series A common stock of Hearst-Argyle. Assuming a full cash election by existing Argyle shareholders, up to $160 million of the aggregate purchase price of approximately $320 million would be paid in cash.

  After the combination, the Corporation will hold approximately 86% of the common shares of Hearst-Argyle. The total capitalization of the new company will exceed $1.8 billion and will have approximately $640 million of debt outstanding. For the year ended December 31, 1996, the unaudited pro forma combined revenues were $370 million ($284 million from the Group) and pro forma broadcast cash flow was $158 million ($118 million from the Group). The proposed combination has been approved by the Boards of Directors of both companies, and is subject to further approval by Argyle shareholders and the usual regulatory authorities.

                                    ******

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                        CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 1997
                                  (UNAUDITED)

                             ASSETS
                             ------                               (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents......................................    $  3,760
  Accounts receivable, net.......................................      52,913
  Program rights.................................................      16,277
  Deferred income tax benefits...................................       2,985
  Other..........................................................       4,788
                                                                     --------
    Total current assets.........................................      80,723
                                                                     --------
PROPERTY, PLANT AND EQUIPMENT, Net...............................      31,723
                                                                     --------
GOODWILL AND OTHER INTANGIBLES, Net..............................     231,112
                                                                     --------
OTHER ASSETS:
  Program rights.................................................         521
  Other..........................................................       1,347
                                                                     --------
                                                                        1,868
                                                                     --------
    TOTAL........................................................    $345,426
                                                                     ========
                           LIABILITIES
                           -----------
CURRENT LIABILITES:
  Accounts payable...............................................    $  3,522
  Accrued liabilities............................................       9,786
  Program rights.................................................      16,406
  Other..........................................................       2,575
                                                                     --------
    Total current liabilities....................................      32,289
DEFERRED INCOME TAXES............................................      54,445
PROGRAM RIGHTS...................................................       1,413
OTHER LIABILITIES................................................       3,904
DUE TO PARENT COMPANY AND AFFILIATES.............................     253,375
                                                                     --------
    TOTAL........................................................    $345,426
                                                                     ========

             See notes to condensed combined financial statements.

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
TOTAL REVENUES................................................. $61,945 $62,053
STATION OPERATING EXPENSES.....................................  29,908  30,079
AMORTIZATION OF PROGRAM RIGHTS.................................  10,366   9,519
DEPRECIATION AND AMORTIZATION..................................   4,292   4,088
                                                                ------- -------
STATION OPERATING INCOME.......................................  17,379  18,367
CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES..................   1,914   2,129
INTEREST EXPENSE, NET..........................................   5,335   5,101
                                                                ------- -------
INCOME BEFORE PROVISION FOR INCOME TAXES.......................  10,130  11,137
PROVISION FOR INCOME TAXES.....................................   4,349   4,741
                                                                ------- -------
NET INCOME..................................................... $ 5,781 $ 6,396
                                                                ======= =======


             See notes to condensed combined financial statements.

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS
                                                             ENDED MARCH 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income............................................... $  5,781  $  6,396
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization of property, plant and
     equipment.............................................    1,719     1,800
    Amortization of intangible assets......................    2,573     2,288
    Amortization of program rights.........................   10,366     9,519
    Program rights payments................................  (11,656)   (9,644)
    Other..................................................   (1,201)       24
    Provision for doubtful accounts........................      225       244
    Deferred income taxes..................................      609      (518)
    Changes in operating assets and liabilities, net.......    9,886     4,229
                                                            --------  --------
      Net cash provided by operating activities............   18,302    14,338
INVESTING ACTIVITIES--Purchases of property, plant and
 equipment, net............................................   (1,793)   (1,419)
FINANCING ACTIVITIES--Due to parent company and
 affiliates................................................  (15,154)  (12,041)
                                                            --------  --------
INCREASE IN CASH AND CASH EQUIVALENTS......................    1,355       878
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.............    2,990     2,882
                                                            --------  --------
CASH AND CASH EQUIVALENTS, END OF PERIOD................... $  4,345  $  3,760
                                                            ========  ========


             See notes to condensed combined financial statements.

             THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                  THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The condensed combined financial statements include the accounts of the Hearst Broadcast Group (the "Group") of The Hearst Corporation (the "Corporation").

  The accompanying unaudited condensed combined financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. All significant interdivisional transactions have been eliminated in the combination. The operating results for the three-month periods ended March 31 are not necessarily indicative of the results that may be expected for a full year.

2.SALE OF GROUP

  On March 26, 1997, the Corporation announced that it had entered into an agreement to combine the Group with the six television stations of Argyle Television, Inc. ("Argyle"), and to rename the new venture Hearst-Argyle Television, Inc. ("Hearst-Argyle"). Argyle shareholders will receive a choice of either $26.50 per share in cash, one share of Series A common stock of Hearst-Argyle, or a mixed consideration of $13.25 in cash and one-half share of the Series A common stock of Hearst-Argyle. Assuming a full cash election by existing Argyle shareholders, up to $160 million of the aggregate purchase price of approximately $320 million would be paid in cash.

  After the combination, the Corporation will hold approximately 86% of the common shares of Hearst-Argyle. The total capitalization of the new company will exceed $1.8 billion and will have approximately $640 million of debt outstanding. For the year ended December 31, 1996, the pro forma combined revenues were $370 million ($284 million for the Group) and pro forma broadcast cash flow was $158 million ($118 million from the Group). The proposed combination has been approved by the Boards of Directors of both companies, and is subject to further approval by Argyle shareholders and the usual regulatory authorities.

                                   * * * * *

                                                                      APPENDIX A


               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                           DATED AS OF MARCH 26, 1997

                                  BY AND AMONG

                            THE HEARST CORPORATION,

                             HAT MERGER SUB, INC.,

                           HAT CONTRIBUTION SUB, INC.

                                      AND

                            ARGYLE TELEVISION, INC.

                               TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
                                   ARTICLE I.

                                   THE MERGER

 1.01 The Merger......................................................      8
 1.02 Effective Time..................................................      8
 1.03 Closing.........................................................      8
              Certificate of Incorporation and Bylaws of the Surviving
 1.04 Corporation.....................................................      8
 1.05 Directors and Officers of the Surviving Corporation.............      8
 1.06 Effects of the Merger...........................................      8
 1.07 Further Assurances..............................................      8

                                  ARTICLE II.

                        CERTAIN PRE-MERGER TRANSACTIONS

 2.01 Restated Charter................................................      9
 2.02 Contribution of Contributed Cash and Parent Station Assets;
       Assumption of Bridge Debt, Private Placement Debt and Parent...      9
 2.03 Issuance of Company Series B Common Stock.......................     12

                                  ARTICLE III.

                              CONVERSION OF SHARES

 3.01 Conversion of Capital Stock.....................................     12
 3.02 Election Procedures.............................................     14
 3.03 Selection of Company Common Stock and Company Options...........     16
 3.04 The Company To Make Cash and Certificates Available.............     18
 3.05 Dividends.......................................................     19
 3.06 Dissenting Shares...............................................     20
 3.07 Electing Optionholders Supplemental Election....................     20

                                  ARTICLE IV.

                              CERTAIN ADJUSTMENTS

 4.01 Parent Station Business Adjustment..............................     20

                                   ARTICLE V.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

 5.01 Organization and Qualification..................................     21
 5.02 Capital Stock...................................................     21
 5.03 Authority Relative to this Agreement; Restated Charter..........     22
 5.04 Non-Contravention; Approvals and Consents.......................     23
 5.05 SEC Reports and Financial Statements............................     24
 5.06 Absence of Certain Changes or Events............................     24
 5.07 Absence of Undisclosed Liabilities..............................     25
 5.08 Legal Proceedings...............................................     25
 5.09 Compliance with Laws and Orders.................................     25

                                                                      PAGE NO.
                                                                      --------
 5.10 Taxes.........................................................     25
 5.11 Employee Benefit Plans; ERISA.................................     26
 5.12 Labor Matters.................................................     27
 5.13 Environmental Matters.........................................     27
 5.14 Intangible Property...........................................     27
 5.15 Title; Condition..............................................     27
 5.16 Opinion of Financial Advisor..................................     28

                                  ARTICLE VI.

                    REPRESENTATIONS AND WARRANTIES OF PARENT

 6.01 Organization and Qualification................................     28
 6.02 Capital Stock.................................................     28
 6.03 Authority Relative to this Agreement .........................     28
 6.04 Non-Contravention; Approvals and Consents.....................     29
 6.05 Financial Statements..........................................     29
 6.06 Absence of Certain Changes or Events..........................     30
 6.07 Absence of Undisclosed Liabilities............................     30
 6.08 Legal Proceedings.............................................     30
 6.09 Compliance with Laws and Orders...............................     30
 6.10 Material Contracts............................................     31
 6.11 Employee Benefit Plans........................................     31
 6.12 Labor Matters.................................................     32
 6.13 Title to Parent Station Assets; Entire Business...............     32
 6.14 Condition of Parent Station Assets............................     32
 6.15 Environmental Matters.........................................     32
 6.16 Intangible Property...........................................     33

                                  ARTICLE VII.

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

 7.01 Conduct of Business by Company................................     33
 7.02 Conduct of Parent Station Business by Parent..................     34

                                 ARTICLE VIII.

                             ADDITIONAL AGREEMENTS

 8.01 No Solicitations..............................................     36
 8.02 Advice of Changes ............................................     37
 8.03 Access to Information; Audited Financial Statements;
       Confidentiality..............................................     37
 8.04 Registration Statement........................................     38
 8.05 Approval of Stockholders and Board Recommendation.............     39
 8.06 Regulatory and Other Approvals................................     39
 8.07 Tax Matters...................................................     40
 8.08 Affiliate Letters; Resales....................................     40
 8.09 Governance....................................................     41
 8.10 Directors' and Officers' Indemnification and Insurance........     41
 8.11 Expenses......................................................     41
 8.12 Brokers or Finders............................................     42
 8.13 Fulfillment of Conditions.....................................     42

                                                                      PAGE NO.
                                                                      --------
 8.14  Indemnification..............................................     42
 8.15  Cross-Ownership..............................................     42
 8.16  Purchase of Common Stock.....................................     43

                                  ARTICLE IX.

                                   CONDITIONS

 9.01  Conditions to Each Party's Obligation to Effect the
        Contribution and the Merger.................................     43
 9.02  Conditions to Obligation of Parent, Merger Sub and Cash Sub
        to Effect the Contribution and the Merger...................     44
 9.03  Conditions to Obligation of the Company to Effect the
        Merger......................................................     45

                                   ARTICLE X.

                       TERMINATION, AMENDMENT AND WAIVER

 10.01 Termination..................................................     46
 10.02 Effect of Termination and Abandonment........................     47
 10.03 Amendment....................................................     47
 10.04 Waiver.......................................................     47

                                  ARTICLE XI.

                               GENERAL PROVISIONS

 11.01 Non-Survival of Representations, Warranties, Covenants and
        Agreements..................................................     47
 11.02 Certain Definitions..........................................     48
 11.03 Notices......................................................     55
 11.04 Entire Agreement.............................................     56
 11.05 Public Announcements.........................................     56
 11.06 No Third Party Beneficiary...................................     56
 11.07 No Assignment; Binding Effect................................     56
 11.08 Headings.....................................................     56
 11.09 Invalid Provisions...........................................     56
 11.10 Governing Law................................................     56
 11.11 Counterparts.................................................     56

                                    EXHIBITS

 Exhibit A          Form of Restated Charter
 Exhibit B          Form of Registration Rights Agreement
 Exhibit 1.05       Directors and Officers of the Surviving Corporation
 Exhibit 8.08       Form of Affiliate Letter
 Exhibit 9.01(i)    Terms of Management Contract, TV Option Contract, and
                     Radio Facilities Lease
 Exhibit 9.02(f)    Form of Tax Sharing Agreement
 Exhibit 9.02(g)    Form of License Agreement
                    List of Persons Delivering Management Transfer
 Exhibit 9.02(h)(A)  Restriction Agreements
 Exhibit 9.02(h)(B) Form of Management Transfer Restriction Agreement

  This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER dated as of March 26, 1997, is made and entered into by and among The Hearst Corporation, a Delaware corporation ("Parent"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Cash Sub"), and Argyle Television, Inc., a Delaware corporation (the "Company").

  WHEREAS, Parent is engaged in the business of owning and operating the following television broadcast stations: KMBC-TV in Kansas City, Missouri, WBAL-TV in Baltimore, Maryland, WCVB-TV in Boston, Massachusetts, WDTN-TV in Dayton, Ohio, WISN-TV in Milwaukee, Wisconsin, and WTAE-TV in Pittsburgh, Pennsylvania (collectively, the "Parent Stations");

  WHEREAS, the Company is engaged in the business of owning and operating the following television broadcast stations: WLWT-TV in Cincinnati, Ohio, KOCO-TV in Oklahoma City, Oklahoma, WNAC-TV in Providence, Rhode Island, KITV-TV in Honolulu, Hawaii, WAPT-TV in Jackson, Mississippi, KHBS-TV in Ft. Smith, Arkansas, and KHOG-TV in Fayetteville, Arkansas (collectively, the "Company Stations");

  WHEREAS, the Board of Directors of the Company has approved and determined it advisable that the Company adopt certain amendments to the Company's Certificate of Incorporation and a restatement of such Certificate of Incorporation reflecting such amendments, in the form attached hereto as Exhibit A (the "Restated Charter"), which Restated Charter shall be in effect immediately prior to the consummation of the Merger described below;

  WHEREAS, the Boards of Directors of Parent, Cash Sub, Merger Sub and the Company each have approved the execution and delivery of this Agreement and have determined, as applicable, that it is advisable and in the best interests of their respective stockholders for (i) Parent to contribute, or cause to be contributed, to the Company certain of the assets and liabilities of the Parent Stations in exchange for shares of Company Series B Common Stock (as hereinafter defined), (ii) Cash Sub to contribute to the Company the Contributed Cash and the Bridge Debt (each as hereinafter defined) in exchange for one (1) share of Company Series B Common Stock, (iii) the Company to contribute the assets and liabilities of the Parent Stations to one or more direct or indirect wholly-owned subsidiaries of the Company (collectively, the "Broadcast Subsidiaries"), and (iv) Merger Sub to merge with and into the Company, as a result of which the Company shall be the surviving corporation (the "Merger");

  WHEREAS, for federal income tax purposes, it is intended that the Contribution (as hereinafter defined) will qualify as a tax-free exchange under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a redemption under the provisions of Section 302 of the Code with respect to those stockholders of the Company who receive cash pursuant to the Merger;

  WHEREAS, Argyle Television Investors, L.P. (together with any successor partnership, "ATILP") is the holder of 6,600,000 shares of the Series C Common Stock of the Company, par value $.01 per share ("Existing Series C Common Stock"); Television Investment Partners L.P. ("TIP") is the holder of 700,000 shares of Existing Series C Common Stock; Argyle Television Partners, L.P. ("ATP") is the holder of 36,000 shares of the Series B Common Stock of the Company, par value $.01 per share ("Existing Series B Common Stock"); and Robin (a/k/a Robert) Hernreich ("Hernreich") is the holder of 159,358 shares of the Series A Common Stock of the Company, par value $.01 per share (the "Existing Series A Common Stock"); Argyle Foundation is the holder of 99,000 shares of Existing Series A Common Stock; and Skylark Foundation is the holder of 65,000 shares of Existing Series A Common Stock;

  WHEREAS, ATILP (and its general partner) has adopted a plan of liquidation of ATILP (the "ATILP Liquidation Plan") providing for the distribution of shares of Existing Series A Common Stock (into which shares of Existing Series C Common Stock held by ATILP will be converted pursuant to the Voting Agreements described below) to the partners of ATILP in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of ATILP;

  WHEREAS, TIP (and its general partner) has adopted a plan of liquidation of TIP (the "TIP Liquidation Plan") providing for the distribution of shares of Existing Series A Common Stock (into which shares of Existing Series C Common Stock will be converted pursuant to the Voting Agreements described below) to the partners of TIP in accordance with the terms of the Amended and Restated Agreement of Limited Partnership of TIP;

  WHEREAS, ATP (and its general partner) has adopted a plan of liquidation of ATP (the "ATP Liquidation Plan") providing for the distribution to the partners of ATP in accordance with the terms of the Agreement of Limited Partnership of ATP, as amended, of (i) 36,000 shares of Existing Series B Common Stock and (ii) Existing Series A Common Stock which will be received by ATP upon its receipt of liquidating distributions from ATILP, TIP and ATI General Partner, L.P. ("ATIGP");

  WHEREAS, ATIGP (and its general partner) has adopted a plan of liquidation of ATIGP (the "ATIGP Liquidation Plan") providing for the distribution to the partners of ATIGP in accordance with the terms of the ATIGP partnership agreement of Existing Series A Common Stock which will be received by ATIGP upon its receipt of a liquidating distribution from ATILP;

  WHEREAS, although ATILP, TIP, ATP and ATIGP respectively, desire to effectuate the ATILP Liquidation Plan, the TIP Liquidation Plan, the ATP Liquidation Plan and the ATIGP Liquidation Plan as soon as practicable, Parent, Merger Sub and Cash Sub are unwilling to enter into this Agreement unless each of ATILP, TIP, ATP, Hernreich, Argyle Foundation and Skylark Foundation concurrently with the execution and delivery of this Agreement, enter into agreements (the "Voting Agreements") pursuant to which, subject to the terms thereof, (i) each of ATILP and TIP agrees to convert all of the shares of Existing Series C Common Stock held by it into shares of the Existing Series A Common Stock into which such shares of Existing Series C Common Stock are convertible, and (ii) each of ATILP and TIP agreesto vote such shares of Existing Series A Common Stock held by it, ATP agrees to vote all shares of Existing Series B Common Stock held by it, and each of Hernreich, Argyle Foundation and Skylark Foundation agrees to vote all shares of Existing Series A Common Stock held by each of them, in favor of the Restated Charter and the Merger; and the Board of Directors of the Company has approved the execution and delivery of the Voting Agreements;

  WHEREAS, on behalf of the partners of ATILP, TIP, and ATP, each of ATILP, TIP and ATP have agreed pursuant to the Voting Agreements that they will not effectuate the ATILP Liquidation Plan, the TIP Liquidation Plan or the ATP Liquidation Plan until the day immediately following stockholder approval;

  WHEREAS, upon consummation of the Merger, the Company intends to enter into a Registration Rights Agreement with certain holders described therein in substantially the form attached hereto as Exhibit B (the "Registration Rights Agreement");

  WHEREAS, certain capitalized terms used herein have the meanings ascribed to such terms in Section 11.02; and

  WHEREAS, the parties hereto have determined to amend certain provisions of this Agreement and to amend and restate this Agreement in accordance herewith.

  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                  ARTICLE I.

                                  THE MERGER

  1.01 The Merger. At the Effective Time (as defined in Section 1.02), upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). The Company shall be the surviving corporation in the Merger (the "Surviving Corporation"). Merger Sub and the Company are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or cancelled in the manner provided in Article III.

  1.02 Effective Time. At the Closing (as defined in Section 1.03), a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware (the "Secretary of State") for filing, as provided in Section 251 of the DGCL, on, or as soon as practicable after, the Closing Date (as defined in Section 1.03). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State or, if the Certificate of Merger specifies a subsequent time for effectiveness, then at such specified time (the date and time of such filing or as specified in the Certificate of Merger being referred to herein as the "Effective Time").

  1.03 Closing. The closing of the Merger (the "Closing") will take place at the offices of Rogers & Wells, 200 Park Avenue, New York, New York 10166, or at such other place as the parties hereto mutually agree, on a date and at a time to be specified by the parties, which shall in no event be later than 10:00 a.m., local time, on the third Business Day after the conditions set forth in Article IX have been satisfied or, if permissible, waived in accordance with this Agreement, or on such other date as the parties hereto mutually agree (the "Closing Date"). At the Closing there shall be delivered to Parent and the Company the certificates and other documents and instruments required to be delivered under Article IX or under other provisions of this Agreement.

  1.04 Certificate of Incorporation and Bylaws of the Surviving
Corporation. At the Effective Time, (i) the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time (as amended and restated, as provided in Section 2.01) shall be the Certificate of Incorporation of the Surviving Corporation, except that Article "One" of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the Corporation is Hearst-Argyle Television, Inc.," and (ii) the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, except that the Bylaws shall be amended such that Section 2 of Article III thereof shall be amended and restated in its entirety to read as follows until thereafter amended as provided by law:

    Section 2. Number of Directors. Effective upon the merger of HAT Merger Sub, Inc. with and into the corporation, the number of directors shall be eleven (11); thereafter, the number of directors shall consist of no fewer than seven (7) members and no more than fifteen (15) members as determined from time to time in accordance with these Bylaws by resolution of the Board of Directors, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

  1.05 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors and officers of the Surviving Corporation shall be the persons set forth on Exhibit 1.05 hereto, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  1.06 Effects of the Merger. Subject to the provisions of this Agreement, the effects of the Merger shall be as provided in the applicable provisions of the DGCL.

  1.07 Further Assurances. Each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other transactions and purposes of this Agreement.

                                  ARTICLE II.

                        CERTAIN PRE-MERGER TRANSACTIONS

  2.01 Restated Charter. At the Closing but prior to the Effective Time, the Company shall duly execute and file the Restated Charter with the Secretary of State, as provided in Section 245 of the DGCL, so that the Restated Charter shall be in effect and operative as the Certificate of Incorporation of the Company at the Effective Time (the date and time of such Restated Charter filing being referred to herein as the "Amendment Time").

  2.02 Contribution of Contributed Cash and Parent Station Assets; Assumption of Bridge Debt, Private Placement Debt and Parent Station Liabilities.

  (a) Contribution of Contributed Cash and Parent Station Assets. Upon the terms and subject to the conditions of this Agreement (and except as contemplated by Section 8.15), at the Closing and immediately prior to the Merger but after the Amendment Time, (x) Cash Sub shall contribute, transfer, assign, convey and deliver to the Company, and the Company shall receive, acquire and accept from Cash Sub, cash in the amount of Two Hundred Million and Twenty-Six Dollars and Fifty Cents ($200,000,026.50) (the "Contributed Cash") and (y) Parent shall contribute, transfer, assign, convey and deliver to the Company and immediately following such transactions the Company shall contribute, transfer, assign, convey and deliver to the Broadcast Subsidiaries, and the Company shall receive, acquire and accept from Parent, and thereupon the Company shall cause the Broadcast Subsidiaries to receive, acquire and accept from the Company, all of Parent's right, title and interest in and to all of the assets, properties and rights of Parent owned or used by Parent solely in the conduct of the business and operations of the Parent Stations and of Hearst Broadcasting Productions (collectively, the "Parent Station Business"), of every type and description, real, personal and mixed, tangible and intangible, wherever located, as and to the extent existing at the time of the Contribution, other than those assets, properties and rights which are specifically excluded pursuant to Section 2.02(b) (the assets, properties and rights described in this clause (y) are hereinafter collectively referred to as the "Parent Station Assets"). The contribution by Cash Sub to the Company of the Contributed Cash and the contribution by Parent to the Company of the Parent Station Assets is hereinafter referred to collectively as the "Contribution.") Without limitation of the foregoing, but except as specifically excluded pursuant to Section 2.02(b), the Parent Station Assets shall include the following as and to the extent existing at the time of the Contribution:

  (i) Tangible Personal Property. All equipment, machinery, vehicles, furniture, fixtures, transmitters, transmitting towers, antennae, computer hardware and software, office materials and supplies, spare parts and other tangible personal property of every kind and description, owned, leased, used or held for use by Parent and which relate solely to the conduct of the Parent Station Business, and any additions, improvements, replacements and alterations thereto ("Parent Station Tangible Property");

  (ii) Owned Real Property. All real property described in Section 2.02(a)(ii) of the Parent Disclosure Letter (as hereinafter defined), together with all easements, licenses and other interests and rights arising out of the ownership thereof or appurtenant thereto, and all buildings, transmitters, towers and antennae, fixtures and improvements thereon;

  (iii) Real Property Leases. The leases or subleases of real property, buildings, transmitters, tower and antennae as to which Parent is the lessor/sublessor or lessee/sublessee set forth in Section 2.02(a)(iii) of the Parent Disclosure Letter, together with any options to purchase the underlying property and leasehold improvements thereon, to which Parent is a party or by which the Parent Station Business is bound, and which relate solely to the conduct of the Parent Station Business (the "Parent Station Leases");

  (iv) Contracts. All contracts and other agreements (other than the Parent Station Leases), to which Parent is a party or by which the Parent Station Business is bound, and which relate solely to the conduct of the Parent Station Business, including, but not limited to, all orders and agreements for the sale of advertising, program agreements, network affiliation agreements and employment contracts with television talent, all leases of Parent Station Tangible Property as to which Parent is the lessor/sublessor or lessee/sublessee together with any options to purchase the underlying property (the "Parent Station Contracts");

  (v) Permits. To the extent transferable under applicable law, all franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights and applications for any of the foregoing and which relate solely to the conduct of the Parent Station Business, including but not limited to FCC Licenses ("Parent Station Permits");

  (vi) Accounts Receivable. All trade accounts receivable and all notes, bonds and other evidences of indebtedness of and rights to receive payments arising out of sales occurring in the conduct of the Parent Station Business and the security agreements related thereto, including any rights of Parent with respect to any third party collection procedures which have been commenced in connection therewith, to the extent related solely to the conduct of the Parent Station Business;

  (vii) Prepaid Expenses. All prepaid expenses relating solely to the conduct of the Parent Station Business;

  (viii) Security Deposits. All security deposits deposited or made by Parent and which relate solely to the Parent Station Assets (including but not limited to those made as lessee or sublessee under any of the Parent Station Leases and Parent Station Contracts);

  (ix) Intangible Property. All patents and applications therefor, copyrights and applications therefor (including rights to renew), trademarks and applications therefor, trade names and applications therefor, service marks and applications therefor, computer software and television station call letters ("Intangible Property") which relate solely to the Parent Station Business;

  (x) Books and Records. All general, financial and personnel records, correspondence and other files and records, including all FCC logs and other records, of Parent pertaining solely to the conduct of the Parent Station Business; and

  (xi) Goodwill. All of Parent's goodwill in the Parent Station Business;

  (b) Excluded Assets. Any provision of this Agreement to the contrary notwithstanding, the Company shall not acquire from Parent and there shall be excluded from the Parent Station Assets the following (the "Parent Station Excluded Assets"):

  (i) Cash. All cash, marketable securities, commercial paper, certificates of deposit and other bank deposits, treasury bills and other cash equivalents (the "Excluded Cash");

  (ii) Bank Accounts. All rights with respect to bank accounts;

  (iii) Radio Assets. All assets, properties and rights of Parent owned, used or held for the use by Parent in the ownership or operation of radio broadcast stations (the "Radio Assets");

  (iv) Tax Refunds. All rights of Parent with respect to any federal, state, local or foreign income, franchise, excise, stamp, real property, personal property, sales, use, customs, transfer, gains or value added tax, tariff, import, fee, duty, levy or other governmental charge (collectively, "Taxes") incurred by Parent in the conduct of the Parent Station Business or with respect to the Parent Station Assets before the Contribution (collectively, "Tax Refunds"), other than any Tax Refunds attributable to Taxes accrued for on the Parent Station Balance Sheet;

  (v) Florida Station. All assets, properties and rights of Parent owned, used or held for use by Parent and/or WWWB-TV Company solely in the ownership or operation of the WWWB-TV (Tampa, Florida) television broadcast station (the "Florida Station Assets");

  (vi) Missouri LMA. The local marketing agreement of Parent with respect to the operations of KCWB-TV (Kansas City, Missouri), including all assets, properties and rights of Parent with respect thereto (the "Missouri LMA");

  (vii) Intercompany Accounts. All rights with respect to any obligations of Parent, any Affiliate of Parent or any director or officer of Parent or of any Affiliate of Parent;

  (viii)Certain Names. All rights to use the corporate names, logos, trademarks or tradenames set forth in Section 2.02(b) of the Parent Disclosure Letter or any derivatives or variances thereof, including but not limited to the name "Hearst,", "The Hearst Corporation," or any derivatives or variances thereof;

  (ix) Insurance. All insurance policies and all rights of every nature and description under or arising out of such policies, except as provided in Section 2.02(g) of this Agreement;

  (x) Certain Programs. All rights to the television program "Rebecca's Garden"; and

  (xi) Other Matters. All rights of Parent under this Agreement and the agreements and instruments delivered to Parent by the Company or the Broadcast Subsidiaries pursuant to this Agreement and all other assets, properties and rights of Parent which are not owned or used by Parent solely in the conduct of the Parent Station Business.

  (c) Assumption of Bridge Debt, Private Placement Debt and Parent Station Liabilities. Subject to the terms set forth in this Agreement and except as provided in Section 2.02(d), in consideration for the Contribution and simultaneously therewith, (x) the Company shall assume and thereafter pay, perform and discharge when due: (i) the Bridge Debt, (ii) the Private Placement Debt and (iii) any and all obligations and liabilities of Parent to the extent related to the Parent Station Business, whether fixed, contingent, choate, inchoate or otherwise, as and to the extent existing at the time of the Contribution other than the Parent Station Excluded Liabilities (as defined below) (the "Parent Station Assumed Liabilities"), and (y) immediately following such transactions the Company shall cause the Broadcast Subsidiaries to assume and thereafter pay, perform and discharge when due the Private Placement Debt and the Parent Station Assumed Liabilities. Without limitation of the foregoing, but except as provided in Section 2.02(d) and Section 2.02(f), the Parent Station Assumed Liabilities shall include the following as and to the extent existing at the time of the Contribution:

  (i) Balance Sheet Liabilities. All liabilities set forth on the balance sheet of the Parent Station Business as of December 31, 1996 referred to in Section 6.05;

  (ii) Obligations Under Leases, Contracts and Permits. All liabilities and obligations of Parent under any Parent Station Leases, Parent Station Contracts and Parent Station Permits;

  (iii) Employees. All liabilities and obligations of Parent relating to the Parent Station Employees (as defined below);

  (d) Liabilities Not Assumed. Anything contained in this Agreement to the contrary notwithstanding, the Company shall not assume and there shall be excluded from the Parent Station Assumed Liabilities the following obligations and liabilities of Parent (collectively, the "Parent Station Excluded Liabilities"):

  (i) Non-Trade Indebtedness. All liabilities under any bonds, notes, debentures or similar instruments, any indebtedness for borrowed money or any guarantees thereof other than the Private Placement Debt;

  (ii) Tax Liabilities. Any liabilities for Taxes incurred by Parent in the conduct of the Parent Station Business or with respect to the Parent Station Assets before the Contribution, except to the extent accrued for on the Parent Station Balance Sheet or as provided in Section 8.11;

  (iii) Parent Station Employee Benefit Plans. All liabilities and obligations (x) of Parent under the Parent Station Employee Benefit Plans, other than collective bargaining agreements and employment agreements with respect to Parent Station Employees, (y) to employees of Parent who are not Parent Station Employees (as hereinafter defined), and (z) under the employment agreements set forth in
        Section 2.02(d)(iii) of the Parent Disclosure Letter;

  (iv) Intercompany Accounts. All liabilities to Parent or any affiliate of Parent (other than amounts owed to Parent Station Employees);

  (v) Excluded Assets. All liabilities or obligations to the extent relating to the acquisition, ownership, operations or use of any of the Parent Station Excluded Assets.

Parent shall pay, perform and discharge in a timely manner or shall make adequate provision for all of the Parent Station Excluded Liabilities; provided, however, that Parent may contest, in good faith, any claim of liability asserted by a third party in respect thereof.

  (e) Nonassignable Parent Station Contracts and Parent Station Permits. To the extent that transfer and assignment hereunder by Parent to the Company or by the Company to the Broadcast Subsidiaries of any Parent Station Lease, Parent Station Contract or Parent Station Permit is not permitted or is not permitted without the consent of any third party, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. Parent will use commercially reasonable efforts to obtain any and all such third party consents; provided, however, that except as otherwise provided in Section 8.06, Parent shall not be required to pay or incur any cost or expense to obtain any third party consent which Parent is not otherwise required to pay or incur in accordance with the terms of the applicable Parent Station Lease, Parent Station Contract or Parent Station Permit. If any such third party consent is not obtained before the transfer of the Parent Station Business contemplated by this Section 2.02, Parent will cooperate with the Company, at its expense, in any reasonable arrangement designed to thereafter provide to the Broadcast Subsidiaries the benefits under the applicable Parent Station Lease, Parent Station Contract or Parent Station Permit.

  (f) Parent Station Employees. Effective upon the Contribution, all employees of Parent employed in the Parent Station Business, except those employees identified in Section 2.02(f) of the Parent Disclosure Letter, shall become employees (the "Parent Station Employees") of the Company or one or more of the Broadcast Subsidiaries at the Closing and simultaneous with the Contribution.

  (g) Risk of Loss. The risk of loss or damage to any of the Parent Station Assets to be contributed by Parent to the Company and by the Company to the Broadcast Subsidiaries shall be on Parent prior to the Closing and thereafter shall be on the Company. If any of the Parent Station Assets shall suffer any material damage, destruction or loss after the date of this Agreement but before the Closing Date, and such Parent Station Asset and the related casualty are covered by any insurance policy maintained by Parent or the Parent Station Business with a third party insurer: Parent shall pay the Company at the Closing or as soon as practicable after receipt by Parent, if later than the Closing, in cash, the amount by which the proceeds from such policy in respect of such damage, destruction or loss exceed the sum of (i) any amount accrued for on the Parent Station Balance Sheet as a current liability with respect to repair, restoration or replacement related to such damage, destruction or loss and (ii) the amount by which the current assets included in the Parent Station Balance Sheet shall have been reduced by reason of any current asset so damaged, destroyed or lost.

  2.03 Issuance of Company Series B Common Stock. In exchange for the transfer of the Contributed Cash and the Parent Station Assets to the Company pursuant to Section 2.02 above, and simultaneously therewith but after the Restated Charter has been duly filed and is in effect as provided in Section 2.01, (i) the Company shall issue to Parent 38,611,000 shares of the Company Series B Common Stock and (ii) the Company shall issue to Cash Sub one share of the Company Series B Common Stock.

                                 ARTICLE III.

                             CONVERSION OF SHARES

  3.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of Merger Sub or the Company:

    (a) Capital Stock of Merger Sub. Each issued and outstanding share of the common stock, par value $.01 per share, of Merger Sub ("Merger Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of Series B Voting Common Stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Series B Common Stock"). Each certificate representing outstanding shares of Merger Sub Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Series B Common Stock.

    (b) Cancellation of Treasury Stock. Each share of Company Series A Common Stock and Company Series B Common Stock, and each share of the Company Series A Preferred Stock and Company Series B Preferred Stock that is owned by the Company as treasury stock shall be cancelled and retired and shall cease to exist and no stock of the Company or other consideration shall be delivered in exchange therefor.

    (c) Conversion of Company Common Stock. Each issued and outstanding share of Company Series B Common Stock shall be converted into and become one fully paid and nonassessable share of Surviving Corporation Series B Common Stock. Each certificate representing outstanding shares of Company Series B Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Series B Common Stock. Except as otherwise provided in Section 3.06 and subject to Section 3.01(b), at the Effective Time each issued and outstanding share of Company Series A Common Stock shall be converted into one of the following:

    (i) Each share of Company Series A Common Stock which under the terms of Section 3.03 is to be converted into the right to receive solely shares of Series A Voting Common Stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Series A Common Stock") shall be converted into the right to receive one share of Surviving Corporation Series A Common Stock (the "Stock Consideration");

    (ii) Each share of Company Series A Common Stock which under the terms of Section 3.03 is to be converted into the right to receive solely cash shall be converted into the right to receive cash, without interest, in an amount equal to $26.50 (the "Cash Consideration"); and

    (iii) Each share of Company Series A Common Stock which under the terms of Section 3.03 is to be converted into the right to receive a combination of shares of Surviving Corporation Series A Common Stock and cash, shall be converted into the right to receive 0.50 shares of Surviving Corporation Series A Common Stock and $13.25 in cash, without interest (the "Mixed Consideration").

    (d) Conversion of Company Preferred Stock. Except as otherwise provided in Section 3.06 and subject to Section 3.01(b), at the Effective Time each issued and outstanding share of Company Series A Preferred Stock shall be converted into one share of the Surviving Corporation's Series A Voting Preferred Stock, par value $.01 per share (the "Surviving Corporation Series A Preferred Stock"), and each issued and outstanding share of Company Series B Preferred Stock shall be converted into one share of the Surviving Corporation's Series B Voting Preferred Stock, par value $.01 per share (the "Surviving Corporation Series B Preferred Stock"). Each certificate representing outstanding shares of Company Series A Preferred Stock or shares of Company Series B Preferred Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Series A Preferred Stock or Surviving Corporation Series B Preferred Stock, as the case may be.

    (e) Company Options. Each option or similar right to purchase shares of Company Series A Common Stock which is outstanding at the Effective Time (each such option, as it relates to each such share, being referred to herein as a "Company Option") shall be cancelled, by virtue of the Merger and without further action by the Company or the holder of a Company Option, without consideration except as provided in this Section 3.01(e). Each person shown on the books of the Company to be a holder of a Company Option, whether or not immediately exercisable, shall be entitled to receive subject to and in accordance with the terms of Section 3.03, as soon as practicable after the Effective Time, at such holder's election, one of the following:

    (i) an option to purchase shares of Surviving Corporation Series A Common Stock ("Surviving Corporation Options"), into which the Company Options shall be converted and assumed by the Surviving Corporation. Each Surviving Corporation Option shall be fully vested and shall otherwise be exercisable upon the same terms and conditions as set forth in the option agreement respecting the Company Option converted into such Surviving Corporation Option (an "Option Rollover"); or

    (ii) a number of shares of Surviving Corporation Series A Common Stock ("Option Stock") equal to (x) the number of shares of Company Series A Common Stock underlying such Company Option multiplied by
         (y) a fraction, of which the numerator is the amount by which the Cash Consideration exceeds the per share exercise or purchase price provided under such Company Option and the denominator is an amount equal to the Cash Consideration; or

    (iii) cash ("Option Cash") in an amount equal to (x) the Cash
          Consideration multiplied by (y) the number of shares of Option Stock which such holder would be entitled to receive pursuant to paragraph (ii) above; or

    (iv) the sum of (A) a number of shares of Surviving Corporation Series A Common Stock equal to (x) the number of shares of Option Stock which such holder would be entitled to receive pursuant to paragraph (ii) above multiplied by (y) 50%, plus (B) cash in an amount equal to (x) the Cash Consideration multiplied by (y) the number of shares by which the Option Stock which such holder would be entitled to receive pursuant to paragraph (ii) above exceeds the number of shares of Surviving Corporation Series A Common Stock which such holder is entitled to receive pursuant to this paragraph (iv) (the "Option Mixed Consideration").

  Except as permitted by the terms of this Agreement or as otherwise agreed to by the parties, the Company shall use reasonable efforts to ensure that no person shall have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement with respect to, including any right to acquire, equity securities of the Surviving Corporation following the Effective Time.

  (f) Per Share Amount. The applicable consideration into which each share of any class or series of the capital stock of the Company shall be converted pursuant to Section 3.01(c) or 3.01(d) above shall be hereinafter referred to, collectively and individually, as the "Per Share Amount".

  3.02 Election Procedures.

  (a) Company Common Stock. Each holder of Company Series A Common Stock (other than holders of Company Series A Common Stock to be cancelled as set forth in Section 3.01(b)) shall have the right to choose to receive (subject to the allocation and proration procedures set forth below) one of the following in exchange for each share of such holder's Company Series A Common Stock in the Merger:

  (i) only cash (a "Cash Election");

  (ii) only shares of Surviving Corporation Series A Common Stock (a "Stock Election"); or

  (iii) the Mixed Consideration (a "Mixed Election").

As used herein, the term "Election" shall refer to either a Cash Election, a Stock Election or a Mixed Election.

  (b) Company Options. Each holder of a Company Option shall have the right to choose to receive (subject to the allocation and proration procedures set forth below) one of the following in exchange for cancellation of such holder's Company Option in the Merger:

  (i) an Option Rollover (a "Rollover Election");

  (ii) only Option Cash (an "Option Cash Election");

  (iii) only Option Stock (an "Option Stock Election"); or

  (iv) the Option Mixed Consideration (an "Option Mixed Election").

As used herein, the term "Option Election" shall refer to either a Rollover Election, an Option Cash Election, an Option Stock Election or an Option Mixed Election.

  (c) Parent and the Company shall authorize one or more persons to receive Elections and to act as Exchange Agent hereunder (the "Exchange Agent") pursuant to an agreement or agreements satisfactory to Parent and the Company.

  (d) Parent and the Company shall prepare a form (the "Form of Election")
(i)pursuant to which each holder of record (other than Parent and Cash Sub) of Company Series A Common Stock may make an Election with respect to each share of Company Series A Common Stock and (ii)which will include as part of such form a letter of transmittal for surrender of certificates therewith representing shares of such holder's Series A Common Stock (which shall specify that delivery shall be effective, and risk of loss and title to such certificates shall pass, only upon delivery of such certificates to the Exchange Agent), and instructions for use in effecting the surrender of such certificates. The Form of Election shall be mailed to stockholders of record of the Company as of the record date for the Company Stockholders' Meeting contemplated by Section 8.05 (and shall accompany the Proxy Statement/Prospectus referred to in Section 8.04). Parent and the Company also shall prepare a form pursuant to which each holder of a Company Option may make an Option Election and which shall be provided to each person shown on the books of the Company to be a holder of a Company Option (the "Option Election Form").

  (e) The Company will use its best efforts to make the Form of Election (accompanied by the Proxy Statement/Prospectus) available to all persons who become Company stockholders of record during the period between such record date and the Business Day immediately prior to the Election Date (including those partners of ATILP, TIP, and ATP and ATIGP to whom shares of Existing Series A Common Stock or Existing Series B Common Stock have been distributed pursuant to the Liquidation Plans). As used herein, "Election Date" means a date mutually agreed upon by Parent and the Company and announced by the Company, in a news release delivered to the Dow Jones News Service or otherwise publicly announced by the Company, as the last day on which Forms of Election will be accepted, provided, however, that such day shall be a Business Day no earlier than 20 Business Days prior to the Effective Time and no later than the date of the Company Stockholders' Meeting (as defined in Section 8.05).

  (f) Any Election shall have been properly made only if the Exchange Agent at its office designated in the Form of Election shall have received in the city in which, for purposes of this Agreement, such Exchange Agent is located, by 5:00 p.m. local time on the Election Date (the "Election Deadline"), a Form of Election properly completed and signed. Any Election relating to shares of Company Series A Common Stock with respect to which the holder thereof has filed and not withdrawn as of the Effective Time a written demand for payment of the fair value of Company Series A Common Stock in accordance with the provisions of Section 3.06 hereof shall be deemed to have been automatically revoked as of the Election Date.

  (g) Holders of record of shares of Company Series A Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Holder Representative") may submit multiple Forms of Election, provided that such Holder Representative certifies that each such Form of Election covers all the shares of Company Series A Common Stock held by each Holder Representative for a particular beneficial owner.

  (h) Any holder of Company Series A Common Stock at any time prior to the Election Deadline may change his Election by written notice received by the Exchange Agent at or prior to the Election Deadline accompanied by a properly completed, revised Form of Election.

  (i) Any holder of Company Series A Common Stock at any time prior to the Election Deadline may revoke his Election by written notice received by the Exchange Agent at or prior to the Election Deadline.

  (j) The Company and Parent shall have the right to make rules not inconsistent with the terms of this Agreement governing the validity of the Forms of Election and the Option Election Forms, the manner and extent to which Elections and Option Elections are to be taken into account in making the determinations prescribed by this Article III, the issuance and delivery of certificates for Surviving Corporation Series A Common Stock into which Company Series A Common Stock and Company Options are converted in the Merger and the payment for shares of Company Series A Common Stock and Company Options converted into the right to receive cash in the Merger. All such rules and determinations thereunder shall be final and binding on all holders of shares of Company Series A Common Stock and all holders of Company Options.

  3.03 Selection of Company Common Stock and Company Options. The manner in which each share of Company Series A Common Stock (other than shares of Company Series A Common Stock to be cancelled as set forth in Section 3.01(b)) and each Company Option shall be converted at the Effective Time into cash or Surviving Corporation Series A Common Stock shall be as set forth below in this Section 3.03:

    (a) As is more fully set forth below, the number of shares of Company Series A Common Stock and Company Options to be converted into the right to receive cash in the Merger pursuant to this Agreement (the "Cash Conversion Number") shall not exceed the amount which is equal as nearly as practicable to 6,025,319 shares. The number of shares of Company Series A Common Stock and Company Options to be converted into Surviving Corporation Series A Common Stock in the Merger pursuant to this Agreement (the "Stock Conversion Number") shall not exceed the amount which is equal as nearly as practicable to 8,277,054 shares.

    (b) If the sum of (i) the aggregate number of shares of Company Series A Common Stock covered by effective Cash Elections (the "Cash Election Shares"), (ii) the aggregate number of such shares covered by Mixed Elections (the "Mixed Election Shares") to be acquired for cash (determined by multiplying the number of Mixed Election Shares by 50%) (such number of shares referred to as the "Mixed Election Cash Shares"), (iii) the aggregate number of shares of Company Series A Common Stock calculated pursuant to Section 3.01(e)(iii) with respect to Company Options covered by Option Cash Elections (the "Option Cash Shares") and (iv) the aggregate number of shares of Company Series A Common Stock calculated pursuant to
  Section 3.01(e)(iv) with respect to Company Options covered by Option Mixed Elections to be cancelled for cash (the "Mixed Option Cash Shares") exceeds the Cash Conversion Number, then (i) each share of Company Series A Common Stock for which a Stock Election has been made, each Company Option for which an Option Stock Election has been made, and each Non-Electing Company Common Share (as defined in Section 3.03(h)), shall be converted into a right to receive Surviving Corporation Series A Common Stock in the Merger,
  (ii) each share of Company Series A Common Stock for which a Mixed Election has been made and each Common Option for which an Option Mixed Election has been made shall be converted into the right to receive the Mixed Consideration or the Option Mixed Consideration, respectively, in the Merger, and (iii) each share of Company Series A Common Stock for which a Cash Election has been made and each Company Option for which an Option Cash Election has been made shall be converted into a right to receive cash or Surviving Corporation Series A Common Stock in the following manner:

    (i) A cash proration factor (the "Cash Proration Factor") shall be determined by dividing (i) the Cash Conversion Number minus the sum of (A) the number of Mixed Election Cash Shares and (B) the number of Mixed Option Cash Shares, by (ii) the sum of (A) the total number of Cash Election Shares and (B) the total number of Option Cash Shares;

    (ii) The number of shares of Company Series A Common Stock covered by each Cash Election to be converted into the right to receive cash shall be determined by multiplying the Cash Proration Factor by the total number of shares of Company Series A Common Stock covered by such Cash Election, rounded to the next higher integer;

    (iii) The number of Company Options covered by each Option Cash Election to be converted into the right to receive cash shall be determined by multiplying the Cash Proration Factor by the total number of Company Options covered by such Option Cash Election, rounded to the next higher integer; and

    (iv) Each share of Company Series A Common Stock covered by a Cash Election and each Company Option covered by an Option Cash Election which in each case are not converted into a right to receive cash as set forth above shall be converted into the right to receive shares of Surviving Corporation Series A Common Stock in the Merger.

    (c) If the sum of (i) the aggregate number of shares of Company Series A Common Stock covered by effective Stock Elections (the "Stock Election Shares"), (ii) the aggregate number of Mixed Election Shares to be acquired for stock (determined by multiplying the number of Mixed Election Shares by 50%) (such number of shares referred to as the "Mixed Election Stock Shares"), (iii) the aggregate number of shares of Company Series A Common Stock calculated pursuant to Section 3.01(e)(ii) with respect to Company Options covered by Option Stock Elections (the "Option Stock Shares") and
  (iv) the aggregate number of shares of Company Series A Common Stock calculated pursuant to Section 3.01(e)(iv) with respect Company Options covered by Option Mixed Elections to be cancelled for stock (the "Mixed Option Stock Shares") exceeds the Stock Conversion Number, then (i) each share of Company Series A Common Stock for which a Cash Election has been made, each Company Option for which an Option Cash Election has been made, and each Non-Electing Company Common Share shall be converted into the right to receive cash in the Merger, (ii) each share of Company Series A Common Stock for which a Mixed Election has been made and each Company Option for which an Option Mixed Election has been made shall be converted into the right to receive the Mixed Consideration or the Option Mixed Consideration, respectively, in the Merger, and (iii) the shares of Company Series A Common Stock for which a Stock Election has been made and each Company Option for which an Option Stock Election has been made shall be converted into Surviving Corporation Series A Common Stock or the right to receive cash in the following manner:

    (i) A stock proration factor (the "Stock Proration Factor") shall be determined by dividing (i) the Stock Conversion Number minus the sum of (A) the number of Mixed Election Stock Shares and (B) the number of Mixed Option Stock Shares, by (ii) the sum of (A) the total number of Stock Election Shares and (B) the total number of Option Stock Shares;

    (ii) The number of shares of Company Series A Common Stock covered by each Stock Election to be converted into Surviving Corporation Series A Common Stock shall be determined by multiplying the Stock Proration Factor by the total number of shares of Company Series A Common Stock covered by such Stock Election, rounded to the next lower integer;

    (iii) The number of Company Options covered by each Option Stock Election to be converted into Surviving Corporation Series A Common Stock shall be determined by multiplying the Stock Proration Factor by the total number of shares of Company Series A Common Stock covered by such Option Stock Election, rounded to the next higher integer; and

    (iv) Each share of Company Series A Common Stock covered by a Stock Election and each Company Option covered by an Option Stock Election which in each case are not converted into a right to receive Surviving Corporation Series A Common Stock as set forth above shall be converted into the right to receive the cash in the Merger.

    (d) If Cash Elections and Option Cash Elections are received for a number of shares of Company Series A Common Stock which is in the aggregate equal to or less than the Cash Conversion Number, each share of Company Series A Common Stock covered by a Cash Election and each Company Option covered by an Option Cash Election shall be converted into a right to receive the Cash Consideration and the Option Cash, respectively.

    (e) If Stock Elections and Option Stock Elections are received for a number of shares of Company Series A Common Stock which is in the aggregate equal to or less than the Stock Conversion Number, each share of Company Series A Common Stock covered by a Stock Election and each Company Option covered by an Option Stock Election shall be converted into the right to receive the Stock Consideration and the Option Stock, respectively.

    (f) Each share of Company Series A Common Stock covered by a Mixed Election and each Company Option covered by an Option Mixed Election shall be converted into the right to receive the Mixed Consideration and the Option Mixed Consideration, respectively.

    (g) If Non-Electing Company Common Shares are not converted under either
  Section 3.03(b) or Section 3.03(c), the Exchange Agent shall determine by lot (or by such other method as is deemed reasonable by Parent and the Company) which of the holders of Non-Electing Company Common Shares shall receive in the Merger the right to receive cash for each Non-Electing Company Common Share held of record by such holder, provided that such selection by lot (or by such other method) will cease when the sum of shares converted in such manner, plus the total number of Cash Election Shares and Mixed Election Cash Shares for which Cash Elections and Mixed Elections have been received, is as close as is practicable to the Cash Conversion Number. Each Non-Electing Company Common Share not so converted into the right to receive cash shall be converted into Surviving Corporation Series A Common Stock in the Merger.

    (h) For the purposes of this Section 3.03, outstanding shares of Company Series A Common Stock as to which an Election is not in effect as of the Election Deadline shall be called "Non-Electing Company Common Shares." Notwithstanding anything to the contrary contained in this Agreement, an Election shall be deemed not to be in effect if a holder has not surrendered to the Exchange Agent certificates representing such holder's shares of Series A Common Stock pursuant to, and in accordance with, the Form of Election. If Parent and the Company shall determine for any reason that any Election was not properly made with respect to shares of Company Series A Common Stock, such Election shall be deemed to be not in effect and shares of Company Series A Common Stock covered by such Election shall for purposes hereof be deemed to be Non-Electing Company Common Shares.

    (i) If Parent and the Company shall determine for any reason that any Option Election was not properly made with respect to Company Options, such Option Election shall be deemed not to be in effect and instead a Rollover Election shall be deemed to have been made with respect to such Company Option.

  3.04 The Company To Make Cash and Certificates Available.

  (a) The Company shall make available to the Exchange Agent at the Effective Time, an amount in cash equal to at least One Hundred Million Dollars ($100,000,000) and such additional amount of cash to the extent necessary under this Article III to pay cash consideration to holders of the Company Series A Common Stock and Company Options. As soon as practicable after the Effective Time, the Exchange Agent shall distribute to holders of shares of Company Series A Common Stock converted into the right to receive cash pursuant to Article III, upon surrender to the Exchange Agent of one or more Certificates for cancellation, a check for an amount equal to the Cash Consideration for each share of Company Series A Common Stock so converted. In no event shall the holder of any such surrendered Certificates be entitled to receive interest on any of the funds to be received in the Merger. If such check is to be sent to a person other than the person in whose name the Certificates surrendered for exchange are registered, it shall be a condition of the exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the delivery of such check to a person other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Series A Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (b) As soon as practicable after the Effective Time, each holder of shares of Company Series A Common Stock converted into shares of Surviving Corporation Series A Common Stock pursuant to Article III upon surrender to the Exchange Agent (to the extent not previously surrendered with a Form of Election) of one or more Certificates of such shares of Company Series A Common Stock for cancellation, will be entitled to receive certificates representing the number of shares of Surviving Corporation Series A Common Stock to be issued in respect of the aggregate number of such shares of Company Series A Common Stock previously represented by the Certificates surrendered. Notwithstanding any other provision hereof, no fractional shares of Surviving Corporation Series A Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional share interests. All fractional shares of Surviving Corporation Series A

Common Stock to which a holder of Company Series A Common Stock immediately prior to the Effective Time would otherwise be entitled, at the Effective Time, shall be aggregated. If a fractional share results from such aggregation, such stockholder shall be entitled after the later of the Effective Time and the surrender of such stockholder's Certificate or Certificates which represent such shares of Company Series A Common Stock, to receive from the Surviving Corporation an amount in cash in lieu of such fractional share, based on the Cash Consideration. The Surviving Corporation will make available to the Exchange Agent, as required, without regard to any other cash being provided to the Exchange Agent, cash necessary for this purpose. Notwithstanding the foregoing, neither Parent, the Surviving Corporation, the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Series A Common Stock for any Surviving Corporation Series A Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (c) As soon as practicable after the Effective Time, the Exchange Agent shall mail upon request the Form of Election to each holder of record (other than Parent and Cash Sub) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Series A Common Stock (the "Certificates").

  (d) The cash paid and shares of Surviving Corporation Series A Common Stock issued, upon the surrender of Certificates in accordance with the terms hereof, shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of Company Series A Common Stock, as the case may be.

  3.05 Dividends. No dividends or other distributions, if any, that are declared after the Effective Time with respect to Surviving Corporation Series A Common Stock payable to holders of record thereof after the Effective Time shall be paid to the Company's stockholders entitled to receive certificates representing Surviving Corporation Series A Common Stock until such stockholders surrender their Certificates. Upon such surrender, there shall be paid to the stockholder in whose name the certificates representing such Surviving Corporation Series A Common Stock shall be issued any dividends which shall have become payable with respect to such Surviving Corporation Series A Common Stock between the Effective Time and the time of such surrender, without interest. After such surrender, there shall also be paid to the stockholder in whose name the certificates representing such Surviving Corporation Series A Common Stock shall be issued any dividend on such Surviving Corporation Series A Common Stock that shall have a record date subsequent to the Effective Time and prior to such surrender and a payment date after such surrender and such payment shall be made on such payment date. In no event shall the stockholders entitled to receive such dividends be entitled to receive interest on such dividends. All dividends or other distributions declared after the Effective Time with respect to Surviving Corporation Series A Common Stock and payable to the holders of record thereof after the Effective Time that are payable to the holders of Certificates not theretofore surrendered and exchanged for certificates representing shares of Surviving Corporation Series A Common Stock pursuant to this Section 3.05 shall be paid or delivered by the Surviving Corporation to the Exchange Agent, in trust, for the benefit of such holders. All such dividends or other distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be repaid or redelivered by the Exchange Agent to the Surviving Corporation, after which time any holder of Certificates who has not theretofore surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to the Surviving Corporation for payment or delivery of such dividends or distributions, as the case may be. Any Surviving Corporation Series A Common Stock delivered or made available to the Exchange Agent pursuant to Section
3.04 hereof and not exchanged for Certificates within one year after the Effective Time pursuant to this Section 3.05 shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article III. Notwithstanding the foregoing, neither Parent, the Surviving Corporation, the Exchange Agent nor any other party hereto shall be liable to a holder of Company Common Stock for any Surviving Corporation Series A Common Stock, or dividends or distributions thereon, delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  3.06 Dissenting Shares.

  (a) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock or Company Preferred Stock, the holder of which has not voted in favor of the Merger, has perfected such holder's right to an appraisal of such holder's shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (a "Dissenting Share"), shall not be converted into or represent a right to receive the applicable Per Share Amount, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Share held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the right to receive the applicable Per Share Amount.

  (b) The Company (or the Surviving Corporation, as the case may be) shall give Parent (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by the Company (or the Surviving Corporation, as the case may be) and
(y) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

  3.07 Electing Optionholders Supplemental Election. Notwithstanding any other provision of this Article III, an Electing Optionholder may make a supplemental election for the Option Cash Election of Section 3.01(e)(iii) not to be subject to any pro ration under Section 3.03 provided that (i) the aggregate amount of cash to be received pursuant to Section 3.03 under any
Section 3.01(c) election made by such Electing Optionholder shall be reduced by the difference between (x) the Option Cash to be received by such Electing Optionholder making this supplemental election less (y) the Option Cash that would have been received by such Electing Optionholder were such Option Cash election subject to any pro ration under Section 3.03 (with the difference of (x) minus (y) being the "Option Cash Difference"); and (ii) the number of shares of stock to be received pursuant to Section 3.03 under any Section 3.01(c) election made by such Electing Optionholder shall be increased by a number equal to the Option Cash Difference divided by $26.50. An Electing Optionholder may only make the supplemental election provided by this Section
3.07 in the event that the aggregate amount of cash that would be received pursuant to any Section 3.01(c) election by such Electing Optionholder absent a supplemental election under this Section 3.07 equals or exceeds the Option Cash Difference.

                                  ARTICLE IV.

                              CERTAIN ADJUSTMENTS

  4.01 Parent Station Business Adjustment.

  (a) As promptly as practicable, but in any event not later than sixty (60) days after the Closing Date, Parent shall cause to be prepared and delivered to the Surviving Corporation a balance sheet for the Parent Station Business as of the Closing Date (the "Parent Station Balance Sheet"), prepared in accordance with generally accepted accounting principles consistently applied ("GAAP") and in substantially the manner used to prepare the Parent Station Financial Statements (as hereinafter defined). The Parent Station Balance Sheet shall be accompanied by a statement (the "Parent Station Statement of Net Assets") setting forth the Parent Station Net Assets, which shall be calculated by reference to the Parent Station Balance Sheet.

  (b) Within thirty (30) days after delivery of the Parent Station Balance Sheet and the Parent Station Statement of Net Assets pursuant to Section 4.01(a) above, (i) Parent shall pay to the Surviving Corporation the amount, if any, by which the amount of the Parent Station Net Assets is less than Thirty Million Dollars ($30,000,000) or (ii) the Surviving Corporation shall pay to Parent the amount (the "Parent Adjustment

Amount"), if any, by which the amount of the Parent Station Net Assets exceeds Thirty Million Dollars ($30,000,000); provided, however, that Parent at its option may elect to receive in lieu of such payment from the Surviving Corporation additional shares of Surviving Corporation Series B Common Stock or any combination thereof. The number of shares of Surviving Corporation Series B Common Stock which Parent shall be entitled to receive shall be determined by dividing the Parent Adjustment Amount by $26.50. Payments, if any, by the Surviving Corporation or Parent pursuant to this subsection (b) shall be made by wire transfer of immediately available funds. It is understood and agreed that to the extent any payments are made by the Company to Parent pursuant to this subsection (b), such payments shall be deemed for tax purposes to effectively reduce the amount contributed by Parent to the Company of the Parent Station Assets.

                                  ARTICLE V.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  Except as set forth in the Company SEC Reports filed by the Company prior to the execution and delivery of this Agreement or in the disclosure letter delivered to Parent by the Company at or prior to the execution and delivery of this Agreement (the "Company Disclosure Letter"), the Company represents and warrants to Parent as follows:

  5.01 Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except (in the case of any Subsidiary) for such failures to be so organized, existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and could not be reasonably expected to have a Company Material Adverse Effect (as defined below). Each of the Company and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, (i) are not having and could not be reasonably expected to have a Company Material Adverse Effect, or (ii) could not be reasonably expected to adversely affect in any material respect the ability of the Company to perform its obligations hereunder. For purposes of this Agreement, "Company Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole. Section 5.01 of the Company Disclosure Letter sets forth the name and jurisdiction of incorporation of each Subsidiary of the Company. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. For purposes of this Agreement, "Subsidiary" means, with respect to any party, any corporation or other organization whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or voting control of, such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party.

  5.02 Capital Stock.

  (a) The authorized capital stock of the Company consists solely of (i) 50,000,000 shares of common stock, of which 35,000,000 shares are designated as Existing Series A Common Stock, 200,000 shares are designated as Existing Series B Common Stock, and 14,800,000 shares are designated as Existing Series C Common Stock and (ii) 2,000,000 shares of preferred stock, of which 12,500 shares are designated as Existing Series A Preferred Stock, and 12,500 shares are designated as Existing Series B Preferred Stock. Each share of Existing Series B Common Stock and Existing Series C Common Stock is convertible into one share of Existing Series A Common Stock. As of the date of this Agreement,
(i) 4,010,914 shares of Existing Series A Common Stock are issued and outstanding, (ii) 36,000 shares of Existing Series B Common Stock are issued and outstanding, all or which are held by ATP, (iii) 7,300,000 shares of Existing Series C Common Stock are issued and outstanding, of which 6,600,000 shares are held the ATILP and 700,000 shares are held by TIP, (iv) 10,938 shares of Existing Series A Preferred Stock are issued and outstanding; (v) 10,938 shares of Existing Series B Preferred Stock are issued and outstanding; (vi) no shares of Existing Common Stock and no shares of Existing Preferred Stock are held in the treasury of the Company; (vii) 15,312,515 shares of Existing Series A Common Stock are reserved for issuance upon conversion of the Existing Series B Common Stock, the Existing Series C Common Stock, the Existing Series A Preferred Stock and the Existing Series B Preferred Stock, and (viii) 6,000,000 shares of Existing Series A Common Stock are reserved for issuance under the Company's stock option plans (such plans having been amended prior to the Company's execution and delivery of this Agreement so that such options are not with respect to Existing Series C Common Stock). Other than as described above, there are no other shares or series of Existing Common Stock or Existing Preferred Stock issued and outstanding, held in treasury or reserved for issuance. All of the issued and outstanding shares of each series of Existing Common Stock and Existing Preferred Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. All of the shares of Company Series B Common Stock to be issued to Parent and Cash Sub pursuant to Section 2.03, when so issued, will be duly authorized, validly issued, fully paid and non-assessable. Except pursuant to this Agreement and the Voting Agreements, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, "Options"), obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of the Company or to grant, extend or enter into any Option with respect thereto.

  (b) All of the outstanding shares of capital stock of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a Subsidiary wholly owned, directly or indirectly, by the Company, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a "Lien"). There are no (i) outstanding Options obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of the Company or to grant, extend or enter into any such Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than the Company or a Subsidiary wholly owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of the Company.

  (c) There are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of any series of Company Common Stock or any capital stock of any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person.

  5.03 Authority Relative to this Agreement; Restated Charter. The Company has full corporate power and authority to enter into this Agreement and, subject only to obtaining (i) with respect to the adoption of this Agreement, and the issuance of shares of Company Series B Common Stock to Parent and Cash Sub pursuant to Section 2.03, the affirmative vote of a majority of the holders of record of the Existing Series A Common Stock and Existing Series B Common Stock, voting together as one class, and (ii) with respect to the approval of the Restated Charter (and assuming the conversion by ATI and TIP of all shares of Existing Series C Common Stock held by them into shares of Existing Series A Common Stock pursuant to the Voting Agreements), (A) the affirmative vote of two-thirds of the holders of record of the Existing Series A Common Stock and Existing Series B Common Stock, voting together as one class, (B) the affirmative vote of two-thirds of the holders of record of the Existing Series A Common Stock outstanding, voting as one class, and (C) the affirmative vote of two-thirds of the holders of record of the Existing Series B Common Stock outstanding, voting as one class (collectively, the "Company Stockholder Approval"), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The transactions contemplated by the Voting Agreements have been duly and validly approved by the Board of Directors of the Company prior to the execution and delivery of such

Voting Agreements in accordance with Section 203 of the DGCL. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby including but not limited to the adoption of the Restated Charter (including the amendments to the Company's Certificate of Incorporation reflected therein) have been duly and validly approved by the Board of Directors of the Company, the Board of Directors of the Company has declared the advisability of the Restated Charter and recommended adoption of the Restated Charter and this Agreement by the stockholders of the Company and directed that the Restated Charter and this Agreement be submitted to the stockholders of the Company for their consideration, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than obtaining the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

  5.04 Non-Contravention; Approvals and Consents.

  (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of the Company or any of its Subsidiaries, or (ii) subject to the taking of the actions and obtaining the approvals described in paragraph (b) of this Section, (x) any statute, law, rule, regulation or ordinance (together, "Laws"), or any judgment, decree, order, writ, permit or license (together, "Orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic, state, county, city or other political subdivision (a "Governmental or Regulatory Authority"), applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "Contracts") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses
(x) and (y) conflicts, violations, breaches, defaults, reimbursements, terminations, cancellations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a Company Material Adverse Effect or adversely affect in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement.

  (b) Except (i) for the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (ii) for the filing of the Proxy Statement/Prospectus (as defined in Section 8.04) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act") and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and filings on Schedules 13G or 13D by certain affiliates of the Company pursuant to the Exchange Act, and filings required to be made with the National Association of Securities Dealers, Inc., (iii) for the filing of the Restated Charter, the Certificate of Merger and other appropriate merger documents required by the DGCL with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, and (iv) filings with, and approvals or orders of the FCC as may be required under the Communications Act of 1934, as amended (the "Communications Act") and the FCC's rules and regulations ("FCC Regulations") in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (collectively, "FCC Approval"), no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority is necessary or required for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a Company Material Adverse Effect or adversely affect in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement.

  5.05 SEC Reports and Financial Statements.

  (a) The Company has filed all forms, reports, schedules, registration statements, and other documents required to be filed by it with the SEC since the date of the Company's formation (as such documents have since the time of their filing been amended or supplemented, the "Company SEC Reports"). As of their respective dates, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has delivered to Parent (and Section 5.05 of the Company Disclosure Letter includes) true, correct and complete copies of the unaudited consolidated balance sheet of the Company as of December 31, 1996 and the related unaudited statements of operations, stockholder's equity and cash flows for the year then ended (the "Unaudited 1996 Financial Statements"). The Unaudited 1996 Financial Statements and the audited consolidated financial statements and audited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (together with the Unaudited 1996 Financial Statements, the "Company Financial Statements")
(A) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Forms 10-Q and 8-K of the SEC) and (C) fairly present in all material respects (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments which are not expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries taken as a whole) the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Each Subsidiary of the Company is treated as a consolidated subsidiary of the Company in the Company Financial Statements for all periods covered thereby.

  (b) The Company has delivered to Parent (and Section 5.05 of the Company Disclosure Letter includes) true, correct and complete copies of the unaudited pro forma consolidated balance sheets of the Company as of December 31, 1995 and December 31, 1996 and the related unaudited pro forma statements of operations, stockholder's equity and cash flows for each of the years then ended, giving effect to the Gannett Exchange Transactions (the "Pro Forma Financial Statements"). The Pro Forma Financial Statements comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except as permitted by Form 8-K of the
SEC) and fairly present in all material respects the pro forma consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the pro forma consolidated results of their operations and cash flows for the periods then ended.

  5.06 Absence of Certain Changes or Events. Since December 31, 1996 there has not been any change, event or development having, or that could be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Between December 31, 1996 and the date hereof (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 7.01(b).

  5.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the consolidated balance sheet of the Company as of December 31, 1996 (or the footnotes thereto) included in the Company Financial Statements or in the Pro Forma Financial Statements, neither the Company nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice since such date, and (ii) which have not had, and could not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  5.08 Legal Proceedings. There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of the Company and its Subsidiaries, threatened against, relating to or affecting, nor to the knowledge of the Company and its Subsidiaries are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, the Company or any of its Subsidiaries or any of their respective assets and properties which, if determined adversely to the Company or any of its Subsidiaries, individually or in the aggregate, could be reasonably expected to have a Company Material Adverse Effect or adversely affect in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any Order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or could be reasonably expected to have a Company Material Adverse Effect or adversely affect in any material respect the ability of the Company to consummate the transactions contemplated by this Agreement.

  5.09 Compliance with Laws and Orders.

  (a) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals (other than FCC Licenses) of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and could not be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are not in violation of any Law or Order of any Governmental or Regulatory Authority, except for violations which, individually or in the aggregate, are not having and could not be reasonably expected to have a Company Material Adverse Effect.

  (b) Except as does not materially jeopardize the operation by the Company or applicable Subsidiary of the Company of any of the Company Stations to which FCC Licenses apply: (i) the Company and those of its Subsidiaries that are required to hold FCC Licenses, or that control FCC Licenses, to the knowledge of the Company, are qualified to hold such FCC Licenses or to control such FCC Licenses, as the case may be; (ii) the Company and those of its Subsidiaries that are required to hold FCC Licenses hold such FCC Licenses; (iii) except as provided in Section 8.06 with respect to the divestiture of certain assets described therein, the Company is not aware of any facts or circumstances relating to the Company or any of its Subsidiaries that would prevent the granting of FCC Approval; (iv) each Company Station is in material compliance with all FCC Licenses held by it; and (v) there is not pending or, to the knowledge of the Company, threatened any application, petition, objection or other pleading with the FCC or other Governmental or Regulatory Authority which challenges the validity of, or any rights of the holder under, any FCC License held by the Company or one of its Subsidiaries, except for rule making or similar proceedings of general applicability to persons engaged in substantially the same business conducted by the Company Stations.

  5.10 Taxes.

  (a) Each of the Company and its Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all such tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file, or to have extensions granted that remain in effect, as applicable, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries has paid (or the Company has paid on its behalf) all Taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a Company Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Company or any of its Subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Company SEC Reports, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 5.10(a) of the Company Disclosure Letter provides a list of all elections with respect to Taxes which have been made by the Company and any of its Subsidiaries. Section 5.10(a) of the Company Disclosure Letter also provides a description of any tax audit, inquiry or controversy potentially involving Taxes in excess of $50,000 of the Company or any Subsidiary.

  (b) As a result of compliance with this Agreement and the matters referred to herein, neither the Company nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is to be performed in the future.

  5.11 Employee Benefit Plans; ERISA.

  (a) None of the Company or any Company ERISA Affiliate sponsors, maintains, has any obligation to contribute to, has liability under or is otherwise a party to, any Company Employee Benefit Plan.

  (b) To the knowledge of the Company, no prohibited transaction within the meaning of Section 406 or 407 of ERISA, or Section 4975 of the Code with respect to any Company Employee Benefit Plan has occurred which, individually or in the aggregate, is having or could be reasonably expected to have a Company Material Adverse Effect;

  (c) There is no outstanding liability (except for premiums due) under Title IV of ERISA with respect to any Company Employee Benefit Plan which, individually or in the aggregate, is having or could be reasonably expected to have a Company Material Adverse Effect; and, without limiting the foregoing, full payment has been made of all amounts which the Company was required to have paid as a contribution to each Company Employee Benefit Plan as of the last day of the most recent fiscal year of each of the Company Employee Benefit Plans ended prior to the date of this Agreement, respectively, and no Company Employee Benefit Plan has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such Company Employee Benefit Plan ended prior to the date of this Agreement which, individually or in the aggregate, is having or could be reasonably expected to have a Company Material Adverse Effect;

  (d) None of the Company or any Company ERISA Affiliate has at any time (i) had any obligation to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), or (ii) withdrawn in any complete or partial withdrawal from any "multiemployer plan" (as defined in Section 3(37) of ERISA), with respect to which there exists any unsatisfied obligations;

  (e) The value of accrued benefits under each of the Company Employee Benefit Plans which is subject to Title IV of ERISA, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Employee Benefit Plan's actuary with respect to each such Company Employee Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Company Employee Benefit Plan;

  (f) Each of the Company Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited;

  (g) Each of the Company Employee Benefit Plans is, and its administration is and has been in all material respects in compliance with all applicable laws and orders and prohibited transaction exemptions, including, without limitation, the requirements of ERISA;

  (h) None of the Company or any Company ERISA Affiliate maintains or is obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Reconciliation Act of 1985, as amended; and there has been no violation of Section 4980B of the Code or Sections 601 through 608 of ERISA with respect to any Company Employee Benefit Plan that individually or in the aggregate, is having or could be reasonably expected to have a Company Material Adverse Effect; and

  (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby constitutes or will constitute an event in respect of which a change in, or acceleration of, benefits under any Company Employee Benefit Plan will or may occur.

  5.12 Labor Matters. There is no material labor strike, slowdown, work stoppage, lockout or other labor dispute in effect, or to the knowledge of the Company, threatened, against or otherwise affecting the Company or any of its Subsidiaries. To the knowledge of the Company, there are no union organizational efforts presently being made involving any of the unorganized employees of the Company or any of its Subsidiaries which in any such case or all such cases together would have a Company Material Adverse Effect.

  5.13 Environmental Matters. Except as for such matters that individually or in the aggregate would not have a Company Material Adverse Effect, to the knowledge of the Company: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by the Company and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by the Company or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental or Regulatory Authority or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vii) none of the properties of the Company or its Subsidiaries contains any underground storage tanks, asbestos-containing material, lead-based products, or polychlorinated biphenyls; and (viii) neither the Company nor any of its Subsidiaries has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substances.

  5.14 Intangible Property. The Company and its Subsidiaries own or have rights to use all material items of Intangible Property used by the Company or any such Subsidiary. To the knowledge of the Company, such use does not conflict with any rights of others with respect thereto, except for such conflicts that have not had and would not have a Company Material Adverse Effect.

  5.15 Title; Condition. The Company and its Subsidiaries have good title to all assets, properties and rights owned, used or held for use by them in the conduct of their respective businesses (except for leasehold and licensed interests) free and clear of any Liens, except for Permitted Liens. All material items of equipment, machinery, vehicles, furniture, fixtures, transmitters, transmitting towers, antennae and other tangible personal property of every kind and description included in such assets and properties are in good operating condition, normal wear and tear excepted.

  5.16 Opinion of Financial Advisor. The Company has received the opinion of Merrill Lynch & Co., dated the date hereof, to the effect that, as of the date hereof, the consideration to be received in the Merger by the stockholders of the Company is fair from a financial point of view to the stockholders of the Company, and a true and complete copy of such opinion has been delivered to Parent prior to the execution of this Agreement.

                                  ARTICLE VI.

                   REPRESENTATIONS AND WARRANTIES OF PARENT

  Except as set forth in the disclosure letter delivered to the Company by Parent at or prior to execution and delivery of this Agreement (the "Parent Disclosure Letter"), Parent represents and warrants to the Company as follows:

  6.01 Organization and Qualification. Each of Parent, Merger Sub and Cash Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and Parent has full corporate power and authority to conduct the Parent Station Business as and to the extent now conducted and to own, use and lease the Parent Station Assets, except for such failures to be so organized, existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and could not be reasonably expected to have a Parent Material Adverse Effect (as defined below). Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities and has conducted its operations only as contemplated hereby. Each of Parent and Merger Sub is duly qualified, licensed or admitted to do business and in good standing in each jurisdiction in which the ownership, use or leasing of the Parent Station Assets, or the conduct or nature of the Parent Station Business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, (i) are not having and could not be reasonably expected to have a Parent Material Adverse Effect, or (ii) could not be reasonably expected to adversely affect in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder. For purposes of this Agreement, "Parent Material Adverse Effect" means a material adverse effect on the business, results of operations or financial condition of the Parent Station Business, taken as a whole.

  6.02 Capital Stock. At the Closing, all of the outstanding shares of capital stock of Merger Sub will be duly authorized, validly issued, fully paid and nonassessable and owned, beneficially and of record by Parent, free and clear of any Liens other than Liens securing the Bridge Debt or the Private Placement Debt. At the Closing, the authorized capital stock of Merger Sub will consist solely of 1,000 shares of Merger Sub Common Stock, of which one share will have been issued to Parent for cash consideration equal to $26.50 per share. At the Closing, except as contemplated by this Agreement, there will be no (i) outstanding Options obligating Parent or Merger Sub to issue or sell any shares of capital stock of Merger Sub and to grant, extend or enter into any such Option or (ii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of Merger Sub.

  6.03 Authority Relative to this Agreement. Each of Parent, Merger Sub and Cash Sub has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Cash Sub and the consummation by each of Parent, Merger Sub and Cash Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and stockholder(s) and no other corporate proceedings on the part of Parent, Merger Sub, Cash Sub or their stockholders are necessary to authorize the execution, delivery and performance of this Agreement by Parent, Merger Sub and Cash Sub and the consummation by Parent, Merger Sub and Cash Sub of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and Cash Sub and constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Cash Sub enforceable against Parent, Merger Sub and Cash Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

  6.04 Non-Contravention; Approvals and Consents.

  (a) The execution and delivery of this Agreement by Parent, Merger Sub and Cash Sub do not, and the performance by Parent, Merger Sub and Cash Sub of their obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the Parent Station Assets under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Parent, Merger Sub or Cash Sub, or (ii) subject to the taking of the actions and obtaining the approvals described in paragraph (b) of this Section, (x) any Law or Order of any Governmental or Regulatory Authority applicable to Parent, Merger Sub, Cash Sub or any Parent Station Assets, or (y) any Contract to which Parent, Merger Sub or Cash Sub is a party or by which Parent, Merger Sub, Cash Sub or any Parent Station Assets are bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, reimbursements, terminations, cancellations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, could not be reasonably expected to have a Parent Material Adverse Effect or adversely affect in any material respect the ability of Parent, Merger Sub and Cash Sub to consummate the transactions contemplated by this Agreement.

  (b) Except (i) for the filing of a premerger notification report by Parent under the HSR Act, (ii) for the filing of the Certificate of Merger and other appropriate merger documents pursuant to the DGCL with the Secretary of State and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iii) for the FCC Approval, and (iv) such reports under Section 13(d) of the Exchange Act as may be required in connection with this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority for the execution and delivery of this Agreement by Parent, Merger Sub and Cash Sub, the performance by Parent, Merger Sub and Cash Sub of their respective obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, could not be reasonably expected to have a Parent Material Adverse Effect or adversely affect in any material respect the ability of Parent, Merger Sub and Cash Sub to consummate the transactions contemplated by this Agreement.

  6.05 Financial Statements. Parent has delivered to the Company (and Section
6.05 of the Parent Disclosure Letter includes) true, correct and complete copies of the unaudited balance sheet of the Parent Station Business as of December 31, 1996 and the related unaudited statements of income for each of the fiscal years ended December 31, 1994, December 31, 1995 and December 31, 1996 (such financial statements are hereinafter collectively referred to as the "Parent Station Financial Statements"). The Parent Station Financial Statements for the fiscal years ended December 31, 1994 and December 31, 1995 set forth information which was contained in Parent's audited consolidated financial statements for such fiscal years. Except for the absence of (x) information that would ordinarily be contained in the footnotes to audited financial statements of the Parent Station Business and (y) information and/or adjustments that would ordinarily be contained in audited financial statements of the Parent Station Business but would not be reflected or adjusted in the consolidating statements in which the Parent Station Business is not a significant business in the consolidated group, the Parent Station Financial Statements (A) were prepared from the books and records of Parent in accordance with GAAP applied on a consistent basis during the periods involved and (B) fairly present in all material respects the financial condition and results of operations of the Parent Station Business, as of the respective dates thereof and for the respective periods covered thereby.

  6.06 Absence of Certain Changes or Events. Since December 31, 1996, there has not been any adverse change, or any event or development having, or that could be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Between December 31, 1996 and the date hereof Parent has conducted the Parent Station Business only in the ordinary course consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 7.02(b).

  6.07 Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the balance sheet for the period ended December 31, 1996 included in the Parent Station Financial Statements (or the footnotes thereto), the Parent Station Business did not have at such date and has not incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that are of a type that would be required by GAAP to be reflected on a balance sheet of the Parent Station Business, except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice, and (ii) which have not had, and could not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

  6.08 Legal Proceedings. There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting, nor to the knowledge of Parent are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, Parent, any of Parent's Subsidiaries or any Parent Station Assets which, if determined adversely to Parent or such Subsidiaries, individually or in the aggregate, could be reasonably expected to have a Parent Material Adverse Effect or adversely affect in any material respect the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is subject to any Order of any Governmental or Regulatory Authority which relates to the Parent Station Business and which, individually or in the aggregate, could be reasonably expected to have a Parent Material Adverse Effect or adversely affect in any material respect the ability of Parent, Merger Sub and Cash Sub to consummate the transactions contemplated by this Agreement.

  6.09 Compliance with Laws and Orders.

  (a) Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals (other than FCC Licenses) of all Governmental and Regulatory Authorities necessary for the lawful conduct of the Parent Station Business (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and could not be reasonably expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries are not in violation of any Law or Order of any Governmental or Regulatory Authority which relates to the Parent Station Business, except for violations which, individually or in the aggregate, are not having and could not be reasonably expected to have a Parent Material Adverse Effect.

  (b) Except as does not materially jeopardize the operation by Parent of any of the Parent Stations to which FCC Licenses apply: (i) to the knowledge of Parent, Parent is qualified to hold such FCC Licenses or to control such FCC Licenses, as the case may be; (ii) Parent holds such FCC Licenses; (iii) except as provided in Section 8.06 with respect to the divestiture of certain assets described therein, Parent is not aware of any facts or circumstances relating to Parent that would prevent the granting of FCC Approval; (iv) each Parent Station is in material compliance with all FCC Licenses held by it; and
(v) there is not pending or, to the knowledge of Parent, threatened any application, petition, objection or other pleading with the FCC or other Governmental or Regulatory Authority which challenges the validity of, or any rights of the holder under, any FCC License held by the Parent Stations, except for rule making or similar proceedings of general applicability to persons engaged in substantially the same business conducted by the Parent Stations.

  6.10 Material Contracts. Section 6.10 of the Parent Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each Contract to which Parent or one of its Subsidiaries is a party and which relate solely to the conduct of the Parent Station Business (other than Contracts which (i) are not included in the Parent Station Assumed Liabilities or (ii) are not included in the Parent Station Assets), but only to the extent such contracts and agreements would be required to be disclosed in an Annual Report on Form 10-K of the Parent Station Business if the Parent Station Business was subject to the rules and regulations of the Exchange Act (collectively, the "Material Parent Station Contracts"). Each of the Material Parent Station Contracts is a binding agreement, enforceable in accordance with its terms, of Parent or one of its Subsidiaries and, to the knowledge of Parent, of each other party thereto; subject to the qualifications that enforcement of the rights and remedies created thereby is subject to: (A) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law), and none of Parent or any of its Subsidiaries is in default in any material respect under any of such Material Parent Station Contracts, nor does any condition exist that with notice or lapse of time or both would constitute such a default. To the knowledge of Parent, no other party to any such Material Parent Station Contract is in default in any material respect thereunder, nor does any condition exist that with notice or lapse of time or both would constitute such a default.

  6.11 Employee Benefit Plans.

  (a) None of Parent or any Parent ERISA Affiliate sponsors, maintains, has any obligation to contribute to, has liability under or is otherwise a party to, any Parent Station Employee Benefit Plan, provided, however, that any employment contract that is not a Parent Station Assumed Liability shall not be required to be set forth on the Parent Disclosure Letter.

  (b) To the knowledge of Parent, no prohibited transaction within the meaning of Section 406 or 407 of ERISA, or Section 4975 of the Code with respect to any Parent Station Employee Benefit Plan has occurred which, individually or in the aggregate, is having or could be reasonably expected to have a Parent Material Adverse Effect;

  (c) There is no outstanding liability (except for premiums due) under Title IV of ERISA with respect to any Parent Station Employee Benefit Plan which, individually or in the aggregate, is having or could be reasonably expected to have a Parent Material Adverse Effect; and, without limiting the foregoing, full payment has been made of all amounts which Parent was required to have paid as a contribution to each Parent Station Employee Benefit Plan as of the last day of the most recent fiscal year of each of the Parent Station Employee Benefit Plans ended prior to the date of this Agreement, respectively, and no Parent Station Employee Benefit Plan has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such Parent Station Employee Benefit Plan ended prior to the date of this Agreement which, individually or in the aggregate, is having or could be reasonably expected to have a Parent Material Adverse Effect;

  (d) With respect to employees of the Parent Station Business, none of Parent or any Parent ERISA Affiliate has at any time (i) had any obligation to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), or (ii) withdrawn in any complete or partial withdrawal from any "multiemployer plan" (as defined in Section 3(37) of ERISA), with respect to which there exists any unsatisfied obligations;

  (e) The value of accrued benefits under each of the Parent Station Employee Benefit Plans which is subject to Title IV of ERISA, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Station Employee Benefit Plan's actuary with respect to each such Parent Station Employee Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Parent Station Employee Benefit Plan;

  (f) Each of the Parent Station Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited;

  (g) Each of the Parent Station Employee Benefit Plans is, and its administration is and has been in all material respects in compliance with all applicable laws and orders and prohibited transaction exemptions, including, without limitation, the requirements of ERISA;

  (h) With respect to employees and former employees of the Parent Station Business, none of Parent or any Parent ERISA Affiliate maintains or is obligated to provide benefits under any life, medical or health plan which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Reconciliation Act of 1985, as amended; and there has been no violation of Section 4980B of the Code or Sections 601 through 608 of ERISA with respect to any Parent Station Employee Benefit Plan that individually or in the aggregate, is having or could be reasonably expected to have a Parent Material Adverse Effect; and

  (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby constitutes or will constitute an event in respect of which a change in, or acceleration of, benefits under any Parent Station Employee Benefit Plan will or may occur.

  6.12 Labor Matters. There is no material labor strike, slowdown, work stoppage, lockout or other labor dispute in effect, or to the knowledge of Parent threatened against or otherwise affecting the Parent Station Business. To the knowledge of Parent, there are no union organizational efforts presently being made involving any of the unorganized Parent Station Employees which in any such case or all such cases together would have a Parent Material Adverse Effect.

  6.13 Title to Parent Station Assets; Entire Business. Pursuant to the Contribution, Parent will convey to the Company (or a Broadcast Subsidiary) good title to all of the Parent Station Assets (except for leasehold and licensed interests and except as contemplated by Section 8.15), free and clear of any Liens, except for assets and properties disposed of in the ordinary course of business without violation of this Agreement and Permitted Liens. Except as contemplated by Section 8.15, the Parent Station Assets constitute all assets, properties and rights necessary to operate the Parent Station Business in substantially the manner in which it is currently being operated, except for the Excluded Cash, the Florida Station Assets, the Missouri LMA, assets and properties disposed of in the ordinary course of business without violation of this Agreement and except for the services to be provided by Parent pursuant to the services agreement referred to in Section 9.03(d).

  6.14 Condition of Parent Station Assets. All material items of Parent Station Tangible Property included in the Parent Station Assets are in good operating condition, normal wear and tear excepted.

  6.15 Environmental Matters. Except for such matters that individually or in the aggregate would not have a Parent Material Adverse Effect, and excluding all matters which are not related to the Parent Station Business or the Parent Station Assets, to the knowledge of Parent: (i) Parent and its Subsidiaries have complied with all applicable Environmental Laws; (ii) the properties currently owned or operated by Parent and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by Parent or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Parent or any of its Subsidiaries; (iv) neither Parent nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Parent nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Parent or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vi) neither Parent nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental or Regulatory Authority or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vii) none of the properties of Parent or its Subsidiaries contains any underground storage tanks, asbestos-containing material, lead-based products, or polychlorinated biphenyls; and (viii) neither Parent nor any of its Subsidiaries has engaged in any activities involving the generation, use, handling or disposal of any Hazardous Substances.

  6.16 Intangible Property. Parent and its Subsidiaries own or have rights to use all material items of Intangible Property used by Parent or any such Subsidiary solely in the conduct of the Parent Station Business. To the knowledge of Parent, such use does not conflict with any rights of others with respect thereto, except for such conflicts that have not had and would not have a Parent Material Adverse Effect.

                                 ARTICLE VII.

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  7.01 Conduct of Business by Company. At all times from and after the date hereof until the Effective Time, the Company covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld):

    (a) The Company and its Subsidiaries shall conduct their respective businesses only in, and the Company and such Subsidiaries shall not take any action except in, the ordinary course consistent with past practice.

    (b) Without limiting the generality of paragraph (a) of this Section, (i) the Company and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects their present business organizations and reputation, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve their relationships with customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws and Orders of all Governmental or Regulatory Authorities applicable to them, and (ii) neither the Company nor any of its Subsidiaries shall:

      (1) amend or propose to amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents), except as contemplated by the Restated Charter;

      (2) (w) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned Subsidiary solely to its parent corporation and except for the declaration and payment of regular cash dividends on the Existing Preferred Stock which are required to be declared and paid pursuant to the Company's Certificate of Incorporation as in effect on the date of this Agreement, (x) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for the issuance by the Company of shares of Existing Series A Common Stock upon the conversion of the Existing Series B Common Stock or Existing Series C Common Stock pursuant to the Company's Certificate of Incorporation as in effect on the date of this Agreement, (y) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (z) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

      (3) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto other than the issuance by a wholly-owned Subsidiary of its capital stock to its parent corporation, or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto;

      (4) acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice which in each case involve an amount not exceeding $1,000,000;

      (5) other than dispositions in the ordinary course of its business consistent with past practice of assets which are not, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

      (6) except to the extent required by applicable law and except to the extent necessary to cause the properties covered by the Gannett Exchange Transactions to comply with the policies and practices of the Company, (x) permit any material change in (A) any accounting or financial reporting practice or policy or any material pricing, marketing, purchasing, investment, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

      (7) (x) incur any indebtedness for borrowed money or guarantee any such indebtedness other than borrowings in an aggregate principal amount (net of repayments) not exceeding $10,000,000 (and an additional $8,000,000 to the extent necessary in respect of the Company's obligation to develop a new facility for its KITV television station in Honolulu, Hawaii) pursuant to the Company's existing revolving credit facility, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guarantee any debt securities of another person or enter into any arrangement having the economic effect of any of the foregoing, or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than repayments pursuant to the Company's existing revolving credit facility;

      (8) (x) enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Company Employee Benefit Plan or other agreement, arrangement, plan or policy between the Company or one of its Subsidiaries and one or more of its directors, officers or employees, (y) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its Subsidiaries taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof, or (z) establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining agreement or any stock option, employee benefit plan, agreement or policy except as contemplated by this Agreement;

      (9) enter into any contract or amend or modify any existing contract, or engage in any new transaction with any affiliate of the Company or any of its Subsidiaries;

      (10) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets (other than any capital expenditures pursuant to commitments made prior to the date of this Agreement) in an aggregate amount exceeding $4,000,000;

      (11) make any change in the lines of business in which it participates or is engaged; or

      (12) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing.

  7.02 Conduct of Parent Station Business by Parent. At all times from and after the date hereof until the Effective Time, Parent covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or to the extent that the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld):

    (a) Parent shall conduct the Parent Station Business only in, and shall not take any action with respect to the Parent Station Business except in, the ordinary course consistent with past practice.

    (b) Without limiting the generality of paragraph (a) of this Section, and except as contemplated by Section 8.15, (i) Parent and its Subsidiaries shall use all commercially reasonable efforts to preserve intact in all material respects the Parent Station Business' present business organizations and reputation, to keep available the services of the Parent Station Business' key officers and employees, to maintain the Parent Station Assets in good working order and condition, ordinary wear and tear excepted, to maintain insurance on the Parent Station Business in such amounts and against such risks and losses as are currently in effect, to preserve the Parent Station Business' relationships with customers and suppliers and others having significant business dealings with the Parent Station Business and to comply in all material respects with all Laws and Orders of all Governmental or Regulatory Authorities applicable to the Parent Station Business and (ii) Parent (but only insofar as it relates to Parent's conduct of the Parent Station Business) and Merger Sub shall not:

      (1) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock of Merger Sub (except as contemplated herein) or any Option with respect thereto or modify or amend any right of any holder of outstanding shares of capital stock or Options with respect thereto;

      (2) cause the Parent Station Business to acquire (by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of the Parent Station Business consistent with past practice which in each case involve an amount not exceeding $1,000,000;

      (3) other than dispositions in the ordinary course of its business consistent with past practice of assets which are not, individually or in the aggregate, material to the Parent Station Business, sell, lease, grant any security interest in or otherwise dispose of or encumber any of the Parent Station Assets, except in connection with the Bridge Debt, the Private Placement Debt or the Refinancing (as hereinafter defined);

      (4) except to the extent required by applicable law, (x) permit any material change in (A) any accounting or financial reporting practice or policy or any material pricing, marketing, purchasing, investment, inventory, credit, allowance or tax practice or policy (excluding from the foregoing the tax policies of Parent) or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes (excluding from the foregoing the taxes of Parent) or (y) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority (excluding from the foregoing the taxes of Parent);

      (5) cause Merger Sub to (x) incur any indebtedness for borrowed money or guarantee any such indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person or enter into any arrangement having the economic effect of any of the foregoing; or (y) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money; except, in the case of clauses (x) and (y), in connection with the Bridge Debt, the Private Placement Debt or the Refinancing;

      (6) (x) with respect to Merger Sub, enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Parent Station Employee Benefit Plan or other agreement, arrangement, plan or policy between such entities and one or more of its directors, officers or employees, or (y) except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Parent Station Business, increase in any manner the compensation or fringe benefits of any director, officer or employee of the Parent Station Business or pay any benefit to such persons not required by any plan or arrangement in effect as of the date hereof;

      (7) with respect to the Parent Station Business, enter into any contract or amend or modify any existing contract, or engage in a new transaction with any other business unit or division of Parent, any affiliate of Parent or any of its Subsidiaries;

      (8) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets with respect to the Parent Station Business in an aggregate amount exceeding $10,000,000;

      (9) make any change in the lines of business in which the Parent Station Business participates or is engaged; or

      (10) enter into any contract, agreement, commitment or arrangement to do or engage in any of the foregoing (except as contemplated herein).

                                 ARTICLE VIII.

                             ADDITIONAL AGREEMENTS

  8.01 No Solicitations. Prior to the Effective Time, the Company agrees that neither it nor any of its Subsidiaries or their respective officers, directors, employees, agents, counsel, accountants, financial advisors, investment bankers, consultants and other representatives (collectively, "Representatives"), directly or indirectly, shall initiate, solicit, encourage, accept or take any other action knowingly to facilitate, any inquiries or the making of, or participate in any discussions or negotiations regarding, any proposal or offer with respect to any direct or indirect (i) acquisition or purchase of fifteen per cent (15%) or more of any Existing Common Stock outstanding, (ii) acquisition or purchase of any equity securities of any Material Subsidiary of the Company, (iii) acquisition or purchase of all or any significant portion of the assets of the Company or any Material Subsidiary or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Material Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); provided, however, that in response to an unsolicited Acquisition Proposal (x) the Company or its Representatives may furnish or cause to be furnished information concerning the Company and its Subsidiaries and their business, properties or assets to a third party, (y) the Company or its Representatives may engage in discussions or negotiations with a third party regarding such Acquisition Proposal, and (z) the Company may take and disclose to its stockholders a position contemplated by Rule 14e-2 under the Exchange Act or otherwise make public disclosures to its stockholders that are required by law, but in each case referred to in the foregoing clauses (x) and (y), only to the extent that the Board of Directors of the Company shall determine in good faith on the basis of written advice from outside counsel (who may be the Company's regularly retained outside counsel) that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary obligations to stockholders under applicable law. In the event that the Company or any of its Subsidiaries or its or their Representatives receive from any Person an Acquisition Proposal, the Company shall promptly advise, orally and in writing, such Person of the terms of this Section 8.01, and (except to the extent that the Board of Directors shall determine in good faith on basis of written advice from such outside counsel that to do otherwise is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary obligations to stockholders under applicable law) shall promptly advise Parent of such Acquisition Proposal and thereafter keep Parent reasonably and promptly informed of all material facts and circumstances relating to said Acquisition Proposal and the Company's actions relating thereto.

  8.02 Advice of Changes.

  (a) The Company shall confer on a regular and frequent basis with Parent with respect to its business and operations and other matters relevant to the Merger and the other transactions contemplated hereby, and shall promptly advise Parent, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby.

  (b) Parent shall confer on a regular and frequent basis with the Company with respect to the Parent Station Business and other matters relevant to the Merger and the other transactions contemplated hereby, and shall promptly advise the Company, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a Parent Material Adverse Effect or a material adverse effect on the ability of Parent, Merger Sub and Cash Sub to consummate the transactions contemplated hereby.

  8.03 Access to Information; Audited Financial Statements; Confidentiality.

  (a) Each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, throughout the period from the date hereof to the Effective Time, (i) provide the other party and its Representatives with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company or Parent, as the case may be, and its respective Subsidiaries and their respective assets, properties, books and records (but in the case of Parent and its Subsidiaries, limited to the Parent Station Business only), but only to the extent that such access does not unreasonably interfere with the business and operations of the Company or Parent, as the case may be, and its respective Subsidiaries, and
(ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by the Company or Parent, as the case may be, or any of its respective Subsidiaries pursuant to the requirements of federal or state securities laws or filed with any other Governmental or Regulatory Authority (but in the case of Parent, only to the extent related to the Parent Station Business), (y) a copy of any monthly financial reports and any "pacing" reports prepared by the Company or Parent, as the case may be (but in the case of Parent, only to the extent related to the Parent Station Business), and (z) all other information and data (including, without limitation, copies of Contracts, Company Employee Benefit Plans, as the case may be, and other books and records) concerning the business and operations of the Company or Parent, as the case may be, and its respective Subsidiaries (but in the case of Parent and its Subsidiaries, limited to the Parent Station Business only), as the other party or any of such other persons reasonably may request. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto.

  (b) On or prior to May 1, 1997 or as soon thereafter as is reasonably practicable, (i)the Company shall deliver to Parent true, correct and complete copies of the audited consolidated balance sheet of the Company as of December 31, 1996 and the related audited consolidated statements of operations, stockholder's equity and cash flows for the year then ended, which shall be prepared in accordance with GAAP applied on a basis consistent with the Company Financial Statements and pursuant to Regulation S-X under the Securities Act and (ii) Parent shall deliver to the Company true, correct and complete copies of the audited balance sheets of the Parent Station Business as of December 31, 1995 and December 31, 1996 and the related audited statements of operations, stockholder's equity and cash flows of the Parent Station Business for the three years ended December 31, 1996, which shall be prepared in accordance with GAAP applied on a basis consistent with the Parent Station Financial Statements and pursuant to Regulation S-X under the Securities Act.

  (c) Each party and its respective Subsidiaries will hold, and will use its best efforts to cause its and its Subsidiaries' Representatives to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Laws of Governmental or Regulatory Authorities (including, without limitation, in connection with obtaining the necessary approvals of this Agreement or the transactions contemplated hereby of Governmental or Regulatory Authorities), all documents and information concerning the other party and its Subsidiaries furnished to it by such other party or its Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (x) previously known by the Company or Parent, as the case may be, or its respective Subsidiaries or its or their Representatives, on a non-confidential basis, or
(y) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of the Company or Parent, as the case may be, its respective Subsidiaries or its or their Representatives. In the event that this Agreement is terminated without the transactions contemplated hereby having been consummated, upon the request of the Company or Parent, as the case may be, the other party will, and will cause its respective Subsidiaries or its or their Representatives to, promptly (and in no event later than five (5) business days after such request) redeliver or cause to be redelivered all copies of documents and information furnished by the Company or Parent, as the case may be, its respective Subsidiaries or its or their Representatives to such party and its Representatives in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the Company or Parent, as the case may be, its respective Subsidiaries or its or their Representatives.

  8.04 Registration Statement. The Company shall promptly prepare (and Parent shall cooperate in the preparation of) and file with the SEC on or prior to the forty-fifth day after the date of this Agreement or as soon thereafter as is reasonably practicable a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Surviving Corporation Series A Common Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the proxy statement with respect to the meeting of the stockholders of the Company in connection with the Merger (as amended or supplemented from time to time, the "Proxy Statement/Prospectus"). The Company will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. The Company shall use commercially reasonable efforts, and Parent will cooperate with the Company, to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as necessary to consummate the Merger. The Company shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to Parent and advise Parent of any verbal comments with respect to the Form S-4 received from the SEC. The Company shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. Each of Parent and the Company shall use all reasonable efforts to obtain "cold comfort" letters from their respective independent certified public accountants, dated a date within two Business Days before the date on which the Form S-4 shall become effective, in form reasonably acceptable to the other party and customary in form and substance for letters delivered by independent certified public accountants in connection with registration statements similar to the Form S-
4. The Company agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of the Company, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by the Company in reliance upon and in conformity with written information concerning Parent or any of its Subsidiaries furnished to the Company by Parent specifically for use in the Proxy Statement/Prospectus. Parent agrees that the written information concerning Parent and its Subsidiaries provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meetings of stockholders of the Company, or, in the case of written information concerning Parent and its Subsidiaries provided by Parent for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by the Company without the approval of Parent. The Company will advise Parent, promptly after receipt of notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Surviving Corporation Series A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

  8.05 Approval of Stockholders and Board Recommendation. The Company shall, through its Board of Directors, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders' Meeting") for the purpose of voting on the adoption of the Restated Charter and the adoption of this Agreement and the transactions contemplated hereby as soon as reasonably practicable after the date hereof, subject to the requirements of Section 8.04 and applicable laws. The Company shall use its reasonable efforts to solicit from its stockholders proxies, and, except as provided in the last sentence of this Section 8.05, shall take all other action necessary and advisable, to secure the vote of stockholders required by applicable law to obtain the approval for this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not, without the prior written consent of Parent, establish or cause to be established a record date for the Company's Stockholders' Meeting with respect to the Company Stockholder Approval that is prior to the date that ATILP and TIP have converted all shares of Existing Series C Common Stock held by them into shares of Existing Series A Common Stock in order that ATILP and TIP may be eligible to vote for the purposes of determining the Company Stockholder Approval, as contemplated by the Voting Agreements. The Board of Directors of the Company shall recommend to its stockholders the adoption of the Restated Charter and the adoption of this Agreement; provided, however, that such recommendation may not be made or may be withdrawn, modified, or amended after the receipt by the Company of an Acquisition Proposal to the extent the Board of Directors of the Company shall determine, in good faith, upon written advice of outside counsel (who may be the Company's regularly retained outside counsel), that such action is necessary in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations to stockholders under applicable law.

  8.06 Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement and without limiting the provisions of Sections 8.04 and 8.05, each of the Company and Parent will proceed diligently and in good faith and will use all commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (a) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Parent, the Company or any of their Subsidiaries to consummate the Contribution and the Merger and the other transactions contemplated hereby, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request. In addition to and not in limitation of the foregoing, (i) each of the parties will (w) take promptly all actions necessary to make the filings required of Parent, the Company and their affiliates under the Communications Act and the FCC Regulations and to receive FCC Approval, (x) take promptly all actions necessary to make the filings required of Parent and the Company or their affiliates under the HSR Act in respect of the Contribution, the Merger and the transactions contemplated by the Voting Agreements, (y) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from the FCC pursuant to the Communications Act or the FCC Regulations, or from the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act, and (z) cooperate with the other party (or ATILP and TIP, as the case may be) in connection with such party's filings under the Communications Act and the HSR Act and in connection with resolving any investigation or other inquiry in respect of the Merger and the transactions contemplated by the Voting Agreements and this Agreement commenced by either the FTC or the Antitrust Division or state attorneys general. The parties hereto recognize and acknowledge that under applicable rules and regulations of the FCC, certain assets currently held by, or attributable to, Parent, the Company or their respective Subsidiaries cannot be held by, or be attributable to, the Company (or the Surviving Corporation, as the case may be) or its Subsidiaries after the Effective Time, unless appropriate waivers of such rules and regulations are obtained. Subject to the next sentence, the parties agree to seek temporary waivers consistent with existing precedent (including commitments of the Company (or the Surviving Corporation, as the case may be) and its Subsidiaries to divest such assets or take such other actions as may be required) in order to obtain the FCC Approval and to allow the consummation of the Merger. If necessary in order to obtain the FCC's approval of the transactions contemplated hereby, the parties agree that the Company (or the Surviving Corporation, as the case may be) and its Subsidiaries will agree to divest of the following assets or take other appropriate action with respect to such assets after the Effective Time: WNAC-TV (Providence, Rhode Island) and WDTN-TV (Dayton, Ohio); provided, however, that the agreement to divest of any other assets or at any other time will require the prior approval of Parent and the Company (or the Surviving Corporation, as the case may be). Anything contained herein to the contrary notwithstanding, in no event shall Parent or any of its Subsidiaries be required to divest or take any other action with respect to any assets, properties or businesses which are not included in the Parent Station Assets or the Parent Station Business in order to obtain the approvals of any Governmental or Regulatory Authorities or any other public or private third parties for the Contribution, the Merger or the other transactions contemplated thereby. The parties also recognize that applications for renewal of one or more of the FCC Licenses have been filed and may need to be filed prior to the Closing Date. Accordingly, each party hereby agrees that it shall abide by the procedures established in Stockholders of CBS, Inc., FCC 95-469 (rel. Nov. 22, 1995) (P)(P) 31-35 (or such other procedures established by the
FCC), for processing applications for transfer of control of a licensee during the pendency of an application for renewal of a station license. The parties further agree that the pendency of any such renewal application or applications, or the fact that the FCC grant of any renewal application shall not have become final (i.e., no longer subject to administrative or judicial review or reconsideration (a "Final Order")), shall not be a cause for delaying the Closing except as provided in Section 9.01(d). Without limiting the generality of the foregoing, the parties agree to use their respective commercially reasonable efforts to prosecute any such application for renewal of a FCC License, and Parent and the Company agree that any interest that may be acquired in such license at Closing is subject to whatever action the FCC may ultimately take with respect to the renewal application. Notwithstanding anything in this Agreement to the contrary, this Section 8.06 shall survive the Closing until any order issued by the FCC with respect to a renewal application pending, or granted but not yet final, as of the Closing becomes a Final Order.

  8.07 Tax Matters. Each of the parties hereto shall report the Contribution as a transaction satisfying the requirements of Section 351 of the Code and shall comply with the tax reporting and record keeping requirements of Section1.351-3 of the Treasury Regulations promulgated under the Code with respect to such transaction. None of the parties hereto shall take any action that would result in the Contribution failing to satisfy the requirements of
Section 351 of the Code. The Company (or the Surviving Corporation, as the case may be) shall report the Merger as a redemption under the provisions of
Section 302 of the Code with respect to those stockholders of the Company who receive cash pursuant to the Merger. None of the parties hereto shall take any action or position inconsistent with such treatment as a redemption.

  8.08 Affiliate Letters; Resales. At least 30 days prior to the Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company's reasonable judgment, at the record date for the Company Stockholders' Meeting, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit
8.08. The Surviving Corporation shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Surviving Corporation Series A Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Surviving Corporation Series A Stock, consistent with the terms of such Affiliate Letters.

  As soon as practicable after the date of this Agreement, the Company and Parent jointly shall prepare and submit to the SEC a request for a "no-action letter" to the effect that the provisions of Rule 145(d) under the Securities Act will not be applicable immediately after the Effective Time to those persons who will receive shares of Existing Series A Common Stock and Existing Series B Common Stock pursuant to the Liquidation Plans and who are not otherwise Affiliates of the Company at the time of the Company Stockholders' Meeting (the "Distributees"). In the event that a favorable no-action letter is not given by the SEC, then as soon as practicable after the Effective Time, the Surviving Corporation shall prepare and file with the SEC and use its best efforts to keep effective a registration statement on Form S-3 covering the resale of any shares of Surviving Corporation Series A Common Stock received by the Distributees in the Merger until the earlier of the first anniversary of the Effective Time or until all such shares have been resold pursuant thereto.

  8.09 Governance. After the Effective Time, (i) Parent shall vote its shares of Surviving Corporation Series B Common Stock and use its best efforts to take such actions to cause Bob Marbut to continue to be elected as a director of the Board of Directors of the Surviving Corporation for so long as Mr. Marbut is employed by the Surviving Corporation or any of the Surviving Corporation's Subsidiaries, and (ii) for as long as Parent holds any shares of Surviving Corporation Series B Common Stock and to the extent that Parent during such time also holds any shares of Surviving Corporation Series A Common Stock, Parent shall vote its shares of Surviving Corporation Series A Common Stock with respect to the election of directors only in the same proportion as the shares of Surviving Corporation Series A Common Stock not held by Parent are so voted.

  8.10 Directors' and Officers' Indemnification and Insurance.

  (a) Except to the extent required by law, until the sixth anniversary of the Effective Time, the Surviving Corporation will keep in effect provisions in its Certificate of Incorporation and By-Laws providing for exculpation of director and officer liability and its indemnification of directors, officers, employees or agents of the Company or any of its Subsidiaries (the "Indemnitees") which are no less favorable than such provisions as in effect in the Company's Certificate of Incorporation and By-Laws on the date hereof.

  (b) The Surviving Corporation shall, until the sixth anniversary of the Effective Time, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries as of the date hereof (or policies of at least the same coverage and amounts containing terms that are no less advantageous to the insured parties) with respect to claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be obligated to expend in order to maintain or procure insurance coverage pursuant to this paragraph any amount per annum in excess of 200% of the aggregate premiums currently paid by the Company and its Subsidiaries in 1997 (on an annualized basis) for such purpose (the "Cap") (which 1997 annual premium the Company represents and warrants to be approximately $292,200); and provided further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

  (c) The provisions of this Section 8.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee.

  8.11 Expenses. Except as set forth in Section 10.02, in the event that the Merger is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense except as expressly provided herein and except that (a) the filing fee in connection with the HSR Act filing, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, (c) the filing fees in connection with necessary applications to the FCC and (d) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus, shall be shared equally by the Company and Parent. In the event that the Merger is consummated, the Surviving Corporation shall bear or reimburse Parent for all of the costs and expenses of

Parent incurred in connection with this Agreement and the transactions contemplated hereby, including but not limited to Transfer Taxes, the fees and disbursements of counsel for Parent, fees and disbursements for special accounting services provided by Parent's independent outside accountants, fees and expenses of J.P. Morgan & Co., Parent's financial advisor, and the costs and expenses set forth in clauses (a) through (d) of the preceding sentence.

  8.12 Brokers or Finders. Each of Parent and the Company represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Merrill Lynch & Co., and Credit Suisse First Boston whose fees and expenses will be paid by the Company and J.P. Morgan & Co., whose fees and expenses, except to the extent otherwise provided in Section 8.11 above, will be paid by Parent and each of Parent and the Company shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

  8.13 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each of Parent and the Company will use all commercially reasonable efforts to take or cause to be taken all steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither Parent nor the Company will, nor will it permit any of its Subsidiaries to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

  8.14 Indemnification. If the Merger shall be consummated:

    (a) Parent will indemnify, defend and hold harmless the Surviving Corporation, its Subsidiaries and their affiliates and their respective directors, officers and employees from and against all losses, liabilities (including punitive or exemplary damages, fines or penalties and any interest thereon), expenses (including fees and disbursements of counsel and expenses of investigation and defense), claims or other obligations of any nature whatsoever (collectively, "Losses") which directly or indirectly arise (i) out of any Parent Station Excluded Liabilities, (ii) with respect to or otherwise in connection with any pension, welfare or other benefit plan maintained or contributed to by Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) which arise under ERISA or the Code, by virtue of the Company and its Subsidiaries being aggregated with Parent or any of its other Subsidiaries for purposes of ERISA or the Code (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA) at any relevant time, or (iii) which result from any breach of, or inaccuracy in, the representations and warranties contained in Section 6.13 (but only to the extent such representations and warranties survive the Merger pursuant to Section 11.01). Notwithstanding the preceding sentence, Parent shall not be liable pursuant to this Section 8.14 for any Losses which are recovered pursuant to any insurance policy.

    (b) The Surviving Corporation will, and will cause each of its Subsidiaries to, indemnify, defend and hold harmless Parent, its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) and their affiliates and their respective directors, officers and employees from and against all Losses which directly or indirectly arise (i) out of any Parent Station Assumed Liabilities, the Bridge Debt or the Private Placement Debt, or (ii) with respect to or otherwise in connection with any pension, welfare or other benefit plan maintained or contributed to by the Company or any of its Subsidiaries which arise under ERISA or the Code, by virtue of Parent and its other Subsidiaries being aggregated with the Company and its Subsidiaries for purposes of ERISA or the Code (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or
  Section 4001 of ERISA) at any relevant time.

  8.15 Cross-Ownership. From and after the date hereof, if (i) Parent or any of its respective Subsidiaries (other than the Company or any of its Subsidiaries), on the one hand, or the Company or any of its Subsidiaries, on the other hand (in each case a "Purchasing Party"), desires to acquire or purchase (including any acquisition or purchase by way of merger or consolidation) any television or radio broadcast stations, newspapers or any other asset of any kind or nature and
(ii) pursuant to any Law or Order, (x) the party or any of such party's Subsidiaries not making such acquisition or purchase (a "Non-Purchasing Party") would be required to divest or otherwise dispose of any television or radio broadcast stations, newspapers or any other assets of any kind or nature, or (y) divestiture of any of the Parent Stations or Company Stations would be required prior to the Effective Time, then the Purchasing Party shall not make such acquisition or purchase without the prior written consent of the Non-Purchasing Party.

  8.16 Issuance of Additional Shares of Surviving Corporation Common
Stock. From and after the Effective Time, if at any time the Surviving Corporation desires to issue to Hearst, or Hearst desires to purchase from the Surviving Corporation and the Surviving Corporation desires to issue and sell to Hearst, any additional shares of common stock of the Surviving Corporation, then Hearst shall have the right to elect at its sole option to receive or purchase such shares of common stock in the form of either Surviving Corporation Series A Common Stock or Surviving Corporation Series B Common Stock.

                                  ARTICLE IX.

                                  CONDITIONS

  9.01 Conditions to Each Party's Obligation to Effect the Contribution and the Merger. The respective obligation of each party to effect the Contribution and the Merger is subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

    (a) Stockholder Approval. The Restated Charter, this Agreement and transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company under the DGCL, the Company's Certificate of Incorporation and any other governing instruments.

    (b) Form S-4. The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of Parent or the Company, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the Surviving Corporation Series A Common Stock to be issued in connection with the Merger shall have been received.

    (c) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    (d) FCC Approval. FCC Approval shall have been obtained, notwithstanding that any such order or orders may not have yet become a Final Order, except that if one or more pre-grant objections shall have been filed with respect to the filings or applications required by Section 8.06 hereof, the FCC Approval shall have become a Final Order. In either case the FCC Approval shall have been obtained without the imposition of any condition or restriction that (i) would require the divestiture of any Parent Stations or Company Stations other than those expressly contemplated by Section 8.06 or (ii) would reasonably be expected to have a Parent Material Adverse Effect, a material adverse effect on Parent and its Subsidiaries, taken as a whole (it being understood and agreed that the divestiture of any assets of Parent or any of its Subsidiaries other than those expressly contemplated by Section 8.06 shall be deemed to be such a material adverse effect), a Company Material Adverse Effect, or a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, following the Effective Time.

    (e) No Injunctions or Restraints. No court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

    (f) Additional Governmental and Regulatory Consents and Approvals. Other than FCC Approval and the filing of the Restated Charter and the Certificate of Merger, all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority of Parent, the Company or any of their respective Subsidiaries to consummate the Contribution, the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken could be reasonably expected to have a material adverse effect on Parent and its Subsidiaries, taken as a whole, or on the Company and its Subsidiaries, taken as a whole, or on the Surviving Corporation and its Subsidiaries, taken as a whole, following the Effective Time or on the ability of Parent, Merger Sub, Cash Sub or the Company to consummate the transactions contemplated hereby, shall have been obtained.

    (g) NASDAQ Listing. The Surviving Corporation Series A Common Stock to be issued in connection with the Merger shall have been approved for quotation in the NASDAQ National Market System.

    (h) Financing. The Company shall have obtained financing (the "Refinancing") on terms reasonably satisfactory to each of Parent and the Company in an amount sufficient for the following purposes: (i) to enable the Company to refinance immediately after the Effective Time the Private Placement Debt (to the extent such refinancing is required by the holders thereof); (ii) to provide the Company with the funds required to refinance immediately after the Effective Time the Bridge Debt (to the extent such refinancing is required by the holders thereof); (iii) to enable the Company to redeem its 9 3/4% Senior Subordinated Notes immediately after the Effective Time if required by the holders thereof; and (iv) to enable the Company to refinance its $65,000,000 revolving credit facility under that certain Credit Agreement dated January 31, 1997 between the Company and the lenders named therein.

    (i) Management and TV Option Contracts. Parent and the Company shall have executed and delivered a management contract and a television station option contract substantially on the terms attached hereto as Exhibit 9.01(i).

  9.02 Conditions to Obligation of Parent, Merger Sub and Cash Sub to Effect the Contribution and the Merger. The obligation of Parent, Merger Sub and Cash Sub to effect the Contribution and the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by Parent, Merger Sub and Cash Sub in their sole discretion):

    (a) Representations and Warranties. Each of the representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, and the Company shall have delivered to Parent a certificate, dated the Closing Date and executed on behalf of the Company by its Chairman of the Board, President or any Vice President, to such effect.

    (b) Performance of Obligations. The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing, and the Company shall have delivered to Parent a certificate, dated the Closing Date and executed on behalf of the Company by its Chairman of the Board, President or any Vice President, to such effect.

    (c) Dissenters' Rights. The period for execution and perfection of statutory appraisal rights available in connection with the Merger described in Section 3.06 shall have expired and such appraisal rights shall have been exercised and perfected by the holders of shares of capital stock of any class or series of the Company holding not more than 5% of the outstanding common stock of any class or series of the Company (treating, for this purpose, each share of the Company's Series A Preferred Stock, $.01 par value, and Series B Preferred Stock, $.01 par value, as having been converted into a number of shares of the Company's common stock equal to $1,000 divided by (x) the Cash Consideration (in the case of the Series A Preferred Stock) or (y) $35 (in the case of the Series B Preferred Stock).

    (d) Opinions of Counsel. Parent shall have received the opinion of Rogers & Wells, counsel to Parent, and the opinion of Locke Purnell Rain Harrell, counsel to the Company, dated the date of the Proxy

  Statement/Prospectus and the Closing Date, to the effect that the Contribution will be treated as a transaction governed by Section 351 of the Code.

    (e) Material Third Party Consents. All consents and approvals from third parties to the contracts and agreements set forth in Section 9.02(e) of the Company Disclosure Letter and Section 9.03(e) of the Parent Disclosure Letter to consummate the Contribution, the Merger and the other transactions contemplated hereby shall have been obtained.

    (f) Tax Sharing Agreement. Parent and the Company shall have executed and delivered a Tax Sharing Agreement substantially in the form attached hereto as Exhibit 9.02(f).

    (g) License Agreement. Parent and the Company shall have executed and delivered a License Agreement substantially in the form attached hereto as
  Exhibit 9.02(g).

    (h) Affiliate Letters and Management Transfer Restriction
  Agreements. Each of the Affiliates referred to in Section 8.08 shall have executed and delivered to the Company an Affiliate Letter referred to therein, and each of the persons listed on Exhibit 9.02(h)(A) shall have executed and delivered a transfer restriction agreement substantially in the form attached hereto as Exhibit 9.02(h)(B).

    (i) Radio Facilities Lease. The Company or certain Broadcast Subsidiaries, as the case may be, shall have executed and delivered to Parent, on the terms attached hereto as Exhibit 9.01(i) leases in respect of real property owned by the Surviving Corporation or certain Broadcast Subsidiaries, as the case may be, pursuant to which Parent shall lease premises for Parent's radio broadcast stations.

    (j) Conveyancing Documents. The Company shall have executed and delivered to Parent the Assignment and Assumption Agreement referred to in Section 9.03(c) below.

    (k) Financing. Cash Sub shall have obtained financing on terms reasonably satisfactory to Parent for the Bridge Debt and shall have received the proceeds thereof.

  9.03 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

    (a) Representations and Warranties. Each of the representations and warranties made by Parent in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, and Parent shall have delivered to the Company a certificate, dated the Closing Date and executed on its behalf by its Chairman of the Board, President or any Vice President to such effect.

    (b) Performance of Obligations. Parent, Merger Sub and Cash Sub shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Parent, Merger Sub and Cash Sub at or prior to the Closing, and Parent, Merger Sub and Cash Sub shall each have delivered to the Company a certificate, dated the Closing Date and executed on its behalf by its Chairman of the Board, President or any Vice President to such effect.

    (c) Conveyancing Documents. Parent shall have executed and delivered to the Company an Assignment and Assumption Agreement and a Bill of Sale effecting the transfer to the Company of the Parent Station Assets and the assumption by the Company of the Parent Station Assumed Liabilities in form reasonably satisfactory to the Company, and such further instruments of transfer in forms customary for such transactions in the jurisdictions in which such properties are located as may be reasonably requested by the Company in order to complete the transfer of the Parent Station Assets to the Company.

    (d) Material Third Party Consents. All consents and approvals from third parties to the Material Parent Station Contracts set forth in Section 9.03(e) of the Parent Disclosure Letter to consummate the Contribution, the Merger and the other transactions contemplated hereby shall have been obtained.

                                  ARTICLE X.

                       TERMINATION, AMENDMENT AND WAIVER

  10.01 Termination.

  (a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption and approval of this Agreement by the stockholders of the Company referred to in Section 9.01(a), by the mutual consent of Parent and the Company.

  (b) This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by December 31, 1997, or (ii) the approval of the Company's stockholders required by Section 9.01(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof, or (iii) a Governmental or Regulatory Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause
(iii) shall have used all reasonable efforts to remove such order, decree or ruling; and provided further, in the case of a termination pursuant to clause
(i) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by December 31, 1997. Notwithstanding the foregoing, the Company's ability to terminate this Agreement pursuant to this Section 10.01(b) is conditioned upon the prior payment by the Company of any amounts owed by it pursuant to Section 10.02.

  (c) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time before or after the adoption and approval by the stockholders of the Company referred to in Section 9.01(a), by action of the Board of Directors of the Company, if (i) in the exercise of its good faith judgment as to fiduciary duties to its stockholders imposed by law, on the basis of written advice given by outside counsel (who may be the Company's regularly retained outside counsel), the Board of Directors of the Company shall have approved an Acquisition Proposal or shall have recommended an Acquisition Proposal to the Company's stockholders; provided, however, that the Company shall notify Parent promptly of its intention to terminate this Agreement or enter into a definitive agreement with respect to any Acquisition Proposal, but in no event shall such notice be given less than 48 hours prior to the public announcement of the Company's termination of this Agreement; or
(ii) there has been a breach by Parent of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Parent Material Adverse Effect; or (iii) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Parent, Merger Sub or Cash Sub which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent. Notwithstanding the foregoing, the Company's ability to terminate this Agreement pursuant to this Section 10.01(c) is conditioned upon the prior payment by the Company of any amounts owed by it pursuant to Section 10.02.

  (d) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner materially adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have approved an Acquisition Proposal or shall have recommended an Acquisition Proposal to the Company's stockholders, or (ii) there has been a breach by the Company of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Company Material Adverse Effect, or (iii) there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company.

  10.02 Effect of Termination and Abandonment.

  (a) In the event that any person shall have made an Acquisition Proposal and thereafter (i) this Agreement is terminated pursuant to Section 10.01(c)(i) or
Section 10.01(d)(i) or (ii) this Agreement is terminated pursuant to Sections 10.01(b)(i) (but in case of a termination pursuant to Section10.01(b)(i), only if any of the conditions set forth in Sections 9.01(h), 9.01(i), 9.02(f), 9.02(g), 9.02(i) and 9.03(d) shall have failed to be satisfied and such failure shall have proximately contributed to the failure to consummate the Merger by December 31, 1997), 10.01(b)(ii), 10.01(b)(iii) (except if the Governmental or Regulatory Authority referred to in Section 10.01(b)(iii) shall be the FCC, the FTC or the Antitrust Division), 10.01(d)(ii) or 10.01(d)(iii) and, in the case of this clause (ii) only, a definitive agreement with respect to such Acquisition Proposal is executed, or the transaction contemplated by such Acquisition Proposal is consummated, within eighteen (18) months after such termination, then the Company shall pay Parent a fee of Fifteen Million Eight Hundred Fifty Thousand Dollars ($15,850,000), which amount shall be payable by wire transfer of same day funds either on the date contemplated in the last sentence of Section 10.01(b) or (c) if applicable or, otherwise, within two business days after such amount becomes due. The Company acknowledges that the agreements contained in this Section
10.02 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 10.02, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 10.02, the Company shall pay Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum.

  (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 10.01, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section
10.02 and Sections 8.03(c) and 8.11 which shall survive such termination and remain in effect. Moreover, in the event of termination of this Agreement pursuant to Section 10.01, nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any willful breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

  10.03 Amendment. This Agreement may be amended, supplemented or modified at any time prior to the Effective Time, whether prior to or after adoption of this Agreement at the Company Stockholders' Meeting, but after such adoption only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

  10.04 Waiver. At any time prior to the Effective Time any party hereto may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                                  ARTICLE XI.

                              GENERAL PROVISIONS

  11.01 Non-Survival of Representations, Warranties, Covenants and
Agreements. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger but shall terminate at the Effective Time, except for (i) the covenants and agreements contained in Articles II, III and IV and in Sections 8.06 (to the extent expressly set forth in Section 8.06), 8.07, 8.09, 8.10, 8.11, 8.12, 8.14, 8.15 and 8.16 which shall survive the Merger, and (ii) the representations and warranties contained in Section 6.13 which shall survive for a period of eighteen (18) months after the Merger.

  11.02 Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

  "Acquisition Proposal" has the meaning ascribed to it in Section 8.01.

  "Affiliate" has the meaning ascribed to it in Section 8.08.

  "Amendment Time" has the meaning ascribed to it in Section 2.01.

  "Antitrust Division" has the meaning ascribed to it in Section 8.06.

  "Appraiser" means an independent nationally recognized investment banking firm or a firm having experience or specializing in valuations of television broadcast businesses.

  "ATILP" has the meaning ascribed to it in the recitals to this Agreement.

  "ATILP Liquidation Plan" has the meaning ascribed to it in the recitals to this Agreement.

  "ATP" has the meaning ascribed to it in the recitals to this Agreement.

  "Bridge Debt" means indebtedness of Cash Sub in the aggregate principal amount of $200 million for the purposes of consummating the transactions contemplated by this Agreement.

  "Broadcast Subsidiaries" has the meaning ascribed to it in the recitals to this Agreement.

  "Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

  "Cap" has the meaning ascribed to it in Section 8.10(b).

  "Cash Consideration" has the meaning ascribed to it in Section 3.01(c)(ii).

  "Cash Conversion Number" has the meaning ascribed to it in Section 3.03(a).

  "Cash Election" has the meaning ascribed to it in Section 3.02(a)(i).

  "Cash Election Shares" has the meaning ascribed to it in Section 3.03(b).

  "Cash Proration Factor" has the meaning ascribed to it in Section
3.03(b)(i).

  "Certificates" has the meaning ascribed to it in Section 3.04(c).

  "Certificate of Merger" has the meaning ascribed to it in Section 1.02.

  "Closing" has the meaning ascribed to it in Section 1.03.

  "Closing Date" has the meaning ascribed to it in Section 1.03.

  "Code" has the meaning ascribed to it in the recitals to this Agreement.

  "Communications Act" has the meaning ascribed to it in Section 5.04(b).

  "Company Disclosure Letter" has the meaning ascribed to it in Article V.

  "Company Employee Benefit Plan" means any Plan entered into, established, maintained, contributed to or required to be contributed to by the Company or any Company ERISA Affiliate providing benefits to employees, former employees, independent contractors, former independent contractors of the Company or any Company ERISA Affiliate, or their dependents or beneficiaries.

  "Company ERISA Affiliate" means an entity required (at any relevant time) to be aggregated with the Company under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

  "Company Financial Statements" has the meaning ascribed to it in Section 5.05(a).

  "Company Material Adverse Effect" has the meaning ascribed to it in Section 5.01.

  "Company Option" has the meaning ascribed to it in Section 3.01(e).

  "Company Permits" has the meaning ascribed to it in Section 5.09(a).

  "Company Preferred Stock" means the Series A Preferred Stock and the Series B Preferred Stock.

  "Company SEC Reports" has the meaning ascribed to it in Section 5.05(a).

  "Company Series A Common Stock" means the Series A Common Stock, $.01 par value, of the Company authorized pursuant to the Restated Charter.

  "Company Series B Common Stock" means the Series B Common Stock, $.01 par value, of the Company authorized pursuant to the Restated Charter.

  "Company Series A Preferred Stock" means the Series A Preferred Stock, $.01 par value, of the Company authorized pursuant to the Restated Charter.

  "Company Series B Preferred Stock" means the Series B Preferred Stock, $.01 par value, of the Company authorized pursuant to the Restated Charter.

  "Company Stockholder Approval" has the meaning ascribed to it in Section
5.03.

  "Company Stockholders' Meeting" has the meaning ascribed to it in Section
8.05.

  "Constituent Corporations" has the meaning ascribed to it in Section 1.01.

  "Contracts" has the meaning ascribed to it in Section 5.04(a).

  "Contributed Cash" has the meaning ascribed to it in Section 2.02(a).

  "Contribution" has the meaning ascribed to it in Section 2.02(a).

  "DGCL" has the meaning ascribed to it in Section 1.01.

  "Dissenting Share" has the meaning ascribed to it in Section 3.06(i).

  "Effective Time" has the meaning ascribed to it in Section 1.02.

  "Electing Optionholders" means Bob Marbut, Blake Byrne, Ibra Morales and Harry Hawks.

  "Election" has the meaning ascribed to it in Section 3.02(a).

  "Election Date" has the meaning ascribed to it in Section 3.02(e).

  "Election Deadline" has the meaning ascribed to it in Section 3.02(f).

  "Environmental Law" means any federal, state, local or foreign law, regulation, treaty, order, decree, permit, authorization, policy, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any chemical substance or waste; or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" has the meaning ascribed to it in Section 5.04(b).

  "Exchange Agent" has the meaning ascribed to it in Section 3.02(c).

  "Excluded Cash" has the meaning ascribed to it in Section 2.02(b)(i).

  "Existing Common Stock" means the Existing Series A Common Stock, the Existing Series B Common Stock and the Existing Series C Common Stock.

  "Existing Preferred Stock" means the Existing Series A Preferred Stock and the Existing Series B Preferred Stock.

  "Existing Series A Common Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "Existing Series B Common Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "Existing Series C Common Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "Existing Series A Preferred Stock" means the Series A Preferred Stock, par value $.01 per share, of the Company as of the date of this Agreement.

  "Existing Series B Preferred Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "FCC" means the Federal Communications Commission.

  "FCC Approval" has the meaning ascribed to it in Section 5.04(b).

  "FCC Licenses" means, with respect to any person, all licenses, permits and other authorizations of the FCC that such person is required to hold in connection with the operation of its business.

  "FCC Regulations" has the meaning ascribed to it in Section 5.04(b).

  "Final Order" has the meaning ascribed to it in Section 8.06.

  "Florida Station Assets" has the meaning ascribed to it in Section
2.02(b)(v).

  "Form of Election" has the meaning ascribed to it in Section 3.02(d).

  "Form S-4" has the meaning ascribed to it in Section 8.04.

  "FTC" has the meaning ascribed to it in Section 8.06.

  "GAAP" has the meaning ascribed to it in Section 4.01(a).

  "Gannett Exchange Transactions" means the transactions set forth in that certain Asset Exchange Agreement dated November 20, 1996 among certain Subsidiaries of Gannett Co., Inc. and certain Subsidiaries of the Company, as such agreement is in effect on the date hereof.

  "Governmental or Regulatory Authority" has the meaning ascribed to it in
Section 5.04(a).

  "Hazardous Substance" means any substance that is: (A) listed, classified or regulated in any concentration pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which may be the subject of regulatory action by any Governmental or Regulatory Authority pursuant to any Environmental Law.

  "Hearst Broadcasting Productions" means a unit of Parent's WCVB division engaged in the production of programming for cable networks and broadcast stations.

  "Holder Representatives" has the meaning ascribed to it in Section 3.02(g).

  "HSR Act" has the meaning ascribed to it in Section 5.04(b).

  "Indemnities" has the meaning ascribed to it in Section 8.11(a).

  "Intangible Property" has the meaning ascribed to it in Section 2.02(a)(ix).

  "IRS" means the United States Internal Revenue Service.

  "knowledge" means, with respect to the Company or Parent (or any of their respective Subsidiaries), to the knowledge of the executive officers and directors of the Company or Parent, as the case may be.

  "Laws" has the meaning ascribed to it in Section 5.04(a).

  "Lien" has the meaning ascribed to it in Section 5.02(b).

  "Liquidation Plans" means, collectively, the ATILP Liquidation Plan, the TIP Liquidation Plan, the ATP Liquidation Plan and the ATIGP Liquidation Plan.

  "Losses" has the meaning ascribed to it in Section 8.14.

  "Material Parent Station Contracts" has the meaning ascribed to it in
Section 6.10.

  "Material Subsidiary" means any direct or indirect "Significant Subsidiary" of the Company as that term is defined in Rule 405 of the rules and regulations promulgated under the Securities Act, or any Subsidiary of the Company that either owns or operates a Company Station or holds an FCC License.

  "Merger" has the meaning ascribed to it in the recitals to this Agreement.

  "Merger Sub Common Stock" has the meaning ascribed to it in Section 3.01(a).

  "Missouri LMA" has the meaning ascribed to it in Section 2.02(b)(vi).

  "Mixed Consideration" has the meaning ascribed to it in Section
3.01(c)(iii).

  "Mixed Election" has the meaning ascribed to it in Section 3.02(a)(iii).

  "Mixed Election Cash Shares" has the meaning ascribed to it in Section
3.03(b).

  "Mixed Election Shares" has the meaning ascribed to it in Section 3.03(b).

  "Mixed Election Stock Shares" has the meaning ascribed to it in Section
3.03(c).

  "Mixed Option Cash Shares" has the meaning ascribed to it in Section 3.03(b).

  "Mixed Option Stock Shares" has the meaning ascribed to it in Section
3.03(c).

  "NASDAQ" means the National Association of Securities Dealers Automated Quotation System.

  "Non-Electing Company Common Shares" has the meaning ascribed to it in
Section 3.03(h).

  "Non-Purchasing Party" has the meaning ascribed to it in Section 8.15.

  "Option Cash" has the meaning ascribed to it in Section 3.01(e)(iii).

  "Option Cash Difference" has the meaning ascribed to it in Section 3.07.

  "Option Cash Election" has the meaning ascribed to it in Section 3.02(b)(ii).

  "Option Cash Shares" has the meaning ascribed to it in Section 3.03(b).

  "Option Election" has the meaning ascribed to it in Section 3.02(b).

  "Option Election Form" has the meaning ascribed to it in Section 3.02(d).

  "Option Mixed Consideration" has the meaning ascribed to it in Section 3.01(e)(iv).

  "Option Mixed Election" has the meaning ascribed to it in Section
3.02(b)(iv).

  "Option Rollover" has the meaning ascribed to it in Section 3.01(e)(i).

  "Option Stock" has the meaning ascribed to it in Section 3.01(e)(ii).

  "Option Stock Shares" has the meaning ascribed to it in Section 3.03(c).

  "Options" has the meaning ascribed to it in Section 5.02(a).

  "Orders" has the meaning ascribed to it in Section 5.04(a).

  "Parent Adjustment Amount" has the meaning ascribed to it in Section 4.01(b).

  "Parent Disclosure Letter" has the meaning ascribed to it in Article VI.

  "Parent ERISA Affiliate" means an entity required to be aggregated (at any relevant time) with Parent under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

  "Parent Material Adverse Effect" has the meaning ascribed to it in Section
6.01.

  "Parent Permits" has the meaning ascribed to it in Section 6.09(a).

  "Parent Station Assets" has the meaning ascribed to it in Section 2.02(a).

  "Parent Station Assumed Liabilities" has the meaning ascribed to it in
Section 2.02(c).

  "Parent Station Balance Sheet" has the meaning ascribed to it in Section 4.01(a).

  "Parent Station Business" has the meaning ascribed to it in Section 2.02(a).

  "Parent Station Contracts" has the meaning ascribed to it in Section 2.02(a)(iv).

  "Parent Station Employees" has the meaning ascribed to it in Section
2.02(f).

  "Parent Station Employee Benefit Plan" means any Plan entered into, established, maintained, contributed to or required to be contributed to by Parent or any Parent ERISA Affiliate providing benefits to employees, former employees, independent contractors, former independent contractors of the Parent Station Business or their dependents or beneficiaries.

  "Parent Station Excluded Assets" has the meaning ascribed to it in Section 2.02(b).

  "Parent Station Excluded Liabilities" has the meaning ascribed to it in
Section 2.02(d).

  "Parent Station Financial Statements" has the meaning ascribed to it in
Section 6.05.

  "Parent Station Leases" has the meaning ascribed to it in Section
2.02(a)(iii).

  "Parent Station Net Assets" means an amount equal to (i) the total current assets of the Parent Station Business, but only to the extent included in the Parent Station Assets, less (ii) the total current liabilities of the Parent Station Business, but only to the extent included in the Parent Station Assumed Liabilities.

  "Parent Station Permits" has the meaning ascribed to it in Section
2.02(a)(v).

  "Parent Station Statement of Net Assets" has the meaning ascribed to it in
Section 4.01(a).

  "Parent Station Tangible Property" has the meaning ascribed to it in Section 2.02(a)(i).

  "Per Share Amount" has the meaning ascribed to it in Section 3.01(f).

  "Permitted Liens" means, with respect to any asset or property, (i) statutory liens for current taxes or assessments (A) not yet due and payable or delinquent or (B) being contested in good faith and, in respect of which adequate reserves have been established in accordance with GAAP; (ii) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations not yet due and payable; (iii) exceptions that would be shown by surveys or personal inspection of such property that do not individually or in the aggregate materially adversely affect the ability to use the particular property involved as currently used; (iv) terms and conditions of any leases with respect to such asset or property; (v) such easements, restrictions, encumbrances or other matters which are due to zoning and subdivision laws and regulations that do not individually or in the aggregate materially adversely affect the ability to use the particular property as currently used; (vi) such defects in title, easements, restrictions, encumbrances or other matters which do not have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

  "Plan" means any employment, bonus, incentive compensation, collective bargaining, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

  "Private Placement Debt" means the indebtedness of Parent under Parent's 7.87% Series A Senior Notes due 2001, 8.01% Series B Senior Notes due 2002, and Series C Senior Notes due 2003, which indebtedness shall not exceed in the aggregate Two Hundred Seventy-Five Million Dollars ($275,000,000).

  "Pro Forma Financial Statements" has the meaning ascribed to it in Section 5.05(b).

  "Proxy Statement/Prospectus" has the meaning ascribed to it in Section 8.04.

  "Purchasing Party" has the meaning ascribed to it in Section 8.15.

  "Radio Assets" has the meaning ascribed to it in Section 2.02(b)(iii).

  "Refinancing" has the meaning ascribed to it in Section 9.01(h).

  "Registration Rights Agreement" has the meaning ascribed to it in the recitals to this Agreement.

  "Representatives" has the meaning ascribed to it in Section 8.01.

  "Restated Charter" has the meaning ascribed to it in the recitals to this Agreement.

  "SEC" has the meaning ascribed to it in Section 5.04(b).

  "Secretary of State" has the meaning ascribed to it in Section 1.02.

  "Securities Act" has the meaning ascribed to it in Section 5.04(b).

  "Series A Common Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "Series A Preferred Stock" means the Series A Preferred Stock, par value $.01 per share, of the Company.

  "Series B Common Stock" means the Series B Common Stock, par value $.01 per share, of the Company.

  "Series B Preferred Stock" means the Series B Preferred Stock, par value $.01 per share, of the Company.

  "Series C Common Stock" has the meaning ascribed to it in the recitals to this Agreement.

  "Stock Conversion Number" has the meaning ascribed to it in Section 3.03(a).

  "Stock Contribution" has the meaning ascribed to it in Section 3.01(c)(i).

  "Stock Election" has the meaning ascribed to it in Section 3.02(a)(ii).

  "Stock Election Shares" has the meaning ascribed to it in Section 3.03(c).

  "Stock Proration Factor" has the meaning ascribed to it in Section
3.03(c)(i).

  "Subsidiary" has the meaning ascribed to it in Section 5.01.

  "Surviving Corporation" has the meaning ascribed to it in Section 1.01.

  "Surviving Corporation Options" has the meaning ascribed to it in Section 3.01(e)(i).

  "Surviving Corporation Series A Common Stock" has the meaning ascribed to it in Section 3.01(c)(i).

  "Surviving Corporation Series A Preferred Stock" has the meaning ascribed to it in Section 3.01(d).

  "Surviving Corporation Series B Common Stock" has the meaning ascribed to it in Section 3.01(a).

  "Surviving Corporation Series B Preferred Stock" has the meaning ascribed to it in Section 3.01(d).

  "Taxes" has the meaning ascribed to it in Section 2.02(b)(iv).

  "Tax Refund" has the meaning ascribed to it in Section 2.02(b)(iv).

  "TIP" has the meaning ascribed to it in the recitals to this Agreement.

  "TIP Liquidation Plan" has the meaning ascribed to it in the recitals to this Agreement.

  "Transfer Taxes" means all sales, use, transfer, real property transfer, recording, gains and other similar taxes and fees arising out of or in connection with the transactions effected pursuant to this Agreement.

  "Unaudited 1996 Financial Statements" has the meaning ascribed to it in
Section 5.05(a).

  "Voting Agreements" has the meaning ascribed to it in the recitals to this Agreement.

  11.03 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

  If to Parent or Merger Sub, to:

    The Hearst Corporation
    959 Eighth Avenue
    New York, New York 10010
    Telephone No.: (212) 649-2000
    Facsimile No.: (212) 649-2035
    Attn: Victor F. Ganzi

  with a copy to:

    Rogers & Wells
    200 Park Avenue
    New York, New York 10166
    Telephone No.: (212) 878-8000
    Facsimile No.: (212) 878-8375
    Attn: Steven A. Hobbs, Esq.

  If to the Company, to:

    Argyle Television, Inc.
    200 Concord Plaza, Suite 700
    San Antonio, Texas 78216
    Telephone No.: (210) 828-1700
    Facsimile No.: (210) 828-7300
    Attn: Dean H. Blythe

  with a copy to:

    Locke Purnell Rain Harrell
    2200 Ross Avenue, Suite 2200
    Dallas, Texas 75201
    Telephone No.: (214) 740-8000
    Facsimile No.: (214) 740-8800
    Attn: Guy Kerr, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

  11.04 Entire Agreement. This Agreement, including the exhibits, schedules and any other documents referenced herein, supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and, together with the Parent Disclosure Letter and the Company Disclosure Letter, contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

  11.05 Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective Subsidiaries and their Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

  11.06 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and except as provided in Section 8.09, 8.10 and 8.14 (which are intended to be for the benefit of the persons entitled to therein, and may be enforced by any of such persons), it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

  11.07 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void.

  11.08 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

  11.09 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

  11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof.

  11.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer thereunto duly authorized as of the date first above written.

                                          The Hearst Corporation

                                                   /s/ Victor F. Ganzi
                                          By:__________________________________
                                            Name: Victor F. Ganzi
                                            Title: Executive Vice President

                                          Hat Merger Sub, Inc.

                                                   /s/ Jonathan E. Thackeray
                                          By:__________________________________
                                            Name: Jonathan E. Thackeray
                                            Title: President

                                          Hat Contribution Sub, Inc.

                                                   /s/ Jonathan E. Thackeray
                                          By:__________________________________
                                            Name: Jonathan E. Thackeray
                                            Title: President

                                          Argyle Television, Inc.

                                                   /s/ Bob Marbut
                                          By:__________________________________
                                            Name: Bob Marbut
                                            Title: Chairman and Chief
                                            Executive Officer

                                                                       EXHIBIT A
                                                             TO MERGER AGREEMENT

                            FORM OF RESTATED CHARTER

                See Appendix C to the Proxy Statement/Prospectus

                                                                      EXHIBIT B
                                                            TO MERGER AGREEMENT

  REGISTRATION RIGHTS AGREEMENT, dated as of       , 1997, among Hearst/Argyle
Television, Inc., a Delaware corporation (the "Company"), and the Holders (as defined below).

  WHEREAS, in connection with the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (the "Merger Agreement"), among The Hearst Corporation, a Delaware corporation, the Company, HAT Merger Sub, Inc., a Delaware corporation, HAT Contribution Sub, Inc., a Delaware corporation and Argyle Television, Inc., a Delaware corporation, each initial Holder may receive shares of Common Stock (as defined below); and

  WHEREAS, the Company has agreed to provide each Holder with the registration rights set forth in this Agreement.

  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

  Section 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

  "Advice" shall have the meaning set forth in Section 5 hereof.

  "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Business Day" means any day that is not a Saturday, a Sunday or a legal holiday on which banking institutions in the State of New York are not required to be open.

  "Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock issued by such person, including each class of common stock and preferred stock of such person.

  "Common Stock" means the Series A Common Stock, par value $.01 per share, of the Company or any other shares of capital stock or other securities of the Company into which such shares of Common Stock shall be reclassified or changed, including, by reason of a merger, consolidation, reorganization or recapitalization. If the Common Stock has been so reclassified or changed, or if the Company pays a dividend or makes a distribution on the Common Stock in shares of capital stock, or subdivides (or combines) its outstanding shares of Common Stock into a greater (or smaller) number of shares of Common Stock, a share of Common Stock shall be deemed to be such number of shares of stock and amount of other securities to which a holder of a share of Common Stock outstanding immediately prior to such change, reclassification, exchange, dividend, distribution, subdivision or combination would be entitled.

  "Company" shall have the meaning set forth in the introductory clauses hereof.

  "Company Common Stock" shall have the meaning specified in the Merger
Agreement.

  "Delay Period" shall have the meaning set forth in Section 2(e) hereof.

  "Demand Notice" shall have the meaning set forth in Section 2(a) hereof.

  "Demand Registration" shall have the meaning set forth in Section 2(b) hereof.

  "Effectiveness Period" shall have the meaning set forth in Section 2(e) hereof.

  "Effective Time" shall have the meaning specified in the Merger Agreement.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

  "Hold Back Period" shall have the meaning set forth in Section 4 hereof.

  "Holder" means a person who owns Registrable Shares and is named on the signature pages hereof as a Holder.

  "Interruption Period" shall have the meaning set forth in Section 5 hereof.

  "Merger Agreement" shall have the meaning set forth in the introductory clauses hereof.

  "NASD" means the National Association of Securities Dealers, Inc.

  "person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Piggyback Registration" shall have the meaning set forth in Section 3 hereof.

  "Prospectus" means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

  "Registrable Shares" means the shares of Common Stock issued to each Holder in the Merger, other than shares of Common Stock issued in respect of shares of Company Common Stock that prior to the Merger (i) were registered under
Section 5 of the Securities Act and disposed of pursuant to an effective Registration Statement or (ii) were transferred pursuant to Rule 144 under the Securities Act .

  "Registration" means registration under the Securities Act of an offering of Registrable Shares pursuant to a Demand Registration or a Piggyback Registration.

  "Registration Period" shall have the meaning set forth in Section 2(a) hereof.

  "Registration Statement" means any registration statement under the Securities Act of the Company that covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

  "underwritten registration or underwritten offering" means a registration under the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

  Section 2. DEMAND REGISTRATION. (a) The Holders of at least 330,000 of the Registrable Shares held by all Holders shall have the right, during the period (the "Registration Period") commencing on the date which is one hundred and eighty (180) days after the Effective Time and ending on the date which is five hundred and forty (540) days after the Effective Time (except as provided in the last sentence of this Section 2), by written notice (the "Demand Notice") given to the Company, to request the Company to register under and in accordance with the provisions of the Securities Act for distribution by means of a firm commitment underwritten public offering all or any portion of the Registrable Shares designated by such Holders; provided, however, that the right of the Holders hereunder to request a registration pursuant to this
Section 2 shall terminate and be of no further force and effect in the event that at least 90% of the Registrable Shares requested by Holders to be included in a Piggyback Registration pursuant to Section 3 are sold. Upon receipt of any such Demand Notice, the Company shall promptly notify all other Holders of the receipt of such Demand Notice and allow them the opportunity to include Registrable Shares held by them in the proposed registration by submitting their own Demand Notice. In connection with any Demand Registration in which more than one Holder participates, in the event that the managing underwriter or underwriters participating in such offering advise in writing the Holders of Registrable Shares to be included in such offering that the total number of Registrable Shares to be included in such offering exceeds the amount that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the Registrable Shares to be sold), then the amount of Registrable Shares to be offered for the account of such Holders shall be reduced pro rata on the basis of the number of Registrable Shares to be registered by each such Holder. The Holders as a group shall be entitled to one Demand Registration pursuant to this Section 2 unless any Demand Registration does not become effective or is not maintained for a period (whether or not continuous) of at least one hundred and twenty (120) days (or such shorter period as shall terminate when all the Registrable Shares covered by such Demand Registration have been sold pursuant thereto), in which case the Holders will be entitled within thirty (30) days thereafter to request an additional Demand Registration pursuant hereto.

  (b) The Company, within ninety (90) days of the date on which the Company receives a Demand Notice given by Holders in accordance with Section 2(a) hereof, shall file with the SEC, and the Company shall thereafter use its best efforts to cause to be declared effective, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the total number of Registrable Shares specified by the Holders in such Demand Notice (a "Demand Registration").

  (c) Notwithstanding the foregoing, the Company shall not have any obligation to effect a Demand Registration pursuant to this Section 2 unless (i) the gross proceeds from the sale of the Registrable Shares included in the Demand Registration are expected to be at least $45 million, and (ii) at the date of the Demand Notice, the average daily trading volume of the Common Stock for the prior sixty (60) trading days as reported by the national securities exchange or automated interdealer quotation system on which the Common Stock is so listed or quoted is less than 150,000 shares.

  (d) The Company shall use commercially reasonable efforts to keep each Registration Statement filed pursuant to this Section 2 continuously effective and usable for the resale of the Registrable Shares covered thereby until the earlier of (i) one hundred and twenty (120) days from the date on which the SEC declares such Registration Statement effective and (ii) until all the Registrable Shares covered by such Registration Statement have been sold pursuant to such Registration Statement.

  (e) The Company shall be entitled to postpone the filing of any Registration Statement otherwise required to be prepared and filed by the Company pursuant to this Section 2, or suspend the use of any effective Registration Statement under this Section 2, for a reasonable period of time, but not in excess of ninety (90) days (a "Delay Period"), if the Board of the Company determines that in its reasonable judgment and good faith the registration and distribution of the Registrable Shares covered or to be covered by such Registration

Statement would materially impede, delay or interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries or would require premature disclosure thereof and promptly gives the Holders written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the period of the anticipated delay; provided, however, that (i) the aggregate number of days included in all Delay Periods during any consecutive 12 months shall not exceed the aggregate of (x) one hundred and eighty (180) days minus (y) the number of days occurring during all Hold Back Periods and Interruption Periods during such consecutive 12 months and (ii) a period of at least sixty (60) days shall elapse between the termination of any Delay Period, Hold Back Period or Interruption Period and the commencement of the immediately succeeding Delay Period. If the Company shall so postpone the filing of a Registration Statement, the Holders of Registrable Shares to be registered shall have the right to withdraw the request for registration by giving written notice from the Holders of a majority of the Registrable Shares that were to be registered to the Company within forty-five (45) days after receipt of the notice of postponement or, if earlier, the termination of such Delay Period (and, in the event of such withdrawal, such request shall not be counted for purposes of determining the number of requests for registration to which the Holders of Registrable Shares are entitled pursuant to this Section
2). The time period for which the Company is required to maintain the effectiveness of any Registration Statement shall be extended by the aggregate number of days of all Delay Periods, all Hold Back Periods and all Interruption Periods occurring during such Registration and such period and any extension thereof is hereinafter referred to as the "Effectiveness Period." The Company shall not be entitled to initiate a Delay Period unless it shall (A) to the extent permitted by agreements with other security holders of the Company, concurrently prohibit sales by such other security holders under registration statements covering securities held by such other security holders and (B) in accordance with the Company's policies from time to time in effect, forbid purchases and sales in the open market by senior executives of the Company.

  (f) The Company shall have the right in its sole discretion to include any securities that are not Registrable Shares ("Non-Registrable Securities") in any Registration Statement filed pursuant to this Section 2; provided, however, that in the event the managing underwriter or underwriters participating in such offering advises the Company in writing that the total number of Non-Registrable Securities to be included in such offering exceeds the amount that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the Registrable Shares to be sold), then the amount of Non-Registrable Securities to be offered for the account of the Company shall be reduced to an amount that the managing underwriter or underwriters participating in the offering reasonably determine can be sold in such offering without materially delaying or jeopardizing the success of such offering.

  (g) Holders of a majority in number of the Registrable Shares to be included in a Registration Statement pursuant to this Section 2 may, at any time prior to the effective date of the Registration Statement relating to such Registration, revoke such request by providing a written notice to the Company revoking such request. The Holders of Registrable Shares who revoke such request shall reimburse the Company for all of its out-of-pocket expenses incurred in the preparation, filing and processing of the Registration Statement; provided, however, that, if such revocation was based on the Company's failure to comply in any material respect with its obligations hereunder, such reimbursement shall not be required.

  Section 3. PIGGYBACK REGISTRATION. (a) Right to Piggyback. If at any time during the period commencing on the date of this Agreement and ending on the date which is five hundred and forty (540) days after the Effective Time the Company proposes to file a registration statement under the Securities Act with respect to a public offering of securities of the same type as the Registrable Shares pursuant to a firm commitment underwritten public offering solely for cash for its own account (other than a registration statement (i) on Form S-8 or any successor forms thereto, or (ii) filed solely in connection with a dividend reinvestment plan or employee benefit plan covering officers or directors of the Company or its Affiliates) or for the account of any holder of securities of the same type as the Registrable Shares (to the extent that the Company has the right to include Registrable Shares in any registration statement to be filed by the Company on behalf of such holder but excluding a Demand Registration), then the Company shall give written notice of such proposed filing to the Holders at least fifteen (15) days before the anticipated filing date. Such notice shall offer the Holders the opportunity to register such amount of Registrable Shares as they may request (a "Piggyback Registration"). Subject to Section 3(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Shares with respect to which the Company has received written requests for inclusion therein within ten (10) days after notice has been given to the Holders. Each Holder shall be permitted to withdraw all or any portion of the Registrable Shares of such Holder from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration; provided, however, that if such withdrawal occurs after the filing of the Registration Statement with respect to such Piggyback Registration, the withdrawing Holders shall reimburse the Company for the portion of the registration expenses payable with respect to the Registrable Shares so withdrawn.

  (b) Priority on Piggyback Registrations. The Company shall use commercially reasonable efforts to cause the managing underwriter of an underwritten public offering to permit the Holders to include all such Registrable Shares on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the Company or the managing underwriter or underwriters participating in such offering advise the Holders in writing that the total amount of securities requested to be included in such Piggyback Registration exceeds the amount which can be sold in (or during the time of) such offering without delaying, jeopardizing or otherwise adversely affecting the success of the offering (including the price per share of the securities to be sold), then the amount of securities to be offered for the account of the Holders and other holders of securities who have piggyback registration rights with respect thereto shall be reduced (to zero if necessary) pro rata on the basis of the number of common stock equivalents requested to be registered by each such Holder or holder participating in such offering.

  (c) Right To Abandon. Nothing in this Section 3 shall create any liability on the part of the Company to the Holders if the Company in its sole discretion should decide not to file a registration statement proposed to be filed pursuant to Section 3(a) hereof or to withdraw such registration statement subsequent to its filing, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

  Section 4. HOLDBACK AGREEMENT. If (i) the Company shall file a registration statement (other than in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act) with respect to the Common Stock or similar securities or securities convertible into, or exchangeable or exercisable for, such securities and (ii) with reasonable prior notice, the Company (in the case of a nonunderwritten public offering by the Company pursuant to such registration statement) advises the Holders in writing that a public sale or distribution of such Registrable Shares would materially adversely affect such offering or the managing underwriter or underwriters (in the case of an underwritten public offering by the Company pursuant to such registration statement) advises the Company in writing (in which case the Company shall notify the Holders) that a public sale or distribution of Registrable Shares would materially adversely impact such offering, then each Holder shall, to the extent not inconsistent with applicable law, refrain from effecting any public sale or distribution of Registrable Shares during the ten days prior to the effective date of such registration statement and until the earliest of (A) the abandonment of such offering, (B) one hundred and twenty
(120) days from the effective date of such registration statement and (C) if such offering is an underwritten offering, the termination in whole or in part of any "hold back" period obtained by the underwriter or underwriters in such offering from the Company in connection therewith (each such period, a "Hold Back Period").

  Section 5. REGISTRATION PROCEDURES. In connection with the registration obligations of the Company pursuant to and in accordance with Sections 2 and 3 hereof (and subject to Sections 2 and 3 hereof), the Company shall use commercially reasonable efforts to effect such registration to permit the sale of such Registrable Shares in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as practicable (but subject to Sections 2 and 3 hereof):

    (a) prepare and file with the SEC a Registration Statement for the sale of the Registrable Shares on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate in accordance with such Holders' intended method or methods of distribution thereof, subject to Section 2(b) hereof, and, subject to the Company's right to terminate or abandon a registration pursuant to Section 3(c) hereof, use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective as provided herein;

    (b) prepare and file with the SEC such amendments (including post-effective amendments) to such Registration Statement, and such supplements to the related Prospectus, as may be required by the rules, regulations or instructions applicable to the Securities Act during the applicable period in accordance with the intended methods of disposition specified by the Holders of the Registrable Shares covered by such Registration Statement, make generally available earnings statements satisfying the provisions of
  Section 11(a) of the Securities Act (provided that the Company shall be deemed to have complied with this clause if it has complied with Rule 158 under the Securities Act), and cause the related Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act; provided, however, that before filing a Registration Statement or Prospectus, or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act), the Company shall furnish to the Holders of Registrable Shares covered by such Registration Statement and their counsel for review and comment, copies of all documents required to be filed;

    (c) notify the Holders of any Registrable Shares covered by such Registration Statement promptly and (if requested) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such Registration Statement or the related Prospectus or for additional information regarding such Holders, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notifications with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (v) of the happening of any event that requires the making of any changes in such Registration Statement, Prospectus or documents incorporated or deemed to be incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

    (d) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction in the United States;

    (e) furnish to the Holder of any Registrable Shares covered by such Registration Statement, each counsel for such Holders and each managing underwriter, if any, without charge, one conformed copy of such Registration Statement, as declared effective by the SEC, and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated or deemed to be incorporated therein by reference; and deliver, without charge, such number of copies of the preliminary prospectus, any amended preliminary prospectus, each final Prospectus and any post-effective amendment or supplement thereto, as such Holder may reasonably request in order to facilitate the disposition of the Registrable Shares of such Holder covered by such Registration Statement in conformity with the requirements of the Securities Act;

    (f) prior to any public offering of Registrable Shares covered by such Registration Statement, use commercially reasonable efforts to register or qualify such Registrable Shares for offer and sale under the securities or blue sky laws of such jurisdictions as the Holders of such Registrable Shares shall reasonably request in writing; provided, however, that the Company shall in no event be required to qualify generally to do business as a foreign corporation or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction where it has not theretofore done so or to take any action that would subject it to general service of process or taxation in any such jurisdiction where it is not then subject;

    (g) upon the occurrence of any event contemplated by paragraph 5(c)(v) above, prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus or any document incorporated or deemed to be incorporated therein by reference and file any other required document so that, as thereafter delivered to the purchasers of the Registrable Shares being sold thereunder (including upon the termination of any Delay Period), such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

    (h) use commercially reasonable efforts to cause all Registrable Shares covered by such Registration Statement to be listed on each securities exchange or automated interdealer quotation system, if any, on which similar securities issued by the Company are then listed or quoted;

    (i) on or before the effective date of such Registration Statement, provide the transfer agent of the Company for the Registrable Shares with printed certificates for the Registrable Shares covered by such Registration Statement, which are in a form eligible for deposit with The Depository Trust Company;

    (j) make available for inspection by any Holder of Registrable Shares included in such Registration Statement, any underwriter participating in any offering pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such Holder or underwriter (collectively, the "Inspectors"), all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibilities; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs a confidentiality agreement reasonably satisfactory to the Company but in any event permitting disclosure by an Inspector if either (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; provided further, however, that (A) any decision regarding the disclosure of information pursuant to subclause (i) shall be made only after consultation with counsel for the applicable Inspectors and the Company and (B) with respect to any release of Records pursuant to subclause (ii), each Holder of Registrable Shares agrees that it shall, promptly after learning that disclosure of such Records is sought in a court having jurisdiction, give notice to the Company so that the Company, at the Company's expense, may undertake appropriate action to prevent disclosure of such Records; and

    (k) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other appropriate and reasonable actions requested by the Holders of a majority of the Registrable Shares being sold in connection therewith (including those reasonably requested by the managing underwriters) in order to expedite or facilitate the disposition of such Registrable Shares, and in such connection (i) use commercially reasonable efforts to obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and counsel to the Holders of the Registrable Shares being sold), addressed to each selling Holder of Registrable Shares covered by such Registration Statement and each of the underwriters as to the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and underwriters, (ii) use commercially reasonable efforts to obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each selling Holder of Registrable Shares covered by the Registration Statement (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings, (iii) if requested and if an underwriting agreement is entered into, provide indemnification provisions and procedures substantially to the effect set forth in Section 8 hereof with respect to all parties to be indemnified pursuant to said Section. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder.

  The Company may require each Holder of Registrable Shares covered by a Registration Statement to furnish such information regarding such Holder and such Holder's intended method of disposition of such Registrable Shares as it may from time to time reasonably request in writing. If any such information is not furnished within a reasonable period of time after receipt of such request, the Company may exclude such Holder's Registrable Shares from such Registration Statement.

  Each Holder of Registrable Shares covered by a Registration Statement agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iii), 5(c)(iv) or 5(c)(v) hereof, that such Holder shall forthwith discontinue disposition of any Registrable Shares covered by such Registration Statement or the related Prospectus until receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(g) hereof, or until such Holder is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any amended or supplemented Prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Prospectus (such period during which disposition is discontinued being an "Interruption Period") and, if requested by the Company, the Holder shall deliver to the Company (at the expense of the Company) all copies then in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Shares at the time of receipt of such request.

  Each Holder of Registrable Shares covered by a Registration Statement further agrees not to utilize any material other than the applicable current preliminary prospectus or Prospectus in connection with the offering of such Registrable Shares.

  Section 6. REGISTRATION EXPENSES. Whether or not any Registration Statement is filed or becomes effective, the Company shall pay all costs, fees and expenses incident to the Company's performance of or compliance with this Agreement, including (i) all registration and filing fees, including NASD filing fees, (ii) all fees and expenses of compliance with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iii) printing expenses (including expenses of printing certificates for Registrable Shares and of printing prospectuses if the printing of prospectuses is requested by the Holders or the managing underwriter, if any), (iv) messenger, telephone and delivery expenses, (v) fees and disbursements of counsel for the Company, (vi) fees and disbursements of all independent certified public accountants of the Company (including expenses of any "cold comfort" letters required in connection with this Agreement) and all other persons retained by the Company in connection with such Registration Statement, (vii) reasonable fees and disbursements of one counsel, other than the Company's counsel, selected by Holders of a majority of the Registrable Shares being registered, to represent all such Holders,
(viii) fees and disbursements of underwriters customarily paid by the issuers or sellers of securities and (ix) all other costs, fees and expenses incident to the Company's performance or compliance with this Agreement. Notwithstanding the foregoing, the fees and expenses of any persons retained by any Holder, other than one counsel for all such Holders, and any discounts, commissions or brokers' fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of the Registrable Shares by a Holder, will be payable by such Holder and the Company will have no obligation to pay any such amounts.

  Section 7. UNDERWRITING REQUIREMENTS. In the case of any underwritten offering pursuant to either a Demand Registration or a Piggyback Registration, the Company shall select the institution or institutions that shall manage or lead such offering. No Holder shall be entitled to participate in an underwritten offering unless and until such Holder has entered into an underwriting or other agreement with such institution or institutions for such offering in such form as the Company and such institution or institutions shall determine and has completed and executed all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting arrangements.

  Section 8. INDEMNIFICATION. Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, each Holder of Registrable Shares whose Registrable Shares are covered by a Registration Statement or Prospectus, the officers, directors and agents and employees of each of them, each Person who controls each such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgment, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by or on behalf of such Holder expressly for use therein; provided, however, that the Company shall not be liable to any such Holder to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) having previously been furnished by or on behalf of the Company with copies of the Prospectus, such Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registrable Shares by such Holder to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; and provided further, however, that the Company shall not be liable in any such case to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Prospectus, if (x) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in all material respects in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such Holder thereafter fails to deliver such Prospectus as so amended or supplemented, prior to or concurrently with the sale of Registrable Shares.

  (b) Indemnification by Holder of Registrable Shares. In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with such Registration Statement or the related Prospectus and agrees to indemnify, to the full extent permitted by law, the Company, its directors, officers, agents or employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, agents or employees of such controlling Persons, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or the related Prospectus or any amendment or supplement thereto, or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon any information so furnished in writing by or on behalf of such Holder to the Company expressly for use in such Registration Statement or Prospectus.

  (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnify is sought (the "indemnifying party") of any claim or of the commencement of any proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the indemnifying party's expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that (i) an indemnified party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (1) the indemnifying party agrees to pay such fees and expenses; (2) the indemnifying party fails promptly to assume the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such indemnified party; or
(3) the named parties to any proceeding (including impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it that are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) subject to clause (3) above, the indemnifying party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the indemnifying party, such indemnified party shall not be subject to any liability for any settlement made without its consent. The indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

  (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 8(d), an indemnifying party that is a Holder shall not be required to contribute any amount which is in excess of the amount by which the total proceeds received by such Holder from the sale of the Registrable Shares sold by such Holder (net of all underwriting discounts and commissions) exceeds the amount of any damages that such indemnifying party has otherwise been required by pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

  Section 9. REPORTS UNDER THE EXCHANGE ACT. The Company agrees to:

    (a) file with the SEC in a timely manner all reports and other documents required to be filed by the Company under the Exchange Act; and

    (b) furnish to any Holder, during the term of this Agreement, as promptly as practicable upon request (i) a written statement by the Company that it has complied with the current public information and reporting requirements of Rule 144 under the Securities Act and the Exchange Act and (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC.

  Section 10. MISCELLANEOUS. (a) Termination. This Agreement and the obligations of the Company and the Holders hereunder (other than Sections 6 and 8 hereof) shall terminate on the first date on which no Registrable Shares remain outstanding.

  (b) Notices. All notices or communications hereunder shall be in writing (including telecopy or similar writing), addressed as follows:

  To the Company:

    Hearst/Argyle Television, Inc.
    [Address]
    Attention: Dean H. Blythe
    Telephone:
    Telecopier:

  With copies to:

    The Hearst Corporation
    959 Eighth Avenue
    New York, New York 10009
    Telephone: (212) 649-2000
    Telecopier: (212) 649-2035

    Rogers & Wells
    200 Park Avenue
    New York, New York 10166
    Attention: Steven A. Hobbs, Esq.
    Telephone: (212) 878-8005
    Telecopier: (212) 878-8375

  To a Holder of Registrable Shares, at the address of such Holder below such Holder's name on the signature pages hereof or, if not a party hereto or on the date hereof, such other address as such Holder may designate to the Company in writing.

  Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, (ii) upon transmission, if sent by confirmed telecopier, (iii) one business day after being deposited with a next-day courier, postage prepaid, or (iv) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address or to such other telecopier number as such party may designate in writing from time to time).

  (c) Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

  (d) Assignment. No Holder may assign its rights or obligations hereunder without the prior written consent of the Company and any purported assignment in violation hereof shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, devisees, legatees, legal representatives, successors and permitted assigns.

  (e) Entire Agreement. This Agreement represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

  (f) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of at least a majority in number of the Registrable Shares then outstanding.

  (g) Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties, except to the extent that such party is advised by counsel that such release or announcement is necessary or advisable under applicable law or the rules or regulations of any securities exchange or similar authority, in which case the party required to make the release or announcement shall to the extent practicable provide the other party with an opportunity to review and comment on such release or announcement in advance of its issuance.

  (h) Expenses. Whether or not the transactions contemplated hereby are consummated, except as otherwise provided herein, all costs and expenses incurred in connection with the execution of this Agreement shall be paid by the party incurring such costs or expenses, except as otherwise set forth herein.

  (i) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  (j) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to each other party.

  (k) Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the internal laws of Delaware.

  (l) Calculation of Time Periods. Except as otherwise indicated, all periods of time referred to herein shall include all Saturdays, Sundays and holidays; provided, however, that if the date to perform the act or give any notice with respect to this Agreement shall fall on a day other than a Business Day, such act or notice may be timely performed or given if performed or given on the next succeeding Business Day.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

                                          Hearst/Argyle Television, Inc.

                                          By __________________________________
                                            Name:
                                            Title:

                                          HOLDERS:

                                                                    EXHIBIT 1.05

                                                             TO MERGER AGREEMENT

                             DIRECTORS AND OFFICERS
                          OF THE SURVIVING CORPORATION

DIRECTORS

                                                               ELECTED BY
   NAME                                             CLASS      HOLDERS OF:
   ----                                             -----      -----------
   David J. Barrett................................   II  Series B Common Stock
   Frank A. Bennack, Jr. ..........................    I  Series B Common Stock
   John G. Conomikes...............................    I  Series B Common Stock
   Victor F. Ganzi.................................   II  Series B Common Stock
   George R. Hearst, Jr. ..........................    I  Series B Common Stock
   William R. Hearst III...........................   II  Series B Common Stock
   Bob Marbut......................................    I  Series B Common Stock
   Gilbert C. Maurer...............................    I  Series B Common Stock
   David Pulver....................................   II  Series A Common Stock
   Virginia H. Randt...............................   II  Series B Common Stock
   Caroline Williams...............................    I  Series A Common Stock

OFFICERS

   NAME                                               TITLE
   ----                                               -----
   Bob Marbut..............  Chairman and Co-Chief Executive Officer
   John G. Conomikes.......  President and Co-Chief Executive Officer
   David Barrett...........  Executive Vice President and Chief Operating Officer
   Anthony J. Vinciquerra..  Executive Vice President
   Harry T. Hawks..........  Senior Vice President and Chief Financial Officer
   Dean H. Blythe..........  Senior Vice President--Corporate Development, Secretary
                             and General Counsel
   Ibra Morales............  Senior Vice President--Sales

                                                                   EXHIBIT 8.08

                                                            TO MERGER AGREEMENT

                           FORM OF AFFILIATE LETTER

Argyle Television, Inc.
200 Concord Plaza, Suite 700
San Antonio, Texas 78216

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Argyle Television, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is (i) defined for purposes of paragraphs
(c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), or (ii) used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated as of March 26, 1997 (the "Agreement"), by and among the Company, The Hearst Corporation ("Parent"), HAT Contribution Sub, Inc. and HAT Merger Sub, Inc. ("Merger Sub"), Merger Sub will be merged with and into the Company, as a result of which the Company will be the surviving corporation (the "Merger").

  As a result of the Merger, I may receive shares of Surviving Corporation Series A Common Stock (as defined in the Agreement) in exchange for shares owned by me of Company Series A Common Stock (as defined in the Agreement).

  I represent, warrant and covenant to Parent that in the event I receive any Surviving Corporation Series A Common Stock as a result of the Merger:

    (m) I shall not make any sale, transfer or other disposition of the Surviving Corporation Series A Common Stock in violation of the Act or the Rules and Regulations.

    (n) I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Surviving Corporation Series A Common Stock to the extent I felt necessary, with my counsel or counsel for the Company.

    (o) I have been advised that the issuance of Surviving Corporation Series A Common Stock to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of the Company, I may be deemed to have been an affiliate of the Company and the distribution by me of the Surviving Corporation Series A Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Surviving Corporation Series A Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to the Surviving Corporation (as defined in the Merger Agreement), or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    (p) I understand that, except as may be provided in any registration rights agreement entered into by the Surviving Corporation and the undersigned, the Surviving Corporation is under no obligation to register the sale, transfer or other disposition of the Surviving Corporation Series A Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    (q) I also understand that stop transfer instructions will be given to the Surviving Corporation's transfer agents with respect to the Surviving Corporation Series A Common Stock and that there will be placed on the certificates for the Surviving Corporation Series A Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
    TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE
    TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED     ,
    BETWEEN THE REGISTERED HOLDER HEREOF AND     , A COPY OF WHICH
    AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF     ."

    (r) I also understand that unless the transfer by me of my Surviving Corporation Series A Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, the Surviving Corporation reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

  It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired the Surviving Corporation Series A Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Surviving Corporation Series A Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned, or (iii) the Surviving Corporation has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Surviving Corporation, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this day of     , 1997 by

ARGYLE TELEVISION, INC.


By:__________________________________
  Name:
  Title

                                                                EXHIBIT 9.01(I)

                                                            TO MERGER AGREEMENT

                         TERMS OF MANAGEMENT AGREEMENT

  1. Scope: The Management Agreement would cover WWWB-TV 32, Tampa, FL and Parent's Missouri LMA television stations, Parent's Baltimore AM/FM radio stations and all other television stations which may be acquired by Parent or any subsidiary or Affiliate thereof subsequent to the execution and prior to the Effective Time of the Merger Agreement (including WPBF-TV, West Palm Beach, if acquired). However, the management agreement would be subject to any contractual consents which may be required with respect to the Missouri LMA.

  2. Term: The term of the Management Agreement would commence at the Effective Time and would continue for each station respectively until the earlier of: (i) Parent's divestiture of the station to a third party; (ii)if applicable, the exercise of the option granted to the Surviving Corporation following the Merger (referred to herein as the "Company") to acquire the station, or (iii) five (5) years following the closing of the Merger Agreement, provided that, Parent would have the right to terminate the Management Agreement at any time upon 90 days prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised.

  3. Services: Subject to applicable laws, rules and regulations (including those of the FCC), the management services provided would be substantially similar to those management services Parent's Broadcasting Division management has provided the Parent Stations, and would include, without limitation, management services with respect to: sales; news; programming (subject to the rights of each station's licensee to retain sole responsibility for and control of the station's programming, including the right to pre-empt programming provided for under the management agreement); compliance with FCC and EEO laws, rules and regulations; preparation of operating and capital budgets and financial statements in accordance with GAAP; engineering; promotion; and accounting services.

  4. Management Fee: The management fee with respect to the managed stations would be the reimbursement of the Company's costs and expenses with respect to the managed television stations on an allocated basis to be determined in the formal Management Agreement, plus an amount equal to the greater of (i)(x) $50,000 for Parent's radio stations (counted as a single property) and $50,000 for the Missouri LMA, or (y) for all others, $100,000 per station, and (ii) a percentage of the positive broadcast cash flow from each such property listed below:

                      . Year 1--20%
                      . Year 2--30%
                      . Year 3--40%
                      . Year 4 and thereafter--50%

  5. Other Terms. The Management Agreement also will contain such other terms and provisions that are customary for such management agreements, including provisions with respect to the Communications Act and the rules and regulations of the FCC.

                         TERMS OF TV OPTION AGREEMENT

  1. Applicability--Acquisition options would be granted to the Company following the Merger and would apply to WWWB-32, Tampa, FL and the Missouri LMA. Parent would also grant a right of first refusal to the Company for a period of 36 months following the closing of the Merger Agreement with respect to WPBF-TV,

West Palm Beach, FL, if such station is acquired by Parent or a subsidiary or Affiliate of Parent and such station is proposed to be sold to a third party. Exercise of the right of first refusal would be by the Company's independent directors.

  2. Option Terms--For each applicable property, the option period would be 18 to 36 months following the Effective Time. The purchase price would be the fair market value of the respective station based upon an appraised value (provided that, in the case of the Missouri LMA, in no event would the purchase price be less than the Accumulated Costs as defined in the Option Agreement, plus interest thereon). If Parent elects to sell a station before the commencement of, or during, the option period, the Company would be granted a right of first refusal to acquire the station. Exercise of the right of first refusal would be by the Company's independent directors. Parent would be entitled to elect to receive the purchase price in either cash or Company stock. With respect to the Missouri LMA, if the option were exercised Parent would assign to the Company its rights and obligations under the applicable LMA documents and agreements (including the Option Agreement and the Programming Services and Time Brokerage Agreement) and the assignment would be subject to contractual consents.

  The exercise of the option for the applicable property would be triggered by action of the independent directors of the Company, and may be withdrawn by the Company after receipt of the appraisal, as described below. The appraiser shall be independent and selected by mutual agreement of the Company and Parent. If the Company and Parent cannot agree as to the selection of the appraiser, then each of them would select an appraiser and the two appraisers would select a third appraiser. The appraisal would take into account both the structure of the proposed transaction and the tax basis of the assets to be acquired by the Company. If three appraisers are used, the appraised value would be the average of the three appraisals. If the option is exercised and not withdrawn, the fees for the appraisal shall be paid as follows: (i) if a single appraiser is used, equally by the Company and Parent; and (ii) if three appraisers are used, each party pays the fees of its appraiser and the Company and Parent shall pay the fees of the third appraiser equally. If the option is exercised and withdrawn, then the Company shall pay the fees of all appraisers. If the option is not exercised the first refusal right would terminate.

  3. Other Terms. The Option Agreement also will contain such other terms and provisions that are customary for such option agreements, including provisions with respect to the Communications Act and the rules and regulations of the FCC.

                        TERMS OF RADIO FACILITIES LEASE

  1. Term: The term of the lease would commence at the Effective Time and continue for each radio station respectively until the earlier of: (i) Parent's divestiture of a radio station to a third party, in which case either party (i.e., the Company or the buyer of the station), would be entitled to terminate the lease with respect to that station upon 90 days prior written notice, or (ii) 36 months following the Effective Time.

  2. Other Terms and Conditions: The leased premises would be the premises occupied by each radio station as of the Effective Time and all other terms and conditions under which the stations occupy their respective premises would remain in effect (including allocations and adjustments to allocations as consistent with past practice on a historical basis). The lease also will contain such other terms and provisions that are customary for such leases, including provisions with respect to the Communications Act and the rules and regulations of the FCC.

                                                                EXHIBIT 9.02(F)

                                                            TO MERGER AGREEMENT

                             TAX SHARING AGREEMENT

  Agreement made this    day of      , 1997, by The Hearst Corporation
("Hearst"), and Argyle Television, Inc. ("Argyle TV"), both of which are Delaware corporations, to establish the sharing of the federal, state and local income and franchise taxes after Argyle TV Group (as hereinafter defined) becomes a member of Group (as hereinafter defined).

  1. Definitions

  (a) Group--Parent, Argyle TV Group and all other corporations (whether now existing or hereinafter formed or acquired) that at the relevant time would be entitled or required to join with Parent (or any successor common parent corporation) in filing a consolidated federal income tax return.

  (b) Parent--Hearst, or any successor common parent corporation of the Group.

  (c) Argyle TV Group--Argyle TV and any other corporation which would be included in the affiliated group of corporations as defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), of which Argyle TV would be the common parent, but for the inclusion of Argyle TV in another affiliated group.

  (d) Argyle TV Group Tax Liability--

    (1) The hypothetical consolidated federal income tax liability for the Argyle TV Group for a taxable year determined as if the Argyle TV Group had filed its own consolidated federal income tax return for such taxable year and all prior taxable years ending after the date hereof. Such hypothetical consolidated federal income tax liability shall be determined at the end of the taxable year and shall reflect any tax elections, conventions, treatments, or methods which (i) are actually utilized by the Group in filing its federal consolidated tax return, and (ii) are applied on a consistent basis from year to year (as so far is consistent with clause
  (i)). The hypothetical tax liability of the Argyle TV Group shall be computed by taking into account net operating loss, capital loss and investment tax credit carryforwards of the Argyle TV Group generated in taxable years during which Argyle TV Group was a member of the Group, and carryforwards from prior separate return years to the extent they are actually utilized by the Argyle Group.

    (2) For the years in which Argyle TV Group joins or leaves the Group, an election under Treasury Regulation Section 1.1502-76(b)(2)(ii) to ratably allocate Argyle TV Group's items of income, gain, deductions, losses and credits will be made by the required parties.

    (3) The Argyle TV Group Tax Liability shall be determined each year by Parent and shall be reviewed by Deloitte and Touche or such other nationally recognized firm of independent public accountants as may be regularly employed by the Group at the time of the determination.

  (e) Argyle TV Group Estimated Tax Liability--The hypothetical estimated consolidated federal income tax liability for the Argyle TV Group determined in accordance with the definition in Section 1, paragraph (d) as of the end of each quarter of the taxable year.

  2. Allocations of Consolidated Federal Income Tax Liability

  (a) Filing of Consolidated Returns

    So long as Parent and the Argyle TV Group are members of the Group, Parent shall file consolidated federal income tax returns for each taxable year ending after the date hereof, which shall include Argyle TV Group as a member of the Group.

  (b) Payment of Tax Liability

    For each taxable year (or portion thereof) during which the Argyle TV Group is included in a consolidated Federal income tax return with Parent, Argyle TV shall pay to Parent an amount equal to the Argyle TV Group Tax Liability. To the extent that the obligation to pay such amount has not been fully satisfied pursuant to paragraph 2(c), Argyle TV shall pay any such remaining amount to Parent by the date on which Parent is required to make its final payment of federal income taxes for the taxable year without the occurrence of penalties or additions to tax.

  (c) Estimated Quarterly Payments

    At the end of each quarter of each taxable year (or portion thereof) during which the Argyle TV Group is included in a consolidated Federal income tax return with Parent, Argyle TV shall make estimated payments to Parent, within five (5) days of receiving a request therefore, in an amount equal to the Argyle TV Group Estimated Tax Liability for the quarter. If the total of such estimated quarterly payments made by Argyle TV to Parent with respect to a given taxable year are in excess of the liability of Argyle TV to Parent pursuant to paragraph 2(b) for such taxable year, Parent shall pay the amount of such excess to Argyle TV no later than the date on which Parent files the consolidated federal income tax return for the Group.

  (d) Changes in Tax Liability

    (i) If the Argyle TV Group Tax Liability is changed as the result of any administrative settlement or final determination which is not litigated by Group or in a final judicial determination, then the amount of payment required from Argyle TV to Parent pursuant to paragraph 2(a) shall be recomputed by substituting the amount of the Argyle TV Group Tax Liability after the adjustments described above in place of the Argyle TV Group Tax Liability as previously computed. Not later than ten days after such final determination, Argyle TV shall pay to Parent or Parent shall pay to Argyle TV, as the case may be, the difference between the new Argyle TV Group Tax Liability, including any interest or penalties imposed in respect of the new Argyle TV Group tax liabilities and the amounts previously paid. The parties recognize that such new liability is not necessarily Argyle TV's final liability for that year and may be recomputed more than once.

  (f) Indemnity

    Parent agrees to indemnify, defend, and hold harmless Argyle TV and each member of the Argyle TV Group from and against any and all liabilities to the Internal Revenue Service for Federal income tax (including interest and penalties thereon) with respect to any taxable year to which this Agreement applies, including, without limitation, any such liabilities of Argyle TV and each member of the Argyle TV Group pursuant to Treasury Regulation
  Section 1.1502-6.

  (g) State and Local Taxes

    In the event Parent actually files consolidated, combined or unitary income or franchise tax returns or reports in any state or local jurisdiction on behalf of and pays such taxes owed by all or part of the Group, the principles and procedures stated in this Agreement shall apply for purposes of allocating such state or local tax liability, including interest or penalties thereon, among the Parent and the Argyle TV Group.

  (h) Effects of Agreement

    As between Parent and the Argyle TV Group, the provisions of this Agreement shall fix the liability of each to the other as to the matters covered hereunder, even if such provisions are not controlling for tax or other purposes (including, but not limited to, the computation of deductions or earnings and profits for federal tax purposes), and even if Hearst and other corporations which now are, or which from time to time may become, members of the Group enter into other arrangements for the allocation of the portion of the total tax liability of the Group which is allocable to them.

  3. Miscellaneous Provisions

  (a) Scope of the Agreement

    This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein. No alteration, amendment or modification of any of the terms of this Agreement shall be valid unless made by an instrument signed in writing by an authorized officer of each party.

  (b) Choice of Law

    This Agreement has been made in and shall be construed and enforced in accordance with the laws of the State of New York.

  (c) Successors and Assigns

    This Agreement shall be binding upon and inure to the benefit of each party hereto and its respective successors and assigns.

  (d) Termination

    This Agreement shall terminate if (i) the parties agree in writing to such a termination, (ii) the Argyle TV Group ceases to be a member of the Group, including, without limitation, upon the effective date, if ever, of Parent's S election, or (iii) Parent fails to file a consolidated return in any taxable year. The terms of the Agreement will remain in effect for any taxable year or part of a taxable year for which the income of Argyle TV or any member of Argyle TV Group must be included in Parent's consolidated return.

  (e) Information

    Parent, Argyle TV and all members of the Argyle TV Group agree to cooperate in supplying information reasonably requested by the other party in order to make any computations required under this Agreement and for the purpose of defending tax examinations, including appeals and litigation.

  (f) Effective Date

    This Agreement shall be effective the date upon which Argyle TV Group becomes a member of the Group.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                          The Hearst Corporation

                                          By: _________________________________

                                          Argyle Television, Inc.

                                          By: _________________________________

                                                                EXHIBIT 9.02(G)

                                                            TO MERGER AGREEMENT

  LICENSE AGREEMENT (the "Agreement") dated as of       , 1997, is by and
between The Hearst Corporation, a Delaware corporation ("THC"), and Hearst/Argyle Television, Inc., a Delaware corporation (the "Company").

  WHEREAS, Hearst is the sole and exclusive owner of all right, title and interest in and to and has the right to grant the license pursuant to the terms set forth herein with respect to the company and trade name "Hearst";

  WHEREAS, this Agreement is being executed and delivered simultaneously with the closing of the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of March 26, 1997 among THC, the Company, Hearst Merger Sub, Inc. and Hearst Contribution Sub, Inc. pursuant to which THC will become a controlling shareholder of the Company;

  WHEREAS, the Company desires to enter into this Agreement for the right and license to use the Hearst name in connection with the operation of its business; and

  WHEREAS, THC is willing to formally grant a license to the Company to use the Hearst Name in connection with the operation of the Company's business;

  NOW, THEREFORE, in consideration of the mutual agreements and covenants herein, the parties hereto agree as follows:

  1. Definitions.

  The following terms, as used herein, shall have the following meanings:

    1.1 "Hearst Name" shall mean that portion of any company and trade name consisting of "Hearst". Expressly excluded from the Hearst Name are the words "Hearst Corporation" or any company name substantially identical thereto and any corporate logos used by THC.

    1.2 "License Term" shall mean the term commencing as of the date hereof and continuing until the License granted pursuant to Section 2.1 shall be terminated by THC as provided in Section 6.

    1.3 "Permitted Manner of Use" shall mean use of the Hearst Name in accordance with all legal requirements and also with THC's policy and style standards as currently existing and as may be reasonably amended from time to time by THC (including such other requirements or conditions with regard to the use of the Hearst Name as may be established by THC in accordance with good trademark practice.)

  2. Grant of License to Use the Hearst Name.

  2.1 License. THC hereby grants to the Company, during the License Term, a personal, royalty-free, non-exclusive, non-transferrable, non-assignable, license to use in the United States only, without the right to grant sublicenses, the Hearst Name solely in the Company's name as follows:
"Hearst/Argyle Television, Inc."; provided that such use shall be in accordance with the Permitted Manner of Use.

  2.2 Inspections. The form of using the Hearst Name in the name of the Company shall be subject to THC's approval, which approval shall not be unreasonably withheld. In the event that THC objects to any such form of using the Hearst Name, it shall give written notice of its objections to and consult with the Company in a good faith effort to resolve any such objections.

  2.3 Absence of Interest in Hearst Name. Nothing herein shall give the Company any right, title or interest in the Hearst Name apart from the rights to use specified in Section 2.1, all such right, title and interest, including but not limited to rights of registration, maintenance and enforcement, being solely with THC. The Hearst Name is the sole property of THC and any and all uses by the Company shall inure to the sole benefit of THC, including goodwill in respect thereof. To the extent that any jurisdiction shall find for any reason as a matter of law or otherwise that such use has vested in the Company any right, title or interest in or to the Hearst Name, the Company, upon the request of THC, shall execute and deliver to THC, without charge, appropriate assignments to vest such rights, title and interest in THC. At THC's request and expense, the Company agrees to assist THC in the procurement or maintenance of any filings or registrations for the Hearst Name in any jurisdiction by providing any information available from the Company and executing any documents necessary therefor.

  2.4 Filing, Registration or Use of Hearst Name. The Company and its subsidiaries will not:

    (i) raise or cause to be raised any questions concerning or objections to the validity of the Hearst Name in any jurisdiction, or to any registrations thereof or applications therefor, or to the sole proprietary rights of THC thereto, on any grounds whatsoever;

    (ii) alter or amend in any way the Hearst Name and will not, during the term of this Agreement or thereafter adopt or use any name that is confusingly similar thereto;

    (iii) file, apply to register or register the Hearst Name, alone or in combination with any other word or device or symbol or any name, mark, term, script or device colorably similar thereto, except if, as, when, and to the extent as may be expressly consented to in writing in advance by THC in specific instances; or

    (iv) use the Hearst Name in conjunction or in combination with any other name, mark, term, script or device whatsoever, except as provided in
  Section 2.1 or to the extent approved otherwise in writing in advance by THC.

  3. Indemnification by the Company. The Company hereby agrees to indemnify, defend and hold harmless, THC, its subsidiaries (other than the Company and its subsidiaries) and their affiliates and their respective employees, officers, directors, and agents and shall hold each of them harmless from and against any and all claims, demands, suits, actions, damages, and judgments brought or obtained by a third party ("Claims"), of whatever type or kind arising out of (i) any use of the Hearst Name by the Company, including, without limitation, product liability or personal injury Claims; or (ii) any breach by the Company of any of the terms and conditions of this Agreement.

  4. Defense of Infringement Claims. THC agrees to indemnify and defend the Company, its Affiliates and their employees, officers, directors and agents and shall hold each of them harmless to the extent that any Claims arise out of an assertion or claim that the use of the Hearst Name by the Company pursuant to the terms of this Agreement infringes the trade names, trademarks or service marks of a third party.

  5. Infringement by Third Parties. Upon discovery by the Company, it shall notify THC of any adverse uses confusingly similar or otherwise damaging to the Hearst Name, but shall take no other action of any kind with respect thereto except by the express prior written authorization of THC. The determination of whether or not legal action shall be taken in any case shall lie exclusively with and at the sole discretion of THC. In the event that THC institutes legal action pursuant to this section, the costs of any such legal action shall be borne by THC. THC may bring suit in its own name with choice of counsel and control of the legal action by THC. The Company shall cooperate with and assist THC in any such suit by promptly providing any reasonably requested documents in the Company's possession, custody or control, and by making its personnel familiar with the facts available to THC and otherwise, without charge. In the event that threatened or actual legal action by THC results in a settlement or resolution that provides damages or other monies to THC, such monies shall be retained by THC.

  6. Termination. THC may terminate the license granted pursuant to Section 2.1, at any time, for any reason, on written notice given to the Company at least six (6) months prior to the proposed termination date. Upon the termination of such license, the Company shall terminate forthwith all uses of the Hearst Name and, to the extent necessary, shall take all steps necessary to amend the Company's certificate of incorporation to eliminate the Hearst Name from the Company's name as soon as practicable.

  7. Representations and Warranties. THC makes no representations or warranties with respect to the validity, status, enforceability or coverage of the Hearst Name.

  8. Assignability. This Agreement shall not be assignable, in whole or part, directly or indirectly, by the Company without notice to and the prior written consent of THC, and any attempt to assign any rights or obligations arising under this Agreement without such consent in violation hereof shall be null and void.

  9. General Provisions.

  9.1 Notices. All notices and other communications required or permitted hereunder shall be in writing (including telefax or similar writing) and shall be given:

  (i)  If to THC, to:

       The Hearst Corporation
       959 Eighth Avenue
       New York, New York 10019
       Attention: Victor F. Ganzi
       Telefax No.: (212) 649-2035

  (ii) If to the Company to:

       Hearst/Argyle Television, Inc.
       [ADDRESS]
       Attention:
       Telefax:

or (iii) in either case, to such other person or to such other address or telefax number as the party to whom notice is to be given may have furnished the other parties in writing by like notice. If mailed, any such communication shall be deemed to have been given on the third business day following the day on which the communication is posted by registered or certified mail (return receipt requested). If given by any other means it shall be deemed to have been given when delivered to the address specified in this Section 9.1.

  9.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

  9.3 Miscellaneous. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and shall be governed in all respects by the laws of the State of New York without regard to its laws or regulations relating to choice of law.

  9.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  9.5 Specific Performance. The Company agrees that money damages would not be a sufficient remedy for any breach of any provision of this Agreement by the Company, and that in addition to all other remedies which THC may have, THC will be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. No failure or delay by THC in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

  9.6 Survival. The following provision shall survive any termination of the license granted pursuant to this Agreement: Sections 2.3, 2.4, 3, 4, 5 and 9.5.

  IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

                                          The Hearst Corporation

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Hearst/Argyle Television, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                                              EXHIBIT 9.02(H)(A)

                                                             TO MERGER AGREEMENT

                           LIST OF PERSONS DELIVERING
                   MANAGEMENT TRANSFER RESTRICTION AGREEMENTS

        NAME        TITLE
        ----        -----
        Bob Marbut  Chairman and Chief Executive Officer

                                                             EXHIBIT 9.02(H)(B)

                                                            TO MERGER AGREEMENT

                              FORM OF MANAGEMENT
                        TRANSFER RESTRICTION AGREEMENT

Argyle Television, Inc.
200 Concord Plaza, Suite 700
San Antonio, Texas 78216

Ladies and Gentlemen:

  Reference is made to the Amended and Restated Agreement and Plan of Merger dated as of March 26, 1997 (the "Agreement"), by and among Argyle Television, Inc., a Delaware corporation (the "Company"), The Hearst Corporation ("Parent"), Hearst Contribution Sub, Inc. and Hearst Merger Sub, Inc. ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company, as a result of which the Company will be the surviving corporation (the "Merger"). As a result of the Merger, the undersigned may receive shares of Surviving Corporation Series A Common Stock (as defined in the Agreement) in exchange for shares owned by the undersigned of Existing Series A Common Stock (as defined in the Agreement). The execution and delivery by the undersigned of this agreement is a condition precedent to your obligations to effect the Merger.

  For and in consideration of your entering into the Merger Agreement and the performance of your obligations thereunder, the undersigned agrees that, until the earlier of the third anniversary of the date the undersigned acquired the Surviving Corporation Series A Common Stock received in the Merger or, the date the undersigned is no longer employed by the Company, the undersigned will not, without the prior written consent of the Surviving Corporation (as defined in the Agreement), directly or indirectly, sell, offer, contract to sell, grant any option for the sale of, or otherwise dispose of any amount of the Surviving Corporation Series A Common Stock or any securities convertible into, exchangeable for, or exercisable for Surviving Corporation Series A Common Stock, or any rights to purchase or acquire Surviving Corporation Series A Common Stock, owned either of record or beneficially by the undersigned such that, after such transfer, the undersigned and the undersigned's permitted transferees would own less than 574,870 shares of the Surviving Corporation Series A Common Stock; provided, however, that gifts or transfers for estate planning purposes shall not be prohibited by this agreement if the donee or transferee agrees to be bound by the foregoing in the same manner as it applies to the undersigned.

  This agreement shall become effective as of the time the Merger Agreement is executed, and shall be governed by and construed in accordance with the laws of the State of Delaware.

                                          Very truly yours,

                                          _____________________________________
                                          Name: Bob Marbut

                                                                     APPENDIX B

                                     [ART]

                                                                  July 31, 1997

Board of Directors of Argyle Television, Inc.
Argyle Television, Inc.
200 Concord Plaza
Suite 700
San Antonio, Texas 78216

Ladies and Gentlemen:

  Argyle Television, Inc. (the "Company"), The Hearst Corporation (the "Parent"), Hearst Merger Sub, Inc. (the "Merger Sub"), a wholly owned subsidiary of the Parent, and Hearst Contribution Sub, Inc., a wholly owned subsidiary of the Parent (the "Cash Sub"), entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things: (i) the Parent will contribute to the Company certain of the assets relating to Parent's broadcasting business (the "Parent Station Assets") and the Company will assume certain related liabilities (including approximately $275 million of indebtedness for money borrowed) (the "Parent Station Liabilities", together with the Parent Station Assets, the "Parent Station Business") in exchange for shares of the Company's Series B Common stock, par value $.01 per share (the "Series B Common Stock"), and, immediately thereafter, the Company will contribute the Parent Station Business to one or more direct or indirect wholly-owned subsidiaries; (ii) the Cash Sub will contribute to the Company approximately $200 million in cash (the "Contributed Cash") in exchange for the Company's assumption of Cash Sub's indebtedness in the principal amount of $200,000,000 and one share of the Series B Common Stock; (iii) the Merger sub will merge with and into the Company, as a result of which the Company will be the surviving corporation (the "Surviving Corporation"); (iv) the Certificate of Incorporation of the Company will be amended and restated prior to the effective time of the Merger so that each share of the Company's Series B Common stock and Series C Common Stock will be reclassified as and changed into an equal number of shares of the Company's Series A Common Stock, par value $.01 per share ("Series A Common Stock"); and (v) at the effective time of the Merger, each share of the Series A Common Stock will be converted into the right to receive at the election of the holders thereof (collectively the "Elections") either (X) one share of the Surviving Corporation's Series A Common Stock ("New Series A Common Stock"); (Y) $26.50 in cash or (Z) 0.5 of a share of the New Series A Common Stock and $13.25 in cash, such Elections to be subject to proration as further set forth in the Merger Agreement so that the total amount of cash consideration to be received by holders of Series A Common Stock will not exceed $159,670,953 and the total number of shares of New Series A Common Stock to be received by holders of Series A Common Stock will not exceed 8,277,054 (the aggregate amount of cash consideration and New Series A Common Stock to be received by holders of the Series A Common Stock in the Merger, the "Merger Consideration").

  You have asked us whether, in our opinion, the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

   (1) Reviewed the Company's Registration Statement on Form S-1 No. 33-
       96026;

   (2) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the fiscal years ended December 31, 1995 and December 31, 1996 and the Company's Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1997;

   (3) Reviewed the consolidated financial statements for the Parent Station Business;

   (4) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets, liabilities and prospects of the Company, the Parent Station Business and the Surviving Corporation furnished to us by the Company and Parent;

   (5) Conducted discussion with members of senior management of the Company concerning the respective businesses and prospects of the Company, the Parent Station Business and the Surviving Corporation;

   (6) Conducted discussions with members of senior management of the Parent and the Parent Station Business concerning the respective businesses and prospects of the Parent Station Business and the Surviving Corporation;

   (7) Reviewed the historical market prices and trading activity for the Series A Common Stock and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

   (8) Compared the results of operations of the Company, the Parent Station Business and, on a pro forma basis, the Surviving Corporation with that of certain companies which we deemed to be relevant;

   (9) Compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  (10) Reviewed the Merger Agreement and the Voting Agreement dated March 26, 1997 among the Parent, Argyle Television Investors, L.P. and ATI General Partner, L.P.; and

  (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and the completeness of all information supplied or otherwise made available to us by the Company and the Parent and we have not independently verified such information or undertaken an independent appraisal of the assets or liabilities, contingent or otherwise, of the Company or the Parent Station Business. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared to reflect the best currently available estimates and judgments of the Company's management as to the expected future performance of the Company, the Parent Station Business and the Surviving Corporation. We have also assumed with your consent, that, for federal income tax purposes, the contribution by the Cash Sub to the Company of the Contributed Cash and the contribution by Parent to the Company of the Parent Station Assets and the assumption by the Company of the Parent Station Liabilities will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereby, and that the Merger will qualify as a redemption described in Section 302 of the Code with respect to those shareholders of the Company who will receive cash pursuant to the Merger. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Our opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed in the course of obtaining regulatory approval for the transactions contemplated by the Merger Agreement. In rendering our opinion, we have also assumed with your consent that any acquisition or disposition of assets by the Parent, the Company or their respective subsidiaries, as the case may be, as contemplated by Section 8.15 of the Merger Agreement will not affect the value of the Company or the Parent Station Business, as the case may be, or otherwise affect the fairness from a financial point of view of the Merger Consideration taken as a whole.

  Our opinion is addressed solely to the fairness, from a financial point of view, of the Merger Consideration taken as a whole and we do not express any opinion as to: (i) the equivalency or desirability of the different Elections that holders of Series A Common Stock can make pursuant to the Merger Agreement; or (ii) the price or trading range at which shares of New Series A Common Stock will trade following the Merger. In addition, we note that the New Series A Common Stock represents only a small portion of the total equity of the Surviving Corporation and that, as a result of its relatively small public float, the prices or trading range of the New Series A Common Stock may be adversely affected by its relative lack of liquidity.

  We have been retained by the Board of Directors of the Company as an independent contractor to act as financial advisor to the Company with respect to the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or exercise such shareholder's Election rights in connection therewith. Our opinion does not address the merits of the underlying decision by the Company to engage in the transactions contemplated by the Merger Agreement.

  On the basis of, and subject to the foregoing, we are of the opinion, that the Merger Consideration, taken as a whole, is fair to holders of the Series A Common Stock from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                                                     APPENDIX C

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                      OF

                            ARGYLE TELEVISION, INC.

                          UNDER SECTIONS 242 AND 245
                                    OF THE
                       DELAWARE GENERAL CORPORATION LAW

  Argyle Television, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

    FIRST: The name of the Corporation is Argyle Television, Inc.

    SECOND: The Corporation was originally incorporated under the name of Argyle Television Holding II, Inc., and its original Certificate of Incorporation was filed with the Secretary of State of Delaware on the fifth day of August, 1994.

    THIRD: Pursuant to Sections 242 and 245 of the Delaware General Corporation Law, this Amended and Restated Certificate of Incorporation restates, integrates, and further amends the provisions of the current Amended and Restated Certificate of Incorporation of the Corporation.

    FOURTH: The further amendment and restatement of the Amended and Restated Certificate of Incorporation have been approved by the Corporation's Board of Directors and have been duly adopted by its stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

    FIFTH: The text of the Amended and Restated Certificate of Incorporation of the Corporation is further amended and restated to read in its entirety as follows:

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                      OF

                            ARGYLE TELEVISION, INC.

                                  ARTICLE ONE

                                     NAME

  The name of the Corporation is Argyle Television, Inc.

                                  ARTICLE TWO

                               REGISTERED AGENT

  The address of the Corporation's registered office in Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

                                 ARTICLE THREE

                                    PURPOSE

  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

                                 ARTICLE FOUR

                                 CAPITAL STOCK

  The aggregate number of shares of stock that the Corporation shall have authority to issue is 201 million. Two hundred million of such shares shall be of the par value of $.01 per share, shall be of the same class and shall be designated as "Common Stock," and one million of such shares shall be of the par value of $.01 per share, shall be of the same class and shall be designated as "Preferred Stock."

SECTION 1. Common Stock

 A. Authorized Shares

  1. Of the 200 million authorized shares of Common Stock, 100 million shares shall be designated as Series A Common Stock (the "Series A Common Stock") and 100 million shares shall be designated as Series B Common Stock (the "Series B Common Stock").

  2. At the time at which this Amended and Restated Certificate of Incorporation shall become effective, all shares of Common Stock previously designated as "Series B Common Stock" or "Series C Common Stock" which are then issued or outstanding automatically shall be reclassified as and changed into an equal number of shares of Series A Common Stock without any action by the holders thereof. Any such holder of a certificate representing shares of Series B Common Stock or Series C Common Stock which are so changed and reclassified may surrender such certificate to the Corporation and receive in exchange therefor a new certificate representing an equal number of shares of Series A Common Stock. Any such certificates that formerly represented shares of Series B Common Stock or Series C Common Stock and that have not been so exchanged shall be deemed to represent the same number of shares of Series A Common Stock.

 B. Voting Rights

  1. Each share of the Series A Common Stock and the Series B Common Stock issued and outstanding shall entitle the holder thereof to one vote on all matters submitted to a vote of stockholders.

  2. Except as otherwise provided below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders, with each such issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors by the stockholders, subject to the provisions of ARTICLE FIVE below, (i) the holders of the shares of Series A Common Stock shall be entitled to vote separately as a class in order to elect two directors (the "Series A Directors") and (ii) the holders of the shares of Series B Common Stock shall be entitled to vote separately as a class in order to elect the number of directors that represents the balance of the Board of Directors; provided, however, that such number shall not be less than the number of directors that will constitute a majority of the Board of Directors (the "Series B Directors"). For example, if the Board of Directors consists of seven members, then the holders of the shares of Series B Common Stock shall be entitled to vote separately as a class in order to elect five directors, and the holders of the shares of Series A Common Stock shall be entitled to vote separately as a class in order to elect the remaining two directors. The designation of directors as the initial Series A Directors and Series B Directors, respectively, as of the time this Amended and Restated Certificate of Incorporation shall become effective shall be as set forth in that certain Amended and Restated Agreement and Plan of Merger dated March 26, 1997 (the "Merger Agreement"), among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and the Corporation. The directors may only be removed for cause by the holders of all Common Stock voting together as a class. If no shares of Series A Common Stock are issued and outstanding at any given time, then, upon any election of directors by the stockholders, the holders of shares of Series B Common Stock shall elect all of the Corporation's directors. Conversely, if no shares of Series B Common Stock are issued and outstanding at any given time, then, assuming the FCC Approvals required under Subsection I below have been obtained, upon any election of directors by the stockholders, the holders of shares of Series A Common Stock will elect all of the Corporation's directors.

  3. Except as provided in Subsection B.2 above, each series of Common Stock issued and outstanding shall entitle the holders thereof to vote separately as a class only with respect to (i) amendments to this Amended and Restated Certificate of Incorporation that alter or change the powers, preferences, or special rights of their respective series so as to affect them adversely, and
(ii) such other matters as require class votes under the Delaware General Corporation Law.

 C. Dividends

  1. If and when dividends on the Series A or Series B Common Stock are declared and payable from time to time by the Board of Directors, whether payable in cash, in property, or in shares of stock of the Corporation, the holders of Series A or Series B Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described in this Subsection C.1 below. If dividends are declared that are payable in shares of Series A or Series B Common Stock, such dividends shall be payable at the same rate on all series of Common Stock and (i) the dividends payable on shares of Series A Common Stock shall be payable only in Series A Common Stock; and (ii) the dividends payable on shares of Series B Common Stock shall be payable only in Series B Common Stock. If the Corporation shall in any manner split, divide, or combine the outstanding shares of Series A or Series B Common Stock, the outstanding shares of the other such series of Common Stock shall be proportionally split, divided, or combined in the same manner and on the same basis as the outstanding shares of Series A or Series B Common Stock, as the case may be, that have been split, divided, or combined.

  2. Subject to provisions of law and the preferences of any Preferred Stock and of any other stock ranking prior to the Series A or Series B Common Stock as to dividends, the holders of shares of the Series A or Series B Common Stock shall be entitled to receive dividends at such times and in such amounts as may be determined by the Board of Directors and declared out of any funds lawfully available therefor, and shares of Preferred Stock of any class or series shall not be entitled to share therein except as otherwise expressly provided in the resolution or resolutions of the Board of Directors providing for the issuance of such class or series.

 D. Conversion of the Series B Common Stock

  1. Each holder of shares of the Series B Common Stock shall have the right, at any time, to convert all or a portion of such shares into fully paid and nonassessable shares of the Series A Common Stock, on a share-for-share basis, subject to the terms and conditions hereinafter set forth.

  2. In order to obtain a certificate representing shares of Series A Common Stock, the holder of any shares of Series B Common Stock shall present and surrender the certificate or certificates representing such shares during usual business hours at any office or agency of the Corporation maintained for the transfer of Series B Common Stock and shall deliver a written notice of the election of the holder to convert the shares represented by such certificate or any portion thereof specified in such notice. Such notice shall state the names and addresses in which the certificate or certificates for shares of Series A Common Stock issuable on such conversion shall be registered. If required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or its duly authorized representative. Each conversion of shares of Series B Common Stock shall be deemed to have been effected on the date (the "Conversion Date") on which the certificate or certificates representing such shares shall have been surrendered and such notice and any required instruments of transfer shall have been received as aforesaid, and the persons in whose names any certificates for shares of Series A Common Stock shall be issuable on such conversion shall be, for the purpose of receiving dividends and for all other corporate purposes whatsoever, deemed to have become the holder or holders of record of the shares of Series A Common Stock represented thereby on such Conversion Date.

  3. As promptly as practicable after the presentation and surrender for conversion, as herein provided, of any certificate for shares of Series B Common Stock, the Corporation shall issue and deliver at such office or agency, to or upon the written order of the holder thereof, certificates for the number of shares of Series A Common Stock issuable upon such conversion. The issuance of certificates for shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock by the registered holder thereof shall be made without charge to the converting holder except for any tax that may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the registered holder of the shares being converted, and the Corporation shall not be required to issue or deliver any such certificate unless and until the person requesting the issue thereof shall have paid to the Corporation the amount of such tax or has established to the satisfaction of the Corporation that such tax has been paid.

  4. Upon any conversion of shares of Series B Common Stock into shares of Series A Common Stock pursuant to this Subsection D, no adjustment with respect to dividends shall be made; only those dividends as have been declared and are payable to holders of record of shares of Series B Common Stock on a date prior to the Conversion Date shall be payable on the shares so converted; and only those dividends as have been declared and are payable to holders of record of shares of Series A Common Stock on or after such Conversion Date shall be payable on shares of Series A Common Stock issued upon such conversion.

  5. Shares of the Series B Common Stock converted into Series A Common Stock shall be retired and shall resume the status of authorized but unissued shares of Series B Common Stock.

  6. Such number of shares of Series A Common Stock as may from time to time be required for such purpose shall be reserved for issuance upon conversion of
(i) outstanding shares of Series B Common Stock and (ii) shares of Series B Common Stock issuable upon exercise of outstanding options.

  7. Notwithstanding any of the foregoing, subject to obtaining any FCC Approvals required under Subsection I below, at the time at which all Permitted Transferees (as defined in Subsection E.1 below) first hold less than

20% of all shares of Common Stock which are then issued and outstanding, all shares of Series B Common Stock which are issued and outstanding shall automatically be converted into fully paid and nonassessable shares of the Series A Common Stock, on a share-for-share basis, and the Corporation shall not be authorized to issue any additional shares of Series B Common Stock. Any holder of a certificate representing shares of Series B Common Stock which are so converted may surrender such certificate to the Corporation and receive in exchange therefor a new certificate representing an equal number of shares of Series A Common Stock. Any such certificates that formerly represented shares of Series B Common Stock and that have not been so exchanged shall be deemed to represent the same number of shares of Series A Common Stock.

 E. Limitations on Transfer of Series B Common Stock

  1. No holder of shares of Series B Common Stock may transfer, and the Corporation shall not register the transfer of, such shares of Series B Common Stock, whether by sale, assignment, gift, bequest, appointment, or otherwise, unless (a) all FCC Approvals required under Subsection I below have been obtained and (b) the transfer is to a "Permitted Transferee" as provided herein. Permitted Transferees shall include the following:

  (i) The Hearst Corporation, which is a Delaware corporation, or any other corporation into which The Hearst Corporation shall be merged or consolidated or to which all or substantially all of the assets of The Hearst Corporation shall be transferred (collectively, "Hearst"); and

  (ii) any corporation, partnership, trust, limited liability company or other entity a majority of the equity securities of which are owned or controlled, directly or indirectly, by Hearst.

  2. Any purported transfer of shares of Series B Common Stock not permitted hereunder shall result in the conversion of the transferee's shares of Series B Common Stock into shares of Series A Common Stock, effective on the date on which certificates representing such shares are presented for transfer on the stock transfer record books of the Corporation; provided, however, that if the Corporation determines that such shares were not so presented for transfer within 20 days after the date of such sale, transfer, assignment, or other disposition, the transfer date shall be the actual date of such sale, transfer, assignment, or other disposition as determined in good faith by the Board of Directors or its appointed agent. The Corporation may, as a condition to the transfer or the registration of transfer of shares of Series B Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. If no indication to the contrary is supplied at or within 10 days of the date shares of Series B Common Stock are presented for transfer, the transfer shall be presumed by the Corporation to be a transfer to a person other than a Permitted Transferee.

  3. If shares of Series B Common Stock are transferred to a party who was a Permitted Transferee at the time of such transfer but subsequent thereto no longer qualifies as a Permitted Transferee, then such transferee's shares of Series B Common Stock shall be automatically converted into Series A Common Stock, effective on the date that such transferee first failed to qualify as a Permitted Transferee.

 F. Priority of Preferred Stock

  All of the Common Stock is subject to all the powers, rights, privileges, preferences, and priorities of the Preferred Stock as stated herein and as may be stated and expressed in any resolution or resolutions adopted by the Board of Directors providing for the issuance of any additional class or series of Preferred Stock, pursuant to authority expressly granted to and vested in it by the provisions of this ARTICLE FOUR.

 G. Liquidation, Dissolution or Winding Up

  In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (sometimes referred to as "Liquidation"), after payment or provision for payment of the debts and other liabilities of the Corporation and the preferential amounts to which the holders of any stock ranking prior to the Common Stock in the distribution of assets shall be entitled upon Liquidation, the holders of the issued and outstanding Common Stock and the holders of any other stock issued and outstanding that ranks on a parity with the Common Stock shall be entitled to share pro rata in the remaining assets of the Corporation according to their respective interests.

 H. Merger or Consolidation

  In case of any consolidation or merger of the Corporation as a result of which the holders of Common Stock shall be entitled to receive cash, stock, other securities, or other property with respect to or in exchange for shares of Common Stock or in case of any sale or conveyance of all or substantially all of the property or business of the Corporation as an entirety, each holder of a share of any series of Common Stock shall have the right to convert such share into the same kind and amount of cash, shares or stock, and other securities and properties receivable upon such consolidation, merger, sale, or conveyance as any other holder of one share of Common Stock (regardless of series) and shall have no other conversion rights with regard to such share. Notwithstanding the foregoing, any holder of one share of Common Stock that does not elect to exercise its right to receive such consideration (the "elective consideration") for such share shall only be entitled to such other consideration therefor (if any) that any other holder of one share of Common Stock would be entitled to receive if such holder did not elect to receive the elective consideration. The provisions of this Subsection H shall similarly apply to successive consolidations, mergers, sales, or conveyances.

 I. FCC Approvals for Certain Actions by Holders of Series B Common Stock

  Notwithstanding any provision of this Amended and Restated Certificate of Incorporation to the contrary, no holder of Series B Common Stock shall (i) transfer any shares of Series B Common Stock; (ii) convert any shares of Series B Common Stock; or, (iii) be entitled to receive any cash, stock, other securities, or other property with respect to or in exchange for any shares of Series B Common Stock in connection with any merger or consolidation of the Corporation or sale or conveyance of all or substantially all of the property or business of the Corporation as an entirety, unless all necessary approvals ("FCC Approvals") of the Federal Communications Commission (the "FCC") as required by the Communications Act of 1934, as amended from time to time and the rules, regulations and policies promulgated thereunder, as amended from time to time (collectively, the "Communications Act") shall have been obtained or waived.

SECTION 2. Power to Designate Preferred Stock

  The Board of Directors is hereby empowered to authorize, from time to time by resolution or resolutions, the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional, voting or other rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the Delaware General Corporation Law, as amended from time to time. Any classes or series so designated shall be in addition to the Series A Preferred Stock and Series B Preferred Stock designated in Sections 3 and 4 below.

SECTION 3. Series A Preferred Stock

 A. Designation.

  12,500 shares of the preferred stock, par value $.01 per share, of the Corporation are hereby constituted as a series of the preferred stock designated as "Series A Preferred Stock" (the "Series A Preferred Stock").

 B. Dividends.

  1. Dividends on Series A Preferred Stock. An annual, cumulative cash dividend of $65 accruing from and after June 1, 1996 shall be declared and paid on each share of the Series A Preferred Stock, payable at the end of each calendar quarter in equal quarterly amounts, provided that at such times (i) there are assets of the Corporation legally available for the payment of such dividends and (ii) the payment of such dividends is permitted under the terms of the governing documents for the Corporation's then existing borrowing arrangements with third-party lenders. Any such dividend that cannot be paid when due shall be paid to the extent permissible at the time that the payment of such dividend becomes permissible.

  2. Limitation on Dividends, Repurchases and Redemptions. So long as any shares of Series A Preferred Stock shall be outstanding, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities (as defined below), whether in cash, property or otherwise (other than dividends or distributions payable in shares of the class or series upon which such dividends or distributions are declared or paid), nor shall the Corporation or any of its subsidiaries purchase, redeem or otherwise acquire for any consideration or make payment on account of the purchase, redemption, or other retirement of any Parity Securities (as defined below) or Junior Securities, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Parity Securities or Junior Securities, unless with respect to all of the foregoing all dividends or other distributions to which the holders of Series A Preferred Stock shall have been entitled, pursuant to Subsection B.1 above, shall have been paid or declared and a sum of money has been set apart for the full payment thereof.

  3. Pro Rata Payments. In the event that full dividends are not paid or made available to the holders of all outstanding shares of Series A Preferred Stock and of any Parity Securities and funds available for a payment of dividends shall be insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then the entire amount available for payment of dividends shall be distributed ratably among all such holders of Series A Preferred Stock and of any Parity Securities in proportion to the full amount to which they would otherwise be respectively entitled.

 C. Preference on Liquidation.

  1. Liquidation Preference for Series A Preferred Stock. In the event that the Corporation shall commence a voluntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, no distribution of the assets of the Corporation shall be made to the holders of shares of Common Stock or other Junior Securities (and no monies shall be set apart for such purpose) unless prior thereto, the holders of shares of Series A Preferred Stock shall have received from the assets of the Corporation an amount per share equal to the sum of (x) $1,000, plus (y) all accrued but unpaid dividends thereon through the date of distribution, whether or not earned or declared (collectively, the "Series A Liquidation Preference").

  2. Pro Rata Payments. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation shall be insufficient to permit the payment in full of the Series A Liquidation Preference for each share of Series A Preferred Stock then outstanding and the full liquidating payments on all Parity Securities, then the assets of the Corporation remaining after the distribution to holders of any Senior Securities (as defined below) of the full amounts to which they may be entitled shall be ratably distributed among the holders of Series A Preferred Stock and of any Parity Securities in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. The Corporation shall not issue any Senior Securities without the written consent of the holders of a majority of the Series A Preferred Stock issued and outstanding.

  3. Sale Not a Liquidation. Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Corporation nor the consolidation, merger or other business combination of the Corporation with or into one or more corporations shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, of the Corporation.

  4. Notice of Liquidation. Written notice of any liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when and the place or places where amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than 30 days prior to any payment date specified therein, to the holders of record of the Series A Preferred Stock at their respective addresses as shall appear on the records of the Corporation.

 D. Voting.

  1. General. Notwithstanding any provision of this Amended Restated Certificate of Incorporation to the contrary, each issued and outstanding share of Series A Preferred Stock shall entitle the holder thereof to the number of votes determined under the following sentence on all matters submitted to a vote of holders of the Series A Common Stock, with such shares of Series A Preferred Stock voting together as a single class with such shares of Series A Common Stock. Each share of Series A Preferred Stock shall entitle the holder thereof to the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which one share of Series A Preferred Stock would be convertible under Subsection F below as of the record date for the stockholder meeting at which such votes are to be cast. Except as set forth in Subsection D.2 below or as otherwise provided by applicable law, the shares of Series A Preferred Stock shall not entitle the holders thereof to vote separately as a class.

  2. Class Vote. At any time when shares of Series A Preferred Stock are outstanding, without the approval of the holders representing at least a majority of the shares of Series A Preferred Stock then outstanding, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, the Corporation shall not amend or repeal any provision of, or add any provision to, this Amended and Restated Certificate of Incorporation if such action would alter, change or affect adversely the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred Stock.

 E. Redemption.

  1. Redemption Price. Any redemption of the Series A Preferred Stock pursuant to this Subsection E shall be at a price equal to $1,000 per share, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Series A Redemption Price").

  2. Redemption at Corporation's Option. At any time after June 11, 2001 (the "First Redemption Date"), the Corporation may, at its option (subject to the other provisions of this Subsection E), redeem all, or any portion of the outstanding shares of Series A Preferred Stock.

  3. Procedures for Redemption. In the event the Corporation shall elect to redeem shares of Series A Preferred Stock pursuant to Subsection E.2 above, the Corporation shall give written notice of such redemption by facsimile, hand delivery, overnight courier, or first class mail, postage prepaid, mailed or transmitted not less than 30 nor more than 90 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock records of the Corporation. Each such notice shall state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Series A Redemption Price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the Series A Redemption Price; (v) that payment will be made upon presentation and surrender of such Series A Preferred Stock; (vi) that dividends on the shares to be redeemed shall cease to accrue following such redemption date;
(vii) that such redemption is mandatory; and, (viii) that dividends accrued to and including the date fixed for redemption will be paid as specified in such notice. Notice having been mailed as aforesaid, from and after the redemption date, unless the Corporation shall be in default in the payment of the Series A Redemption Price (including any accrued and unpaid dividends to (and including) the date fixed for redemption, (A) dividends on the shares of the Series A Preferred Stock so called for redemption shall cease to accrue; (B) such shares shall be deemed no longer outstanding; and, (C) all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation any moneys payable upon redemption without interest thereon) shall cease. Notwithstanding the foregoing, if the average of the closing price for the Corporation's Series A Common Stock as reported by NASDAQ (or such other principal exchange on which the Series A Common Stock is then listed) for the 10 trading days prior to the date of the redemption notice equals or exceeds the Series A Conversion Price (defined in Subsection
F.1 below) on such date, any holder that has received such a redemption notice shall have the right to convert the shares of Series A Preferred Stock subject to redemption by complying with the conversion procedures set forth in Subsection F below at any time prior to 20 days after the date of receipt of such redemption notice.

  Notwithstanding the foregoing, any holder that has received such a redemption notice shall have the right by providing written notification to the Corporation not less than 20 days after receipt of the redemption notice from the Corporation, to specify up to three redemption dates, the latest of which shall be January 1 of the second year following the date the Corporation specified for redemption, on which the redemption shall occur. Such notice shall specify the date or dates on which the redemption shall occur, and, if more than one redemption date is specified, the number of shares to be redeemed on each such date; provided, however, that the total of the number of shares specified by such holder to be redeemed must equal the number of shares originally specified by the Corporation for redemption. In the event the holder exercises the right outlined above to specify a different date or dates for redemption than stated in the redemption notice from the Corporation, dividends shall continue to accrue and be paid as provided herein until such time as the shares are redeemed.

  Upon surrender in accordance with such notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the applicable Series A Redemption Price. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Corporation from holders of outstanding shares of Series A Preferred Stock not previously called for redemption in proportion to the respective number of shares held by each holder. If fewer than all the shares represented by a certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

  4. Repurchases of Series A Preferred Stock by the Corporation. Neither the Corporation nor any of its subsidiaries shall repurchase any outstanding shares of Series A Preferred Stock unless the Corporation on the same terms either (i) offers to purchase all of the then outstanding shares of Series A Preferred Stock or (ii) offers to purchase shares of Series A Preferred Stock from the holders in proportion to the respective number of shares of Series A Preferred Stock held by each holder. In any such repurchase by the Corporation, if all shares of Series A Preferred Stock are not being repurchased, then the number of shares of Series A Preferred Stock to be repurchased shall be allocated among all shares of Series A Preferred Stock held by holders that accept the Corporation's repurchase offer so that the shares of Series A Preferred Stock are repurchased from such holders in proportion to the respective number of shares of Series A Preferred Stock held by each such holder that accepts the Corporation's offer (or in such other proportion as agreed by all such holders who accept the Corporation's offer). Nothing in this Subsection E.4 shall (i) obligate a holder of shares of Series A Preferred Stock to accept the Corporation's repurchase offer or (ii) prevent the Corporation from redeeming shares of Series A Preferred Stock in accordance with the terms of Subsections E.1 through E.3 above.

 F. Conversion.

  1. Right to Convert. The holder of each share of Series A Preferred Stock shall have the right at any time, or from time to time, at such holder's option, to convert such share into a number of shares of fully paid and nonassessable shares of Series A Common Stock equal to a quotient determined by dividing $1,000 by the "Series A Conversion Price" (defined below), on and subject to the terms and conditions hereinafter set forth.

  The "Series A Conversion Price" shall be (i) on or before December 31, 2000, $35; and (ii) during each calendar year after December 31, 2000, the product of 1.1 times the Series A Conversion Price for the immediately preceding calendar year. (For example, during 2001, the Series A Conversion Price shall be $38.50; during 2002 the Series A Conversion Price shall be $42.35; etc.) Notwithstanding the foregoing, if after the First Redemption Date a holder elects to exercise its conversion right under this Subsection F.1, and, (i) the Corporation has not given written notice of redemption and (ii) the average of the closing price for the Corporation's Series A Common Stock as reported by NASDAQ (or such other principal exchange on which the Series A Common Stock is then listed) for the 10 trading days prior to the Series A Conversion Date (defined in Subsection F.2 below) (the "10 Day Average Price") is less than the Series A Conversion Price on the Series A Conversion Date, then the Series A Conversion Price shall be equal to the 10 Day Average Price.

    a. If the Series A Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, then and in each such event the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Series A Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change.

    b. If at any time or from time to time there shall be a merger or consolidation of the Corporation with or into another corporation, or the sale of substantially all of the Corporation's properties and assets to any other person, then, as a part of such merger, consolidation or sale, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock, the number of shares of stock or other securities or properties of the Corporation, or of the successor corporation resulting from such merger, consolidation or sale, to which such holder would have been entitled if such holder had converted its shares of Series A Preferred Stock immediately prior to such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Subsection F with respect to the rights of the holders of the Series A Preferred Stock after the merger, consolidation or sale to the end that the provisions of this Subsection F shall be applicable after that event in as nearly equivalent a manner as may be practicable.

  2. Method of Conversion. In order to exercise the conversion privilege, the holder of any shares of Series A Preferred Stock to be converted shall present and surrender the certificate or certificates representing such shares during usual business hours at any office or agency of the Corporation maintained for the transfer of Series A Preferred Stock and shall deliver a written notice of the election of the holder to convert the shares represented by such certificate or any portion thereof specified in such notice. Such notice shall also state the name or names (with address) in which the certificate or certificates for shares of Series A Common Stock issuable on such conversion shall be registered. If required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or its duly authorized representative. Each conversion of shares of Series A Preferred Stock shall be deemed to have been effected on the date (the "Series A Conversion Date") on which the certificate or certificates representing such shares shall have been surrendered and such notice and any required instruments of transfer shall have been received as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Series A Common Stock shall be issuable on such conversion shall be, for the purpose of receiving dividends and for all other corporate purposes whatsoever, deemed to have become the holder or holders of record of the shares of Series A Common Stock represented thereby on the Series A Conversion Date.

  3. Issuance of Certificates Upon Conversion. As promptly as practicable after the presentation and surrender for conversion, as herein provided, of any certificate for shares of Series A Preferred Stock, the Corporation shall issue and deliver at such office or agency, to or upon the written order of the holder thereof, certificates for the number of whole shares of Series A Common Stock issuable upon such conversion and cash for any fractional shares. In case any certificate for shares of Series A Preferred Stock shall be surrendered for conversion of only a part of the shares represented thereby, the Corporation shall deliver at such office or agency, to or upon the written order of the holder thereof, a certificate or certificates for the number of shares of Series A Preferred Stock represented by such surrendered certificate that are not being converted. The issuance of certificates for shares of Series A Common Stock issuable upon the conversion of shares of Series A Preferred Stock by the registered holder thereof shall be made without charge to the converting holder for any tax imposed on the Corporation in respect of the issue thereof. The Corporation shall not, however, be required to pay any tax that may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the registered holder of the shares being converted, and the Corporation shall not be required to issue or deliver any such certificate unless and until the person requesting the issue thereof shall have paid to the Corporation the amount of such tax or has established to the satisfaction of the Corporation that such tax has been paid.

  4. Payment of Dividends on Converted Shares. Upon any conversion of shares of Series A Preferred Stock into shares of Series A Common Stock pursuant hereto, no adjustment with respect to dividends shall be made; only those dividends shall be payable on the shares so converted as have been declared and are payable to holders of record of shares of Series A Preferred Stock on a date prior to the Series A Conversion Date with respect to the shares so converted; and only those dividends shall be payable on shares of Series A Common Stock issued upon such conversion as have been declared and are payable to holders of record of shares of Series A Common Stock on or after such Series A Conversion Date.

  5. Reservation of Shares. Such number of shares of Series A Common Stock as may from time to time be required for such purpose shall be reserved for issuance upon conversion of outstanding shares of Series A Preferred Stock.

 G. Shares to be Retired.

  Any share of Series A Preferred Stock redeemed, repurchased, converted or otherwise acquired by the Corporation shall be retired and canceled and shall upon cancellation be restored to the status of authorized but unissued shares of Preferred Stock, subject to reissuance by the Board of Directors as shares of Preferred Stock of one or more other series but not as shares of Series A Preferred Stock.

 H. Definitions.

  As used in this Section 3 (and with respect to the definitions of "Business Day," "Common Stock" and "Person," as also used in Section 4 below), the following terms shall have the respective meanings set forth below:

    "Business Day" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of Delaware, the State of Texas or the State of New York.

    "Common Stock" means the Series A Common Stock, $.01 par value per share, of the Corporation.

    "Junior Securities" means the Common Stock and any other class of capital stock or series of preferred stock created by the Corporation that does not expressly provide that it ranks senior to or pari passu with the Series A Preferred Stock as to dividends, other distributions, liquidation preference or otherwise.

    "Parity Securities" means the Corporation's Series B Preferred Stock, $.01 par value per share, and any other class of capital stock or series or preferred stock created by the Corporation which expressly provides that it ranks pari passu with the Series A Preferred Stock as to dividends, other distributions, liquidation preference or otherwise.

    "Person" or "person" shall mean an individual, partnership, corporation, trust, unincorporated organization, joint venture or any other entity of any kind.

    "Senior Securities" means any class or series of capital stock of the Corporation other than Parity Securities or Junior Securities.

 I. Notices.

  Except as may otherwise be provided for in this Amended and Restated Certificate of Incorporation, all notices referred to in this Section 3 shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of (i) receipt of such notice; (ii) three Business Days after the mailing of such notice; or, (iii) the Business Day following sending of such notice by overnight courier, in any case with postage or delivery charges prepaid, addressed: if to the Corporation, to its offices at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216, Attention: Secretary, or to an agent of the Corporation designated as permitted by this Amended and Restated Certificate of Incorporation, or, if to any holder of the Series A Preferred Stock, to such holder at the address of such holder of the Series A Preferred Stock as listed in the stock record books of the Corporation; or to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

SECTION 4. Series B Preferred Stock

 A. Designation.

  12,500 shares of the preferred stock, par value $.01 per share, of the Corporation are hereby constituted as a series of the preferred stock designated as "Series B Preferred Stock" (the "Series B Preferred Stock").

 B. Dividends.

  1. Dividends on Series B Preferred Stock. An annual, cumulative cash dividend of $65 accruing and after from June 1, 1996 shall be declared and paid on each share of the Series B Preferred Stock, payable at the end of each calendar quarter in equal quarterly amounts, provided that at such times (i) there are assets of the Corporation legally available for the payment of such dividends and (ii) the payment of such dividends is permitted under the terms of the governing documents for the Corporation's then existing borrowing arrangements with third-party lenders. Any such dividend that cannot be paid when due shall be paid to the extent permissible at the time that the payment of such dividend becomes permissible.

  2. Limitation on Dividends, Repurchases and Redemptions. So long as any shares of Series B Preferred Stock shall be outstanding, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on any Junior Securities (as defined below), whether in cash, property or otherwise (other than dividends or distributions payable in shares of the class or series upon which such dividends or distributions are declared or paid), nor shall the Corporation or any of its subsidiaries purchase, redeem or otherwise acquire for any consideration or make payment on account of the purchase, redemption, or other retirement of any Parity Securities or Junior Securities, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Parity Securities (as defined above) or Junior Securities, unless with respect to all of the foregoing all dividends or other distributions to which the holders of Series B Preferred Stock shall have been entitled, pursuant to Subsection B.1 above, shall have been paid or declared and a sum of money has been set apart for the full payment thereof.

  3. Pro Rata Payments. In the event that full dividends are not paid or made available to the holders of all outstanding shares of Series B Preferred Stock and of any Parity Securities and funds available for a payment of dividends shall be insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then the entire amount available for payment of dividends shall be distributed ratably among all such holders of Series B Preferred Stock and of any Parity Securities in proportion to the full amount to which they would otherwise be respectively entitled.

 C. Preference on Liquidation.

  1. Liquidation Preference for Series B Preferred Stock. In the event that the Corporation shall commence a voluntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the federal bankruptcy laws or any other applicable federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, no distribution of the assets of the Corporation shall be made to the holders of shares of Common Stock or other Junior Securities (and no monies shall be set apart for such purpose) unless prior thereto, the holders of shares of Series B Preferred Stock shall have received from the assets of the Corporation an amount per share equal to the sum of (x) $1,000, plus (y) all accrued but unpaid dividends thereon through the date of distribution, whether or not earned or declared (collectively, the "Series B Liquidation Preference").

  2. Pro Rata Payments. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the assets of the Corporation shall be insufficient to permit the payment in full of the Series B Liquidation Preference for each share of Series B Preferred Stock then outstanding and the full liquidating payments on all Parity Securities, then the assets of the Corporation remaining after the distribution to holders of any Senior Securities (as defined below) of the full amounts to which they may be entitled shall be ratably distributed among the holders of Series B Preferred Stock and of any Parity Securities in proportion to the full amounts to which they would otherwise be respectively entitled if all amounts thereon were paid in full. The Corporation shall not issue any Senior Securities without the written consent of the holders of a majority of the Series A Preferred Stock issued and outstanding.

  3. Sale Not a Liquidation. Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Corporation nor the consolidation, merger or other business combination of the Corporation with or into one or more corporations shall be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary, of the Corporation.

  4. Notice of Liquidation. Written notice of any liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when and the place or places where amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than 30 days prior to any payment date specified therein, to the holders of record of the Series B Preferred Stock at their respective addresses as shall appear on the records of the Corporation.

 D. Voting.

  1. General. Notwithstanding any provision of this Amended and Restated Certificate of Incorporation to the contrary, each issued and outstanding share of Series B Preferred Stock shall entitle the holder thereof to the number of votes determined under the following sentence on all matters submitted to a vote of holders of the Series A Common Stock, with such shares of Series B Preferred Stock voting together as a single class with such shares of Series A Common Stock. Each share of Series B Preferred Stock shall entitle the holder thereof to (i) 29 votes, if the record date for the stockholder meeting at which such votes are to be cast is before July 11, 2001 and (ii) to the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which one share of Series B Preferred Stock would be convertible under Subsection F below as of the last day of the month immediately preceding the record date for the stockholder meeting at which such votes are to be cast (i.e., using such last day of the month as the "Conversion Date" when applying the method of conversion described in Subsection F.1 below), if such record date is on or after July 11, 2001. Except as set forth in Subsection D.2 below or as otherwise provided by law, the shares of Series B Preferred Stock shall not entitle the holders thereof to vote separately as a class.

  2. Class Vote. At any time when shares of Series B Preferred Stock are outstanding, without the approval of the holders representing at least a majority of the shares of Series B Preferred Stock then outstanding, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, the Corporation shall not amend or repeal any provision of, or add any provision to, this Amended and Restated Certificate of Incorporation if such action would alter, change or affect adversely the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preferred Stock.

 E. Redemption

  1. Redemption Price. Any redemption of the Series B Preferred Stock pursuant to this Subsection E shall be at a price equal to $1,000 per share, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Series B Redemption Price").

  2. Redemption at Corporation's Option. At any time after June 11, 2001, the Corporation may, at its option (subject to the other provisions of this Subsection E), redeem all, or any portion of the outstanding shares of Series B Preferred Stock.

  3. Procedures for Redemption. In the event the Corporation shall elect to redeem shares of Series B Preferred Stock pursuant to Subsection E.2 above, the Corporation shall give written notice of such redemption by facsimile, hand delivery, overnight courier, or first class mail, postage prepaid, mailed or transmitted not less than 30 nor more than 90 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock records of the Corporation. Each such notice shall state: (i) the redemption date; (ii) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Series B Redemption Price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the Series B Redemption Price; (v) that payment will be made upon presentation and surrender of such Series B Preferred Stock; (vi) that dividends on the shares to be redeemed shall cease to accrue following such redemption date;
(vii) that such redemption is mandatory; and, (viii) that dividends accrued to and including the date fixed for redemption will be paid as specified in such notice. Notice having been mailed as aforesaid, from and after the redemption date, unless the Corporation shall be in default in the payment of the Series B Redemption Price (including any accrued and unpaid dividends to (and including) the date fixed for redemption, (A) dividends on the shares of the Series B Preferred Stock so called for redemption shall cease to accrue; (B) such shares shall be deemed no longer outstanding; and, (C) all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation any moneys payable upon redemption without interest thereon) shall cease. Notwithstanding the foregoing, any holder that has received such a redemption notice shall have the right by providing written notification to the Corporation not less than 20 days after receipt of the redemption notice from the Corporation, to specify up to three redemption dates, the latest of which shall be January 1 of the second year following the date the Corporation specified for redemption, on which the redemption shall occur. Such notice shall specify the date or dates on which the redemption shall occur, and, if more than one redemption date is specified, the number of shares to be redeemed on each such date; provided, however, that the total of the number of shares specified by such holder to be redeemed must equal the number of shares originally specified by the Corporation for redemption. In the event the holder exercises the right outlined above to specify a different date or dates for redemption than stated in the redemption notice from the Corporation, dividends shall continue to accrue and be paid as provided herein until such time as the shares are redeemed.

  Upon surrender in accordance with such notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the applicable Series B Redemption Price. If fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Corporation from holders of outstanding shares of Series B Preferred Stock not previously called for redemption in proportion to the respective number of shares held by each holder. If fewer than all the shares represented by a certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

  4. Repurchases of Series B Preferred Stock by the Corporation. Neither the Corporation nor any of its subsidiaries shall repurchase any outstanding shares of Series B Preferred Stock unless the Corporation on the same terms either (i) offers to purchase all of the then outstanding shares of Series B Preferred Stock or (ii) offers to purchase shares of Series B Preferred Stock from the holders in proportion to the respective number of shares of Series B Preferred Stock held by each holder. In any such repurchase by the Corporation, if all shares of Series B Preferred Stock are not being repurchased, then the number of shares of Series B Preferred Stock to be repurchased shall be allocated among all shares of Series B Preferred Stock held by holders that accept the Corporation's repurchase offer so that the shares of Series B Preferred Stock are repurchased from such holders in proportion to the respective number of shares of Series B Preferred Stock held by each such holder that accepts the Corporation's offer (or in such other proportion as agreed by all such holders who accept the Corporation's offer). Nothing in this Subsection E.4 shall (i) obligate a holder of shares of Series B Preferred Stock to accept the Corporation's repurchase offer or (ii) prevent the Corporation from redeeming shares of Series B Preferred Stock in accordance with the terms of Subsections E.1 through E.3 above.

 F. Conversion.

  1. Right to Convert. At any time on or after July 11, 2001, the holder of each share of Series B Preferred Stock shall have the right at any time, or from time to time, at such holder's option, to convert such share into the number of fully paid and nonassessable shares of Series A Common Stock equal to a quotient determined by dividing (i) $1,000 by (ii) the average of the closing prices for the Series A Common Stock as reported by the NASDAQ National Market System (or such other principal exchange on which the Series A Common Stock is then listed or traded) for each of the 10 trading days prior to the Conversion Date, on and subject to the terms and conditions hereinafter set forth.

    a. If the Series A Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, then and in each such event the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of Series A Common Stock into which such shares of Series B Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change.

    b. If at any time or from time to time there shall be a merger or consolidation of the Corporation with or into another corporation, or the sale of substantially all of the Corporation's properties and assets to any other person, then, as a part of such merger, consolidation or sale, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock, the number of shares of stock or other securities or properties of the Corporation, or of the successor corporation resulting from such merger, consolidation or sale, to which such holder would have been entitled if such holder had converted its shares of Series B Preferred Stock immediately prior to such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Subsection F with respect to the rights of the holders of the Series B Preferred Stock after the merger, consolidation or sale to the end that the provisions of this Subsection F shall be applicable after that event in as nearly equivalent a manner as may be practicable.

  2. Method of Conversion. In order to exercise the conversion privilege, the holder of any shares of Series B Preferred Stock to be converted shall present and surrender the certificate or certificates representing such shares during usual business hours at any office or agency of the Corporation maintained for the transfer of Series B Preferred Stock and shall deliver a written notice of the election of the holder to convert the shares represented by such certificate or any portion thereof specified in such notice. Such notice shall also state the name or names (with address) in which the certificate or certificates for shares of Series A Common Stock issuable on such conversion shall be registered. If required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or its duly authorized representative. Each conversion of shares of Series B Preferred Stock shall be deemed to have been effected on the date (the "Series B Conversion Date") on which the certificate or certificates representing such shares shall have been surrendered and such notice and any required instruments of transfer shall have been received as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Series A Common Stock shall be issuable on such conversion shall be, for the purpose of receiving dividends and for all other corporate purposes whatsoever, deemed to have become the holder or holders of record of the shares of Series A Common Stock represented thereby on the Series B Conversion Date.

  3. Issuance of Certificates Upon Conversion. As promptly as practicable after the presentation and surrender for conversion, as herein provided, of any certificate for shares of Series B Preferred Stock, the Corporation shall issue and deliver at such office or agency, to or upon the written order of the holder thereof, certificates for the number of whole shares of Series A Common Stock issuable upon such conversion and cash for any fractional shares. In case any certificate for shares of Series B Preferred Stock shall be surrendered for conversion of only a part of the shares represented thereby, the Corporation shall deliver at such office or agency, to or upon the written order of the holder thereof, a certificate or certificates for the number of shares of Series B Preferred Stock represented by such surrendered certificate that are not being converted. The issuance of certificates for shares of Series A Common Stock issuable upon the conversion of shares of Series B Preferred Stock by the registered holder thereof shall be made without charge to the converting holder for any tax imposed on the Corporation in respect of the issue thereof. The Corporation shall not, however, be required to pay any tax that may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the registered holder of the shares being converted, and the Corporation shall not be required to issue or deliver any such certificate unless and until the person requesting the issue thereof shall have paid to the Corporation the amount of such tax or has established to the satisfaction of the Corporation that such tax has been paid.

  4. Payment of Dividends on Converted Shares. Upon any conversion of shares of Series B Preferred Stock into shares of Series A Common Stock pursuant hereto, no adjustment with respect to dividends shall be made; only those dividends shall be payable on the shares so converted as have been declared and are payable to holders of record of shares of Series B Preferred Stock on a date prior to the Series B Conversion Date with respect to the shares so converted; and only those dividends shall be payable on shares of Series A Common Stock issued upon such conversion as have been declared and are payable to holders of record of shares of Series A Common Stock on or after such Series B Conversion Date.

  5. Reservation of Shares. Such number of shares of Series A Common Stock as may from time to time be required for such purpose shall be reserved for issuance upon conversion of outstanding shares of Series B Preferred Stock.

 G. Shares to be Retired. Any share of Series B Preferred Stock redeemed, repurchased, converted or otherwise acquired by the Corporation shall be retired and canceled and shall upon cancellation be restored to the status of authorized but unissued shares of Preferred Stock, subject to reissuance by the Board of Directors as shares of Preferred Stock of one or more other series but not as shares of Series B Preferred Stock.

 H. Definitions. As used in this Section 4, the following terms shall have the respective meanings set forth below:

    "Junior Securities" means the Common Stock and any other class of capital stock or series of preferred stock created by the Corporation that does not expressly provide that it ranks senior to or pari passu with the Series B Preferred Stock as to dividends, other distributions, liquidation preference or otherwise.

    "Parity Securities" means the Corporation's Series A Preferred Stock, $.01 par value per share, and any other class of capital stock or series or preferred stock created by the Corporation which expressly provides that it ranks pari passu with the Series B Preferred Stock as to dividends, other distributions, liquidation preference or otherwise.

    "Senior Securities" means any class or series of capital stock of the Corporation other than Parity Securities or Junior Securities.

 I. Notices.

  Except as may otherwise be provided for in this Amended and Restated Certificate of Incorporation, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of (i) receipt of such notice; (ii) three Business Days after the mailing of such notice; or, (iii) the Business Day following sending of such notice by overnight courier, in any case with postage or delivery charges prepaid, addressed: if to the Corporation, to its offices at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216, Attention: Secretary, or to an agent of the Corporation designated as permitted by this Amended and Restated Certificate of Incorporation, or, if to any holder of the Series B Preferred Stock, to such holder at the address of such holder of the Series B Preferred Stock as listed in the stock record books of the Corporation; or to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

                                 ARTICLE FIVE

                                   DIRECTORS

  The number of directors of the Corporation shall be no fewer than seven and shall be fixed and may be altered from time to time as may be provided in the bylaws now or hereafter in effect. The Board of Directors shall be classified as follows:

    (a) For as long as there are no more than two Series A Directors, the Board of Directors shall be divided into two classes, Class I and Class II. The Series A Directors and shall be divided between Class I and Class II as equally as possible and the Series B Directors shall be divided between Class I and Class II as equally as possible. Each director shall serve for a term ending on the second annual meeting date following the annual meeting at which such director was elected; provided however that each director initially in Class I shall hold office until the annual meeting of stockholders in 1998 and each director initially in Class II shall hold office until the annual meeting of stockholders in 1999.

    (b) For as long as there are three or more Series A Directors, the Board of Directors shall be divided into three classes, Class I, Class II and Class III. The Series A Directors shall be divided among the three classes as equally as possible and the Series B Directors likewise shall be divided among the three classes as equally as possible. Each director shall serve for a three-year term, provided that for the two years following the first designation of Class III directors, the Class I and Class II directors shall continue to be elected at the same annual meetings at which such directors would have been elected if the size of the Board of Directors had not been increased so as to require the designation of the Class III directors. Notwithstanding the preceding sentence, if necessary in order to ensure that the Series B Directors are divided among the classes as equally as possible, a Class II Series B Director shall be redesignated as a Class III director upon the first designation of Class III directors. The first election of the Class III directors following the initial designation of the Class III directors shall take place at the third annual meeting of stockholders following such designation.

    (c) Upon each increase or decrease in the authorized number of directors,
  (i) each director then serving as such shall continue as a director in the class of which he or she is a member until the expiration of his or her current term or until such director's earlier death, resignation or removal and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the classes as equally as possible.

    (d) The designation of directors as Class I directors and Class II directors, respectively, as of the time this Amended and Restated Certificate of Incorporation shall become effective and shall be as set forth in the Merger Agreement. Thereafter, the Board of Directors shall be authorized to determine how the directors shall be divided among Class I, Class II and, if applicable, Class III, consistent with the terms of this ARTICLE FIVE.

    (e) Notwithstanding any of the foregoing provisions of this ARTICLE FIVE, each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Should a vacancy occur or be created with respect to a Series A Director's directorship, whether arising through death, resignation or removal of a Series A Director or through an increase in the number of Series A Directors, such vacancy shall be filled by the affirmative vote of a majority of the Series A Directors then in office or by the sole remaining Series A Director. If there are no remaining Series A Directors then in office, then the vacancy or vacancies shall be filled by the holders of Series A Common Stock as described in ARTICLE FOUR. Similarly, should a vacancy occur or be created with respect to a Series B Director's directorship, whether arising through death, resignation or removal of a Series B Director or through an increase in the number of Series B Directors, such vacancy shall be filled by the affirmative vote of a majority of the Series B Directors then in office or by the sole remaining Series B Director. If there are no remaining Series B Directors then in office, then the vacancy or vacancies shall be filled by the holders of Series B Common Stock as described in ARTICLE FOUR. A director so elected to fill a vacancy shall serve for the remainder of the then present term of office for the class to which such director was elected.

                                  ARTICLE SIX

                                    BYLAWS

  The initial bylaws of the Corporation shall be adopted by the Board of Directors. The power to alter, amend or repeal the bylaws or adopt new bylaws, subject to the right of the stockholders to adopt, amend or repeal the bylaws, is vested in the Board of Directors.

                                 ARTICLE SEVEN

                                INDEMNIFICATION

  To the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, the Corporation shall indemnify any and all of its directors and officers, or former directors and officers, or any person who may have served at the Corporation's request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, or other entity or enterprise.

                                 ARTICLE EIGHT

                              DIRECTOR LIABILITY

  To the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, a director or former director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No repeal, amendment, or modification of this ARTICLE EIGHT, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or former director of the Corporation prior to such repeal, amendment, or modification.

                                 ARTICLE NINE

                                  AMENDMENTS

  The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

  In addition to any other stockholder approvals that may be required under this Amended and Restated Certificate of Incorporation or the Delaware General Corporation Law, an amendment, alteration or repeal of any provision of Subsections B and E of Section 1. of ARTICLE FOUR or of ARTICLE FIVE shall require the approval of the holders of the shares representing at least two-thirds of the shares then entitled to vote.

                                  ARTICLE TEN

                         PARTICIPATION OF NON-CITIZENS

  The following provisions are included for the purpose of ensuring that control and management of the Corporation remains with citizens of the United States or entities formed under the laws of the United States or any of the states of the United States, as required by the Communications Act:

    (a) The Corporation shall not issue to: (i) a person who is a citizen of a country other than the United States; (ii) any entity organized under the laws of a government other than the government of the United States or any state, territory, or possession of the United States; (iii) a government other than the government of the United States or of any state, territory, or possession of the United States; (iv) a representative of, or an individual or entity controlled by, any of the foregoing; or (v) any other person or entity whose alien status would be cognizable under the Communications Act (individually, an "Alien"; collectively, "Aliens") any shares of capital stock of the Corporation if such issuance would result in the total number of shares of such capital stock held or voted by Aliens exceeding 25% of (i) the capital stock outstanding at any time and from time to time, or (ii) the total voting power of all shares of such capital stock outstanding and entitled to vote at any time and from time to time, and shall not permit the transfer on the books of the Corporation of any capital stock to any Alien that would result in the total number of shares of such capital stock held or voted by Aliens exceeding such 25% limits as such limits greater or lesser than 25% may subsequently be imposed by statute or regulation.

    (b) No Alien or Aliens, individually or collectively, shall be entitled to vote or direct or control the vote of more than 25% of (i) the total number of all shares of capital stock of the Corporation outstanding at any time and from time to time, or (ii) the total voting power of all shares of capital stock of the Corporation outstanding and entitled to vote at any time and from time to time as such limits greater or lesser than 25% may subsequently be imposed by statute or regulation.

    (c) No Alien shall be qualified to act as an officer of the Corporation and no more than one-fourth of the total number of directors of the Corporation at any time may be Aliens except as may be permitted by law or regulation.

    (d) The Board of Directors shall have all powers necessary to implement the provisions of this ARTICLE TEN and to ensure compliance with the alien ownership restrictions (the "Alien Ownership Restrictions") of the Communications Act, including, without limitation, the power to prohibit the transfer of any shares of capital stock of the Corporation to any Alien and to take or cause to be taken such action as it deems appropriate to implement such prohibition.

    (e) Without limiting the generality of the foregoing and notwithstanding any other provision of this Amended and Restated Certificate of Incorporation to the contrary, any shares of capital stock of the Corporation determined by the Board of Directors to be owned beneficially by an Alien or Aliens shall always be subject to redemption by the Corporation by action of the Board of Directors, pursuant to the

  Delaware General Corporation Law, or any other applicable provision of law, to the extent necessary in the judgment of the Board of Directors to comply with the Alien Ownership Restrictions. The terms and conditions of such redemption shall be as follows:

    (i) the redemption price of the shares to be redeemed pursuant to this ARTICLE TEN shall be equal to the fair market value of the shares to be redeemed, as determined by reference to the closing price of such shares on the last business day before the date of redemption if the shares are traded on a national securities market, or as determined by the Board of Directors in good faith if the shares are not then being traded on a national securities market;

    (ii) the redemption price of such shares may be paid in cash, securities or any combination thereof;

    (iii) if fewer than all of the shares held by Aliens are to be redeemed, the shares to be redeemed shall be selected in any manner determined by the Board of Directors to be fair and equitable;

    (iv) at least 10 days (or such shorter period as may be required by any applicable regulatory authority) written notice of the redemption date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), provided that the redemption date may be the date on which written notice shall be given to record holders if the cash or securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

    (v) from and after the redemption date, the shares to be redeemed shall cease to be regarded as outstanding, and any and all rights of the holders with respect to the shares to be redeemed or attaching to such shares of whatever nature (including, without limitation, any rights to vote or participate in dividends declared on stock of the same class or series as such shares) shall cease and terminate, and the holders thereof thenceforth shall be entitled only to receive the cash or securities payable upon redemption; and

    (vi) such other terms and conditions as the Board of Directors shall determine.

  For purposes of this ARTICLE TEN, the determination of beneficial ownership of shares of capital stock of the Corporation shall be made pursuant to Rule 13d-3, 17 C.F.R. (S) 240.13d-3, as amended from time to time, promulgated under the Securities Exchange Act of 1934, as amended, unless the Communications Act shall provide for a different method of determination, in which case such determination shall be made in accordance with the Communications Act.

  IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed and attested by its duly authorized
officers this     day of      , 1997.

                                          Argyle Television, Inc.

                                          By:
                                              ----------------------------------
                                              Name:
                                                    ----------------------------
                                              Title:
                                                     ---------------------------

Attest:
        -----------------------------
        By:
            -------------------------
        Name:
              -----------------------
        Title:
               ----------------------

                                                                     APPENDIX D

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholders' shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitle to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     APPENDIX E

                        HEARST-ARGYLE TELEVISION, INC.

                            1997 STOCK OPTION PLAN

  WHEREAS, Argyle Television, Inc. adopted the Amended and Restated 1994 Stock Option Plan, and the Second Amended and Restated 1994 Option Plan effective as of October 22, 1995; and

  WHEREAS, on April 30, 1996, the stockholders of Argyle Television, Inc. approved the limitation on the maximum number of shares which may be granted under the Second Amended and Restated 1994 Option Plan, in order to qualify awards thereunder under Section 162(m) of the Internal Revenue Code, and thereby allow a deduction for federal income tax purposes of compensation paid to certain executives; and

  WHEREAS, a subsidiary of The Hearst Corporation ("Hearst") proposes to merge into Argyle Television, Inc. (the "Merger") and in connection therewith the name of Argyle Television, Inc. shall be changed to Hearst-Argyle Television, Inc.; and

  WHEREAS, Hearst-Argyle Television, Inc. desires to continue the 1994 Option Plan, as amended and restated herein upon and subject to consummation of the proposed Merger;

  1. Plan Name and Purpose. Following the Merger, the 1994 Option Plan, as amended and restated herein, shall be known as the Hearst-Argyle Television, Inc. 1997 Stock Option Plan, hereinafter referred to as the "Plan." The purposes of the Plan are (i) to provide incentives for key employees and Non-Employee Directors (as hereinafter defined) of Hearst-Argyle Television, Inc. (the "Company"), and its subsidiary corporations (within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended, (the "Code") and referred to herein as "Subsidiaries") by encouraging their ownership of Series A common stock, $0.01 par value, of the Company (the "Stock") and (ii) to aid the Company in retaining such key employees and Non-Employee Directors, upon whose efforts the Company's success and future growth depends, and attracting other such employees and Non-Employee Directors.

  2. Administration. This Plan shall be administered by the Company's Board of Directors. Subject to the terms of this Plan, the Board shall have plenary authority to determine the persons to whom options are to be granted, the number of shares to be subject to each such option, to determine the terms and provisions of any option agreements made pursuant to the Plan, to modify such agreements, and to make all other determinations that may be necessary or advisable for the administration of the Plan. For purposes of administration, the Board, subject to the terms of this Plan, shall have plenary authority to establish such rules and regulations, make such determinations and interpretations, and take such other administrative actions as it deems necessary or advisable. All determinations and interpretations made by the Board shall be final, conclusive and binding on all persons, including the holders of options granted under this Plan ("Optionees") and their legal representatives and beneficiaries.

  The Board, in its discretion, may delegate any or all of its authority, powers and discretion under this Plan to the Compensation Committee (the "Committee"), and the Board in its discretion may revest any or all such authority, powers and discretion in itself at any time. The Committee shall be appointed from time to time by the Board of Directors. The Board of Directors shall designate one of the members of the Committee as its Chairman. The Committee shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all members of the Committee shall be as effective as if it had been made by a majority vote at a Committee meeting duly called and held. The Committee may appoint a secretary (who need not be a member of the Committee). No member of the Committee shall be liable for any act or omission with respect to his or her service on the Committee, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company.

  With respect to persons subject to Section 16 of the Securities Exchange Act of 1934, as amended, or any successor statute (the "1934 Act"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act ("Rule 16b-3"). To the extent any provision of the Plan or action by the Board of Directors or the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law.

  3. Shares of Stock Available for Options. The aggregate number of shares of Stock that may be issued under this Plan shall equal 3,000,000 shares; provided, however, that such number of shares of Stock shall be increased from time to time as necessary so that there shall be available for options under this Plan (other than "incentive stock options," within the meaning of Section 422(b) of the Code), as of any date, a total of 6.25% of Fully Diluted Shares, subject to any adjustments that may be made pursuant to Section 5(g) hereof. Shares of Stock used for purposes of this Plan may be either authorized or unissued shares, or previously issued shares, held in the treasury of the Company, or both. Immediately upon the termination or forfeiture of any option granted under this Plan (other than by reason of exercise or other cancellation for consideration), any shares of Stock covered by such option shall be available for grant as further options hereunder.

  Unless specifically defined otherwise, "Fully Diluted Shares" means, as of any date, the sum of (i) the number of shares of Stock then outstanding (not including any shares held in treasury) and (ii) without duplication, the number of shares of Stock issuable upon conversion, exchange or exercise of all outstanding securities, other obligations, options or warrants, convertible into, exchangeable for or otherwise providing the right to acquire such shares.

  4. Eligibility. Options under this Plan may be granted to key employees and Non-Employee Directors of the Company or any Subsidiary. In selecting persons to be granted options, the Board may take into consideration any factors it may deem relevant, including its estimate of the person's present and potential contributions to the success of the Company and its Subsidiaries. The maximum number of shares of Stock with respect to which stock options may be granted in any one year to any employee shall not exceed 500,000.

  5. Terms and Conditions of Options. The Board shall, in its discretion, prescribe the terms and conditions of the options to be granted hereunder, which terms and conditions need not be the same in each case, subject to the following:

   (a) Option Agreement. Each option granted under this Plan shall be evidenced by a written option agreement, which shall be executed by the Optionee and an authorized officer of the Company and which shall contain such terms and conditions as the Board shall deem appropriate, consistent with the terms of this Plan.

   (b) Option Price. The price at which each share of Stock covered by an option granted under this Plan may be purchased shall be determined by the Board and shall not be less than the fair market value per share of Stock at the time of grant, subject to the incentive stock option provisions set forth in Section 6. The date of the grant of an option shall be the date specified by the Board in its grant of the option.

   (c) Option Period. The period for exercise of an option shall not exceed ten (10) years plus one day from the date of grant, subject to the provisions of Sections 5(e), 5(h), 6, and the provisions of any option agreement.

   (d) Exercise of Options. In order to exercise all or any portion of an option granted under this Plan, the Optionee, or his or her representative, devisees or heirs, as applicable, shall deliver to the Company written notice specifying the number of shares of Stock to be purchased, together with cash or a certified or bank cashier's check payable to the order of the Company or shares of Company Stock having a fair market value equal to the purchase price therefor. An Optionee shall have none of the rights of a stockholder until the shares of Stock are issued to him or her. An option may not be exercised for less than one hundred (100) shares of Stock, or the number of shares of Stock remaining subject to such option, whichever is less.

   (e) Effect of Termination of Employment or Service as a Non-Employee Director. Except as may be set forth in any option agreement, the following provisions of this Section 5(e) shall govern the treatment of options upon the termination of an Optionee's employment or service as a non-employee director by the Company and each of the Subsidiaries (hereinafter, the "Optionee's Employment or Service"):

    (i) An option will automatically be forfeited and unexercisable upon the termination of an Optionee's Employment or Service if such termination was for Cause (as defined below) or was voluntary by the Optionee (other than voluntary termination in connection with the Optionee's retirement upon or after such Optionee reaches age 65 ("Retirement Age")). Unless otherwise specifically defined in an Option Agreement, a termination shall be for "Cause" if the Company (or a Subsidiary) terminates the Optionee's Employment or Service because (A) the Optionee is convicted of a crime that is a felony (other than a traffic or moving violation); (B) the Optionee has willfully and materially breached, habitually neglected or failed to perform satisfactorily his or her duties as an employee, consultant or non-employee director; or, (C) the Optionee commits any material act or fraud or dishonesty during the course of the Optionee's Employment or Service.

    (ii) If an Optionee's Employment or Service is terminated because of (A) the death of the Optionee or (B) the Disability (as defined in subsection (v) below) of the Optionee, the Optionee, or his or her representative, devisees or heirs, as applicable, may exercise any options granted under this Plan that are exercisable on the date the Optionee's Employment or Service so terminates at any time prior to one year from the date of such termination.

    (iii) If an Optionee's Employment or Service is terminated because of the retirement of the Optionee at or after the Optionee reaches Retirement Age, then the Optionee may exercise any options granted under this Plan that are exercisable on the date the Optionee's Employment or Service so terminates at any time prior to one year from the date of such termination, subject to the incentive stock option provisions set forth in Section 6.

    (iv) If the Company terminates the Optionee's Employment or Service for any reason other than for Cause, then the Optionee, or his or her representative, devisees or heirs, as applicable, may exercise any options granted under this Plan that are exercisable on the date the Optionee's Employment or Service so terminates at any time prior to one year from the date of such termination, subject to the incentive stock option provisions set forth in Section 6. Notwithstanding the foregoing, if the Optionee's Employment or Service is terminated because the Optionee has become an employee of another company that is affiliated with the Company, through common ownership, common management or otherwise, then the options granted to such Optionee under this Plan shall not be deemed to be terminated, but rather shall continue in full force and effect as if the Optionee's Employment or Service had not been terminated.

    (v) Unless otherwise specifically defined in an Option Agreement, "Disability," as such term is used herein, shall refer to the Optionee becoming physically or mentally disabled (as determined in good faith by the Board) so that Optionee is unable to perform Optionee's duties which Optionee is required to perform for a period of more than one hundred twenty (120) consecutive days or more than one hundred eighty (180) days in the aggregate during any calendar year.

    (vi) If an Optionee's Employment or Service is terminated with the approval of the Board, the Board may, at its discretion, accelerate or otherwise modify the vesting conditions applicable to any options which are not exercisable on the date the Optionee's Employment or Service terminates, extend the period following termination of employment during which any outstanding options may be exercised (but in no event beyond the original exercise term of the grant), or modify the vesting terms and extend the exercise term of the grant.

    (vii) Nothing in this Plan or in any option granted pursuant to this Plan (in the absence of an express provision to the contrary) shall confer on any individual any right to continue in the employ of the Company or any Subsidiary, to continue to serve as a member of the Board, or to interfere in any way with the right of the Company to terminate his or her Employment or Service at any time.

   (f) Transferability of Options. During the lifetime of an Optionee, options held by such Optionee shall be exercisable only by the Optionee or his or her personal representative in the event of the Optionee's Disability. In the event of Optionee's death, options that remain exercisable under the terms of this Plan and the applicable Option Agreements may be exercised by the Optionee's representative, devisees or heirs, as applicable. Options shall be transferable by will or the laws of descent and distribution. Notwithstanding the foregoing, the Board may permit an Optionee to transfer exercise rights to any outstanding non-qualified stock options, provided such transfers are made to Permitted Transferees, as defined herein, and are made without consideration, for bona fide estate planning purposes. The Board shall establish whatever administrative criteria it deems appropriate in reviewing and approving such transfer requests. For purposes of this Section 5(f), "Permitted Transferees" shall mean a member of an Optionee's immediate family, trusts for the benefit of such immediate family members, and partnerships in which the Optionee and/or such immediate family members are the only partners. Immediate family members shall include an Optionee's spouse, descendants (children, grandchildren and more remote descendants), and shall include step-children and relationships arising from legal adoption.

   (g) Adjustments for Change in Stock Subject to Plan and Other
Events. Subject to any more particular rights that the Board may grant to an Optionee under an Option Agreement, in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, or any other change in or event affecting the corporate structure or Stock of the Company, the Board may make such adjustments, if any, in the number of shares subject to this Plan and in the number of shares covered by outstanding options and/or in the option price per share as it deems appropriate and necessary to preserve the value of the benefits provided hereunder.

   (h) Acceleration of Exercisability of Options Upon Occurrence of Certain Events. The Board may provide, in an Option Agreement relating to any option granted hereunder, that in connection with any Change of Control (as hereinafter defined) of the Company, effective as of such date as the Board shall determine, the exercisability of such option shall be accelerated and the option may be immediately exercised to purchase all or any portion of the shares of Stock subject to such option, or all or a portion of such option may be terminated, as determined by the Board.

  "Change of Control" shall mean (i) a merger or consolidation in which the Company is a constituent corporation following which securities of the surviving or resulting corporation possessing less than 50% of the combined voting power of such corporation's outstanding voting securities (computed on either an actual or fully diluted basis) with respect to matters submitted to a vote of the stockholders generally shall then be owned in the aggregate by persons who prior thereto were stockholders of the Company; (ii) a sale or transfer by the Company or any of its Subsidiaries of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity that is not a Subsidiary of the Company; (iii) any "person" (as such term is used in Sections 3(a)(9) or 13(d)(3) of the 1934 Act), other than Excluded Persons, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding voting securities with respect to matters submitted to a vote of the stockholders generally; (iv) any "person" other than Excluded Persons is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of the then outstanding Stock; (v) at such time as any shares of Series B common stock, $0.01 par value, of the Company are no longer outstanding, within any two-year period, a majority of the Company's Board of Directors is no longer composed of persons who were directors at the beginning of such two-year period, unless the continuing directors, together with the new directors who were approved by a majority of the prior directors, constitute a majority of the Board; (vi) the Company adopts a plan of dissolution or liquidation or liquidates or dissolves; or (vii) any transaction or series of transactions which has a reasonable likelihood or a purpose of producing, directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the 1934 Act. The term "Excluded Persons" means each of (i) The Hearst Corporation or any other "Permitted Transferee" (as defined in Article Four of the Company's Amended and Restated Certificate of Incorporation) and (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company.

  Notwithstanding the foregoing, in no event shall any option be exercisable after the date of termination of the exercise period of such option specified in Section 5(c).

   (i) Stock Legends. Certificates evidencing shares of Stock issued under the Plan shall have conspicuously noted thereon such restrictions on transferability as the Company may require in order to ensure compliance with applicable federal and state securities laws and regulations.

   (j) Options for Non-Employee Directors. Notwithstanding any provision herein to the contrary, each Non-Employee Director of the Company shall be awarded options to purchase 4,000 shares of Stock each year that such person continues to serve as a director of the Company, and an additional 1,000 shares of Stock each year that such person serves as a chairperson of a committee of the Board. The initial grant to each Non-Employee Director shall be made as of the adoption of this Plan (or as soon thereafter as is reasonably practicable) and each subsequent annual grant shall be made on each anniversary of the date of the initial grant for as long as such Non-Employee Director continues to serve as a director of the Company or any of its Subsidiaries. All such options granted to the Non-Employee Directors shall have an exercise price equal to the fair market value of the Stock as of the date of grant (as determined by the Board of Directors), shall become fully exercisable two (2) years from the date of grant and shall expire ten (10) years from the date of grant.

  "Non-Employee Director", as defined by Rule 16b-3 shall mean a director of the Company who (i) is not currently an officer of the Company or a parent or subsidiary of the Company, or otherwise currently employed by the Company or a parent or subsidiary of the Company; (ii) does not receive compensation, either directly or indirectly, from the Company or a parent or subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Item 404(a) of Regulation S-K; (iii) does not possess an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K; and (iv) is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K.

   (k) Other Terms and Conditions. The Board may impose such other terms and conditions, not inconsistent with the terms hereof, on the grant or exercise of options, as it deems advisable.

  6. Provisions Applicable to Incentive Stock Options. The Committee may, in its discretion, grant options under this Plan to eligible employees which constitute "incentive stock options" (within the meaning of Section 422(b) of the Code), provided, however, that the following provisions shall be
           --------  -------
applicable to such options ("Incentive Stock Options"):

   (a) No Incentive Stock Option shall be exercisable more than ten (10) years from the date of grant thereof.

   (b) To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans for the Company and its Subsidiaries exceeds $100,000, such excess Incentive Stock Options shall be treated as options which do not constitute Incentive Stock Options.

   (c) No Incentive Stock Option shall be granted to an individual if, at the time the option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its Subsidiaries, unless (i) at the time such option is granted the option price is at least 110% of the fair market value of the Stock subject to the option, and (ii) such option by its terms is not exercisable after the expiration of five (5) years from the date of grant.

   (d) The purchase price of a share of Stock under an Incentive Stock Option shall be no less than 100% of the fair market value of a share of Stock as of the date such option is granted.

   (e) An Incentive Stock Option shall be exercisable only while the Optionee is an employee of the Company or a Subsidiary, or within three (3) months after the date that the Optionee's employment with the Company is terminated for reasons other than death or Disability, for Cause, or voluntary termination by the Optionee.

  7. Amendment and Termination. Unless this Plan previously shall have been terminated as hereinafter provided, this Plan shall terminate on, and no option shall be granted hereunder, ten (10) years from (i) the date this Plan is adopted by the Board or (ii) the date this Plan is approved by the Company's stockholders, whichever is earlier; provided, however, that the Board may at any time prior to that date terminate this Plan. The Board may at any time amend this Plan; provided, however, that an amendment shall be
                          --------  -------
subject to stockholder approval if such approval is required for favorable treatment under Rule 16b-3 or the Code or is required by the rules of any securities exchange or market system on which securities of the Company are listed, reported or admitted to trading at the time such amendment is adopted. No termination or amendment of this Plan may, without the consent of an Optionee, adversely affect the rights of such Optionee under any option held by such Optionee. Notwithstanding anything in this Section 7 to the contrary, this Plan may from time to time be amended to satisfy or otherwise conform to the conditions and requirements and provisions set forth in Rule 16b-3 or in any successor rule.

  8. Withholding. It shall be a condition to the obligation of the Company to issue shares of Stock upon exercise of an option, that the Optionee (or any beneficiary or other person entitled to act under the terms hereof) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any liability to withhold federal, state or local income or other taxes. Without limiting the generality of the foregoing, Optionees may be given the opportunity to elect to have shares of Stock acquired through exercise of the option withheld to satisfy withholding tax obligations.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Subsection (a) of Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

  Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for in Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

  Article Seven of the Argyle's Certificate of Incorporation, as amended, provides that Argyle shall indemnify any and all of its directors and officers, or former directors and officers, or any person who may have served at Argyle's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

  Article Eight of Argyle's Certificate of Incorporation, as amended, provides that no director or former director of Argyle shall be liable to Argyle or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

  Argyle maintains liability insurance insuring its officers and directors against liabilities that they may incur in such capacities, including liabilities arising under the Federal securities laws other than liabilities arising out of the filing of a registration statement with the Securities and Exchange Commission.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS:

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     2.1     --Amended and Restated Agreement and Plan of Merger, dated as of
               March 26, 1997, among The Hearst Corporation, HAT Merger Sub,
               Inc., HAT Contribution Sub, Inc. and Argyle (included herewith as
               Appendix A to the Proxy Statement/Prospectus).
     3.1     --Amended and Restated Certificate of Incorporation of Argyle
               (incorporated by reference to Exhibit 3.1 of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
     3.2     --Bylaws of Argyle (incorporated by reference to Exhibit 3.2 of
               Argyle's Registration Statement on Form S-1 (File No. 33-96029)).
     4.1     --Certificate of Designation of Argyle's Series A Preferred Stock
               (incorporated by reference to Argyle's Current Report on Form 8-K dated June 11, 1996).
     4.2     --Certificate of Designation of Argyle's Series B Preferred Stock
               (incorporated by reference to Argyle's Current Report on Form 8-K dated June 11, 1996).
     4.3     --Form of Indenture relating to the Senior Subordinated Notes due
               2005 (including form of security) (incorporated by reference to
               Exhibit 4.1 of Argyle's Form 10-K for the fiscal year ending
               December 31, 1996).
     4.4     --First Supplemental Indenture dated as of June 1, 1996 among KHBS
               Argyle Television, Inc. and Arkansas Argyle Television, Inc. and
               United States Trust Company of New York (incorporated by
               reference to Argyle's Current Report on Form 8-K dated June 11,
               1996).
     4.5     --Form of Note (included in Exhibit 4.1).
     4.6     --Specimen of the stock certificate for Argyle's Series A Common
               Stock, $.01 par value per share (incorporated by reference to
               Exhibit 4.5 of Argyle's Form 10-K for the fiscal year ending
               December 31, 1996).
     5.1     --Opinion of Locke Purnell Rain Harrell (A Professional
               Corporation) regarding legality of securities to be issued.
     8.1     --Opinion of Locke Purnell Rain Harrell (A Professional
               Corporation) regarding federal income tax matters.
    10.1     --Amended and Restated Agreement of Limited Partnership of Argyle
               Television Investors, L.P. dated as of May 10, 1995, as amended by Amendment dated June 13, 1995, and Second Amendment dated
               July 24, 1995 (incorporated by reference to Exhibit 10.2 of
               Argyle's Registration Statement on Form S-1 (File No. 33-96029)).
    10.2     --Amended and Restated Employment Agreement of Bob Marbut
               (incorporated by reference to Exhibit 10.3(a) of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.3     --Amended and Restated Employment Agreement of E. Blake Byrne
               (incorporated by reference to Exhibit 10.3(b) of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.4     --Amended and Restated Employment Agreement of Ibra Morales
               (incorporated by reference to Exhibit 10.3(c) of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.5     --Amended and Restated Employment Agreement of Harry T. Hawks
               (incorporated by reference to Exhibit 10.3(d) of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.6     --Amended and Restated 1994 Stock Option Plan (incorporated by reference to Exhibit 10.6 of Argyle's Form 10-K for the fiscal year ending December 31, 1995).
    10.7     --Option Agreement between Argyle and Bob Marbut dated January 4,
               1995, as amended (incorporated by reference to Exhibit 10.4(b) of
               Argyle's Registration Statement on Form S-1 (File No. 33-96029)).

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
    10.8     --Option Agreements between Argyle and E. Blake Byrne dated
               January 4, 1995, as amended (incorporated by reference to Exhibit
               10.4(c) of Argyle's Registration Statement on Form S-1 (File No.
               33-96029)).
    10.9     --Option Agreements between Argyle and Ibra Morales dated
               January 4, 1995, as amended (incorporated by reference to
               Exhibit 10.4(d) of Argyle's Registration Statement on Form S-1
               (File No. 33-96029)).
    10.10    --Option Agreements between Argyle and Harry T. Hawks dated
               January 4, 1995, as amended (incorporated by reference to
               Exhibit 10.4(e) of Argyle's Registration Statement on Form S-1
               (File No. 33-96029)).
    10.11    --Affiliation Agreement among Multimedia, Inc., Multimedia
               Entertainment, Inc. (re: WLWT) and NBC (incorporated by reference to Exhibit 10.8(a) of Argyle's Form 10-K for the fiscal year ending December 31, 1996).
    10.12    --Affiliation Agreement between combined Communications
               Corporation of Oklahoma, Inc. (re: KOCO) and ABC (incorporated by reference to Exhibit 10.8b of Argyle's Form 10-K for the fiscal year ending December 31, 1996).
    10.13    --Affiliation Agreement between Providence Argyle Television, Inc.
               (re: WNAC) and Fox Broadcasting Company, dated December 9, 1994, as amended, and Amendment/NFL Package Agreement (incorporated by reference to Exhibit 10.5(c) of Argyle's Registration Statement
               on Form S-1 (File No. 33-96029)).
    10.14    --Affiliation Agreement between Tak Communications, Inc. (re:
               KITV) and ABC, dated November 4, 1994 and Satellite Television
               Affiliation Agreements, dated November 9, 1994 (incorporated by reference to Exhibit 10.5(d) of Argyle's (Registration Statement
               on Form S-1 (File No. 33-96029)).
    10.15    --Form of Affiliation Agreement between Jackson Argyle Television,
               Inc. (re: WAPT) and ABC (incorporated by reference to Exhibit
               10.5(e) of Argyle's Registration Statement on Form S-1 (File No.
               33-96029)).
    10.16    --Affiliation Agreements between Sigma Broadcasting, Inc. (re:
               KHBS and KHOG) and ABC (incorporated by reference to Argyle's
               Current Report on Form 8-K dated June 11, 1996).
    10.17    --Overhead Services Agreement between Argyle and Argyle Television
               Investors, L.P. and ATI General Partner, L.P., dated as of
               January 4, 1995 (incorporated by reference to Exhibit of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.18    --Form of Amended and Restated Tax Sharing Agreement (incorporated by reference to Exhibit of Argyle's Form 10-K for the fiscal year ending December 31, 1996).
    10.19    --Amended and Restated Bank Credit Agreement, dated June 13, 1995, as amended by Amendment No. 2 to Bank Credit Agreement
               (incorporated by reference to Exhibit 10.9 of Argyle's
               Registration Statement on Form S-1 (File No. 33-96029)).
    10.20    --Form of Amendment No. 3 to Amended and Restated Credit Agreement
               dated as of June 7, 1996 (incorporated by reference to Argyle's
               Current Report on Form 8-K dated June 11, 1996).
    10.21    --Amendment No. 4 to Amended and Restated Credit Agreement
               (incorporated by reference to Exhibit 10.11b of Argyle's Form
               10-K for the fiscal year ending December 31, 1996).
    10.22    --Change of Control Agreement between Argyle and Dean H. Blythe
               (incorporated by reference to Exhibit 10.12 of Argyle's Form 10-K for the fiscal year ending December 31, 1996).
    10.23    --Amendment No. 1 to Amended and Restated Employment of Bob Marbut
               dated July 31, 1996.
    10.24    --Amendment No. 1 to Amended and Restated Employment of E. Blake
               Byrne dated July 31, 1996.

 EXHIBIT NO.                           DESCRIPTION
 -----------                           -----------
    10.25    --Amendment No. 1 to Amended and Restated Employment of Ibra
               Morales dated July 31, 1996.

    10.26    --Commitment Letter dated June 17, 1997 issued by The Chase
               Manhattan Bank.

    21       --List of Subsidiaries of Argyle (incorporated by reference to
               Exhibit 21.1 of Argyle's Form 10-K for the fiscal year ending
               December 31, 1996.)
    23.1     --Consent of Locke Purnell Rain Harrell (A Professional
               Corporation) (contained in Exhibit 5.1 and Exhibit 8.1).
    23.2     --Consent of Ernst & Young LLP.
    23.3     --Consent of Deloitte & Touche LLP.
    23.4     --Consent of Price Waterhouse LLP.
    23.5     --Consent of Merrill Lynch & Co.
    23.6     --Consent of David J. Barrett
    23.7     --Consent of Frank A. Bennack, Jr.
    23.8     --Consent of John G. Conomikes
    23.9     --Consent of Victor F. Ganzi
    23.10    --Consent of George R. Hearst, Jr.
    23.11    --Consent of William R. Hearst, III
    23.12    --Consent of Gilbert G. Maurer
    23.13    --Consent of Virginia H. Randt
    24.1     --Powers of Attorney (contained on signature page hereto).
    99.1     --Form of Argyle's Proxy Card.
    99.2     --Form of Election and Letter of Transmittal.

--------

  (b) Financial Statement Schedules:

  Independent Auditors' Report on Schedule

  Schedule II--Valuation and Qualifying Accounts for fiscal years 1994, 1995 and 1996 of the Hearst Broadcast Group.

  Independent Auditors Report on Financial Statement Schedule

  Schedule II--Valuation and Qualifying Accounts for fiscal years 1995 and 1996 of Argyle Television, Inc. and Subsidiaries.

  (c)  Reports, Opinions and Appraisals:

  Fairness Opinion of Merrill Lynch & Co. (attached as Appendix B to the Proxy Statement/Prospectus forming a part of this Registration Statement and therefore not filed as an exhibit to this Registration Statement).

ITEM 22. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to this request.

  (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ARGYLE TELEVISION, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN ANTONIO, STATE OF TEXAS, ON JULY 29, 1997.

                                          Argyle Television, Inc.


                                          By:         /s/ Bob Marbut
                                              ---------------------------------
                                                         BOB MARBUT
                                               CHAIRMAN OF THE BOARD AND CHIEF
                                                      EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bob Marbut, Harry T. Hawks and Dean H. Blythe, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 and any and all applications and other documents in connection therewith, with the Securities and Exchange Commission and any state or other securities authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

           /s/ Bob Marbut              Chairman of the          July 29, 1997
-------------------------------------   Board and Chief
             BOB MARBUT                 Executive Officer
                                        (Principal
                                        Executive Officer)

           /s/ Blake Byrne             President, Chief         July 29, 1997
-------------------------------------   Operating Officer
             BLAKE BYRNE                and Director

          /s/ Ibra Morales             Executive Vice           July 29, 1997
-------------------------------------   President, Chief
            IBRA MORALES                Revenue Officer and
                                        Director

         /s/ Harry T. Hawks            Chief Financial          July 29, 1997
-------------------------------------   Officer, Assistant
           HARRY T. HAWKS               Secretary and
                                        Treasurer
                                        (Principal
                                        Financial Officer)

          /s/ Teresa Lopez              Controller and          July 29, 1997
-------------------------------------    Assistant Secretary
            TERESA LOPEZ                 (Principal
                                         Accounting Officer)

      /s/ Caroline L. Williams          Director                July 29, 1997
-------------------------------------
        CAROLINE L. WILLIAMS

          /s/ David Pulver              Director                July 29, 1997
-------------------------------------
            DAVID PULVER

         INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
The Hearst Corporation

  We have audited the accompanying combined balance sheets of the Hearst Broadcast Group of The Hearst Corporation (referred to as the "Group") as of December 31, 1995 and 1996, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated May 1, 1997; such report is included elsewhere in this Registration Statement. Our audits also included the financial statement schedule of the Hearst Broadcast Group of The Hearst Corporation, listed in Item 21(b). This financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
New York, New York
May 1, 1997

              THE HEARST BROADCAST GROUP OF THE HEARST CORPORATION

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                          BALANCE AT CHARGED TO CHARGED              BALANCE AT
                          BEGINNING    COSTS    TO OTHER               END OF
       DESCRIPTION        OF PERIOD   EXPENSES  ACCOUNTS DEDUCTIONS    PERIOD
       -----------        ---------- ---------- -------- ----------  ----------
Year Ended December 31,
 1994
  Allowance for
   uncollectible
   accounts.............. $1,081,825 $  793,707   $--    $(401,448)  $1,474,084
Year Ended December 31,
 1995
  Allowance for
   uncollectible
   accounts..............  1,474,084  1,130,264    --     (978,228)   1,626,120
Year Ended December 31,
 1996
  Allowance for
   uncollectible
   accounts..............  1,626,120    989,298    --     (921,674)   1,693,744

                        INDEPENDENT AUDITORS REPORT ON
                         FINANCIAL STATEMENT SCHEDULE

Board of Directors
Argyle Television, Inc.

We have audited the consolidated balance sheets of Argyle Television, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (August 5, 1994) through December 31, 1994 and for each of the two years in the period ended December 31, 1996, and have issued our report thereon dated February 12, 1997, except for the second paragraph of Note 11, as to which the date is March 26, 1997; such report is included elsewhere in this Registration Statement. Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The financial statement schedule, listed in Item 21 b., is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

San Antonio, Texas
February 12, 1997                                     ERNST & YOUNG LLP

                   ARGYLE TELEVISION, INC. AND SUBSIDIARIES


SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                  ADDITIONS
                         ----------------------------
                          BALANCE   CHARGED  CHARGED                    BALANCE
                            AT        TO     TO OTHER                    AT END
                         BEGINNING COSTS AND ACCOUNTS    DEDUCTIONS        OF
      DESCRIPTION        OF PERIOD EXPENSES  DESCRIBE     DESCRIBE       PERIOD
      -----------        --------- --------- --------    ----------     --------
Year Ended December 31,
 1995
  Allowance for
   uncollectible
   accounts............. $    --   $ 69,914  $63,288(1)  $     --       $133,202
Year Ended December 31,
 1996
  Allowance for
   uncollectible
   accounts............. $133,202  $234,963  $   --      $(198,863)(2)  $169,302

--------
(1) Amounts acquired in acquisitions.
(2) Net write-offs of accounts receivable.
Note: The required information regarding the valuation allowance for deferred tax assets is included in Note 5 to the Company's Consolidated Financial Statements.